As confidentially submitted to the U.S. Securities and Exchange Commission on January 29, 2026

This draft registration statement has not been publicly filed with the Securities and Exchange
Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________________

FORM S-1
REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933

_________________________

BRC Group Holdings, Inc.
(Exact name of registrant as specified in its charter)

_________________________

Delaware	7389	27-0223495
(State of Incorporation)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification No.)

11100 Santa Monica Blvd, Suite 800
Los Angeles, California 90025
(818) 884-3737
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

_________________________

Bryant Riley
Co-Chief Executive Officer
BRC Group Holdings, Inc.
11100 Santa Monica Blvd, Suite 800
Los Angeles, California 90025
(310) 966-1444
(Name, address, including zip code, and telephone number, including area code, of agent for service)

_________________________

Copies to:

Alan N. Forman, Esq. Executive Vice President & General Counsel BRC Group Holdings, Inc. 299 Park Avenue, 21st Floor New York, NY 10171 (212) 409-2420	Sara L. Terheggen, Esq. The NBD Group, Inc. 350 N. Glendale Avenue, Ste B522 Glendale, CA 91206 (310) 890-0110

_________________________

Approximate date of commencement of proposed sale to public: From time to time after this Registration Statement is declared effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☒
Non-accelerated filer	☐	Smaller reporting company	☒
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of Securities Act. ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission acting pursuant to said Section 8(a), may determine.

The information in this PRELIMINARY prospectus Is not complete and may be changed. THE SELLING SECURITYHOLDERS MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED.

SUBJECT TO COMPLETION, DATED [____], 2026

PRELIMINARY PROSPECTUS

BRC Group Holdings, Inc.

2,745,979 Shares of Common Stock Issuable Upon Exercise of Outstanding Warrants

This prospectus relates to the resale from time to time, by the selling securityholders identified in this prospectus under the caption “Selling Securityholders,” of up to 2,745,979 shares of our common stock, $0.0001 par value per share (the “Common Stock”), they may acquire upon the exercise of outstanding warrants, which we refer to collectively as the “Warrants.” We issued the Warrants to the selling securityholders as follows:

•        warrants to purchase approximately 1,832,287 shares of Common Stock with an initial exercise price of $5.14, subject to adjustment, issued in connection with the Company’s Credit Agreement, dated as of February 26, 2025 by and between the Company, BR Financial Holdings, LLC, the lenders party thereto and Oaktree Fund Administration, LLC, as administrative agent and as collateral agent (the “Credit Agreement Warrants”); and

•        warrants to purchase approximately 913,692 shares of Common Stock with an exercise price of $10.00 issued in connection with four private exchange transactions (the “Notes Warrants”).

The selling securityholders may, from time to time, sell, transfer or otherwise dispose of any or all of their Common Stock or interests in their Common Stock on any stock exchange, market or trading facility on which the Common Stock is traded or in private transactions. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices. See “Plan of Distribution” in this prospectus for more information. We will not receive any proceeds from the resale or other disposition of the Common Stock by the selling securityholders. However, we will receive the proceeds of any cash exercise of the Warrants. See “Use of Proceeds” beginning on page 46 and “Plan of Distribution” beginning on page 52 of this prospectus for more information.

Our Common Stock is currently traded on the NASDAQ Global Market (“NASDAQ”) under the symbol “RILY”. On January 28, 2026, the last reported sales price of our Common Stock as quoted on NASDAQ was $9.41 per share.

We are a “smaller reporting company” under the federal securities laws and will be subject to reduced disclosure and public reporting requirements.

You should read this prospectus, together with additional information described under the heading “Where You Can Find More Information” carefully before you invest in any of our securities.

An investment in our securities involves a high degree of risk. Before deciding whether to invest in our securities, you should consider carefully the risks and uncertainties described in the section captioned “Risk Factors” on page 11 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is             , 2026.

No dealer, salesperson or other individual has been authorized to give any information or to make any representation other than those contained in this prospectus in connection with the offer made by this prospectus and, if given or made, such information or representations must not be relied upon as having been authorized by us or the selling securityholders. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities in any jurisdiction in which such an offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so, or to any person to whom it is unlawful to make such offer or solicitation. Neither the delivery of this prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in our affairs or that information contained herein is correct as of any time subsequent to the date hereof.

For investors outside the United States:    We have not and the selling securityholders have not done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves, and observe any restrictions relating to, the offering of the shares of our Common Stock and the distribution of this prospectus outside the United States.

i

ABOUT THIS PROSPECTUS

This prospectus is part of a Registration Statement on Form S-1 that we filed with the Securities and Exchange Commission (“SEC”) using the “shelf” registration process. Under this shelf registration process, the selling stockholders may, from time to time, sell the shares offered by it and registered hereunder described in this prospectus. We will not receive any proceeds from the sale by the selling stockholders of such shares.

You should rely only on information contained in this prospectus filed with the SEC. Neither the delivery of this prospectus nor the sale of our securities means that the information contained in this prospectus is correct after the date of this prospectus.

Neither we nor the selling stockholder has authorized anyone to provide you with any information or to make any representations other than those contained in this prospectus or any applicable prospectus supplement or any free writing prospectuses prepared by or on behalf of us or to which we have referred you. Neither we nor the selling stockholder takes responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. Neither we nor the selling stockholder will make an offer to sell the shares registered hereby in any jurisdiction where the offer or sale is not permitted.

We may also provide a prospectus supplement or post-effective amendment to the registration statement to add information to, or update or change information contained in, this prospectus. You should read both this prospectus and any applicable prospectus supplement or post-effective amendment to the registration statement together with the additional information to which we refer you in the sections of this prospectus entitled “Where You Can Find More Information.”

This prospectus is not an offer to sell or the solicitation of an offer to buy our securities in any circumstances under which the offer or solicitation is unlawful or in any state or other jurisdiction where the offer is not permitted. The information contained in this prospectus is accurate only as of its date regardless of the time of delivery of this prospectus or of any sale of Common Stock.

For investors outside of the United States: Neither we nor the registered stockholder has done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of common stock and the distribution of this prospectus outside of the United States.

Unless the context indicates otherwise, references in this prospectus to the “Company,” “BRC,” “we,” “us,” “our” and similar terms refer to BRC Group Holdings, Inc. and its consolidated subsidiaries.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains “forward-looking statements.” These statements are based on the beliefs and assumptions of the Company. Generally, forward-looking statements include information concerning possible or assumed future actions, events or results of operation of the Company. Words such as “anticipates,” “estimates,” “expects,” “projects,” “forecasts,” “intends,” “plans,” “continues,” “believes,” “may,” “will,” “goals” or variations of such words and similar expressions are intended to identify our forward-looking statements. Examples of forward-looking statements include, but are not limited to, statements, beliefs and expectations regarding the offering described in this prospectus, or the exchange offer, and our business strategies, market potential, future financial performance, dividends, costs to be incurred in connection with the exchange offer, results of pending legal matters, our goodwill and other intangible assets, price volatility and cost environment, our liquidity, our funding sources, expected pension contributions, capital expenditures and funding, our financial covenants, repayments of debt, off-balance sheet arrangements and contractual obligations, our accounting policies, general views about future operating results and other events or developments that we expect or anticipate will occur in the future. These forward-looking statements are subject to a number of important factors, including those factors discussed in detail under “Risk Factors” in this prospectus, that could cause our actual results to differ materially from those indicated in any such forward-looking statements. These factors include, but are not limited to:

•        volatility in our revenues and results of operations;

•        changing conditions in the financial markets;

•        matters related to our investment in Freedom VCM Holdings, LLC (“Freedom VCM”) and developments related to our prior business relationship with Briah Kahn (the former CEO of Freedom VCM);

•        the receipt by the Company and Bryant Riley of subpoenas from the SEC;

•        material weaknesses in internal control over financial reporting;

•        our ability to generate sufficient revenues to achieve and maintain profitability;

•        failure to comply with the terms of our credit agreements or senior notes;

•        the level of our indebtedness;

•        our ability to meet future capital requirements;

•        our exposure to credit risk;

•        the short-term nature of our engagements;

•        failure to successfully compete in any of our businesses;

•        the illiquidity of, and additional potential losses from, our proprietary investments;

•        potential liability and harm to our reputation if we were to provide an inaccurate appraisal or valuation; potential mark-downs in inventory in connection with purchase transactions;

•        loss of key personnel;

•        our ability to borrow under our credit facilities;

•        our dependence on communications, information and other systems and third parties;

•        the potential loss of financial institution clients;

•        our ability to realize the benefits of our completed acquisitions, including our ability to achieve anticipated opportunities and cost savings, and accretion to reported earnings estimated to result from completed and proposed acquisitions in the time frame expected by management or at all;

•        the diversion of management time on divestiture-related issues;

•        the impact of legal proceedings, including in respect of matters related to Freedom VCM and Brian Kahn;

•        the activities of short sellers and their impact on our business and reputation;

•        changing economic and market conditions, including inflation and any actions by the Federal Reserve to address inflation, and the possibility of recession or an economic downturn;

•        the effects of tariffs and other governmental initiatives, and related impacts including supply chain disruptions, labor shortages and increased labor costs; and

•        the effect of geopolitical instability, including wars, conflicts and terrorist attacks, including the impacts of Russia’s invasion of Ukraine and conflicts in the Middle East.

Because forward-looking statements are subject to assumptions and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking statements. Undue reliance should not be placed on such statements, which speak only as of the date of this prospectus or the date of any document that may be incorporated by reference into this document.

Consequently, readers of this prospectus should consider these forward-looking statements only as the Company’s current plans, estimates and beliefs. The Company does not undertake and specifically declines any obligation to publicly release the results of any revisions to such forward-looking statements that may be made to reflect future events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events.

We disclaim and do not undertake any obligation to update or revise any forward-looking statement in this prospectus, except as required by applicable law or regulation.

PROSPECTUS SUMMARY

This summary highlights certain information about us, this offering, and selected information contained in this prospectus. This summary is not complete and does not contain all of the information that you should consider before deciding whether to invest in our Common Stock. For a more complete understanding of the Company and this offering, we encourage you to read and consider the more detailed information in this prospectus, including “Risk Factors” and the financial statements and related notes. Unless the context requires otherwise, references to “Company,” “we,” “us” or “our” refer to BRC Group Holdings, Inc., a Delaware corporation and its subsidiaries.

Business Overview

BRC Group Holdings, Inc. (the “Company” or “BRC”), which changed its name to BRC Group Holdings, Inc. effective January 1, 2026, is a diversified holding company, including financial services (with complementary banking and wealth management businesses), telecom, retail, and investments in equity, debt and venture capital. Our core financial services business provides small cap and middle market companies customized end-to-end solutions at every stage of the enterprise life cycle. Our complementary banking business offers comprehensive services in capital markets, sales, trading, research, merchant banking, M&A, and restructuring. Our complementary wealth management business offers wealth management and financial planning services including brokerage, investment management, insurance, and tax preparation. Our telecom businesses provide consumer and business services including traditional, mobile and cloud phone, internet and data, security, and email. Our retail companies provide mobile computing accessories and home furnishings. BRC, through its investment business, deploys its capital inside and outside its core financial services platform to generate shareholder value through opportunistic investments.

The Company opportunistically invests in and acquires companies or assets with attractive risk-adjusted return, with a focus on making operational improvements within these companies in an effort to maximize free cash flow.

In addition to efforts to grow BRC’s businesses, starting in 2024 and continuing through 2025, we have been focused on reducing indebtedness, including through the net proceeds from a number of strategic asset dispositions or other monetizations. The Company has reduced its total outstanding indebtedness from $1.8 billion at December 31, 2024 to $1.4 billion at December 31, 2025. The Company anticipates that reduction of indebtedness, including potentially through additional asset disposition or monetization transactions, will remain a key priority for the foreseeable future.

BRC was founded in 1997 by our Co-Chief Executive Officers Bryant Riley and Tom Kelleher, incorporated in Delaware in 2009, and became publicly listed through its strategic combination with Great American Group, Inc. in 2014. The Company has more than 1,552 affiliated professionals, including employees and independent contractors. We are headquartered in Los Angeles, California and maintain offices throughout the U.S., including in New York, Chicago, Boston, Dallas, Memphis, Miami, San Francisco, Boca Raton, and Palm Beach Gardens, as well as an office located in India.

Additional financial and other information about the Company is set forth in Annex A hereto, including the Company’s consolidated financial statements for the two year period ended December 31, 2024 and the nine month period ended September 30, 2025 contained herein.

Implications of Being a Smaller Reporting Company

We are a “smaller reporting company” as defined in Item 10(f)(1) of Regulation S-K. Smaller reporting companies may take advantage of certain reduced disclosure obligations, including, among other things, providing only two years of audited financial statements. We will remain a smaller reporting company until the last day of any fiscal year for so long as either (1) the market value of our shares of common stock held by non-affiliates does not equal or exceed $250.0 million as of the prior June 30th, or (2) our annual revenues did not equal or exceed $100.0 million during such completed fiscal year and the market value of our shares of common stock held by non-affiliates did not equal or exceed $700.0 million as of the prior June 30th. To the extent we take advantage of any reduced disclosure obligations, it may make comparison of our financial statements with other public companies difficult or impossible.

Corporate Information

We are a Delaware corporation. Our executive offices are located at 11100 Santa Monica Blvd., Suite 800, Los Angeles, California, 90025, and the telephone number at our principal executive office is (310) 966-1444. Our website address is http://www.brcgh.com. We have not incorporated by reference into this prospectus supplement and accompanying prospectus the information on our website, and you should not consider it to be a part of this document.

Recent Developments

Preliminary Estimates of Results for the Three Months and Twelve Months Ended December 31, 2025

The following is a capsule summary of our estimated preliminary unaudited consolidated financial condition and results of operations for the three months and twelve months ended December 31, 2025. These estimated preliminary results are subject to completion of our customary year-end closing, review and audit procedures and are not a comprehensive statement of our financial results for the three months and twelve months ended December 31, 2025.

We caution that our final results for the three months and twelve months ended December 31, 2025 that we will file with the SEC could vary significantly from these preliminary estimates as a result of the completion of our customary year-end closing, review and audit procedures and other developments arising between now and the time that our financial results for the three months and twelve months ended December 31, 2025 are finalized. These preliminary estimates should not be viewed as a substitute for complete financial statements prepared in accordance with GAAP and they are not necessarily indicative of the results to be achieved in any future period. Accordingly, you should not place undue reliance on these preliminary estimates. See “Cautionary Note Regarding Forward-Looking Statements,” “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for additional information regarding factors that could result in differences between these preliminary estimates and the actual financial and other data for the three months ended December 31, 2025.

The preliminary estimates of results included below have been prepared by, and is the responsibility of, the Company’s management. BDO USA, P.C. (“BDO”), the Company’s independent registered public accounting firm, has not audited, reviewed, compiled or performed any procedures with respect to the accompanying preliminary financial data. Accordingly, BDO does not express an opinion or any other form of assurance with respect thereto.

The preliminary estimates of results for the twelve months ended December 31, 2025 reflect the Company’s actual results for the nine months ended September 30, 2025 plus the Company’s preliminary estimates of results for the three months ended December 31, 2025.

Certain of the information set forth herein, including Adjusted EBITDA, Operating Adjusted EBITDA, Total Investments, and Net Debt, may be considered non-GAAP financial measures. BRC Group Holdings, Inc. believes this information is useful to investors because it provides a basis for measuring the Company’s available capital resources, the operating performance of its business and its revenues and cash flow, (i) excluding in the case of Adjusted EBITDA, net interest expense, provisions for or benefit from income taxes, depreciation, amortization, restructuring charge, gain or loss on extinguishment of debt, gain on bargain purchase, gain on sale and deconsolidation of businesses, gain on senior note exchange, impairment of goodwill and tradenames, share-based compensation and transaction related and other costs, (ii) excluding in the case of Operating Adjusted EBITDA, the aforementioned adjustments for adjusted EBITDA as well as trading gains (losses), net, net of fixed income and variable rate transaction spread, fair value adjustments on loans, realized and unrealized gains (losses) on investments net of variable rate transaction spread, and other investment related expenses, (iii) including in the case of Total Investments, securities and other investments owned net of (a) securities sold not yet purchased and (b) noncontrolling interest related to investments from continuing operations, loans receivable, at fair value net of loan participations sold, equity investments, and other investments reported in prepaid and other assets, (iv) including in the case of Net Debt, term loans, net, senior notes payable, net, revolving credit facility, and notes payable net of (a) cash and cash equivalents, (b) restricted cash, (c) due from clearing brokers net of due to clearing brokers, and (d) aforementioned included items of Total Investments, that would normally be included in the most directly comparable measures calculated and presented in accordance with Generally Accepted Accounting Principles (“GAAP”). In addition, the Company’s management uses these non-GAAP financial measures along with the most directly comparable GAAP financial measures in evaluating the Company’s operating performance, management compensation, capital resources, and cash flow. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP, and non-financial measures as reported by the Company may not be comparable to similarly titled amounts reported by other companies. The following is a reconciliation of Adjusted EBITDA, Operating Adjusted EBITDA, Total Investments, and Net Debt to the corresponding GAAP measure (in thousands), selected balance sheet totals, and condensed consolidated statement of operations. The following selected financial data reflects the unaudited results of operations for the three months and year ended December 31, 2025, and comparable selected financial data for the comparable periods in 2024 reflecting the recasting of financial information for reporting the sale of Glass Ratner in discontinued operations.

BRC GROUP HOLDINGS, INC.
Selected Balance Sheets Totals
(Unaudited)
(Dollars in thousands)

	Preliminary Estimate		December 31, 2024
	December 31, 2025
	Low	High	Actual
Total assets	$1,694,000	$1,724,000	$1,783,263
Total liabilities	$1,834,500	$1,843,500	$2,239,279

BRC GROUP HOLDINGS, INC.
Condensed Consolidated Statement of Operations (Loss)
(Unaudited)
(Dollars in thousands, except share and per share data)

	Preliminary Estimate		Three Months Ended December 31, 2024
	Three Months Ended December 31, 2025
	Low	High	Actual
Total revenues	$271,000	$282,500	$178,582
Total operating expenses	216,500	220,600	345,373
Other income (expense)	18,500	23,500	(90,345)
Income (loss) from continuing operations before income taxes	73,000	85,400	(257,136)
Provision for income taxes	(8,000)	(13,000)	(4,210)
Income (loss) from continuing operations	65,000	72,400	(261,346)
Income from discontinued operations, net of income taxes	—	—	255,740
Net income (loss)	65,000	72,400	(5,606)
Net income (loss) attributable to noncontrolling interests	3,000	5,000	(8,498)
Net income attributable to Registrant	62,000	67,400	2,892
Preferred stock dividends	2,000	2,000	2,015
Net income available to common shareholders	$60,000	$65,400	$877

Diluted income per common share	$1.96	$2.14	$0.03
Weighted average diluted common shares outstanding	30,597,066	30,597,066	30,499,931

BRC GROUP HOLDINGS, INC.
Condensed Consolidated Statement of Operations (Loss)
(Unaudited)
(Dollars in thousands, except share and per share data)

	Preliminary Estimate		Twelve Months Ended December 31, 2024
	Twelve Months Ended December 31, 2025
	Low	High	Actual
Total revenues	$960,236	$971,736	$746,421
Total operating expenses	890,989	895,089	1,243,968
Other income (expense)	154,091	159,091	(402,849)
Income (loss) from continuing operations before income taxes	223,338	235,738	(900,396)
Provision for income taxes	(9,194)	(14,194)	(22,013)
Income (loss) from continuing operations	214,144	221,544	(922,409)
Income from discontinued operations, net of income taxes	70,841	70,841	147,470
Net income (loss)	284,985	292,385	(774,939)
Net income (loss) attributable to noncontrolling interests	2,406	4,406	(10,665)
Net income (loss) attributable to Registrant	282,579	287,979	(764,274)
Preferred stock dividends	8,045	8,045	8,060
Net income (loss) available to common shareholders	$274,534	$279,934	$(772,334)

Diluted income (loss) per common share	$8.98	$9.16	$(25.46)
Weighted average diluted common shares outstanding	30,555,258	30,555,258	30,336,274

BRC GROUP HOLDINGS, INC.
Adjusted EBITDA and Operating Adjusted EBITDA Reconciliations
(Unaudited)
(Dollars in thousands)

	Preliminary Estimate		Three Months Ended December 31, 2024
	Three Months Ended December 31, 2025
	Low	High	Actual
Net income attributable to Registrant	$62,000	$67,400	$2,892
Income from discontinued operations, net of income taxes	—	—	255,740
Net (income) loss attributable to noncontrolling interests	(3,000)	(5,000)	8,498
Income (loss) from continuing operations	65,000	72,400	(261,346)
Adjustments:
Net (income) loss from continuing operations attributable to noncontrolling interests	(3,000)	(5,000)	8,523
Provision for income taxes	8,000	13,000	4,210
Interest expense	20,000	20,000	31,113
Interest income	(200)	(200)	(708)
Share based payments	3,000	3,000	2,063
Depreciation and amortization	8,000	8,000	11,175
Restructuring charge	—	100	597
Gain on sale and deconsolidation of businesses	—	—	484
(Gain) loss on extinguishment of debt	(300)	(300)	12,945
Impairment of goodwill and tradenames	—	—	77,692
Transactions related costs and other	(1,600)	(1,600)	(586)
Total EBITDA adjustments	33,900	37,000	147,508
Adjusted EBITDA	$98,900	$109,400	$(113,838)

	Preliminary Estimate		Three Months Ended December 31, 2024
	Three Months Ended December 31, 2025
	Low	High	Actual
Operating EBITDA Adjustments:
Trading (gains) losses, net	(59,000)	(63,000)	6,781
Fair value adjustments on loans	(4,500)	(5,500)	66,238
Realized and unrealized (gains) losses on investments	(35,000)	(38,000)	51,324
Fixed income and variable rate transaction spread	16,900	17,400	4,339
Other investment related expenses	700	700	366
Total Operating EBITDA Adjustments	(80,900)	(88,400)	129,048
Operating Adjusted EBITDA	$18,000	$21,000	$15,210

BRC GROUP HOLDINGS, INC.
Adjusted EBITDA and Operating Adjusted EBITDA Reconciliations
(Unaudited)
(Dollars in thousands)

	Preliminary Estimate		Twelve Months Ended December 31, 2024
	Twelve Months Ended December 31, 2025
	Low	High	Actual
Net income (loss) attributable to Registrant	$282,579	$287,979	$(764,274)
Income from discontinued operations, net of income taxes	70,841	70,841	147,470
Net (income) loss attributable to noncontrolling interests	(2,406)	(4,406)	10,665
Income (loss) from continuing operations	214,144	221,544	(922,409)
Adjustments:
Net (income) loss from continuing operations attributable to noncontrolling interests	(2,406)	(4,406)	8,920
Provision for income taxes	9,194	14,194	22,013
Interest expense	92,685	92,685	133,308
Interest income	(3,669)	(3,669)	(3,600)
Share based payments	12,981	12,981	17,437
Depreciation and amortization	35,079	35,079	44,932
Restructuring charge	505	605	1,522
Gain on sale and deconsolidation of businesses	(86,213)	(86,213)	(306)
Gain on senior note exchange	(67,208)	(67,208)	—
Loss on extinguishment of debt	21,343	21,343	18,725
Impairment of goodwill and tradenames	1,500	1,500	105,373
Transactions related costs and other	(2,133)	(2,133)	5,793
Total EBITDA adjustments	11,658	14,758	354,117
Adjusted EBITDA	$225,802	$236,302	$(568,292)

Operating EBITDA Adjustments:
Trading (gains) losses, net	(123,521)	(127,521)	57,007
Fair value adjustments on loans	1,497	497	325,498
Realized and unrealized (gains) losses on investments	(63,472)	(66,472)	263,686
Fixed income and variable rate transaction spread	69,399	69,899	21,300
Other investment related expenses	(91)	(91)	1,704
Total Operating EBITDA Adjustments	(116,188)	(123,688)	669,195
Operating Adjusted EBITDA	$109,614	$112,614	$100,903

BRC GROUP HOLDINGS, INC.
Total Investments and Net Debt Reconciliation
(Unaudited)
(Dollars in thousands)

	Preliminary Estimate		December 31, 2024
	December 31, 2025
	Low	High	Actual
Cash, cash equivalents, and restricted cash	$229,000	$229,000	$247,327
Due from clearing brokers	52,000	52,000	30,713

Securities and other investments owned	443,000	463,000	282,325
Securities sold not yet purchased	(10,000)	(10,000)	(5,675)
Loans receivable, at fair value	25,000	27,000	90,103
Loan participations sold	—	—	(6,000)
Equity investments	90,000	90,000	85,464
Other investments reported in prepaid and other assets	—	—	14,616
Noncontrolling interest	(34,000)	(34,000)	(28,217)
Total investments	514,000	536,000	432,616

Notes payable	—	—	28,021
Revolving credit facility	7,000	7,000	16,329
Term loans, net	119,000	119,000	199,429
Senior notes payable, net	1,300,000	1,300,000	1,530,561
Total debt	1,426,000	1,426,000	1,774,340
Net debt	$631,000	$609,000	$1,063,684

Wealth Management

On October 31, 2024, the Company signed a definitive agreement to sell a portion of the Company’s (W-2) Wealth Management business to Stifel Financial Corp. (“Stifel”). The sale (the “Wealth Management Transaction”) was completed on April 4, 2025 for net cash consideration based on the 36 financial advisors that joined Stifel at closing. The Company determined that the assets and liabilities associated with the Wealth Management Transaction met the criteria to be classified as held for sale, as discussed in Note 5 - Discontinued Operations and Assets Held for Sale, and was included in Assets Held for Sale in the consolidated balance sheets as of December 31, 2024.

Sale of Atlantic Coast Recycling

On March 3, 2025, the Company and BR Financial Holdings, LLC (“BRFH”), a wholly owned subsidiary of the Company, B. Riley Environmental Holdings, LLC and other indirect subsidiaries of the Company which included Atlantic Coast Recycling, LLC (“Atlantic Coast Recycling”), Atlantic Coast Recycling of Ocean County, LLC, (“Atlantic Coast Recycling of Ocean County” and, together with Atlantic Coast Recycling, the “Atlantic Companies”), entered into a Membership Interest Purchase Agreement, dated as of March 1, 2025 (the “MIPA”), whereby all of the issued and outstanding membership interests in each of the Atlantic Companies (the “Interests”) owned by BRFH and the minority holders were sold to a third party for an agreed upon purchase price subject to certain adjustments and holdback amount pending receipt of a certain third party consent. Net cash proceeds received as a result of the sale were net of adjustments for amounts allocated to non-controlling interests, repayment of contingent consideration, transaction costs and other items directly attributable to the closing of the transaction. The Company recognized a gain of $52.4 million in connection with the sale, which is included in the “Gain on sale and deconsolidation of businesses” line item on the accompanying consolidated statements of operations for the year ended December 31, 2025. The Company determined that the assets and liabilities associated with the Atlantic Coast Recycling transaction met the criteria to be classified as held for sale, as discussed in Note 5 - Discontinued Operations and Assets Held for Sale, and were properly classified in the consolidated balance sheet as of December 31, 2024.

Nogin

On March 31, 2025, the Company signed a Deed of Assignment for the Benefit of Creditors, (i) pursuant to which all of the assets of Nogin were transferred to an assignee for the benefit of Nogin’s creditors, and (ii) which provides the assignee the right to, among other things, sell or dispose of such assets and settle all claims against Nogin. The Company no longer controls or owns the assets of Nogin, Inc. (“Nogin”) and the results of operations will no longer be reported in the Company’s financial statements after March 31, 2025.

Sale of GlassRatner and Farber

On June 27, 2025, the Company signed an equity purchase agreement to sell all of the membership interests of its wholly owned subsidiary, GlassRatner Advisory & Capital Group, LLC, a Delaware limited liability company (“GlassRatner”), and B. Riley Farber Advisory Inc., an Ontario corporation (“Farber”). The aggregate cash consideration paid by the buyers for the interests of GlassRatner and shares of Farber was $117.8 million, which is based on a target closing working capital amount that is subject to adjustment within 180-days following the sale date. Upon closing the transaction, the Company recognized a gain of $66.8 million, which is included in the “Income from discontinued operations, net of income taxes” line item on the accompanying consolidated statements of operations for the year ended December 31, 2025. The Company also entered into a transition services agreement with the buyer to provide certain services. Management concluded that the sale of the GlassRatner business represented a strategic shift that had a major effect on the Company’s operations in 2025 and met the criteria for discontinued operations and, as such, have been excluded from continuing operations in the periods presented as more fully described in Note 5 - Discontinued Operations and Assets Held for Sale.

Exchange of Senior Notes

On March 26, 2025 April 7, 2025, May 21, 2025, June 30, 2025 and July 11, 2025, the Company completed private exchange transactions with institutional investors pursuant to which the investors exchanged approximately $355.0 million of aggregate principal amount of the Company’s 5.50% Senior Notes due March 2026, 6.50% Senior Notes due September 2026, 5.00% Senior Notes due December 2026, 6.00% Senior Notes due January 2028 and 5.25% Senior Notes due August 2028 for approximately $228.4 million aggregate principal amount of newly-issued 8.00% Senior Secured Second Lien Notes due 2028 (the “New Notes”), whereupon the exchanged notes were cancelled.

In connection with these exchange transactions, the Company issued to such investors warrants to purchase a total of 913,692 shares of the Company’s common stock, $0.0001 par value per share (the “Common Stock”), at an exercise price of $10.00 per share. In connection with the issuance of such warrants, the Company entered into registration rights agreements with such investors, pursuant to which the Company has granted such investors (i) certain shelf registration rights whereby the Company will register resales of the shares of Common Stock issued upon exercise of the warrants and (ii) certain piggyback registration rights, in each case subject to the terms and conditions set forth in the registration rights agreement.

The New Notes were issued pursuant to an Indenture, dated as of March 26, 2025 (the “Indenture”), between the Company, certain subsidiaries of the Company, as guarantors, and GLAS Trust Company LLC, a New Hampshire limited liability company, as trustee and collateral agent (in such capacities, the “Trustee”), and the New Notes are unconditionally guaranteed jointly and severally by all direct and indirect wholly-owned restricted subsidiaries of the Company, subject to certain excluded subsidiaries (collectively, the “Guarantors”). The New Notes are secured on a second lien basis, junior to the obligations under the Company’s Credit Facility, by substantially all of the assets of the Company and the Guarantors. The New Notes are subordinated in right of payment to the payment in full of the obligations under the Company’s Credit Facility.

The New Notes accrue interest at a rate of 8.00% per annum, payable semi-annually in arrears on April 30 and October 31, starting October 31, 2025. The New Notes mature on January 1, 2028. The Company may redeem the New Notes (i) at any time, in whole or in part, before March 26, 2026, at a redemption price equal to 100% of the aggregate principal amount being redeemed, plus a customary make-whole premium, plus accrued and unpaid interest, if any, to, but excluding, the redemption date; and (ii) at any time, in whole or in part, after March 26, 2026, at a redemption price equal to 100% of the aggregate principal amount being redeemed, plus accrued and unpaid interest, if any, to, but excluding, the redemption date.

The New Notes contain change of control provisions, whereby the holders of the New Notes have the right to require the Company to repurchase all or a portion of the New Notes at a purchase price, in cash, equal to 101% of the principal amount thereof, plus accrued and unpaid interest. In addition, if the Company or its restricted subsidiaries engage in certain asset sales and do not invest such proceeds or permanently reduce certain debt within a specified period of time, the Company will be required to use a portion of the proceeds of such asset sales above a specified threshold to make an offer to purchase the New Notes at a price equal to 100% of the principal amount of the New Notes being purchased, plus accrued and unpaid interest. The Indenture contains certain covenants that, among other things, limit the Company’s and its subsidiaries’ ability to incur additional indebtedness or liens, to dispose of assets, to make certain fundamental changes, to enter into restrictive agreements, to make certain investments, loans, advances, guarantees and acquisitions, to prepay certain indebtedness and to pay dividends or to make other distributions or redemptions/repurchases in respect of their respective equity interests.

Amendment to Oaktree Credit Agreement

On January 14, 2026, the Company and its wholly owned subsidiary BR Financial Holdings, LLC (the “Borrower”) entered into Amendment No. 4 (the “Credit Agreement Amendment”) to that certain Credit Agreement, dated as of February 26, 2025, by and among the Company, Borrower, each of the lenders party thereto, and Oaktree Fund Administration, LLC, as administrative agent and as collateral agent (as amended by Amendment No. 1 dated as of March 24, 2025, Amendment No. 2 dated as of July 8, 2025 and Amendment No. 3 dated as of October 8, 2025, the “Credit Agreement”).

The Credit Agreement Amendment added an additional carve-out to Section 6.06 with respect to Limitation on Investments and allows the Company to repurchase unsecured notes on or prior to June 30, 2026 in an aggregate outstanding amount not to exceed $25 million.

Legal Proceedings

On January 20, 2026, the Company, along with co-Plaintiffs B. Riley Principal Investments, LLC, B. Riley Private Shares 2023-2 QC, LLC, B. Riley Private Shares 2023-2 QP, LLC, BRF Finance Co., LLC and B. Riley Commercial Capital, LLC (together with the Company, the “Plaintiffs”) filed a complaint (the “Complaint”) against Willkie Farr & Gallagher LLP (“Willkie”), Brian Kahn (“Kahn”) and Lauren Kahn (together, the “Kahns”) in the Supreme Court of the State of New York, New York County.

The Complaint asserts causes of action against (i) Willkie for aiding and abetting fraud, civil conspiracy to defraud and breach of fiduciary duty, (ii) Kahn for common law fraud, fraudulent inducement, and civil conspiracy to defraud and (iii) the Kahns for breach of contract, in connection with their activities related to the take-private transaction of Franchise Group, Inc. in August 2023 (the “Transaction”). The Complaint seeks over $735 million in compensatory damages, punitive damages and disgorgement of all fees Willkie received in connection with the Transaction.

THE OFFERING

Common Stock offered by the Selling Securityholders	Up to 2,745,979 shares of Common Stock issuable upon exercise of the Warrants.
Common Stock Outstanding After the Offering(1)	33,343,045 shares of Common Stock, assuming the exercise in full of the Warrants.
Use of Proceeds

We will not receive any proceeds from the shares of Common Stock offered by the selling securityholders under this prospectus. However, we will receive the proceeds of any cash exercise of the Warrants. We intend to use the net proceeds from any cash exercise of the Warrants for working capital and general corporate purposes. See “Use of Proceeds.”

Risk Factors

Investing in our Common Stock involves substantial risk. Before deciding whether to invest in our securities, you should consider carefully the risks and uncertainties described in the section captioned “Risk Factors” contained herein on page 11.

Nasdaq Global Market	“RILY”
Transfer Agent	Continental Stock Transfer & Trust Company

____________

(1)      The number of shares of Common Stock to be outstanding upon completion of this offering is based on 30,597,066 shares of our Common Stock outstanding as of January 28, 2026 and excludes, as of that date, the following:

•        2,954,845 shares of common stock available for future grants under the Company’s 2021 Plan and 236,949 shares remaining available for issuance under our ESPP;

•        600,933 shares of common stock issuable upon the vesting and settlement of restricted stock units;

•        300,000 shares of common stock issuable upon exercise of outstanding options; and

•        6,116,353 shares of common stock that may be issued pursuant to the Company’s committed equity line of financing.

Risk Factor Summary

The following summarizes the principal factors that make an investment in the Company speculative or risky, all of which are more fully described in the Risk Factors section below. This summary should be read in conjunction with the Risk Factors section and should not be relied upon as an exhaustive summary of the material risks facing our business. The occurrence of any of these risks could harm our business, financial condition, results of operations and/or growth prospects or cause our actual results to differ materially from those contained in forward-looking statements we have made in this prospectus and those we may make from time to time. You should consider all the risk factors described in our public filings when evaluating our business.

Some of the factors that could materially and adversely affect our business, financial condition, results of operations and cash flows include, but are not limited to, the following:

•        Our revenues and results of operations are volatile and difficult to predict and have been impacted by recent divestiture transactions.

•        Recent events and developments related to our investment in Freedom VCM and our prior business relationship with Brian Kahn and related to the SEC subpoenas we received have had and may continue to have adverse effects on our business, results of operations, reputation, and stock price.

•        Our exposure to legal liability is significant and could lead to substantial damages.

•       We may incur losses as a result of ineffective risk management processes and strategies.

•       If we cannot meet our future capital requirements, we may be unable to develop and enhance our services, take advantage of business opportunities and respond to competitive pressures.

•        Our level of indebtedness, and restrictions under such indebtedness, could adversely affect our operations and liquidity.

•        We may suffer losses if our reputation is harmed.

•        Our failure to maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act could have a material adverse effect on our financial condition, results of operations and business and the price of our common stock and other securities.

•        We may enter into new lines of business, make strategic investments or acquisitions or enter into joint ventures, each of which may result in additional risks and uncertainties for our business.

•        Our corporate finance and strategic advisory engagements are singular in nature and do not generally provide for subsequent engagements.

•        We are subject to net capital and other regulatory capital requirements; failure to comply with these rules would significantly harm our business.

•        We have made and may make investments in relatively high-risk, illiquid assets that often have significantly leveraged capital structures, and we may fail to realize any profits from these activities for a considerable period of time or lose some or all of the principal amount we invest in these activities.

•        We are exposed to credit risk from a variety of our activities, including loans, lines of credit, guarantees and backstop commitments, and we may not be able to fully realize the value of the collateral securing certain of our loans.

•        We have had and may experience write downs of our investments and other losses related to the valuation of our investments and volatile and illiquid market conditions.

•        If we are unable to attract and retain qualified personnel, we may not be able to compete successfully in our industry.

•        Significant disruptions of information technology systems, breaches of data security, or unauthorized disclosures of sensitive data or personally identifiable information could adversely affect our business, and could subject us to liability or reputational damage.

•        Our Chairman and Co-Chief Executive Officer are a party to a credit agreement pursuant to which each has pledged, as collateral, the substantial majority of their common stock in the Company to a bank, and any foreclosure on such stock, or the sale or attempted sale of such common stock, could adversely impact the price of the common stock and result in negative publicity.

•        We did not pay dividends with respect to shares of our preferred stock and common stock and may not pay dividends regularly or at all in the future.

•        Our publicly traded senior notes are unsecured and therefore are effectively subordinated to any secured indebtedness that we currently have or that we may incur in the future.

•        The indenture under which our senior notes were issued contains limited protection for holders of our publicly traded senior notes.

•        We have and may continue to issue additional notes.

•        The rating for the 5.00% 2026 Notes, 5.25% 2028 Notes, 6.50% 2026 Notes, 5.50% 2026 Notes, or 6.00% 2028 Notes provided at the time of the original issuance could, at any time, be revised downward or withdrawn entirely at the discretion of the issuing rating agency.

•        Changes in trade policy and regulations in the United States and other countries, including changes in trade agreements and the imposition of tariffs, retaliatory measures and the resulting consequences, may have adverse impacts on our business, results of operations, and financial condition.

RISK FACTORS

An investment in our securities involves a high degree of risk. Before deciding whether to invest in our securities, you should consider carefully the risks and uncertainties described in this section captioned “Risk Factors.” If any of these risks actually occurs, our business, financial condition, results of operations or cash flow could suffer materially. In such event, the trading price of our Common Stock could decline, and you might lose all or part of your investment.

Risks Related to our Business & Competition

Our revenues and results of operations are volatile and difficult to predict and have been impacted by recent divestiture transactions.

Our revenues and results of operations fluctuate significantly from quarter to quarter, due to a number of factors. These factors include, but are not limited to, the following:

•        Our ability to attract new clients and obtain additional business from our existing client base;

•        The number, size and timing of M&A transactions, capital raising transactions and investment banking engagements;

•        The extent to which we acquire assets for resale, or guarantee a minimum return thereon, and our ability to resell those assets at favorable prices;

•        The rate of decline we experience from our dial-up and DSL Internet access pay accounts in our UOL business as customers continue to migrate to broadband access which provides faster Internet connection and download speeds offered by our competitors;

•        The rate of growth of new service areas;

•        The types of fees we charge clients, or other financial arrangements we enter into with clients; and

•        Changes in general economic and market conditions, including increased inflation and rising interest rates.

We have limited or no control over some of the factors set forth above and, as a result, may be unable to forecast our revenues accurately. For example, our investment banking revenues are typically earned upon the successful completion of a transaction, the timing of which is uncertain and beyond our control. A client’s acquisition transaction may be delayed or terminated because of a failure to agree upon final terms with the counterparty, failure to obtain necessary regulatory consents or board or stockholder approvals, failure to secure necessary financing, adverse market conditions or unexpected financial or other problems in the business of a client or a counterparty. If the parties fail to complete a transaction on which we are advising or an offering in which we are participating, we will earn little or no revenue from the contemplated transaction.

We rely on projections of revenues in developing our operating plans for the future and will base our expectations regarding expenses on these projections and plans. If we inaccurately forecast revenues and/or earnings, or fail to accurately project expenses, we may be unable to adjust our spending in a timely manner to compensate for these inaccuracies and, as a result, may suffer operating losses and such losses could have a negative impact on our financial condition and results of operations. If, for any reason, we fail to meet Company, investor or analyst projections of revenue, growth or earnings, the market price of the common stock could decline and you may lose all or part of your investment.

Conditions in the financial markets and general economic conditions have impacted, and may continue to impact, our ability to generate business and revenues, which may cause significant fluctuations in our stock price.

•        Our opportunity to act as underwriter or placement agent could be adversely affected by a reduction in the number and size of capital raising transactions or by competing sources of equity.

•        The number and size of M&A transactions or other strategic advisory services where we act as adviser could be adversely affected by continued uncertainties in valuations related to asset quality and creditworthiness, volatility in the equity markets, and diminished access to financing.

•        Market volatility could lead to a decline in the volume of transactions that we execute for our customers and, therefore, to a decline in the revenue we receive from commissions and spreads.

•        We have experienced, and may experience in the future, losses in securities trading activities, or as a result of write-downs in the value of securities that we own, as a result of deteriorations in the businesses or creditworthiness of the issuers of such securities.

•        We have experienced, and may experience in the future, losses or write downs in the realizable value of our proprietary investments due to the inability of companies we invest in to repay their borrowings.

•        Our access to liquidity and the capital markets could be limited, preventing us from making proprietary investments and restricting our sales and trading businesses.

•        We have incurred, and may incur in the future, unexpected costs or losses as a result of the bankruptcy or other failure of companies for which we have performed investment banking services to honor ongoing obligations such as indemnification or expense reimbursement agreements, or in whom we have invested or to whom we have extended credit.

•        Sudden sharp declines in market values of securities can result in illiquid markets and the failure of counterparties to perform their obligations, which could make it difficult for us to sell securities, hedge securities positions, and invest funds under management.

•        As an introducing broker to clearing firms, we are responsible to the clearing firm and could be held liable for the defaults of our customers, including losses incurred as the result of a customer’s failure to meet a margin call. When we allow customers to purchase securities on margin, we are subject to risks inherent in extending credit. This risk increases when a market is rapidly declining and the value of the collateral held falls below the amount of a customer’s indebtedness. If a customer’s account is liquidated as the result of a margin call, we are liable to our clearing firm for any deficiency.

•        Competition in our investment banking, sales, and trading businesses could intensify as a result of the increasing pressures on financial services companies and larger firms competing for transactions and business that historically would have been too small for them to consider.

•        Market volatility often results in lower prices for securities, which results in reduced management fees calculated as a percentage of assets under management.

•        Market declines could increase claims and litigation, including arbitration claims from customers.

•        Our industry could face increased regulation as a result of legislative or regulatory initiatives. Compliance with such regulation may increase our costs and limit our ability to pursue business opportunities.

•        Government intervention may not succeed in improving the financial and credit markets and may have negative consequences for our business.

We focus principally on certain sectors of the economy in our investment banking operations, and deterioration in the business environment in these sectors or a decline in the market for securities of companies within these sectors could harm our business.

Volatility in the business environment in the industries in which our clients operate or in the market for securities of companies within these industries could adversely affect our financial results and the market value of our preferred stock, common stock and senior notes. The business environment for companies in some of these industries has been subject to high levels of volatility in recent years, and our financial results have consequently been subject to significant variations from year to year. For example, the consumer goods and services sectors are subject to consumer spending trends, which have been volatile, to mall traffic trends, which have been down, to the availability of credit, and to broader trends such as the rise of Internet retailers. Emerging markets have driven the growth of certain consumer companies but emerging market economies are fragile, subject to wide swings in GDP, and subject to changes in foreign currencies. The technology industry has been volatile, driven by evolving technology trends, by technological obsolescence, by enterprise spending, and by changes in the capital spending trends of major corporations and government agencies around the world.

Our investment banking operations focus on various sectors of the economy, and we also depend significantly on private company transactions for sources of revenues and potential business opportunities. Most of these private company clients are initially funded and controlled by private equity firms. To the extent that the pace of these private company transactions slows or the average transaction size declines due to a decrease in private equity financings, difficult market conditions in our target industries or other factors, our business and results of operations may be harmed.

Underwriting and other corporate finance transactions, strategic advisory engagements and related sales and trading activities in our target industries represent a significant portion of our investment banking business. This concentration of activity in our target industries exposes us to the risk of declines in revenues in the event of downturns in these industries, such as those due to rising inflation and interest rates.

Our businesses may be adversely affected by the disruptions in the credit markets, including reduced access to credit and liquidity and higher costs of obtaining credit.

In the event existing internal and external financial resources do not satisfy our needs, we would have to seek additional outside financing. The availability of outside financing will depend on a variety of factors, such as our financial condition and results of operations, the availability of acceptable collateral, market conditions, the general availability of credit, the volume of trading activities, and the overall availability of credit to the financial services industry, all of which are under increased pressure due to the continuing inflationary environment and increased interest rates.

Widening credit spreads, as well as significant declines in the availability of credit, could adversely affect our ability to borrow on an unsecured basis. Disruptions in the credit markets could make it more difficult and more expensive to obtain funding for our businesses. If our available funding is limited or we are forced to fund our operations at a higher cost, these conditions may require us to curtail our business activities and increase our cost of funding, both of which could reduce our profitability, particularly in our businesses that involve investing and taking principal positions.

Liquidity, or ready access to funds, is essential to financial services firms, including ours. Failures of financial institutions have often been attributable in large part to insufficient liquidity. Liquidity is of particular importance to our sales and trading business, and perceived liquidity issues may affect the willingness of our clients and counterparties to engage in sales and trading transactions with us. Our liquidity could be impaired due to circumstances that we may be unable to control, such as a general market disruption or an operational problem that affects our sales and trading clients, third parties, or us. Further, our ability to sell assets may be impaired if other market participants are seeking to sell similar assets at the same time.

Our clients engaging us with respect to M&A often rely on access to the secured and unsecured credit markets to finance their transactions. The lack of available credit and the increased cost of credit could adversely affect the size, volume and timing of our clients’ merger and acquisition transactions-particularly large transactions-and adversely affect our investment banking business and revenues.

Risks Related to Legal Liability, Risk Management, Liquidity, Finance and Accounting

Our level of indebtedness, and restrictions under such indebtedness, could adversely affect our operations and liquidity.

Together with our subsidiaries, we have a significant amount of indebtedness and substantial debt service requirements. As of December 31, 2025, we had approximately $1.4 billion of outstanding indebtedness. The terms of the instruments governing such indebtedness contain various restrictions and covenants regarding the operation of our business, including, but not limited to, restrictions on our ability to merge or consolidate with or into any other entity. We may also secure additional debt financing in the future in addition to our current debt. Our level of indebtedness generally could adversely affect our operations and liquidity, by, among other things: (i) making it more difficult for us to pay or refinance our debts as they become due during adverse economic and industry conditions because we may not have sufficient cash flows to make our scheduled debt payments; (ii) causing us to use a larger portion of our cash flows to fund interest and principal payments, thereby reducing the availability of cash to fund working capital, capital expenditures and other business activities; (iii) making it more difficult for us to take advantage of significant business opportunities, such as acquisition opportunities or other strategic transactions, and to react to changes in market or industry conditions; and (iv) limiting our ability to borrow additional monies in the future to fund working capital, capital expenditures, acquisitions and other general corporate purposes as and when needed, which could force us to suspend, delay or curtail business prospects, strategies or operations.

We may not be able to generate sufficient cash flow to pay the interest on our debt, and future working capital, borrowings or equity financing may not be available to pay, redeem or refinance such debt. If we are unable to generate sufficient cash flow to pay the interest on our debt or redeem such debt when it becomes due, we may have to delay or curtail our operations. If we are unable to service our indebtedness, we will be forced to adopt an alternative strategy that may include actions such as reducing capital expenditures, selling assets, restructuring or refinancing our indebtedness or seeking additional equity capital. These alternative strategies may not be affected on satisfactory terms, if at all, and they may not yield sufficient funds to make required payments on our indebtedness. During 2024 and 2025, we engaged in a number of assets sales the proceeds of which were largely used to repay and/or service our indebtedness. If, for any reason, we are unable to meet our debt service and repayment obligations, we would be in default under the terms of the agreements governing our debt, which could allow our creditors at that time to declare certain outstanding indebtedness to be due and payable or exercise other available remedies, which may in turn trigger cross acceleration or cross default rights in other agreements. If that should occur, we may not be able to pay all such debt or to borrow sufficient funds to refinance it. Even if new financing were then available, it may not be on terms that are acceptable to us.

Our exposure to legal liability is significant, and could lead to substantial damages.

We face significant legal risks in our businesses. These risks include potential liability under securities laws and regulations in connection with our capital markets, asset management and other businesses. The volume and amount of damages claimed in litigation, arbitrations, regulatory enforcement actions and other adversarial proceedings against financial services firms have increased in recent years. We also are subject to claims from disputes with our employees and our former employees under various circumstances. Risks associated with legal liability often are difficult to assess or quantify and their existence and magnitude can remain unknown for significant periods of time, making the amount of legal reserves related to these legal liabilities difficult to determine and subject to future revision. Legal or regulatory matters involving our directors, officers or employees in their individual capacities also may create exposure for us because we may be obligated or may choose to indemnify the affected individuals against liabilities and expenses they incur in connection with such matters to the extent permitted under applicable law. In addition, we may face the possibility of employee fraud or misconduct. The precautions we take to prevent and detect this activity may not be effective in all cases and there can be no assurance that we will be able to deter or prevent fraud or misconduct.

Exposures from and expenses incurred related to any of the foregoing actions or proceedings could have a negative impact on our results of operations and financial condition. In addition, future results of operations could be adversely affected if reserves relating to these legal liabilities are required to be increased or legal proceedings are resolved in excess of established reserves. See “Risk Factors — Recent events and developments related to our investment in Freedom VCM and our prior business relationship with Brian Kahn and related to the SEC subpoenas we received have had, and may continue to have, adverse effects on our business, results of operations, reputation, and stock price” and “Legal Proceedings” in Section 3 of the Annex to this Registration Statement.

Recent events and developments related to our investment in Freedom VCM and our prior business relationship with Brian Kahn and related to the SEC subpoenas we received have had, and may continue to have, adverse effects on our business, results of operations, reputation, and stock price.

On August 21, 2023, we completed the FRG take-private transaction. In November 2023, we learned from news reports that Mr. Kahn was identified as an unindicted co-conspirator in criminal and civil charges of securities fraud against the executive of an unrelated hedge fund.

While we had no involvement with, or knowledge of, any of the alleged misconduct concerning that hedge fund, Mr. Kahn or any of his affiliates (and each of the separate review and investigations undertaken by the Audit Committee of our Board of Directors confirmed this), as a result of these matters we have experienced, and may likely continue to experience, adverse impacts on our business, results of operations, reputation, and/or stock price. These adverse impacts have arisen, and may likely continue to arise, out of current and future legal proceedings initiated since the November 2023 news reports, the many continuing unfounded allegations by short sellers and others, the substantial short pressure on our stock price (for further information, see “Risk Factors — The price of our securities may be adversely affected by third parties who raise allegations about our Company”), and the resulting damage to certain business relationships and employee morale and increased employee attrition, among others. On July 3, 2024 and November 22, 2024, each of the Company and Bryant Riley received subpoenas from the SEC requesting the production of certain documents and other information primarily related to (i) the Company’s business dealings with Mr. Kahn, (ii) certain transactions in an unrelated public company’s securities, (iii) the communications and related compliance and other policies and procedures of certain of its regulated subsidiaries (iv) certain additional documents and information relating to the Franchise Group, Inc. The receipt of subpoenas is not an indication that the SEC or its staff has determined that any violations of law have occurred and both the Company and Mr. Riley are responding to the subpoenas and are fully cooperating with the SEC. On November 10, 2025, news reports and a court filing by the U.S. Attorney’s Office for the District of New Jersey indicated that the U.S. Attorney’s Office has charged Kahn with securities fraud in connection with his activities as a Prophecy sub-adviser. The charging document is not yet public, but an initial appearance, bond hearing, and plea agreement hearing was held on December 10, 2025 before the New Jersey District Court at which Mr. Kahn plead guilty to one count of conspiracy to commit securities fraud. As a result of these events, we have incurred, and will continue to incur, expenses in connection with these matters and any future legal proceedings arising out of these matters, which expenses may be material and, in some cases, are not or will not be covered by insurance.

In addition, on November 3, 2024, FRG, its operating businesses, and certain other affiliates, including Freedom VCM, filed the FRG Chapter 11 Cases under Chapter 11 of the Bankruptcy Code. As a result, on November 4, 2024, we concluded that we were required to record an additional impairment with respect to the investment in Freedom VCM (the “Freedom VCM Investment”) and the receivable due from Vintage Capital Management, LLC (“Vintage Loan Receivable”). As a result of such additional impairment, we have ascribed no value to the Freedom VCM Investment as of December 31, 2024, and a value of $1.8 million to the Vintage Loan Receivable as of December 31, 2025. For the year ended December 31, 2024, non-cash impairments of the Freedom VCM Investment and the Vintage Loan Receivables were $221.0 million and $222.9 million respectively.

Prior to the filing of the FRG Chapter 11 Cases in November 2024, Conn’s and certain of its subsidiaries filed voluntary petitions for relief (the “Conn’s Chapter 11 Cases”) under chapter 11 of the Bankruptcy Code. FRG, pursuant to a transaction consummated in January 2024, acquired a substantial equity investment in Conn’s, and in December 2023, the Company loaned $108.0 million to Conn’s subsequently reduced to $93.0 million due to principal repayments. The fair value of this loan receivable was $19.1 million at December 31, 2024 given that in July 2024, Conn’s and certain of its subsidiaries filed voluntary petitions for relief under chapter 11 of the Bankruptcy Code. During the years ended December 31, 2025 and 2024, the Company recorded unrealized gains (losses) of $0.8 million and $(71.7) million, respectively, and additional cash payments of $19.9 million during the year ended December 31, 2025 with respects to this loan receivable. The fair value of this loan receivable was zero at December 31, 2025.

We expect that the Company may be subject to lawsuits and other claims related to the FRG Chapter 11 Cases and the Conn’s Chapter 11 Cases. These events and developments have exacerbated, and they and additional similar events and developments including additional litigation and claims will continue to exacerbate, the risk that we will continue to: (i) incur expenses in connection with these matters, which expenses may be material and, in some cases, are not or will not be covered by insurance; (ii) harm our reputation and negatively impact employee morale, retention and hiring; and (iii) lose customers or negatively impact on our ability to attract new customers and increased competition for new clients and business.

We may incur losses as a result of ineffective risk management processes and strategies.

We seek to monitor and control our risk exposure through operational and compliance reporting systems, internal controls, management review processes and other mechanisms. Our investing and trading processes seek to balance our ability to profit from investment and trading positions with our exposure to potential losses. While we employ limits, hedging transactions, and other risk mitigation techniques, those techniques and the judgments that accompany their application cannot anticipate economic and financial outcomes or the specifics and timing of such outcomes. Thus, we may, in the course of our investment and trading activities, incur losses, which may be significant.

In addition, we are investing our own capital in our funds and funds of funds, as well as principal investing activities, and limitations on our ability to withdraw some or all of our investments in these funds or liquidate our investment, positions, whether for legal, reputational, illiquidity or other reasons, may make it more difficult for us to control the risk exposures relating to these investments. See “Risk Factors — We have identified material weaknesses in our internal control over financial reporting, and these material weaknesses, or our failure or inability to remediate them, or our failure to otherwise design and maintain effective internal control over financial reporting, exposes us to additional risks and uncertainties and could result in loss of investor confidence, shareholder litigation or governmental proceedings or investigations, any of which could cause the market value of our securities to decline or impact our ability to access the capital markets.”

Our risk management policies and procedures may leave us exposed to unidentified or unanticipated risks.

Our risk management strategies and techniques may not be fully effective in mitigating our risk exposure in all market environments or against all types of risk. We seek to manage, monitor and control our operational, legal and regulatory risk through operational and compliance reporting systems, internal controls, management review processes and other mechanisms; however, there can be no assurance that our procedures will be fully effective. Further, our risk management methods may not effectively predict future risk exposures, which could be significantly greater than the historical measures indicate. In addition, some of our risk management methods are based on an evaluation of information regarding markets, clients and other matters that are based on assumptions that may no longer be accurate. A failure to adequately manage our growth, or to effectively manage our risk, could materially and adversely affect our business and financial condition.

We are exposed to the risk that third parties who owe us money, securities or other assets will not perform their obligations. These parties may default on their obligations to us due to bankruptcy, lack of liquidity, operational failure, and breach of contract or other reasons. We are also subject to the risk that our rights against third parties may not be enforceable in all circumstances. As an introducing broker, we could be held responsible for the defaults or misconduct of our customers. These may present credit concerns, and default risks may arise from events or circumstances that are difficult to detect, foresee or reasonably guard against. In addition, concerns about, or a default by, one institution could lead to significant liquidity problems, losses or defaults by other institutions, which in turn could adversely affect us. If any of the variety of instruments, processes and strategies we utilize to manage our exposure to various types of risk are not effective, we may incur losses.

Our failure to deal appropriately with conflicts of interest could damage our reputation and adversely affect our business.

We confront potential conflicts of interest relating to our and our funds’ and clients’ investment and other activities. Certain of our funds have overlapping investment objectives, including funds which have different fee structures, and potential conflicts may arise with respect to our decisions regarding how to allocate investment opportunities among ourselves and those funds. For example, a decision to acquire material non-public information about a company while pursuing an investment opportunity for a particular fund gives rise to a potential conflict of interest when it results in our having to restrict the ability of the Company or other funds to take any action.

In addition, there may be conflicts of interest regarding investment decisions for funds in which our officers, directors and employees, who have made and may continue to make significant personal investments in a variety of funds, are personally invested. Similarly, conflicts of interest may exist or develop regarding decisions about the allocation of specific investment opportunities between the Company and the funds.

We also have potential conflicts of interest with our investment banking and institutional clients including situations where our services to a particular client or our own proprietary or fund investments or interests conflict or are perceived to conflict with a client. It is possible that potential or perceived conflicts could give rise to investor or client dissatisfaction or litigation or regulatory enforcement actions. Appropriately dealing with conflicts of interest is complex and difficult and our reputation could be damaged if we fail, or appear to fail, to deal appropriately with one or more potential or actual conflicts of interest. Regulatory scrutiny of, or litigation in connection with, conflicts of interest would have a material adverse effect on our reputation, which would materially adversely affect our business in a number of ways, including as a result of redemptions by our investors from our hedge funds, an inability to raise additional funds and a reluctance of counterparties to do business with us.

Financial services firms have been subject to increased scrutiny over the last several years, increasing the risk of financial liability and reputational harm resulting from adverse regulatory actions.

Firms in the financial services industry have historically been operating in a difficult regulatory environment. The industry has historically experienced increased scrutiny from a variety of regulators, including the SEC, Financial Industry Regulatory Authority (“FINRA”) and state attorneys general. Penalties and fines sought by regulatory authorities have increased substantially over the last several years. This regulatory environment has created uncertainty with respect to a number of transactions that had historically been entered into by financial services firms and that were generally believed to be permissible and appropriate. We may be adversely affected by changes in the interpretation or enforcement of existing laws and rules by these governmental authorities and self-regulatory organizations. Each of the regulatory bodies with jurisdiction over us has regulatory powers dealing with many aspects of financial services, including, but not limited to, the authority to fine us and to grant, cancel, restrict or otherwise impose conditions on the right to carry on particular businesses. For example, a failure to comply with the obligations imposed by the Exchange Act on broker-dealers and the Investment Advisers Act of 1940 on investment advisers, including record-keeping, advertising and operating requirements, disclosure obligations and prohibitions on fraudulent activities, or by the Investment Company Act of 1940, could result in investigations, sanctions and reputational damage. We also may be adversely affected as a result of new or revised legislation or regulations imposed by the SEC, other U.S. or foreign governmental regulatory authorities or FINRA or other self-regulatory organizations that supervise the financial markets. Substantial legal liability or significant regulatory action against us could have adverse financial effects on us or cause reputational harm to us, which could harm our business prospects.

In addition, financial services firms are subject to numerous conflicts of interests or perceived conflicts. We have adopted various policies, controls and procedures to address or limit actual or perceived conflicts and regularly review and update our policies, controls and procedures. However, appropriately addressing conflicts of interest is complex and difficult and our reputation could be damaged if we fail, or appear to fail, to appropriately address conflicts of interest. Our policies and procedures to address or limit actual or perceived conflicts may also result in increased costs and additional operational personnel. Failure to adhere to these policies and procedures may result in regulatory sanctions or litigation against us.

Asset management businesses have experienced a number of highly publicized regulatory inquiries which have resulted in increased scrutiny within the industry and new rules and regulations for mutual funds, investment advisors and broker-dealers. Our subsidiary, B. Riley Capital Management, LLC, is registered as an investment advisor with the SEC and regulatory scrutiny and rulemaking initiatives may result in an increase in operational and compliance costs or the assessment of significant fines or penalties against our asset management business, and may otherwise limit our ability to engage in certain activities. In recent years, the Company has experienced significant pricing pressures on trading margins and commissions in debt and equity trading. In the equity and fixed income markets, regulatory requirements and the increased use of electronic trading and alternative trading systems has resulted in greater price transparency, leading to increased price competition and decreased trading margins. The trend toward using alternative trading systems is continuing to grow, which may result in decreased commission and trading revenue, reduce our participation in the trading markets and our ability to access market information, and lead to the creation of new and stronger competitors. In the equity markets, we utilize certain market centers to execute orders on our behalf in exchange for payment for our order flow. Market centers are selected based on their ability to provide liquidity, price improvement, and timely execution for client orders. Increased regulatory scrutiny of payment for order flow may result in a decrease in this type of revenue. We believe that price competition and pricing pressures will continue as institutional investors continue to reduce the amounts they are willing to pay, including reducing the number of brokerage firms they use, and some of our competitors seek to obtain market share by reducing fees, commissions or margins.

If we cannot meet our future capital requirements, we may be unable to develop and enhance our services, take advantage of business opportunities and respond to competitive pressures.

We may need to raise additional funds in the future to grow our business internally, invest in new businesses, expand through acquisitions, enhance our current services or respond to changes in our target markets. If we raise additional capital through the sale of equity or equity derivative securities, the issuance of these securities could result in dilution to our existing stockholders. If additional funds are raised through the issuance of debt securities, the terms of that debt could impose additional restrictions on our operations or harm our financial condition. Additional financing may be unavailable on acceptable terms.

Our ability to use net loss carryovers to reduce our taxable income may be limited.

The Company may be limited to the amount of net operating loss carryforwards that may be utilized in future taxable years depending on the Company’s actual taxable income. As of December 31, 2025, the Company has recorded a valuation allowance for what it believes that its net operating loss carryforwards that are available to be utilized in future tax periods since it is more likely than not that future taxable earnings will be sufficient to utilize the net operating loss carryforwards before they expire.

Changes in tax laws or regulations, or to interpretations of existing tax laws or regulations, to which we are subject could adversely affect our financial condition and cash flows.

We are subject to taxation in the United States and in some foreign jurisdictions. Our financial condition and cash flows are impacted by tax policy implemented at each of the federal, state, local and international levels. We cannot predict whether any changes to tax laws or regulations, or to interpretations of existing tax laws or regulations, will be implemented in the future or whether any such changes would have a material adverse effect on our financial condition and cash flows. However, future changes to tax laws or regulations, or to interpretations of existing tax laws or regulations, could increase our tax burden or otherwise adversely affect our financial condition and cash flows.

We have identified material weaknesses in our internal control over financial reporting, and these material weaknesses, or our failure or inability to remediate them, or our failure to otherwise design and maintain effective internal control over financial reporting, exposes us to additional risks and uncertainties and could result in loss of investor confidence, shareholder litigation or governmental proceedings or investigations, any of which could cause the market value of our securities to decline or impact our ability to access the capital markets.

As a public company, we are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act and the Dodd-Frank Act and are required to prepare our financial statements according to the rules and regulations required by the SEC. In addition, the Exchange Act requires that we file annual, quarterly and current reports. Our failure to prepare and disclose this information in a timely manner or to otherwise comply with applicable law could subject us to penalties under federal securities laws, expose us to lawsuits and restrict our ability to access financing. In addition, the Sarbanes-Oxley Act requires, among other things, that we establish and maintain effective internal controls and procedures for financial reporting and disclosure purposes. Internal control over financial reporting is complex and may be revised over time to adapt to changes in our business, or changes in applicable accounting rules. As reported, we have identified material weaknesses in our internal control over financial reporting. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our Consolidated Financial Statements will not be prevented or detected on a timely basis.

As a result of these material weaknesses, we are subject to additional risks and uncertainties. For example, we cannot assure you that the measures we have taken to date and that we intend to continue to take will be sufficient to remediate the internal control deficiencies that led to our material weaknesses, that the material weaknesses will be remediated on a timely basis, or that additional material weaknesses will not be identified in the future. If the steps we take do not remediate the outstanding material weaknesses in a timely manner, there could continue to be a possibility that these control deficiencies or others could result in a material misstatement of our annual or interim Consolidated Financial Statements. Moreover, remediation efforts place a significant burden on management and add increased pressure to our financial resources and processes. If we are unable to successfully remediate our existing, or any future, material weaknesses or other deficiencies in our internal control over financial reporting or disclosure controls and procedures, or we failure to otherwise design and maintain effective internal control over financial reporting, investors may lose confidence in our financial reporting and the accuracy and timing of our financial reporting and disclosures and our business, reputation, results of operations, financial condition, price of our securities, and ability to access the capital markets through equity or debt issuances could be adversely affected. In addition, we may be subject to governmental investigations and penalties and litigation as a result of these control deficiencies.

We may suffer losses if our reputation is harmed.

Our ability to attract and retain customers and employees may be diminished to the extent our reputation is damaged. If we fail, or are perceived to fail, to address various issues that may give rise to reputational risk, we could harm our business prospects. These issues include, but are not limited to, appropriately dealing with market dynamics, potential conflicts of interest, legal and regulatory requirements, ethical issues, customer privacy, record-keeping, sales and trading practices, and the proper identification of the legal, reputational, credit, liquidity and market risks inherent in our products and services. Failure to appropriately address these issues could give rise to loss of existing or future business, financial loss, and legal or regulatory liability, including complaints, claims and enforcement proceedings against us, which could, in turn, subject us to fines, judgments and other penalties. In addition, our Capital Markets operations depend to a large extent on our relationships with our clients and reputation for integrity and high-caliber professional services to attract and retain clients. As noted above, under “Risk Factors — Recent events and developments related to our investment in Freedom VCM and our prior business relationship with Brian Kahn and related to the SEC subpoenas we received have had and may continue to have adverse effects on our business, results of operations, reputation, and stock price,” damage to our reputation from the matters described in that risk factor have led to negative impacts on our business relationships particularly in B. Riley Securities, Inc.’s (“BRS’”) Capital Markets segment and could continue to have a negative impact on our business relationships. As a result, if a client is not satisfied with our services, it may be more damaging in our business than in other businesses.

Misconduct by our employees or by the employees of our business partners could harm us and is difficult to detect and prevent.

There have been a number of highly publicized cases involving fraud or other misconduct by employees in the financial services industry in recent years, and we run the risk that employee misconduct could occur at our firm. For example, misconduct could involve the improper use or disclosure of confidential information, which could result in regulatory sanctions and serious reputational or financial harm. It is not always possible to deter misconduct and the precautions we take to detect and prevent this activity may not be effective in all cases. Our ability to detect and prevent misconduct by entities with which we do business may be even more limited. We may suffer reputational harm for any misconduct by our employees or those entities with which we do business.

We may enter into new lines of business, make strategic investments or acquisitions or enter into joint ventures, each of which may result in additional risks and uncertainties for our business.

We may enter into new lines of business, make future strategic investments or acquisitions and enter into joint ventures. As we have in the past, and subject to market conditions, we may grow our business by increasing assets under management in existing investment strategies, pursue new investment strategies, which may be similar or complementary to our existing strategies or be wholly new initiatives, or enter into strategic relationships, or joint ventures. In addition, opportunities may arise to acquire or invest in other businesses that are related or unrelated to our current businesses.

To the extent we make strategic investments or acquisitions, enter into strategic relationships or joint ventures or enter into new lines of business, we will face numerous risks and uncertainties, including risks associated with the required investment of capital and other resources and with combining or integrating operational and management systems and controls and managing potential conflicts. Entry into certain lines of business may subject us to new laws and regulations with which we are not familiar, or from which we are currently exempt, and may lead to increased litigation and regulatory risk. If a new business generates insufficient revenues, or produces investment losses, or if we are unable to efficiently manage our expanded operations, our results of operations will be adversely affected, and our reputation and business may be harmed. In the case of joint ventures, we are subject to additional risks and uncertainties in that we may be dependent upon, and subject to liability, losses or reputational damage relating to, systems, controls and personnel that are not under our control.

Risks Related to Global and Economic Conditions and International Operations

Global economic and political uncertainty could adversely affect our revenue and results of operations.

As a result of the international nature of our business, we are subject to the risks arising from adverse changes in global economic and political conditions. An unpredictable or volatile political environment in the United States or globally, reductions in government spending, concerns related to the U.S. debt ceiling, the imposition of tariffs and retaliatory responses, and uncertainty about the effects of current and future economic and political conditions, including acts of war, aggression or terrorism, on us, our customers, suppliers and partners, makes it difficult for us to forecast operating results and to make decisions about future investments. Deterioration in economic conditions in any of the countries in which we do business could result in reductions in sales of our products and services and could cause slower or impaired collections on accounts receivable, which may adversely impact our liquidity and financial condition.

As was observed during the COVID-19 pandemic, a significant outbreak of a contagious disease or other severe public health crisis could negatively impact the availability of key personnel necessary to conduct our business, and the business and operations of our third-party service providers who perform critical services for our business. Pandemics, epidemics, future highly infectious or contagious diseases, or other severe public health crisis could cause a material adverse effect on our business, financial condition, results of operations and cash flow.

Our third-party contract manufacturers are located across several countries in Asia, which could expose us to risks associated with doing business in those geographic areas.

All of our production is performed by third-party contract manufacturers, including original design manufacturers, in Taiwan, China, Thailand, Vietnam, Cambodia, India, South Korea and Philippines.

Our global manufacturing suppliers in Asia and other countries could be adversely affected by changes in the interpretation and enforcement of legal standards, strains on available labor pool, changes in labor costs and other employment dynamics, high turnover among skilled employees, infrastructure issues, import-export issues, cross-border intellectual property and technology restrictions, currency transfer restrictions, natural disasters, regional or global pandemics, conflicts or disagreements between the United States and some other countries, labor unrest, and other trade customs and practices that are dissimilar to those in the United States and Europe.

We depend on overseas third-party suppliers for the manufacture of Targus and magicJack products, and our reputation and results of operations would be harmed if these manufacturers or suppliers fail to meet our requirements. For Targus, our sourcing and distribution footprint directly expose us to multiple tariff regimes and the impact of global trade wars. As most of our sourcing activity is focused in Asia, emergency cross-border tensions have added additional risk to our Company and increased the need for supply chain resilience and flexibility.

Our manufacturers supply substantially all of the raw materials and provide all facilities and labor required to manufacture our products. Within Asia, except for India, the majority of raw materials are from China. If these companies were to terminate their arrangements with us or fail to provide the required capacity and quality on a timely basis, either due to actions of the manufacturers; earthquakes, typhoons, tsunamis, fires, floods, or other natural disasters; COVID-19 or other pandemics; wars or armed conflicts; strains on infrastructure; available labor pools or manufacturing capacity; or the actions of their respective governments, we would be unable to manufacture our products until replacement contract manufacturing services could be obtained. To qualify a new contract manufacturer, familiarize it with our products, quality standards and other requirements, and commence volume production is a costly and time-consuming process.

Lead times for materials, components and products ordered by us or by our contract manufacturers can vary significantly and depend on factors such as contract terms, demand for an input component, and supplier capacity. From time to time, we have experienced component shortages and extended lead times on semiconductors and other input products used in our finished products. Shortages or interruptions in the supply of components or subcontracted products, or our inability to procure these components or products from alternate sources at acceptable prices in a timely manner, could delay shipment of our products or increase our production costs, which could adversely affect our business and operating results. While we work to address and mitigate such risks, we are exposed to the risks of supply chain disruption which could negatively impact our business. Any material interruption in the manufacture of our products could likely result in delays in shipment, lost sales and revenue, and damage to our reputation in the market, all of which would harm our business and results of operations.

Changes in trade policy and regulations in the United States and other countries, including changes in trade agreements and the imposition of tariffs, export controls, sanctions, customs enforcement, retaliatory measures and the resulting consequences, may have adverse impacts on our business, results of operations, and financial condition.

In recent years, the U.S. government has instituted or proposed changes to international trade policy through the renegotiation, and potential termination, of certain existing bilateral or multilateral trade agreements and treaties with, and the imposition of tariffs on a wide range of products and other goods from China, EMEA, and other countries. Given our contract manufacturing and logistic providers in those countries, policy or regulations changes in the United States or other countries present particular risks for us.

The current administration has imposed, and has indicated it plans to continue to impose, tariffs on various U.S. trading partners, and those trading partners have retaliated or threatened to retaliate with tariffs on U.S. goods. New or increased tariffs, retaliatory tariffs, export controls, sanctions, customs enforcement and resulting trade wars could adversely affect many of our products. We cannot predict future trade policy and regulations in the United States and other countries, the terms of any renegotiated trade agreements or treaties, or tariffs and their impact on our business. An escalated trade war could have a significant adverse effect on world trade and the world economy. To the extent that trade tariffs and other restrictions imposed by the United States or other countries increase the price of, or limit the amount of, our products or components or materials used in our products imported into the United States or other countries, or create adverse tax consequences, the sales, cost, or gross margin of our products may be adversely affected and the demand from our customers for products and services may be diminished. Uncertainty surrounding international trade policy and regulations as well as disputes and protectionist measures could also have an adverse effect on consumer confidence and spending. If we deem it necessary to alter all or a portion of our activities or operations in response to such policies, agreements, or tariffs, our capital and operating costs may increase.

Our financial performance is subject to risks associated with fluctuations in currency exchange rates.

While the majority of our business is conducted in U.S. Dollars, we face some exposure to movements in currency exchange rates. For manufacturing, our components are sourced mainly in U.S. Dollars.

Our primary exposure to movements in currency exchange rates relates to non-U.S. Dollar-denominated sales and operating expenses worldwide. The weakening of currencies relative to the U.S. Dollar adversely affects the U.S. Dollar value of our non-U.S. Dollar-denominated sales and earnings. If we raise international pricing to compensate, it could potentially reduce demand for our products, adversely affecting our sales and potentially having an adverse impact on our market share. Margins on sales of our products in non-U.S. Dollar-denominated countries and on sales of products that include components obtained from suppliers in non-U.S. Dollar-denominated countries could be adversely affected by currency exchange rate fluctuations. In some circumstances, for competitive or other reasons, we may decide not to raise local prices to fully offset the U.S. Dollar’s strengthening, which would adversely affect the U.S. Dollar value of our non-U.S. Dollar-denominated sales and earnings. Competitive conditions in the markets in which we operate may also limit our ability to increase prices in the event of fluctuations in currency exchange rates. Conversely, strengthening of currency rates may also increase our product component costs and other expenses denominated in those currencies, adversely affecting operating results.

As a result, fluctuations in currency exchange rates could and have in the past adversely affected our business, operating results and financial condition.

Risks Related to BRS’ Capital Markets Activities

Our corporate finance and strategic advisory engagements are singular in nature and do not generally provide for subsequent engagements.

Our investment banking clients generally retain us on a short-term, engagement-by-engagement basis in connection with specific corporate finance, merger and acquisition transactions (often as an advisor in company sale transactions) and other strategic advisory services, rather than on a recurring basis under long-term contracts. As these transactions are typically singular in nature and our engagements with these clients may not recur, we must seek new engagements when our current engagements are successfully completed or are terminated. As a result, high activity levels in any period are not necessarily indicative of continued high levels of activity in any subsequent period. If we are unable to generate a substantial number of new engagements that generate fees from new or existing clients, our business, results of operations and financial condition could be adversely affected.

Our Capital Markets operations are highly dependent on communications, information and other systems and third parties, and any systems failures could significantly disrupt our capital markets business.

Our data and transaction processing, custody, financial, accounting and other technology and operating systems are essential to our capital markets operations. A system malfunction (due to hardware failure, capacity overload, security incident, data corruption, etc.) or mistake made relating to the processing of transactions could result in financial loss, liability to clients, regulatory intervention, reputational damage and constraints on our ability to grow. We outsource a substantial portion of our critical data processing activities, including trade processing and back office data processing. We also contract with third parties for market data and other services. In the event that any of these service providers fails to adequately perform such services, or the relationship between that service provider and us is terminated, we may experience a significant disruption in our operations, including our ability to timely and accurately process transactions or maintain complete and accurate records of those transactions.

Adapting or developing our technology systems to meet new regulatory requirements, client needs, expansion and industry demands also is critical for our business. Introduction of new technologies present new challenges on a regular basis. We have an ongoing need to upgrade and improve our various technology systems, including our data and transaction processing, financial, accounting, risk management and trading systems. This need could present operational issues or require significant capital spending. It also may require us to make additional investments in technology systems and may require us to reevaluate the current value and/or expected useful lives of our technology systems, which could negatively impact our results of operations.

Secure processing, storage and transmission of confidential and other information in our internal and outsourced computer systems and networks also is critically important to our business. We take protective measures and endeavor to modify them as circumstances warrant. However, our computer systems and software are subject to unauthorized access, computer viruses or other malicious code, inadvertent, erroneous or intercepted transmission of information (including by e-mail), and other events that have had an information security impact. If one or more of such events occur, this potentially could jeopardize our or our clients’ or counterparties’ confidential and other information processed and stored in, and transmitted through, our computer systems and networks, or otherwise cause interruptions or malfunctions in our, our clients’, our counterparties’ or third parties’ operations. We may be required to expend significant additional resources to modify our protective measures or to investigate and remediate vulnerabilities or other exposures, and we may be subject to litigation and financial losses that are either not insured against or not fully covered through any insurance maintained by us.

A disruption in the infrastructure that supports our business due to fire, natural disaster, health emergency (for example, the COVID-19 pandemic), power or communication failure, act of terrorism or war may affect our ability to service and interact with our clients. If we are not able to implement contingency plans effectively, any such disruption could harm our results of operations.

The growth of electronic trading and the introduction of new technology in the markets in which our market-making business operates may adversely affect this business and may increase competition.

The continued growth of electronic trading and the introduction of new technologies is changing our market-making business and presenting new challenges. Securities, futures and options transactions are increasingly occurring electronically, through alternative trading systems. We expect that the trend toward alternative trading systems will continue to accelerate. This acceleration could further increase program trading, increase the speed of transactions and decrease our ability to participate in transactions as principal, which would reduce the profitability of our market-making business. Some of these alternative trading systems compete with our market-making business and with our algorithmic trading platform, and we may experience continued competitive pressures in these and other areas. Significant resources have been invested in the development of our electronic trading systems, which includes our at-the-market business, but there is no assurance that the revenues generated by these systems will yield an adequate return on the investment, particularly given the increased program trading and increased percentage of stocks trading off of the historically manual trading markets.

Pricing and other competitive pressures may impair the revenues of our sales and trading business.

We derive a significant portion of our revenues for our investment banking operations from our sales and trading business. There has been intense price competition and trading volume reduction in this business in recent years. In particular, the ability to execute trades electronically and through alternative trading systems has increased the downward pressure on per share trading commissions and spreads. We expect these trends toward alternative trading systems and downward pricing pressure in the business to continue. We experience competitive pressures in these and other areas in the future as some of our competitors seek to obtain market share by competing on the basis of price or by using their own capital to facilitate client trading activities. In addition, we face pressure from our larger competitors, many of whom are better able to offer a broader range of complementary products and services to clients in order to win their trading business. These larger competitors may also be better able to respond to changes in the research, brokerage and investment banking industries, to compete for skilled professionals, to finance acquisitions, to fund internal growth and to compete for market share generally. As we are committed to maintaining and improving our comprehensive research coverage in our target sectors to support our sales and trading business, we may be required to make substantial investments in our research capabilities to remain competitive. If we are unable to compete effectively in these areas, the revenues of our sales and trading business may decline, and our business, results of operations and financial condition may be harmed.

Some of our large institutional sales and trading clients in terms of brokerage revenues have entered into arrangements with us and other investment banking firms under which they separate payments for research products or services from trading commissions for sales and trading services, and pay for research directly in cash, instead of compensating the research providers through trading commissions (referred to as “soft dollar” practices). In addition, we have entered into certain commission sharing arrangements in which institutional clients execute trades with a limited number of brokers and instruct those brokers to allocate a portion of the commission directly to us or other broker-dealers for research or to an independent research provider. If more of such arrangements are reached between our clients and us, or if similar practices are adopted by more firms in the investment banking industry, we expect that would increase the competitive pressures on trading commissions and spreads and reduce the value our clients place on high quality research. Conversely, if we are unable to make similar arrangements with other investment managers that insist on separating trading commissions from research products, volumes and trading commissions in our sales and trading business also would likely decrease.

Larger and more frequent capital commitments in our trading and underwriting businesses increase the potential for significant losses.

Certain financial services firms make larger and more frequent commitments of capital in many of their activities. For example, in order to win business, some investment banks increasingly commit to purchase large blocks of stock from publicly traded issuers or significant stockholders, instead of the more traditional marketed underwriting process in which marketing is typically completed before an investment bank commits to purchase securities for resale. We have participated in this activity and expect to continue to do so and, as a result, we are subject to increased risk. Conversely, if we do not have sufficient regulatory capital to so participate, our business may suffer. Furthermore, we may suffer losses as a result of the positions taken in these transactions even when economic and market conditions are generally favorable for others in the industry.

We may commit our own capital as part of our trading business to facilitate client sales and trading activities. The number and size of these transactions may adversely affect our results of operations in a given period. We may also incur significant losses from our sales and trading activities due to market fluctuations and volatility in our results of operations. To the extent that we own assets, i.e., have long positions, in any of those markets, a downturn in the value of those assets or in those markets could result in losses. Conversely, to the extent that we have sold assets we do not own, i.e., have short positions, in any of those markets, an upturn in those markets could expose us to potentially large losses as we attempt to cover our short positions by acquiring assets in a rising market.

Our underwriting and market making activities may increase our liability.

We may incur losses and be subject to reputational harm to the extent that, for any reason, we are unable to sell securities we purchased as an underwriter at the anticipated price levels. As an underwriter, we also are subject to heightened standards regarding liability for material misstatements or omissions in prospectuses and other offering documents relating to offerings we underwrite. Further, even though underwriting agreements with issuing companies typically include a right to indemnification in favor of the underwriter for these offerings to cover potential liability from any material misstatements or omissions, indemnification may be unavailable or insufficient in certain circumstances, for example if the issuing company has become insolvent. As a market maker, we may own large positions in specific securities, and these undiversified holdings concentrate the risk of market fluctuations and may result in greater losses than would be the case if our holdings were more diversified.

We are subject to net capital and other regulatory capital requirements; failure to comply with these rules would significantly harm our business.

Our broker-dealer subsidiaries are subject to the net capital requirements of the SEC, FINRA, and various self-regulatory organizations of which they are members. These requirements typically specify the minimum level of net capital a broker-dealer must maintain and also mandate that a significant part of its assets be kept in relatively liquid form. Failure to maintain the required net capital may subject a firm to limitation of its activities, including suspension or revocation of its registration by the SEC and suspension or expulsion by FINRA and other regulatory bodies, and ultimately may require its liquidation. Failure to comply with the net capital rules could have material and adverse consequences, such as:

•        limiting our operations that require intensive use of capital, such as underwriting or trading activities; or

•        restricting us from withdrawing capital from our subsidiaries when our broker-dealer subsidiaries have more than the minimum amount of required capital. This, in turn, could limit our ability to implement our business and growth strategies, pay interest on and repay the principal of our debt and/or repurchase our shares.

In addition, a change in the net capital rules or the imposition of new rules affecting the scope, coverage, calculation, or amount of net capital requirements, or a significant operating loss or any large charge against net capital, could have similar adverse effects.

Furthermore, our broker-dealer subsidiaries are subject to laws that authorize regulatory bodies to block or reduce the flow of funds from it to BRC Group Holdings, Inc. As a holding company, BRC Group Holdings, Inc. depends on dividends, distributions and other payments from its subsidiaries to fund dividend payments, if any, and to fund all payments on its obligations, including debt obligations. As a result, regulatory actions could impede access to funds that BRC Group Holdings, Inc. needs to make payments on obligations, including debt obligations, or dividend payments. In addition, because BRC Group Holdings, Inc. holds equity interests in the firm’s subsidiaries, its rights as an equity holder to the assets of these subsidiaries may not materialize, if at all, until the claims of the creditors of these subsidiaries are first satisfied.

Risks Related to our Investment Activities

We have made and may make investments in relatively high-risk, illiquid assets that often have significantly leveraged capital structures, and we may fail to realize any profits from these activities for a considerable period of time or lose some or all of the principal amount we invest in these activities.

From time to time, we use our capital, including on a leveraged basis, in proprietary investments in both private company and public company securities that may be illiquid and volatile. The equity securities of a privately-held entity in which we make a proprietary investment are likely to be restricted as to resale and are otherwise typically highly illiquid. In the case of fund or similar investments, our investments may be illiquid until such investment vehicles are liquidated. We expect that there will be restrictions on our ability to resell the securities that we acquire for a period of up to one year after we acquire those securities. Thereafter, a public market sale may be subject to volume limitations or dependent upon securing a registration statement for an initial and potentially secondary public offering of the securities. We may make investments that are significant relative to the overall capitalization of the investee company and resales of significant amounts of these securities might be subject to significant limitations and adversely affect the market and the sales price for the securities in which we invest. In addition, our investments may involve entities or businesses with capital structures that have significant leverage. The large amount of borrowing in the leveraged capital structure increases the risk of losses due to factors such as rising inflation, interest rates, downturns in the economy or deteriorations in the condition of the investment or its industry. In the event of defaults under borrowings, the assets being financed would be at risk of foreclosure, and we could lose our entire investment.

Even if we make an appropriate investment decision based on the intrinsic value of an enterprise, we cannot assure you that general market conditions will not cause the market value of our investments to decline. For example, a further increase in inflation, interest rates, a general decline in the stock markets, such as the recent declines in the stock markets due to the anticipated rising interest rate environment, or other market and industry conditions adverse to companies of the type in which we invest and intend to invest could result in a decline in the value of our investments or a total loss of our investment. Also, we may have to hold these investments for a longer period of time than originally planned at the time of investment. This may result in further declines in value or a total loss of our investment.

In addition, some of these investments are, or may in the future be, in industries or sectors which are unstable, in distress or undergoing some uncertainty. Further, the companies in which we invest may rely on new or developing technologies or novel business models, or concentrate on markets which are or may be disproportionately impacted by pressures in the financial services and/or mortgage and real estate sectors, have not yet developed and which may never develop sufficiently to support successful operations, or their existing business operations may deteriorate or may not expand or perform as projected. Such investments may be subject to rapid changes in value caused by sudden company-specific or industry-wide developments. Contributing capital to these investments is risky, and we may lose some or all of the principal amount of our investments. There are no regularly quoted market prices for a number of the investments that we make. The value of our investments is determined using fair value methodologies described in valuation policies, which may consider, among other things, the nature of the investment, the expected cash flows from the investment, bid or ask prices provided by third parties for the investment and the trading price of recent sales of securities (in the case of publicly-traded securities), restrictions on transfer and other recognized valuation methodologies. The methodologies we use in valuing individual investments are based on estimates and assumptions specific to the particular investments. Therefore, the value of our investments does not necessarily reflect the prices that would actually be obtained by us when such investments are sold. Realizations, if any, at values significantly lower than the values at which investments have been reflected on our balance sheet would result in losses of potential incentive income.

We are exposed to credit risk from a variety of our activities, including loans, lines of credit, guarantees and backstop commitments, and we may not be able to fully realize the value of the collateral securing certain of our loans.

We are generally exposed to the risk that third parties owe us money, securities or other assets will fail to meet their obligations to us due to numerous causes, including bankruptcy, lack of liquidity, or operational failure, among others. Additionally, when we guarantee or backstop the obligations of third parties, we are exposed to the risk that our guarantee or backstop may be called by the holder following a default by the primary obligor, which could cause us to incur significant losses, and, when our obligations are secured, expose us to the risk that the holder may seek to foreclose on collateral pledged by us.

We incur credit risk through loans, lines of credit, guarantees and backstop commitments issued to or on behalf of businesses and individuals, and other loans collateralized by a variety of assets, including securities. We have experienced credit losses and bear increased credit risk because we have made loans and commitments to borrowers or issuers engaged in emerging businesses or who lack access to conventional financing who, as a group, may be uniquely or disproportionately affected by economic or market conditions. For example, we have made loans to borrowers in the cryptocurrency industry and have incurred losses as cryptocurrency prices have declined and participants in the cryptocurrency industry have experienced liquidity issues and we expect to incur further losses in the event that the cryptocurrency market experiences further volatility or liquidity issues or further declines or fails to recover. Our credit risk and credit losses can further increase if our loans or investments are concentrated among borrowers or issuers engaged in the same or similar activities, industries, or geographies. The deterioration of an individually large exposure, for example due to natural disasters, health emergencies or pandemics (like the COVID-19 pandemic), acts of terrorism or war, severe weather events or other adverse economic events, could lead to additional loan loss provisions and/or charges-offs, or credit impairment of our investments, and subsequently have a material impact on our net income and regulatory capital.

The amount and duration of our credit exposures have been increasing over the past year, as have the breadth and size of the entities to which we have credit exposures.

We permit our clients to purchase securities on margin. During periods of steep declines in securities prices, the value of the collateral securing client margin loans may fall below the amount of the purchaser’s indebtedness. If clients are unable to provide additional collateral for these margin loans, we may incur losses on those margin transactions. This may cause us to incur additional expenses defending or pursuing claims or litigation related to counterparty or client defaults.

Although a substantial amount of our loans to counterparties are protected by holding security interests in the assets or equity interests of the borrower, we may not be able to fully realize the value of the collateral securing our loans due to one or more of the following factors:

•        Our loans may be unsecured, therefore our liens on the collateral, if any, are subordinated to those of the senior secured debt of the borrower, if any. As a result, we may not be able to control remedies with respect to the collateral.

•        The collateral may not be valuable enough to satisfy all of the obligations under our secured loan, particularly after giving effect to the repayment of secured debt of the borrower that ranks senior to our loan.

•        Bankruptcy laws may limit our ability to realize value from the collateral and may delay the realization process.

•        Our rights in the collateral may be adversely affected by the failure to perfect security interests in the collateral.

•        The need to obtain regulatory and contractual consents could impair or impede how effectively the collateral would be liquidated and could affect the value received.

•        Some or all of the collateral may be illiquid and may have no readily ascertainable market value. The liquidity and value of the collateral could be impaired as a result of changing economic conditions, competition, and other factors, including the availability of suitable buyers.

For example, in December 2023, the Company loaned $108.0 million to Conn’s which loan amount was subsequently reduced to $93.0 million due to principal repayments. The fair value of this loan receivable was $19.1 million at December 31, 2024 given that in July 2024, Conn’s and certain of its subsidiaries filed voluntary petitions for relief under chapter 11 of the Bankruptcy Code. During the years ended December 31, 2025 and 2024, the Company recorded unrealized gains (losses) of $0.8 million and $(71.7) million, respectively, and additional cash payments of $19.9 million during the year ended December 31, 2025 with respects to this loan receivable. The fair value of this loan receivable was zero at December 31, 2025.

In addition, on November 3, 2024, FRG, its operating businesses, and certain other affiliates, including Freedom VCM, filed the FRG Chapter 11 Cases under chapter 11 of the Bankruptcy Code. As a result, on November 4, 2024, we concluded that we were required to record an additional impairment with respect to the Freedom VCM Investment and the Vintage Loan Receivable. As a result of such additional impairment, we have ascribed no value to the Freedom VCM Investment as of December 31, 2024 and a value of $1.8 million to the Vintage Loan Receivable as of December 31, 2025. For the year ended December 31, 2024, non-cash impairments of the Freedom VCM Investment and the Vintage Loan Receivable were $221.0 million and $222.9 million, respectively.

We have had and may experience write downs of our investments and other losses related to the valuation of our investments and volatile and illiquid market conditions.

In our proprietary investment activities, our concentrated holdings, illiquidity and market volatility may make it difficult to value certain of our investment securities and/or to exit such investments. We have experienced, and may continue to experience in light of factors then prevailing, such as rising interest rates, general economic and market conditions, stock market volatility or changes in the financial condition of the applicable issuer, significant downward adjustments in subsequent valuations of securities on our balance sheet. In addition, at the time of any sales and settlements of these securities, the price we ultimately realize will depend on the demand and liquidity in the market at that time and may be materially lower than their current fair value. Any of these factors could require us to take write downs in the value of our investment and securities portfolio, which may have an adverse effect on our results of operations in future periods.

Changes to consumer protection laws or changes in their interpretation may impede collection efforts or otherwise adversely impact us or the originator of our receivables.

Federal and state consumer protection laws regulate the creation and enforcement of consumer receivables and other loans. Many of these laws (and the related regulations) are focused on non-prime lenders and are intended to prohibit or curtail industry-standard practices as well as non-standard practices. For instance, Congress enacted legislation that regulates loans to military personnel through imposing interest rate and other limitations and requiring new disclosures, all as regulated by the Department of Defense. Similarly, in 2009, Congress enacted legislation that required changes to a variety of marketing, billing, and collection practices, and the Federal Reserve adopted significant changes to a number of practices through its issuance of regulations. Badcock originated the transactions that underlie our receivables investments and any others we may make. Furthermore, we rely on Badcock to service our receivables portfolio. We depend on Badcock to comply with all applicable laws and regulations applicable to our receivables portfolio, and for Badcock to adapt to changing laws and regulations. Furthermore, if Badcock becomes unable or unwilling to continue to service our receivables portfolio, we will likely need to engage another third party to provide such services, which could cause us to incur unanticipated costs. Changes in the consumer protection laws could result in the following:

•        receivables not originated in compliance with law (or revised interpretations) could become unenforceable and uncollectible under their terms against the obligors;

•        the servicer may be required to credit or refund previously collected amounts, resulting in a reduction in amounts paid to us;

•        certain fees and finance charges could be limited, prohibited, or restricted, reducing the profitability of certain investments in receivables;

•        certain collection methods could be prohibited, forcing the parties that service our receivables portfolio to revise their practices or adopt more costly or less effective practices;

•        limitations on the servicer’s ability to recover on charged-off receivables regardless of any act or omission on their or our part;

•        some credit products and services could be banned in certain states or at the federal level;

•        federal or state bankruptcy or debtor relief laws could offer additional protections to consumers seeking bankruptcy protection, providing a court greater leeway to reduce or discharge amounts owed; and

•        a reduction in our ability or willingness to invest in receivables arising under loans to certain consumers, such as military personnel.

Risks Related to our Wealth Management Business

Poor investment performance may decrease assets under management and reduce revenues from and the profitability of our asset management business.

Revenues from our asset management business are primarily derived from asset management fees. Asset management fees are generally comprised of management and incentive fees. Management fees are typically based on assets under management, and incentive fees are earned on a quarterly or annual basis only if the return on our managed accounts exceeds a certain threshold return, or “highwater mark,” for each investor. We will not earn incentive fee income during a particular period, even when a fund had positive returns in that period, if we do not generate cumulative performance that surpasses a highwater mark. If a fund experiences losses, we will not earn incentive fees with regard to investors in that fund until its returns exceed the relevant highwater mark.

In addition, investment performance is one of the most important factors in retaining existing investors and competing for new asset management business. Investment performance may be poor as a result of the current or future difficult market or economic conditions, including changes in interest rates or inflation, acts of war, aggression or terrorism, widespread outbreaks of disease, such as the COVID-19 pandemic or similar pandemics, or political uncertainty, our investment style, the particular investments that we make, and other factors. Poor investment performance may result in a decline in our revenues and income by causing (i) the net asset value of the assets under our management to decrease, which would result in lower management fees to us, (ii) lower investment returns, resulting in a reduction of incentive fee income to us, and (iii) investor redemptions, which would result in lower fees to us because we would have fewer assets under management.

To the extent our future investment performance is perceived to be poor in either relative or absolute terms, the revenues and profitability of our asset management business will likely be reduced and our ability to grow existing funds and raise new funds in the future will likely be impaired.

The historical returns of our funds may not be indicative of the future results of our funds.

The historical returns of our funds should not be considered indicative of the future results that should be expected from such funds or from any future funds we may raise. Our rates of returns reflect unrealized gains, as of the applicable measurement date, which may never be realized due to changes in market and other conditions not in our control that may adversely affect the ultimate value realized from the investments in a fund. The returns of our funds may have also benefited from investment opportunities and general market conditions that may not repeat themselves, and there can be no assurance that our current or future funds will be able to avail themselves of profitable investment opportunities. Furthermore, the historical and potential future returns of the funds we manage also may not necessarily bear any relationship to potential returns on our common stock.

We are subject to risks in using custodians.

Our asset management subsidiary and its managed funds depend on the services of custodians to settle and report securities transactions. In the event of the insolvency of a custodian, our funds might not be able to recover equivalent assets in whole or in part as they will rank among the custodian’s unsecured creditors in relation to assets which the custodian borrows, lends or otherwise uses. In addition, cash held by our funds with the custodian will not be segregated from the custodian’s own cash, and the funds will therefore rank as unsecured creditors in relation thereto.

We manage debt investments that involve significant risks.

We have and may invest in secured and unsecured debt issued by companies that have or may incur additional debt that is senior to the such debt. In the event of insolvency, liquidation, dissolution, reorganization or bankruptcy of any such borrower, the owners of senior secured debt (i.e., the owners of first priority liens) generally will be entitled to receive proceeds from any realization of the secured collateral until they have been reimbursed. At such time, the owners of junior secured debt (including, in certain circumstances, the Company or an affiliate) will be entitled to receive proceeds from the realization of the collateral securing such debt. There can be no assurances that the proceeds, if any, from the sale of such collateral would be sufficient to satisfy the loan obligations secured by subordinate debt instruments. To the extent that the Company or an affiliate owns secured debt that is junior to other secured debt, the Company or such affiliate may lose the value of its entire investment in such debt.

In addition, the Company may invest in loans that are secured by a second lien on assets. Second lien loans have been a developed market for a relatively short period of time, and there is limited historical data on the performance of second lien loans in adverse economic circumstances. In addition, second lien loan products are subject to intercreditor arrangements with the holders of first lien indebtedness, pursuant to which the second lien holders have waived many of the rights of a secured creditor, and some rights of unsecured creditors, including rights in bankruptcy, which can materially affect recoveries. While there is broad market acceptance of some second lien intercreditor terms, no clear market standard has developed for certain other material intercreditor terms for second lien loan products. This variation in key intercreditor terms may result in dissimilar recoveries across otherwise similarly situated second lien loans in insolvency or distressed situations. While uncertainty of recovery in an insolvency or distressed situation is inherent in all debt instruments, second lien loan products carry more risks than certain other debt products.

Risks Related to Our Communications Businesses

Dial-up and DSL pay accounts may decline faster than expected and adversely impact our business.

A significant portion of UOL’s revenues and profits come from dial-up Internet and DSL access services and related services and advertising revenues. UOL’s dial-up and DSL Internet access pay accounts and revenues have been declining and are expected to continue to decline due to the continued maturation of the market for dial-up and DSL Internet access, competitive pressures in the industry and limited sales efforts. Consumers continue to migrate to broadband access, primarily due to the faster connection and download speeds provided by broadband access. Advanced applications such as online gaming, music downloads and videos require greater bandwidth for optimal performance, which adds to the demand for broadband access. The pricing for basic broadband services has been declining as well, making it a more viable option for consumers. In addition, the popularity of accessing the Internet through tablets and mobile devices has been growing and may accelerate the migration of consumers away from dial-up Internet access. The number of dial-up Internet access pay accounts has been adversely impacted by both a decrease in the number of new pay accounts signing up for UOL’s services, as well as the impact of subscribers canceling their accounts, which we refer to as “churn.” Churn has increased from time to time and may increase in the future. If we experience a higher-than-expected level of churn, it will make it more difficult for us to increase or maintain the number of pay accounts, which could adversely affect our business, financial condition, results of operations, and cash flows.

We expect UOL’s dial-up and DSL Internet access pay accounts to continue to decline. As a result, related services revenues and the profitability of this segment may decline. The rate of decline in these revenues may continue to accelerate.

We may not be able to consistently make a high level of expense reductions in the future. Continued declines in revenues relating to the UOL business, particularly if such declines accelerate, will materially and adversely impact the profitability of this business.

Plain Old Telephone (“POTs”) services have been decommissioned in several rural areas, and this legacy technology may no longer be available in most major urban areas in the next five years, impacting our ability to service our residential and business customers.

In addition to providing cloud/unified communications (“UC”), the Lingo carriers are national Competitive Local Exchange Carriers (“CLECs”), and a significant portion of revenues consists of reselling POTs copper lines to its customers. Over the last several years, the Incumbent Local Exchange Carriers (“ILECs”), whose POTs services

Lingo resells, have been decommissioning POTs lines in rural areas, and have increasingly provided notice that it will no longer take POTs orders in several other wire centers, which impacts Lingo’s ability to service its large enterprise POTs lines customers. Additionally, the ILECs have indicated they could potentially discontinue offering POTs services in the next five years and have recently filed applications with the FCC and state Public Utilities Commissions (“PUCs”) to discontinue its requirements to offer legacy POTs services. The pricing for POTs services has also seen dramatic increases year over year, and this may impact Lingo’s ability to bring on new POTs customers. This has also led to a higher-than-expected level of churn, and with the added difficulty in adding new POTs customers, could adversely affect Lingo’s business, financial condition, results of operations, and cash flows.

Lingo has pushed existing POTs customers to POTs alternative solutions; however, these products may have a lower average revenue per customer (“ARPU”), which may affect Lingo’s top line revenues. The conversion of POTs lines to POTs alternative solutions may also cause Lingo to incur a higher CAPEX.

Lingo’s profitability mat be lower due to the decommissioning of POTs services and will rely on converting its POTs customer to POTs alternative products, as well as controlling the costs of these conversions.

Our marketing and customer retention efforts for our communications businesses may not be successful, or may become more expensive, either of which could increase our costs and adversely impact our business, financial condition, results of operations, and cash flows.

We rely on relationships with a wide variety of third parties, including Internet search providers such as Google, social networking platforms such as Facebook, Internet advertising networks, co-registration partners, retailers, distributors, television advertising agencies, direct marketers and channel partners, to source new customers and to promote or distribute our services and products. In addition, in connection with the launch of new services or products for our communications businesses, we may spend a significant amount of resources on marketing or upfront commissions to channel partners. With any of our brands, services, and products, if our marketing activities are inefficient or unsuccessful, if important third-party relationships or marketing strategies, such as Internet search engine marketing and search engine optimization, become more expensive or unavailable, or are suspended, modified, or terminated, for any reason, if there is an increase in the proportion of consumers visiting our websites or purchasing our services and products by way of marketing channels with higher marketing costs as compared to channels that have lower or no associated marketing costs, or if our marketing efforts do not result in our services and products being prominently ranked in Internet search listings, or our partner commissions continue to increase, our business, financial condition, results of operations, and cash flows could be materially and adversely impacted.

Our communications businesses are dependent on the availability of telecommunications services and compatibility with third-party systems and products.

Our communications businesses substantially depend on the availability, capacity, affordability, reliability, and security of telecommunications networks operated by third parties. Only a limited number of telecommunications providers offer the network and data services we currently require for our services, and we purchase most of our telecommunications services from a few providers. Some of our telecommunications services are provided pursuant to short-term agreements that the providers can terminate or elect not to renew. In addition, some telecommunications providers may cease to offer network services for certain less populated areas, such as POTs, which would reduce the number of providers from which we may purchase services, and may entirely eliminate our ability to purchase services for certain areas.

Currently, the mobile network service of our Marconi Wireless business is entirely dependent upon services acquired from one service provider. If we are unable to maintain, renew or obtain a new agreement with the telecommunications provider on acceptable terms, or the provider discontinues its services, our business, financial condition, results of operations, and cash flows could be materially and adversely affected.

Our dial-up Internet access services of our UOL business also rely on their compatibility with other third-party systems, products and features, including operating systems. Incompatibility with third-party systems and products could adversely affect our ability to deliver our services or a user’s ability to access our services and could also adversely impact the distribution channels for our services. Our dial-up Internet access services are dependent on dial-up modems and an increasing number of computer manufacturers, including certain manufacturers with whom we have distribution relationships, do not pre-load their new computers with dial-up modems, requiring the user to separately acquire a modem to access our services. We cannot assure you that, as the dial-up Internet access market declines and new technologies emerge, we will be able to continue to effectively distribute and deliver our services.

Lingo’s POTs services rely primarily on four major ILECs nationwide for these legacy services and the ILECs have already indicated their intentions to decommission these networks. There is no guarantee these legacy networks will continue to be available nationwide, and there is uncertainty in the ability to convert all POTs customer to POTs alternative products.

Government regulations could adversely affect our business or force us to change our business practices.

The services we provide are subject to varying degrees of international, federal, state and local laws and regulation, including, without limitation, those relating to taxation, bulk email or “spam,” advertising (including, without limitation, targeted or behavioral advertising), user privacy, robocalling, Caller ID spoofing, and data protection, consumer protection, antitrust, export, and unclaimed property. Compliance with such laws and regulations, which in many instances are unclear or unsettled, is complex. New laws and regulations, such as those being considered or recently enacted by certain states, the federal government, or international authorities related to automatic-renewal practices, spam, robocalling, spoofing, user privacy, targeted or behavioral advertising, and taxation/surcharges, could impact our revenues or certain of our business practices or those of our advertisers. Moreover, distribution partners or customers may require us, or we may otherwise deem it necessary or advisable, to alter our products to address actual or anticipated changes in the regulatory environment. Our inability to alter our products to address these requirements and any regulatory changes could have a material adverse effect on our business, financial condition, and operating results.

The current regulatory environment for broadband telephone services is developing and therefore uncertain. The United States and other countries have begun to assert regulatory authority over broadband telephone service and are continuing to evaluate how broadband telephone service will be regulated in the future. Both the application of existing rules to us and our competitors and the effects of future regulatory developments are uncertain. Future legislative, judicial or other regulatory actions could have a negative effect on our business, which may involve significant compliance costs and require that we restructure our service offerings, exit certain markets, or increase our prices to recover our regulatory costs, any of which could cause our services to be less attractive to customers.

Regulatory and governmental agencies may determine that we should be subject to rules applicable to certain broadband telephone service providers or seek to impose new or increased fees, taxes, and administrative burdens on broadband telephone service providers. We also may change our product and service offerings in a manner that subjects us to greater regulation and taxation. We are faced, and may continue to face, difficulty collecting such charges from our customers and/or carriers, and collecting such charges may cause us to incur legal fees. We may be unsuccessful in collecting all of the regulatory fees and/or surcharges owed to us. The imposition of any such additional regulatory fees, surcharges, taxes and regulations on VoIP and cloud communications services could materially increase our costs and may limit or eliminate our competitive pricing advantages.

We offer our magicJack products and services in other countries, and therefore could also be subject to regulatory risks in each such foreign jurisdiction, including the risk that regulations in some jurisdictions will prohibit us from providing our services cost-effectively or at all, which could limit our growth. Currently, there are several countries where regulations prohibit us from offering service. In addition, because customers can use our services almost anywhere that a broadband Internet connection is available, including countries where providing broadband telephone service is illegal, the governments of those countries may attempt to assert jurisdiction over us. Violations of these laws and regulations could result in fines, criminal sanctions against us, our officers or our employees, and prohibitions on the conduct of our business. Any such violations could include prohibitions on our ability to offer our products and services in one or more countries, could delay or prevent potential acquisitions, expose us to significant liability and regulation and could also materially damage our reputation, our brand, our international expansion efforts, our ability to attract and retain employees, our business and our operating results. Our success depends, in part, on our ability to anticipate these risks and manage these difficulties.

Broadband Internet access is currently classified by the FCC as an “information service.” While this classification means that broadband Internet access services are not subject to Universal Service Fund (“USF”) contributions, Congress or the FCC may expand the USF contribution obligations to include broadband Internet access services. If broadband Internet access providers become subject to USF contribution obligations, it would likely raise the effective cost of our services to customers, which could adversely affect customer satisfaction and have an adverse impact on our revenues and profitability.

We are faced, and may continue to face, difficulty collecting regulatory fees and surcharges from our customers and/or carriers and collecting such charges may cause us to incur legal fees. We may be unsuccessful in collecting all the regulatory fees or surcharges owed to us. The imposition of any such additional regulatory fees, surcharges, taxes and regulations on our services could materially increase our costs and may limit or eliminate our competitive pricing advantages.

Failure to remit regulatory fees, surcharges and taxes mandated by federal and state regulations; failure to maintain proper state tariffs and certifications; failure to comply with federal, state or local laws and regulations; failure to obtain and maintain required licenses, franchises and permits; imposition of burdensome license, franchise or permit requirements for us to operate in public rights-of-way; and imposition of new burdensome or adverse regulatory requirements could limit the types of services we provide or the terms on which we provide these services.

We cannot predict the outcome of any ongoing legislative initiatives or administrative or judicial proceedings or their potential impact upon the communications and information technology industries generally or upon our communications businesses specifically. Any changes in the laws and regulations applicable to our communications businesses, the enactment of any additional laws or regulations, or the failure to comply with, or increased enforcement activity by regulators of, such laws and regulations, could significantly impact our services and products, our costs, or the manner in which we or our advertisers or partners conduct business, all of which could adversely impact our business, financial condition, results of operations, and cash flows and cause our business to suffer.

The FCC and some state PUCs require us to obtain prior approval of certain major merger and acquisition transactions, such as the acquisition of control of another telecommunications carrier. Delays in obtaining such approvals could affect our ability to close proposed transactions in a timely manner and could increase our costs and increase the risk of non-consummation of some transactions.

Increases in credit card processing fees and high chargeback costs would increase our operating expenses and adversely affect our results of operations, and an adverse change in, or the termination of, our relationship with any major credit card company would have a severe, negative impact on our business.

A significant number of our communications customers purchase their products through our websites and pay for our communications products and services using credit or debit cards. The major credit card companies or the issuing banks may increase the fees that they charge for transactions using their cards. An increase in those fees would require us to either increase the prices we charge for our products, or suffer a negative impact on our profitability, either of which could adversely affect our business, financial condition and results of operations.

We have potential liability for chargebacks associated with the transactions we process, or that are processed on our behalf by merchants selling our products. If a customer returns his or her products at any time, or claims that our product was purchased fraudulently, the returned product is “charged back” to magicJack or its bank, as applicable. If we or our sponsoring banks are unable to collect the chargeback from the merchant’s account, or, if the merchant refuses or is financially unable, due to bankruptcy or other reasons, to reimburse the merchant’s bank for the chargeback, we bear the loss for the amount of the refund paid.

We are vulnerable to credit card fraud, as we sell communications products and services directly to customers through our website. Card fraud occurs when a customer uses a stolen card (or a stolen card number in a card-not-present-transaction) to purchase merchandise or services. In a traditional card-present transaction, if the merchant swipes the card, receives authorization for the transaction from the card issuing bank and verifies the signature on the back of the card against the paper receipt signed by the customer, the card issuing bank remains liable for any loss. In a fraudulent card-not-present transaction, even if the merchant or we receive authorization for the transaction, we or the merchant are liable for any loss arising from the transaction. Because sales made directly from our websites are card-not-present transactions, we are more vulnerable to customer fraud. We are also subject to acts of consumer fraud by customers that purchase our products and services and subsequently claim that such purchases were not made.

In addition, as a result of high chargeback rates or other reasons beyond our control, the credit card companies or issuing bank may terminate their relationship with us, and there are no assurances that it will be able to enter into a new credit card processing agreement on similar terms, if at all. Upon a termination, if our credit card processor does not assist it in transitioning its business to another credit card processor, or if we were not able to obtain a new credit card processor, the negative impact on the liquidity of our communications businesses likely would be significant. The credit card processor may also prohibit us from billing discounts annually or for any other reason. Any increases in the credit card fees paid by our communications businesses could adversely affect our results of operations, particularly if we elect not to raise our service rates to offset the increase. The termination of our ability to process payments on any major credit or debit card, due to high chargebacks or otherwise, would significantly impair our ability to operate our business.

Flaws in our technology and systems could cause delays or interruptions of service, damage our reputation, cause us to lose customers and limit our growth.

Our communications services could be disrupted by problems with our technology and systems, such as malfunctions in our software or other facilities and overloading of our servers. Our customers could experience interruptions in the future as a result of these types of problems. Interruptions could in the future cause us to lose customers, which could adversely affect our revenue and profitability. In addition, because many of our systems and our customers’ ability to use our services are Internet-dependent, our services may be subject to “hacker attacks” from the Internet, which could have a significant impact on our systems and services, as well as our underlying providers’ systems and network. If service interruptions adversely affect the perceived reliability of our service, it may have difficulty attracting and retaining customers and our brand reputation and growth may suffer.

We rely on independent retailers to sell the magicJack devices, and disruption to these channels would harm our business.

Because we sell a significant amount of the magicJack devices, other devices and certain services to independent retailers, we are subject to many risks, including risks related to their inventory levels and support for magicJack’s products. In particular, magicJack’s retailers may maintain significant levels of our products in their inventories. If retailers attempt to reduce their levels of inventory or if they do not maintain sufficient levels to meet customer demand, our sales could be negatively impacted.

The retailers who sell magicJack products also sell products offered by its competitors. If these competitors offer the retailers more favorable terms, those retailers may de-emphasize or decline to carry magicJack’s products. In the future, we may not be able to retain or attract a sufficient number of qualified retailers. If we are unable to maintain successful relationships with retailers or to expand our distribution channels, our business will suffer.

To continue this method of sales, we will have to allocate resources to train vendors, systems integrators and business partners as to the use of our products, resulting in additional costs and additional time until sales by such vendors, systems integrators and business partners are made feasible. Our business depends to a certain extent upon the success of such channels and the broad market acceptance of our products. To the extent that our channels are unsuccessful in selling our products, our revenues and operating results will be adversely affected.

If magicJack fails to maintain relationships with these channels, fails to develop new channels, fails to effectively manage, train, or provide incentives to existing channels or if these channels are not successful in their sales efforts, sales of magicJack’s products may decrease and our operating results would suffer.

The success of our business relies on customers’ continued and unimpeded access to broadband service. Providers of broadband services may be able to block our services or charge their customers more for also using our services, which could adversely affect our revenue and growth.

Our customers must have broadband access to the Internet in order to use some of our services. Providers of broadband access, some of whom are also competing providers of broadband voice services, may take measures that affect their customers’ ability to use our service, such as degrading the quality of the data packets they transmit over their lines, giving those packets low priority, giving other packets higher priority than ours, blocking our packets entirely or attempting to charge their customers more for also using our services.

In December 2017, the FCC rescinded rules that, among other things, prohibited broadband Internet access providers from blocking, throttling, or otherwise degrading the quality of data packets, or attempting to extract additional fees from edge service providers.

In October 2019, the D.C. Circuit largely upheld the FCC decision. Although some states, most notably California, have adopted prohibitions similar to those rescinded by the FCC, if broadband providers block, throttle or otherwise degrade the quality of our data packets or attempt to extract additional fees from us or our customers, it could adversely impact our business.

Risks Related to Our Consumer Products Segment

If Targus fails to innovate and develop new products in a timely and cost-effective manner for its new and existing product categories, our business and operating results could be adversely affected.

Targus product categories are characterized by short product life cycles, intense competition, frequent new product introductions, rapidly changing technology, dynamic consumer demand, seasonality and evolving industry standards. As a result, we must continually innovate in our new and existing product categories, introduce new products and technologies, and enhance existing products in order to remain competitive.

The success of our product portfolio depends on several factors, including our ability to:

•        Identify new features, functionality and opportunities;

•        Anticipate technology, market trends and consumer preferences;

•        Develop innovative, high-quality, and reliable new products and enhancements in a cost-effective and timely manner;

•        Distinguish our products from those of our competitors; and

•        Offer our products at prices and on terms that are attractive to our customers and consumers.

If we do not execute on these factors successfully, products that we introduce or technologies or standards that we adopt may not gain widespread commercial acceptance, and our business and operating results could suffer. In addition, if we do not continue to differentiate our products through distinctive, technologically advanced features, designs, and services that are appealing to our customers and consumers, as well as continue to build and strengthen our brand recognition and our access to distribution channels, our business could be adversely affected. Our products are also impacted by seasonality with demand concentrated around back-to-school and holiday periods. Inflationary pressures, employment trends and enterprise IT budget timing can amplify volatility, impacting forecasting accuracy, production planning and inventory management.

The development of new products and services can be very difficult and requires high levels of innovation, as well as intellectual property protection and enforcement. The development process also can be lengthy and costly. There are significant initial expenditures for research and development, tooling, manufacturing processes, inventory, and marketing, and we may not be able to recover those investments. If we fail to accurately anticipate technological trends or our users’ needs or preferences, are unable to complete the development of products and services in a cost-effective and timely fashion, or are unable to appropriately increase production to fulfill customer demand, we will be unable to successfully introduce new products and services into the market or compete with other providers. Even if we complete the development of our new products and services in a cost-effective and timely manner, they may not be competitive with products developed by others, they may not achieve acceptance in the market at anticipated levels or at all, they may not be profitable or, even if they are profitable, they may not achieve margins as high as our expectations or as high as the margins we have achieved historically.

As we introduce new or enhanced products, integrate new technology into new or existing products, or reduce the overall number of products offered, we face risks including, among other things, disruption in customers’ ordering patterns, excessive levels of new and existing product inventories, revenue deterioration in our existing product lines, insufficient supplies of new products to meet customers’ demand, possible product and technology defects, and a potentially different sales and support environment. Premature announcements or leaks of new products, features or technologies may exacerbate some of these risks by reducing the effectiveness of our product launches, reducing sales volumes of current products due to anticipated future products, making it more difficult to compete, shortening the period of differentiation based on our product innovation, straining relationships with our partners or increasing market expectations for the results of our new products before we have had an opportunity to demonstrate the market viability of the products. Our failure to manage the transition to new products and services or the integration of new technology into new or existing products and services could adversely affect our business, results of operations, operating cash flows and financial condition.

We rely on third parties to manufacture, sell and distribute our products, and we rely on their information to manage our business.

Targus primarily sells products to a network of distributors, retailers and e-tailers (together with our direct sales channel partners). We are dependent on those direct sales channel partners to distribute and sell our products to indirect sales channel partners and ultimately to consumers. The sales and business practices of all such sales channel partners, their compliance with laws and regulations, and their reputations (of which we may or may not be aware) may affect our business and our reputation. Also, adverse changes in these partners’ purchasing policies, returns and promotional practices, marketplace rules or financial condition could materially affect our sell-through, inventory turns and gross margins.

Our sales channel partners also sell products offered by our competitors, and in the case of retailer house brands and original equipment manufacturers, may also be our competitors. If product competitors offer our sales channel partners more favorable terms, have more products available to meet their needs, or utilize the leverage of broader product lines sold through the channel, or if our sales channel partners show preference for their own house brands, our sales channel partners may de-emphasize or decline to carry our products. In addition, certain of our sales channel partners could decide to de-emphasize the product categories that we offer in exchange for other product categories that they believe provide them with higher returns. If we are unable to maintain successful relationships with these sales channel partners or to maintain our distribution channels, our business will suffer.

As we expand into new product categories and markets in pursuit of growth, we will have to build relationships with new channel partners and adapt to new distribution and marketing models. These new partners, practices, and models may require significant management attention and operational resources and may affect our accounting, including revenue recognition, gross margins, and the ability to make comparisons from period to period. Entrenched and more experienced competitors will make these transitions difficult. If we are unable to build successful distribution channels or successfully market our products in these new product categories, we may not be able to take advantage of the growth opportunities, and our business and our ability to grow our business could be adversely affected.

We reserve for cooperative marketing arrangements, incentive programs, and pricing programs with our sales channel partners. These reserves are based on judgments and estimates, using historical experience rates, inventory levels in distribution, current trends, and other factors. There could be significant differences between the actual costs of such arrangements and programs and our estimates.

We use sell-through data, which represents sales of our products by our direct retailer and e-tailer customers to consumers, and by our distributor customers to their customers, along with other metrics, to assess consumer demand for our products. Sell-through data is subject to limitations due to collection methods and the third-party nature of the data and thus may not be an accurate indicator of actual consumer demand for our products. The customers supplying sell-through data vary by geographic region and from period to period, but typically represent a majority of our retail sales. In addition, we rely on channel inventory data from our sales channel partners. If we do not receive this information on a timely and accurate basis, if this information is not accurate, or if we do not properly interpret this information, our results of operations and financial condition may be adversely affected.

We also rely on third-party manufacturing and logistics providers. Capacity constraints, quality escapes, labor shortages, geopolitical disruptions or increases in freight and material costs can adversely affect supply continuity, product quality and profitability. Rapid changes to USB-C power delivery specifications, operating system updates, and the introduction of new high-speed interfaces (such as Thunderbolt™ 5) require certification and controller availability. Delays or shortages in required silicon, firmware incompatibilities, and host OEM variability may increase returns, warranty costs, and time-to-market risk.

Targus’ business is heavily reliant on the general demand for IT and personal computer-related devices.

Targus’ business of selling products that relate primarily to the computer accessory markets makes our business performance sensitive to the general demand for IT and personal computer-related devices. As such, declines in the overall demand for personal computers and tablet devices can directly impact the demand for our accessory products as often our products are sold as an attachment to the original equipment manufacturer device that is being sold. The Company performs interim and year end impairment assessments of goodwill and intangible assets utilizing qualitative and quantitative analyses surrounding Targus’ financial performance, market conditions in which it operates in, and other financial and non-financial factors. As a result of these assessments, the Company has recognized aggregate impairments to goodwill and intangible assets of $1.5 million and $31.7 million for the years ended December 31, 2025 and 2024, respectively.

Risks Related to Competition

We operate in highly competitive industries. Some of our competitors may have certain competitive advantages, which may cause us to be unable to effectively compete with or gain market share from our competitors.

We face competition with respect to all of our service and product areas. The level of competition depends on the particular service or product area.

Some of our competitors may be able to devote greater financial resources to marketing and promotional campaigns, secure merchandise from sellers on more favorable terms, adopt more aggressive pricing or inventory availability policies and devote more resources to website and systems development than we are able to do. Any inability on our part to effectively compete could have a material adverse effect on our financial condition, growth potential and results of operations.

We compete with specialized investment banks to provide financial and investment banking services to small and middle-market companies. Middle-market investment banks provide access to capital and strategic advice to small and middle-market companies in our target industries. We compete with those investment banks on the basis of a number of factors, including client relationships, reputation, the abilities of our professionals, transaction execution, innovation, price, market focus and the relative quality of our products and services. We have experienced intense competition over obtaining advisory mandates in recent years, and we may experience pricing pressures in our investment banking business in the future as some of our competitors seek to obtain increased market share by reducing fees. Competition in the middle-market may further intensify if larger Wall Street investment banks expand their focus to this sector of the market. Increased competition could reduce our market share from investment banking services and our ability to generate fees at historical levels.

We also face increased competition due to a trend toward consolidation. In recent years, there has been substantial consolidation and convergence among companies in the financial services industry. This trend was amplified in connection with the unprecedented disruption and volatility in the financial markets during the past several years, and, as a result, a number of financial services companies have merged, been acquired or have fundamentally changed their respective business models. Many of these firms may have the ability to support investment banking, including financial advisory services, with commercial banking, insurance and other financial services in an effort to gain market share, which could result in pricing pressure in our businesses.

The businesses in our communications segment compete with numerous communications providers, many of whom are large and have significantly more financial and marketing resources. The principal competitors for UOL’s mobile broadband and DSL services include, among others, local exchange carriers, wireless and satellite service providers, and cable service providers.

magicJack, Lingo, and BullsEye compete with the traditional telephone service providers, which provide telephone service using the public switched telephone network. Certain of these traditional providers have also added, or are planning to add, broadband telephone services to their existing telephone and broadband offerings. We also face, or expect to face, competition from cable companies, which offer broadband telephone services to their existing cable television and broadband offerings. Further, wireless providers offer services that some customers may prefer over wireline-based service. In the future, as wireless companies offer more minutes at lower prices, their services may become more attractive to customers as a replacement for broadband or wireline-based phone service. We face competition on magicJack device sales from manufacturers of smart phones, tablets and other handheld wireless devices. Also, we compete against established alternative voice communication providers, and may face competition from other large, well-capitalized Internet companies. In addition, we compete with independent broadband telephone service providers.

Our Consumer Products segment competes with companies that make consumer retail products and/or own other brands and trademarks. Targus operates in an intensely competitive marketplace along with many other makers of consumer and enterprise productivity products. Competitors to our Consumer Products segment may be able to respond more quickly to changes in retailer, wholesaler and consumer preferences and devote greater resources to brand acquisition, development and marketing.

In addition, our competitors may be larger, more diversified, better funded, and have access to more advanced technology, including artificial intelligence (“AI”). These competitive advantages may enable our competition to innovate better and more quickly, to compete more effectively on quality and price, causing us to lose business and profitability. Burgeoning interest in AI may increase our competition and disrupt our business model. AI may lower barriers to entry in our industry and we may be unable to effectively compete with the products or services offered by new competitors. AI-related changes to the products and services on offer may affect our customers’ expectations, requirements, or tastes in ways we cannot adequately anticipate or adapt to, causing our business to lose sales, market share, or the ability to operate profitably and sustainably.

If we are unable to attract and retain qualified personnel, we may not be able to compete successfully in our industry.

Our future success depends to a significant degree upon the continued contributions of senior management and the ability to attract and retain other highly qualified management personnel. We face competition for management from other companies and organizations; therefore, we may not be able to retain our existing personnel or fill new positions or vacancies created by expansion or turnover at existing compensation levels. Although we have entered into employment agreements with key members of the senior management team, there can be no assurances such key individuals will remain with us. Recently, we have failed to retain the services of certain key personnel which may adversely affect our business and prospects. The loss of any of our executive officers or other key management personnel would disrupt our operations and divert the time and attention of our remaining officers and management personnel which could have an adverse effect on our results of operations and potential for growth.

We also face competition for highly skilled employees with experience in the industries in which we operate, and some of which requires a unique knowledge base. We may be unable to recruit or retain existing technical, sales and client support personnel that are critical to our ability to execute our business plan, with such difficulties exacerbated by the labor shortages that arose during the COVID-19 pandemic and persist throughout the economy.

Risks Related to Data Security and Intellectual Property

Significant disruptions of information technology systems, breaches of data security, cyberattacks, or unauthorized disclosures of sensitive data or personally identifiable information could adversely affect our business, and could subject us to liability or reputational damage.

Our business is increasingly dependent on critical, complex, and interdependent information technology (“IT”) systems, including Internet-based systems, some of which are managed or hosted by third parties, to support business processes as well as internal and external communications. The size and complexity of our IT systems make us vulnerable to, and we have experienced, IT system breakdowns, malicious intrusion, and computer viruses, which may result in the impairment of our ability to operate our business effectively.

In addition, our systems and the systems of our third-party providers and collaborators are potentially vulnerable to data security breaches which may expose sensitive data to unauthorized persons or to the public. Such data security breaches could lead to the loss of confidential information, trade secrets or other intellectual property, or could lead to the public exposure of personal information (including personally identifiable information) of our employees, customers, business partners, and others. In addition, the increased use of social media by our employees and contractors could result in inadvertent disclosure of sensitive data or personal information, including but not limited to, confidential information, trade secrets and other intellectual property.

As previously disclosed, in April 2024, we experienced a cybersecurity incident that resulted in temporary interruption of certain Targus operations. Although we do not believe the incident material affected our financial condition at the time, future events could be more severe. Our risk is heightened by reliance on global networks and third-party providers, integration of manufacturing systems and logistics partners, and evolving regulatory disclosure requirements. Any such disruption or security breach, as well as any action by us or our employees or contractors that might be inconsistent with the rapidly evolving data privacy and security laws and regulations applicable within the United States and elsewhere where we conduct business, could result in enforcement actions by U.S. states, the U.S. Federal government or foreign governments, liability or sanctions under data privacy laws that protect personally identifiable information, regulatory penalties, other legal proceedings such as but not limited to private litigation, the incurrence of significant remediation costs, disruptions to our development programs, business operations and collaborations, diversion of management efforts and damage to our reputation, which could harm our business and operations. Because of the rapidly moving nature of technology and the increasing sophistication of cybersecurity threats, our measures to prevent, respond to and minimize such risks may be unsuccessful.

In addition, the European Parliament and the Council of the European Union adopted a comprehensive general data privacy regulation (“GDPR”) in 2016 that took effect in 2018 and governs the collection and use of personal data in the European Union. The GDPR, which is wide-ranging in scope, imposes several requirements relating to the consent of the individuals to whom the personal data relates, the information provided to the individuals, the security and confidentiality of the personal data, data breach notification requirements and the use of third party processors in connection with the processing of the personal data. The GDPR also imposes strict rules on the transfer of personal data out of the European Union to the United States, enhances enforcement authority and imposes large penalties for noncompliance, including the potential for fines of up to €20 million, or 4%, of the annual global revenues of the infringer, whichever is greater. In addition, the California Consumer Privacy Act (“CCPA”) effective since January 1, 2020 applies to for-profit businesses that conduct business in California and meet certain revenue or data collection thresholds. The CCPA established new requirements regarding handling of personal data to entities serving or employing California residents, and gave consumers the right to request disclosure of information collected about them, and whether that information has been sold or shared with others, the right to request deletion of personal information (subject to certain exceptions), the right to opt out of the sale of the consumer’s personal information, and the right not to be discriminated against for exercising these rights. Such rights were expanded under the California Privacy Rights Act (“CPRA”) which went into effect on January 1, 2023. In addition, similar laws have and may be adopted by other states where the Company does business. The impact of the CCPA and other state privacy laws on the Company’s business is yet to be determined.

We may be unsuccessful in protecting our proprietary rights or may have to defend ourselves against claims of infringement, which could impair or significantly affect our business.

Our future success depends in part on our proprietary technology, technical know-how, and other intellectual property. We rely on a combination of patent, trade secret, copyright, trademark and other intellectual property laws, and confidentiality procedures and contractual provisions such as nondisclosure terms and licenses, to protect our intellectual property.

We hold various United States patents and pending applications, together with corresponding patents and pending applications from other countries.

Our means of protecting our proprietary rights may not be adequate and our competitors may independently develop technology that is similar to ours. Legal protections afford only limited protection for our technology. The laws of many countries do not protect our proprietary rights to as great an extent as do the laws of the United States. Despite our efforts to protect our proprietary rights, unauthorized parties have in the past attempted, and may in the future attempt, to copy aspects of our products or to obtain and use information that it regards as proprietary. Third parties may also design around our proprietary rights, which may render our protected products less valuable if the design around is favorably received in the marketplace. In addition, if any our products or the technology underlying our products is covered by third-party patents or other intellectual property rights, we could be subject to various legal actions.

We cannot assure you that our products do not infringe intellectual property rights held by others or that they will not in the future. Third parties may assert infringement, misappropriation, or breach of license claims against us from time to time. Such claims could cause us to incur substantial liabilities and to suspend or permanently cease the use of critical technologies or processes or the production or sale of major products. Litigation may be necessary to enforce our intellectual property rights, to protect our trade secrets, to determine the validity and scope of the proprietary rights of others, or to defend against claims of infringement or invalidity, misappropriation, or other claims. Any such litigation could result in substantial costs and diversion of our resources, which in turn could materially adversely affect our business and financial condition. Moreover, any settlement of or adverse judgment resulting from such litigation could require us to obtain a license to continue to use the technology that is the subject of the claim, or otherwise restrict or prohibit our use of the technology. Any required licenses may not be available to us on acceptable terms, if at all. If we attempt to design around the technology at issue or to find another provider of suitable alternative technology to permit it to continue offering applicable software or product solutions, our continued supply of software or product solutions could be disrupted or our introduction of new or enhanced software or products could be significantly delayed.

Risks Related to our Securities and Ownership

Anti-takeover provisions under our charter documents and Delaware law could delay or prevent a change of control and could also limit the market price of our stock.

Our amended and restated certificate of incorporation and our bylaws, as amended, contain provisions that could delay or prevent a change of control of our company or changes in our board of directors that our stockholders might consider favorable. Our amended and restated certificate of incorporation provides that our board of directors will be authorized to issue from time to time, without further stockholder approval, up to 1,000,000 shares of preferred stock in one or more series and to fix or alter the designations, preferences, rights and any qualifications, limitations or restrictions of the shares of each series, including the dividend rights, dividend rates, conversion rights, voting rights, rights of redemption, including sinking fund provisions, redemption price or prices, liquidation preferences and the number of shares constituting any series or designations of any series. Such shares of preferred stock could have preferences over our common stock with respect to dividends and liquidation rights. We may issue additional preferred stock in ways which may delay, defer or prevent a change of control of our company without further action by our stockholders. Such shares of preferred stock may be issued with voting rights that may adversely affect the voting power of the holders of our common stock by increasing the number of outstanding shares having voting rights, and by the creation of class or series voting rights.

We are also governed by the provisions of Section 203 of the Delaware General Corporate Law, which may prohibit certain business combinations with stockholders owning 15% or more of our outstanding voting stock. The foregoing and other provisions in our amended and restated certificate of incorporation, our bylaws, as amended, and Delaware law could make it more difficult for stockholders or potential acquirers to obtain control of our board of directors or initiate actions that are opposed by the then-current board of directors, including delaying or impeding a merger, tender offer, or proxy contest or other change of control transaction involving our company. Any delay or prevention of a change of control transaction or changes in our board of directors could prevent the consummation of a transaction in which our stockholders could receive a substantial premium over the then current market price for their shares.

Because of their significant stock ownership, some of our existing stockholders will be able to exert control over us and our significant corporate decisions.

Our executive officers, directors and their affiliates own or control, in the aggregate, approximately 29.2% of our outstanding common stock as of December 31, 2025. In particular, our Chairman and Co-Chief Executive Officer, Bryant R. Riley, owns or controls, in the aggregate, 6,914,063 shares of our common stock, or 22.6%, of our outstanding common stock as of December 31, 2025. These stockholders are able to exercise influence over matters requiring stockholder approval, such as the election of directors and the approval of significant corporate transactions, including transactions involving an actual or potential change of control of the company or other transactions that non-controlling stockholders may not deem to be in their best interests. This concentration of ownership may harm the market price of our common stock by, among other things:

•        delaying, deferring, or preventing a change in control of our Company;

•        impeding a merger, consolidation, takeover, or other business combination involving our company;

•        causing us to enter into transactions or agreements that are not in the best interests of all stockholders; or

•        discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of our Company.

Our Chairman and Co-Chief Executive Officer is a party to a credit agreement pursuant to which he has pledged as collateral the substantial majority of his common stock in our Company to a bank, and any foreclosure on such stock, or the sale or attempted sale of such common stock, could adversely impact the price of our common stock and result in negative publicity.

As reported by Mr. Riley in his Schedule 13D filed with the SEC, he has pledged as collateral the substantial majority of his shares of Company common stock beneficially owned by him as well as other personal assets in favor of a bank lender (the “Lender”), pursuant to a Credit Agreement and Pledge Agreement, each dated as of March 19, 2019, as amended (collectively, the “Loan Agreements”). Pursuant to the Loan Agreements, Mr. Riley has pledged a total of 5,804,124 shares, as of October 30, 2024, of Company common stock in exchange for a loan of $21.4 million (as of January 22, 2026), which loan is currently due on April 1, 2026. The Loan Agreements permit the Lender, under certain specified circumstances (including upon the occurrence and during the continuance of an event of default), to exercise its rights to foreclose on, and dispose of, the pledged shares and other collateral, in each case, in accordance with the Loan Agreements. An event of default may occur if, upon the satisfaction of loan-to-collateral value ratios including as a result of a decline in our stock price, Mr. Riley was unable to pre-pay a requisite portion of the loan amount or post additional collateral. Any such foreclosure or disposition of shares of our common stock, or any attempt by the Lender to exercise such remedies, could cause the price of our common stock to decline and result in negative publicity for the Company.

Our common stock price may fluctuate substantially, and your investment could suffer a decline in value.

The market price of our common stock may be volatile and could fluctuate substantially due to many factors, including, among other things:

•        actual or anticipated fluctuations in our results of operations;

•        announcements of significant contracts and transactions by us or our competitors;

•        sale of common stock or other securities in the future;

•        the trading volume of our common stock;

•        changes in our pricing policies or the pricing policies of our competitors; and

•        general economic conditions

In addition, the stock market in general has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. These broad market factors may materially harm the market price of our common stock, regardless of our operating performance.

The trading price of our common stock, Depositary Shares and publicly traded senior notes are subject to volatility.

Trading of our common stock, Depositary Shares and publicly traded senior notes has in the past been highly volatile and the market price of shares of our common stock could continue to fluctuate substantially. Additionally, if we are not able to maintain our listing on Nasdaq, then our common stock will be quoted for trading on an over-the-counter quotation system and may be subject to more significant fluctuations in stock price and trading volume and large bid and ask price spreads. Our Depositary Shares and publicly traded senior notes may be delisted which would trigger certain rights of holders under the agreements governing our Depositary Shares and publicly traded senior notes. See “Risk Factors — The conversion feature may not adequately compensate the holders, and the conversion and redemption features of the Existing Preferred Stock and the Depositary Shares may make it more difficult for a party to take over the Company and may discourage a party from taking over the Company.”

We may not pay dividends regularly or at all in the future.

During 2024 we suspended paying dividends on our common stock, and in early 2025, we also suspended paying dividends on our Existing Preferred Stock. We may not pay dividends in the near future on our common or preferred stock. Even if we were to reinitiate dividends, our Board of Directors may reduce or discontinue dividends at any time for any reason it deems relevant and there can be no assurances that we will continue to generate sufficient cash to pay dividends, or that we will continue to pay dividends with the cash that we do generate. The determination regarding the payment of dividends is subject to the discretion of our Board of Directors and compliance with applicable laws, and there can be no assurances that we will generate sufficient cash to pay dividends, or that we will pay dividends in future periods. Voting rights for holders of Depositary Shares exist primarily with respect to the ability to elect (together with the holders of other outstanding series of the Company’s preferred stock, or Depositary Shares representing interests in the Company’s preferred stock, or additional series of preferred stock the Company may issue in the future and upon which similar voting rights have been or are in the future conferred and are exercisable) two additional directors to the Company’s Board of Directors in the event that six quarterly dividends (whether or not declared or consecutive) payable on the Existing Preferred Stock are in arrears. See “Risk Factors — Risks Related to our Securities and Ownership — Holders of Depositary Shares have extremely limited voting rights.”

Our publicly traded senior notes are not secured by any of our assets or any of the assets of our subsidiaries making such notes effectively subordinated to any secured indebtedness.

Our publicly traded senior notes are not secured by any of our assets or any of the assets of our subsidiaries. As a result, our senior notes are effectively subordinated to any secured indebtedness that we or our subsidiaries have currently outstanding or may incur in the future (or any indebtedness that is initially unsecured to which we subsequently grant security) to the extent of the value of the assets securing such indebtedness. The indenture governing our senior notes does not prohibit us or our subsidiaries from incurring additional secured (or unsecured) indebtedness in the future. None of our subsidiaries is a guarantor of our senior notes, and our senior notes are not required to be guaranteed by any subsidiaries we may acquire or create in the future. Therefore, any liquidation, dissolution, bankruptcy or other similar proceeding, the holders of any of our existing or future secured indebtedness and the secured indebtedness of our subsidiaries may assert rights against the assets pledged to secure that indebtedness and may consequently receive payment from these assets before they may be used to pay other creditors, including the holders of our senior notes. Further, all claims of creditors (including trade creditors) of our subsidiaries will have priority over our equity interests in such subsidiaries (and therefore the claims of our creditors, including holders of our senior notes) with respect to the assets of such subsidiaries. In addition, future debt and security agreements entered into by our subsidiaries may contain various restrictions, including restrictions on payments by our subsidiaries to us and the transfer by our subsidiaries of assets pledged as collateral.

During the nine months ended September 30, 2025, the Company completed five private exchange transactions with institutional investor lenders pursuant to which the lenders exchanged senior notes for New Notes, whereupon the exchanged notes were cancelled. See F-56, Footnote 12 — Senior Notes Payable on our accompanying Consolidated Financial Statements for the three months and nine months ended September 30, 2025 for amounts exchanged. The New Notes were issued pursuant to the Indenture between the Company, certain subsidiaries of the Company, as guarantors, and the Trustee, GLAS Trust Company LLC, a New Hampshire limited liability company, and the New Notes are unconditionally guaranteed jointly and severally by all direct and indirect wholly-owned restricted subsidiaries of the Company, subject to certain excluded subsidiaries (collectively, the “Guarantors”). The New Notes are secured on a second lien basis, junior to the obligations under the Company’s credit agreement, by substantially all of the assets of the Company and the Guarantors. The New Notes are subordinated in right of payment to the payment in full of the obligations under the Company’s credit agreement, dated as of February 26, 2025, with Oaktree Fund Administration, LLC, as administrative agent and as collateral agent, as amended.

The indenture under which our senior notes were issued contains limited protection for holders of our publicly traded senior notes.

The indenture under which our publicly traded senior notes were issued offers limited protection to holders of such senior notes. The terms of the indenture and our senior notes do not restrict our or any of our subsidiaries’ ability to engage in, or otherwise be a party to, a variety of corporate transactions, circumstances or events that could have an adverse impact on the holders of our senior notes. In particular, the terms of the indenture and our senior notes do not place any restrictions on our or our subsidiaries’ ability to:

•        issue debt securities or otherwise incur additional indebtedness or other obligations, including (1) any indebtedness or other obligations that would be equal in right of payment to our senior notes, (2) any indebtedness or other obligations that would be secured and therefore rank effectively senior in right of payment to our senior notes to the extent of the values of the assets securing such debt, (3) indebtedness of ours that is guaranteed by one or more of our subsidiaries and which therefore is structurally senior to our senior notes, and (4) securities, indebtedness or obligations issued or incurred by our subsidiaries that would be senior to our equity interests in our subsidiaries and therefore rank structurally senior to our senior notes with respect to the assets of our subsidiaries;

•        pay dividends on, or purchase or redeem or make any payments in respect of, capital stock or other securities subordinated in right of payment to our senior notes;

•        sell assets (other than certain limited restrictions on our ability to consolidate, merge or sell all or substantially all of our assets);

•        enter into transactions with affiliates;

•        create liens (including liens on the shares of our subsidiaries) or enter into sale and leaseback transactions;

•        make investments; or

•        create restrictions on the payment of dividends or other amounts to us from our subsidiaries.

In addition, the indenture does not include any protection against certain events, such as a change of control, a leveraged recapitalization or “going private” transaction (which may result in a significant increase of our indebtedness levels), restructuring or similar transactions. Furthermore, the terms of the indenture and our senior notes do not protect holders of our senior notes in the event that we experience changes (including significant adverse changes) in our financial condition, results of operations or credit ratings, as they do not require that we or our subsidiaries adhere to any financial tests or ratios or specified levels of net worth, revenues, income, cash flow, or liquidity. Also, an event of default or acceleration under our other indebtedness would not necessarily result in an event of default under our senior notes.

Our ability to recapitalize, incur additional debt and take a number of other actions that are not limited by the terms of our senior notes may have important consequences for the holders of our senior notes, including making it more difficult for us to satisfy our obligations with respect to our senior notes or negatively affecting the trading value of our senior notes.

Other current debt contain, or debt we may issue or incur in the future could contain, more protections for its holders than the indenture and our senior notes, including additional covenants and events of default. The additional issuance or incurrence of any such debt with incremental protections could affect the market for and trading levels and prices of our senior notes.

An increase in market interest rates could result in a decrease in the value of our senior notes and increase our future borrowing costs.

In general, as market interest rates rise, notes bearing interest at a fixed rate decline in value. The increase in market interest rates over the last several years contributed to the decline in the market value of our senior notes. We cannot predict the future level of market interest rates, but to the extent market interest rates rise, the market value of our existing senior notes can be expected to further decline. Additionally, if interest rates rise, we may be required to refinance existing lower interest rate indebtedness with indebtedness bearing a higher rate of interest, and our issuance of new indebtedness at higher interest rates would likely cause the market value of our existing indebtedness that we do not refinance to decline. We cannot predict the future level of market interest rates.

An active trading market for our senior notes may be limited, which could limit the market price of our senior notes or the ability of our senior note holders to sell them.

The 5.00% 2026 Notes are quoted on Nasdaq under the symbol “RILYG,” the 5.25% 2028 Notes are quoted on Nasdaq under the symbol “RILYZ,” the 6.50% 2026 Notes are quoted on Nasdaq under the symbol “RILYN,” the 5.50% 2026 Notes are quoted on the Nasdaq under the symbol “RILYK” and the 6.00% 2028 Notes are quoted on Nasdaq under the symbol “RILYT.” We cannot provide any assurances that our senior note holders will be able to sell their senior notes. Since issuance, our senior notes have traded at times at a discount from their initial offering price due to prevailing interest rates, the market for similar securities, our credit ratings, general economic conditions, our financial condition, performance and prospects and other factors. We cannot assure our senior note holders that a liquid trading market will develop for our senior notes, that our senior note holders will be able to sell our senior notes at a particular time or that the price our senior note holders receive when they sell will be favorable. Accordingly, our senior note holders may be required to bear the financial risk of an investment in our senior notes for an indefinite period of time.

We have and may continue to issue additional notes.

Under the terms of the indentures governing our senior notes, we may from time to time without notice to, or the consent of, the holders of our senior notes, create and issue additional notes, including notes that are senior to our publicly-traded senior notes and including the issuance of notes with a security interest. Additional notes of the same series will not be issued unless such issuance would constitute a “qualified reopening” for U.S. federal income tax purposes.

From March 26, 2025 through July 11, 2025, the Company completed five private exchange transactions with certain institutional investors pursuant to which the investors exchanged approximately $355.0 million of our outstanding publicly traded senior notes for approximately $228.4 million aggregate principal amount of the New Notes. The New Notes are unconditionally guaranteed jointly and severally by all direct and indirect wholly-owned restricted subsidiaries of the Company, subject to certain excluded subsidiaries and are secured on a second lien basis, junior to the obligations under the Company’s credit agreement, by substantially all of the assets of the Company and the Guarantors.

The rating for the 5.00% 2026 Notes, 5.25% 2028 Notes, 6.50% 2026 Notes, 5.50% 2026 Notes, or 6.00% 2028 Notes could at any time be revised downward or withdrawn entirely at the discretion of the issuing rating agency.

We have obtained a rating for the 5.00% 2026 Notes, 5.25% 2028 Notes, 6.50% 2026 Notes, 5.50% 2026 Notes, and 6.00% 2028 Notes (collectively, the “Rated Notes”). Ratings only reflect the views of the issuing rating agency or agencies and such ratings could at any time be revised downward or withdrawn entirely at the discretion of the issuing rating agency. A rating is not a recommendation to purchase, sell or hold any of the Rated Notes. Ratings do not reflect market prices or suitability of a security for a particular investor and the rating of the Rated Notes may not reflect all risks related to us and our business, or the structure or market value of the Rated Notes. We may elect to issue other securities for which we may seek to obtain a rating in the future. If we issue other securities with a rating, such ratings, if they are lower than market expectations or are subsequently lowered or withdrawn, could adversely affect the market for or the market value of the Rated Notes.

An active trading market for the Depositary Shares may be limited and the market value of the Depositary Shares could be substantially affected by various factors.

The Depositary Shares are trading on the Nasdaq Global Market but an active trading market or the Depositary Shares may be limited and the trading price of the Depositary Shares could be adversely affected. The Depositary Shares may trade at prices higher or lower than their initial offering price. The trading price of the Depositary Shares also depends on many factors, including, but not limited to:

•        prevailing interest rates;

•        the market for similar securities;

•        general economic and financial market conditions; and

•        the Company’s financial condition, results of operations and prospects.

The Existing Preferred Stock and the Depositary Shares rank junior to all of the Company’s indebtedness and other liabilities and are effectively junior to all indebtedness and other liabilities of the Company’s subsidiaries.

In the event of a bankruptcy, liquidation, dissolution or winding-up of the affairs of the Company, the Company’s assets will be available to pay obligations on the 6.875% Series A Cumulative Perpetual Preferred Stock, par value $0.0001 per share (the “Series A Preferred Stock”) and the 7.375% Series B Cumulative Perpetual Preferred Stock, par value $0.0001 per share (the “Series B Preferred Stock” and, together with the Series A Preferred Stock, the “Existing Preferred Stock”), which ranks in parity with the Series A Preferred Stock, only after all of the Company’s indebtedness and other liabilities have been paid. The rights of holders of the Existing Preferred Stock to participate in the distribution of the Company’s assets will rank junior to the prior claims of the Company’s current and future creditors and any future series or class of preferred stock the Company may issue that ranks senior to the Existing Preferred Stock. In addition, the Existing Preferred Stock effectively ranks junior to all existing and future indebtedness and other liabilities of (as well as any preferred equity interests held by others) the Company’s existing subsidiaries and any future subsidiaries. The Company’s existing subsidiaries are, and any future subsidiaries would be, separate legal entities and have no legal obligation to pay any amounts to the Company in respect of dividends due on the Existing Preferred Stock. If the Company is forced to liquidate its assets to pay its creditors, the Company may not have sufficient assets to pay amounts due on any or all of the Existing Preferred Stock then outstanding. The Company and its subsidiaries have incurred and may in the future incur substantial amounts of debt and other obligations that will rank senior to the Existing Preferred Stock. The Company may incur additional indebtedness and become more highly leveraged in the future, which could harm the Company’s financial position and potentially limit cash available to pay dividends. As a result, the Company may not have sufficient funds remaining to satisfy its dividend obligations relating to the Existing Preferred Stock if the Company incurs additional indebtedness. In January 2025, the Company suspended payment of cash dividends on its 6.875% Series A and 7.375% Series B preferred shares.

Future offerings of debt or senior equity securities may adversely affect the market price of the Depositary Shares. If the Company decides to issue debt or senior equity securities in the future, it is possible that these securities will be governed by an indenture or other instrument containing covenants restricting the Company’s operating flexibility. Additionally, any convertible or exchangeable securities that the Company issues in the future may have rights, preferences and privileges more favorable than those of the Existing Preferred Stock and may result in dilution to owners of the Depositary Shares. The Company and, indirectly, the Company’s shareholders, will bear the cost of issuing and servicing such securities. Because the Company’s decision to issue debt or equity securities in any future offering will depend on market conditions and other factors beyond the Company’s control, the Company cannot predict or estimate the amount, timing or nature of the Company’s future offerings. Thus, holders of the Depositary Shares will bear the risk of the Company’s future offerings reducing the market price of the Depositary Shares and diluting the value of their holdings in the Company.

The Company may issue additional shares of the Existing Preferred Stock and additional series of preferred stock that rank on a parity with the Existing Preferred Stock as to dividend rights, rights upon liquidation or voting rights.

The Company is allowed to issue additional shares of Existing Preferred Stock and additional series of preferred stock that would rank on a parity with the Existing Preferred Stock as to dividend payments and rights upon the Company’s liquidation, dissolution or winding up of the Company’s affairs pursuant to the Company’s certificate of incorporation and the certificate of designation for the Existing Preferred Stock without any vote of the holders of the Existing Preferred Stock. The Company’s certificate of incorporation authorizes the Company to issue up to 1,000,000 shares of preferred stock in one or more series on terms determined by the Company’s Board of Directors. However, the use of depositary shares enables the Company to issue significant amounts of preferred stock, notwithstanding the number of shares authorized by the Company’s certificate of incorporation. The issuance of additional shares of Existing Preferred Stock and additional series of parity preferred stock could have the effect of reducing the amounts available to the Existing Preferred stockholders upon the Company’s liquidation or dissolution or the winding up of the Company’s affairs. It also may reduce dividend payments on the Existing Preferred Stock issued and outstanding if the Company does not have sufficient funds to pay dividends on all Existing Preferred Stock outstanding and other classes of stock with equal priority with respect to dividends.

In addition, although holders of the Depositary Shares are entitled to limited voting rights (discussed further below), the holders of the Depositary Shares will vote separately as a class along with all other outstanding series of the Company’s preferred stock that the Company may issue upon which like voting rights have been conferred and are exercisable. As a result, the voting rights of holders of the Depositary Shares may be significantly diluted, and the holders of such other series of preferred stock that the Company may issue may be able to control or significantly influence the outcome of any vote.

Future issuances and sales of parity preferred stock, or the perception that such issuances and sales could occur, may cause prevailing market prices for the Depositary Shares and the Company’s common stock to decline and may adversely affect the Company’s ability to raise additional capital in the financial markets at times and prices favorable to the Company. Such issuances may also reduce or eliminate the Company’s ability to pay dividends on the Company’s common stock.

Holders of Depositary Shares have extremely limited voting rights.

The voting rights of holders of Depositary Shares are limited. The Company’s common stock is the only class of the Company’s securities that carries full voting rights. Voting rights for holders of Depositary Shares exist primarily with respect to the ability to elect (together with the holders of other outstanding series of the Company’s preferred stock, or Depositary Shares representing interests in the Company’s preferred stock, or additional series of preferred stock the Company may issue in the future and upon which similar voting rights have been or are in the future conferred and are exercisable) two additional directors to the Company’s Board of Directors in the event that six quarterly dividends (whether or not declared or consecutive) payable on the Existing Preferred Stock are in arrears, and with respect to voting on amendments to the Company’s certificate of incorporation or certificate of designation (in some cases voting together with the holders of other outstanding series of the Company’s preferred stock as a single class) that materially and adversely affect the rights of the holders of Depositary Shares (and other series of preferred stock, as applicable) or create additional classes or series of the Company’s stock that are senior to the Existing Preferred Stock, provided that in any event adequate provision for redemption has not been made. Other than the limited circumstances described herein, holders of Depositary Shares will not have any voting rights. On January 21, 2025, the Company announced that it had temporarily suspended dividends on its Existing Preferred Stock. In the event the Company is not able to resume payment of dividends on the Existing Preferred Stock on or before the end of April 2026, the voting rights applicable to the Depositary Shares as outlined herein will become effective in accordance with the certificates of designation applicable to the Existing Preferred Stock.

The Depositary Shares have not been rated.

The Existing Preferred Stock and the Depositary Shares have not been rated and may never be rated. It is possible, however, that one or more rating agencies might independently decide to assign a rating to the Depositary Shares or that the Company may elect to obtain a rating of the Depositary Shares in the future. Furthermore, the Company may elect to issue other securities for which the Company may seek to obtain a rating. If any ratings are assigned to the Depositary Shares in the future or if the Company issues other securities with a rating, such ratings, if they are lower than market expectations or are subsequently lowered or withdrawn, could adversely affect the market for, or the market value of, the Depositary Shares.

Ratings reflect the views of the issuing rating agency or agencies, and such ratings could at any time be revised downward, placed on negative outlook or withdrawn entirely at the discretion of the issuing rating agency or agencies. Furthermore, a rating is not a recommendation to purchase, sell or hold any particular security, including the Depositary Shares. Ratings do not reflect market prices or the suitability of a security for a particular investor, and any future rating of the Depositary Shares may not reflect all risks related to the Company and its business, or the structure or market value of the Depositary Shares.

The conversion feature may not adequately compensate the holders, and the conversion and redemption features of the Existing Preferred Stock and the Depositary Shares may make it more difficult for a party to take over the Company and may discourage a party from taking over the Company.

Upon the occurrence of a Delisting Event or Change of Control (each as defined in the certificate of designation for each series of the Existing Preferred Stock, respectively), holders of the Depositary Shares will have the right (unless, prior to the Delisting Event Conversion Date or Change of Control Conversion Date (each as defined in the certificate of designation for each series of the Existing Preferred Stock, respectively), as applicable, the Company has provided or provide notice of the Company’s election to redeem such series of Existing Preferred Stock) to direct the depositary to convert some or all of such series of Existing Preferred Stock underlying their Depositary Shares into the Company’s common stock (or equivalent value of alternative consideration), and under these circumstances the Company will also have a special optional redemption right to redeem such series of Existing Preferred Stock. Upon such a conversion, the holders will be limited to a maximum number of shares of the Company’s common stock equal to the Share Cap (as defined in the certificate of designation for each series of the Existing Preferred Stock, respectively) multiplied by the number of shares of such series of Existing Preferred Stock converted. If the common stock price is less than $11.49 in the case of the Series A Preferred Stock (which is approximately 50% of the closing sale price per share of the Company’s common stock on October 1, 2019) or $13.39 in the case of the Series B Preferred Stock (which is approximately 50% of the closing sale price per share of the Company’s common stock on August 31, 2020), subject to adjustment, the holders will receive a maximum number of shares of the Company’s common stock per depositary share, which may result in a holder receiving value that is less than the liquidation preference of the Depositary Shares. In addition, those features of the Existing Preferred Stock and Depositary Shares may have the effect of inhibiting a third party from making an acquisition proposal for the Company or of delaying, deferring or preventing a change of control of the Company under circumstances that otherwise could provide the holders of the Company’s common stock and Depositary Shares with the opportunity to realize a premium over the then-current market price or that shareholders may otherwise believe is in their best interests.

The market price of the Depositary Shares could be substantially affected by various factors.

The market price of the Depositary Shares will depend on many factors, which may change from time to time, including:

•        prevailing interest rates, increases in which may have an adverse effect on the market price of the Depositary Shares;

•        the annual yield from distributions on the Depositary Shares as compared to yields on other financial instruments;

•        general economic and financial market conditions;

•        government action or regulation;

•        the financial condition, performance and prospects of the Company and its competitors;

•        changes in financial estimates or recommendations by securities analysts with respect to the Company, its competitors or the industry in which the Company operates;

•        the Company’s issuance of additional preferred equity or debt securities; and

•        actual or anticipated variations in quarterly operating results of the Company and its competitors.

As a result of these and other factors, investors who purchase the Depositary Shares may experience a decrease, which could be substantial and rapid, in the market price of the Depositary Shares, including decreases unrelated to the Company’s operating performance or prospects.

The price of our securities may be adversely affected by third parties who raise allegations about our Company.

Short sellers and others who raise allegations regarding the legality of our business activities, some of whom are positioned to profit if the price of our securities decline, have negatively affected the price of our securities and may continue to do so. For example, in early 2023, a short-focused research firm raised allegations regarding our investment portfolio, accounting practices, and other matters, and announced that they had taken a significant short position regarding our common stock, leading to public scrutiny and significant volatility in the price of our securities. This firm, as well as additional short sellers, have raised additional allegations over the course of 2023 and 2024, particularly around our relationship with Brian Kahn and the FRG take-private transaction. These reports and allegations have caused and may continue to cause significant volatility in the price of our common stock and other securities that may cause the value of a securityholder’s investment to decline rapidly.

We have received, and may continue to receive, a high degree of media coverage that is published or otherwise disseminated by third parties, including on X, other forms of social media, articles, message boards and other media. This includes coverage that is not attributable to statements made by our directors, officers, employees or agents. Information provided by third parties may not be reliable or accurate and has materially impacted, and may continue to materially impact, the trading price of our common stock and other securities which could cause investors to lose their investments.

A “short squeeze” due to a sudden increase in demand for our securities that largely exceeds supply has led to, and may continue to lead to, extreme price volatility in our securities.

Investors may purchase our common stock and other securities to hedge existing exposure or to speculate on the price of our common stock and other securities. Speculation on the price of our securities may involve long and short exposures. To the extent aggregate short exposure exceeds the number of securities available for purchase on the open market, investors with short exposure may have to pay a premium to repurchase our securities for delivery to lenders of our securities. Those repurchases may, in turn, dramatically increase the price of our securities until additional securities are available for trading or borrowing. This is often referred to as a “short squeeze.”

A large proportion of our common stock has been and may continue to be traded by short sellers which may increase the likelihood that our common stock will be the target of a short squeeze. It is also possible that such a short squeeze could develop with respect to our other securities. A short squeeze could lead to volatile price movements in our securities that are unrelated or disproportionate to our operating performance or prospects and, once investors purchase the securities necessary to cover their short positions, the price of our securities may rapidly decline. Securityholders that purchase securities that are the subject of the short squeeze during such short squeeze may lose a significant portion of their investment.

USE OF PROCEEDS

We will not receive any proceeds from the sale of shares of Common Stock offered by the selling securityholders under this prospectus. However, we will receive the proceeds of any cash exercise of the Warrants. If all of the Warrants were exercised for cash, we would receive aggregate proceeds of approximately $18.5 million. We intend to use the net proceeds from any cash exercise of the Warrants for working capital and general corporate purposes, which may include repayment and/or repurchase of indebtedness.

SELLING SECURITYHOLDERS

This prospectus covers the resale or other disposition by the selling securityholders identified in the table below of up to an aggregate of 2,745,979 shares of Common Stock issuable upon the exercise of our outstanding Warrants.

The selling securityholders acquired their securities in the transactions described under the heading “Selling Securityholders — Description of Transactions and Relationship with the Selling Securityholders.”

The table below sets forth, as of the date of this prospectus, the following information regarding the selling securityholders:

•        the name of the selling securityholder;

•        the number of shares of Common Stock beneficially owned by the selling securityholder prior to this offering, without regard to any beneficial ownership limitations contained in the Warrants;

•        the number of shares of Common Stock to be offered by the selling securityholder in this offering;

•        the number of shares of Common Stock to be beneficially owned by the selling securityholder assuming the exercise of all of the Warrants and the sale of all of the shares of Common Stock covered by this prospectus; and

•        the percentage of our issued and outstanding Common Stock to be beneficially owned by the selling securityholder assuming the exercise of all of the Warrants and the sale of all of the shares of Common Stock covered by this prospectus based on the number of shares of Common Stock issued and outstanding as of January 28, 2026.

Selling Securityholder(1)	Number of Shares of Common Stock Beneficially Owned Prior to Offering	Maximum Number of Shares of Common Stock to be Sold Pursuant to this Prospectus	Number of Shares of Common Stock Beneficially Owned After Offering(2)	Percentage(2)
Opps XII Broker E Holdings, L.P.(3)(4)	959,020	959,020	0	0%
OCM SSF III Broker Debt Holdings, L.P.(3)(5)	687,108	687,108	0	0%
Holbrook Income Fund(6)	351,012	351,012	0	0%
Massachusetts Mutual Life Insurance Company(7)(8)	278,788	278,788	0	0%
Whitebox Multi-Strategy Partners, L.P.(9)	97,784	97,784	0	0%
RPVOF Broker CTB, LLC(3)(10)	89,133	89,133	0	0%
MassMutual Ascend Life Insurance Company(8)(11)	77,460	77,460	0	0%
Oaktree-Copley Investments, LLC(3)(12)	58,286	58,286	0	0%
VR Global Partners, L.P.(13)	52,000	52,000	0	0%
OPIF Broker Holdings, L.P.(3)(14)	38,740	38,740	0	0%
Great American Insurance Company(15)	36,496	36,496	0	0%
C.M. Life Insurance Company(8)(16)	13,384	13,384	0	0%
Annuity Investors Life Insurance Company(8)(17)	2,636	2,636	0	0%
National Interstate Insurance Company(18)	1,736	1,736	0	0%
Great American Contemporary Insurance Company(19)	1,736	1,736	0	0%
Whitebox GT Fund, LP(9)	660	660	0	0%

____________

(1)      This and the information in the notes below are based upon information supplied by the selling securityholders, including as applicable reports and amendments thereto filed with the SEC on Schedule 13D.

(2)      Assumes that all shares of Common Stock being registered under the registration statement of which this prospectus forms a part are sold in this offering, and that none of the selling securityholders acquire additional shares of our Common Stock after the date of this prospectus and prior to completion of this offering.

(3)     (a) Opps XII Broker E Holdings, L.P., (b) OCM SSF III Broker Debt Holdings, L.P., (c) RPVOF Broker CTB, LLC, (d) Oaktree-Copley Investments, LLC and (e) OPIF Broker Holdings, L.P. (together, the “Oaktree Holders”) are affiliates of OCM Investments LLC and Brookfield Wealth Solutions, LLC, each a broker-dealer. Each Oaktree Holder acquired the

Warrants in the ordinary course of business, and at the time of the acquisition of the Warrants, each Oaktree Holder did not have any agreements or understandings, directly or indirectly, with any person to distribute the Warrants or the shares of Common Stock issuable upon the exercise of the Warrants.

(4)      Opps XII Broker E Holdings, L.P. is a holding company of a private investment or account managed by Oaktree Capital Management, L.P., an investment adviser registered with the SEC under the Investment Advisers Act of 1940, as amended. The securities may be deemed to be beneficially owned by Oaktree Fund GP IIA, LLC, as the entity managing the selling securityholder. The business address of the selling securityholder is 333 S. Grand Avenue, 28th Floor, Los Angeles, California 90071.

(5)      OCM SSF III Broker Debt Holdings, L.P. is a holding company of a private investment or account managed by Oaktree Capital Management, L.P., an investment adviser registered with the SEC under the Investment Advisers Act of 1940, as amended. The securities may be deemed to be beneficially owned by Oaktree Fund AIF Series (Cayman) L.P.-Series S and Oaktree Fund AIF Series, L.P.-Series N, as the entities managing the selling securityholder. The business address of the selling securityholder is 333 S. Grand Avenue, 28th Floor, Los Angeles, California 90071.

(6)      Holbrook Income Fund is a registered investment company registered under the Investment Company Act of 1940, as amended. Scott Carmack, Chief Investment Officer, has voting and investment power over the reported securities. The business address of the selling securityholder is c/o Ultimus Fund Solutions, LLC, 225 Pictoria Drive, Suite 450, Cincinnati, Ohio 45246.

(7)      Massachusetts Mutual Life Insurance Company is a mutual life insurance corporation. Eric Partlan, Chief Investment Officer, has voting and investment power over the reported securities. The business address of the selling securityholder is 10 Fan Pier Blvd., Boston, Massachusetts 02210.

(8)      The selling securityholder is an affiliate of the following broker-dealers: MML Investors Services, LLC, MML Distributors, LLC, MML Strategic Distributors, LLC, Barings Securities, LLC, Flourish Financial, LLC and MM Ascend Life Investor Services, LLC. The selling securityholder acquired the shares in the ordinary course of business, and at the time of the acquisition of the shares to be resold, did not have any agreements or understandings, directly or indirectly, with any person to distribute the securities.

(9)      Whitebox Advisors LLC (“WBA”) is the investment manager of Whitebox Multi-Strategy Partners, L.P. and Whitebox GT Fund, LP (collectively, the “Whitebox Funds”) and has voting and disposition control over the securities beneficially owned by each of the Whitebox Funds. WBA is owned by the following members: Robert Vogel, Jacob Mercer, Nick Stukas, Brian Lutz, Paul Roos, and Blue Owl GP Stakes II (A), LP, a non-voting member, and such individuals and entity disclaim beneficial ownership of the securities held by the Whitebox Funds, except to the extent of such individual or entity’s pecuniary interest therein, if any. The business address of WBA and each of the Whitebox Funds is 3033 Excelsior Blvd., Suite 500, Minneapolis, MN 55416.

(10)    RPVOF Broker CTB, LLC is a holding company of a private investment or account managed by Oaktree Capital Management, L.P., an investment adviser registered with the SEC under the Investment Advisers Act of 1940, as amended. The securities may be deemed to be beneficially owned by Oaktree Fund GP, LLC, as the entity managing the selling securityholder. The business address of the selling securityholder is 333 S. Grand Avenue, 28th Floor, Los Angeles, California 90071.

(11)    MassMutual Ascend Life Insurance Company is a corporation. Eric Partlan, Chief Investment Officer, has voting and investment power over the reported securities. The business address of the selling securityholder is 10 Fan Pier Blvd., Boston, Massachusetts 02210.

(12)    Oaktree-Copley Investments, LLC is a holding company of a private investment or account managed by Oaktree Capital Management, L.P., an investment adviser registered with the SEC under the Investment Advisers Act of 1940, as amended. The securities may be deemed to be beneficially owned by Oaktree Capital Management, L.P., as the entity managing the selling securityholder. The business address of the selling securityholder is 333 S. Grand Avenue, 28th Floor, Los Angeles, California 90071.

(13)    VR Global Partners, L.P. is a Cayman Islands exempted limited partnership managed by VR Advisory Services Ltd. Richard Deitz, Fund Manager, has voting and investment power over the reported securities. The business address of the selling securityholder is One Nexus Way, Camana Bay, Grand Cayman, Cayman Islands KY1-9005.

(14)    OPIF Broker Holdings, L.P. is a holding company of a private investment or account managed by Oaktree Capital Management, L.P., an investment adviser registered with the SEC under the Investment Advisers Act of 1940, as amended. The securities may be deemed to be beneficially owned by Oaktree Fund AIF Series, L.P. and Oaktree Fund GP AIF, LLC, as the entities managing the selling securityholder. The business address of the selling securityholder is 333 S. Grand Avenue, 28th Floor, Los Angeles, California 90071.

(15)    Great American Insurance Company is a wholly-owned subsidiary of a publicly traded company. The selling securityholder is a direct or indirect, wholly-owned subsidiary of American Financial Group, Inc. and American Financial Group, Inc. may be deemed to have beneficial ownership of the shares owned by such entity. The business address of the selling securityholder is 301 E. Fourth St., Cincinnati, Ohio 45202.

(16)    C.M. Life Insurance Company is a corporation. Eric Partlan, Executive Vice President (and Chief Investment Officer of Massachusetts Mutual Life Insurance Company), has voting and investment power over the reported securities. The business address of the selling securityholder is 10 Fan Pier Blvd., Boston, Massachusetts 02210.

(17)    Annuity Investors Life Insurance Company is a corporation. Eric Partlan, Chief Investment Officer, has voting and investment power over the reported securities. The business address of the selling securityholder is 10 Fan Pier Blvd., Boston, Massachusetts 02210.

(18)    National Interstate Insurance Company is a wholly-owned subsidiary of a publicly traded company. The selling securityholder is a direct or indirect, wholly-owned subsidiary of American Financial Group, Inc. and American Financial Group, Inc. may be deemed to have beneficial ownership of the shares owned by such entity. The business address of the selling securityholder is 301 E. Fourth St., Cincinnati, Ohio 45202.

(19)    Great American Contemporary Insurance Company is a wholly-owned subsidiary of a publicly traded company. The selling securityholder is a direct or indirect, wholly-owned subsidiary of American Financial Group, Inc. and American Financial Group, Inc. may be deemed to have beneficial ownership of the shares owned by such entity. The business address of the selling securityholder is 301 E. Fourth St., Cincinnati, Ohio 45202.

The number of shares of Common Stock beneficially owned by the selling securityholders prior to this offering has been determined in accordance with Rule 13d-3 under the Exchange Act and includes, for such purpose, shares of Common Stock that the selling securityholder has the right to acquire within 60 days of January 28, 2026 (including shares of Common Stock underlying the issued Warrants). Except as disclosed above and based on information provided by the selling securityholder, no selling securityholder is affiliated with a broker dealer.

We believe, based on information supplied by the selling securityholders, that except as may otherwise be indicated in the footnotes to the table above, the selling securityholder has sole voting and dispositive power with respect to the shares of Common Stock reported as beneficially owned by it. Because the selling securityholder identified in the table may sell some or all of the shares of Common Stock beneficially owned by it and covered by this prospectus, and because there are currently no agreements, arrangements or understandings with respect to the sale of any of the shares of Common Stock, no estimate can be given as to the number of shares of Common Stock available for resale hereby that will be held by the selling securityholders upon termination of this offering. In addition, the selling securityholders may have sold, transferred or otherwise disposed of, or may sell, transfer or otherwise dispose of, at any time and from time to time, the Common Stock they beneficially own in transactions exempt from the registration requirements of the Securities Act after the date on which they provided the information set forth in the table above. We have, therefore, assumed for the purposes of the table, that each of the selling securityholders will sell all of the Common Stock owned beneficially by it that are covered by this prospectus, but will not sell any other shares of Common Stock that it presently owns.

Description of Transactions and Relationship with the Selling Securityholders

Credit Agreement

On February 26, 2025, the Company and the Company’s wholly owned subsidiary, BR Financial Holdings, LLC (the “BRFH Borrower”), entered into a new credit agreement with a group of funds indirectly or directly controlled by Oaktree Capital Management, L.P., with Oaktree Fund Administration, LLC, acting as the administrative agent and collateral agent. The new credit agreement provided for (i) a three-year $125.0 million secured term loan credit facility (the “Initial Term Loan Facility”) and (ii) a four-month $35.0 million secured delayed draw term loan credit facility (the “Delayed Draw Facility” and, together with the Initial Term Loan Facility, the “Credit Facility”). The proceeds from the Initial Term Loan Facility were primarily used (a) to repay existing indebtedness, (b) for working capital and general corporate purposes and (c) to pay transaction fees and expenses. The proceeds of the Delayed Draw Facility were used (a) to fund obligations relating to the liquidation of substantially all of the assets of JOANN, Inc. and its subsidiaries and (b) for working capital and general corporate purposes. In connection with the Credit Facility, we issued warrants to certain affiliates of Oaktree Capital Management, L.P. in connection with the Credit Facility to purchase approximately 1,832,287 shares of the Company’s Common Stock at an initial exercise price of $5.14 per share, subject to adjustment (the “Credit Agreement Warrants”). The Credit Agreement Warrants contain certain anti-dilution provisions pursuant to which, under certain circumstances, the warrant holders would be entitled to exercise the warrants for up to 19.9% of the then-outstanding shares of the Company’s Common Stock.

Borrowings accrue interest at the adjusted term Secured Overnight Financing Rate (“SOFR”) rate as defined in the Credit Facility with an applicable margin of 8.00%. In addition to paying interest on outstanding borrowings under the Credit Facility, the Company was required to pay (i) a closing fee of 3.00% of the aggregate principal amount of the loans under the Initial Term Loan Facility and 2.00% of the aggregate principal amount of the loans under the Delayed Draw Facility, and (ii) an exit fee upon the prepayment or repayment of the Credit Facility of 5.00% of the aggregate principal amount of such loans repaid, provided, that the Initial Term Loan Facility exit fee shall not be payable if the share price for the Company’s Common Stock exceeds a certain threshold. The Credit Facility also contains a provision where the final $62.5 million of repayment of principal on the Initial Term Loan may be subject to an additional prepayment premium, as defined in the Credit Facility, if the prepayment occurs before the second anniversary date of the Credit Facility.

Subject to certain eligibility requirements, certain assets of the BRFH Borrower are placed into a borrowing base (the “Borrowing Base”), which serves to limit the borrowings under the Credit Facility. The sale of an asset in the Borrowing Base requires the BRFH Borrower to make a prepayment in an amount equal to the proceeds of such disposition multiplied by the percentage “credit” that is assigned to such asset in the Borrowing Base. The BRFH Borrower may be obligated to prepay the loans or post cash in a controlled account in the event the Borrowing Base falls below a certain level as defined in the Credit Facility. The Credit Facility contains covenants that, among other things, limit the Company’s, the BRFH Borrower’s and the BRFH Borrower’s subsidiaries’ ability to incur additional indebtedness or liens, to dispose of assets, to make certain fundamental changes, to enter into restrictive agreements, to make certain investments, loans, advances, guarantees and acquisitions, to prepay certain indebtedness and to pay dividends or to make other distributions or redemptions/repurchases in respect of their respective equity interests.

In connection with the issuance of the Credit Agreement Warrants, the Company entered into a registration rights agreement (as the same may be amended from time to time, the “Credit Agreement Registration Rights Agreement”) with the holders of such Credit Agreement Warrants, pursuant to which the Company has granted such holders (i) certain shelf registration rights whereby the Company will register resales of the shares of Common Stock issued upon exercise of the Credit Agreement Warrants and (ii) certain piggyback registration rights, in each case subject to the terms and conditions set forth in the Credit Agreement Registration Rights Agreement.

Private Exchange Transactions — Senior Notes

On March 26, 2025, the Company completed a private exchange transaction with an institutional investor pursuant to which the investor exchanged $86.3 million of aggregate principal amount of the Company’s 5.50% Senior Notes due March 2026 Notes and $36.7 million aggregate principal amount of the Company’s 5.00% Senior Notes due December 2026 owned by it for approximately $87.8 million aggregate principal amount of newly-issued 8.00% Senior Secured Second Lien Notes due 2028 (the “New Notes”), whereupon the exchanged notes were cancelled.

On April 7, 2025, the Company completed a private exchange transaction with a certain institutional investor pursuant to which such investor exchanged approximately $22.0 million aggregate principal amount of the Company’s 5.00% Senior Notes due December 2026, 6.00% Senior Notes due January 2028 and 5.25% Senior Notes due August 2028 for approximately $10.0 million aggregate principal amount of the New Notes.

On May 21, 2025, the Company completed a private exchange transaction with certain institutional investors pursuant to which such investors exchanged approximately $139.1 million aggregate principal amount of the Company’s 5.50% Senior Notes due March 2026, 5.00% Senior Notes due December 2026 and 6.00% Senior Notes due January 2028 for approximately $93.1 million aggregate principal amount of the New Notes.

On June 30, 2025, the Company entered into a private exchange transaction with a certain institutional investor pursuant to which such investor exchanged approximately $28.0 million aggregate principal amount of the Company’s 5.00% Senior Notes due December 2026, 6.00% Senior Notes due January 2028 and 5.25% Senior Notes due August 2028 for $13.0 million aggregate principal amount of the New Notes.

On July 11, 2025, the Company entered into a private exchange transaction with a certain institutional investor pursuant to which such investor exchanged approximately $42.8 million aggregate principal amount of the Company’s 6.50% Senior Notes due September 2026, 5.00% Senior Notes due December 2026, 6.00% Senior Notes due January 2028 and 5.25% Senior Notes due August 2028 for $24.6 million aggregate principal amount of the New Notes.

The exchange transactions executed on March 26, 2025, April 7, 2025, May 21, 2025, June 30, 2025 and July 11, 2025 are referred to herein as the “Exchange Transactions.”

In connection with these Exchange Transactions, the Company issued to such investors warrants to purchase a total of 913,692 shares of the Company’s Common Stock, at an exercise price of $10.00 per share (the “Notes Warrants”). In connection with the issuance of such Notes Warrants, the Company entered into registration rights agreements with such investors, pursuant to which the Company has granted such investors (i) certain shelf registration rights whereby the Company will register resales of the shares of Common Stock issued upon exercise of the warrants and (ii) certain piggyback registration rights, in each case subject to the terms and conditions set forth in the registration rights agreement (as the same may be amended from time to time, the “Notes Registration Rights Agreements” and, together with Credit Agreement Registration Rights Agreement, the “Registration Rights Agreements”).

The New Notes were issued pursuant to an Indenture, dated as of March 26, 2025 (the “Indenture”), between the Company, certain subsidiaries of the Company, as guarantors, and GLAS Trust Company LLC, a New Hampshire limited liability company, as trustee and collateral agent (in such capacities, the “Trustee”), and the New Notes are unconditionally guaranteed jointly and severally by all direct and indirect wholly-owned restricted subsidiaries of the Company, subject to certain excluded subsidiaries (collectively, the “Guarantors”). The New Notes are secured on a second lien basis, junior to the obligations under the Company’s Credit Facility, by substantially all of the assets of the Company and the Guarantors. The New Notes are subordinated in right of payment to the payment in full of the obligations under the Company’s Credit Facility.

The New Notes accrue interest at a rate of 8.00% per annum, payable semi-annually in arrears on April 30 and October 31, starting October 31, 2025. The New Notes mature on January 1, 2028. The Company may redeem the New Notes (i) at any time, in whole or in part, before March 26, 2026, at a redemption price equal to 100% of the aggregate principal amount being redeemed, plus a customary make-whole premium, plus accrued and unpaid interest, if any, to, but excluding, the redemption date; and (ii) at any time, in whole or in part, after March 26, 2026, at a redemption price equal to 100% of the aggregate principal amount being redeemed, plus accrued and unpaid interest, if any, to, but excluding, the redemption date.

Great American Transaction

As previously disclosed in our Current Report on Form 8-K filed with the SEC on November 21, 2024, we completed a transaction on November 15, 2024 with certain affiliated funds of Oaktree Capital Management L.P., pursuant to which they acquired 52.6% of the issued and outstanding common limited liability company units in Great American Holdings, LLC. Great American Holdings, LLC had previously been a wholly-owned subsidiary of the Company, and held the interests in our appraisal and valuation services, retail, wholesale and industrial solutions and real estate businesses.

Other Disclosures

The advisor of Holbrook Income Fund utilizes B. Riley Securities for trading exchange traded products.

PLAN OF DISTRIBUTION

The selling securityholders, which as used herein includes the selling securityholders listed in the table under the heading “Selling Securityholders” and any direct or indirect transferees of Registrable Securities (as defined in the applicable Registration Rights Agreement) entitled to registration rights under the applicable Registration Rights Agreement and such other securityholders as may be identified in one or more prospectus supplements, including any securityholders that receive Registrable Securities upon a distribution or liquidation, who have been assigned the rights of the transferor holder or holders under the applicable Registration Rights Agreement (in compliance therewith), and any other permitted donees, pledgees, transferees or other successors-in-interest selling shares of Common Stock or interests in shares of Common Stock received after the date of this prospectus from the selling securityholders, including as a gift, pledge, distribution or other transfer, may, from time to time, sell, transfer or otherwise dispose of any or all of their shares of Common Stock or interests in shares of Common Stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices. These prices will be determined by the selling securityholders or by agreement between the selling securityholders and underwriters, broker-dealers or agents who may receive fees or commissions in connection with any such sale.

The selling securityholders may use any one or more of the following methods when disposing of shares or interests therein:

•        sales on NASDAQ or any national securities exchange or quotation service on which shares of Common Stock may be listed or quoted at the time of sale;

•        an over-the-counter sale or distribution;

•        one or more underwritten offerings (whether on a firm commitment or best efforts basis, including through bought deals);

•        sales through agents or to or through underwriters, brokers or dealers;

•        ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•        block trades (which may involve crosses) in which the broker-dealer will attempt to sell the securities as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

•        purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•        an exchange distribution and/or secondary distribution in accordance with the rules of the applicable exchange;

•        privately negotiated transactions;

•        sales directly to one or more purchasers;

•        short sales effected after the date the registration statement of which this prospectus is a part is declared effective by the SEC;

•        through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•        broker-dealers may agree with the selling securityholders to sell a specified number of such shares at a stipulated price per share;

•        through the distributions of securities by any selling securityholder to its general or limited partners, members, managers, affiliates, employees, directors or stockholders;

•        in option transactions;

•        a combination of any such methods of sale; and

•        any other method permitted pursuant to applicable law.

The selling securityholders may elect to make an in-kind distribution of securities to their respective members, partners or stockholders. To the extent that such members, partners or stockholders are not affiliates of ours, such members, partners or stockholders would thereby receive freely tradeable securities pursuant to the distribution through the registration statement of which this prospectus forms a part.

The selling securityholders may also sell their shares of Common Stock under Rule 144 or any other exemption from registration under the Securities Act, if, when and to the extent such exemption is available to them at the time of such sale, rather than under this prospectus.

Broker-dealers engaged by the selling securityholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling securityholders (or, if any broker-dealer acts as agent for the purchaser of shares of Common Stock, from the purchaser) in amounts to be negotiated, but, except as set forth in a supplement to this prospectus, in the case of an agency transaction not in excess of a customary brokerage commission in compliance with Financial Industry Regulatory Authority, or FINRA, Rule 5110; and in the case of a principal transaction a markup or markdown in compliance with FINRA Rule 2121.

The selling securityholders may, from time to time, pledge or grant a security interest in some or all of the shares of Common Stock owned by it and, if it defaults in the performance of its secured obligations, the pledgees or secured parties may offer and sell the shares of Common Stock, from time to time, under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling securityholders to include the pledgee, transferee or other successors in interest as selling securityholders under this prospectus. A selling securityholder may otherwise loan or pledge shares of Common Stock to a financial institution or other third party that in turn may sell the shares short using this prospectus and an applicable prospectus supplement. Such financial institution or other third party may transfer its economic short position to investors in such shares or in connection with a concurrent offering of other securities. The selling securityholders also may transfer the shares of Common Stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

In connection with the sale of our Common Stock or interests therein, the selling securityholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the Common Stock in the course of hedging the positions they assume. The selling securityholders may also sell shares of our Common Stock short and deliver these securities to close out their short positions, or loan or pledge the Common Stock to broker-dealers that in turn may sell these securities. The selling securityholders may also enter into option or other transactions with broker-dealers or other financial institutions or create one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

A selling securityholder may enter into derivative transactions with third parties, or sell shares of Common Stock not covered by this prospectus to third parties in privately negotiated transactions. If the applicable prospectus supplement so indicates, in connection with those derivatives, the third parties may sell shares of Common Stock covered by this prospectus and the applicable prospectus supplement, including in short sale transactions. If so, the third party may use shares of Common Stock pledged by such selling securityholder or borrowed from such selling securityholder or others to settle those sales or to close out any related open borrowings of securities, and may use shares of Common Stock received from such selling securityholder in settlement of those derivatives to close out any related open borrowings of securities. The third party in such sale transactions will be an underwriter and, if not identified in this prospectus, will be named in the applicable prospectus supplement (or a post-effective amendment).

If the selling securityholders use one or more underwriters in the sale, the underwriters will acquire shares of Common Stock covered by this prospectus for their own account, and they may resell such shares from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Shares of Common Stock covered by this prospectus may be offered and sold to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more of such firms. The selling securityholders and any underwriters, broker-dealers or agents that are involved in selling the shares of Common Stock covered by this prospectus may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such underwriters, broker-dealers or agents and any profit on the resale of the shares of Common Stock purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Underwriters may resell the shares to or through dealers, and those dealers may receive compensation in the form of one or more discounts, concessions or commissions from the underwriters and commissions from purchasers for which they may act as agents. Each selling securityholder has informed us that it does not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute the shares of Common Stock.

To the extent required, the shares of Common Stock to be sold, the respective purchase prices and public offering prices, the names of any agents, dealers or underwriters and any applicable discounts, commissions, concessions or other compensation with respect to a particular offering will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement that includes this prospectus.

Pursuant to the Credit Agreement Registration Rights Agreement, we will pay all expenses relating to the registration, offering and listing of the applicable shares of Common Stock, including up to $100,000 of counsel fees of the applicable selling securityholders, except that the selling securityholders will pay any underwriting discounts and commissions and transfer taxes. Pursuant to the terms of the Credit Agreement Registration Rights Agreement, we agreed to indemnify the applicable selling securityholders against certain liabilities, including liabilities under the Securities Act, and the applicable selling securityholders have agreed to indemnify us against certain liabilities, including liabilities under the Securities Act, which may arise from any written information furnished to us by the selling securityholders expressly for use in this prospectus and/or in any prospectus supplement, as applicable.

Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the resale shares of Common Stock may not simultaneously engage in market making activities with respect to the Common Stock for the applicable restricted period, as defined in Regulation M, prior to the commencement of the distribution. In addition, the selling securityholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of Common Stock by the selling securityholders or any other person. We will make copies of this prospectus available to the selling securityholders and have informed them of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale (including by compliance with Rule 172 under the Securities Act).

There can be no assurances that the selling securityholders will sell, nor are the selling securityholders required to sell, any or all of the shares of Common Stock offered under this prospectus.

To the extent required pursuant to the Registration Rights Agreements, this prospectus may be amended and/or supplemented from time to time to describe a specific plan of distribution. If required by the terms of the applicable Registration Rights Agreement, we may add permitted transferees, successors and donees by prospectus supplement in instances where the permitted transferee, successor or donee has acquired its shares from holders named in this prospectus after the effective date of this prospectus. Permitted transferees, successors and assigns of identified selling securityholders may not be able to use this prospectus for resales until they are named in the selling securityholders table by prospectus supplement or post-effective amendment. See “Selling Securityholders.” Additional selling securityholders may be named in one or more prospectus supplements.

DESCRIPTION OF CAPITAL STOCK

Our Amended and Restated Certificate of Incorporation, as amended, provides that we are authorized to issue 101,000,000 shares of capital stock. Our authorized capital stock is comprised of 100,000,000 shares of Common Stock, $0.0001 par value per share, and 1,000,000 shares of preferred stock, par value $0.0001 per share.

The following description is a summary of the material terms of our capital stock and certain provisions of our Amended and Restated Certificate of Incorporation, and Amended and Restated Bylaws, each as amended. This description does not purport to be complete. For information on how you can obtain our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws, each as amended, see “Where You Can Find Additional Information.”

Common Stock

We are authorized to issue up to 100,000,000 shares of our Common Stock, par value $0.0001 per share.

The holders of our Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. Our stockholders do not have cumulative voting rights in the election of directors. Accordingly, holders of a majority of the shares voting are able to elect all of our directors. Subject to preferences that may apply to any then outstanding shares of preferred stock, the holders of outstanding shares of our Common Stock are entitled to receive dividends out of assets legally available for distribution at the times and in the amounts, if any, that our Board of Directors may determine from time to time. In the event of our liquidation, dissolution or winding up, subject to the rights of each series of our preferred stock, which may, from time to time come into existence, holders of our Common Stock are entitled to share ratably in all of our assets remaining after we pay our liabilities. Holders of our Common Stock have no preemptive or other subscription or conversion rights. Our Common Stock is not redeemable and there are no sinking fund provisions applicable to our Common Stock.

Anti-Takeover Provisions of Delaware Law and Charter Provisions

Interested Stockholder Transactions

We are subject to Section 203 of the General Corporation Law of the State of Delaware, which prohibits a Delaware corporation from engaging in any “business combination” with any “interested stockholder” for a period of three years after the date that such stockholder became an interested stockholder, with the following exceptions:

•        before such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested holder;

•        upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction began, excluding, for purposes of determining the number of shares outstanding, those shares owned by persons who are directors and also officers and by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•        on or after such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

Section 203 defines “business combination” to include the following:

•        any merger or consolidation involving the corporation and the interested stockholder;

•        any sale, lease, exchange, mortgage, pledge, transfer or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

•        subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•        any transaction involving the corporation that has the effect of increasing the proportionate share of the stock or any class or series of the corporation beneficially owned by the interested stockholder; or

•        the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits by or through the corporation.

In general, Section 203 defines “interested stockholder” as an entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation or any entity or person affiliated with or controlling or controlled by such entity or person.

Amended and Restated Certificate of Incorporation and Bylaws

Provisions in our Amended and Restated Certificate of Incorporation, and Amended and Restated Bylaws, each as amended, may have the effect of discouraging certain transactions that may result in a change in control of our company. Some of these provisions provide that stockholders cannot act by written consent and impose advance notice requirements and procedures with respect to stockholder proposals and the nomination of candidates for election as directors. Our Amended and Restated Certificate of Incorporation, as amended, allows us to issue shares of preferred stock (see “Blank Check Preferred Stock”) or Common Stock without any action by stockholders. Our directors and our officers are indemnified by us to the fullest extent permitted by applicable law pursuant to our Amended and Restated Certificate of Incorporation, as amended. Our Board of Directors is expressly authorized to make, alter or repeal our Amended and Restated Bylaws, as amended. These provisions may make it more difficult for stockholders to take specific corporate actions and may make it more difficult or discourage an attempt to obtain control of the Company by means of a proxy contest, tender offer, merger or otherwise.

Blank Check Preferred Stock

Our Amended and Restated Certificate of Incorporation, as amended, authorizes our Board of Directors to approve the issuance of up to 1,000,000 shares of preferred stock, without further approval of the stockholders, and to determine the rights and preferences of any series of preferred stock. The Board of Directors could issue one or more series of preferred stock with voting, conversion, dividend, liquidation or other rights that would adversely affect the voting power and ownership interest of holders of our Common Stock. This authority may have the effect of deterring hostile takeovers, delaying or preventing a change in control and discouraging bids for our Common Stock at a premium over the market price.

Warrants

The Warrants were issued in connection with the Credit Agreement and the Exchange Transactions. As of the date of this prospectus, the Warrants were exercisable for an aggregate of 2,745,979 shares of Common Stock.

Exercisability.    The Warrants were exercisable immediately upon issuance and expire seven years from the date of issuance. The Warrants are exercisable, at the option of each holder, in whole or in part by delivering to us a duly executed exercise notice and payment in full in immediately available funds for the number of shares of Common Stock purchased upon such exercise. The Warrants may also be exercised, in whole or in part, by means of a cashless exercise, in which case the holder would receive upon such exercise the net number of shares of Common Stock determined according to the formula set forth in the Warrant. The Company shall not be required to issue a fractional share of Common Stock upon exercise of the Warrants. Upon exercise, the Company shall pay to each holder an amount in cash equal to the product of (i) such fraction multiplied by (ii) the Fair Market Value of share of Common Stock underlying the Warrant on the date of exercise.

Exercise Price.    The Credit Agreement Warrants have an initial exercise price of $5.14 per share and the initial exercise price of the Notes Warrants is $10.00 per share. The exercise price is subject to appropriate adjustment in the event of certain stock dividends and distributions, stock splits, stock combinations, reclassifications or similar events affecting our Common Stock and also upon any distributions of assets, including cash, stock or other property to our shareholders. The exercise price of the Credit Agreement Warrants is also subject to adjustment in the event we issue additional shares of Common Stock, whether directly or indirectly by way of convertible securities, at a price per share that is less than 130% of the exercise price, then in effect, of the Credit Agreement Warrants (a “Dilution Event”), subject to certain exceptions. In addition to an adjustment of the exercise price, a Dilution Event could also result in an adjustment in the number of shares of Common Stock issuable upon exercise of the Credit Agreement Warrants.

Transferability.    Subject to applicable laws, the Warrants may be offered for sale, sold, transferred or assigned without our consent.

Exchange Listing.    There is no established public trading market for the Warrants. We do not intend to apply for listing of the Warrants on any securities exchange or other nationally recognized trading system. Without an active trading market, the liquidity of the Warrants is limited.

Fundamental Changes.    In the event of any fundamental change, as described in the Warrants and generally including any capital reorganization of the Company, reclassification of the stock of the Company, merger with or into another entity, or sale of all or substantially all of our assets, then upon any subsequent exercise of a Warrant, the holder will have the right to receive as alternative consideration, for each share of Common Stock that would have been issuable upon such exercise immediately prior to the occurrence of such fundamental change, the number of shares or other securities or assets of the Company or of the successor or acquiring corporation or of our company, if it is the surviving corporation, and any additional consideration receivable upon or as a result of such transaction by a holder of the number of shares of Common Stock for which the Warrant is exercisable immediately prior to such event.

Rights as a Shareholder.    Except as otherwise provided in the Warrants or by virtue of such holder’s ownership of our Common Stock, the holder of a Warrant does not have the rights or privileges of a holder of our Common Stock, including any voting rights, until the holder exercises the Warrant.

Registration Rights.    We have filed this registration statement with the SEC that includes this prospectus to register for resale under the Securities Act of 1933, the shares of Common Stock issuable upon exercise of the Warrants to satisfy our obligations in connection with the Credit Agreement Registration Rights Agreement and the Exchange Transactions. We will use commercially reasonable efforts to keep the registration statement effective at all times until the selling securityholder no longer owns any Warrants or shares issuable upon exercise thereof.

The descriptions of the Warrants in this prospectus and in any prospectus supplement are summaries of the material provisions of the applicable warrant agreements. These descriptions do not restate those agreements in their entirety and do not contain all of the information that you may find useful. We urge you to read the applicable agreements because they, and not the summaries, define many of your rights as holders of the Warrants. For more information, please review the form of the relevant agreements, which are filed with the SEC and available as described under the heading “Where You Can Find Additional Information.”

LEGAL MATTERS

The NBD Group, Inc., Los Angeles, California, has passed upon the validity of the securities to be offered pursuant to this prospectus.

EXPERTS

The consolidated and combined financial statements included in this prospectus have been audited by Marcum LLP, an independent registered public accounting firm, as stated in their report appearing herein, which report expresses an adverse attestation report on the effectiveness of our internal control over financial reporting as of December 31, 2024, as stated in their report which is included in the consolidated financial statements contained in this prospectus. Such consolidated and combined financial statements have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document that we file at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549, on official business days during the hours of 10:00 am and 3:00 pm. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. All filings we make with the SEC are also available on the SEC’s web site at http://www.sec.gov. Our website address is http://www.brcgh.com. We have not incorporated by reference into this prospectus the information on our websites, and you should not consider it to be a part of this document. You may also request our SEC filings in writing, by email or by telephone at the appropriate address below.

BRC Group Holdings, Inc.

11100 Santa Monica Blvd., Suite 800

Los Angeles, California 90025

Attention: Investor Relations

ir@brcgh.com

(212) 409-2424

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the securities being offered by this prospectus. This prospectus is part of that registration statement. This prospectus does not contain all of the information set forth in the registration statement or the exhibits to the registration statement. For further information with respect to us and the securities we are offering pursuant to this prospectus, you should refer to the complete registration statement, its exhibits and the Annex. Statements contained in this prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete, and you should refer to the copy of that contract or other documents filed as an exhibit to the registration statement. You may read or obtain a copy of the registration statement at the SEC’s public reference room and website referred to above.

ANNEX A:
FINANCIAL AND OTHER ADDITIONAL INFORMATION
ABOUT BRC GROUP HOLDINGS, INC. (F/K/A B. RILEY FINANCIAL, INC.)

Unless we state otherwise or the context otherwise requires, references to “we,” “our,” “us,” and the “Company” in this Annex refer to BRC Group Holdings, Inc. (f/k/a B. Riley Financial, Inc.), a Delaware corporation.

Explanatory Note

This Annex includes the following financial and other information about the Company including information that the Company previously filed with the Securities and Exchange Commission (“SEC”) in its Annual Report on Form 10-K for the year ended December 31, 2024 (“2024 10K”), its Proxy Statement for its 2025 Annual Meeting of Shareholders (“2025 Proxy”), its Quarterly Report on Form 10-Q for the period ended September 30, 2025 (“Q3 10-Q”) and its Current Report on Form 8-K filed with the SEC on the date hereof (the “Recast 8K”).

Section	Information
1	Business
2	Properties
3	Legal Proceedings
4	Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities
5	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Year Ended December 31, 2024
6	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Nine Months Ended September 30, 2025
7	Changes in Accountants
8	Corporate Governance and Management Executive Compensation Employment Agreements Director Compensation
9	Security Ownership of Certain Beneficial Owners and Management
10	Certain Relationships and Related Party Transactions
11	Description of Other Indebtedness
12	Pro Forma Financial Information for 2025 Significant Dispositions
13	Summary Financial Information of Significant Equity Method Investees

Annex A-1

SECTION 1 — BUSINESS

Overview

BRC Group Holdings, Inc. (Nasdaq: RILY) (the “Company” or “BRC”), which changed its name to BRC Group Holdings, Inc. effective January 1, 2026, is a diversified holding company, including financial services (with complementary banking and wealth management businesses), telecom, retail, and investments in equity, debt and venture capital. Our core financial services business provides small cap and middle market companies customized end-to-end solutions at every stage of the enterprise life cycle. Our complementary banking business offers comprehensive services in capital markets, sales, trading, research, merchant banking, M&A, and restructuring. Our complementary wealth management business offers wealth management and financial planning services including brokerage, investment management, insurance, and tax preparation. Our telecom businesses provide consumer and business services including traditional, mobile and cloud phone, internet and data, security, and email. Our retail companies provide mobile computing accessories and home furnishings. BRC, through its investment business, deploys its capital inside and outside its core financial services platform to generate shareholder value through opportunistic investments.

The Company opportunistically invests in and acquires companies or assets with attractive risk-adjusted return, with a focus on making operational improvements within these companies in an effort to maximize free cash flow.

In addition to efforts to grow BRC’s businesses, starting in 2024 and continuing through 2025, we have been focused on reducing indebtedness, including through the net proceeds from a number of strategic asset dispositions or other monetizations as described in additional detail below under “Disposition and Monetization Transactions.” The Company has reduced its total outstanding indebtedness from $1.8 billion at December 31, 2024 to $1.4 billion at December 31, 2025. The Company anticipates that reduction of indebtedness, including potentially through additional asset disposition or monetization transactions, will remain a key priority for the foreseeable future.

BRC was founded in 1997 by our Co-Chief Executive Officers Bryant Riley and Tom Kelleher, incorporated in Delaware in 2009, and became publicly listed through its strategic combination with Great American Group, Inc. in 2014. The Company has more than 1,552 affiliated professionals, including employees and independent contractors. We are headquartered in Los Angeles, California and maintain offices throughout the U.S., including in New York, Chicago, Boston, Dallas, Memphis, Miami, San Francisco, Boca Raton, and Palm Beach Gardens, as well as an office located in India.

Disposition and Monetization Transactions

Since the fourth quarter of 2024, we have completed the following disposition and monetization transactions:

•        Brands Transaction:    In October 2024, the Company entered into a transfer and contribution agreement pursuant to which, among other things, B. Riley Brand Management transferred and contributed to a subsidiary and securitization financing vehicle (“Brand Financing Vehicle”) the limited liability company interests (“Brand LLC Interests”) held by B. Riley Brand Management in the entities that held certain assets related to six consumer brands and equity method investments for Hurley, Justice and Scotch & Soda. In connection with this transaction, the Brand Financing Vehicle issued notes and preferred stock secured by those Brand LLC Interests to a third party purchaser, the proceeds of which were used to fund an upfront payment to the Company of approximately $189.3 million.

In addition, in October 2024, bebe stores, inc., a majority owned subsidiary of the Company (“bebe”), sold its limited liability company interests in entities that held certain brand assets to a third party purchaser for approximately $46.6 million in net cash proceeds. Upon closing of the bebe Brands sale, proceeds of $22.2 million was used to pay off the outstanding balance of the bebe Credit Agreement in full and $224 million of loan-related pay off expenses. The remaining amount of the proceeds were paid as a dividend to the Company.

•        Great American Group:    In November 2024, the Company completed a transaction in which (1) it and certain of its subsidiaries contributed all of the interests in the Company’s Appraisal and Valuation Services, Retail, Wholesale & Industrial Solutions and Real Estate businesses to Great American NewCo. and (2) third party investors received all of the outstanding class A preferred limited liability units of Great

Annex A-2

American NewCo and 52.6% of the class A common limited liability units of Great American NewCo for a purchase price of approximately $203.0 million. After amounts paid to minority stockholders and certain transaction expenses, approximately $167.1 million was distributed to the Company. For a more detailed description of this transaction, see Note 5 — Discontinued Operations and Assets Held for Sale on the accompanying Consolidated Financial Statements.

•        Atlantic Coast Recycling Transaction:    In March 2025, the Company sold all of the issued and outstanding membership interests in subsidiaries engaged in a recycling business to a third party purchaser for a purchase price of approximately $102.5 million, subject to certain adjustments resulting in cash proceeds of $68.6 million to the Company after adjustments for amounts allocated to non-controlling interests, repayment of contingent consideration, transaction costs and other items directly attributable to the closing of the transaction.

•        Wealth Management:    In April 2025, the Company sold a portion of the Company’s (W-2) Wealth Management business to Stifel Financial Corp. (“Stifel”) for net cash consideration of $26.0 million.

•        GlassRatner and Farber:    In June 2025, the Company sold all of the membership interests of GlassRatner Advisory & Capital Group, LLC and B. Riley Farber Advisory Inc., for cash consideration of approximately $117.8 million.

•        Others:    The Company also engaged in the sale of certain investments, open market purchases of its existing publicly-traded senior debt and collection of proceeds from loans receivable to create additional liquidity and facilitate the repayment and reduction of debt.

Our Business Segments

We report our activities in five reportable business segments: Capital Markets, Wealth Management, Communications, Consumer Products, and E-Commerce. The descriptions below illustrate the businesses that comprise our segments.

Capital Markets Segment

We provide investment banking and institutional brokerage services to publicly traded and privately held companies, institutional investors, and financial sponsors; fund and asset management services to institutional and high-net-worth individual investors; and direct lending services to middle market companies.

In addition, we trade equity securities as a principal for our account, including investments in funds managed by our subsidiaries. We maintain an investment portfolio comprised of public and private equities and debt securities. We also opportunistically provide loans to our clients and other borrowers. Our investment approach is value-oriented and represents a core competency of our capital markets strategy. We act as an advisor to our clients, which at times involves complex transactions consistent with our value-oriented investment philosophy. We often provide consulting, capital raising, or investment banking services for companies in which BRC may have significant influence through equity ownership, representation on the board of directors (or similar governing body), or both.

Investment Banking

We provide a full suite of capital markets and financial advisory services for small- and mid-cap companies and issuers and middle market financial sponsors, as well as larger companies in industries where we have particular expertise.

Our equity capital markets team provides an array of financing and sector-specific corporate finance solutions focused on the execution of public and private equity offerings. We source, structure, price and allocate underwritten public offerings and private placements spanning initial public offerings (“IPOs”), secondary and follow-on offerings, at-the-market offerings (“ATMs”), Rule 144A offerings, Pre-public private placements, block trades, and corporate equity repurchase programs.

Our debt capital markets capabilities include the structuring and sourcing of debt financing solutions in public and private capital markets including acting as an underwriter of preferred stock and unsecured notes offerings, convertible and mezzanine debt offerings, and leveraged loans.

Annex A-3

Our investment banking advisory professionals blend deep industry and transaction expertise to execute financial transactions for healthy companies pursuing growth, and for stakeholders of financially distressed companies, both in bankruptcy proceedings and out-of-court transactions. We provide financial advisory and execution services in support of M&A, restructuring, and recapitalization.

Equity Research

We are widely recognized for our proprietary and thematic approach to equity research. Our research primarily focuses on small- and mid-cap equities that are under-followed by Wall Street. We maintain research coverage for a variety of companies and industry sectors, focused on in-depth analyses of earnings, cash flow, balance sheet strength, and industry outlook involving extensive discussions with key management, competitors, channel partners, and customers.

Institutional Sales and Trading

Our institutional equity sales and trading team distributes our proprietary equity research products and communicates our investment recommendations to our client base of institutional investors, executes equity trades on behalf of clients, sells the securities of companies for which we act as an underwriter, and makes a market in approximately 700 securities. We maintain active trading relationships with approximately 5,000 institutional money managers.

Securities Lending

We engage in securities-based lending which involves the borrowing and lending of equity and fixed income securities.

Proprietary Trading

We also engage in proprietary trading for strategic investment purposes and to facilitate the execution of client transactions by utilizing the firm’s capital.

Direct Lending

Certain of our affiliates originate and underwrite senior secured loans, second lien secured loan facilities, and unsecured loans to asset-rich middle market public and private U.S. companies. We periodically participate in loans and financing arrangements for entities in which the Company has an equity ownership and representation on the board of directors (or similar governing body). BRC may also provide consulting services or investment banking services to raise capital for these companies.

Loan Origination and Underwriting

From time to time, we provide loans to clients and other borrowers. The loans encompass senior secured loans, second lien secured loan facilities, and unsecured loans primarily to middle market public and private companies. We may also participate in loans and financing arrangements for entities in which the Company has an equity ownership or board representation.

Our underwriting process for originating loans involves a review of the borrower’s business, capital structure, asset base, collateral, and relevant financial information, as appropriate. As part of this process, the underwriting may also include an analysis of liquidity, historical financial performance, and forecasted cash flow to determine the borrower’s ability to meet repayment obligations. For loans that are primarily collateralized by assets, we perform an assessment of the underlying collateral and its potential recovery value relative to the loan amount. These factors are taken into consideration in determining the loan amount, interest rate, maturity date, payment terms and other loan terms.

We regularly monitor the loans, which may include conducting quarterly financial and collateral reviews, discussions with management, and compliance with covenants. We also analyze the borrower’s liquidity projections to evaluate their ability to repay. Loan terms may be adjusted to reflect changes in borrower’s creditworthiness, which may be the result of these factors, industry dynamics or macroeconomic conditions.

Annex A-4

Investing

Part of our overall strategy includes identifying attractive investment opportunities where we may seek to control or influence the operations of the companies in which we invest in order to deliver financial and operational improvements designed to maximize free cash flow and, therefore, returns to our shareholders. Our team concentrates on opportunities presented by distressed companies or divisions that exhibit challenging market dynamics. Representative transactions include acquisitions of receivable portfolios, recapitalizations, direct equity investments, debt investments, active minority investments, and buyouts.

Wealth Management Segment

We provide retail brokerage, investment management, insurance, accounting and tax preparation services to individuals and families, small businesses, non-profits, trusts, foundations, endowments, and qualified retirement plans through a boutique private wealth and investment management firm to meet the individual financial needs and goals of our customers.

Our experienced financial advisors provide investment management, retirement planning, education planning, wealth transfer and trust coordination, and lending and liquidity solutions. Our investment strategists provide strategies and real-time market views and commentary to help our clients make important and informed financial and investment decisions. Assets under management (“AUM”) in our wealth management segment totaled approximately $13.0 billion as of December 31, 2025. On April 4, 2025, we completed the sale of a portion of our (W-2) wealth management business representing 36 financial advisors, whose managed accounts represented approximately $4.0 billion in AUM as of the close of the transaction.

Communications Segment

Our communications portfolio of companies consists of related businesses that we have acquired for attractive risk-adjusted investment return characteristics. We may pursue future acquisitions to expand this portfolio of businesses which currently includes: Lingo Management, LLC (“Lingo” or “Lingo Management”), a global cloud/unified communications (“UC”) and managed service provider that includes the operations of BullsEye Telecom, Inc. (“BullsEye”), a single source communications and cloud technology provider previously merged into Lingo; Marconi Wireless Holdings, LLC (“Marconi Wireless”), a mobile virtual network operator (“MVNO”) that provides mobile phone voice, text, and data services and devices; magicJack VoIP Services, LLC, (“magicJack”), a VoIP cloud-based technology and communications provider that offers related devices and subscription services; and United Online, Inc. (“UOL”), an Internet access provider that offers dial-up, mobile broadband and digital subscriber line (“DSL”) services under the NetZero and Juno brands.

Consumer Products Segment

The Consumer Products segment is comprised of Tiger US Holdings, Inc. Group (“Targus”), which is a multinational company that, together with its subsidiaries, designs, manufactures, and sells consumer and enterprise productivity products with a large business-to-business (B2B) customer client base and global distribution in over 100 countries. The Targus product line includes laptop and tablet cases, backpacks, universal docking stations, and computer accessories.

E-Commerce Segment

The E-Commerce segment was comprised of Nogin, Inc.’s (“Nogin’s”) operations for the period from the acquisition date on May 3, 2024 through March 31, 2025, which was a technology platform operating e-commerce stores that delivers Commerce-as-a-Service (“CaaS”) solutions for apparel brands and other retailers. The Company manages clients’ front-to-back-end operations of the e-commerce stores and also provides marketing services to their clients. The Company’s business model was based on providing a comprehensive e-commerce solution to its customers on a revenue sharing basis.

We recognized an impairment charge to Nogin goodwill of $57.7 million during the year ended December 31, 2024. At December 31, 2024, due to the size of the impairment charge, Nogin met the 10% segment profit test and is required to be reported as a separate reportable segment. On March 31, 2025, we signed a Deed of Assignment for the Benefit of Creditors, (i) pursuant to which all of the assets of Nogin were transferred to an assignee for the benefit of

Annex A-5

Nogin’s creditors, and (ii) which provides the assignee the right to, among other things, sell or dispose of such assets and settle all claims against Nogin. We no longer control or own the assets of Nogin and the results of operations will no longer be reported in our financial statements after March 31, 2025. Subsequent to March 31, 2025, certain of Nogin’s creditors filed an involuntary petition for relief under chapter 7 of title 11 of the United States Code in the United States Bankruptcy Court for the District of New York and an order for relief was entered to move the ABC to a liquidation. See Note 14 — Goodwill and Other Intangible Assets on the accompanying Consolidated Financial Statements.

Our Customers

We serve retail, corporate, capital providers and individual customers across our business lines. We are primarily engaged for our financial services by corporate customers, including publicly held and privately owned companies, financial institutions, institutional investors, lenders and other capital providers, and legal and other professional services firms.

We maintain client relationships with companies and service providers to the consumer goods, industrials, energy, financial services, healthcare, real estate, and technology industries. We provide fund and asset management services and products to institutional, high-net-worth and individual investors.

Our communications and consumer products businesses primarily provide services and related consumer products to individual customers, as well as businesses.

Competition

We face intense competition across all our business lines. While some competitors are unique to specific service offerings, some competitors cross multiple service offerings.

The industry trend toward continued consolidation among financial services companies has significantly increased the capital base and geographic reach of many of our competitors. We compete with other investment banks, bank holding companies, brokerage firms, merchant banks, and financial advisory firms. Our focus on our target industries also subjects us to direct competition from several specialty firms and smaller investment banking boutiques that specialize in providing services to these industries.

Larger, more diversified and better-capitalized competitors may be better positioned to respond to industry changes, to recruit and retain skilled professionals, to finance acquisitions, to fund internal growth and to compete for market share generally. Many of these firms may offer a wider range of services and products, which may enhance their competitive position relative to us. These firms can also support services and products with other financial services revenues to gain market share, which could result in downward pricing pressure in our businesses.

As it relates to our communications businesses, the U.S. market for Internet and broadband services is highly competitive. We compete with numerous providers of broadband services, as well as other dial-up Internet access providers, wireless and satellite service providers, cable service providers, and broadband resellers. We face competition from other manufacturers of smart phones, tablets and other handheld wireless devices. Also, we compete against established alternative voice communication providers, and may face competition from other large, well-capitalized Internet companies.

Our Targus business competes with OEMs and companies that own their own consumer brand, other brands and trademarks. These companies compete with Targus with similar sales and licensing arrangements with domestic and international retailers and wholesalers.

Existing and potential clients across our businesses can choose from a variety of qualified service providers and products. In a cost-sensitive environment, such competitive arrangements may prevent us from acquiring new clients or new engagements with existing clients. Some of our competitors may be able to negotiate secure alliances with clients and affiliates on more favorable terms and devote greater resources to marketing and promotional campaigns or to the development of technology systems than us. In addition, new technologies and the expansion of existing technologies with respect to the online auction business may increase competitive pressures, including for the services of skilled professionals. There can be no assurance that we will be able to compete successfully against current or future competitors, and these competitive pressures could harm our business, operating results and financial condition.

Annex A-6

Regulation

As a financial services provider, we are subject to complex and extensive regulation of most aspects of our business by U.S. federal and state regulatory agencies, self-regulatory organizations and securities exchanges. The laws, rules, and regulations comprising the regulatory framework are constantly changing, as are the interpretation and enforcement of existing laws, rules, and regulations. The effect of any such changes cannot be predicted and may direct the manner of our operations and affect our profitability.

Our broker-dealer subsidiaries are subject to regulations governing every aspect of the securities business, including the execution of securities transactions; capital requirements; record-keeping and reporting procedures; relationships with customers, including the handling of cash and margin accounts; the experience of and training requirements for certain employees; and business interactions with firms that are not members of regulatory bodies.

Our broker-dealer subsidiaries are registered with the SEC and are members of Financial Industry Regulatory Authority (“FINRA”). FINRA is a self-regulatory body composed of members such as our broker-dealer subsidiaries that have agreed to abide by the rules and regulations of FINRA. FINRA may expel, fine, and otherwise discipline member firms and their employees. Our broker-dealer subsidiaries are licensed as broker-dealers in all 50 states in the U.S., requiring us to comply with the laws, rules and regulations of each such state. Each state may revoke the license to conduct securities business, fine, and otherwise discipline broker-dealers and their employees. We are also registered with Nasdaq and must comply with its applicable rules.

Our broker-dealer subsidiaries are also subject to the SEC’s Uniform Net Capital Rule, Rule 15c3-1, which may limit our ability to make withdrawals of capital from our broker-dealer subsidiaries. The Uniform Net Capital Rule sets the minimum level of net capital a broker-dealer must maintain and also requires that a portion of its assets be relatively liquid. In addition, our broker-dealer subsidiaries are subject to certain notification requirements related to withdrawals of excess net capital. The conduct of research analysts is also the subject of rulemaking by the SEC, FINRA and the federal government through the Sarbanes-Oxley Act. These regulations require certain disclosures by, and restrict the activities of, research analysts and broker-dealers, among others. Failure to comply with these requirements may result in monetary and regulatory penalties.

Our asset management subsidiaries are SEC-registered investment advisers, and accordingly subject to regulation by the SEC. Requirements under the Investment Advisors Act of 1940 include record-keeping, advertising and operating requirements, and prohibitions on fraudulent activities.

We are also subject to the Anti-Money Laundering Act of 2020 (“AMLA”), which imposes obligations regarding the prevention and detection of money-laundering activities, including the establishment of customer due diligence and customer verification, record-keeping requirements, compliance policies and procedures and beneficial ownership reporting pursuant to the Corporate Transparency Act, which is part of the AMLA.

We are subject to federal and state consumer protection laws, including regulations prohibiting unfair and deceptive trade practices.

Our communications businesses are subject to a number of international, federal, state, and local laws and regulations, including, without limitation, those relating to taxation, bulk email or “spam” advertising, robocalling, Caller ID spoofing, user privacy and data protection, consumer protection, antitrust, export, and unclaimed property. In addition, proposed laws and regulations relating to some or all of the foregoing, as well as to other areas affecting our businesses, are continuously debated and considered for adoption in the U.S. and other countries, and such laws and regulations could be adopted in the future.

Our communications companies provide numerous communication services, including broadband telephone services, mobile phone and data services, global cloud technology/unified communications, mobile broadband and digital subscriber lines, and local POTs lines. In the United States, the Federal Communications Commission (“FCC” or the “Commission”) has asserted limited statutory jurisdiction and regulatory authority over the operations and offerings of providers of such services. The scope of the FCC regulations applicable to magicJack’s, Lingo Management’s, Marconi Wireless’ and UOL’s services may change. In addition, some of these operations, such as local POTs services, are primarily regulated by the state PUCs because of the local aspect, which involves emergency services. The state PUCs have continued to provide increased disaster recovery and continuity regulations, which may require significant changes and costs in our networks and systems.

Annex A-7

Our Targus business conducts operations in a number of countries and is subject to a variety of laws and regulations which vary from country to country. Such laws and regulations include, in addition to environmental regulations described below, tax, import/export and anti-corruption laws, varying accounting, auditing and financial reporting standards, import or export restrictions or licensing requirements, trade protection measures, custom duties, tariffs, import or export duties, and other trade barriers, restrictions and regulations. In addition to our existing compliance programs, our products and packaging are subject to evolving EU regulations, including RoHS (hazardous substances in EEE), REACH (SVHC notifications, authorizations and restrictions), WEEE (producer responsibility for e-waste), and the new Packaging and Packaging Waste Regulation (PPWR), which introduces harmonized recyclability, recycled-content, and extended producer responsibility requirements across the EU beginning in 2026. Ongoing EU and US proposals to restrict per- and polyfluoroalkyl substances (PFAS) under REACH and PFAS thresholds under PPWR may necessitate material substitutions, re-engineering, enhanced testing, labeling changes, and increased compliance costs.

Our Targus business and its respective contract manufacturers are subject to regulation under various federal, state, local, and foreign laws concerning the environment, including laws addressing governing the manufacturing use and distribution of materials and chemical substances in products, their safe use, and laws restricting the presence of certain substances in electronics products. We could incur costs, including fines and civil or criminal sanctions, and third-party damage or personal injury claims, if we or our contract manufacturers were to violate or become liable under environmental laws.

We have established systems that facilitate our products’ compliance with applicable laws and regulations relating to testing, sourcing, traceability, and reporting obligations on a product basis. We require all contract manufacturers to attest to the compliance of the products they manufacture for such laws and regulations, and that the materials they utilize are as specified and tested. By signing a Supplier Hazardous Substance Free Declaration of Conformity to Targus, or other relevant Declaration of Conformity by product type, contract manufacturers confirm that they, and all components utilized in the products they manufacture for us, are in compliance with applicable regulations. Evolving environmental, social and governance considerations, as well as human rights diligence regimes may require enhanced supplier auditors, remediation plans and disclosures.

Human Capital

As of December 31, 2025, our workforce comprised 1,380 active employees, complemented by more than 172 affiliated professionals contributing across our diverse business and industry verticals.

Our colleagues represent the foundation of BRC’s success. Recognizing that exceptional talent drives exceptional results, we invest in creating an environment where professionals can flourish. Our culture blends entrepreneurial spirit with collaborative excellence, fostering a dynamic workplace where innovation thrives and mentorship shapes careers. We seek professionals who bring both deep expertise and fresh thinking — individuals who can navigate complexity, drive creative solutions for clients, and adapt quickly in an evolving marketplace. Direct access to senior leadership distinguishes our approach, enabling knowledge transfer and professional development across all practice areas and sectors.

Our compensation and benefits framework reflects our commitment to both individual success and collective growth. We maintain a performance-driven approach that rewards meaningful contributions while aligning personal achievement with the firm’s strategic objectives. Our comprehensive benefits encompass health and wellness resources, retirement planning, generous time-off policies, and adaptable leave options. Every employee can access support services for physical and mental wellbeing, and we champion flexible work arrangements — including remote options — that honor work-life integration without compromising service excellence or client relationships.

The health and safety of our people, guests, and stakeholders remains paramount to our operations. We maintain rigorous safety protocols across all activities and continuously strengthen our business continuity capabilities. These measures ensure we can navigate disruptions effectively while maintaining the uninterrupted, high-quality service our clients and shareholders expect.

Annex A-8

Available Information

We maintain a website at www.brcgh.com. The information on our website is not a part of, or incorporated in, this Annual Report. We file annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, proxy and information statements, among other reports and filings, with the SEC, and make available, free of charge, on or through our website, such reports and filings and amendments thereto filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. The public may obtain copies of these reports and filings and any amendments thereto at www.sec.gov.

Our Board of Directors (“Board” or “Board of Directors”) has adopted a Code of Business Conduct and Ethics that applies to all of our directors, officers and employees. The Code of Business Conduct and Ethics is available for review on our website at https://ir.brcgh.com/governance. Each of our directors, employees and officers, including our Chief Executive Officers, Chief Financial Officer, Chief Accounting Officer, and all of our other principal executive officers, are required to comply with the Code of Business Conduct and Ethics. Any changes to or waiver of our Code of Business Conduct and Ethics for senior financial officers, executive officers or Directors will be made available on our investor relations website.

Annex A-9

SECTION 2 — PROPERTIES

Our headquarters are located in Los Angeles, California, in a leased facility. We believe that this facility, and our other existing facilities, are suitable and adequate for the business conducted therein, appropriately used, and have sufficient capacity for their intended purpose.

Annex A-10

SECTION 3 — LEGAL PROCEEDINGS

Note: The information in this Annex Section 3 is included directly from the Company’s Quarterly Report on Form 10-Q, for the period ended September 30, 2025, filed with the Securities and Exchange Commission on January 14, 2026 (“Q3 10-Q”). Any cross-references contained in this Annex Section 3 refer to sections contained in the Q3 10-Q.

The Company is subject to certain legal and other claims that arise in the ordinary course of its business. In particular, the Company and its subsidiaries are named in and subject to various proceedings and claims arising primarily from the Company’s securities business activities, including lawsuits, arbitration claims, class actions, and regulatory matters. Some of these claims seek substantial compensatory, punitive, or indeterminate damages. The Company and its subsidiaries are also involved in other reviews, investigations, and proceedings by governmental and self-regulatory organizations regarding the Company’s business, which may result in adverse judgments, settlements, fines, penalties, injunctions, and other relief. In addition to such legal and other claims, reviews, investigations, and proceedings, the Company and its subsidiaries are subject to the risk of unasserted claims, including, among others, as it relates to matters related to Mr. Kahn and our investment in Freedom VCM. If such claims are made, however, the Company believes it has valid defenses from any such claim and any such claim would be without merit. The Company has not accrued for any such contingent liabilities, but such contingent liabilities could be realized which could have a material adverse impact on the Company’s financial condition.

On January 2, 2026, a stockholder derivative complaint was filed by Joel Friedman in the U.S. Federal District Court, Central District of California on behalf of the Company and against the members of the Company’s Board of Directors and certain of the Company’s executive officers. The complaint alleges that certain of the Company’s officers and the board of directors substantially damaged the Company by filing false and misleading statements that omitted material adverse facts regarding Brian Kahn’s involvement in the Prophecy fraud and the regulatory scrutiny that the Company would face because of its entanglements with Kahn and Franchise Group. Claims include breach of fiduciary duties, waste of corporate assets, and unjust enrichment. The Company believes that these claims are meritless and intends to defend this action.

On July 11, 2025, the Company’s subsidiary, B. Riley Securities, Inc. (“BRS”), received a demand letter from certain parties that invested in a special purpose entity (the “SPV”) that in turn invested in the going private transaction (the “Transaction”) in August 2023 of Franchise Group, Inc. An arbitration demand (the “Demand”) was filed by such parties with the American Arbitration Association on October 10, 2025 against BRS and related entities (the “BR Defendants”). The Demand alleges that the BR Defendants (i) failed to disclose certain material facts regarding FRG and the Transaction in violation of certain securities laws, (ii) committed fraud and/or civil conspiracy, and (iii) breached fiduciary duties and aided and abetted the breach of fiduciary duties. Such investors seek rescission of the aggregate investment amount of $37.5 million plus interest thereon and related fees and expenses. The Company believes such claims are meritless and intends to defend such action.

On February 14, 2025, a stockholder derivative complaint was filed by Michael Marchner in the Delaware Chancery Court on behalf of the Company and against the members of the Company’s Board of Directors. The complaint alleges that certain of the Company’s officers and the board of directors (i) breached their fiduciary duties related to the Company’s involvement with Brian Kahn and subsequent legal issues, (ii) engaged in misconduct, and (iii) wasted corporate assets, including the approval of improper compensation. The Company believes that these claims are meritless and intends to defend this action.

On January 22, 2025, a stockholder derivative complaint was filed by James Smith in the Superior Court for Los Angeles County against the Company, certain of the Company’s executive officers and the members of the Company’s Board of Directors. The complaint alleges that certain of the Company’s officers and directors (i) breached their fiduciary duties related to the Company’s involvement with Brian Kahn and subsequent legal issues, (ii) engaged in a waste of corporate assets, and (iii) received unjust enrichment. The Company believes that these claims are meritless and intends to defend this action.

On July 9, 2024, a putative class action was filed by Brian Gale, Mark Noble, Terry Philippas and Lawrence Bass in the Delaware Chancery Court against Freedom VCM, Mr. Kahn, Andrew Laurence, Matthew Avril, and the Company. This complaint alleges that former shareholders of FRG suffered damages due to alleged breaches of fiduciary duties by officers, directors and other participants in the August 2023 management-led take private transaction of FRG

Annex A-11

and that the Company aided and abetted those alleged breaches of fiduciary duties. The claim seeks an award of unspecified damages, rescissory damages and/or quasi-appraisal damages, disgorgement of profits, attorneys’ fees and expenses, and interest thereon. The Company believes these claims are meritless and intends to defend this action.

On July 3, 2024, each of the Company and Bryant Riley, Chairman and Co-Chief Executive Officer, received a subpoena from the U.S. Securities and Exchange Commission (the “SEC”) requesting the production of certain documents and other information primarily related to (i) the Company’s business dealings with Brian Kahn, (ii) certain transactions in an unrelated public company’s securities, and (iii) the communications and related compliance and other policies and procedures of certain of its regulated subsidiaries. On November 22, 2024, each of the Company and Mr. Riley received an additional SEC subpoena requesting the production of certain additional documents and information relating to Franchise Group, Inc. (including its holding company, Freedom VCM Holdings, LLC) as well as Mr. Riley’s personal loan and his pledge of shares of the Company’s common stock as collateral for such loan. As previously disclosed on April 23, 2024, the Audit Committee of the Company’s Board of Directors, with the assistance of Sullivan & Cromwell LLP, the Company’s legal counsel, conducted an internal review, and separately the Audit Committee retained Winston & Strawn LLP, independent legal counsel, to conduct an independent investigation, to review transactions among Mr. Kahn (and his affiliates) and the Company (and its affiliates). The review and the investigation both confirmed that the Company and its executives, including Mr. Riley, had no involvement with, or knowledge of, any alleged misconduct concerning Mr. Kahn or any of his affiliates. The receipt of subpoenas is not an indication that the SEC or its staff has determined that any violations of law have occurred. Both the Company and Mr. Riley are responding to the subpoenas and are fully cooperating with the SEC.

On May 2, 2024, a putative class action was filed by Ted Donaldson in the Superior Court for the State of California, County of Los Angeles on behalf of all persons who acquired the Company’s senior notes pursuant to the shelf registration statement filed with the SEC on Form S-3 dated January 28, 2021, and the prospectuses filed and published on August 4, 2021 and December 2, 2021 (the “Offerings”). The action asserts claims under §§ 11, 12, and 15 of the Securities Act of 1933, as amended (the “Securities Act”) against the Company, some of the Company’s current and former officers and directors, and the financial institutions that served as underwriters and book runners for the Offerings. An amended complaint was filed on September 27, 2024. The amended complaint alleges that the offering documents failed to advise investors that Brian Kahn and/or one or more of his controlled entities was engaged in illicit business activities, that the Company, despite the foregoing, continued to finance transactions for Kahn, eventually enabling him and others to take FRG private, and that the foregoing was reasonably likely to draw regulatory scrutiny and reputational harm to the Company. The Company believes these claims are meritless and intends to defend this action.

On January 24, 2024, a putative securities class action complaint was filed by Mike Coan in U.S. Federal District Court, Central District of California, against the Company, Mr. Riley, Tom Kelleher and Phillip Ahn. The purported class includes persons and entities that purchased shares of the Company’s common stock between May 10, 2023 and November 9, 2023. A second putative class action lawsuit was filed on March 15, 2024 by the KL Kamholz Joint Revocable Trust (“Kamholz”). On August 8, 2024, this matter was consolidated with the Kamholz matter and an amended complaint was then filed on April 21, 2025. The amended complaint alleges that the Company failed to disclose to investors material financial details concerning a going private transaction involving FRG, and that the Company made false or misleading statements concerning the Company’s lending practices, its high concentration of risk in transactions involving Mr. Kahn and his affiliates, the condition and composition of the Company’s loan portfolio, the Company’s due diligence and risk management procedures, and the Company’s level of concern and internal scrutiny concerning Mr. Kahn after it learned he was potentially implicated in a fraud involving an unrelated third party. The amended complaint asserts claims under Sections 10(b) and 20(a) of the Securities Exchange Act of 1934. On December 12, 2025, the District Court granted in part and denied in part the Company’s motion to dismiss the consolidated amended complaint. The matter will now move into discovery and class certification proceedings. The Company cannot estimate the amount of potential liability, if any, that could arise from these matters and believes these claims are meritless and intends to defend these actions.

On September 21, 2023, the Company’s wholly owned subsidiary, B. Riley Commercial Capital, LLC (“BRCC”), received a demand alleging that certain payments to BRCC in the aggregate amount of approximately $32.2 million made by Sorrento Therapeutics, Inc. (“Sorrento”), a chapter 11 debtor in U.S. Bankruptcy Court, Southern District

Annex A-12

of Texas (the “Court”), pursuant to that certain Bridge Loan Agreement dated September 30, 2022 between Sorrento and BRCC, are avoidable as preferential transfers (the “Alleged Preferences”). On June 16, 2025, the liquidating trustee (the “Trustee”) on behalf of the Sorrento Liquidating Trust filed a complaint with the Court in an adversary proceeding seeking to avoid and recover the Alleged Preferences. On September 12, 2025, the Court denied BRCC’s motion to dismiss. The Company believes that the liquidating trustee’s claims lack merit and intends to continue to assert its statutory defenses to defeat such claims.

In light of the significant factual issues to be resolved with respect to the asserted claims and other proceedings described above and uncertainties regarding unasserted claims described above, at the present time reasonably possible losses cannot be estimated with respect to the asserted and unasserted claims described in the preceding paragraphs.

Annex A-13

SECTION 4 — MARKET FOR REGISTRANT’S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Stock Market and Other Information

Our common stock is traded on the NASDAQ Global Market under the symbol: “RILY”.

As of January 28, 2026, there were approximately 129 holders of record of our Common Stock. This number does not include beneficial owners holding shares through nominees or in “street” name.

On April 3, 2025, May 21, 2025, August 20, 2025, October 1, 2025 and November 21, 2025, the Company received Staff Determination Letters (the “Prior Determination Letters”) from the Nasdaq Listing Qualifications Staff (the “Staff”) based on the Company’s non-compliance with Nasdaq Listing Rule 5250(c)(1) (the “Filing Rule”). The basis for the Prior Determination Letters was the Company’s inability to timely file its Form 10-K for the fiscal year ended December 31, 2024 (the “2024 10K”) and its Quarterly Reports on Form 10-Q for the periods ended March 31, 2025 (the “Q1 Report”), June 30, 2025 (the “Q2 Report”) and September 30, 2025 (the “Q3 Report”) with the U.S. Securities and Exchange Commission (the “SEC”). The Company filed its 2024 10K on September 19, 2025.

The Prior Determination Letter received on October 1, 2025 noted that, after the Staff’s review of the materials submitted by the Company on September 4, 2025 and September 19, 2025 (the “Updated Plan of Compliance”), it lacked the discretion within Nasdaq’s rules to grant the Company a further exception beyond the September 29, 2025 deadline that was previously granted to regain compliance with the Filing Rule. The Prior Determination Letters did not result in the suspension of trading or delisting of the Company’s securities.

The Prior Determination Letters notified the Company that it may request a hearing before a Nasdaq Hearings Panel (“Hearings Panel”), pursuant to the procedures set forth in the Nasdaq Listing Rule 5800 Series. The Company timely submitted a request for a hearing on October 8, 2025, including continued listing of its securities pending the hearing and the Hearings Panel’s decision. A hearing before the Hearings Panel was held on November 4, 2025. On November 18, 2025, the Company received written notification (the “Decision Letter”) from the Hearings Panel notifying the Company of its decision to grant the Company’s request to continue its listing on The Nasdaq Stock Market (“Nasdaq” or the “Exchange”), subject to the Company’s meeting certain conditions outlined in the Decision Letter. In the Decision Letter, the hearings advisors noted that the Hearings Panel reviewed the information presented by the Company, detailing the compliance plan proposed by the Company, as well as all other correspondence previously submitted by the Company and the Staff.

The Hearings Panel granted the Company’s request for continued listing on Nasdaq, subject to filing with the SEC on or before (i) November 21, 2025, the Q1 Report, (ii) December 23, 2025, the Q2 Report, and (iii) January 20, 2026, the Q3 Report.

The Company filed with the SEC the Q1 Report on November 18, 2025, the Q2 Report on December 15, 2025 and the Q3 Report on January 14, 2026, thereby satisfying all deadlines requested by the Hearings Panel as outlined in the Decision Letter.

On January 27, 2026, the Company received a letter from Nasdaq confirming that it has regained compliance with Nasdaq’s Periodic Filing Rule 5250(c)(1). Consistent with the applicable Nasdaq Listing Rules in such circumstances, the notice also indicated that Nasdaq imposed a “Mandatory Panel Monitor” as that term is defined in Nasdaq Listing Rule 5815(d)(4)(B) for a period of one year. In the event the Company fails to timely satisfy the Periodic Filing Rule during such one-year period, the Company will not be afforded the opportunity to provide a compliance plan for the Nasdaq Listing Qualifications Staff’s review. The Company would instead receive a Delist Determination Letter in response to which the Company could request a hearing and stay of the delist determination pending a hearing before a Hearings Panel.

Dividend Policy

We currently intend to retain all available funds and any future earnings for use in the operation of our business and do not anticipate paying any dividends on our common stock in the foreseeable future. Any future determination to declare dividends will be made at the discretion of our Board of Directors and will depend on our financial condition, operating results, capital requirements, general business conditions and other factors that our Board of Directors may deem relevant.

Annex A-14

Equity Compensation Plan Information

The last RSU grant was made March 4, 2024 and the last RSU vest date was June 2, 2024 (with a vesting date of May 31, 2024).

The 2021 Plan, and 2018 Employee Stock Purchase Plan (the “ESPP”)

Information about the 2021 Plan, the ESPP and 2025 inducement grants of common stock and stock options to Mr. Yessner at December 31, 2025 was as follows:

Plan Category	Number of Shares to be Issued Upon Exercise of Outstanding Options and Rights (a)		Weighted- Average Exercise Price of Outstanding Options and Rights (b)		Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by our stockholders:	600,933	(1)			3,191,794	(2)
Equity compensation plans not approved by our stockholders:	400,000	(3)	$9.83	(4)	—
Total	1,000,933		—		3,191,794

____________

(1)      Includes unvested RSU awards granted under the 2021 Plan.

(2)      Includes 2,954,845 shares remaining available for future issuance under the 2021 Plan and 236,949 shares remaining available for issuance under our ESPP.

(3)      Reflects an option grant to purchase 300,000 shares of Company common stock and an issuance of 100,000 shares of Company common stock, both of which were granted in connection with Mr. Yessner’s hiring as the Company’s Executive Vice President and Chief Financial Officer, as “employment inducement grants” within the meaning of Rule 5635(c)(4) of the Nasdaq Listing.

(4)      Stock issuances listed in column (a) have no associated exercise price.

Recent Repurchases of Equity Securities

None.

Annex A-15

Performance Graph

The following graph and table compare the cumulative total shareholder return on our common share with the cumulative total return on the Russell 2000 Financial Index and S&P 500 index for the period from December 31, 2021 to December 31, 2025. The graph and table below assume that $100 was invested on the starting date and dividends, if any, were reinvested on the date of payment without payment of any commissions. The performance shown in the graph and table represents past performance and should not be considered an indication of future performance.

BRC Group Holdings, Inc.
Common Stock Price
Five Year Comparison

BRC Group Holdings, Inc.
Russell 2000
Russell 2000 Financial
S&P 500
$900
$800
$700
$600
$500
$400
$300
$200
$100
$0
2020
2021
2022
2023
2024
2025

As of December 31,	2020	2021	2022	2023	2024	2025
BRC Group Holdings, Inc.	$100	$844	$351	$243	$55	$16
Russell 2000	$100	$166	$131	$150	$165	$126
Russell 2000 Financial	$100	$144	$118	$128	$145	$133
S&P 500	$100	$190	$153	$190	$235	$182

The information provided above under the heading “Share Performance Graph” shall not be considered “filed” for purposes of Section 18 of the Exchange Act or incorporated by reference in any filing under the Securities Act of 1933, as amended or the Exchange Act.

Annex A-16

SECTION 5 — MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2024

Note: The information in this Annex Section 5 is included directly from the Company’s Current Report on Form 8-K, for the period ended December 31, 2024, filed with the Securities and Exchange Commission on the date hereof (“ReCast 8K”). Any cross-references contained in this Annex Section 5 refer to sections contained in the ReCast 8K.

As described below, on June 27. 2025, the Company signed an equity purchase agreement to sell all of the membership interests of its wholly owned subsidiary, GlassRatner Advisory & Capital Group, LLC, a Delaware limited liability company (“GlassRatner”), and B. Riley Farber Advisory Inc., an Ontario corporation (“Farber”). All assets and liabilities have been classified as held for sale and the results of operations and cash flows have been classified as discontinued operations for all periods presented. Upon reclassification, the Company determined that the Financial Consulting segment was no longer a reportable segment. This information is provided solely to present recast financial information to reflect these organization structure changes. Accordingly, the following information speaks as of the original filing date of the Annual Report on Form 10-K filed with the Securities and Exchange Commission (the “SEC”) on September 19, 2025 (the “2024 Annual Report”), does not reflect events that may have occurred subsequent to the original filing date, except for the Company’s name change to BRC Group Holdings, Inc. which was effective on January 1, 2026, and should be read in conjunction with the 2024 Annual Report and our other filings with the SEC since the date of the Annual Report.

This report contains forward-looking statements. These statements relate to future events or our future financial performance. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “could,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “future,” “intend,” “seek,” “likely,” “potential” or “continue,” the negative of such terms or other comparable terminology. These statements are only predictions. Actual events or results may differ materially.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Moreover, neither we, nor any other person, assumes responsibility for the accuracy and completeness of the forward-looking statements. Except as required by law, we are under no obligation to update any of the forward-looking statements after the filing of this 2024 Annual Report to conform such statements to actual results or to changes in our expectations.

The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes and other financial information appearing elsewhere in this 2024 Annual Report. Readers are also urged to carefully review and consider the various disclosures made by us which attempt to advise interested parties of the factors which affect our business, including without limitation the disclosures made in Item 1A of Part II of this 2024 Annual Report under the caption “Risk Factors.”

Factors that could cause actual results to differ from those contained in the forward-looking statements include, but are not limited to: volatility in our revenues and results of operations; changing conditions in the financial markets; matters related to our investment in Freedom VCM Holdings, LLC (“Freedom VCM”) and developments related to our prior business relationship with Brian Kahn (the former CEO of Freedom VCM); the receipt by the Company and Bryant Riley of subpoenas from the SEC; material weaknesses in internal control over financial reporting; our ability to generate sufficient revenues to achieve and maintain profitability; our exposure to credit risk; the short term nature of our engagements; failure to successfully compete in any of our businesses; our dependence on communications, information and other systems and third parties; the potential loss of financial institution clients; the illiquidity of, and additional potential losses from, our proprietary investments; changing economic and market conditions, including inflation and any actions by the Federal Reserve to address inflation, and the possibility of recession or an economic downturn; the effects of tariffs and other governmental initiatives, and related impacts including supply chain disruptions, labor shortages and increased labor costs; potential liability and harm to our reputation if we were to provide an inaccurate appraisal or valuation; potential mark-downs in inventory in connection with purchase transactions; loss of key personnel; our ability to borrow under our credit facilities; failure to comply with the terms of our credit agreements or senior notes; the level of our indebtedness; our ability to meet future capital requirements; our ability to realize the benefits of our completed acquisitions, including our ability to achieve anticipated opportunities and cost savings, and accretion to reported earnings estimated to result from completed and proposed acquisitions in the time frame expected by management or at all; the diversion of management time on divestiture -related issues; the impact of legal proceedings, including in respect of matters related to Freedom VCM and Brian Kahn; the activities of

Annex A-17

short sellers and their impact on our business and reputation; and the effect of geopolitical instability, including wars, conflicts and terrorist attacks, including the impacts of Russia’s invasion of Ukraine and conflicts in the Middle East. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Except as otherwise required by the context, references in this 2024 Annual Report to the “Company,” “BRC,” “BRC Group Holdings,” “we,” “us” or “our” refer to the combined business of BRC Group Holdings, Inc. (f/k/a B. Riley Financial, Inc.) and all of its subsidiaries.

Overview

Description of the Company

BRC Group Holdings, Inc. (f/k/a B. Riley Financial, Inc.) (NASDAQ: RILY) (the “Company”) is a diversified financial services platform that delivers tailored solutions to meet the strategic, operational, and capital needs of its clients and partners. We operate through several consolidated subsidiaries (collectively, “BRC”) that provide investment banking, brokerage, wealth management, asset management, direct lending, business advisory services to a broad client base spanning public and private companies, financial sponsors, investors, financial institutions, legal and professional services firms, and individuals.

The Company also opportunistically invests in and acquires companies or assets with attractive risk-adjusted return, with a focus on making operational improvements within these companies in an effort to maximize free cash flow. However, during 2024 and continuing into 2025, our focus has been on reducing indebtedness, including through the net proceeds from a number of strategic asset dispositions or other monetizations as described in additional detail under “— Disposition and Monetization Transactions”. The Company has reduced its total indebtedness from $2.4 billion at December 31, 2023 to $1.8 billion at December 31, 2024. The Company anticipates that reduction of indebtedness, including potentially through additional asset disposition or monetization transactions, will remain a key priority for the foreseeable future.

Our Business Segments

We report our activities in five reportable business segments: Capital Markets, Wealth Management, Communications, Consumer segment and E-Commerce segment. The descriptions below illustrate the businesses that comprise our segments.

We maintain a diverse composition of businesses that operate in five reportable segments. Management evaluates many different financial and non-financial metrics to assess the individual performance of each of these various businesses. However, across most businesses, management primarily assesses each business’s financial performance based upon each of the businesses revenues and operating profits generated excluding non-cash charges and the impact of gains and losses related to securities and other investments held. Management believes that gains and losses on individual investments are generally impacted by individual characteristics specific to each investment and although this has an impact on our overall financial performance the impact of these gains and losses may not be indicative of the overall strength or weakness in each of our business operations. Additionally, in evaluating the financial performance of each of our businesses, management monitors the increase or decrease in operating results from period to period while factoring in the relative volatility inherent in each industry in which these businesses operate. Management recognizes that some of the Company’s businesses exhibit more volatile results.

Capital Markets — We provide investment banking, equity research and institutional brokerage services to publicly traded and privately held companies, institutional investors, and financial sponsors; fund and asset management services to institutional and high-net-worth individual investors; and direct lending services to middle market companies. We also trade equity securities as a principal for our account, including investments in funds managed by our subsidiaries. We maintain an investment portfolio comprised of public and private equities and debt securities. We also opportunistically provide loans to our clients and we engage in securities-based lending which involves the borrowing and lending of equity and fixed income securities.

Annex A-18

Our investment approach is value-oriented and represents a core competency of our capital markets strategy. We act as an advisor to our clients, which at times involves complex transactions consistent with our value-oriented investment philosophy. We often provide consulting, capital raising, or investment banking services for companies in which BRC may have significant influence through equity ownership, representation on the board of directors (or similar governing body), or both.

In our Capital Markets segment we have a portfolio of loans receivable that consisted of the following at December 31, 2024 and December 31, 2023 (dollars in thousands):

	Industry or Type of Loan	Loans Receivable, at Fair Value		Fair Value Adjustments on Loans
				Year Ended December 31,
		December 31, 2024	December 31, 2023	2024	2023
Related Party Loans:
Vintage Capital Management, LLC	Retail/consumer	$2,057	$200,506	$(222,911)	$—
Freedom VCM Receivables, Inc.	Consumer receivable portfolio	3,913	42,183	(13,874)	—
Conn’s, Inc.	Retail/consumer	38,826	104,760	(71,724)	494
W.S. Badcock Corporation	Consumer receivable portfolio	2,169	20,624	(5,339)	(7,940)
Other related party loans	Services, Oil & Gas and Industrial	4,937	10,695	(14,823)	(29,342)
Total related party		51,902	378,768	(328,671)	(36,788)

Exela Technologies, Inc.	Technology	32,136	50,296	(701)	21,028
Core Scientific, Inc.	Technology	—	45,509	8,473	34,696
Other loans	Various	6,065	57,846	(4,599)	1,289
Total		$90,103	$532,419	$(325,498)	$20,225

The fair value adjustments on loans receivable for the years ended December 31, 2024 and 2023, were $(325.5) million and $20.2 million, respectively. During the years ended December 31, 2024 and 2023, fair value adjustments for loans receivable from related parties totaled $(328.7) million and $(36.8) million, respectively. During the years ended December 31, 2024 and 2023, fair value adjustments for other loans receivable totaled $3.2 million and $57.0 million, respectively.

During the year ended December 31, 2024, fair value adjustments for the loan receivable for Vintage Capital Management, LLC were $(222.9) million. The fair value adjustments are related primarily to the decline in the equity fair value of Freedom VCM which, along with certain guarantees, is the primary collateral for this loan. The decline in the equity fair value of Freedom VCM is primarily due to Freedom VCM’s filing of voluntary petitions for relief under Chapter 11 of the Bankruptcy Code on November 3, 2024 as a result of increases in net debt, a decrease in the operational performance of Freedom VCM various business units during 2024, and a decline in the equity value of Freedom VCM’s investment in Conn’s, Inc. common stock which was impacted by the Chapter 11 Cases under chapter 11 the Bankruptcy Code in the Bankruptcy Court.

During the year ended December 31, 2024, we recorded $(13.9) million of fair value adjustments to the loan receivable for Freedom VCM Receivables, Inc., primarily due to higher projected charge offs of receivables on the consumer receivable portfolio that are serviced by Conn’s, Inc. which was impacted by the Chapter 11 Cases under chapter 11 of the Bankruptcy Code in the Bankruptcy Court.

During the years ended December 31, 2024 and 2023, we recorded $(71.7) million and $0.5 million of fair value adjustments to the loan receivable for Conn’s, Inc., respectively. The fair value adjustments are primarily related to Conn’s Inc. July 23, 2024 Chapter 11 Cases. The filing of the Chapter 11 Cases impacted the operational performance of the stores operated by Conn’s, Inc. and the additional expenses projected to be incurred in the Chapter 11 Cases resulted in a decline in the projected recovery value of the collateral for the Conn’s Inc. loan receivable.

Annex A-19

During the years ended December 31, 2024 and 2023, fair value adjustments for the loan receivable from W.S. Badcock Corporation were $(5.3) million and $(7.9) million, respectively. The fair value adjustment of $(5.3) million during the year ended December 31, 2024, was primarily due to higher projected charge offs of receivables on the consumer receivable portfolio resulting from Conn’s, Inc. bankruptcy and estimated costs and losses from the projected liquidation of the consumer receivable portfolio. The fair value adjustment of $(7.9) million during the year ended December 31, 2023, was primarily due to changes in an increase in projected charge-offs due to a slowdown in the economy that impacted customer collections on the individual consumer loans in the portfolio.

During the years ended December 31, 2024 and 2023, fair value adjustments for the loan receivable from Exela Technologies, Inc. were $(0.7) million and $21.0 million, respectively. The fair value adjustment of $21.0 million was primarily due to the payment of promissory note in full during year ended December 31, 2023.

During the years ended December 31, 2024 and 2023, fair value adjustments for the loan receivable from Core Scientific, Inc. were $8.5 million and $34.7 million, respectively. Core Scientific, Inc. provides digital infrastructure for bitcoin mining and high-performance computing. Core Scientific, Inc. filed Chapter 11 bankruptcy in 2022, leading to a significant mark down of the loan receivable in the fourth quarter of 2022. Subsequent to the Chapter 11 restructuring, and during the first quarter of 2023, there was a significant rebound in bitcoin prices resulting in significant growth and value assumptions. The $45.5 million of loans receivable from Core Scientific, Inc. (“Core Scientific”) at December 31, 2023 included a loan in the amount of $42.1 million that was settled in full upon Core Scientific’s exit from Chapter 11 bankruptcy in January 2024.

Wealth Management — We provide retail brokerage, investment management, and insurance, and tax preparation services to individuals and families, small businesses, non-profits, trusts, foundations, endowments, and qualified retirement plans through a boutique private wealth and investment management firm to meet the individual financial needs and goals of our customers. Our experienced financial advisors provide investment management, retirement planning, education planning, wealth transfer and trust coordination, and lending and liquidity solutions. Our investment strategists provide strategies and real-time market views and commentary to help our clients make important and informed financial and investment decisions. Wealth management revenues are comprised of the following:

	Year Ended December 31,
	2024	2023
Revenues – Services and fees
Brokerage revenues	$91,488	$88,866
Advisory revenues	77,307	73,904
Other	28,673	30,717
Total services and fees revenue	197,468	193,487
Trading income	3,278	4,758
Total revenues	$200,746	$198,245

Total assets under management were approximately $20.7 billion and $25.4 billion at December 31, 2024 and 2023, respectively. Of these amounts, advisory assets under management totaled approximately $6.9 billion at December 31, 2024 and $8.0 billion at December 31, 2023. Advisory revenues were 0.25% and 0.24% of average advisory assets under management during the years ended December 31, 2024 and 2023, respectively. The average revenues earned on advisory assets under management are not expected to fluctuate significantly from period to period as a percentage of advisory assets under management. Broker revenues are primarily comprised of commissions and fees earned from trading activities from brokerage client assets. Other revenues are primarily comprised of tax service fees and management fees earned from comprehensive client focused services performed.

Communications Segment — We own a number of businesses that comprises our Communications Segment that we have acquired for attractive risk-adjusted investment return characteristics. We may pursue future acquisitions to expand this portfolio of businesses which currently includes: Lingo Management, LLC (“Lingo Management”), a global cloud/unified communications and managed service provider that includes the operations of BullsEye Telecom, Inc. (“BullsEye”), a single source communications and cloud technology provider previously merged into Lingo; Marconi Wireless Holdings, LLC (“Marconi Wireless”), a mobile virtual network operator that provides mobile phone voice, text, and data services and devices; magicJack VoIP Services, LLC (“magicJack”), a VoIP cloud-based technology and communications provider that offers related devices and subscription services; and United Online, Inc. (“UOL”), an Internet access provider that offers dial-up, mobile broadband and digital subscriber line services under the NetZero and Juno brands.

Annex A-20

Consumer Products Segment — This segment is comprised of Tiger US Holdings, Inc. (“Targus”), which we acquired on October 18, 2022 and is a multinational company that, together with its subsidiaries, designs, manufactures, and sells consumer and enterprise productivity products with a large business-to-business (B2B) customer client base and global distribution in over 100 countries. The Targus product line includes laptop and tablet cases, backpacks, universal docking stations, and computer accessories.

E-Commerce Segment — This segment is comprised of Nogin, Inc. (“Nogin”), which is a technology platform operating e-commerce stores that delivers CaaS solutions for apparel brands and other retailers. The Company manages clients’ front-to-back-end operations of the e-commerce stores and also provides marketing services to their clients. The Company’s business model is based on providing a comprehensive e-commerce solution to its customers on a revenue sharing basis.

Our operating results are primarily comprised of the operations of these businesses within our five reportable operating segments. However, we also generate revenues from other businesses that we may acquire with the goal to expand their operations, drive growth, and create operational efficiencies to improve cash flows to reinvest across other business operations in our platform. These businesses are typically in fragmented markets and include the operations of a regional environmental services business, and bebe which operates rent-to-own stores.

In prior years, we also generated operating revenues from an entity that was then a majority owned subsidiary of ours which licensed the trademarks and intellectual properties from ownership of six brands: Catherine Malandrino, English Laundry, Joan Vass, Kensie Girl, Limited Too and Nanette Lepore. We also generated other income from dividends we received from our then equity ownership of investments that ranged from 10% to 50% in companies that license the trademark and intellectual property of the Hurley, Justice, and Scotch & Soda brands as well as from our majority owned subsidiary bebe stores, inc. which owns the bebe and Brookstone brands. We also reported fair value adjustments from these equity investments since we elected to account for these equity investments using the fair value method of accounting. As of December 31, 2024, BRC no longer has control over these operations and are included as discontinued operations in the consolidated financial statements as of December 31, 2023, and for the years ended December 31, 2024 and 2023.

Securities and Other Investments Owned Portfolio — We have a portfolio of securities and other investments owned that consists of public equity securities, private securities, partnership interests and other investments, corporate bonds and other fixed income securities as follows at December 31, 2024 and 2023:

	December 31, 2024	December 31, 2023
Public Equity Securities:
Badcock & Wilcox Enterprises, Inc. – common stock	$45,012	$40,072
Badcock & Wilcox Enterprises, Inc. – preferred stock	1,528	6,386
Alta Equipment Group, Inc. – common stock	—	44,653
Double Down Interactive Co., Ltd – common stock	43,706	30,439
Synchronoss Technologies, Inc. – common stock	7,200	8,780
Other public equities	27,446	64,211
Total public equity securities	124,892	194,541

Private Equity Securities:
Freedom VCM Holdings, LLC	—	287,043
Other private equities	107,616	229,993
Total private equity securities	107,616	517,036
Total equity securities	232,508	711,577

Corporate bonds	29,027	59,287
Other fixed income securities	4,923	2,989
Partnership interest and other	15,867	35,196
Total securities and other investments owned	$282,325	$809,049

Annex A-21

Securities and other investments owned was $282.3 million and $809.0 million as of December 31, 2024 and December 31, 2023, respectively. Of this amount, the fair value of equity securities totaled $232.5 million and $711.6 million as of December 31, 2024 and December 31, 2023. Of these amounts, public equity securities totaled $124.9 million and $194.5 million as of December 31, 2024 and December 31, 2023, and private equity securities totaled $107.6 million and $517.0 million as of December 31, 2024 and December 31, 2023.

The fair value of Badcock & Wilcox Enterprises, Inc. — common stock held as of held as of December 31, 2024 and December 31, 2023 was $45.0 million and $40.1 million, respectively. The change in fair value for the year ended December 31, 2024 is primarily related to an increase in the public share price during the period.

The fair value of Alta Equipment Group, Inc. common stock held as of December 31, 2023 was $44.7 million, and the Company sold the entire position in the first quarter of 2024 and recorded a loss of $(3.5) million. The sale was executed to raise additional capital to fund operating activities.

The fair value of our Double Down Interactive Co., Ltd common stock held as of December 31, 2024 and December 31, 2023 was $43.7 million and $30.4 million, respectively. The change in fair value for the year ended December 31, 2024 is primarily related to an increase in the public share price during the period.

The fair value of our investment in Freedom VCM Holdings, LLC, held as of December 31, 2024 and December 31, 2023 was zero and $287.0 million, respectively. During the year ended December 31, 2024, we recorded fair value adjustments of $(221.0) million primarily due to increases in net debt, declines in Freedom VCM Holdings, LLC’s investment in Conn’s, Inc. common stock and impact of Conn’s bankruptcy filing on July 23, 2024, and a decrease in the operational performance of Freedom VCM Holdings, LLC’s various business segments. The investment in Freedom VCM Holdings, LLC was also impacted due to the filing of Freedom VCM’s voluntary petitions for relief under Chapter 11 of the Bankruptcy Code on November 3, 2024.

	Realized and Unrealized Gains (Losses)
	Year Ended December 31,
	2024	2023
Other Income (Expense) – Realized & Unrealized Gains (Losses)
Public Equity Securities:
Babcock & Wilcox Enterprises, Inc. – common stock	$1,181	$(84,244)
Babcock & Wilcox Enterprises, Inc. – preferred stock	1,830	(2,204)
Alta Equipment Group, Inc. – common stock	(3,537)	3,502
Double Down Interactive Co., Ltd – common stock	11,977	(4,260)
Synchronoss Technologies, Inc. – common stock	6,368	(3,392)
Franchise Group, Inc. – common stock	—	—
Arena Group Holdings, Inc. – common stock	—	(31,041)
Other public equities	(2,163)	(15,634)
Subtotal	15,656	(137,273)

Private Equity Securities:
Freedom VCM Holdings, LLC	(221,042)	4,542
Other private equities	(58,903)	(30,334)
Subtotal	(279,945)	(25,792)

Corporate bonds	898	1,224
Partnership interest and other	(295)	(212)
Total	$(263,686)	$(162,053)

During the years ended December 31, 2024 and 2023, realized and unrealized losses of $(263.7) million and $(162.1) million were recorded to other income as realized and unrealized losses on investments, respectively. These realized and unrealized losses are made up of realized and unrealized gains (losses) recorded to public equity securities, private equity securities, corporate bonds, and partnership interest and other investments. The majority of realized and unrealized (losses) gains on investments are related to public equity securities (equity securities that trade on major exchanges), and private equity securities.

Annex A-22

During the years ended December 31, 2024 and 2023, $15.7 million and $(137.3) million of realized and unrealized gains (losses) were recorded for public equity securities to other income as realized and unrealized gains (losses) on investments. During the years ended December 31, 2024 and 2023, we recorded $1.2 million and $(84.2) million, respectively, to realized and unrealized gains (losses) related to Babcock & Wilcox Enterprises, Inc. (“B&W”) — common stock, primarily due to public share price movements during these periods.

During the years ended December 31, 2024 and 2023, we recorded $12.0 million and $(4.3) million, respectively, to realized and unrealized gains (losses) related to Double Down Interactive Co., Ltd. primarily related to public share price movements during these periods.

During the years ended December 31, 2024 and 2023, $(279.9) million and $(25.8) million of realized and unrealized losses were recorded for private equity securities to other income as realized and unrealized losses on investments. During the year ended December 31, 2024, we recorded $(221.0) million to realized and unrealized losses related to our investment in Freedom VCM Holdings, LLC. The entirety of the balances were related to fair value adjustments due primarily to increases in net debt as well as significant declines in Freedom VCM Holdings, LLC’s investment in Conn’s, Inc. common stock and impact of Conn’s, Inc. bankruptcy filing on July 23, 2024, and a decrease in the operational performance of Freedom VCM Holdings, LLC’s various business segments. The investment in Freedom VCM Holdings, LLC was also impacted due to the filing of Freedom VCM’s voluntary petitions for relief under Chapter 11 of the Bankruptcy Code on November 3, 2024.

Recent Developments

Conn’s and FRG

The Company’s results during the year ended December 31, 2024 were negatively impacted by a significant non-cash markdown of $287.0 million related to its investment in Freedom VCM, the indirect parent entity for FRG. Freedom VCM’s strategy, which included the potential divestiture or monetization of certain assets, was materially negatively impacted by the unexpected announcement in November 2023 concerning FRG’s former CEO and his alleged involvement in fraudulent schemes despite the fact that these allegations are unrelated to FRG and its businesses. In the meantime, the consumer facing portion of the U.S. economy has deteriorated. On November 3, 2024, FRG, its operating businesses, and certain other affiliates, including Freedom VCM, filed the FRG Chapter 11 Cases under chapter 11 of the Bankruptcy Code in the Bankruptcy Court. As a result, on November 4, 2024, we concluded that we were required to record an impairment (in addition to prior impairments) with respect to the Freedom VCM Investment and the Vintage Loan Receivable. The additional non-cash impairments of the Freedom VCM Investment and the Vintage Loan Receivable are $118.0 million in the aggregate as of November 4, 2024. As a result of such additional impairments, we have ascribed no value to the Freedom VCM Investment and the Vintage Loan Receivable was valued at $2.1 million at December 31, 2024, which approximates the fair value of the underlying collateral for this loan which is primarily comprised of other securities. Subsequent to December 31, 2024, the fair value of the underlying collateral for this loan, which is comprised of other public securities, decreased to a fair value of $1.3 million at September 16, 2025.

Additionally, on July 23, 2024, Conn’s and certain of its subsidiaries filed the Chapter 11 Cases under chapter 11 of the Bankruptcy Code in the Bankruptcy Court. FRG, pursuant to a transaction consummated in January 2024, acquired a substantial equity investment in Conn’s in exchange for the sale of its Badcock Home Furniture & more business to Conn’s. The commencement of the Chapter 11 Cases constituted an event of default that accelerated the obligations under the Conn’s, among Conn’s, W.S. Badcock LLC, as borrowers, and an affiliate of the Company, as administrative agent, collateral agent, and lender. As of the date of the filing of the Chapter 11 Cases, $93.0 million in outstanding borrowings existed under the Conn’s Term Loan. Any efforts to enforce payment obligations under the Conn’s Term Loan were automatically stayed as a result of the Chapter 11 Cases and the Company’s rights of enforcement in respect of the Conn’s Term Loan are subject to the applicable provisions of the Bankruptcy Code. The fair value of the Conn’s loans receivable was $38.8 million as of December 31, 2024. The fair value adjustment on the Conn’s loan receivable was $(71.7) million for the year ended December 31, 2024.

Annex A-23

Wealth Management

On October 31, 2024, the Company signed a definitive agreement to sell a portion of the Company’s (W-2) Wealth Management business to Stifel for estimated net consideration based on the number of advisors that join Stifel at closing, among other things. Upon closing the transaction on April 4, 2025, the sale was completed for net cash consideration of $26.0 million, representing 36 financial advisors whose managed accounts represent approximately $4.0 billion, or 19.3%, of AUM as of December 31, 2024.

Debt Financing and Repayment of Nomura Credit Facility

On February 26, 2025, the Company and the Company’s wholly owned subsidiary, BR Financial Holdings, LLC (the “BRFH Borrower”), entered into a new credit agreement with a group of funds indirectly or directly controlled by Oaktree Capital Management, L.P. with Oaktree Fund Administration, LLC, acting as the administrative agent and collateral agent. The new credit agreement provided for (i) a three-year $125.0 million secured term loan credit facility (the “Initial Term Loan Facility”) and (ii) a four-month $35.0 million secured delayed draw term loan credit facility (the “Delayed Draw Facility” and, together with the Initial Term Loan Facility, the “Credit Facility”). The proceeds from the Initial Term Loan Facility were primarily used (a) to repay the existing indebtedness under the Nomura Credit agreement discussed in Note 13, (b) for working capital and general corporate purposes and (c) to pay transaction fees and expenses. The proceeds of the Delayed Draw Facility were used (a) to fund obligations relating to the liquidation of substantially all of the assets of JOANN, Inc. and its subsidiaries and (b) for working capital and general corporate purposes.

Borrowings accrue interest at the adjusted term Secured Overnight Financing Rate (“SOFR”) rate as defined in the Credit Facility with an applicable margin of 8.00%. In addition to paying interest on outstanding borrowings under the Credit Facility, the Company was required to pay (i) a closing fee of 3.00% of the aggregate principal amount of the loans under the Initial Term Loan Facility and 2.00% of the aggregate principal amount of the loans under the Delayed Draw Facility, and (ii) an exit fee upon the prepayment or repayment of the Credit Facility of 5.00% of the aggregate principal amount of such loans repaid, provided, that the Initial Term Loan Facility exit fee shall not be payable if the share price for the Company’s common stock exceeds a certain threshold. The Credit Facility also contains a provision where the final $62.5 million of repayment of principal on the Initial Term Loan may be subject to an additional prepayment premium, as defined in the Credit Facility, if the prepayment occurs before the second anniversary date of the Credit Facility.

The Company issued warrants to certain affiliates of Oaktree Capital Management, L.P. in connection with the Credit Facility to purchase approximately 1,832,290 shares (or 6% on a fully diluted basis) of the Company’s common stock at an exercise price of $5.14 per share. The warrants contain certain anti-dilution provisions pursuant to which, under certain circumstances, the warrant holders would be entitled to exercise the warrants for up to 19.9% of the then-outstanding shares of the Company’s common stock.

Subject to certain eligibility requirements, certain assets of the BRFH Borrower are placed into a borrowing base (the “Borrowing Base”), which serves to limit the borrowings under the Credit Facility. The sale of an asset in the Borrowing Base requires the BRFH Borrower to make a prepayment in an amount equal to the proceeds of such disposition multiplied by the percentage “credit” that is assigned to such asset in the Borrowing Base. The BRFH Borrower may be obligated to prepay the loans or post cash in a controlled account in the event the Borrowing Base falls below a certain level as defined in the Credit Facility. The Credit Facility contains covenants that, among other things, limit the Company’s, the BRFH Borrower’s and the BRFH Borrower’s subsidiaries’ ability to incur additional indebtedness or liens, to dispose of assets, to make certain fundamental changes, to enter into restrictive agreements, to make certain investments, loans, advances, guarantees and acquisitions, to prepay certain indebtedness and to pay dividends or to make other distributions or redemptions/repurchases in respect of their respective equity interests.

Redemption of Senior Notes

On February 28, 2025 we redeemed all the issued and outstanding 6.375% 2025 Notes. The redemption price was equal to 100% of the aggregate principal amount, plus any accrued interest and unpaid interest up to, but excluding, the redemption date The total redemption payment included approximately $0.7 million accrued interest. In connection with the full redemption, the 6.375% 2025 Notes, which were listed on NASDAQ under the ticker symbol “RILYM,” were delisted from NASDAQ and ceased trading on the redemption date.

Annex A-24

Sale of Atlantic Coast Recycling

On March 3, 2025, the Company and BR Financial, B. Riley Environmental Holdings, LLC and other indirect subsidiaries of the Company, which included the Atlantic Companies, entered into the MIPA. Pursuant to the MIPA, on March 3, 2025, the Interests owned by BR Financial and the minority holders were sold to a third party. The Interests were sold to the third party on March 3, 2025 for a purchase price of $102.5 million, subject to certain adjustments and a holdback amount pending receipt of a certain third party consent, resulting in cash proceeds of $68.6 million to the Company after adjustments for amounts allocated to non-controlling interests, repayment of contingent consideration, transaction costs and other items directly attributable to the closing of the transaction. Of the $68.6 million of cash proceeds received by the Company, approximately $22.6 million was used to pay interest, fees, and principal on the Credit Facility discussed above. A gain of $52.7 million was recognized in the first quarter of 2025 from this sale.

B. Riley Securities Holdings, Inc. Equity Issuance

On March 10, 2025, the Company’s wholly-owned subsidiary B. Riley Securities Holdings, Inc. (“BRSH”) which is comprised of the broker dealer operations within the Capital Markets segment merged with a shell corporation and issued 0.6% of the equity in BRSH to certain investors in the shell corporation and upon completion of the transaction became minority stockholders of BRSH. Simultaneously with the merger with the shell corporation, BRSH approved the BRSH Stock Plan and issued restricted stock awards to employees and officers of BRSH which represented 10.0% of the equity of BRSH that vest over a period of four to five years. Assuming the full issuance of the restricted stock awards, the Company continues to own 89.4% of BRSH.

Exchange of Senior Notes

On March 26, 2025, the Company completed a private exchange transaction with an institutional investor pursuant to which the investor exchanged $86.3 million of aggregate principal amount of the Company’s 5.50% Senior Notes due March 2026 and $36.7 million aggregate principal amount of the Company’s 5.00% Senior Notes due December 2026 owned by it for approximately $87.8 million aggregate principal amount of 8.00% Senior Secured Second Lien Notes due 2028 (the “New Notes”), whereupon the exchanged notes were cancelled. In addition, on April 7, 2025, the Company completed a private exchange transaction with a certain institutional investor pursuant to which the investor exchanged approximately $22.0 million aggregate principal amount of the Company’s 5.00% Senior Notes due December 2026, 6.00% Senior Notes due January 2028 and 5.25% Senior Notes due August 2028 for approximately $10.0 million aggregate principal amount of the New Notes. On May 21, 2025, the Company completed a private exchange transaction with a certain institutional investor to exchange principal amounts of approximately $29.5 million, $75.0 million, and $34.5 million of the Company’s 5.50% Senior Notes due March 2026, 5.00% Senior Notes due December 2026, and 6.00% Senior Notes due January 2028, respectively, for approximately $93.1 million aggregate principal amount of the New Notes. On June 30, 2025, the Company entered into a private exchange transaction with a certain institutional investor pursuant to which such investor exchanged approximately $28.0 million aggregate principal amount of the Company’s 5.00% Senior Notes due December 2026, 6.00% Senior Notes due January 2028 and 5.25% Senior Notes due August 2028 for $13.0 million aggregate principal amount of the New Notes. On July 11, 2025, the Company entered into a private exchange transaction with a certain institutional investor pursuant to which such investor exchanged approximately $42.8 million aggregate principal amount of the Company’s 6.50% Senior Notes due September 2026, 5.00% Senior Notes due December 2026, 6.00% Senior Notes due January 2028 and 5.25% Senior Notes due August 2028 for $24.6 million aggregate principal amount of the New Notes.

The New Notes were issued pursuant to an indenture, dated as of March 26, 2025 (the “Indenture”), between the Company, certain subsidiaries of the Company, as guarantors, and GLAS Trust Company LLC, a New Hampshire limited liability company, as trustee and collateral agent (in such capacities, the “Trustee”), and the New Notes are unconditionally guaranteed jointly and severally by all direct and indirect wholly-owned restricted subsidiaries of the Company, subject to certain excluded subsidiaries (collectively, the “Guarantors”). The New Notes are secured on a second lien basis, junior to the obligations under the Company’s Credit Facility, by substantially all of the assets of the Company and the Guarantors. The New Notes are subordinated in right of payment to the payment in full of the obligations under the Company’s Credit Facility.

The New Notes accrue interest at a rate of 8.00% per annum, payable semi-annually in arrears on April 30 and October 31, starting October 31, 2025. The New Notes mature on January 1, 2028. The Company may redeem the New Notes (i) at any time, in whole or in part, before March 26, 2026, at a redemption price equal to 100% of the aggregate

Annex A-25

principal amount being redeemed, plus a customary make-whole premium, plus accrued and unpaid interest, if any, to, but excluding, the redemption date; and (ii) at any time, in whole or in part, after March 26, 2026, at a redemption price equal to 100% of the aggregate principal amount being redeemed, plus accrued and unpaid interest, if any, to, but excluding, the redemption date.

The New Notes contain change of control provisions, whereby the holders of the New Notes have the right to require the Company to repurchase all or a portion of the New Notes at a purchase price, in cash, equal to 101% of the principal amount thereof, plus accrued and unpaid interest. In addition, if the Company or its restricted subsidiaries engage in certain asset sales and do not invest such proceeds or permanently reduce certain debt within a specified period of time, the Company will be required to use a portion of the proceeds of such asset sales above a specified threshold to make an offer to purchase the New Notes at a price equal to 100% of the principal amount of the New Notes being purchased, plus accrued and unpaid interest. The Indenture contains certain covenants that, among other things, limit the Company’s and its subsidiaries’ ability to incur additional indebtedness or liens, to dispose of assets, to make certain fundamental changes, to enter into restrictive agreements, to make certain investments, loans, advances, guarantees and acquisitions, to prepay certain indebtedness and to pay dividends or to make other distributions or redemptions/repurchases in respect of their respective equity interests.

Nogin

On March 31, 2025, the Company signed a Deed of Assignment for the Benefit of Creditors, (i) pursuant to which all of the assets of Nogin were transferred to an assignee for the benefit of Nogin’s creditors, and (ii) which provides the assignee the right to, among other things, sell or dispose of such assets and settle all claims against Nogin. The Company no longer controls or owns the assets of Nogin and the results of operations will no longer be reported in the Company’s financial statements after March 31, 2025.

Sale of GlassRatner and Farber

On June 27, 2025, the Company signed an equity purchase agreement to sell all of the membership interests GlassRatner and Farber. The aggregate cash consideration paid by the Buyers for the interests of GlassRatner and shares of Farber was $117.8 million, which is based on a target closing working capital amount that is subject to adjustment within 180-days following the sale date. In connection with the sale, the Company entered into a transition services agreement with the buyer to provide certain services.

Targus/FGI Credit Agreement

On August 20, 2025, Targus (the “Targus Borrower”) and certain of the Targus Borrowers’ direct and indirect subsidiaries (the “FGI Loan Parties”) entered into a Revolving Credit, Receivables Purchase, Security and Guaranty Agreement (the “Targus/FGI Credit Agreement”) with FGI Worldwide LLC (“FGI”), as agent and for a three-year $30.0 million revolving loan facility, the proceeds of which were used to refinance and repay all obligations under the existing Targus Credit Agreement with PNC. The final maturity date of the Targus/FGI Credit Agreement is August 20, 2028.

The Targus/FGI Credit Agreement is a revolving line of credit facility with a receivables purchase feature under which the purchase of eligible receivables is on a full recourse basis with each borrower retaining the risk of non-payment. The revolving loans bear interest at the greater of (a) 5.25% per annum or (b) 3.00% above the term SOFR for a period of 1 month plus 10 basis points, plus (c) 0.30% per month collateral management fee.

The Targus/FGI Credit Agreement is secured by (i) a first priority perfected security interest in and a lien upon all of the assets of the FGI Loan Parties, and (ii) a pledge of all of the equity interests of the Targus Borrower and its direct and indirect subsidiaries. The Targus/FGI Credit Agreement contains certain covenants, including those limiting the FGI Loan Parties’ ability to incur indebtedness, incur liens, sell or acquire assets or businesses, change the nature of their businesses, engage in transactions with related parties, make certain investments or pay dividends. The Targus/FGI Credit Agreement also contains customary representations and warranties, affirmative covenants, and events of default, including payment defaults, breach of representations and warranties, covenant defaults and cross defaults. If an uncured event of default occurs, FGI would be entitled to take various actions, including the acceleration of amounts outstanding under the Targus/FGI Credit Agreement.

Annex A-26

As required under the Targus/FGI Credit Agreement, B. Riley Commercial Capital, LLC, a wholly owned subsidiary of the Company (“BRCC”), entered into an amendment to an existing intercompany loan and security agreement to extend an additional subordinated loan to the Targus Borrower at the closing of the Targus/FGI Credit Agreement in the amount of $5.0 million increasing the aggregate principal amount of such loan from $5.0 million to $10.0 million.

Results of Operations

The following period to period comparisons of our financial results are not necessarily indicative of future results.

Year Ended December 31, 2024 Compared to Year Ended December 31, 2023

Consolidated Statements of Operations

(Dollars in thousands)

	Year Ended December 31, 2024		Year Ended December 31, 2023		Change
	Amount	%	Amount	%	Amount	%
Revenues:
Services and fees	$783,304	104.8%	$821,467	59.2%	$(38,163)	(4.6)%
Trading (loss) income	(57,007)	(7.6)%	21,603	1.6%	(78,610)	n/m
Fair value adjustments on loans	(325,498)	(43.6)%	20,225	1.4%	(345,723)	n/m
Interest income – loans	54,141	7.3%	123,244	8.9%	(69,103)	(56.1)%
Interest income – securities lending	70,862	9.5%	161,652	11.6%	(90,790)	(56.2)%
Sale of goods	220,619	29.6%	240,303	17.3%	(19,684)	(8.2)%
Total revenues	746,421	100.0%	1,388,494	100.0%	(642,073)	(46.2)%

Operating expenses:
Direct cost of services	213,901	28.7%	214,065	15.4%	(164)	(0.1)%
Cost of goods sold	167,634	22.4%	172,836	12.4%	(5,202)	(3.0)%
Selling, general and administrative expenses	689,410	92.4%	704,673	50.7%	(15,263)	(2.2)%
Restructuring charge	1,522	0.2%	2,131	0.2%	(609)	(28.6)%
Impairment of goodwill and other intangible assets	105,373	14.1%	70,333	5.1%	35,040	49.8%
Interest expense – Securities lending and loan participations sold	66,128	8.9%	145,435	10.5%	(79,307)	(54.5)%
Total operating expenses	1,243,968	166.7%	1,309,473	94.3%	(65,505)	(5.0)%
Operating (loss) income	(497,547)	(66.7)%	79,021	5.7%	(576,568)	n/m

Other income (expense):
Interest income	3,600	0.5%	3,859	0.3%	(259)	(6.7)%
Dividend income	4,462	0.6%	12,747	0.9%	(8,285)	(65.0)%
Realized and unrealized losses on investments	(263,686)	(35.3)%	(162,053)	(11.7)%	(101,633)	62.7%
Change in fair value of financial instruments and other	4,777	0.6%	(3,998)	(0.3)%	8,775	n/m
Gain on bargain purchase	—	—%	15,903	1.2%	(15,903)	(100.0)%
Income (loss) from equity method investments	31	—%	(152)	—%	183	(120.4)%
Loss on extinguishment of debt	(18,725)	(2.5)%	(5,409)	(0.4)%	(13,316)	n/m
Interest expense	(133,308)	(17.9)%	(156,240)	(11.3)%	22,932	(14.7)%
Loss from continuing operations before income taxes	(900,396)	(120.7)%	(216,322)	(15.6)%	(684,074)	n/m
Annex A-27

	Year Ended December 31, 2024		Year Ended December 31, 2023		Change
	Amount	%	Amount	%	Amount	%
(Provision for) benefit from income taxes	(22,013)	(2.9)%	39,115	2.8%	(61,128)	(156.3)%
Loss from continuing operations	(922,409)	(123.6)%	(177,207)	(12.8)%	(745,202)	n/m
Income from discontinued operations, net of income taxes	147,470	19.8%	71,576	5.2%	75,894	106.0%
Net loss	(774,939)	(103.8)%	(105,631)	(7.6)%	(669,308)	n/m
Net loss attributable to noncontrolling interests and redeemable noncontrolling interests	(10,665)	(1.4)%	(5,721)	(0.4)%	(4,944)	86.4%
Net loss attributable to BRC Group Holdings, Inc.	(764,274)	(102.4)%	(99,910)	(7.2)%	(664,364)	n/m
Preferred stock dividends	8,060	1.1%	8,057	0.6%	3	—%
Net loss available to common shareholders	$(772,334)	(103.5)%	$(107,967)	(7.8)%	$(664,367)	n/m

____________

n/m — Not applicable or not meaningful.

Revenues

The table below and the discussion that follows are based on how we analyze our business.

	Year Ended December 31, 2024		Year Ended December 31, 2023		Change
	Amount	%	Amount	%	Amount	%
Services and fees:
Capital Markets segment	$192,499	25.8%	$249,036	18.0%	$(56,537)	(22.7)%
Wealth Management segment	197,468	26.4%	193,487	13.9%	3,981	2.1%
Communications segment	289,435	38.8%	330,952	23.8%	(41,517)	(12.5)%
E-Commerce segment	13,855	1.9%	—	—%	13,855	100.0%
All Other	90,047	12.1%	47,992	3.5%	42,055	87.6%
Subtotal	783,304	105.0%	821,467	59.2%	(38,163)	(4.6)%

Trading (loss) income:
Capital Markets segment	(60,285)	(8.1)%	16,845	1.2%	(77,130)	n/m
Wealth Management segment	3,278	0.4%	4,758	0.3%	(1,480)	(31.1)%
Subtotal	(57,007)	(7.7)%	21,603	1.5%	(78,610)	n/m

Fair value adjustments on loans:
Capital Markets segment	(325,498)	(43.6)%	20,225	1.5%	(345,723)	n/m

Interest income – loans:
Capital Markets segment	54,141	7.3%	123,244	8.9%	(69,103)	(56.1)%

Interest income – securities lending:
Capital Markets segment	70,862	9.5%	161,652	11.6%	(90,790)	(56.2)%

Annex A-28

	Year Ended December 31, 2024		Year Ended December 31, 2023		Change
	Amount	%	Amount	%	Amount	%
Sale of goods:
Communications segment	5,589	0.7%	6,737	0.5%	(1,148)	(17.0)%
Consumer Products segment	202,597	27.1%	233,202	16.8%	(30,605)	(13.1)%
E-Commerce segment	10,646	1.4%	—	—%	10,646	100.0%
All Other	1,787	0.3%	364	—%	1,423	n/m
Subtotal	220,619	29.5%	240,303	17.3%	(19,684)	(8.2)%
Total revenues	$746,421	100.0%	$1,388,494	100.0%	$(642,073)	(46.2)%

____________

n/m — Not applicable or not meaningful.

Total revenues decreased approximately $642.1 million to $746.4 million during the year ended December 31, 2024 from $1.4 billion during the year ended December 31, 2023. The decrease in revenues during the year ended December 31, 2024 was primarily due to a decrease in fair value adjustments on loans of $345.7 million, decrease in interest income from securities lending of $90.8 million, higher trading losses of $78.6 million, decrease in interest income from loans of $69.1 million, lower revenue from services and fees of $38.2 million, and lower revenue from sale of goods of $19.7 million. The $345.7 million decrease in fair value adjustments related to loans was primarily driven by unfavorable changes in fair value adjustments of $222.9 million related to the loan to Vintage Capital Management, LLC, $72.2 million related to the loan to Conn’s, $26.2 million related to Core Scientific, Inc., $13.9 million related to the loan to Freedom VCM, and the remaining decrease in fair value adjustments of $10.5 million related to other loans. The decrease in revenue from services and fees of $38.2 million was primarily due to decreases of $56.5 million in the Capital Markets segment and $41.5 million in the Communications segment, partially offset by increases of $42.1 million in All Other, $13.9 million in the E-Commerce segment and $4.0 million in the Wealth Management segment.

Revenues from services and fees in the Capital Markets segment decreased approximately $56.5 million, to $192.5 million during the year ended December 31, 2024 from $249.0 million during the year ended December 31, 2023. The decrease in revenues was primarily due to decreases in revenue of $36.1 million in corporate finance, consulting, and investment banking fees, $9.5 million in commission fees, $6.7 million in dividends, $3.0 million in interest income and $2.0 million in other income, partially offset by an increase of $0.7 million in asset management fees.

Revenues from services and fees in the Wealth Management segment increased $4.0 million, to $197.5 million during the year ended December 31, 2024 from $193.5 million during the year ended December 31, 2023. The increase in revenues was primarily due to increases in revenue of $3.2 million from wealth and asset management fees, and $1.3 million in other income, partially offset by a decrease of $0.5 million in commission fees.

Revenues from services and fees in the Communications segment decreased approximately $41.5 million to $289.4 million during the year ended December 31, 2024 from $331.0 million during the year ended December 31, 2023. The decrease in revenues was primarily due to a decrease of $40.4 million in subscription services partially due to $18.8 million from the Lingo/Bullseye carrier business which was divested in the third quarter of 2024 and other revenue of $1.1 million. We expect Communications segment revenue to continue to decline year over year.

Revenues from services and fees in the E-Commerce segment were $13.9 million during the year ended December 31, 2024. These revenues include commission fees from Nogin, which we acquired in the second quarter of 2024.

Revenues from services and fees in All Other increased by approximately $42.1 million to $90.0 million during the year ended December 31, 2024 from $48.0 million during the year ended December 31, 2023. These revenues include merchandise rental fees and sales from bebe in which we acquired a controlling interest during the fourth quarter of 2023, and the operations of a regional environmental services business and a landscaping business that we acquired in 2022. Revenues from services and fees in All Other increased by approximately $39.3 million related to merchandise rental fees from bebe, $10.1 million related to the operations of the regional environmental services business, and $0.6 million in other income, partially offset by a decrease of $8.0 in revenues from the landscaping business, which was sold in the third quarter of 2023.

Annex A-29

Trading (loss) income decreased $78.6 million to a loss of $57.0 million during the year ended December 31, 2024 compared to income of $21.6 million during the year ended December 31, 2023. This was primarily due to decreases of $77.1 million in the Capital Markets segment and $1.5 million in the Wealth Management segment. The loss of $57.0 million during the year ended December 31, 2024 was primarily due to $64.6 million in realized loss on Freedom VCM.

The decrease in fair value adjustment of $345.7 million on our loans receivable during the year ended December 31, 2024 was primarily driven by unfavorable changes in fair value adjustments of $222.9 million related to the loan to VCM, $72.2 million related to the loan to Conn’s, $26.2 million related to Core Scientific, Inc., $13.9 million related to the loan to Freedom VCM, and the remaining decrease in fair value adjustments of $10.5 million related to other loans.

Interest income from loans decreased $69.1 million to $54.1 million during the year ended December 31, 2024 from $123.2 million during the year ended December 31, 2023. The decrease was due to a reduction in loan receivable balances from $532.4 million as of December 31, 2023 to $90.1 million as of December 31, 2024.

Interest income from securities lending decreased $90.8 million to $70.9 million during the year ended December 31, 2024 from $161.7 million during the year ended December 31, 2023. The decrease was due to a decrease in the securities borrowed balance from $2.9 billion as of December 31, 2023 to $43.0 million as of December 31, 2024 and business decline due to counterparties constraining their business activity with the Company.

Revenues from the sale of goods decreased $19.7 million to $220.6 million during the year ended December 31, 2024 from $240.3 million during the year ended December 31, 2023. The decrease in revenues from sale of goods was primarily due to decreases of $30.6 million from the Consumer Products segment due to a decrease in computer and peripheral sales worldwide and a decrease of $1.1 million from the Communications segment, partially offset by increases of $10.6 million from the E-Commerce segment, consisting of sale of goods from Nogin, which we acquired in the second quarter of 2024 and $1.4 million from All Other, consisting of sale of goods from bebe, in which we acquired a controlling interest and consolidated during the fourth quarter of 2023.

Operating Expenses

Direct cost of services

Direct costs decreased $0.2 million to $213.9 million during the year ended December 31, 2024 from $214.1 million during the year ended December 31, 2023. The decrease in direct costs of services was primarily attributable to a decrease of $18.7 million in the Communications segment, mostly offset by increases of $12.1 million in All Other, primarily from bebe which we acquired a controlling interest and consolidated during the fourth quarter of 2023, and $6.4 million in the E-Commerce segment from Nogin, which we acquired in the second quarter of 2024.

Cost of goods sold

Cost of goods sold during the year ended December 31, 2024 decreased by $5.2 million to $167.6 million, from $172.8 million during the year ended December 31, 2023. The decrease of $5.2 million is primarily comprised of a decrease in cost of goods sold of $12.0 million in the Consumer Products segment and $1.8 million in the Communications segment, partially offset by increases of $7.0 million from the E-Commerce segment consisting of Nogin, which we acquired in the second quarter of 2024, and $1.6 million from All Other and consisting of bebe, which we acquired a controlling interest and consolidated during the fourth quarter of 2023.

Annex A-30

Selling, general and administrative expenses

Selling, general and administrative expenses during the years ended December 31, 2024 and 2023 were comprised of the following:

	Year Ended December 31, 2024		Year Ended December 31, 2023		Change
	Amount	%	Amount	%	Amount	%
Capital Markets segment	$181,699	26.3%	$228,991	32.5%	$(47,292)	(20.7)%
Wealth Management segment	194,316	28.2%	195,087	27.7%	(771)	(0.4)%
Communications segment	94,084	13.6%	109,583	15.6%	(15,499)	(14.1)%
Consumer Products segment	69,515	10.1%	77,147	10.9%	(7,632)	(9.9)%
E-Commerce segment	25,310	3.7%	—	—%	25,310	100.0%
Corporate and Other	124,486	18.1%	93,865	13.3%	30,621	32.6%
Total selling, general & administrative expenses	$689,410	100.0%	$704,673	100.0%	$(15,263)	(2.2)%

Total selling, general and administrative expenses decreased $15.3 million to $689.4 million during the year ended December 31, 2024 from $704.7 million during the year ended December 31, 2023. The decrease of $15.3 million in selling, general and administrative expenses was due to decreases of $47.3 million in the Capital Markets segment, $15.5 million in the Communications segment, $7.6 million in the Consumer Products segment, and $0.8 million in the Wealth Management segment, mostly offset by increases of $25.3 million in the E-Commerce segment and $30.6 million in Corporate and Other.

Capital Markets

Selling, general and administrative expenses in the Capital Markets segment decreased by $47.3 million to $181.7 million during the year ended December 31, 2024 from $229.0 million during the year ended December 31, 2023. The decrease was primarily due to decreases of $31.0 million in employee compensation and benefits, which primarily related to decreases in share based compensation, salaries, commissions and bonuses, $15.0 million in professional services, of which $12.9 million related to an advisory agreement which ended in August of 2023, $3.3 million in clearing and execution charges, $2.8 million in investment banking deal expenses, and $1.1 million in occupancy and related expenses, partially offset by an increase of $4.9 million in change in fair value of contingent consideration and increase of $1.0 million in foreign currency fluctuations.

An advisory agreement was terminated in August 2023 in connection with the FRG take private transaction, as more fully described in Note 2(t) to the consolidated financial statements, and there was no expense during the year ended December 31, 2024 as compared to the prior year when the expense totaled $12.9 million. For any given reporting period in 2023, the advisory agreement would result in an expense being reported in selling, general and administrative expenses when realized and unrealized gains on certain invested balances in the Company’s broker-dealer subsidiary exceeded a minimum return on the invested balances during such period; in addition, a decrease in the invested balance in value during such reporting period would result in the reporting of a credit to selling, general and administrative expense. During the year ended December 31, 2023, the Company recorded an advisory fee of $12.9 million in accordance with the advisory agreement due to the realized and unrealized gains earned.

Wealth Management

Selling, general and administrative expenses in the Wealth Management segment decreased by $0.8 million to $194.3 million during the year ended December 31, 2024 from $195.1 million during the year ended December 31, 2023. The decrease was primarily due to decreases of $2.5 million in occupancy and related expenses, $2.1 million in other expenses, and $0.6 million in change in fair value of contingent consideration, partially offset by an increase of $4.4 million in employee compensation and benefits, primarily related to commissions paid.

Communications

Selling, general and administrative expenses in the Communications segment decreased by $15.5 million to $94.1 million during the year ended December 31, 2024 from $109.6 million during the year ended December 31, 2023. The decrease was primarily due to decreases of $9.7 million in employee compensation and benefits, due to lower headcount, $4.4 million in depreciation and amortization expenses due to items being fully amortized,

Annex A-31

$1.8 million in regulatory taxes due to receiving credits, and $1.7 million in occupancy and related expenses, partially offset by an increase of $1.3 million in professional services and $0.8 million in other expenses. The decrease in employee compensation and benefits and other expenses was primarily due to cost savings in 2024 resulting from the implementation of cost savings programs in the second half of 2023 that included a reduction in headcount and other operating expenses and sale of the Lingo carrier business in the third quarter of 2024.

Consumer Products

Selling, general and administrative expenses in the Consumer Products segment decreased by $7.6 million to $69.5 million during the year ended December 31, 2024 from $77.1 million during the year ended December 31, 2023. The decrease was primarily due to decreases of $1.9 million in depreciation and amortization expense due to items being fully amortized, $1.5 million in professional services, $1.4 million in employee compensation and benefits due to reduced headcount and a reversal of performance based shares in the prior year, $0.7 million in travel and entertainment expenses, and $0.7 million in marketing costs, and $1.4 million in other expenses.

E-Commerce

Selling, general and administrative expenses for the E-Commerce segment increased by $25.3 million during the year ended December 31, 2024 from Nogin which was acquired in the second quarter of 2024.

Corporate and Other

Selling, general and administrative expenses for the Corporate and Other category increased $30.6 million to $124.5 million during the year ended December 31, 2024 from $93.9 million during the year ended December 31, 2023. The increase was primarily due to increases of $16.6 million in professional services, of which $2.2 million was attributable to new acquisitions, and $6.7 million in occupancy related expenses, of which $6.6 million was attributable to new acquisitions, partially offset by a decrease of $1.2 million in employee compensation and benefits, of which $16.0 million primarily related to decreases in share based compensation and other variable compensation, mostly offset by an increase of $14.8 million attributable to new acquisitions. Other selling, general and administrative expenses increased $7.6 million from bebe, which we acquired a controlling interest and consolidated during the fourth quarter of 2023, $2.1 million from the regional environmental services business, $3.9 million in transaction costs, $1.7 million in legal settlements, and $0.6 million in other expenses. These increases in other selling, general and administrative expenses were partially offset by $2.1 million related to the landscaping business that was sold in 2023, decreases of $4.1 million in foreign currency fluctuations, and a $1.3 million change in the fair value of contingent consideration.

Impairment of goodwill and other intangible assets.    We recognized impairment charges of $105.4 million during the year ended December 31, 2024. We performed an interim impairment test as of June 30, 2024 and annual impairment tests as of December 31 2024, as further discussed in Note 10 of the consolidated financial statements. Based on the results of the impairment tests, we recorded non-cash impairment charges of $26.7 million related to goodwill and $5.0 million related to tradenames in the Consumer Products segment and $57.7 million related to goodwill and $16.0 million related to other intangible assets in the E-Commerce segment. We recognized impairment charges of $70.3 million during the year ended December 31, 2023. We performed an interim impairment test as of September 30, 2023 and a year-end impairment test as of December 31, 2023, as further discussed in Note 10 of the consolidated financial statements. Based on the results of the impairment tests, we recorded a non-cash impairment charge of $68.6 million consisting of a goodwill impairment charge of $53.1 million and a tradename impairment charge of $15.5 million in the Consumer Products segment. We previously recognized $1.7 million in impairment in the second quarter of 2023 for a tradename in the Capital Markets segment that we no longer use.

Interest expense — Securities lending and loan participations sold.    Interest expense — Securities lending and loan participation sold decreased $79.3 million to $66.1 million during the year ended December 31, 2024 from $145.4 million during the year ended December 31, 2023. The decrease was due to a decrease in the securities loaned and loan participations sold balances from $2.9 billion as of December 31, 2023 to $33.9 million as of December 31, 2024 as a result of a decline in our securities lending activities due to counterparties constraining their business activity with the Company.

Other Income (Expense).    Other income included interest income of $3.6 million during the year ended December 31, 2024 compared to $3.9 million during the year ended December 31, 2023. Dividend income was $4.5 million during the year ended December 31, 2024 compared to $12.7 million during the year ended December 31,

Annex A-32

2023, due to sales of securities investments, $5.4 million of which was related to Synchronoss Technologies, Inc. (“Synchronoss”) as more fully discussed in Note 2(t) to the consolidated financial statements. Realized and unrealized losses on investments were $263.7 million during the year ended December 31, 2024 compared to $162.1 million during the year ended December 31, 2023. The change was primarily due to a decrease in overall values of our investments. Change in fair value of financial instruments and other in the amount of $4.8 million during the year ended December 31, 2024 was primarily due to $2.5 million of gain on the sale of a retail location. Change in fair value of financial instruments and other in the amount of $4.0 million during the year ended December 31, 2023 was primarily due to losses on remeasurement of the bebe equity method investment of $12.9 million recorded in the third quarter of 2023, partially offset by a $9.3 million gain on the sale of certain assets related to our landscaping business. Gain on bargain purchase of $15.9 million during the year ended December 31, 2023 was related to the acquisition of a majority interest in bebe in the fourth quarter of 2023. Income from equity method investments was zero during the year ended December 31, 2024 compared to a loss of $0.2 million during the year ended December 31, 2023. Loss on extinguishment of debt was $18.7 million during the year ended December 31, 2024 compared to $5.4 million during the year ended December 31, 2023. The loss on extinguishment of debt was primarily from accelerated paydowns of the Nomura facility.

Interest expense was $133.3 million during the year ended December 31, 2024 compared to $156.2 million during the year ended December 31, 2023. The decrease in interest expense was due to lower debt balances during the year ended December 31, 2024. The decreases in interest expense primarily consisted of $14.4 million from the Capital Markets segment, $2.3 million from the Communications segment, $3.7 million from the Consumer Products segment and $3.7 million from Corporate and other, partially offset by an increase of $1.1 million from the E-Commerce segment.

Loss from Continuing Operations Before Income Taxes.    Loss from continuing operations before income taxes increased $684.1 million to a loss of $900.4 million during the year ended December 31, 2024 from a loss of $216.3 million during the year ended December 31, 2023. The change was primarily due to a decrease in revenues of approximately $642.1 million, a change in realized and unrealized losses on investments and fair value adjustments of $101.6 million, a 2023 gain on bargain purchase of $15.9 million, an increase in loss on extinguishment of debt of $13.3 million, a decrease in dividend income of $8.3 million, and a decrease in interest income of $0.3 million, partially offset by a decrease in operating expenses of $65.5 million, a decrease in interest expense of $22.9 million, an increase to change in fair value of financial instruments and other of $8.8 million and an increase in income from equity method investments of $0.2 million.

(Provision for) Benefit from Income Taxes.    Provision for income taxes was $22.0 million during the year ended December 31, 2024 compared to a benefit from income taxes of $39.1 million during the year ended December 31, 2023. The effective income tax rate was expense of 2.4% during the year ended December 31, 2024 as compared to a benefit of 18.1% during the year ended December 31, 2023.The provision for income taxes and the effective income tax rate were unfavorably impacted as a result of an increase in the valuation allowance for deferred tax assets in 2024.

Loss from Continuing Operations.    Loss from continuing operations was $922.4 million during the year ended December 31, 2024 compared to a loss of $177.2 million during the year ended December 31, 2023. The change was due to a change in operating (loss) income of $576.6 million, an increase in realized and unrealized losses on investments of $101.6 million, a change in provision for income taxes of $61.1 million, a 2023 gain on bargain purchase of $15.9 million, an increase in loss on extinguishment of debt of $13.3 million, a decrease of $8.3 million in dividend income, and a decrease of $0.3 million in interest income, partially offset by a decrease in interest expense of $22.9 million, an increase to change in fair value of financial instruments and other of $8.8 million and an increase in income from equity method investments of $0.2 million.

Income from Discontinued Operations, Net of Income Taxes.    On October 25, 2024, we and our subsidiary bebe completed a transaction for our brand assets yielding approximately $236.0 million in cash proceeds. The results have been presented as discontinued operations for the year ended December 31, 2024. Loss from discontinued operations, net of tax for Brands Transaction was $109.6 million during the year ended December 31, 2024 compared to income from discontinued operations of $48.6 million during the year ended December 31, 2023. The loss from discontinued operations is primarily due to realized and unrealized losses incurred on the brand equity investments during the year ended December 31, 2024 from the planned securitization transaction and sale of equity investments by the Company’s majority owned subsidiary bebe, as more fully discussed in Note 4 to the consolidated financial statements.

Annex A-33

On November 15, 2024, we completed the sale of our Great American Group and its results have been presented as discontinued operations for the year ended December 31, 2024. Income from discontinued operations, net of tax, for Great American Group was $235.6 million for the year ended December 31, 2024, compared to income from discontinued operations, net of tax, of $6.0 million during the year ended December 31, 2023. The $229.6 million favorable variance was primarily driven by the $258.3 million gain recognized from the sale of the Great American Group, partially offset by a $31.8 million decrease in operating income driven by lower sales of goods. Refer to Note 4 to the consolidated financial statements for additional information.

On June 27, 2025, we signed an equity purchase agreement to sell all of the membership interests of GlassRatner and Farber, and their results have been presented as discontinued operations for the year ended December 31, 2024. Income from discontinued operations, net of tax for GlassRatner and Farber was $21.6 million for the year ended December 31, 2024, compared to income from discontinued operations, net of tax, of $17.0 million during the year ended December 31, 2023. The $4.6 million favorable variance was primarily driven by an increase in operating income due to higher revenues from services and fees. Refer to Note 4 to the consolidated financial statements for additional information.

Net Loss Attributable to Noncontrolling Interest and Redeemable Noncontrolling Interests.    Net loss attributable to noncontrolling interests and redeemable noncontrolling interests represents the proportionate share of net income generated by membership interests of partnerships that we do not own. The net loss attributable to noncontrolling interests and redeemable noncontrolling interests was $10.7 million during the year ended December 31, 2024 compared to loss of $5.7 million during the year ended December 31, 2023.

Net Loss Attributable to the Company.    Net loss attributable to the Company during the year ended December 31, 2024 was $764.3 million compared to net loss attributable to the Company of $99.9 million during the year ended December 31, 2023. The change was primarily due to a decrease in operating income of $576.6 million, a change in realized and unrealized losses on investments and fair value adjustments of $101.6 million, a change in the provision for income taxes of $61.1 million, a 2023 gain on bargain purchase of $15.9 million, an increase in loss on extinguishment of debt of $13.3 million, a decrease in dividend income of $8.3 million, a change in net loss attributable to noncontrolling interests and redeemable noncontrolling interests of $4.9 million, and a decrease in interest income of $0.3 million, partially offset by a decrease in interest expense of $22.9 million, an increase in change in fair value of financial instruments and other of $8.8 million, and an increase in income from equity method investments of $0.2 million.

Preferred Stock Dividends.    Preferred stock dividends were $8.1 million during the years ended December 31, 2024 and 2023. Dividends on the Series A preferred paid during the years ended December 31, 2024 and 2023 were $0.4296875 per depository share. Dividends on the Series B preferred paid during the years ended December 31, 2024 and 2023 were $0.4609375 per depository share. On January 21, 2025, the Company announced that it had temporarily suspended dividends on its Series A and B Preferred Stock. Unpaid dividends will accrue until paid in full.

Net Loss Available to Common Shareholders.    Net loss available to common shareholders during the year ended December 31, 2024 was $772.3 million compared to net loss available to common shareholders of $108.0 million during the year ended December 31, 2023. The change was primarily due to a decrease in operating income of $576.6 million, a change in realized and unrealized losses on investments of $101.6 million, a change in the provision for income taxes of $61.1 million, a 2023 gain on bargain purchase of $15.9 million, an increase in loss on extinguishment of debt of $13.3 million, a decrease in dividend income of $8.3 million, a change in net loss attributable to noncontrolling interests and redeemable noncontrolling interests of $4.9 million, and a decrease in interest income of $0.3 million, partially offset by a decrease in interest expense of $22.9 million, an increase in change in fair value of financial instruments and other of $8.8 million, and an increase in income from equity method investments of $0.2 million.

Liquidity and Capital Resources

Our operations are funded through a combination of existing cash on hand, cash generated from operations, borrowings under our senior notes payable, term loans and credit facilities, and special purposes financing arrangements. During the years ended December 31, 2024 and 2023, we generated net loss attributable to the Company of $764.3 million and net loss attributable to the Company of $99.9 million, respectively. The Company operates a number of businesses in its segments that provide steady cash flows and operating income throughout the year. However, our cash flows and profitability are impacted by capital market engagements.

Annex A-34

As of December 31, 2024, we had $146.9 million of unrestricted cash and cash equivalents, $100.5 million of restricted cash, $282.3 million of securities and other investments, at fair value, $90.1 million of loans receivable, at fair value, and $1.8 billion of borrowings outstanding. The borrowings outstanding of $1.8 billion as of December 31, 2024 included $1.5 billion of borrowings from the issuance of the series of senior notes that are due at various dates ranging from February 28, 2025 to August 31, 2028 with interest rates ranging from 5.00% to 6.50%, $199.4 million in term loans borrowed pursuant to the Targus, Lingo, BRPI Acquisition Co LLC (“BRPAC”), and Nomura credit agreements discussed below, $16.3 million of revolving credit facility under the Targus credit facility discussed below, and $28.0 million of notes payable.

As more fully described in Note 25 — Subsequent Events, we entered into a new term loan facility on February 26, 2025 with Oaktree affiliated companies, with a maturity date of February 26, 2028 and the proceeds were primarily used to repay all amounts outstanding under the Nomura Credit Agreement as more fully described in Note 13 — Term Loans and Revolving Credit Facility.

We completed the Brands Transaction in October 2024 and the Great American Group Transaction in November 2024 as more fully discussed in Note 4. The proceeds from these transactions were used for general working capital purposes, make principal payments on the term loan with Nomura, and retire all of the $145.2 million of outstanding 6.375% senior notes due February 28, 2025. We also completed the sale of the Company’s majority owned subsidiary Atlantic Coast Recycling, LLC on March 3, 2025 for proceeds of approximately $68.6 million (the “Atlantic Coast Transaction”) and the sale of part of Wealth Management business for $26.0 million (the “Wealth Transaction”) as more fully described in Note 4 and the sale of the Company’s financial consulting business for $117.8 million on June 27, 2025.

From March 26, 2025 to July 11, 2025, we completed five private exchange transactions with an institutional investors pursuant to which approximately $115.8 million of aggregate principal amount of the Company’s 5.50% Senior Notes due March 2026, approximately $2.1 million aggregate principal amount of 6.50% Senior Notes due September 2026, approximately $146.4 million aggregate principal amount of the Company’s 5.00% Senior Notes due December 2026, approximately $51.1 million aggregate principal amount of the Company’s 6.00% Senior Notes due January 2028, and approximately $39.5 million aggregate principal amount of the Company’s 5.25% Senior Notes due August 2028 (collectively, the “Exchanged Notes”) owned by the investors were exchanged for approximately $228.4 million aggregate principal amount of New Notes, whereupon the Exchanged Notes were cancelled.

After the completion of the Exchanged Notes described above, we have approximately $100,818 of 5.50% Senior Notes due March 31, 2026 as more fully described in Note 14 — Senior Notes Payable. We believe that the current cash and cash equivalents, securities and other investments owned, funds available under our credit facilities, cash expected to be generated from operating activities and proceeds received from the Atlantic Coast Transaction, the Wealth Management Transaction and the sale of the Company’s financial consulting business will be sufficient to meet our working capital and capital expenditure requirements for at least the next 12 months from issuance date of the accompanying financial statements.

Due to the fact that we are no longer a well-known seasoned issuer and no longer eligible to file a short form registration statement with the SEC, accessing the capital markets could take longer and cost more than would otherwise be the case. We continue to monitor our financial performance to ensure sufficient liquidity to fund operations and execute on our business plan.

Annex A-35

Cash Flow Summary

Following is a summary of our cash flows provided by (used in) operating activities, investing activities and financing activities during the years ended December 31, 2024 and 2023.

Year Ended December 31, 2024 Compared to Year Ended December 31, 2023

	Year Ended December 31,
	2024	2023
	(Dollars in thousands)
Net cash provided by (used in):
Operating activities	$263,551	$24,502
Investing activities	440,534	301,174
Financing activities	(671,947)	(365,923)
Effect of foreign currency on cash	(9,301)	3,160
Net increase (decrease) in cash, cash equivalents and restricted cash	$22,837	$(37,087)

Cash provided by operating activities was $263.6 million during the year ended December 31, 2024 compared to cash provided by operating activities of $24.5 million during the year ended December 31, 2023. Cash provided by operating activities during the year ended December 31, 2024 included a net loss of $774.9 million adjusted for noncash items of $323.7 million and changes in operating assets and liabilities of $714.8 million. Noncash items of $323.7 million included fair value adjustments of $327.6 million, impairment of goodwill and tradenames of $105.4 million, depreciation and amortization of $45.4 million, deferred income taxes of $25.9 million, share-based compensation of $19.1 million, loss on extinguishment of debt of $19.2 million, depreciation of rental merchandise of $15.1 million, provision for credit losses of $6.0 million, income allocated to and fair value adjustment for mandatorily redeemable noncontrolling interests of $1.2 million, and dividends from equity method investments of $0.2 million, partially offset by gain on disposal of discontinued operations of $217.5 million, non-cash interest and other of $23.3 million, effect of foreign currency on operations of $0.2 million, and gain on sale of business, disposal of fixed assets, and other of $0.2 million. Cash provided by operating activities during the year ended December 31, 2023 included net loss of $105.6 million adjusted for noncash items of $97.5 million and changes in operating assets and liabilities of $32.7 million. Noncash items of $97.5 million included impairment of goodwill and tradenames of $70.3 million, depreciation and amortization of $49.6 million, share-based compensation of $45.1 million, provision for credit losses of $7.1 million, loss on extinguishment of debt of $5.3 million, depreciation of rental merchandise of $4.1 million, income allocated to and fair value adjustment for mandatorily redeemable noncontrolling interests of $1.8 million, dividends from equity method investments of $0.4 million, and income from equity method investments of $0.2 million, partially offset by deferred income taxes of $40.9 million, gain on bargain purchase of $15.9 million, fair value adjustments of $10.7 million, non-cash interest and other of $9.7 million, gain on sale of business, disposal of fixed assets, and other of $9.0 million, and effect of foreign currency on operations of $0.3 million.

Cash provided by investing activities was $440.5 million during the year ended December 31, 2024 compared to cash provided by investing activities of $301.2 million during the year ended December 31, 2023. During the year ended December 31, 2024, cash provided by investing activities consisted of cash received from sale of Brands Interests of $234.1 million, sale of Great American Group of $167.1 million, loans receivable repayment of $149.0 million, sale of loans receivable of $31.0 million, proceeds from loan participations sold of $6.0 million, and proceeds from sale of business and other of $0.3 million, partially offset by cash used for purchases of loans receivable of $118.7 million, acquisition of businesses of $19.1 million, purchases of property and equipment and intangible assets of $8.0 million, and purchases of equity method investments of $1.1 million. During the year ended December 31, 2023, cash provided by investing activities consisted of cash received from loans receivable repayment of $606.7 million, funds received from trust account of subsidiary of $175.8 million, sale of loans receivable of $85.0 million, and proceeds from sale of business and other of $17.5 million, partially offset by cash used for purchases of loans receivable of $545.0 million, acquisition of businesses of $26.2 million, purchases of property and equipment and intangible assets of $7.7 million, and purchases of equity method investments of $4.9 million.

Cash used in financing activities was $671.9 million during the year ended December 31, 2024 compared to cash used in financing activities of $365.9 million during the year ended December 31, 2023. During the year ended December 31, 2024, cash used in financing activities primarily consisted of repayment on our term loans of $444.8 million, redemption of senior notes of $140.5 million, repayment of our revolving line of credit of

Annex A-36

$116.7 million, payment of dividends on our common shares of $33.7 million, payment for contingent consideration of $12.9 million, distributions to noncontrolling interests of $10.7 million, payment of dividends on our preferred shares of $8.1 million, repayment of our notes payable and other of $6.7 million, payment of debt issuance and offering costs of $3.5 million, and ESPP and payment of employment taxes on vesting of restricted stock of $3.2 million, partially offset by proceeds from revolving line of credit of $89.3 million, proceeds from notes payable of $15.0 million, contributions from noncontrolling interests of $3.9 million and proceeds from exercise of warrants of $0.7 million. During the year ended December 31, 2023, cash used in financing activities primarily consisted of repayment on our term loans of $520.8 million, repayment of our revolving line of credit of $303.0 million, redemption of subsidiary temporary equity and distributions of $175.8 million, payment of dividends on our common shares of $141.1 million, repurchase of our common stock of $69.5 million, redemption of senior notes of $58.9 million, payment of debt issuance costs of $28.0 million, repayment of our notes payable of $13.8 million, payment of dividends on our preferred shares of $8.1 million, payment of employment taxes on vesting of restricted stock of $7.6 million, distribution to noncontrolling interests of $6.5 million, and payment for contingent consideration of $1.9 million, partially offset by proceeds from term loans of $628.2 million, proceeds from revolving line of credit of $219.2 million, proceeds from our offering of common stock of $115.0 million, contributions from noncontrolling interests of $6.1 million, proceeds from our offering of preferred stock of $0.5 million, and proceeds from issuance of senior notes of $0.2 million.

Credit Agreements

Targus Credit Agreement

On October 18, 2022, Targus Borrower, among others, entered into a credit agreement (“Targus Credit Agreement”) with PNC Bank, National Association (“PNC”), as agent and security trustee for a five-year $28.0 million term loan and a five-year $85.0 million revolver loan, which was used to finance part of the acquisition of Targus. The final maturity date is October 18, 2027.

The Targus Credit Agreement was secured by substantially all Targus assets as collateral defined in the Targus Credit Agreement which assets had an aggregate value of approximately $176.6 million including $39.1 million of accounts receivable and $57.5 million of inventory as of December 31, 2024. The Targus Credit Agreement contained certain covenants, including those limiting the Targus Borrower’s ability to incur certain indebtedness, incur liens, sell or acquire assets or businesses, change the nature of their businesses, engage in transactions with related parties, make certain investments or pay dividends. The Targus Credit Agreement also contains customary representations and warranties, affirmative covenants, and events of default, including payment defaults, breach of representations and warranties, covenant defaults and cross defaults. If an event of default were to have occurred, the agent would have been entitled to take various actions, including the acceleration of amounts outstanding under the Targus Credit Agreement. On October 31, 2023 and February 20, 2024, the Company entered into Amendment No. 1 and Amendment No. 2 to the Targus Credit Agreement, which, among other things, modified the fixed charge coverage ratio (the “FCCR”) and the minimum earnings before interest, taxes, depreciation, and amortization (“EBITDA”) requirements which waived the financial covenant breaches for the periods ended September 30, 2023 and December 31, 2023, respectively. Amendment No. 2 also provided, among other things, with a cure right for the Company to provide a capital contribution to Targus in the event of a financial covenant breach (the “Keepwell”). For the period ended September 30, 2023, the FCCR covenant was not fulfilled in accordance with the Targus Credit Agreement, and for the period ended December 31, 2023, the FCCR and minimum EBITDA covenant was not fulfilled in accordance with the Targus Credit Agreement. However, the amendments to the Targus Credit Agreement and the capital contributions made to the subsidiary cured the covenant breaches. On June 27, 2024 the Company entered into Amendment No. 3 to the Targus Credit Agreement to replace the terminating Canadian benchmark interest rate with the Term CORRA Reference Rate. For the period ended June 30, 2024, the minimum EBITDA covenant was also breached. On August 14, 2024, the Company contributed $1.6 million to Targus to cure a minimum EBITDA financial covenant requirement for the period ended June 30, 2024. For the period ended September 30, 2024, the minimum EBITDA covenant was also breached. On November 7, 2024, the Company entered into Amendment No. 4 to the Targus Credit Agreement, which among other things, reduced revolving loan sub-limits, modified the FCCR covenant, removed the minimum EBITDA requirement, imposed a minimum undrawn availability covenant, and modified the terms of the Keepwell. Amendment No. 4 to the Targus Credit Agreement also waived the September 30, 2024 minimum EBITDA covenant breach. Concurrently with the effectiveness of Amendment No. 4 to the Targus Credit Agreement, the Company repaid the outstanding balance of the term loan in full with $2.1 million of revolver loan advances and $7.5 million of cash from the Company.

Annex A-37

On May 9, 2025, the Targus Borrower entered into Amendment No. 5 to the Targus Credit Agreement, which among other things, (i) required quarterly repayments of revolver loan advances in an amount equal to $2.5 million commencing on September 30, 2025 and continuing until the total outstanding amount thereunder is paid in full, (ii) reduced the maximum revolving commitments from $30.0 million to $25.0 million, (iii) required the repayment of $5.0 million of outstanding revolving advances and (iv) requires that the Targus Borrower pay a deferred amendment fee of $1.0 million in the event the Company is unable to refinance the obligations under the Targus Credit Agreement by July 31, 2025. On July 25, 2025, the Targus Borrower entered into Amendment No. 6 to the Targus Credit Agreement, which among other things, (i) reduced the deferred amendment fee of $1.0 million to $0.2 million, due and payable on July 25, 2025, and (ii) requires that the Targus Borrower pay an additional deferred amendment fee of $0.9 million in the event the Company is unable to refinance the Targus Credit Agreement by August 15, 2025. On August 15, 2025, the Targus Borrower entered into Amendment No. 7 to the Targus Credit Agreement, which among other things, (i) required the Targus Borrower to pay an additional deferred amendment fee of $0.1 million in the event the Targus Borrower is unable to refinance the Targus Credit Agreement by August 15, 2025, and (ii) requires the Targus Borrower to pay an additional deferred amendment fee of $0.9 million in the event the Targus Borrower is unable to refinance the Targus Credit Agreement by August 20, 2025.

In connection with the above amendments to the Targus Credit Agreement, the Company entered into Amendment No. 2 to the Keepwell on May 9, 2025, Amendment No. 3 to the Keepwell on July 25, 2025, and Amendment No. 4 to the Keepwell on August 15, 2025, which among other things, modified the conditions under which, if satisfied, the Company would be required to make certain capital contributions to the Targus Borrower.

On August 20, 2025, the Company entered into the new Targus/FGI Credit Agreement to refinance and repay all obligations under the existing Targus Credit Agreement, as more fully described below.

The Company is in compliance with all financial covenants with the Targus Credit Agreement, as amended, and no defaults or events of default, as defined in the credit agreement, were noted as of December 31, 2024.

The term loan bears interest on the outstanding principal amount equal to the term SOFR rate plus an applicable margin of 5.75%. The revolver loan consists of base rate loans that bear interest on the outstanding principal amount equal to the base rate plus an applicable margin of 3.00% and term rate loans that bear interest on the outstanding principal amount equal to the revolver SOFR rate plus an applicable margin of 4.00%.

As of December 31, 2024 and 2023, the outstanding balance on the term loan was zero and $17.8 million (net of unamortized debt issuance costs of $0.4 million), respectively. As of December 31, 2024 and 2023, the outstanding balance on the revolver loan was $16.3 million and $43.8 million, respectively. The average borrowings under the revolver loan was $21.4 million and $56.7 million during the year ended December 31 2024 and 2023, respectively. The amount available for borrowings under the Targus Credit Agreement was $5.4 million and $1.8 million at December 31, 2024, and 2023, respectively.

Interest expense on these loans during the years ended December 31, 2024 and 2023 was $4.2 million and $7.3 million (including amortization of deferred debt issuance costs and unused commitment fees of $1.0 million and $0.7 million), respectively. In connection with the principal payments made on the term loan during the year ended December 31, 2024, we recorded losses of the extinguishment of this debt in the amount of $0.8 million, which was included in the consolidated statements of operations in 2024. The interest rate on the term loan was 10.45% and 10.20% and the interest rate on the revolver loan ranged between 8.44% to 11.25% and between 8.45% to 11.25% as of December 31, 2024 and 2023, respectively. The weighted average interest rate on the revolver loan was 10.39% and 8.53% as of December 31, 2024 and 2023, respectively.

Targus/FGI Credit Agreement

On August 20, 2025, the Targus Borrower and the FGI Loan Parties entered into the Targus/FGI Credit Agreement with FGI, as agent and for a three-year $30.0 million revolving loan facility, the proceeds of which were used to refinance and repay all obligations under the existing Targus Credit Agreement with PNC. The final maturity date of the Targus/FGI Credit Agreement is August 20, 2028.

The Targus/FGI Credit Agreement is a revolving line of credit facility with a receivable purchase feature under which the purchase of eligible receivables is on a full recourse basis with each borrower retaining the risk of non-payment. The revolving loans bear interest at the greater of (a) 5.25% per annum or (b) 3.00% above the term SOFR for a period of 1 month plus 10 basis points, plus (c) 0.30% per month collateral management fee.

Annex A-38

The Targus/FGI Credit Agreement is secured by (i) a first priority perfected security interest in and a lien upon all of the assets of the FGI Loan Parties, and (ii) a pledge of all of the equity interests of the Targus Borrower and its direct and indirect subsidiaries. The Targus/FGI Credit Agreement contains certain covenants, including those limiting the FGI Loan Parties’ ability to incur indebtedness, incur liens, sell or acquire assets or businesses, change the nature of their businesses, engage in transactions with related parties, make certain investments or pay dividends. The Targus/FGI Credit Agreement also contains customary representations and warranties, affirmative covenants, and events of default, including payment defaults, breach of representations and warranties, covenant defaults and cross defaults. If an uncured event of default occurs, FGI would be entitled to take various actions, including the acceleration of amounts outstanding under the Targus/FGI Credit Agreement.

As required under the Targus/FGI Credit Agreement, B. Riley Commercial Capital, LLC, a wholly owned subsidiary of the Company, entered into an amendment to an existing intercompany loan and security agreement to extend an additional subordinated loan to the Targus Borrower at the closing of the Targus/FGI Credit Agreement in the amount of $5.0 million increasing the aggregate principal amount of such loan from $5.0 million to $10.0 million.

Lingo Credit Agreement

On August 16, 2022, Lingo Management, (the “Lingo Borrower”), entered into a credit agreement (the “Lingo Credit Agreement”) by and among the Lingo Borrower, the Company as the secured guarantor, and Banc of California, N.A. in its capacity as administrative agent and lender, for a five-year $45.0 million term loan. This loan was used to finance part of the purchase of BullsEye by the Lingo Borrower. On September 9, 2022, the Lingo Borrower entered into the First Amendment to the Lingo Credit Agreement with Grasshopper Bank (the “New Lender”) for an incremental term loan of $7.5 million, increasing the principal balance of the term loan to $52.5 million. On November 10, 2022, the Lingo Borrower entered into the Second Amendment to the Lingo Credit Agreement with KeyBank National Association for an incremental term loan of $20.5 million, increasing the principal balance of the term loan to $73.0 million.

The term loan bears interest on the outstanding principal amount equal to the term SOFR rate plus a margin of 3.00% to 3.75% per annum, depending on the consolidated total funded debt ratio as defined in the Lingo Credit Agreement, plus applicable spread adjustment. As of December 31, 2024 and 2023, the interest rate on the Lingo Credit Agreement was 7.91% and 8.70%, respectively.

The Lingo Credit Agreement is guaranteed by the Company and the Lingo Borrower’s subsidiaries and secured by certain Lingo assets and equity interests as collateral which totals approximately $228.7 million defined in the Lingo Credit Agreement which includes $12.3 million of accounts receivable. The agreement contains certain covenants, including those limiting the Lingo Borrower’s ability to incur indebtedness, incur liens, sell or acquire assets or businesses, change the nature of its businesses, engage in transactions with related parties, make certain investments or pay dividends. In addition, the Lingo Credit Agreement requires the Lingo Borrower to maintain certain financial ratios. The Lingo Credit Agreement also contains customary representations and warranties, affirmative covenants, and events of default, including payment defaults, breach of representations and warranties, covenant defaults and cross defaults. If an event of default occurs, the agent would be entitled to take various actions, including the acceleration of amounts due under the Lingo Credit Agreement. We are in compliance with all financial covenants in the Lingo Credit Agreement as of December 31, 2024.

Principal outstanding is due in quarterly installments. The quarterly installments from March 31, 2025 to June 30, 2027 are in the amount of $3.7 million, and the remaining principal balance is due at final maturity on August 16, 2027.

As of December 31, 2024 and 2023, the outstanding balance on the term loan was $52.4 million (net of unamortized debt issuance costs of $0.6 million) and $63.2 million (net of unamortized debt issuance costs of $0.7 million), respectively. Interest expense on the term loan during the years ended December 31, 2024 was $5.8 million (including amortization of deferred debt issuance costs of $0.5 million), $6.4 million (including amortization of deferred debt issuance costs of $0.3 million) and $1.6 million (including amortization of deferred debt issuance costs of $0.1 million), respectively.

Annex A-39

On January 6, 2025, as discussed below BRPAC entered into an amended and restated credit agreement (the “BRPAC Amended Credit Agreement”) with the Banc of California, in the capacity as agent and lender and with other lenders party thereto from time to time. A portion of the proceeds from the BRPAC Amended Credit Agreement were used to pay all outstanding principal amounts and accrued interest under the Lingo Credit Agreement and the Lingo Credit Agreement was effectively terminated upon repayment on January 6, 2025.

bebe Credit Agreement

As a result of the Company obtaining a majority ownership interest in bebe on October 6, 2023, bebe’s credit agreement with SLR Credit Solutions (the “bebe Credit Agreement”) for a $25.0 million five-year term loan with a maturity date of August 24, 2026 is included in the Company’s long-term debt. The term loan bears interest on the outstanding principal amount equal to the Term SOFR rate plus a margin of 5.50% to 6.00% per annum, depending on the total fixed charge coverage ratio as defined in the bebe Credit Agreement. As of December 31, 2023, the interest rate on the bebe Credit Agreement was 11.14%.

The bebe Credit Agreement is collateralized by a first lien on all bebe assets and pledges of capital stock including equity interests. The agreement contains certain covenants, including those limiting the borrower’s ability to incur indebtedness, incur liens, sell or acquire assets or businesses, change the nature of their businesses, engage in transactions with related parties, make certain investments or pay dividends. In addition the agreement requires bebe to maintain certain financial ratios. The agreement also contains customary representations and warranties, affirmative covenants, and events of default, including payment defaults, breach of representations and warranties, covenant defaults and cross defaults.

As of December 31, 2024 and 2023, the outstanding balance on the term loan was zero (net of unamortized debt issuance costs of zero) and $22.5 million (net of unamortized debt issuance costs of $0.6 million), respectively. Interest expense on the term loan during the year ended December 31, 2024 and 2023 was $2.7 million (including amortization of deferred debt issuance costs of $0.6 million and allocated to income from discontinued operations, net of income taxes in the consolidated statement of operations) and $0.7 million (including amortization of deferred debt issuance costs of $0.1 million), respectively. Principal outstanding is due in quarterly installments through June 30, 2026 in the amount of $0.3 million per quarter and the remaining principal balance of $20.0 million is due at final maturity on August 24, 2026.

On October 25, 2024, upon the closing of the Brands Transaction, as described in Note 4 — Discontinued Operation, proceeds of $22.2 million was used to pay off the then outstanding balance of the loan in full and $0.2 million of loan payoff expenses.

Nomura Credit Agreement

The Company and its wholly owned subsidiaries, BR Financial Holdings, LLC, and BR Advisory & Investments, LLC had entered into a credit agreement dated June 23, 2021 (as amended, the “Prior Credit Agreement”) with Nomura Corporate Funding Americas, LLC, as administrative agent, and Wells Fargo Bank, N.A., as collateral agent, for a four-year $300.0 million secured term loan credit facility (the “Prior Term Loan Facility”) and a four-year $80.0 million secured revolving loan credit facility (the “Prior Revolving Credit Facility”) with a maturity date of June 23, 2025.

On August 21, 2023, the Company and its wholly owned subsidiary, BR Financial Holdings, LLC, and certain direct and indirect subsidiaries of the BRFH Borrower (the “BRFH Guarantors”), entered into a credit agreement (the “Credit Agreement”) with Nomura Corporate Funding Americas, LLC, as administrative agent, and Computershare Trust Company, N.A., as collateral agent, for a four-year $500.0 million secured term loan credit facility (the “New Term Loan Facility”) and a four-year $100.0 million secured revolving loan credit facility (the “New Revolving Credit Facility” and together, the “New Credit Facilities”). The purpose of the Credit Agreement was to (i) fund the Freedom VCM equity investment, (ii) prepay in full the Prior Term Loan Facility and Prior Revolving Credit Facility with an aggregate outstanding balance of $347.9 million, which included $342.0 million in principal and $5.9 million in interest and fees, (iii) fund a dividend reserve in an amount not less than $65.0 million, (iv) pay related fees and expenses, and (v) for general corporate purposes. We recorded a loss on extinguishment of debt related to the Prior Credit Agreement of $5.4 million, which was included in the consolidated statements of operations for the year ended December 31, 2023.

Annex A-40

SOFR rate loans under the New Credit Facilities accrued interest at the adjusted term SOFR rate plus an applicable margin of 6.00%. In addition to paying interest on outstanding borrowings under the New Revolving Credit Facility, we were required to pay a quarterly commitment fee based on the unused portion, which was determined by the average utilization of the facility for the immediately preceding fiscal quarter.

The Credit Agreement was secured on a first priority basis by a security interest in the equity interests of the BRFH Borrower and each of the BRFH Borrower’s subsidiaries (subject to certain exclusions) and a security interest in substantially all of the assets of the BRFH Borrower and the BRFH Guarantors. The borrowing base as defined in the Credit Agreement consisted of a collateral pool that included certain of the Company’s loans receivables in the amount of $112.5 million (which is included in the total loans receivable, at fair value balance of $90.1 million reported in our consolidated balance sheet at December 31, 2024) and $375.8 million (which is included in the total loans receivable, at fair value balance of $532.4 million reported in our consolidated balance sheet at December 31, 2023) and investments in the amount of $228.3 million (which is included in the total securities and other investments owned, at fair value of $282.3 million reported in our consolidated balance sheet at December 31, 2024) and $786.7 million (which is included in the total securities and other investments owned, at fair value of $809.0 million reported in our consolidated balance sheet at December 31, 2023) as of December 31, 2024 and 2023, respectively.

The Credit Agreement contained certain affirmative and negative covenants customary for financings of this type that, among other things, limited the Company’s and its subsidiaries’ ability to incur additional indebtedness or liens, to dispose of assets, to make certain fundamental changes, to enter into restrictive agreements, to make certain investments, loans, advances, guarantees and acquisitions, to prepay certain indebtedness and to pay dividends or to make other distributions or redemptions/repurchases in respect of their respective equity interests. The Credit Agreement contained customary events of default, including with respect to a failure to make payments under the credit facilities, cross-default, certain bankruptcy and insolvency events and customary change of control events. We were in compliance with all financial covenants in the Credit Agreement as of December 31, 2024. On September 17, 2024, the Company entered into Amendment No. 4 to its credit agreement, dated August 21, 2023, with Nomura Corporate Funding Americas, LLC, as administrative agent (the “Fourth Amendment”). On September 17, 2024, the Company made a payment of $85.9 million which consisted of a principal payment of $85.1 million and accrued interest of $0.7 million. Loan fees incurred in connection with the Fourth Amendment totaled $5.9 million of which $3.5 million was added to the principal balance of the term loan. After giving effect to these amounts, the outstanding principal balance on the term loan was reduced from $469.8 million to $388.1 million. In connection with the Fourth Amendment, the revolving credit facility in the amount of $100.0 million which had no balance outstanding at September 17, 2024 was terminated and the Company was required to reduce the principal amount of the term loan to be no greater than $100.0 million on or prior to September 30, 2025. The scheduled maturity date of the term loan was August 21, 2027.

The Fourth Amendment contained certain provisions related to borrowing base, including specific treatment for certain assets in the calculation of borrowing base and also included mandatory prepayment provisions regarding asset sales. Interest on the term loan increased to SOFR loans accrued interest at the adjusted term SOFR plus an applicable margin of 7.00% cash interest or, at the election of the Company, at the adjusted term SOFR determined plus an applicable margin of 6.00% cash interest plus 1.50% paid-in-kind interest; and base rate loans accrued interest at the base rate plus an applicable margin of 6.00% cash interest or, at the election of the Company, at the adjusted term SOFR determined for such day plus an applicable margin of 5.00% cash interest plus 1.50% PIK Interest. On December 9, 2024, the Company entered into Amendment No. 5 to its credit agreement, dated August 21, 2023, with Nomura Corporate Funding Americas, LLC, as administrative agent (the “Fifth Amendment”). The Fifth Amendment extended the springing maturity date of the term loans if more than $25.0 million aggregate principal amount of the 5.50% 2026 Notes were outstanding to February 3, 2026 and permitted under certain conditions an additional $10.0 million of telecommunications financing. On January 3, 2025, the Company entered into Amendment No. 6 to its credit agreement, dated August 21, 2023, with Nomura Corporate Funding Americas, LLC, as administrative agent (the “Sixth Amendment”). The Sixth Amendment agreed to permit under certain conditions the contribution by BRPI of 100% of the equity interests in Lingo to BRPAC in connection with the entry into the BRPAC Amended Credit Agreement. There was no fee charged in connection with the Sixth Amendment.

Annex A-41

As of December 31, 2024 and 2023, the outstanding balance on the term loan was $117.3 million (net of unamortized debt issuance costs of $5.2 million) and $475.1 million (net of unamortized debt issuance costs of $18.7 million), respectively. Interest on the term loan during the years ended December 31, 2024 and 2023 was $23.5 million (including amortization of deferred debt issuance costs of $5.8 million) and $11.7 million (including amortization of deferred debt issuance costs of $2.9 million), respectively. The interest rate on the term loan as of December 31, 2024 and 2023 was 11.52% and 11.37%, respectively.

We had an outstanding balance of zero and $74.7 million under the revolving facility as of December 31, 2024 and 2023, respectively. Interest on the revolving facility during the years ended December 31, 2024 and 2023 was $1.4 million (including unused commitment fees of $0.7 million and amortization of deferred financing costs of $0.7 million) and $5.9 million (including unused commitment fees of $0.3 million and amortization of deferred financing costs of $0.8 million), respectively. The interest rate on the revolving credit facility as of December 31, 2024 and 2023 was 11.37%.

In connection with the principal payments made on the term loan and revolving credit facility with Nomura during the year ended December 31, 2024, the Company recorded losses of the extinguishment of this debt in the amount of $18.0 million, which was included in the consolidated statements of operations in 2024.

On February 26, 2025, we entered into a new credit agreement with a group of funds indirectly or directly controlled by Oaktree Capital Management, L.P. with Oaktree Fund Administration, LLC, acting as the administrative agent and collateral agent, as more fully described in Note 25. The new credit agreement provided for (i) a three-year $125.0 million secured term loan credit facility (the “Initial Term Loan Facility”) and (ii) a four-month $35.0 million secured delayed draw term loan credit facility (the “Delayed Draw Facility” and, together with the Initial Term Loan Facility, the “Oaktree Credit Facilities”). The Nomura Credit Agreement discussed above was paid in full and terminated using proceeds from the Initial Term Loan Facility.

BRPAC Credit Agreement

On December 19, 2018, BRPAC, UOL, and YMAX Corporation, Delaware corporations (collectively, the “BRPAC Borrowers”), indirect wholly owned subsidiaries of ours, in the capacity as borrowers, entered into a credit agreement (the “BRPAC Credit Agreement”) with the Banc of California, N.A. in the capacity as agent (the “Agent”) and lender and with the other lenders party thereto (the “Closing Date Lenders”). Certain of the BRPAC Borrowers’ U.S. subsidiaries are guarantors of all obligations under the BRPAC Credit Agreement and are parties to the BRPAC Credit Agreement in such capacity (collectively, the “Secured Guarantors”; and together with the BRPAC Borrowers, the “Credit Parties”). In addition, we and B. Riley Principal Investments, LLC, the parent corporation of BRPAC and a subsidiary of ours, are guarantors of the obligations under the BRPAC Credit Agreement pursuant to standalone guaranty agreements pursuant to which the shares outstanding membership interests of BRPAC are pledged as collateral.

The obligations under the BRPAC Credit Agreement are secured by first-priority liens on, and first priority security interest in, substantially all of the assets of the Credit Parties which totals approximately $184.6 million (which includes $3.7 million of accounts receivable and $3.3 million of inventory), including a pledge of (a) 100% of the equity interests of the Credit Parties; (b) 65% of the equity interests in United Online Software Development (India) Private Limited, a private limited company organized under the laws of India; and (c) 65% of the equity interests in magicJack VocalTec Ltd., an Israel corporation. Such security interests are evidenced by pledge, security, and other related agreements.

The BRPAC Credit Agreement contains certain covenants, including those limiting the Credit Parties’ and their subsidiaries’ ability to incur indebtedness, incur liens, sell or acquire assets or businesses, change the nature of their businesses, engage in transactions with related parties, make certain investments or pay dividends. In addition, the BRPAC Credit Agreement requires the Credit Parties to maintain certain financial ratios. The BRPAC Credit Agreement also contains customary representations and warranties, affirmative covenants, and events of default, including payment defaults, breach of representations and warranties, covenant defaults and cross defaults. If an event of default occurs, the agent would be entitled to take various actions, including the acceleration of amounts due under the outstanding BRPAC Credit Agreement. We are in compliance with all financial covenants in the BRPAC Credit Agreement as of December 31, 2024.

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Through a series of amendments, including the most recent Fourth Amendment to the BRPAC Credit Agreement (the “Fourth Amendment”) on June 21, 2022, the BRPAC Borrowers, the Secured Guarantors, the Agent and the Closing Date Lenders agreed to the following, among other things: (i) the Closing Date Lenders agreed to make a new $75.0 million term loan to the BRPAC Borrowers, the proceeds of which the BRPAC Borrowers’ used to repay the outstanding principal amount of the existing terms loans and optional loans and will use for other general corporate purposes, (ii) a new applicable margin level of 3.50% was established as set forth from the date of the Fourth Amendment, (iii) Marconi Wireless was added to the BRPAC Borrowers, (iv) the maturity date of the term loan was set to June 30, 2027, and (v) the BRPAC Borrowers were permitted to make certain distributions to the parent company of the BRPAC Borrowers.

The borrowings under the amended BRPAC Credit Agreement bear interest equal to the Term SOFR rate plus a margin of 2.75% to 3.50% per annum, depending on the BRPAC Borrowers’ consolidated total funded debt ratio as defined in the BRPAC Credit Agreement. As of December 31, 2024 and 2023, the interest rate on the BRPAC Credit Agreement was 7.42% and 8.46%, respectively.

Principal outstanding under the Amended BRPAC Credit Agreement is due in quarterly installments. The quarterly installments from March 31, 2025 to December 31, 2026 are in the amount of $3.2 million per quarter, the quarterly installment on March 31, 2027 is in the amount of $2.4 million, and the remaining principal balance is due at final maturity on June 30, 2027.

As of December 31, 2024, and 2023, the outstanding balance on the term loan was $29.8 million (net of unamortized debt issuance costs of $0.3 million) and $46.4 million (net of unamortized debt issuance costs of $0.4 million), respectively. Interest expense on the term loan during the years ended December 31, 2024 and 2023, was $3.5 million (including amortization of deferred debt issuance costs of $0.3 million) and $5.2 million (including amortization of deferred debt issuance costs of $0.3 million), respectively.

On January 6, 2025 (the “Closing Date”), BRPAC entered into the BRPAC Amended Credit Agreement with certain subsidiaries of the Company, the Banc of California, in the capacity as agent and lender and with other lenders party thereto from time to time. Our subsidiary Lingo was added as a BRPAC Borrower to the BRPAC Amended Credit Agreement. Pursuant to the BRPAC Amended Credit Agreement, the lenders made a new five-year $80.0 million term loan to the BRPAC Borrowers, the proceeds of which were used to repay in full the obligations under the original BRPAC Credit Agreement dated December 19, 2018 and the Lingo Credit Agreement. In connection with the BRPAC Amended Credit Agreement, the BRPAC Borrowers also made certain distributions to the parent company of the BRPAC Borrowers from existing cash on hand. The BRPAC Amended Credit Agreement also builds in provisions for incremental term loans up to $40.0 million allowing certain distributions to the parent company of the BRPAC Borrowers from the proceeds of such incremental term loans. The BRPAC Borrowers’ U.S. subsidiaries are guarantors of all obligations under the BRPAC Amended Credit Agreement. The obligations under the BRPAC Amended Credit Agreement are secured by first-priority liens on, and first priority security interest in, substantially all of the assets of the BRPAC Borrowers, including a pledge of (a) 100% of the equity interests of the BRPAC Borrowers; (b) 65% of the equity interests in United Online Software Development (India) Private Limited, a private limited company organized under the laws of India; and (c) 65% of the equity interests in magicJack VocalTec Ltd., an Israel corporation. Such security interests are evidenced by pledge, security, and other related agreements.

The borrowings under the BRPAC Amended Credit Agreement bear interest equal to the Term SOFR rate plus a margin of 2.75% to 3.50% per annum, depending on the BRPAC Borrowers consolidated total funded debt ratio as defined in the BRPAC Amended Credit Agreement. The interest rate is subject to a margin level of 3.25%. As of the Closing Date, the outstanding principal amount was $80.0 million with quarterly installments of principal due in the amount of $4.0 million, and any remaining principal balance is due at final maturity on January 6, 2030.

The BRPAC Amended Credit Agreement contains certain covenants, including those limiting the Credit Parties’, and their subsidiaries’, ability to incur indebtedness, incur liens, sell or acquire assets or businesses, change the nature of their businesses, engage in transactions with related parties, make certain investments or pay dividends. In addition, the BRPAC Amended Credit Agreement requires the Credit Parties to maintain certain financial ratios. The BRPAC Amended Credit Agreement also contains customary representations and warranties, affirmative covenants, and events of default, including payment defaults, breach of representations and warranties, covenant defaults and cross

Annex A-43

defaults. If an event of default occurs, the agent would be entitled to take various actions, including the acceleration of outstanding amounts due under the BRPAC Amended Credit Agreement. The Company obtained a waiver from the lender to allow for an extra 15 days to deliver interim financial statements for the quarter ended March 31, 2025. The Company delivered the interim financial statements within the amended time period.

Senior Note Offerings

During the years ended December 31, 2024 and 2023, we issued zero and $0.2 million, respectively, of senior notes with maturity dates ranging from May 2024 to August 2028 pursuant to At the Market Issuance Sales Agreements with B. Riley Securities, Inc. (“BRS”) which governs the program of at-the-market sales of our senior notes. We filed a series of prospectus supplements with the SEC in respect of our offerings of these senior notes.

In June 2023, we entered into note purchase agreements in connection with the 6.75% Senior Notes due 2024 (“6.75% 2024 Notes”) that were issued for the Targus acquisition. The note purchase agreements had a repurchase date of June 30, 2023 on which date we repurchased our 6.75% 2024 Notes with an aggregate principal amount of $58.9 million. The repurchase price was equal to the aggregate principal amount, plus accrued and unpaid interest up to, but excluding, the repurchase date. The total repurchase payment included approximately $0.7 million in accrued interest.

On February 29, 2024, we partially redeemed $115.5 million aggregate principal amount of our 6.75% 2024 Notes pursuant to the seventh supplemental indenture dated December 3, 2021. The redemption price was equal to 100% of the aggregate principal amount, plus accrued and unpaid interest, up to, but excluding, the redemption date. The total redemption payment included approximately $0.6 million in accrued interest.

On May 31, 2024, we redeemed the remaining $25.0 million aggregate principal amount of the 6.75% 2024 Notes. The redemption price was equal to 100% of the aggregate principal amount, plus any accrued and unpaid interest up to, but excluding, the redemption date. The total redemption payment included approximately $0.1 million in accrued interest. In connection with the full redemption, the 6.75% 2024 Notes, which were listed on NASDAQ under the ticker symbol “RILYO,” were delisted from NASDAQ and ceased trading on the redemption date.

On February 28, 2025, we redeemed all the issued and outstanding 6.375% Senior Notes due February 28, 2025 (the “6.375% 2025 Notes”). The redemption price was equal to 100% of the aggregate principal amount, plus any accrued interest and unpaid interest up to, but excluding, the redemption date The total redemption payment included approximately $0.7 million accrued interest. In connection with the full redemption, the 6.375% 2025 Notes, which were listed on NASDAQ under the ticker symbol “RILYM,” were delisted from NASDAQ and ceased trading on the redemption date.

As of December 31, 2024 and 2023, the total senior notes outstanding was $1.5 billion (net of unamortized debt issue costs of $0.1 million and $1.7 billion (net of unamortized debt issue costs of $13.1 million) with a weighted average interest rate of 5.62% and 5.71%, respectively. Interest on the senior notes is payable on a quarterly basis. Interest expense on the senior notes totaled $92.7 million and $103.2 million during the years ended December 31, 2024 and 2023, respectively.

From March 26, 2025 to July 11, 2025, we completed five private exchange transactions with institutional investors pursuant to which approximately $115.8 million of aggregate principal amount of our 5.50% Senior Notes due March 2026, approximately $2.1 million aggregate principal amount of 6.50% Senior Notes due September 2026, approximately $146.4 million aggregate principal amount of our 5.00% Senior Notes due December 2026, approximately $51.1 million aggregate principal amount of our 6.00% Senior Notes due January 2028, and approximately $39.5 million aggregate principal amount of our 5.25% Senior Notes due August 2028 (collectively, the “Exchanged Notes”) owned by the investors were exchanged for approximately $228.4 million aggregate principal amount of New Notes, whereupon the Exchanged Notes were cancelled.

Dividends

From time to time, we may decide to pay dividends which will be dependent upon our financial condition and results of operations. During the years ended December 31, 2024, and 2023, we paid cash dividends on our common stock of $33.7 million, and $141.1 million, respectively. In August 2024, we announced the suspension of our common

Annex A-44

stock dividend as we prioritize reducing our debt. The declaration and payment of any future dividends or repurchases of our common stock will be made at the discretion of our Board of Directors and will be dependent upon our financial condition, results of operations, cash flows, capital expenditures, and other factors that may be deemed relevant by our Board of Directors.

A summary of our common stock dividend activity during the years ended December 31, 2024 and 2023 was as follows:

Date Declared	Date Paid	Stockholder Record Date	Amount
May 15, 2024	June 11, 2024	May 27, 2024	$0.500
February 29, 2024	March 22, 2024	March 11, 2024	0.500
November 8, 2023	November 30, 2023	November 20, 2023	1.000
July 25, 2023	August 21, 2023	August 11, 2023	1.000
May 4, 2023	May 23, 2023	May 16, 2023	1.000
February 22, 2023	March 23, 2023	March 10, 2023	1.000

Holders of Series A Preferred Stock, when and as authorized by our board of directors, are entitled to cumulative cash dividends at the rate of 6.875% per annum of the $0.03 million liquidation preference ($25.00 per Depositary Share) per year (equivalent to $1,718.75 or $1.71875 per Depositary Share). Dividends are payable quarterly in arrears. As of December 31, 2024 and 2023, dividends in arrears in respect of the Depositary Shares were $0.8 million. On January 21, 2025, the Company announced that it had temporarily suspended dividends on its Series A Preferred Stock. Unpaid dividends will accrue until paid in full.

Holders of Series B Preferred Stock, when and as authorized by our board of directors, are entitled to cumulative cash dividends at the rate of 7.375% per annum of the $0.03 million liquidation preference $25.00 per Depositary Share) per year (equivalent to $1,843.75 or $1.84375 per Depositary Share). Dividends are payable quarterly in arrears. As of December 31, 2024 and 2023, dividends in arrears in respect of the Depositary Shares were $0.5 million. On January 21, 2025, the Company announced that it had temporarily suspended dividends on its Series B Preferred Stock. Unpaid dividends will accrue until paid in full.

A summary of our preferred stock dividend activity during the years ended December 31, 2024 and 2023 was as follows:

Date Declared	Date Paid	Stockholder Record Date	Preferred Dividend per Depositary Share
			Series A	Series B
October 16, 2024	October 31, 2024	October 28, 2024	$0.4296875	$0.4609375
July 9, 2024	July 31, 2024	July 22, 2024	0.4296875	0.4609375
April 9, 2024	April 30, 2024	April 22, 2024	0.4296875	0.4609375
January 9, 2024	January 31, 2024	January 22, 2024	0.4296875	0.4609375
October 10, 2023	October 31, 2023	October 23, 2023	0.4296875	0.4609375
July 11, 2023	July 31, 2023	July 21, 2023	0.4296875	0.4609375
April 10, 2023	May 1, 2023	April 21, 2023	0.4296875	0.4609375
January 9, 2023	January 31, 2023	January 20, 2023	0.4296875	0.4609375

Critical Accounting Estimates

The Company’s accounting estimates are essential to understanding and interpreting the financial results on the consolidated financial statements. The significant accounting policies used in the preparation of the Company’s consolidated financial statements are summarized in Note 2 to the consolidated financial statements. Certain of those policies require management to make estimates and assumptions that affect the reported amounts in our consolidated financial statements. Management bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. On a continual basis, management reviews its estimates utilizing currently available information, changes in facts and circumstances, historical experience, and reasonable assumptions. After such reviews, and if deemed appropriate, management’s estimates are adjusted accordingly. Actual results may vary from these estimates and assumptions under different and/or future circumstances.

Annex A-45

We consider an accounting estimate to be critical if: (1) the accounting estimate requires us to make assumptions about matters that were highly uncertain at the time the accounting estimate was made, and (2) changes in the estimate that are reasonably likely to occur from period to period, or use of different estimates that we reasonably could have used in the current period, would have a material impact on our financial condition or results of operations. We believe the following accounting estimates to be critical to our business operations and the understanding of results of operations and affect the more significant judgements and estimates used in the preparation of our consolidated financial statements.

Fair Value Measurements

The fair value of loan receivables, investments which are included in securities and other investments owned, and securities sold, not yet purchased, are accounted for in accordance with the accounting guidance Accounting Standards Codification (“ASC”) 820 — Fair Value Measurements with gains or losses recognized in our consolidated statement of operations. The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the hierarchy under accounting principles generally accepted in the United States of America (“GAAP”) gives (i) the highest priority to unadjusted quoted prices in active markets for identical, unrestricted assets or liabilities (level 1 inputs), (ii) the next priority to inputs other than level 1 inputs that are observable, either directly or indirectly (level 2 inputs), and (iii) the lowest priority to inputs that cannot be observed in market activity (level 3 inputs).

A significant amount of our assets consist of loan receivables and equity securities for which market quotes are not readily available and a significant degree of judgement is applied to reflect those judgements that a market participant would use in valuing the asset or liability. Absent evidence to the contrary, financial instruments classified in level 3 of the fair value hierarchy are initially valued at transaction price, which is considered the best initial estimate of fair value. Subsequent to the transaction date, these financial instruments that are classified in level 3 of the fair value hierarchy are valued using valuation techniques that incorporate one or more significant unobservable inputs, and therefore involve the greatest degree of management judgements. These judgements include (a) determining the appropriate valuation methodology and/or model for each type of level 3 financial instrument; (b) determining model inputs based on an assessment of relevant empirical market data, including prices evidenced in market transactions, interest rates, credit spreads, volatilities, and correlations; and (c) determining the appropriate valuation adjustments to reflect counterparty credit quality, liquidity considerations, and other observations as it pertains to the individual financial instrument.

See Note 2(v), “Fair Value Measurements,” to the consolidated financial statements for further discussion regarding fair value of financial instruments.

Goodwill and Other Intangible Assets

We account for goodwill and intangible assets in accordance with the accounting guidance which requires that goodwill and other intangibles with indefinite lives be tested for impairment annually or on an interim basis if events or circumstances indicate that the fair value of an asset has decreased below its carrying value.

Goodwill includes the excess of the purchase price over the fair value of net assets acquired in business combinations and the acquisition of noncontrolling interests. ASC 350 — Intangibles — Goodwill and Other, as amended by Accounting Standards Update (“ASU”) No. 2017-04, Simplifying the Test for Goodwill Impairment, permits management to perform a qualitative analysis to determine whether it is more likely than not that the fair value of a reporting unit is less than its corresponding carrying value. If management determines the reporting unit’s fair value is more likely than not less than its carrying value, a quantitative analysis will be performed to compare the fair value of the reporting unit with its corresponding carrying value. If the conclusion of the quantitative analysis is that the fair value is in fact less than the carrying value, management will recognize a goodwill impairment charge for the amount by which the reporting unit’s carrying value exceeds its fair value. Application of the goodwill impairment test requires judgment, including the identification of reporting units, assigning assets and liabilities to reporting units, assigning goodwill to reporting units, and determining the fair value. We operate five reporting units, which are the same as our reporting segments described in Note 24 — Business Segments: the Capital Markets segment, Wealth Management segment, Communications segment, and Consumer Products segment and the All Other category. Significant judgment is required to estimate the fair value of reporting units which includes estimating future cash flows, determining appropriate discount rates and other assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value and/or goodwill impairment.

Annex A-46

We review the carrying value of our finite-lived amortizable intangibles and other long-lived assets for impairment at least annually or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of long-lived assets is measured by comparing the carrying amount of the asset or asset group to the undiscounted cash flows that the asset or asset group is expected to generate. If the undiscounted cash flows of such assets are less than the carrying amount, the impairment to be recognized is measured by the amount by which the carrying amount of the asset or asset group, if any, exceeds its fair market value.

In performing the annual review of goodwill and other intangible assets at December 31, 2024, qualitative factors indicated it could be more likely than not that the carrying value of goodwill and other intangible assets for the Nogin reporting unit could be impaired and the tradename for the Targus reporting unit could be impaired. For the Targus reporting unit, there were also qualitative factors in performing the interim and annual analysis at June 30, 2024, December 31, 2023 and September 30, 2023 that indicated it could be more likely than not that the carrying value of goodwill and tradename for the Targus reporting unit could be impaired. As more fully described in Note 10, based on the results of these analyses, we recorded non-cash impairment charges of $105.4 million during the year ended December 31, 2024 which included impairment charges related to (a) indefinite lived assets of $84.3 million related to goodwill and $5.0 million related to tradenames and (b) $16.0 million related to finite-lived intangible assets for customer relationships, internally developed software and other intangible assets, and trademarks. We recorded non-cash impairment charges of $70.3 million during the year ended December 31, 2023 which included impairment charges related to (a) indefinite lived assets of $53.1 million related to goodwill and $15.5 million related to tradenames and (b) $1.7 million related to finite-lived tradename in the Capital Markets segment that was no longer used by us.

See Note 2(u), “Goodwill and Other Intangible Assets,” to the consolidated financial statements for further discussion regarding goodwill impairment.

Income Taxes

The Company is subject to the income tax laws of the various jurisdictions in which it operates, including U.S. federal, state and local, and non-U.S. jurisdictions. These laws are often complex and may be subject to different interpretations. To determine the financial statement impact of accounting for income taxes, including the provision for income tax expense and unrecognized tax benefits, management must make assumptions and judgments about how to interpret and apply these complex tax laws to numerous transactions and business events, as well as make judgments regarding the timing of when certain items may affect taxable income in the U.S. and non-U.S. tax jurisdictions.

The Company’s interpretations of tax laws in the U.S. and non-U.S. jurisdictions are subject to review and examination by the various taxing authorities in the jurisdictions where the Company operates, and disputes may occur regarding its view on a tax position. Generally, disputes over interpretations with the various taxing authorities may be settled by audit or administrative appeals in the tax jurisdictions in which the Company operates. The Company regularly reviews whether it may be assessed additional income taxes as a result of the resolution of these matters, and the Company records additional unrecognized tax benefits, as appropriate. In addition, the Company may revise its estimate of income taxes due to changes in income tax laws, legal interpretations, and business strategies. It is possible that revisions in the Company’s estimate of income taxes may materially affect the Company’s results of operations in any reporting period.

Deferred taxes arise from differences between assets and liabilities measured for financial reporting versus income tax return purposes. Deferred tax assets are recognized if, in management’s judgment, their realizability is determined to be more likely than not. Deferred taxes are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred taxes of a change in tax rates is recognized within the provision for income taxes in the period enacted.

The Company has also recognized deferred tax assets in connection with certain tax attributes, including net operating loss (“NOL”), interest expense limitations and capital loss carryforwards. The Company performs regular reviews to ascertain whether its deferred tax assets are realizable. These reviews include management’s estimates and assumptions regarding future taxable income and may incorporate various tax planning strategies, including strategies that may be available to utilize tax attributes before they expire. In connection with these reviews, if it is determined that a deferred tax asset is not realizable, a valuation allowance is established. The valuation allowance may be reversed in a subsequent reporting period if the Company determines that, based on revised estimates of future taxable income or changes in tax planning strategies, it is more likely than not that all or part of the deferred tax asset will become realizable. As of December 31, 2024, management has recorded a valuation allowance for deferred tax assets that the Company has determined it is more likely than not that the deferred tax assets will not be realized.

Annex A-47

The Company adjusts its unrecognized tax benefits as necessary when new information becomes available, including changes in tax law and regulations and interactions with taxing authorities. Uncertain tax positions that meet the more-likely-than-not recognition threshold are measured to determine the amount of benefit to recognize. An uncertain tax position is measured at an amount of benefit that management believes is more likely than not to be realized upon settlement. It is possible that the reassessment of unrecognized tax benefits may have a material impact on the Company’s effective income tax rate in the period in which the reassessment occurs. Although the Company believes that its estimates are reasonable, the final tax amount could be different from the amounts reflected in the Company’s income tax provisions and accruals. To the extent that the final outcome of these amounts is different than the amounts recorded, such differences will generally impact the Company’s provision for income taxes in the period in which such a determination is made.

The Company’s provision for income taxes is composed of current and deferred taxes. The current and deferred tax provisions are calculated based on estimates and assumptions that could differ from the actual results reflected in income tax returns filed during the subsequent year. Adjustments based on filed returns are generally recorded in the period when the tax returns are filed and these adjustments could impact the Company’s effective tax rate.

See Note 16, “Income Taxes,” to the consolidated financial statements for further discussion regarding income taxes.

Recent Accounting Standards

See Note 2(af) to the accompanying financial statements for recent accounting standards we have not yet adopted and recently adopted.

Annex A-48

SECTION 6 — MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS FOR THE NINE MONTHS ENDED
SEPTEMBER 30, 2025

Note: The information in this Annex Section 6 is included directly from the Company’s Quarterly Report on Form 10-Q, for the period ended September 30, 2025, filed with the Securities and Exchange Commission on January 14, 2026 (“Q3 10-Q”). Any cross-references contained in this Annex Section 3 refer to sections contained in the Q3 10-Q.

This report contains forward-looking statements. These statements relate to future events or our future financial performance. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “could,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “future,” “intend,” “seek,” “likely,” “potential” or “continue,” the negative of such terms or other comparable terminology. These statements are only predictions. Actual events or results may differ materially.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. Moreover, neither we, nor any other person, assume responsibility for the accuracy and completeness of the forward-looking statements. We are under no obligation to update any of the forward-looking statements after the filing of this Quarterly Report to conform such statements to actual results or to changes in our expectations.

The following discussion of our financial condition and results of operations should be read in conjunction with our unaudited condensed consolidated financial statements and the related notes and other financial information appearing elsewhere in this Quarterly Report. Readers are also urged to carefully review and consider the various disclosures made by us which attempt to advise interested parties of the factors which affect our business, including without limitation the disclosures made in Item 1A of Part II of this Quarterly Report under the caption “Risk Factors.”

Risk factors that could cause actual results to differ from those contained in the forward-looking statements include, but are not limited to: volatility in our revenues and results of operations; changing conditions in the financial markets; matters related to our investment in Freedom VCM Holdings, LLC (“Freedom VCM”) and developments related to our prior business relationship with Brian Kahn (the former CEO of Freedom VCM); the receipt by the Company and Bryant Riley of subpoenas from the SEC; material weaknesses in internal control over financial reporting; our ability to generate sufficient revenues to achieve and maintain profitability; our exposure to credit risk; the short term nature of our engagements; failure to successfully compete in any of our businesses; our dependence on communications, information and other systems and third parties; the potential loss of financial institution clients; the illiquidity of, and additional potential losses from, our proprietary investments; changing economic and market conditions, including inflation and any actions by the Federal Reserve to address inflation, and the possibility of recession or an economic downturn; the effects of tariffs and other governmental initiatives, and related impacts including supply chain disruptions, labor shortages and increased labor costs; potential liability and harm to our reputation if we were to provide an inaccurate appraisal or valuation; potential mark-downs in inventory in connection with purchase transactions; loss of key personnel; our ability to borrow under our credit facilities; failure to comply with the terms of our credit agreements or senior notes; the level of our indebtedness; our ability to meet future capital requirements; our ability to realize the benefits of our completed acquisitions, including our ability to achieve anticipated opportunities and cost savings, and accretion to reported earnings estimated to result from completed and proposed acquisitions in the time frame expected by management or at all; the diversion of management time on divestiture — related issues; the impact of legal proceedings, including in respect of matters related to Freedom VCM and Brian Kahn; the activities of short sellers and their impact on our business and reputation; and the effect of geopolitical instability, including wars, conflicts and terrorist attacks, including the impacts of Russia’s invasion of Ukraine and conflicts in the Middle East. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Except as otherwise required by the context, references in this Quarterly Report to the “Company,” “BRC,” “BRC Group Holdings,” “we,” “us” or “our” refer to the combined business of BRC Group Holdings (f/k/a B. Riley Financial, Inc.) and all of its subsidiaries.

Annex A-49

Overview

Description of the Company

BRC Group Holdings, Inc. (f/k/a B. Riley Financial Inc.) (NASDAQ: RILY) (the “Company”) is a diversified holding company, including financial services, telecom, and retail, and investments in equity, debt and venture capital. Our core financial services platform provides small cap and middle market companies customized end-to-end solutions at every stage of the enterprise life cycle. Our banking business offers comprehensive services in capital markets, sales, trading, research, merchant banking, M&A, and restructuring. Our wealth management business offers wealth management and financial planning services including brokerage, investment management, insurance, and tax preparation. Our telecom businesses provide consumer and business services including traditional, mobile and cloud phone, internet and data, security, and email. Our retail companies provide home furnishings and mobile computing accessories. BRC deploys its capital inside and outside its core financial services platform to generate shareholder value through opportunistic investments.

The Company also opportunistically invests in and acquires companies or assets with attractive risk-adjusted return, with a focus on making operational improvements within these companies in an effort to maximize free cash flow.

We are headquartered in Los Angeles, California and maintain offices throughout the U.S. including in New York, Chicago, Metro District of Columbia, Boston, Memphis, Miami, San Francisco, Boca Raton, and Palm Beach, as well as additional offices located in Canada, Europe, Asia, and Australia.

Our Business Segments

We maintain a diverse composition of businesses that operate in five reportable segments: Capital Markets, Wealth Management, Communications, Consumer Products, and E-Commerce segment. The descriptions below illustrate the businesses that comprise our segments.

Management evaluates many different financial and non-financial metrics to assess the individual performance of each of these various business segments. However, across most businesses, management primarily assesses each business’s financial performance based upon each of the businesses revenues and operating profits generated excluding non-cash charges and the impact of gains and losses related to securities and other investments held. Management believes that gains and losses on individual investments are generally impacted by individual characteristics specific to each investment and although this has an impact on our overall financial performance the impact of these gains and losses may not be indicative of the overall strength or weakness in each of our business operations. Additionally, in evaluating the financial performance of each of our businesses, management monitors the increase or decrease in operating results from period to period while factoring in the relative volatility inherent in each industry in which these businesses operate. Management recognizes that some of the Company’s businesses exhibit more volatile results.

Capital Markets Segment — We provide investment banking, equity research and institutional brokerage services to publicly traded and privately held companies, institutional investors, and financial sponsors; fund and asset management services to institutional and high-net-worth individual investors; and direct lending services to middle market companies. We also trade equity securities as a principal for our account, including investments in funds managed by our subsidiaries. We maintain an investment portfolio comprised of public and private equities and debt securities. We also opportunistically provide loans to our clients, and we engage in securities-based lending which involves the borrowing and lending of equity and fixed income securities.

Our investment approach is value-oriented and represents a core competency of our capital markets strategy. We act as an advisor to our clients, which at times involves complex transactions consistent with our value-oriented investment philosophy. We often provide consulting, capital raising, or investment banking services for companies in which we may have significant influence through equity ownership, representation on the board of directors (or similar governing body), or both.

Annex A-50

Wealth Management Segment — We provide retail brokerage, investment management, and insurance, and tax preparation services to individuals and families, small businesses, non-profits, trusts, foundations, endowments, and qualified retirement plans through a boutique private wealth and investment management firm to meet the individual financial needs and goals of our customers. Our experienced financial advisors provide investment management, retirement planning, education planning, wealth transfer and trust coordination, and lending and liquidity solutions. Our investment strategists provide strategies and real-time market views and commentary to help our clients make important and informed financial and investment decisions.

Communications Segment — We own a number of businesses that comprises our Communications Segment that we have acquired for attractive risk-adjusted investment return characteristics. We may pursue future acquisitions to expand this portfolio of businesses which currently includes: Lingo Management, LLC (“Lingo”), a global cloud/unified communications and managed service provider that includes the operations of BullsEye Telecom, Inc. (“BullsEye”), a single source communications and cloud technology provider (previously merged into Lingo); Marconi Wireless Holdings, LLC (“Marconi Wireless”), a mobile virtual network operator that provides mobile phone voice, text, and data services and devices; magicJack VoIP Services, LLC (“magicJack”), a VoIP cloud-based technology and communications provider that offers related devices and subscription services; and United Online, Inc. (“UOL”), an Internet access provider that offers dial-up, mobile broadband and digital subscriber line services under the NetZero and Juno brands.

Consumer Products Segment — This segment is comprised of Tiger US Holdings, Inc. (“Targus”), which is a multinational company that, together with its subsidiaries, designs, manufactures, and sells consumer and enterprise productivity products with a large business-to-business (B2B) customer client base and global distribution in over 100 countries. The Targus product line includes laptop and tablet cases, backpacks, universal docking stations, and computer accessories.

E-Commerce Segment — This segment is comprised of Nogin, Inc. (“Nogin”), which is a technology platform operating e-commerce stores that delivers Commerce-as-a-Service (“CaaS”) solutions for apparel brands and other retailers. The Company manages clients’ front-to-back-end operations of the e-commerce stores and also provides marketing services to their clients. The Company’s business model is based on providing a comprehensive e-commerce solution to its customers on a revenue sharing basis.

Our operating results are primarily comprised of the operations of these businesses within our five reportable operating segments. However, we also generate revenues from other businesses that we may acquire with the goal to expand their operations, drive growth, and create operational efficiencies to improve cash flows to reinvest across other business operations in our platform. These businesses are typically in fragmented markets and include the operations of a regional environmental services business, and bebe which operates rent-to-own stores.

In prior years, we also generated operating revenues from our majority owned subsidiary that licenses the trademarks and intellectual properties from our ownership of six brands: Catherine Malandrino, English Laundry, Joan Vass, Kensie Girl, Limited Too and Nanette Lepore, and we generated other income from dividends we receive from our equity ownership of investments that range from 10% to 50% in companies that license the trademark and intellectual property of the Hurley, Justice, and Scotch & Soda brands and bebe and Brookstone brands (equity ownership of bebe stores, inc. (“bebe”), our majority owned subsidiary). We also reported fair value adjustments from these equity investments since we elected to account for these equity investments using the fair value method of accounting. These operating results are included in discontinued operations and are expected to be deconsolidated as a result of the Sale by bebe and completion of the secured financing of the Brand Interests as discussed in Note 4 — Discontinued Operations and Assets Held for Sale to the accompanying unaudited condensed consolidated financial statements.

Annex A-51

Securities and Other Investments Owned Portfolio — We have a portfolio of securities and other investments owned that consists of public equity securities, private equity securities, corporate bonds, other fixed income securities, and partnership interests and other investments as follows at September 30, 2025 and December 31, 2024:

	September 30, 2025	December 31, 2024
Public Equity Securities:
Babcock & Wilcox Enterprises, Inc. – common stock	$79,595	$45,012
Babcock & Wilcox Enterprises, Inc. – preferred stock	1,959	1,528
Double Down Interactive Co., Ltd – common stock	32,227	43,706
Synchronoss Technologies, Inc. – common stock	2,488	7,200
Other public equities	33,465	27,446
Total public equity securities	149,734	124,892

Private Equity Securities:
Other private equities	98,968	107,616
Total private equity securities	98,968	107,616
Total equity securities	248,702	232,508

Corporate bonds	33,048	29,027
Other fixed income securities	10,141	4,923
Partnership interest and other	23,575	15,867
Total securities and other investments owned	$315,466	$282,325

Securities and other investments owned was $315.5 million and $282.3 million as of September 30, 2025 and December 31, 2024, respectively. Of this amount, the carrying value of equity securities totaled $248.7 million and $232.5 million as of September 30, 2025 and December 31, 2024, respectively. Of these amounts, public equity securities totaled $149.7 million and $124.9 million as of September 30, 2025 and December 31, 2024, and private equity securities totaled $99.0 million and $107.6 million as of September 30, 2025 and December 31, 2024, respectively.

The carrying value of Babcock & Wilcox Enterprises, Inc.’s (“B&W”) — common stock held as of held as of September 30, 2025 and December 31, 2024 was $79.6 million and $45.0 million, respectively. The change in the carrying value for the nine months ended September 30, 2025 was due to a increase in the public share price during the period.

The carrying value of our Double Down Interactive Co., Ltd common stock held as of September 30, 2025 and December 31, 2024 was $32.2 million and $43.7 million, respectively. The change in the carrying value for the nine months ended September 30, 2025 was primarily driven by sales of the securities and, to a lesser extent, a decrease in the public share price during the period.

The carrying value of our investments in other public equities held as of September 30, 2025 and December 31, 2024 was $33.5 million and $27.4 million, respectively. The change in the carrying value for the nine months ended September 30, 2025 was driven by purchases of certain other public equity securities and, to a lesser extent, increases in the public share prices during the period.

The carrying value of our investments in other private equities held as of September 30, 2025 and December 31, 2024 was $99.0 million and $107.6 million, respectively. The decrease in the carrying value for the nine months ended September 30, 2025 was driven by sales of certain private securities and, to a lesser extent, decreases in fair values during the period.

Annex A-52

Recent Developments

Name Change

On January 1, 2026, the Company’s previously announced name change became effective. The name of the Company is now BRC Group Holdings, Inc. Our trading symbol (“RILY”) and our CUSIP (05580M108) remain the same.

Critical Accounting Estimates

The preparation of our unaudited condensed consolidated financial statements in accordance with generally accepted accounting principles (“GAAP”) requires management to make estimates and assumptions that affect reported amounts of assets and liabilities, related disclosures of contingent assets and liabilities, and reported amounts of revenue and expense during the reporting period. The estimates and assumptions are based on historical experience and on other factors that management believes to be reasonable. Actual results may significantly differ from those estimates. Critical accounting estimates represent the areas where more significant judgments and estimates are used in the preparation of our unaudited condensed consolidated financial statements. A discussion of such critical accounting estimates, which include fair value measurements, goodwill and other intangible assets, and accounting for income tax valuation allowances can be found in our Annual Report on Form 10-K for the fiscal year ended December 31, 2024.

At June 30, 2025, qualitative factors indicated it could be more likely than not that the carrying value of the Targus tradename in the Consumer Products segment could be impaired. In order to estimate the fair value of the Targus tradename management must make certain estimates and assumptions which, among other things, included an assessment of market conditions, projected cash flows, discount rates, and revenue growth rates. The inputs for the fair value calculations included a 3.5% growth rate to calculate the terminal value, a discount rate of 22.2%, and a royalty rate of 1.5%. This resulted in an impairment charge for the Targus tradename in the amount of $1.5 million at June 30, 2025. Changes in these estimates and assumptions could materially affect the determination of fair value and any impairment charge for the tradename. Any changes from our current estimates and assumptions that result in materially different estimates and assumptions in the future in response to changing economic conditions, changes in our business or for other reasons could result in the recognition of additional impairment charges in future periods. There were no impairments of goodwill or indefinite-lived intangibles of other reporting units identified in an interim basis during the nine months ended September 30, 2025.

Annex A-53

Results of Operations

The following period to period comparisons of our financial results and our interim results are not necessarily indicative of future results.

Three Months Ended September 30, 2025 Compared to Three Months Ended September 30, 2024

Condensed Consolidated Statements of Operations
(Dollars in thousands)

	Three Months Ended September 30,		Change
	2025	2024	Amount	%
Revenues:
Services and fees	$170,668	$174,573	$(3,905)	(2.2)%
Trading gains (losses), net	53,012	(1,238)	54,250	n/m
Fair value adjustments on loans	1,299	(71,477)	72,776	(101.8)%
Interest income – loans	2,094	11,251	(9,157)	(81.4)%
Interest income – securities lending	2,523	7,007	(4,484)	(64.0)%
Sale of goods	48,275	55,248	(6,973)	(12.6)%
Total revenues	277,871	175,364	102,507	58.5%
Operating expenses:
Direct cost of services	31,291	49,659	(18,368)	(37.0)%
Cost of goods sold	35,001	40,312	(5,311)	(13.2)%
Selling, general and administrative expenses	143,892	161,075	(17,183)	(10.7)%
Restructuring charge	184	116	68	58.6%
Interest expense – Securities lending and loan participations sold	2,094	6,359	(4,265)	(67.1)%
Total operating expenses	212,462	257,521	(45,059)	(17.5)%
Operating income (loss)	65,409	(82,157)	147,566	(179.6)%
Other income (expense):
Interest income	1,491	1,432	59	4.1%
Dividend income	564	675	(111)	(16.4)%
Realized and unrealized gains (losses) on investments	32,756	(22,197)	54,953	n/m
Change in fair value of financial instruments and other	(3,314)	—	(3,314)	n/m
Gain on sale and deconsolidation of businesses	—	476	(476)	(100.0)%
Gain on senior note exchange	12,222	—	12,222	n/m
Income from equity investments	9,193	6	9,187	n/m
Loss on extinguishment of debt	(950)	(5,900)	4,950	(83.9)%
Interest expense	(18,769)	(32,996)	14,227	(43.1)%
Income (loss) from continuing operations before income taxes	98,602	(140,661)	239,263	(170.1)%
Provision for income taxes	(1,183)	(9,950)	8,767	(88.1)%
Income (loss) from continuing operations	97,419	(150,611)	248,030	(164.7)%
Loss from discontinued operations, net of income taxes	(1,866)	(136,987)	135,121	(98.6)%
Net income (loss)	95,553	(287,598)	383,151	(133.2)%
Net income (loss) attributable to noncontrolling interests	4,470	(3,201)	7,671	n/m
Net income (loss) attributable to Registrant	91,083	(284,397)	375,480	(132.0)%
Preferred stock dividends	2,015	2,015	—	—%
Net income (loss) available to common shareholders	$89,068	$(286,412)	$375,480	(131.1)%

____________

n/m – Not applicable or not meaningful.
Annex A-54

Revenues

The table below and the discussion that follows are based on how we analyze our business.

	Three Months Ended September 30,		Change
	2025	2024	Amount	%
Services and fees:
Capital Markets segment	$65,352	$30,437	$34,915	114.7%
Wealth Management segment	34,342	49,389	(15,047)	(30.5)%
Communications segment	59,363	66,241	(6,878)	(10.4)%
E-Commerce segment	—	5,233	(5,233)	(100.0)%
All Other	11,611	23,273	(11,662)	(50.1)%
Subtotal	170,668	174,573	(3,905)	(2.2)%

Trading gains (losses), net:
Capital Markets segment	44,951	(1,908)	46,859	n/m
Wealth Management segment	8,061	670	7,391	n/m
Subtotal	53,012	(1,238)	54,250	n/m

Fair value adjustments on loans:
Capital Markets segment	1,299	(71,477)	72,776	(101.8)%

Interest income – loans:
Capital Markets segment	2,094	11,251	(9,157)	(81.4)%

Interest income – securities lending:
Capital Markets segment	2,523	7,007	(4,484)	(64.0)%

Sale of goods:
Communications segment	1,003	1,318	(315)	(23.9)%
Consumer Products segment	46,967	49,793	(2,826)	(5.7)%
E-Commerce segment	—	3,749	(3,749)	(100.0)%
All Other	305	388	(83)	(21.4)%
Subtotal	48,275	55,248	(6,973)	(12.6)%
Total revenues	$277,871	$175,364	$102,507	58.5%

____________

n/m – Not applicable or not meaningful.

Total revenues increased $102.5 million to $277.9 million during the three months ended September 30, 2025 from $175.4 million during the three months ended September 30, 2024. The increase in revenues during the three months ended September 30, 2025 was primarily due to increases in fair value adjustments on loans of $72.8 million, and increases in fair value of the portfolio of securities and other investments owned of $54.3 million, partially offset by decreases in revenues from interest income from loans of $9.2 million, sale of goods of $7.0 million, interest income from securities lending of $4.5 million, and services and fees of $3.9 million. Of the $72.8 million increase in fair value adjustments related to loans, $54.2 million related to the loan to Vintage Capital Management, LLC (“VCM”) and $18.6 million related to the loan to Conn’s Inc. (“Conn’s”). The decrease in revenue of $3.9 million from services and fees in the three months ended September 30, 2025 consisted of decreases in revenue of $15.0 million in the Wealth Management segment, $11.7 million in All Other, $6.9 million in the Communications segment, and $5.2 million in the E-Commerce segment, partially offset by an increase of revenue of $34.9 million in the Capital Markets segment.

Revenues from services and fees in the Capital Markets segment increased $34.9 million to $65.4 million during the three months ended September 30, 2025 from $30.4 million during the three months ended September 30, 2024. The increase in revenues was primarily due to increases of $32.6 million of corporate finance, consulting, and investment banking fees, $2.2 million in asset management fees, $0.7 million in commission fees, and $0.3 million in dividends, partially offset by increases of $0.7 million of interest income, and $0.2 million in other income. The increase in investment banking revenues is related to the episodic nature of this business, an increase in the number of transactions when compared to the prior period, and the public press release of the B. Riley Securities Holdings,

Annex A-55

Inc. (“BRSH”) carve out. The increases in investment banking revenues were $13.6 million in investment banking underwriting fees, $11.5 million in private placement fees, and $9.4 million in at the market fees, partially offset by a decrease of $1.7 million in mergers and acquisitions advisory fees.

Revenues from the Wealth Management segment are comprised of the following:

	Three Months Ended September 30,
	2025	2024
Revenues – Services and fees
Brokerage revenues	$18,582	$23,120
Advisory revenues	10,800	19,935
Other	4,960	6,334
Total services and fees revenue	34,342	49,389
Trading gains (losses), net	8,061	670
Total revenues	$42,403	$50,059

Revenues from brokerage and advisory decreased $13.7 million to $29.4 million during the three months ended September 30, 2025 from $43.1 million during the three months ended September 30, 2024. The decrease in revenues was primarily due to decreases in revenue from wealth and asset management fees due to a reduction in AUM which was driven by a loss of headcount of wealth management advisors and the Stifel transaction in April 2025. Refer to Note 4 to the accompanying unaudited condensed consolidated financial statements for additional information. Total assets under management were approximately $13.3 billion and $25.7 billion at September 30, 2025 and September 30, 2024, respectively. Of these amounts, advisory assets under management totaled approximately $4.2 billion at September 30, 2025 and $8.1 billion at September 30, 2024. Advisory revenues were 0.25% and 0.24% of average advisory assets under management during the three months ended September 30, 2025 and 2024, respectively. The average revenues earned on advisory assets under management are not expected to fluctuate significantly from period to period as a percentage of advisory assets under management. Brokerage revenues are primarily comprised of commissions and fees earned from trading activities from brokerage client assets. Other revenues is primarily comprised of tax service fees and management fees earned from comprehensive client focused services performed.

Revenues from services and fees in the Communications segment decreased $6.9 million to $59.4 million during the three months ended September 30, 2025 from $66.2 million during the three months ended September 30, 2024. The decrease in revenues was primarily due to decreases in subscription revenue of $6.7 million, $1.7 million of which related to divestiture of the Lingo wholesale carrier business in third quarter of fiscal year 2024. Of the remaining $5.1 million decrease in subscription revenue, $1.8 million was from Marconi Wireless, $1.7 million was from Lingo, $1.1 million was from magicJack, and $0.4 million was from UOL. We expect Lingo, magicJack, Marconi Wireless and UOL subscription revenue to continue to decline year-over-year as landline and VoIP technologies are older and cellular services are offered in a highly competitive marketplace.

There were no revenues from services and fees in the E-Commerce segment during the three months ended September 30, 2025. This segment consisted of Nogin which we deconsolidated in the first quarter of 2025. Refer to Note 3 to the accompanying unaudited condensed consolidated financial statements for additional information.

Revenues from services and fees in All Other decreased $11.7 million to $11.6 million during the three months ended September 30, 2025 from $23.3 million during the three months ended September 30, 2024. These revenues include merchandise rental fees and sales from bebe, and the operations of a regional environmental services business, which was sold in the first quarter of 2025. Revenues from services and fees in All Other decreased by $11.2 million related to the regional environmental services business, and $0.9 million related to merchandise rental fees from bebe, partially offset by an increase in revenues of $0.4 million in other revenue.

Trading gains (losses), net increased $54.3 million to income of $53.0 million during the three months ended September 30, 2025 compared to loss of $1.2 million during the three months ended September 30, 2024. The income of $53.0 million during the three months ended September 30, 2025 was primarily due to realized and unrealized income on investments made in our proprietary trading accounts, primarily gains of $30.2 million on Babcock & Wilcox Enterprises, Inc. (“B&W”) and $28.4 million on Applied Digital Corporation (“Applied Digital”), offset by trading losses.

Annex A-56

In our Capital Markets segment we have a portfolio of loans receivable that are measured at fair value with changes in fair value reported in our results of operations. The loan portfolio and fair value adjustments on loans consisted of the following:

				Fair Value Adjustments on Loans
		Loans Receivable, at Fair Value		Three Months Ended September 30,
	Industry or Type of Loan	September 30, 2025	December 31, 2024	2025	2024
Related Party Loans:
Vintage Capital Management, LLC	Retail/consumer	$1,303	$2,057	$(165)	$(54,333)
Freedom VCM Receivables, Inc.	Consumer receivable portfolio	—	3,913	—	534
Conn’s, Inc.	Retail/consumer	—	38,826	—	(18,600)
W.S. Badcock Corporation	Consumer receivable portfolio	—	2,169	—	852
Great American Holdings, LLC	Professional Services	25,000	—	—	—
Other related party loans	Professional Services, Industrials	1,542	4,937	116	2,779
Total related party		27,845	51,902	(49)	(68,768)

Exela Technologies, Inc.	Technology	25,173	32,136	1,323	(221)
Norlin EV Limited	Real Estate	—	6,065	25	12
Other loans	Various	2,000	—	—	(2,500)
Total		$55,018	$90,103	$1,299	$(71,477)

The fair value adjustments on loans receivable for the three months ended September 30, 2025 and 2024, were $1.3 million and $(71.5) million, respectively. During the three months ended September 30, 2025 and 2024, fair value adjustments for other loans receivable totaled $1.3 million and $(2.7) million, respectively.

The $72.8 million favorable variance in fair value adjustment related to our loans receivable during the three months ended September 30, 2025 was primarily driven by $54.2 million related to the VCM and $18.6 million related to Conn’s.

Interest income from loans decreased $9.2 million to $2.1 million during the three months ended September 30, 2025 from $11.3 million during the three months ended September 30, 2024. The decrease was primarily due to non-accrual of interest on the following adjusted loans: $3.4 million for VCM, and $1.5 million for Nogin, as well as a reduction in loan receivable balances from $151.7 million as of September 30, 2024 to $55.0 million as of September 30, 2025.

Interest income from securities lending decreased $4.5 million to $2.5 million during the three months ended September 30, 2025 from $7.0 million during the three months ended September 30, 2024. The decrease was due to counterparties constraining their business activity and a reduced strategic focus and deployment of capital in securities lending, which led to lower securities lending balances.

Revenues from the sale of goods decreased $7.0 million to $48.3 million during the three months ended September 30, 2025 from $55.2 million during the three months ended September 30, 2024. The decrease was primarily related to decreases of $3.7 million from Nogin in the E-Commerce segment, which was deconsolidated in the first quarter of 2025,$2.8 million from the Consumer Products segment due to a decrease in computer and peripheral sales worldwide, $0.3 million from the Communications segment, and $0.1 million in All Other consisting of sales of goods from bebe.

Annex A-57

Operating Expenses

Direct cost of services

Direct cost of services decreased $18.4 million to $31.3 million during the three months ended September 30, 2025 from $49.7 million during the three months ended September 30, 2024. The decrease in direct cost of services was primarily attributable to a decrease of $8.3 million from the Communications segment, $2.0 million of which was attributable to divestiture of the Lingo wholesale carrier business in third quarter of fiscal year 2024, $7.1 million from All Other, consisting of $6.7 million from the regional environmental services business that was sold in the first quarter of 2025, and $0.4 million from bebe, and $3.0 million from the E-Commerce segment, consisting of Nogin which was deconsolidated in the first quarter of 2025.

Cost of goods sold

Cost of goods sold for the three months ended September 30, 2025 decreased $5.3 million to $35.0 million from $40.3 million during the three months ended September 30, 2024. The decrease in cost of goods sold was primarily attributable to decreases of $2.8 million in the Consumer Products segment, due to lower sales volume, $2.1 million from the E-Commerce segment, consisting of Nogin which was deconsolidated in the first quarter of 2025, $0.3 million from the Communications segment due to decreased sales, and $0.1 million from All Other consisting of cost of goods from bebe.

Selling, general and administrative expenses

Selling, general and administrative expenses during the three months ended September 30, 2025 and 2024 were comprised of the following:

	Three Months Ended September 30, 2025		Three Months Ended September 30, 2024		Change
	Amount	%	Amount	%	Amount	%
Capital Markets segment	$53,427	37.1%	$31,270	19.4%	$22,157	70.9%
Wealth Management segment	35,213	24.5%	49,279	30.6%	(14,066)	(28.5)%
Communications segment	19,386	13.5%	21,533	13.4%	(2,147)	(10.0)%
Consumer Products segment	14,506	10.1%	16,893	10.5%	(2,387)	(14.1)%
E-Commerce segment	—	—%	9,089	5.6%	(9,089)	(100.0)%
Corporate and All Other	21,360	14.8%	33,011	20.5%	(11,651)	(35.3)%
Total selling, general & administrative expenses	$143,892	100.0%	$161,075	100.0%	$(17,183)	(10.7)%

Total selling, general and administrative expenses decreased by $17.2 million to $143.9 million during the three months ended September 30, 2025 from $161.1 million during the three months ended September 30, 2024. The decrease was primarily due to decreases of $14.1 million in the Wealth Management segment, $11.7 million in Corporate and All Other, $9.1 million in the E-Commerce segment, $2.4 million in the Consumer Products segment, and $2.1 million in the Communications segment, partially offset by an increase of $22.2 million in the Capital Markets segment.

Capital Markets

Selling, general and administrative expenses in the Capital Markets segment increased by $22.2 million to $53.4 million during the three months ended September 30, 2025 from $31.3 million during the three months ended September 30, 2024. The increase was primarily due to increases of $21.2 million in employee compensation and benefit related expenses, which primarily related to increases in commissions paid, largely related to increased revenue, and $2.1 million in investment banking deal expenses, partially offset by decreases of $0.6 million in other expenses, and $0.5 million in occupancy-related costs.

Annex A-58

Wealth Management

Selling, general and administrative expenses in the Wealth Management segment decreased by $14.1 million to $35.2 million during the three months ended September 30, 2025 from $49.3 million during the three months ended September 30, 2024, primarily due to decreases of $9.6 million in employee compensation and benefit related expenses, which primarily related to decreases in commissions paid, bonuses and other payroll expenses due to a decrease in headcount, which aligns with the decrease in revenue, $3.8 million change in the fair value of contingent consideration, $0.6 million in depreciation and amortization expense, and $0.6 million in other expenses, partially offset by an increase of $0.5 million in occupancy-related costs, due to multiple office closures and lease impairments as a result of the Stifel transaction.

Communications

Selling, general and administrative expenses in the Communications segment decreased $2.1 million to $19.4 million for the three months ended September 30, 2025 from $21.5 million for the three months ended September 30, 2024. The decrease was primarily due to decreases of $0.9 million in employee compensation and benefit related expenses due to lower headcount, lower commissions and sale of the Lingo carrier business in the third quarter of 2024, $0.6 million in professional services, $0.5 million in occupancy-related costs, and $0.1 million in depreciation and amortization expenses due to items being fully amortized in 2024.

Consumer Products

Selling, general and administrative expenses in the Consumer Products segment decreased $2.4 million to $14.5 million for the three months ended September 30, 2025 from $16.9 million during the three months ended September 30, 2024. The decrease was primarily due to decreases of $1.6 million in professional services and $0.8 million in employee compensation and benefit related expenses due to reduced headcount.

E-Commerce

There were no selling, general and administrative expenses in the E-Commerce segment during the three months ended September 30, 2025. This segment consisted of Nogin which we deconsolidated in the first quarter of 2025. Refer to Note 3 to the accompanying unaudited condensed consolidated financial statements for additional information.

Corporate and All Other

Selling, general and administrative expenses for Corporate and All Other decreased $11.7 million to $21.4 million during the three months ended September 30, 2025 from $33.0 million during the three months ended September 30, 2024. The decrease was primarily due to $5.6 million in employee compensation and benefit related expenses primarily driven by a decrease in corporate compensation, $2.6 million in other expenses, $2.4 million in foreign currency translation, and $1.1 million in depreciation and amortization.

Interest Expense — Securities Lending and Loan Participations Sold.    Interest Expense — Securities Lending and Loan Participations Sold decreased $4.3 million to $2.1 million during the three months ended September 30, 2025 from $6.4 million for the three months ended September 30, 2024. The decrease was due to a reduced strategic focus and deployment of capital in securities lending, which led to lower securities lending balances.

Annex A-59

Other Income (Expense).    Other income included interest income of $1.5 million and $1.4 million during the three months ended September 30, 2025 and 2024, respectively. Dividend income was $0.6 million during the three months ended September 30, 2025 compared to $0.7 million during the three months ended September 30, 2024. Realized and unrealized (losses) gains on investments was a gain of $32.8 million during the three months ended September 30, 2025 compared to a loss of $22.2 million during the three months ended September 30, 2024, which is comprised of the following:

	Realized and Unrealized Gains (Losses)
	Three Months Ended September 30,
	2025	2024
Other Income (Expense) – Realized & Unrealized Gains (Losses)
Public Equity Securities:
Babcock & Wilcox Enterprises, Inc. – common stock	$23,009	$7,005
Babcock & Wilcox Enterprises, Inc. – preferred stock	840	2,495
Double Down Interactive Co., Ltd – common stock	(751)	13,113
Synchronoss Technologies, Inc. – common stock	—	6,445
Applied Digital Corporation – common stock	13,189	—
Other public equities	(3,559)	209
Subtotal	32,728	29,267

Private Equity Securities:
Freedom VCM Holdings, LLC	—	(49,033)
Kanaci Technologies, LLC	—	32,364
BJES Holdings, LLC	—	(35,891)
Other private equities	328	1,309
Subtotal	328	(51,251)

Corporate bonds	(300)	(246)
Partnership interest and other	—	33
Total	$32,756	$(22,197)

The favorable variance of $55.0 million was primarily due to unfavorable fair value adjustments recorded in the prior year quarter of $49.0 million for Freedom VCM and $35.9 million for BJES Holdings, LLC, and a $16.0 million increase in the fair value of our common stock investment in Babcock & Wilcox Enterprises, Inc, partially offset by favorable fair value adjustments recorded in the prior year quarter of $32.4 million for Kanaci Technologies, LLC and $13.1 million for Double Down Interactive Co., Ltd.

Other income (expense) also includes change in fair value of financial instruments and other was a loss of $3.3 million during the three months ended September 30, 2025. Gain on senior note exchange was $12.2 million during the three months ended September 30, 2025. Income from equity investments was $9.2 million during the three months ended September 30, 2025. Loss on extinguishment of debt during the three months ended September 30, 2025 was $1.0 million compared to a loss of $5.9 million during the three months ended September 30, 2024.

Interest expense was $18.8 million during the three months ended September 30, 2025 compared to $33.0 million during the three months ended September 30, 2024. The decrease in interest expense was due to lower debt balances during the three months ended September 30, 2025. The decreases in interest expense primarily consisted of $7.4 million from the issuance of senior notes, $5.9 million from the Nomura term loan, $1.4 million from the Lingo term loan, $0.4 million from the Nomura revolving credit facility, $0.4 million from the Targus term loan, $0.4 million from the Nogin secured convertible promissory note, and partially offset by increases in interest expense of $1.3 million from the Oaktree term loan, $0.6 million from the BRPAC term loan, and $0.1 million from the Targus FGI loan.

Provision for Income Taxes.    Provision for income taxes was $1.2 million during the three months ended September 30, 2025 compared to $10.0 million during the three months ended September 30, 2024. The effective income tax rate was 1.2% for the three months ended September 30, 2025 as compared to 7.1% for the three months ended September 30, 2024.

Annex A-60

Loss From Discontinued Operations, Net Of Income Taxes.    On October 25, 2024, we and our subsidiary bebe completed a transaction for our brand assets yielding approximately $236.0 million in cash proceeds. The results have been presented as discontinued operations for the three months ended September 30, 2024. Loss from discontinued operations, net of tax, for Brands Transaction, as described in Note 4 to the accompanying unaudited condensed consolidated financial statements, was $(141.3) million during the three months ended September 30, 2024.

On November 15, 2024, we completed the sale of our Appraisal and Valuation Services, Real Estate, and Retail, Wholesale & Industrial Solutions businesses (collectively, the “Great American Group”), and its results have been presented as discontinued operations for the three months ended September 30, 2024. Loss from discontinued operations, net of income taxes was $(1.9) million during the three months ended September 30, 2024.

On June 27, 2025, we signed an equity purchase agreement to sell all of the membership interests of GlassRatner Advisory & Capital Group, LLC (“GlassRatner”) and B. Riley Farber Advisory Inc. (“Farber”), and their results have been presented as discontinued operations for the three months ended September 30, 2024. Loss from discontinued operations, net of tax for GlassRatner and Farber was $(1.9) million for the three months ended September 30, 2025, compared to income from discontinued operations of $6.2 million during the three months ended September 30, 2024. Refer to Note 4 to the accompanying unaudited condensed consolidated financial statements for additional information.

Preferred Stock Dividends.    Preferred stock dividends were $2.0 million for the three months ended September 30, 2025 and 2024. Dividends on the Series A preferred paid during the three months ended September 30, 2024 were $0.4296875 per depository share. Dividends on the Series B preferred paid during the three months ended September 30, 2024 were $0.4609375 per depository share. On January 21, 2025, the Company announced that we had temporarily suspended dividends on our Series A and B Preferred Stock. Unpaid dividends will accrue until paid in full.

Annex A-61

Results of Operations

The following period to period comparisons of our financial results and our interim results are not necessarily indicative of future results.

Nine Months Ended September 30, 2025 Compared to Nine Months Ended September 30, 2024

Condensed Consolidated Statements of Operations
(Dollars in thousands)

	Nine Months Ended September 30,		Change
	2025	2024	Amount	%
Revenues:
Services and fees	$475,279	$591,563	$(116,284)	(19.7)%
Trading gains (losses), net	64,521	(50,226)	114,747	n/m
Fair value adjustments on loans	(5,997)	(259,260)	253,263	(97.7)%
Interest income – loans	9,143	51,894	(42,751)	(82.4)%
Interest income – securities lending	5,487	69,614	(64,127)	(92.1)%
Sale of goods	140,803	164,254	(23,451)	(14.3)%
Total revenues	689,236	567,839	121,397	21.4%
Operating expenses:
Direct cost of services	107,207	168,008	(60,801)	(36.2)%
Cost of goods sold	106,847	118,897	(12,050)	(10.1)%
Selling, general and administrative expenses	453,649	518,029	(64,380)	(12.4)%
Restructuring charge	505	925	(420)	(45.4)%
Impairment of goodwill and tradenames	1,500	27,681	(26,181)	(94.6)%
Interest expense – Securities lending and loan participations sold	4,781	65,055	(60,274)	(92.7)%
Total operating expenses	674,489	898,595	(224,106)	(24.9)%
Operating income (loss)	14,747	(330,756)	345,503	(104.5)%
Other income (expense):
Interest income	3,469	2,892	577	20.0%
Dividend income	821	4,139	(3,318)	(80.2)%
Realized and unrealized gains (losses) on investments	28,472	(212,362)	240,834	(113.4)%
Change in fair value of financial instruments and other	9,492	—	9,492	n/m
Gain on sale and deconsolidation of businesses	86,213	790	85,423	n/m
Gain on senior note exchange	67,208	—	67,208	n/m
Income from equity investments	34,244	12	34,232	n/m
Loss on extinguishment of debt	(21,643)	(5,780)	(15,863)	n/m
Interest expense	(72,685)	(102,195)	29,510	(28.9)%
Income (loss) from continuing operations before income taxes	150,338	(643,260)	793,598	(123.4)%
Provision for income taxes	(1,194)	(17,803)	16,609	(93.3)%
Income (loss) from continuing operations	149,144	(661,063)	810,207	(122.6)%
Income (loss) from discontinued operations, net of income taxes	70,841	(108,270)	179,111	(165.4)%
Net income (loss)	219,985	(769,333)	989,318	(128.6)%
Net loss attributable to noncontrolling interests	(594)	(2,167)	1,573	(72.6)%
Net income (loss) attributable to Registrant	220,579	(767,166)	987,745	(128.8)%
Preferred stock dividends	6,045	6,045	—	—%
Net income (loss) available to common shareholders	$214,534	$(773,211)	$987,745	(127.7)%

____________

n/m – Not applicable or not meaningful.

Annex A-62

Revenues

The table below and the discussion that follows are based on how we analyze our business.

	Nine Months Ended September 30,		Change
	2025	2024	Amount	%
Services and fees:
Capital Markets segment	$129,652	$141,026	$(11,374)	(8.1)%
Wealth Management segment	114,429	150,153	(35,724)	(23.8)%
Communications segment	183,268	225,055	(41,787)	(18.6)%
E-Commerce segment	3,469	7,964	(4,495)	(56.4)%
All Other	44,461	67,365	(22,904)	(34.0)%
Subtotal	475,279	591,563	(116,284)	(19.7)%

Trading gains (losses), net:
Capital Markets segment	50,648	(52,787)	103,435	(195.9)%
Wealth Management segment	13,873	2,561	11,312	n/m
Subtotal	64,521	(50,226)	114,747	n/m

Fair value adjustments on loans:
Capital Markets segment	(5,997)	(259,260)	253,263	(97.7)%

Interest income – loans:
Capital Markets segment	9,143	51,894	(42,751)	(82.4)%

Interest income – securities lending:
Capital Markets segment	5,487	69,614	(64,127)	(92.1)%

Sale of goods:
Communications segment	3,775	4,079	(304)	(7.5)%
Consumer Products segment	132,354	152,739	(20,385)	(13.3)%
E-Commerce segment	3,528	6,014	(2,486)	(41.3)%
All Other	1,146	1,422	(276)	(19.4)%
Subtotal	140,803	164,254	(23,451)	(14.3)%
Total revenues	$689,236	$567,839	$121,397	21.4%

____________

n/m – Not applicable or not meaningful.

Total revenues increased $121.4 million to $689.2 million during the nine months ended September 30, 2025 from $567.8 million during the nine months ended September 30, 2024. The increase in revenues during the nine months ended September 30, 2025 was primarily due to increases in revenue from fair value adjustments on loans of $253.3 million, and in the fair value of the portfolio of securities and other investments owned of $114.7 million, partially offset by decreases in revenues from services and fees of $116.3 million, interest income from securities lending of $64.1 million, interest income from loans of $42.8 million, and sale of goods of $23.5 million. Of the $253.3 million increase in fair value adjustments related to loans, $222.0 million related to VCM, $23.0 million related to the loan to Conn’s, $14.6 million related to the loan to Freedom VCM, and $6.2 million related to Badcock, partially offset by a decrease of $8.5 million related to Core Scientific, Inc. (“Core Scientific”). The decrease in revenue of $116.3 million from services and fees in the nine months ended September 30, 2025 consisted of decreases in revenue of $41.8 million in the Communications segment, $35.7 million in the Wealth Management segment, $22.9 million in All Other, $11.4 million in the Capital Markets segment, and $4.5 million in the E-Commerce segment.

Revenues from services and fees in the Capital Markets segment decreased $11.4 million to $129.7 million during the nine months ended September 30, 2025 from $141.0 million during the nine months ended September 30, 2024. The decrease in revenues was primarily due to decreases of $7.6 million of corporate finance, consulting, and investment banking fees, $4.7 million in commission fees, $3.3 million in interest income and $1.1 million in dividends, $1.0 million in other income, partially offset by an increase of $4.1 million in advisory fees related to the Innovation X and GACP II funds and $1.6 million in asset management fees. The decrease in investment banking

Annex A-63

revenues is related to the episodic nature of this business and the decline in business due to the late SEC filings of the parent company, partially offset by an increase in the number of transactions when compared to the prior period driven in part by the public announcement of the BRSH carve out. The decreases in investment banking revenues were $13.5 million in at the market fees, $9.2 million in mergers and acquisitions advisory fees, partially offset by increases of $8.6 million in private placement fees, and $6.5 million in investment banking underwriting fees.

Revenues from the Wealth Management segment are comprised of the following:

	Nine Months Ended September 30,
	2025	2024
Revenues – Services and fees
Brokerage revenues	$52,297	$69,613
Advisory revenues	39,396	59,501
Other	22,736	21,039
Total services and fees revenue	114,429	150,153
Trading gains (losses), net	13,873	2,561
Total revenues	$128,302	$152,714

Revenues from brokerage and advisory decreased $37.4 million to $91.7 million during the nine months ended September 30, 2025 from $129.1 million during the nine months ended September 30, 2024. The decrease in revenues was primarily due to decreases in revenue from wealth and asset management fees due to a reduction in AUM which was driven by a loss of headcount of wealth management advisors and the Stifel transaction in April 2025. Refer to Note 4 to the accompanying unaudited condensed consolidated financial statements for additional information. Total assets under management were approximately $13.3 billion and $25.7 billion at September 30, 2025 and September 30, 2024, respectively. Of these amounts, advisory assets under management totaled approximately $4.2 billion at September 30, 2025 and $8.1 billion at September 30, 2024. Advisory revenues were 0.26% and 0.25% of average advisory assets under management during the nine months ended September 30, 2025 and 2024, respectively. The average revenues earned on advisory assets under management are not expected to fluctuate significantly from period to period as a percentage of advisory assets under management. Brokerage revenues are primarily comprised of commissions and fees earned from trading activities from brokerage client assets. Other revenues is primarily comprised of tax service fees and management fees earned from comprehensive client focused services performed.

Revenues from services and fees in the Communications segment decreased $41.8 million to $183.3 million during the nine months ended September 30, 2025 from $225.1 million during the nine months ended September 30, 2024. The decrease in revenues was primarily due to decreases in subscription revenue of $41.1 million, $24.8 million of which related to divestiture of the Lingo wholesale carrier business in third quarter of fiscal year 2024. Of the remaining $16.3 million decrease in subscription revenue, $8.0 million was from Lingo, $4.3 million was from Marconi Wireless, $3.0 million was from magicJack, and $1.0 million was from UOL. We expect Lingo, UOL, magicJack, and Marconi Wireless subscription revenue to continue to decline year-over-year as landline and VoIP technologies are older and cellular services are offered in a highly competitive marketplace.

Revenues from services and fees in the E-Commerce segment were $3.5 million during the nine months ended September 30, 2025. This segment consisted of Nogin which we deconsolidated in the first quarter of 2025. Refer to Note 3 to the accompanying unaudited condensed consolidated financial statements for additional information.

Revenues from services and fees in All Other decreased $22.9 million to $44.5 million during the nine months ended September 30, 2025 from $67.4 million during the nine months ended September 30, 2024. These revenues include merchandise rental fees and sales from bebe, and the operations of a regional environmental services business, which was sold in the first quarter of 2025. Revenues from services and fees in All Other decreased by $21.3 million due to the operations of a regional environmental services business, and $3.8 million related to merchandise rental fees from bebe, partially offset by an increase of $2.2 million in other revenue.
Annex A-64

Trading gains (losses), net increased $114.7 million to income of $64.5 million during the nine months ended September 30, 2025 compared to a loss of $50.2 million during the nine months ended September 30, 2024. The income of $64.5 million during the nine months ended September 30, 2025 was primarily due to realized and unrealized income on investments made in our proprietary trading accounts, primarily gains of $42.2 million for Applied Digital and $19.6 million for B&W.

In our Capital Markets segment we have a portfolio of loans receivable that are measured at fair value with changes in fair value reported in our results of operations. The loan portfolio and fair value adjustments on loans consisted of the following:

				Fair Value Adjustments on Loans
		Loans Receivable, at Fair Value		Nine Months Ended September 30,
	Industry or Type of Loan	September 30, 2025	December 31, 2024	2025	2024
Related Party Loans:
Vintage Capital Management, LLC	Retail/consumer	$1,303	$2,057	$(754)	$(222,718)
Freedom VCM Receivables, Inc.	Consumer receivable portfolio	—	3,913	1,393	(13,187)
Conn’s, Inc.	Retail/consumer	—	38,826	(4,065)	(27,084)
W.S. Badcock Corporation	Consumer receivable portfolio	—	2,169	250	(5,993)
Great American Holdings, LLC	Professional Services	25,000	—	—	—
Other related party loans	Professional Services, Industrials	1,542	4,937	(9)	3,470
Total related party		27,845	51,902	(3,185)	(265,512)

Exela Technologies, Inc.	Technology	25,173	32,136	693	47
Core Scientific, Inc.	Technology	—	—	—	8,473
Norlin EV Limited	Real Estate	—	6,065	(460)	61
Other loans	Various	2,000	—	(3,045)	(2,329)
Total		$55,018	$90,103	$(5,997)	$(259,260)

During the nine months ended September 30, 2025 and 2024, fair value adjustments for loans receivable from related parties totaled $(3.2) million and $(265.5) million, respectively. During the nine months ended September 30, 2025 and 2024, fair value adjustments for other loans receivable totaled $(2.8) million and $6.3 million, respectively.

The $253.3 million favorable variance in fair value adjustment related to our loans receivable during the nine months ended September 30, 2025 was primarily driven by losses from fair value adjustments recorded in the prior year period of $222.7 million related to VCM loan, $27.1 million related to the loan to Conn’s, $13.2 million related to the loan to Freedom VCM, and $6.0 million related to Badcock loan with no fair value adjustments of comparable magnitude recorded in the current year period, partially offset by a favorable variance of $8.5 million from a realized loss recorded in the prior year period related to the equity conversion of the Core Scientific loan.

Interest income — loans decreased $42.8 million to $9.1 million during the nine months ended September 30, 2025 from $51.9 million during the nine months ended September 30, 2024. The decrease was primarily due to non-accrual of interest on the following adjusted loans: $15.6 million for VCM, $7.4 million for Conn’s, $5.9 million for Freedom VCM, which was sold in February 2025, and $3.5 million for Nogin, as well as a reduction in loan receivable balances from $151.7 million as of September 30, 2024 to $55.0 million as of September 30, 2025.

Interest income — securities lending decreased $64.1 million to $5.5 million during the nine months ended September 30, 2025 from $69.6 million during the nine months ended September 30, 2024. The decrease was due to counterparties constraining their business activity and a reduced strategic focus and deployment of capital in securities lending, which led to lower average securities lending balances.

Annex A-65

Revenues from the sale of goods decreased $23.5 million to $140.8 million during the nine months ended September 30, 2025 from $164.3 million during the nine months ended September 30, 2024. The decrease in revenues from sale of goods was attributable to decreases of $20.4 million from the Consumer Products segment due to a decrease in computer and peripheral sales worldwide, $2.5 million from Nogin in the E-Commerce segment, $0.3 million from the Communications segment, and $0.3 million from All Other consisting of sale of goods from bebe.

Operating Expenses

Direct Cost of Services

Direct cost of services decreased $60.8 million to $107.2 million during the nine months ended September 30, 2025 from $168.0 million during the nine months ended September 30, 2024. The decrease in direct cost of services was primarily attributable to decreases of $41.2 million from the Communications segment, $26.9 million of which was attributable to divestiture of the Lingo wholesale carrier business in third quarter of fiscal year 2024, and $16.6 million from All Other consisting of $14.8 million from the regional environmental services business, which was sold in the first quarter of 2025, and $1.8 million from bebe.

Cost of goods sold

Cost of goods sold for the nine months ended September 30, 2025 decreased $12.1 million to $106.8 million from $118.9 million during the nine months ended September 30, 2024. The decrease in cost of goods sold was primarily attributable to decreases of $11.0 million in the Consumer Products segment, due to lower sales volume, and $0.6 million from the E-Commerce segment, consisting of Nogin which we acquired in the second quarter of 2024 and deconsolidated in the first quarter of 2025, $0.4 million from All Other consisting of bebe, and $0.1 million in the Communications segment.

Selling, General and Administrative Expenses

Selling, general and administrative expenses during the nine months ended September 30, 2025 and 2024 were comprised of the following:

	Nine Months Ended September 30, 2025		Nine Months Ended September 30, 2024		Change
	Amount	%	Amount	%	Amount	%
Capital Markets segment	$139,890	30.8%	$135,816	26.2%	$4,074	3.0%
Wealth Management segment	120,707	26.6%	148,587	28.7%	(27,880)	(18.8)%
Communications segment	59,972	13.2%	70,886	13.7%	(10,914)	(15.4)%
Consumer Products segment	44,742	9.9%	51,464	9.9%	(6,722)	(13.1)%
E-Commerce segment	8,428	1.9%	15,126	2.9%	(6,698)	(44.3)%
Corporate and All Other	79,910	17.6%	96,150	18.6%	(16,240)	(16.9)%
Total selling, general & administrative expenses	$453,649	100.0%	$518,029	100.0%	$(64,380)	(12.4)%

Total selling, general and administrative expenses decreased by $64.4 million to $453.6 million during the nine months ended September 30, 2025 from $518.0 million during the nine months ended September 30, 2024. The decrease was primarily due to decreases of $27.9 million in the Wealth Management segment, $16.2 million in Corporate and All Other, $10.9 million in the Communications segment, $6.7 million in the E-Commerce segment, and $6.7 million in the Consumer Products segment, partially offset by an increase of $4.1 million in the Capital Markets segment.

Capital Markets

Selling, general and administrative expenses in the Capital Markets segment increased by $4.1 million to $139.9 million during the nine months ended September 30, 2025 from $135.8 million during the nine months ended September 30, 2024. The increase was primarily due to increases of $1.8 million in professional services, an increase of $3.5 million in other expenses, partially offset by decreases of $0.7 million in occupancy-related costs, and $0.5 million in employee compensation and benefit related expenses, which primarily related to decreases in commissions paid, share based compensation and other payroll expenses related to reduced revenue and loss of headcount.

Annex A-66

Wealth Management

Selling, general and administrative expenses in the Wealth Management segment decreased by $27.9 million to $120.7 million during the nine months ended September 30, 2025 from $148.6 million during the nine months ended September 30, 2024. The decrease was primarily due to a decrease of $26.1 million in employee compensation and benefit related expenses, which primarily related to decreases in commissions paid, bonuses and other payroll expenses due to a decrease in headcount, which aligns with the decrease in revenue, $3.8 million in change in fair value of contingent consideration, and $1.3 million in depreciation and amortization, partially offset by increases of $2.4 million in occupancy-related costs, due to multiple office closures and lease impairments as a result of the Stifel transaction, and $0.9 million in other expenses.

Communications

Selling, general and administrative expenses in the Communications segment decreased $10.9 million to $60.0 million for the nine months ended September 30, 2025 from $70.9 million for the nine months ended September 30, 2024. The decrease was primarily due to decreases of $4.7 million in employee compensation and benefit related expenses due to lower headcount, lower commissions and sale of the Lingo carrier business in the third quarter of 2024, $2.4 million in depreciation and amortization expenses due to items being fully amortized in 2024, $1.8 million in occupancy-related costs, $1.7 million in professional services, and $0.3 million in other expenses.

Consumer Products

Selling, general and administrative expenses in the Consumer Products segment decreased $6.7 million to $44.7 million for the nine months ended September 30, 2025 from $51.5 million during the nine months ended September 30, 2024. The decrease was primarily due to decreases of $3.7 million in professional services, $2.1 million in employee compensation and benefit related expenses due to reduced headcount, and $0.9 million in other expenses.

E-Commerce

Selling, general and administrative expenses in the E-Commerce segment decreased $6.7 million to $8.4 million during the nine months ended September 30, 2025 from $15.1 million for the nine months ended September 30, 2024. The E-Commerce segment was composed of Nogin which was acquired in the second quarter of 2024 and deconsolidated in the first quarter of 2025. Refer to Note 3 to the accompanying unaudited condensed consolidated financial statements for additional information.

Corporate and All Other

Selling, general and administrative expenses for Corporate and All Other decreased $16.2 million to $79.9 million during the nine months ended September 30, 2025 from $96.2 million for the nine months ended September 30, 2024. The decrease was primarily due to decreases of $12.1 million in employee compensation and benefit related expenses primarily driven by decreases in corporate compensation and from the regional environmental services business which was sold in the first quarter of 2025, $3.9 million in other expenses, $3.2 million in occupancy-related costs, $1.6 million in depreciation and amortization expense and $1.2 million in insurance expense, partially offset by increases of $4.4 million in transaction costs from the regional environmental services business which was sold in the first quarter of 2025, and $1.4 million in professional services.

Impairment of Goodwill and Tradenames.    We recognized non-cash impairment charges of $1.5 million during the nine months ended September 30, 2025 related to tradenames in the Consumer Products segment. We recognized non-cash impairment charges of $27.7 million during the nine months ended September 30, 2024 consisting of $26.7 million of goodwill and $1.0 million of tradenames in the Consumer Products segment.

Interest Expense — Securities Lending and Loan Participations Sold.    Interest Expense — Securities Lending and Loan Participations Sold decreased $60.3 million to $4.8 million during the nine months ended September 30, 2025 from $65.1 million for the nine months ended September 30, 2024. The decrease was due to a reduced strategic focus and deployment of capital in securities lending, which led to lower average securities lending balances.

Annex A-67

Other Income (Expense).    Other income included interest income of $3.5 million and $2.9 million during the nine months ended September 30, 2025 and 2024, respectively. Dividend income was $0.8 million during the nine months ended September 30, 2025 compared to $4.1 million during the nine months ended September 30, 2024. Realized and unrealized losses on investments was a gain of $28.5 million during the nine months ended September 30, 2025 compared to a loss of $212.4 million during the nine months ended September 30, 2024, which is comprised of the following:

	Realized and Unrealized Gains (Losses)
	Nine Months Ended September 30,
	2025	2024
Other Income (Expense) – Realized & Unrealized Gains (Losses)
Public Equity Securities:
Babcock & Wilcox Enterprises, Inc. – common stock	$14,960	$5,930
Babcock & Wilcox Enterprises, Inc. – preferred stock	667	2,342
Alta Equipment Group, Inc. – common stock	—	(3,537)
Double Down Interactive Co., Ltd – common stock	(4,675)	34,952
Synchronoss Technologies, Inc. – common stock	—	9,940
Applied Digital Corporation – common stock	18,572	—
Other public equities	(4,571)	(2,035)
Subtotal	24,953	47,592

Private Equity Securities:
Freedom VCM Holdings, LLC	—	(221,042)
Kanaci Technologies, LLC	—	(12,001)
BJES Holdings, LLC	—	(35,892)
Other private equities	(877)	9,204
Subtotal	(877)	(259,731)

Corporate bonds	4,396	779
Partnership interest and other	—	(1,002)
Total	$28,472	$(212,362)

The favorable variance of $240.8 million was primarily due to unfavorable fair value adjustments recorded in the prior year period of $221.0 million for Freedom VCM, $35.9 million for BJES Holdings, LLC, and $12.0 million for Kanaci Technologies, LLC, and $18.6 million in the addition of our investment in Applied Digital Corporation in the current year. These increases were partially offset by a favorable fair value adjustment recorded in the prior year period of $35.0 million for Double Down Interactive Co., Ltd.

Other income (expense) also includes change in fair value of financial instruments and other was a gain of $9.5 million during the nine months ended September 30, 2025. Gain on senior note exchange was $67.2 million during the nine months ended September 30, 2025. Income from equity investments was $34.2 million during the nine months ended September 30, 2025. Loss on extinguishment of debt was $21.6 million during the nine months ended September 30, 2025 compared to a loss of $5.8 million during the nine months ended September 30, 2024. Interest expense was $72.7 million during the nine months ended September 30, 2025 compared to $102.2 million during the nine months ended September 30, 2024. The decrease in interest expense was due to lower debt balances during the nine months ended September 30, 2025. The decreases in interest expense primarily consisted of $16.1 million from the Nomura term loan, $16.0 million from the issuance of senior notes, $4.2 million from the Lingo term loan, $1.4 million from the Nomura revolving credit facility, $1.5 million and $0.6 million from the Targus term loan and revolver, respectively, and $0.2 million from the Nogin secured convertible promissory note, partially offset by increases in interest expense of $9.1 million from the Oaktree term loan, $1.8 million from the BRPAC term loan and $0.1 million from the Targus FGI loan.

Provision for Income Taxes.    Provision for income taxes was $1.2 million during the nine months ended September 30, 2025 compared to $17.8 million during the nine months ended September 30, 2024. The effective income tax rate was 0.8% for the nine months ended September 30, 2025 as compared to 2.8% for the nine months ended September 30, 2024.

Annex A-68

Income (loss) From Discontinued Operations, Net Of Income Taxes.    On October 25, 2024, we and our subsidiary bebe have completed a transaction for our brand assets yielding approximately $236.0 million in cash proceeds. The results have been presented as discontinued operations for the six months ended June 30, 2024. Loss from discontinued operations, net of tax for Brands Transaction was $(112.6) million during the nine months ended September 30, 2024.

On November 15, 2024, we completed the sale of our Great American Group, and its results have been presented as discontinued operations for the nine months ended September 30, 2024. Loss from discontinued operations, net of tax for Great American Group was $(11.2) million during the nine months ended September 30, 2024.

On June 27, 2025, we signed an equity purchase agreement to sell all of the membership interests of GlassRatner and Farber, and their results have been presented as discontinued operations for the nine months ended September 30, 2025 and 2024. Income from discontinued operations, net of tax for GlassRatner and Farber was $70.8 million for the nine months ended September 30, 2025, compared to income from discontinued operations of $15.6 million during the nine months ended September 30, 2024. Refer to Note 4 to the accompanying unaudited condensed consolidated financial statements for additional information.

Preferred Stock Dividends.    Preferred stock dividends were $6.0 million for the nine months ended September 30, 2025 and 2024. Dividends on the Series A preferred paid during the nine months ended September 30, 2024 were $0.4296875 per depository share. Dividends on the Series B preferred paid during the nine months ended September 30, 2024 were $0.4609375 per depository share. On January 21, 2025, the Company announced that we had temporarily suspended dividends on our Series A and B Preferred Stock. Unpaid dividends will accrue until paid in full.

Liquidity and Capital Resources

Our operations are funded through a combination of existing cash on hand, cash generated from operations, investment portfolio liquidity, borrowings under our senior notes payable, term loans and credit facilities, other financing arrangements, and obligations under operating leases. During the nine months ended September 30, 2025 and 2024, we generated net income (loss) attributable to the Company of $220.6 million and $(767.2) million, respectively. The Company operates several businesses in its segments that provide cash flows and operating income throughout the year.

As of September 30, 2025, we had $184.2 million of unrestricted cash and cash equivalents, $1.3 million of restricted cash, $315.5 million of securities and other investments owned, $55.0 million of loans receivable, at fair value, $1.4 billion of borrowings outstanding, and approximately $48.8 million of obligations under operating leases. The Company expects to collect approximately $58.7 million of loans at fair value in the next twelve months and has approximately $149.8 million of level 1 securities and other investments owned that are available for sale during the next twelve months.

The Company expects to utilize existing cash balances, cash generated from investments, cash proceeds from the sale of certain businesses described below, available borrowing capacity under our existing revolving credit facility and cash generated from operations to fund debt service obligations over the next twelve months which includes amounts coming due on the Company’s senior notes payable as discussed in Note 12 — Senior Notes Payable. The Company may also explore various funding options in the future that may include additional debt exchanges, refinancing of existing senior notes and other debt, equity capital raises, the sale of operating companies, or the liquidation of securities and investments owned to provide liquidity to meet future debt obligations as they become due.

The following summarizes key liquidity events.

We completed the sale of (a) the Company’s majority owned subsidiary, Atlantic Coast Recycling, LLC on March 3, 2025 for proceeds of approximately $68.6 million (the “Atlantic Coast Transaction”); (b) the sale of part of the Wealth Management business for $26.0 million (the “Wealth Management Transaction”) as more fully described in Note 4 to the accompanying unaudited condensed consolidated financial statements; and (c) the sale of the Company’s financial consulting business on June 27, 2025 for $117.8 million. In addition to the sale of these businesses, approximately $61.2 million of investments were sold during the nine months ended September 30, 2025 and approximately $4.7 million of investments and loans were sold from October 1, 2025 through December 31, 2025. Approximately $50.4 million in repayments of loans receivable, fair value were received during the nine months ended

Annex A-69

September 30, 2025 and approximately $31.4 million in repayments of loans receivable, fair value were received from October 1, 2025 through December 31, 2025. The sale of additional investments in the next twelve months will vary based upon the realization of the investments providing the best economic value or as liquidity needs arise for the Company.

As discussed in more detail in Note 12 — Senior Notes Payable, on July 11, 2025, the Company completed private exchange transactions with institutional investors pursuant to which aggregate principal amounts of approximately $2.1 million of the 6.50% Senior Notes Payable due September 2026, $19.7 million of the 5.00% Senior Notes due December 2026, $4.7 million of the 6.00% Senior Notes due January 2028, and $16.4 million of the 5.25% Senior Notes due August 2028 (collectively, the “Exchanged Notes”) owned by the investors were exchanged for approximately $24.6 million aggregate principal amount of newly-issued 8.00% Senior Secured Second Lien Notes due 2028 (the “New Notes”), whereupon the Exchanged Notes were cancelled.

The borrowings outstanding of $1.4 billion as of September 30, 2025 included $1.3 billion from the issuance of series of senior notes that are due at various dates ranging from March 31, 2026 to August 31, 2028 with interest rates ranging from 5.00% to 8.00%, $121.9 million in term loans borrowed pursuant to the Oaktree Capital Management, L.P. (“Oaktree”) and BRPI Acquisition Co LLC (“BRPAC”) credit agreements, and $10.2 million of revolving credit facility under the Targus credit facility. Of the senior notes outstanding, after the completion of the Exchanged Notes described above, there is $280.1 million due in the next twelve months and $1.0 billion thereafter. The $131.6 million of term loans outstanding includes $16.0 million that is expected to be repaid in the next twelve months and $115.6 million thereafter. Of the approximately $48.8 million of obligations due under operating leases, approximately $16.9 million is due in the next twelve months and approximately $32.0 million is due thereafter. For additional information regarding our debt offerings and related agreements, refer to Note 10 — Notes Payable, Note 11 — Term Loans and Revolving Credit Facility, and Note 12 — Senior Notes Payable to the unaudited condensed consolidated financial statements.

We believe that the current cash and cash equivalents, securities and other investments owned, funds available under our credit facilities, and cash expected to be generated from operating activities will be sufficient to meet our working capital and capital expenditure requirements for at least the next 12 months from issuance date of the accompanying financial statements.

We continue to monitor our financial performance to ensure sufficient liquidity to fund operations and execute on our business plan.

Dividends

From time to time, we may decide to pay dividends which will be dependent upon our financial condition and results of operations. During the three months ended September 30, 2025, we did not pay any cash dividends on our common stock. During the year ended December 31, 2024, we paid cash dividends on our common stock of $33.7 million. In August 2024, we announced the suspension of our common stock dividend as we prioritize reducing our debt. The declaration and payment of any future dividends or repurchases of our common stock will be made at the discretion of our Board of Directors and will be dependent upon our financial condition, results of operations, cash flows, capital expenditures, and other factors that may be deemed relevant by our Board of Directors.

A summary of common stock dividend activity for the nine months ended September 30, 2025 and the year ended December 31, 2024 was as follows:

Date Declared	Date Paid	Stockholder Record Date	Amount
May 15, 2024	June 11, 2024	May 27, 2024	$0.50
February 29, 2024	March 22, 2024	March 11, 2024	0.50

Holders of Series A Preferred Stock, when and as authorized by the board of directors of the Company, are entitled to cumulative cash dividends at the rate of 6.875% per annum of the $0.03 million liquidation preference ($25.00 per Depositary Share) per year (equivalent to $1,718.75 or $1.71875 per Depositary Share). Dividends are payable quarterly in arrears, on or about the last day of January, April, July, and October. As of September 30, 2025,

Annex A-70

dividends in arrears in respect of the Series A Preferred Stock and underlying Depositary Shares were $4.5 million. On January 21, 2025, the Company announced that it had temporarily suspended dividends on its Series A Preferred Stock. Unpaid dividends will accrue until paid in full.

Holders of Series B Preferred Stock, when and as authorized by the board of directors of the Company, are entitled to cumulative cash dividends at the rate of 7.375% per annum of the $0.03 million liquidation preference ($25.00 per Depositary Share) per year (equivalent to $1,843.75 or $1.84375 per Depositary Share). Dividends are payable quarterly in arrears, on or about the last day of January, April, July, and October. As of September 30, 2025, dividends in arrears in respect of the Series B Preferred Stock and underlying Depositary Shares were $2.9 million. On January 21, 2025, the Company announced that it had temporarily suspended dividends on its Series B Preferred Stock. Unpaid dividends will accrue until paid in full.

A summary of preferred stock dividend activity for the nine months ended September 30, 2025 and the year ended December 31, 2024 was as follows:

Date Declared	Date Paid	Stockholder Record Date	Preferred Dividend per Depositary Share
			Series A	Series B
October 16, 2024	October 31, 2024	October 28, 2024	$0.4296875	$0.4609375
July 9, 2024	July 31, 2024	July 22, 2024	0.4296875	0.4609375
April 9, 2024	April 30, 2024	April 22, 2024	0.4296875	0.4609375
January 9, 2024	January 31, 2024	January 22, 2024	0.4296875	0.4609375

Our principal sources of liquidity to finance our business are our existing cash on hand, cash flows generated from operating activities, funds available under revolving credit facilities and special purpose financing arrangements.

Cash Flow Summary

	Nine Months Ended September 30,
	2025	2024
	(Dollars in thousands)
Net cash (used in) provided by:
Operating activities	$(85,932)	$266,294
Investing activities	275,927	25,529
Financing activities	(260,989)	(354,722)
Effect of foreign currency on cash	(183)	(1,092)
Net decrease in cash, cash equivalents and restricted cash	$(71,177)	$(63,991)

Cash used in operating activities was $85.9 million during the nine months ended September 30, 2025 compared to cash provided by operating activities of $266.3 million during the nine months ended September 30, 2024. The reduction of $352.2 million in net cash provided by operating activities in 2025 was primarily due to $673.3 million less cash generated from securities and other investments owned, as fewer securities positions were sold to provide liquidity to fund operations and redemption of the 6.375% Senior Notes due February 28, 2025, partially offset by an increase of $422.0 million in net income, net of non-cash items. Cash used in operating activities for the nine months ended September 30, 2025 consisted of the impact of net income of $220.0 million, non-cash items of $172.4 million, and changes in operating assets and liabilities of $133.5 million. The negative cash flow impact from non-cash items of $172.4 million included gain on sale and deconsolidation of businesses of $86.2 million, gain on senior note exchange of $67.2 million, gain on disposal of discontinued operations of $66.8 million, income from equity investments of $34.2 million, fair value and remeasurement adjustments of $8.6 million, gain on sale or disposal of fixed assets and other of $1.3 million, and net foreign currency gains of $0.5 million, partially offset by depreciation and amortization of $27.2 million, loss on extinguishment of debt of $21.6 million, share-based compensation of $11.0 million, depreciation of rental merchandise of $9.9 million, deferred income taxes of $9.2 million, non-cash interest and other of $9.2 million, provision for losses on accounts receivable of $2.6 million, impairment of goodwill and tradenames of $1.5 million, and dividends from equity investment of $0.2 million. Cash provided by operating activities for the nine months ended September 30, 2024 consisted of the impact of net loss of $769.3 million, non-cash items of $394.9 million, and changes in operating assets and liabilities of $640.7 million. The positive cash flow impact from non-cash items of $394.9 million included fair value adjustments of $261.4 million, loss on disposal of discontinued

Annex A-71

operations of $39.5 million, depreciation and amortization of $34.1 million, impairment of goodwill and tradenames of $27.7 million, deferred income taxes of $20.5 million, share-based compensation of $17.6 million, depreciation of rental merchandise of $11.7 million, provision for losses on accounts receivable of $2.5 million, income allocated for mandatorily redeemable noncontrolling interests of $1.4 million, net foreign currency gains of $0.3 million, partially offset by non-cash interest and other of $26.3 million, and gain on sale of business of $0.8 million.

Cash provided by investing activities was $275.9 million during the nine months ended September 30, 2025 compared to cash provided by investing activities of $25.5 million for the nine months ended September 30, 2024. The increase of $250.4 million in net cash provided by investing activities in 2025 was primarily due to $114.0 million in proceeds received from the sale of the GlassRatner and Farber business, $68.9 million in proceeds received from the sale of the Atlantic Coast Recycling business, $37.5 million in distributions received from equity investment Joann Retail, a new investment in 2025, $26.0 million in proceeds from the sale of the Wealth Management business, and a decrease of $19.1 million in cash paid for acquisitions, as Nogin was acquired in 2024 and there were no acquisitions in 2025. During the nine months ended September 30, 2025, cash provided by investing activities consisted of cash provided by proceeds from loans receivable repayment of $137.7 million, sale of discontinued operation of $114.0 million, proceeds from sale of business, net of cash sold and other of $94.9 million, distributions from equity investments of $37.5 million, proceeds from sale of loans receivable of $10.4 million, proceeds from sale of property, equipment, intangible assets and other of $7.6 million, proceeds from sale of loan participations of $4.5 million, and proceeds from consolidation of VIE, partially offset by cash used in purchases of loans receivable of $114.3 million, purchases of property, equipment and intangible assets of $10.3 million, and purchases of equity and other investments of $6.6 million. During the nine months ended September 30, 2024, cash provided by investing activities consisted of cash received from loans receivable repayment of $105.3 million, proceeds from sale of loans receivable of $22.8 million, and proceeds from sale of loan participations of $4.0 million, partially offset by cash used for purchases of loans receivable of $79.9 million, acquisition of businesses and minority interest of $19.1 million, purchases of property and equipment of $6.7 million, purchases of equity and other investments of $1.1 million, and proceeds from sale of business, net of cash sold and other of $0.3 million.

Cash used in financing activities was $261.0 million during the nine months ended September 30, 2025 compared to cash used in financing activities of $354.7 million during the nine months ended September 30, 2024. The decrease of $93.7 million in net cash used in financing activities in 2025 was primarily due to a net increase in debt-related proceeds of $47.9 million and the suspension of dividends, compared to $39.7 million paid in common stock and preferred dividends in 2024. During the nine months ended September 30, 2025, cash used in financing activities primarily consisted of $314.3 million used in the repayment of term loan, $145.3 million used to redeem senior notes, $92.2 million used in payment of revolving line of credit, $13.4 million used to repay our notes payable and other, $13.2 million used to pay debt issuance and offering costs, $3.6 million in distributions to noncontrolling interests, and $1.4 million used to pay contingent consideration, partially offset by cash provided by $235.6 million in proceeds from term loan, $86.1 million in proceeds from revolving line of credit, and $0.9 million in proceeds from notes payable. During the nine months ended September 30, 2024, cash used in financing activities primarily consisted of $140.5 million used to redeem senior notes, $94.2 million used in repayment of revolving line of credit, $138.6 million used in the repayment of term loan, $33.6 million used to pay dividends on our common shares, $6.2 million used to repay our notes payable and other, $6.0 million used to pay dividends on our preferred shares, $7.4 million used in the payment of contingent consideration, $4.6 million in distributions to noncontrolling interests, $3.5 million used in the payment of debt issuance and offering costs, $3.1 million used in payment of ESPP and employment taxes on vesting of restricted stock, partially offset by cash provided by $64.1 million in proceeds from revolving line of credit, $15.0 million in proceeds from notes payable, $3.2 million in contributions from noncontrolling interests, and $0.7 million in proceeds from exercise of warrants.

Annex A-72

SECTION 7 — CHANGES IN ACCOUNTANTS

Note: The information in this Annex Section 7 is included directly from the Company’s Proxy Statement on DEF 14A, filed with the Securities and Exchange Commission on October 22, 2025 (“Proxy”). Any cross-references contained in this Annex Section 7 refer to sections contained in the Proxy.

Dismissal of Previous Independent Registered Public Accounting Firm

As previously disclosed in the Company’s Current Report on Form 8-K filed with the SEC on September 12, 2025, on September 8, 2025, the Audit Committee of the Board of Directors of the Company dismissed Marcum LLP (“Marcum”), the Company’s prior independent registered public accounting firm, effective upon the completion of its audit and the issuance of its report on the Company’s consolidated financial statements and internal control over financial reporting for the Company’s fiscal year ended December 31, 2024, which was included in the Company’s Annual Report on Form 10-K for that year filed with the SEC on September 19, 2025.

Marcum’s audit report on the Company’s consolidated financial statements for the Company’s fiscal year ended December 31, 2023 and 2022 did not contain any adverse opinion or disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope, or accounting principles.

During the fiscal years ended December 31, 2024 and December 31, 2023, and the subsequent interim period through September 8, 2025, there were (i) no disagreements within the meaning of Item 304(a)(1)(iv) of Regulation S-K between the Company and Marcum on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to Marcum’s satisfaction, would have caused Marcum to make reference to the subject matter of the disagreements in connection with its reports on the Company’s consolidated financial statements for such years, and (ii) no “reportable events” within the meaning of Item 304(a)(1)(v) of Regulation S-K, except for the following material weaknesses in the Company’s internal control over financial reporting:

•        The Company identified a separate material weakness relating to information technology general controls (“ITGCs”) issues in one of the B. Riley Advisory Holdings, LLC subsidiaries primarily related to ineffective controls over user access management over a certain business application. As a result, business process automated and manual controls that were dependent on the affected ITGCs could have been adversely impacted.

•        The Company was unable to rely on a System and Organization Controls (“SOC”) 1 Type 2 report associated with the utilization of a third-party service organization’s hosted information technology (“IT”) solution for the processing of customer sales and billing information in the Company’s Marconi Wireless subsidiary. As a result, the internal control processes performed by the third-party service organization were not designed or implemented to operate at a sufficient level of precision. As such, the Company could not rely on the information produced by the system. Business process automated and manual controls that were dependent on these controls could have been adversely impacted.

•        The Company identified two material weaknesses in controls related to ITGCs at the Company’s Lingo Management, LLC and Tiger US Holdings, Inc. subsidiaries in the areas of user access, program change management, and IT operations over IT systems and the reports generated from these systems used in the execution of controls that support the Company’s financial reporting processes. As a result, business-process automated and manual controls that were dependent on the affected ITGCs could have been adversely impacted.

•        The Company identified a material weakness relating to the operating effectiveness of management’s review controls over level 3 investment valuations such that management’s review procedures were not operating at a level of precision sufficient to prevent or detect a potential material misstatement in the consolidated statements. Specifically, management’s review procedures were not operating at a level of precision sufficient to prevent or detect a potential material misstatement in the consolidated financial statements.

Annex A-73

•        The Company identified a material weakness relating to the operating effectiveness of management’s precision of their review controls to identify and disclose material related party transactions in accordance with Accounting Standards Codification 850, Related Party Disclosures.

•        The Company identified a material weakness relating to the operating effectiveness of management’s review controls over the income tax provision such that management’s review procedures were not operating at a level of precision to prevent or detect a potential material misstatement in the consolidated statements.

•        The Company identified a material weakness relating to the operating effectiveness of management’s review controls over goodwill such that management did not adequately evaluate relevant factors and indicators to determine whether it was more likely than not that the fair value of a business segment was less than the carrying amount of goodwill and other intangibles assigned to that reporting unit as well as a lack of appropriate approval in accordance with Company policy over significant decisions involving goodwill.

•        The Company identified a material weakness related to the design and operating effectiveness of controls related to journal entry review and approval. A lack of segregation of duties within a journal entry approval workflow was identified. A system workflow did not systemically prevent individuals who could submit certain journal entries to also approve the same entries. Additionally, the Company did not retain evidence of review of certain journal entries.

•        The Company identified material weaknesses in controls related to ITGCs at Bebe Stores Inc. in the areas of user access, program change management, and IT operations over IT systems and the reports generated from these systems used in the execution of controls that support the Company’s financial reporting processes. As a result, business process automated and manual controls that were dependent on the affected ITGCs could have been adversely impacted. Additionally, the Company did not consistently retain evidence of review, further contributing to the material weakness.

•        The Company identified a material weakness in controls due to its inability to rely on the SOC 1 Type 2 reports associated with two third-party service organizations that support significant elements of its financial reporting processes over B. Riley Retail Solutions, LLC. Specifically, the Company did not have adequate ITGCs in place over the IT systems and related reports at these third-party service providers, which are used in the execution of controls supporting the Company’s financial reporting. As a result, business process automated and manual controls that were dependent on these ITGCs at the service organizations could have been adversely impacted.

The reportable events disclosed above were discussed among the Audit Committee and Marcum.

The Company provided Marcum with a copy of the disclosures above and requested that Marcum furnish the Company with a letter addressed to the SEC stating whether it agrees with the statements made herein and, if not, stating the respects in which it does not agree. A copy of Marcum’s letter, dated September 12, 2025, is filed as Exhibit 16.1 to the Company’s Current Report on Form 8-K filed on September 12, 2025.

Appointment of New Independent Registered Public Accounting Firm

As previously disclosed in the Company’s Current Report on Form 8-K filed with the SEC on September 12, 2025, on September 8, 2025, the Audit Committee approved the appointment of BDO as the Company’s independent registered public accounting firm to perform independent audit services for the fiscal year ending December 31, 2025, subject to completion of BDO’s standard client acceptance procedures and execution of an engagement letter. In considering the appointment of a new auditor, the Company identified firms that it believed were qualified to serve as auditor for a company with the size and complexity of the Company. In each case the Company identified issues that might impact the independence of the qualified firm. The Audit Committee considered these issues carefully in choosing a new auditor. The Company is providing this disclosure to explain the facts and circumstances, as well as BDO’s and the Audit Committee’s conclusions, concerning BDO’s objectivity and impartiality.

Annex A-74

Prior to its appointment as auditor, BDO informed the Company that it would not be independent with respect to the performance of the audit of the financial statements of the Company for the year ending December 31, 2025, due to certain non-audit services (payroll, corporate secretarial, treasury/accounts payable and third-party licensed software) that were performed by BDO member firms during the period under audit for affiliates of the Company. All services performed by BDO member firms that would be considered an impairment of BDO’s independence were terminated in April 2025.

For the following reasons, the Audit Committee of the Company and BDO have each concluded, and are of the view that a reasonable investor with knowledge of all relevant facts and circumstances would conclude, that the provision of these services would not impair BDO’s objectivity and impartiality with respect to BDO’s audit of the Company’s financial statements for the year ending December 31, 2025:

1.      The non-audit services performed by the BDO member firms ceased prior to BDO’s appointment as auditor.

2.      The BDO member firms were engaged by a limited number of smaller foreign subsidiaries of one of the Company’s many businesses.

3.      The non-audit services performed by the BDO member firms did not have a quantitative or qualitative material impact on the consolidated financial statements of the Company.

4.      The fees earned from the non-audit services by BDO member firms were qualitatively and quantitatively inconsequential and immaterial to both the Company and BDO.

5.      The BDO audit engagement team will have no interaction with the BDO member firms’ non-audit services teams in the conduct of their audit. No personnel from the BDO member firms who worked on the non-audit services will be part of the audit team or have any involvement in the audit.

During the Company’s fiscal years ended December 31, 2024 and December 31, 2023 and the subsequent interim period through September, 8, 2025, neither the Company nor anyone acting on behalf of the Company has consulted with BDO regarding (i) the application of accounting principles to a specific transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s consolidated financial statements, and neither a written report nor oral advice was provided to the Company that BDO concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing, or financial reporting issue, (ii) any matter that was subject of a disagreement within the meaning of Item 304(a)(1)(iv) of Regulation S-K, or (iii) any “reportable event” within the meaning of Item 304(a)(1)(v) of Regulation S-K.

At the December 1, 2025 annual meeting of the Company, the ratification of the selection of BDO as independent registered public accounting firm for the fiscal year ending December 31, 2025 was approved by shareholders of the Company.

Annex A-75

SECTION 8 —

CORPORATE GOVERNANCE & MANAGEMENT

EXECUTIVE COMPENSATION

EMPLOYMENT AGREEMENTS

DIRECTOR COMPENSATION

Directors, Executive Officers

Our board of directors (the “Board”) are elected annually to a one year term to serve as directors until the next annual meeting of stockholders, or until their respective successors are duly elected and qualified or their earlier death, resignation, or removal. There are no familial relationships between any of our directors and any other director or any of our executive officers. No arrangement or understanding exists between any of our directors and any other person or persons pursuant to which any director was or is to be selected as our director. The following table provides the name, age, and position(s) of each of our directors as of December 31, 2025:

Name	Age	Committees
Bryant R. Riley	58	None.
Thomas J. Kelleher	58	None.
Robert L. Antin	75	Compensation Committee, Environmental, Social and Corporate Governance Committee
Tammy Brandt	50	Compensation Committee
Robert D’Agostino	58	Audit Committee, Compensation Committee*
Renée E. LaBran	65	Audit Committee, Environmental, Social and Corporate Governance Committee
Randall E. Paulson	64	Audit Committee*
Mimi K. Walters	63	Environmental, Social and Corporate Governance Committee*

____________

*        Chairman of the respective committee.

Bryant R. Riley has served as our Chairman and Co-Chief Executive Officer since June 2014 and July 2018 respectively, and as a director since August 2009. He also previously served as our Chief Executive Officer from June 2014 to July 2018. In addition, Mr. Riley served as the Chairman of B. Riley & Co., LLC since founding the stock brokerage firm in 1997 until its combination with FBR Capital Markets & Co., LLC in 2017 and as Chief Executive Officer of B. Riley & Co., LLC from 1997 to 2006. He also served as Chairman of B. Riley Principal Merger Corp. from April 2019 to February 2020, at which time it completed its business combination with Alta Equipment Group, Inc. (NYSE: ALTG); as Chairman of B. Riley Principal Merger Corp. II from May 2020 to November 2020 at which time it had completed it business combination with Eos Energy Enterprises Inc. (NASDAQ: EOSE); and as Chairman of B. Riley Principa1 150 Merger Corp. from June 2020 to July 2022, at which time it completed its business combination with FaZe Holdings, Inc. (NASDAQ: FAZE). He served as Chairman of B. Riley Principal 250 Merger Corp. from May 2021 until its dissolution in May 2023. Since November 2024, Mr. Riley has served on the board of Great American Holdings, LLC. Mr. Riley served as director of Select Interior Concepts, Inc. from November 2019 until October 2021. He also previously served on the board of Babcock & Wilcox Enterprises, Inc. (NYSE: BW) from April 2019 to September 2020; Sonim Technologies, Inc. (NASDAQ: SONM) from October 2017 to March 2019; and Freedom VCM Holdings, LLC (the indirect parent entity for Franchise Group, Inc., a public company (NASDAQ: FRG), with the last day of trading of 8/21/23) from September 2018 through March 2020, rejoining in August of 2023. Freedom VCM Holdings, LLC and certain other affiliates, filed for bankruptcy on November 3, 2024 and Mr. Riley resigned as director in June 2025. Mr. Riley received his B.S. in Finance from Lehigh University. Mr. Riley’s experience and expertise in the investment banking industry provides the Board with valuable insight into the capital markets. Mr. Riley’s extensive experience serving on other public company boards is an important resource for the Board.

Thomas J. Kelleher has served as our Co-Chief Executive Officer since July 2018 and as a member of our board since October 2015. He also previously served as President from August 2014 to July 2018. Mr. Kelleher previously served as Chief Executive Officer of B. Riley & Co., LLC, a position he held from 2006 to 2014. From the firm’s founding in 1997 to 2006, Mr. Kelleher held several senior management positions with B. Riley & Co., LLC, including

Annex A-76

Chief Financial Officer and Chief Compliance Officer. Mr. Kelleher served on the board of directors of Special Diversified Opportunities Inc. from October 2015 to June 2017. He received his Bachelor of Science in Mechanical Engineering from Lehigh University. Mr. Kelleher’s experience and expertise in the investment banking industry provides the Board with valuable insight into the capital markets. Mr. Kelleher’s executive leadership experience is an important resource for the Board.

Robert L. Antin has served as a member of the Board since June 2017. Mr. Antin was a co-founder of VCA Inc., a national animal healthcare company that provides veterinary services, diagnostic testing and various medical technology products and related services to the veterinary market and was publicly traded (NASDAQ: WOOF) until the company was privately acquired in September 2017. Mr. Antin has served as a Chief Executive Officer and President at VCA Inc. since its inception in 1986. Mr. Antin also served as the Chairman of the Board of VCA, Inc. from inception through the September 2017 acquisition. Mr. Antin currently serves on the Board of Directors of Rexford Industrial Realty, Inc. (NYSE: REXR) since July 2013. He previously served on the Board of Heska Corporation (NASDAQ: HSKA) from November 2020 to May 2023. From September 1983 to 1985, Mr. Antin was President, Chief Executive Officer, a director, and co-founder of AlternaCare Corp., a publicly held company that owned, operated and developed freestanding out-patient surgical centers. From July 1978 until September 1983, Mr. Antin was an officer of American Medical International, Inc., an owner and operator of health care facilities. Mr. Antin received his MBA with a certification in hospital and health administration from Cornell University. Mr. Antin’s executive leadership experience provides an important resource to the Board.

Tammy Brandt has served as a member of the Board since December 20, 2021. Since February 2023, Ms. Brandt has served as a senior member of the legal team at Creative Artists Agency (CAA), a leading global entertainment and sports agency. From March 2021 to January 2023, Ms. Brandt served as Chief Legal Officer; Head of Business and Legal Affairs at FaZe Clan Inc. (NASDAQ: FAZE), a leading gaming, lifestyle, and media platform. She has served on the Lambda Legal West Coast Leadership Board from 2019 to December 2024, and has served as a member of the Bluffton University Board of Trustees from July 2023 to May 2025. From 2018 to June 2022, Ms. Brandt served on the Board of Cayton Children’s Museum, including as chair of its Audit Committee and a member of its Nomination and Governance Committee. From May 2017 to May 2021, she served as Chief Legal Officer at Dreamscape Immersive, and previously served as Chief Corporate, Securities, M&A and Alliance Counsel at DXC Technology and its predecessor, Computer Sciences Corporation; and as General Counsel at ServiceMesh, Inc., an enterprise software company in the cloud management space. Ms. Brandt is a graduate of Notre Dame Law School, where she was Managing Editor of the Notre Dame Law Review, and graduated summa cum laude with a Bachelor of Science in economics and business administration from Bluffton University. Ms. Brandt’s business and legal experience provide an important resource to the Board.

Robert D’Agostino has served as a member of the Board since October 2015. Mr. D’Agostino has served as President of Q-mation, Inc. since 1999. Q-mation, Inc. is a leading supplier of software solutions targeted at increasing operational efficiencies and asset performance in manufacturing companies. Mr. D’Agostino joined Q-mation, Inc. in 1990 and held various sales, marketing, and operations management positions prior to his appointment as President. He previously served on the board of Alliance Semiconductor Corp. from July 2005 to February 2012. Mr. D’Agostino graduated from Lehigh University with a B.S. in Chemical Engineering. Mr. D’Agostino’s executive leadership experience provides an important resource to the Board.

Renée E. LaBran has served as a member of the Board since August 11, 2021. Ms. LaBran co-founded Rustic Canyon Partners, a technology venture capital fund launched in 2000, and has served from 2006 to 2021 as Partner with Rustic Canyon/Fontis Partners, an investment fund which is now completed, targeting growth investments and lower middle market buy-outs in media, consumer goods, and business and consumer services industries. During this time, she served as a board director and advisor to multiple portfolio companies while providing oversight of her investment firm’s finance and operations functions. Ms. LaBran currently serves on the board of Idealab, Inc. since March 2015 and Stravos Education, LLC since August 2022. Since December 2024, she also serves as Interim President of FindLaw, recently acquired by Internet Brands, a digital media, marketing services, and software company. Ms. LaBran previously served on the boards of Iconic Sports Acquisition Corp (NYSE:ICNC-UN) from October 2021 to October 2023; Sambazon, Inc. from 2009 to 2021; and TomboyX from 2018 to 2019. From March 2015 to December 2020, she served as a governor-appointed non-attorney public member on the Board of Trustees for the State Bar of California. Ms. LaBran is an Adjunct Professor at UCLA Anderson School of Management’s MBA program, earned an M.B.A. with distinction from Harvard Business School, and received an A.B. degree in Economics from UC Berkeley. Ms. LaBran’s board experience, business and financial acumen, and venture capital experience provide an important resource to the Board.

Annex A-77

Randall E. Paulson has served as a member of the Board since June 18, 2020. Mr. Paulson currently serves on the Board of Directors of Dash Medical Holdings, LLC. He also served on the board of Testek, Inc. from 2016 to November 2024 when the company was sold. Testek was a portfolio company of Odyssey Investment Partners, LLC where he served as a Managing Principal from 2005 to 2019. Prior to this, Mr. Paulson was Executive Vice President — Acquisitions and Strategic Development at National Financial Partners, a New York based consolidator of independent financial services distribution firms. From 1993 to 2000, Mr. Paulson was at Bear, Stearns & Co. Inc. where he was a Senior Managing Director in the M&A and Corporate Finance groups. Prior to Bear Stearns, Mr. Paulson was a member of GE Capital’s merchant banking group. A native of Minnesota, Mr. Paulson received a BSB in Accounting from the University of Minnesota and his MBA from the Kellogg Graduate School of Management at Northwestern University. Mr. Paulson’s financial services industry and accounting experience will provide an important resource to the Board.

Mimi K. Walters has served as a member of the Board since July 12, 2019. She served from 2015 to 2019 as the U.S. Representative for California’s 45th Congressional District. She has worked on key legislation, business and policy initiatives related to technology, energy, environmental and healthcare, including the opioid crisis and veterans’ medical services. As a member of House leadership, she served on the Energy and Commerce Committee, the Judiciary Committee and the Transportation and Infrastructure Committee. Ms. Walters represented California’s 37th State Senate District from 2008 to 2014, where she served on the Banking and Financial Institutions Committee and as Vice Chair for the Public Employment and Retirement Committee. From 2004 to 2008, she represented California’s 73rd Assembly District. Ms. Walters was a member of the Laguna Niguel City Council from 1996 to 2004, serving as Mayor in 2000, and chair of Laguna Niguel’s Investment and Banking Committee. Previously, Ms. Walters was an investment executive at Drexel Burnham Lambert and, subsequently, Kidder, Peabody & Co. from 1988 to 1995. Currently, Ms. Walters is the Chief Commercial Officer for Leading Edge Power Solutions, LLC since November 2019. In addition, she serves on the Board of Directors of Eos Energy Enterprises, Inc. (NASDAQ: EOSE) since November 2020, and Pacific Specialty Insurance Company since January 2025, and Soaring Technologies since July 2025. Ms. Walters earned a Bachelor of Arts in political science from the University of California, Los Angeles. Ms. Walters extensive political and financial experience provides an important resource to the Board.

Executive Officers

Executive officers are elected by our Board and serve at its discretion. There are no family relationships between any director or executive officer and any other directors or executive officers. Set forth below is information regarding our executive officers as of December 31, 2025.

Name	Position	Age
Bryant R. Riley	Chairman and Co-Chief Executive Officer	58
Thomas J. Kelleher	Co-Chief Executive Officer	58
Scott Yessner	Executive Vice President and Chief Financial Officer	56
Alan N. Forman	Executive Vice President, General Counsel and Secretary	64
Howard Weitzman	Senior Vice President, Chief Accounting Officer	64

____________

Bryant Riley and Thomas Kelleher’s biographical information is included above with those of the other members of our Board.

Scott Yessner has served as our Executive Vice President and Chief Financial Officer since June 2025 and has previously served as Chief Financial Officer of Funko, Inc, from 2022 to 2023. Prior to that role, Mr. Yessner served as Chief Financial Officer of California Expanded Metal Products Company (CEMCO), from 2020 to 2022, and as Chief Financial Officer of Universal Technical Institute from 2018 to 2019. Mr. Yessner received a B.A in Economics from the University of California, Los Angeles and is a CPA licensed in California.

Alan N. Forman has served as our Executive Vice President, General Counsel and Secretary since May 2015. Prior to joining us, Mr. Forman served as Senior Vice President and General Counsel of STR Holdings, Inc. from April 2012 until May 2015, and as Vice President and General Counsel from May 2010 to April 2012. Mr. Forman was also a partner at Brown Rudnick LLP from May 1998 to May 2010. Mr. Forman brings extensive experience in corporate and securities law including intellectual property, licensing agreements, financing transactions, corporate governance, and M&A. Mr. Forman holds a B.A. in Economics from Emory University and a J.D. from the George Washington University Law School.

Howard Weitzman has served as our Senior Vice President, Chief Accounting Officer since December 2009. Prior to December 2009, Mr. Weitzman served as a Senior Manager in the SEC Services Group in the audit practice at Moss Adams, LLP and also worked twelve years in public accounting at two “Big 4” accounting firms, most recently

Annex A-78

as a Senior Manager in the financial services audit practice of Deloitte & Touche, LLP. Mr. Weitzman also held various senior financial management positions, with Banner Holdings, Inc. as the Chief Financial Officer of Central Financial Acceptance Corporation and Controller and Principal Accounting Officer of Central Rents, Inc. Mr. Weitzman also served as a Senior Vice President and Chief Financial Officer of Peoples Choice Financial Corporation. Mr. Weitzman received a B.S. in Accounting from California State University, Northridge and is a California licensed Certified Public Accountant.

Executive Compensation

This section describes the various elements of our compensation program for our named executive officers in 2025. Our named executive officers for the fiscal year ended December 31, 2025 are:

1.      Bryant R. Riley, our Chairman and Co-Chief Executive Officer;

2.      Thomas J. Kelleher, our Co-Chief Executive Officer;

3.      Scott Yessner, our Executive Vice President and Chief Financial Officer;

4.      Alan N. Forman, our Executive Vice President, General Counsel and Secretary;

5.      Phillip J. Ahn, Chief Financial Officer and Chief Operating Officer; and(1)

6.      Andrew Moore, Chairman of B. Riley Securities Holdings, Inc.(2)

____________

(1)      Mr. Ahn resigned effective as of June 3, 2025. On June 3, 2025, Mr. Scott Yessner joined the Company as Executive Vice President and Chief Financial Officer

(2)      Mr. Moore was not re-appointed as an executive officer of the Company, but served as Co-Chief Executive Officer of B. Riley Securities, Inc. from September 18, 2025 through January 2, 2026 and continues to serve as the Chairman of B. Riley Securities Holdings, Inc. effective as of January 3, 2026.

2025 Summary Compensation Table

The following table shows information concerning the annual compensation for services provided to us by our named executive officers during fiscal 2025 and 2024.(1)

Summary Compensation Table

Name and Principal Position	Year	Salary ($)		Bonus(3) ($)	Stock Awards(4) ($)		Options Awards(4) ($)		Non-Equity Incentive Plan Compensation ($)		All Other Compensation(13) ($)	Total ($)
Bryant R. Riley	2025	639,292	(2)	—	—				15,298,388	(8)	185,500	16,123,180
Chairman and Co-Chief Executive Officer	2024	700,000		—	1,081,780						386,843	2,168,622
Thomas J. Kelleher	2025	700,000		2,450,000	—						185,500	3,335,500
Co-Chief Executive Officer	2024	700,000		—	1,081,780						386,843	2,168,622
Scott Yessner	2025	320,769		178,274	295,000	(5)	523,000	(7)	500,000	(9)	5,250	1,822,293
Executive Vice President and Chief Financial Officer
Alan N. Forman	2025	497,692		750,000	—						27,166	1,274,858
Executive Vice President, General Counsel & Secretary	2024	450,000		675,000	309,082						46,370	1,480,452
Phillip J. Ahn	2025	211,154		—	—						95,102	306,256
Chief Financial Officer and Chief Operating Officer(11)	2024	450,000		—	540,890						203,321	1,194,211
Andrew Moore	2025	550,000		1,250,000	2,165,623	(6)			195,736	(10)	208,626	4,369,985
Co-Chief Executive Officer, B. Riley Securities, Inc.(12)	2024	550,000		950,000	579,520						198,146	2,277,666

____________

(1)      The table above summarizes the total compensation earned by each of our named executive officers for the fiscal years ended December 31, 2025 and 2024. Neither Mr. Riley nor Mr. Kelleher, each of whom were directors during all or a portion of the fiscal years ended December 31, 2025 and 2024, received any compensation for his services as a director.

Annex A-79

(2)      Pursuant to Mr. Riley’s Employment Agreement, salary amounts paid from March 9, 2025 — November 7, 2025 were deducted from amounts reflected in column “Non-Equity Incentive Plan Compensation” that was earned by Mr. Riley from investment banking revenue and fees generated by him under the BRS Incentive Program (as defined below in “Employment Agreements — Amended and Restated Employment Agreement — Bryant R. Riley”).

(3)      Except as otherwise noted, bonus amounts in 2025 and 2024 were discretionary bonuses for named executive officers approved by the Compensation Committee. In the case of Mr. Yessner, a discretionary bonus of $178,274 was paid to cover tax payments due in connection with his issuance of stock but his 2025 discretionary bonus has not yet been determined. The Company expects to determine this amount prior to the public filing of its Form S-1. To the extent it has not been determined by that time, the Company will file a Form 8-K when known in accordance with Instructions to Item 402(c)(2)(iv). In the case of Andy Moore, $150,000 paid in 2025 pertained to bonus amounts earned in 2024 and approved by the Compensation Committee and the remaining 2025 discretionary bonus of $1,100,000 was approved by the board of B. Riley Securities Holdings, Inc.

(4)      Represents the aggregate grant date fair value computed in accordance with FASB ASC Topic 718 of RSUs and Stock Options granted during the applicable fiscal year. The assumptions used in the calculations for the 2024 amounts are described in Note 20 of the Notes to Consolidated Financial Statements in our annual report on Form 10-K for the fiscal year ended December 31, 2024. For a discussion of the material terms of outstanding RSUs and Stock Options, see the table below entitled “Outstanding Equity Awards at 2025 Fiscal Year-End.”

(5)      Upon joining the Company on June 3, 2025, Mr. Yessner was issued 100,000 unregistered shares of common stock. The closing price of B. Riley Financial common stock on that date was $2.95/share.

(6)      On March 10, 2025, B. Riley Securities Holdings, Inc. awarded Mr. Moore 187,360 restricted shares of common stock of B. Riley Securities Holdings, Inc., scheduled to vest 50% on March 10, 2028, 25% on March 10, 2029 and 25% on March 10, 2030, provided that he is employed by or providing services to the Corporation or one of its Affiliates, or is a member of its Board of Directors, on the applicable date and has otherwise not previously incurred a separation of services or termination of membership on the Board. The grant date fair value was $11.559/share.

(7)      In accordance with his employment agreement, on June 3, 2025, Mr. Yessner was awarded options to purchase 300,000 shares of common stock; (i) 100,000 of which are exercisable at $7 per share, (ii) 100,000 of which are exercisable at $10 per share, and (iii) 100,000 of which are exercisable at $12.50 per share. One third of each such tranche of stock options shall vest on the first, second and third anniversary of the Award Date, subject to continued employment with the Company through each such date.

(8)      Pursuant to Mr. Riley’s amended and restated employment agreement effective as of November 8, 2025 and as previously disclosed, he was paid a percentage of the investment banking revenue and fees generated by him under the BRS Incentive Program (as defined below in “Employment Agreements — Amended and Restated Employment Agreement — Bryant R. Riley”). Revenue and fees generated by Mr. Riley at B. Riley Securities Holdings, Inc. contributes significant gross margin to the Company. As noted in Footnote 2, amounts paid to Mr. Riley as Non-Equity Incentive Plan Compensation was reduced by amounts paid to Mr. Riley as salary from March 9, 2025 — November 7, 2025.

(9)      Represents signing bonuses paid to Mr. Yessner in 2025 pursuant to his employment agreement, as follows: $250,000 upon filing of our 2024 Annual Report on Form 10-K with the SEC, and $250,000 upon filing of our Quarterly Report on Form 10-Q for the quarter ending June 30, 2025.

(10)    Reflects payment to Mr. Moore under the B. Riley Securities, Inc. Profit Sharing Plan, upon satisfaction of the Plan’s trailing twelve months operating adjusted EBITDA performance metric measured as of September 30, 2025.

(11)    Mr. Ahn resigned effective as of June 3, 2025.

(12)    Mr. Moore was not re-appointed as an executive officer of the Company, but continued to serve as the Co-Chief Executive Officer of B. Riley Securities, Inc. from September 18, 2025 to January 2, 2026, at which time his position changed to Chairman of the Board of B. Riley Securities Holdings, Inc.

(13)    The table below shows the components of the All Other Compensation column.

Name	Dividend Rights Paid Upon 2025 Vesting of RSUs(1) ($)	401k Plan Match(2) ($)	Other(3)	Total ($)
Bryant R. Riley	180,250	5,250	—	185,500
Thomas J. Kelleher	180,250	5,250	—	185,500
Scott Yessner	—	5,250	—	5,250
Alan N. Forman	21,916	5,250	—	27,166
Andrew Moore	92,463	—	116,163	208,626
Phillip J. Ahn	92,463	2,639	—	95,102

____________

(1)      Reflects accrued dividend rights paid upon (i) March 14, 2025 vesting of RSUs originally granted on February 24, 2023 and (ii) June 2, 2025 vesting of RSUs originally granted on May 24, 2022, in each case in accordance with award agreements, as approved by the Compensation Committee.

(2)      Reflects the 401(k) employer match for 2025 ($5,250 or $2,639, as applicable), which was received by each of our NEOs who contributed to the 401(k) in 2025. Our executive officers are eligible for the same 401(k) match program as is available to all employees.

Annex A-80

(3)      Represents ordinary cash dividends paid on B. Riley Securities Holdings, Inc. Restricted Shares, including $0.22/share on August 27, 2025 and $0.40/share on November 21, 2025.

Narrative Disclosure to Summary Compensation Table

Elements of 2025 Compensation

The following disclosure summarizes the elements of compensation for our NEOs, with the exception of Bryant Riley, whose current compensation structure (including the rationale for such structure) is described below in “Employment Agreements — Amended and Restated Employment Agreement — Bryant R. Riley.”

Base Salary

The purpose of base salary is to provide a set amount of cash compensation that is not variable in nature and is generally competitive with market practices. Consistent with our performance-based compensation philosophy, the base salary is targeted to account for less than half of total direct compensation.

The Compensation Committee seeks to pay our named executive officers a competitive base salary in recognition of their job responsibilities for a publicly-held company by considering several factors, including competitive factors within our industry, past contributions and individual performance of each named executive officer, as well as retention. In setting base salaries, the Compensation Committee is mindful of total compensation and the overall goal of keeping the amount of cash compensation that is provided in the form of base salary substantially lower than the amount of bonus opportunity that is available, assuming that performance targets are met or exceeded.

Annual Incentive Plan

The Compensation Committee believes performance-based cash compensation is important to focus the Company’s executives on, and reward BRC’s executives for, achieving key objectives. In furtherance of this, in July 2021, the Compensation Committee approved an annual incentive compensation discretionary bonus plan for our named executive officers, which remained in place for Fiscal 2025. The purpose of the BRC discretionary bonus plan is to increase stockholder value and the success of BRC by motivating key employees, including BRC’s named executive officers, to perform to the best of their abilities and to achieve the Company’s objectives. No specific target levels of performance are set by the Compensation Committee to determine the annual incentive compensation of our named executive officers. Instead, the Compensation Committee determines the amount of each applicable named executive officer’s annual incentive compensation based on the Compensation Committee’s subjective assessment of the Company (and in some cases, of a particular business unit) and individual performance relative to the qualitative and quantitative performance indicators used by the Compensation Committee to evaluate performance.

Long-Term Equity Incentive Compensation

The Compensation Committee believes that a significant portion of our named executive officer compensation should be in the form of equity-based awards as a retention tool, and to align further the long-term interests of our named executive officers with those of our other stockholders. In furtherance of that objective, the Compensation Committee makes annual grants of long-term, equity-based incentive compensation awards to our named executive officers.

In March 2024, the Compensation Committee granted time-based RSUs under the 2021 Plan to our named executive officers as a component of their annual compensation for the fiscal year ended December 31, 2024, as further described above in the “2025 Summary Compensation Table.” The RSUs vest ratably over a three-year period beginning on March 15, 2025, subject to the named executive officer’s continued employment or consulting engagement with our Company or a subsidiary. Other than option grants to Scott Yessner provided in connection with his hiring as our Executive Vice President and Chief Financial Officer, no other grants were made to our named executive officers in 2025. The Compensation Committee believes that these awards appropriately align the interests of our named executive officers with those of our stockholders and retain, motivate, and reward such executives.

Change in Control and Post-Termination Severance Benefits

The employment agreements for each of our named executive officers provide them certain benefits if their employment is terminated under specified conditions. The Compensation Committee believes these benefits are important elements of each named executive officer’s comprehensive compensation package, primarily for their retention value and their alignment of the interests of our named executive officers with those of our stockholders. The details of these benefits are described below under “Potential Payments Upon Termination or Change in Control.”

Annex A-81

Company’s Policies and Practices Related to the Grant of Certain Equity Awards Close in Time to the Release of Material Nonpublic Information

Since we have not previously issued stock options, stock appreciate rights or similar option-like instruments, we do not have a formal policy with respect to the timing of such awards to our NEOs. However, on May 19, 2025, we entered into an Employment Agreement with Mr. Scott Yessner, which provided for the grant of options to Mr. Yessner as an employment inducement grant in connection with his hiring as the Company’s new Executive Vice President and Chief Financial Officer, with such options to be granted on his date of hire, June 3, 2025. We do not grant these certain equity awards in anticipation of the release of material nonpublic information, and we do not time the release of material nonpublic information based on equity award grant dates or for the purpose of affecting the value of executive compensation.

The following table is being provided pursuant to Item 402(x)(2) of Regulation S-K.

Name (a)	Grant date (b)	Number of securities underlying the award (c)	Exercise price of the award ($/Sh) (d)	Grant date fair value of the award (e)

Percentage change in
the closing market
price of the securities
underlying the award
between the trading day
ending immediately
prior to the disclosure of
material nonpublic
information and the
trading day beginning
immediately following
the disclosure of
material nonpublic
information
(f)(1)

Scott Yessner Executive Vice President and Chief Financial Officer	6/3/2025	100,000	$7.00	$190,000	7.51%
	6/3/2025	100,000	$10.00	$172,000
	6/3/2025	100,000	$12.50	$161,000

____________

(1)      On May 22, 2025, we filed a Current Report on Form 8-K announcing the appointment of Scott Yessner as the Company’s new Executive Vice President and Chief Financial Officer, effective June 3, 2025 (the “CFO Announcement”). In the CFO Announcement, we announced the intent to grant Mr. Yessner 300,000 options on June 3, 2025 (the “Transition Date”), pursuant to the terms of his Employment Agreement, dated May 19, 2025 (the “Employment Agreement”). On the Transition Date, the options were granted (the “Grant Date”) in accordance with his Employment Agreement. On June 4, 2025, the Company received an anticipated notice from the Nasdaq Stock Market LLC regarding its inability to timely file its Annual Report on Form 10-K for the period ended December 31, 2024 and its Quarterly Report on Form 10-Q for the period ended March 31, 2025 (the “Nasdaq Notice”). The Company filed an 8-K on June 6, 2025 announcing receipt of the Nasdaq Notice (the “Nasdaq Announcement”). The percentage change in the closing market price of our common stock underlying the option award immediately prior to the Nasdaq Announcement ($2.93) and the trading day immediately following the Nasdaq Announcement ($3.15) was 7.51%.

Employment Agreements

Amended and Restated Employment Agreement — Bryant R. Riley

The amended and restated employment agreement entered into with Bryant Riley effective as of November 8, 2025 (the “Effective Date”) provides that:

(1)    commencing with the carve out of B. Riley Securities, Inc. (“BRS”) on March 9, 2025 and continuing through the earlier of (a) the end of fiscal year 2026 and (b) the termination of Mr. Riley’s participation in and eligibility for the Incentive Program in accordance with Section 3.2 of the Employment Agreement (such earlier date, the “Participation End Date”), (i) the Company will pay to Mr. Riley a cash payment in an annualized amount equal to the wage threshold under the laws of the State of California for the applicable calendar for employees classified as “exempt” under the laws of the State of California (the “Guaranteed Payment”) and (ii) Mr. Riley will be eligible to participate in the incentive program maintained by BRS for the benefit of senior managing directors of BRS that is based on a percentage of the investment banking revenue and fees generated by Mr. Riley (the “BRS Incentive Program”), on the same terms, in all material respects, as apply to such senior managing directors with respect to the Incentive Program, and in accordance with the past practice of BRS;

Annex A-82

(2)    commencing immediately following the Participation End Date, as compensation for services to be rendered by Mr. Riley under the Employment Agreement following such time, the Company will pay to Mr. Riley an annualized salary of seven hundred thousand U.S. dollars ($700,000), less applicable tax and other authorized applicable withholdings;

(3)    BRS will make any payments in respect of the BRS Incentive Program to Mr. Riley in a time and manner consistent with payments made by BRS to senior managing directors of BRS, but no less frequently than in respect of each calendar quarter;

(4)    commencing with fiscal year 2026, twenty percent (20%) of any payment to be made to Mr. Riley pursuant to the BRS Incentive Program shall be withheld (collectively, the “Holdback Amount”) and, as to the Holdback Amount, BRS will pay an amount equal to all or a portion of the Holdback Amount in the first quarter of fiscal year 2027, in the sole discretion and at the direction of the Compensation Committee based on individual and/or corporate performance;

(5)    BRS, based on Mr. Riley’s participation in the BRS Incentive Program effective as of March 9, 2025 and through September 30, 2025 and Mr. Riley’s generation during such period of approximately $59,000,000 in revenues for BRS, (i) will pay Mr. Riley an earned incentive amount equal to $2,479,745 (which amount shall be reduced by the base salary of Mr. Riley paid from March 9, 2025 through November 7, 2025), on or as soon as administratively practicable after the Effective Date, and (ii) acknowledges that Mr. Riley will be entitled to an additional earned incentive amount, which will be equal to no less than $8,353,867 no later than November 15, 2025, subject to Mr. Riley’s continued employment through the applicable payment date, and such payments would be required to be repaid to BRS if Mr. Riley voluntarily resigns or otherwise terminates his employment with the Company without Good Reason or if Mr. Riley is terminated by the Company with Cause (in each case, as defined in the Employment Agreement), in either case, at any time within 24 months of the Effective Date; and

(6)    the Compensation Committee has the right to terminate Mr. Riley’s participation in and eligibility for the BRS Incentive Program at any time, in its good faith discretion, without notice.

The Employment Agreement also provides that: (i) Mr. Riley’s term of employment will be for two years following the Effective Date and such term will automatically renew for additional one-year terms unless either party notifies the other of non-renewal at least 90 days prior to the end of the then-current term, (ii) Mr. Riley will be eligible to receive an annual long-term incentive award pursuant to the 2021 Stock Incentive Plan (or successor plan) and all other terms and conditions applicable to each such award shall be determined by the Compensation Committee; provided, however, that Mr. Riley will not receive a long-term incentive award pursuant to the 2021 Stock Incentive Plan in respect of any fiscal year in which Executive is eligible to participate in the BRS Incentive Program, (iii) if Mr. Riley is terminated with Cause or resigns without Good Reason, Mr. Riley will receive his base salary or the Guaranteed Payment, as applicable, benefits and accrued unused leave through termination, (iv) in the event of a termination without Cause, for death or Disability, or upon Mr. Riley’s resignation for Good Reason (in each case, as defined in the Employment Agreement), Mr. Riley will not be entitled to a pro-rata bonus for the year of termination and, in addition to the amounts set forth in clause (iii) Mr. Riley will receive a severance payment in a lump sum equal to $2,800,000.00, plus one year of COBRA continuation reimbursements, and (v) Mr. Riley will be subject to confidentiality, non-competition and non-solicitation covenants (including employees and clients) while he is employed by the Company and such non-solicitation covenant with respect to employees of the Company will continue to apply for one year following any termination of employment.

As previously disclosed, Mr. Riley has, over the last couple of years, focused the Company on, among other things, monetizing its assets through divestitures and reducing its outstanding indebtedness through debt repayments and bond exchanges. In addition, Mr. Riley has originated investment banking transactions at BRS resulting in significant increases in fee and other income. After discussing initially in March 2025, Mr. Riley entered negotiations in earnest with the Compensation Committee and the Board in June of 2025 regarding potential modifications to his existing compensation structure so that a new structure based upon revenue production could be agreed upon. Mr. Riley advised the Compensation Committee that, given recent changes at the Company, including a substantial decline in the Company’s revenues (due to divestitures and other factors), debt restructuring transactions (which along with the Company’s current financial condition restricted future dividend payments), and Mr. Riley’s concentrated equity ownership in the Company, the structure of his existing compensation arrangement had become economically unsustainable for him. The Executive proposed to eliminate his annual base salary and his eligibility to receive cash

Annex A-83

bonuses and long-term incentive awards under the Company’s 2021 Stock Incentive Plan (the “2021 Stock Incentive Plan”), in exchange for the ability to be compensated in line with other senior bankers at BRS on the basis of revenue generated by Mr. Riley.

The Compensation Committee, together with its independent advisors and the independent members of the Board, reviewed these matters in light of the Company’s performance, its restructured operating businesses, market practices, and the long-term interests of stockholders. As a result of discussions with Mr. Riley, the Compensation Committee agreed to an amendment to the Executive’s employment agreement for fiscal years 2025 and 2026. In connection with this decision, the Compensation Committee and the independent directors determined that reaching a revised arrangement was in the best interests of the Company’s stockholders given the potential substantial negative impact to the Company of not securing a mutually satisfactory agreement.

The new compensation structure is expected to focus Mr. Riley’s efforts on revenue generation for BRS, while sending a strong signal to the market that, in addition to his continuing managerial responsibilities as the Company’s Co-Chief Executive Officer, he will devote significant attention to investment banking activities consistent with his professional background.

Amended and Restated Employment Agreement — Thomas J. Kelleher, Alan Forman, Phil Ahn, Andy Moore

The Company is party to an employment agreement with each of the named executive officers, which agreements were amended and restated on April 11, 2023. Mr. Ahn resigned from the Company, effective as of June 3, 2025 and such named executive officer’s employment agreement is no longer in effect. Mr. Moore was not re-appointed as an executive officer of the Company, but continued to serve as the Co-Chief Executive Officer of B. Riley Securities, Inc. from September 18, 2025 to January 2, 2026, at which time his position changed to Chairman of the Board of B. Riley Securities Holdings, Inc.

The material terms of the amended and restated employment agreements for each such executive are as follows:

•        An initial term of two years with automatic one year renewals unless either party notified the other party of non-renewal at least 90 days prior to the end of the then-current term.

•        An annual base salary, subject to review and adjustment on an annual basis, in the amounts of: $700,000 per year for Mr. Kelleher; $450,000 per year for Mr. Forman and Mr. Ahn; and $550,000 per year for Mr. Moore.

•        Eligibility for annual performance bonuses based on individual performance and/or Company performance in an amount determined by the Company in its sole discretion.

•        Eligibility for each fiscal year to receive an annual long-term incentive award under our equity incentive plan with a value determined by the Company in its sole discretion.

•        All outstanding unvested equity linked awards granted to such individual during the term will fully vest upon a change of control and, as applicable, be exercisable for the remainder of their full term.

•        Eligibility to receive certain severance payments and benefits upon certain qualifying terminations of employment, as described in the section entitled “— Potential Payments Upon Termination or Change in Control.”

•        Restrictive covenants, including non-competition and client non-solicitation covenants that apply while the executive is employed by the Company, an employee non-solicitation covenant that applies while the executive is employed by the Company and for one year thereafter and perpetual confidentiality and non-disparagement covenants.

Annex A-84

Employment & Stock Option Agreement — Scott Yessner

Scott Yessner was appointed to serve as Executive Vice President and Chief Financial Officer of the Company, effective June 3, 2025 (the “Commencement Date”).

The material terms of the employment agreement for Mr. Yessner are as follows:

•        An initial term of one year, which term shall automatically renew for additional one year term, unless either party notifies the other of non-renewal at least 90 days prior to the end the then-current term.

•        An annual base salary, subject to review and adjustment on an annual basis, in the amount of $600,000 per year.

•        A cash signing bonus equal to a total of one million dollars ($1,000,000), one quarter of which shall be paid within ten (10) days following each of (i) the date on which the Company files its Annual Report on Form 10-K for the year ending December 31, 2024 with the Securities & Exchange Commission (the “SEC”), (ii) the date on which the Company files its Quarterly Report on Form 10-Q for the quarter ending June 30, 2025 with the SEC, (iii) the date on which the Company timely files its Quarterly Report on Form 10-Q for the quarter ending September 30, 2025, and (iv) the date on which the Company timely files its Annual Report on Form 10-K for the year ending December 31, 2025. Mr. Yessner shall also be paid additional bonuses each equal to one hundred thousand dollars ($100,000) (x) within ten days following the date on which the Company timely files its Quarterly Report on Form 10-Q for the quarter ending June 30, 2025, and (y) upon the Company realizing an aggregate expense reduction of at least $7,500,000 by no later than December 31, 2025. In 2025, Mr. Yessner was paid $500,000 of the $1,000,000 signing bonus described above, comprised of $250,000 paid on September 26, 2025 following filing of Form 10-K for the year ending December 31, 2024, and $250,000 on December 19, 2025 following filing of Form 10-Q for the quarter ending June 30, 2025. Additionally, Mr. Yessner received $250,000 of the above signing bonus on January 16, 2026 following filing of Form 10-Q for the quarter ending September 30, 2025. The remaining $250,000 of the $1,000,000 signing bonus is payable following timely filing of the Company’s Annual Report on Form 10-K for the year ending December 31, 2025. The conditions for payment of the $100,000 additional bonuses described above were not met, and thus these amounts were not paid.

•        Promptly following the Commencement Date, a grant of options to purchase a total of three hundred thousand (300,000) shares of common stock that vest ratably over three years (subject to continued employment) and (i) 100,000 of which are exercisable at $7 per share, (ii) 100,000 of which are exercisable at $10 per share, and (iii) 100,000 of which are exercisable at $12.50 per share.

•        Promptly following the Commencement Date, one hundred thousand (100,000) shares of Common Stock.

•        Eligibility to earn a discretionary annual cash performance bonus based upon his performance and/or the Company’s performance in an amount determined by the Company in its sole discretion; provided however, that the target Annual Bonus shall be one million dollars ($1,000,000) and not less than six hundred thousand dollars ($600,000) nor more than one million two hundred thousand dollars ($1,200,000).

•        Eligibility each fiscal year, beginning with fiscal year ending December 31, 2026, to receive an annual long-term incentive award under our equity incentive plan with a value determined by the Company in its sole discretion.

•        Notwithstanding the terms of any existing agreement or plan, all outstanding unvested equity linked awards granted during the term will fully vest upon a change of control and, as applicable, be exercisable for the remainder of their full term.

•        Eligibility to receive certain severance payments and benefits upon certain qualifying terminations of employment, as described in the section entitled “— Potential Payments Upon Termination or Change in Control.”

Annex A-85

•        Restrictive covenants, including non-competition and client non-solicitation covenants that apply while the executive is employed by the Company, an employee non-solicitation covenant that applies while the executive is employed by the Company and for one year thereafter and perpetual confidentiality and non-disparagement covenants.

Insider Trading Arrangements and Policies

The Company has adopted an insider trading policy governing the purchase, sale and/or other disposition of our securities by our directors and officers, our employees and other covered persons, as well as by the Company, that the Company believes is reasonably designed to promote compliance with insider trading laws, rules and regulations and the Nasdaq listing standards. A copy of the Company’s insider trading policy is filed as Exhibit 19.1 to our Annual Report on Form 10-K for the fiscal year ended December 31, 2024.

2025 Outstanding Equity Awards at Fiscal Year-End

The following table provides information concerning outstanding equity awards held by our named executive officers as of December 31, 2025.

	Options Awards				Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable(1)	Options Exercise Price ($)	Options Expiration Date	Number of Units of Stock That Have Not Vested(2) (#)	Market Value of Units of Stock That Have Not Vested(3) ($)
Bryant R. Riley(4)					71,793	335,273
Thomas J. Kelleher(5)					71,793	335,273
Scott Yessner	—	100,000	7.00	6/3/2035	—	—
	—	100,000	10.00	6/3/2035
	—	100,000	12.50	6/3/2035
Alan N. Forman(6)					18,285	85,391
Andrew Moore(7,8)					37,874	176,872
					187,360	2,165,623
Phillip J. Ahn(9)					—	—

____________

(1)      Represents options to purchase 300,000 shares of common stock awarded to Mr. Yessner as an “employment inducement grant” on June 3, 2025; (i) 100,000 of which are exercisable at $7 per share, (ii) 100,000 of which are exercisable at $10 per share, and (iii) 100,000 of which are exercisable at $12.50 per share. One third of each such tranche of stock options shall vest on the first, second and third anniversary of the Award Date, subject to continued employment with the Company through each such date.

(2)      Represents awards of RSUs granted under the 2021 Plan.

(3)      The market value of awards of RSUs that have not yet vested is based on the number of unvested RSUs as of December 31, 2025, multiplied by the closing sale price of our common shares on December 31, 2025 ($4.67 per share).

(4)      Unvested RSUs held by Mr. Riley at December 31, 2025, vest as follows: Subject to continued employment with our Company, 44,101 RSUs will vest in full on March 15, 2026 and 27,692 RSUs will vest in full on March 15, 2027.

(5)      Unvested RSUs held by Mr. Kelleher at December 31, 2025, vest as follows: Subject to continued employment with our Company, 44,101 RSUs will vest in full on March 15, 2026 and 27,692 RSUs will vest in full on March 15, 2027.

(6)      Unvested RSUs held by Mr. Forman at December 31, 2025 vest as follows: Subject to continued employment with our Company, 10,373 RSUs will vest in full on March 15, 2026 and 7,912 RSUs will vest in full on March 15, 2027.

(7)      Unvested RSUs held by Mr. Moore at December 31, 2025 vest as follows: Subject to continued affiliation as a consultant with our Company and its subsidiaries, 23,039 RSUs will vest in full on March 15, 2026 and 14,835 RSUs will vest in full on March 15, 2027. Mr. Moore was not re-appointed as an executive officer of the Company, but continued to serve as the Co-Chief Executive Officer of B. Riley Securities, Inc. from September 18, 2025 to January 2, 2026, at which time his position changed to Chairman of the Board of B. Riley Securities Holdings, Inc.

Annex A-86

(8)      Unvested B. Riley Securities Holdings, Inc. Restricted Shares held by Mr. Moore at December 31, 2025, vest as follows: 50% on March 10, 2028, 25% on March 10, 2029 and 25% on March 10, 2030, provided that he is employed by or providing services to the Corporation or one of its Affiliates, or is a member of its Board of Directors, on the applicable date and has otherwise not previously incurred a separation of services or termination of membership on the Board. The value of non-publicly traded B. Riley Securities Holdings, Inc. shares as of December 31, 2025, was $11.559/share.

(9)      Mr. Ahn resigned effective as of June 3, 2025. All of Mr. Ahn’s unvested equity awards were forfeited upon such resignation.

Potential Payments Upon Termination or Change in Control

Each of our named executive officers who is currently employed is party to an employment agreement with the Company, the material terms of which are discussed above under “Employment Agreements.” Each of the employment agreements provides for a severance payment equal to four (4) times such individual’s base salary for Mr. Riley and Mr. Kelleher, two (2) times such individual’s base salary for Mr. Yessner and two-thirds (2/3) times such individual’s base salary for Mr. Forman. The employment agreements also provide for reimbursement of a portion of the executive’s COBRA premiums for up to twelve months following a qualifying termination. Qualifying terminations include (i) termination without Cause by the Company, (ii) termination due to death or disability and (iii) resignation for Good Reason, as such terms are defined therein. Upon termination without Cause or for death or disability or resignation for Good Reason, in accordance with award agreements, unvested time-based RSUs shall vest.

In addition, the named executive officers’ employment agreements provide that all outstanding and unvested equity-based awards become fully vested upon a change of control.

Mr. Ahn resigned effective as of June 3, 2025 and did not receive any severance payments or benefits in connection with such resignation. Mr. Moore was not re-appointed as an executive officer of the Company, but continues to serve as the Co-Chief Executive Officer of B. Riley Securities, Inc. from September 18, 2025 to January 2, 2026, at which time his position changed to Chairman of the Board of B. Riley Securities Holdings, Inc.

Equity Compensation Plan Information

The 2021 Plan, and 2018 Employee Stock Purchase Plan (the “ESPP”)

Information about the 2021 Plan, the ESPP and 2025 inducement grants of common stock and stock options granted to Mr. Yessner at December 31, 2025 was as follows:

Plan Category	Number of Shares to be Issued Upon Exercise of Outstanding Options and Rights (a)		Weighted- Average Exercise Price of Outstanding Options and Rights (b)		Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by our stockholders:	600,933	(1)			3,191,794	(2)
Equity compensation plans not approved by our stockholders:	400,000	(3)	$9.83	(4)	—
Total	1,000,933	(1)	—		3,191,794

____________

(1)      Includes unvested RSU awards granted under the 2021 Plan.

(2)      Includes 2,954,845 shares remaining available for future issuance under the 2021 Plan and 236,949 shares remaining available for issuance under our ESPP.

(3)      Reflects an option grant to purchase 300,000 shares of Company common stock and an issuance of 100,000 shares of Company common stock, both of which were granted in connection with Mr. Yessner’s hiring as the Company’s Executive Vice President and Chief Financial Officer, as “employment inducement grants” within the meaning of Rule 5635(c)(4) of the Nasdaq Listing.

(4)      Stock issuances listed in column (a) have no associated exercise price.

Annex A-87

For more information on our equity compensation plans, see Notes 20 and 21 to the Consolidated Financial Statements in our annual report on Form 10-K for the fiscal year ended December 31, 2024.

DIRECTOR COMPENSATION

We use cash and equity-based compensation to attract and retain qualified candidates to serve on our Board. In setting director compensation, we consider the significant amount of time that members of the Board expend in fulfilling their duties to us, the skill level required of such members and other relevant information. The Compensation Committee and the Board have the primary responsibility for reviewing, considering any revisions to, and approving director compensation. We do not pay our management directors for board service in addition to their regular employee compensation.

Since June 30, 2020, each of our non-employee directors has received annual fees of $75,000 in cash, payable in quarterly installments, and $75,000 in equity in the form of RSUs granted under the 2021 Plan. In 2024, the Compensation Committee approved the granting of such RSUs promptly following the date on which they may be permissibly granted. The RSUs are subject to vesting and will be treated as vested on June 21, 2025, subject to continued service on the Board through such vesting date. Such vesting is subject to full acceleration in the event of certain change in control transactions for us.

In addition to the foregoing, the chairpersons of the Audit Committee, the Compensation Committee and the ESG Committee receive annual fees of $15,000, $10,000 and $5,000, respectively, and each of our non-employee directors that is a member of the Audit Committee, Compensation Committee and ESG Committee receive annual fees of $5,000, $2,500 and $2,500, respectively.

From time to time, our non-employee directors may receive additional compensation through equity compensation or otherwise at the discretion of the disinterested directors of the Board for extraordinary service relating to their capacity as members of the Board.

2025 Director Compensation Table

The following table summarizes the total compensation that members of the Board (other than directors who are named executive officers) earned during the fiscal year ended December 31, 2025 for services rendered as members of the Board and includes payments through December 31, 2025.

Name(1)	Fees Earned or Paid in Cash ($)	Stock Awards(2) ($)	All Other Compensation ($)	Total ($)
Robert L. Antin	73,478			73,478
Tammy Brandt	102,273			102,273
Robert D’Agostino	82,663			82,663
Renée E. LaBran	109,162			109,162
Randall E. Paulson	82,663			82,663
Michael J. Sheldon	71,182			71,182
Mimi K. Walters	106,865			106,865

____________

(1)      Bryant R. Riley, a member of the Board, our Chairman and Co-Chief Executive Officer, and Thomas J. Kelleher, a member of the Board and our Co-Chief Executive Officer are not included in this table because as employees Messrs. Riley and Kelleher received no additional compensation for services as directors for 2025. The compensation received by Messrs. Riley and Kelleher as our employees is shown in the summary compensation table provided above in “Executive Compensation-Summary Compensation Table.”

(2)      Non-employee directors did not receive any stock awards in Fiscal 2025. However, RSU awards were approved on August 6, 2024 by the Compensation Committee in the amount of 3,660 RSUs to Robert Antin, Tammy Brandt, Robert D’Agostino, Renée E. LaBran, Randall Paulson, Michael Sheldon, and Mimi Walters for such directors’ annual stock grant of $75,000 as a non-employee director and will be granted promptly following the date on which the RSUs may be permissibly granted under the 2021 Plan. All awards will be treated as vested on June 21, 2025, subject to continued service on the Board through such vesting date. As of December 31, 2025, D’Agostino, Antin, Brandt, LaBran, Paulson, Sheldon, and Walters have no equity awards outstanding.

(3)      Reflects accrued dividend rights paid upon May 23, 2024 vesting of RSUs originally granted on May 23, 2023, in accordance with award agreements, as approved by the Compensation Committee.

Annex A-88

SECTION 9 — SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information concerning the beneficial ownership of the shares of our common stock as of January 28, 2026, by (i) each person we know to be the beneficial owner of 5% or more of the outstanding shares of our common stock (ii) each named executive officer listed in the Summary Compensation Table; (iii) each of our directors; and (iv) all of our executive officers and directors as a group.

Name or Group of Beneficial Owners(1)	Number	Percent
Directors and Named Executive Officers:
Bryant R. Riley(3)	6,914,063	22.6%
Thomas J. Kelleher(4)	973,409	3.2%
Phillip J. Ahn(5)	249,226	*
Scott Yessner(6)	100,000	*
Andrew Moore(7)	286,546	*
Alan N. Forman	123,283	*
Robert L. Antin(8)	295,495	1.0%
Tammy Brandt	6,195	*
Robert D’Agostino	160,570	*
Renée E. LaBran	6,734	*
Randall E. Paulson	318,979	1.0%
Michael J. Sheldon(9)	56,677	*
Mimi K. Walters	10,262	*
Executive officers and directors as a group (14 persons):	9,550,046	30.9%

____________

*        Represents less than 1%.

(1)      Unless otherwise indicated, the business address of each holder is c/o BRC Group Holdings, Inc., 11100 Santa Monica Boulevard, Suite 800, Los Angeles, California 90025.

(2)      Applicable percentage ownership is based on 30,597,066 shares of our common stock outstanding as of December 31, 2025. Beneficial ownership is determined in accordance with the rules of the SEC and is based on voting and investment power with respect to shares, subject to the applicable community property laws. Shares of our common stock subject to options or other contractual rights currently exercisable, or exercisable within 60 days after December 31, 2025, are deemed outstanding for the purpose of computing the percentage ownership of the person holding such options but are not deemed outstanding for computing the percentage ownership of any other person.

(3)      Represents 6,714,994 of our common shares beneficially owned by Mr. Riley directly or jointly with his wife; 70,151 of our common shares beneficially owned by Mr. Riley in custodial accounts for his children; and 128,918 of our common shares held of record by the B. Riley and Co., LLC 401(k) Profit Sharing Plan FBO Bryant Riley, which we refer to as the Riley profit sharing plan. Mr. Riley pledged as collateral 4,389,553 shares in favor of Axos Bank, as approved by our Board of Directors on February 27, 2019, and pursuant to the terms of a Credit Agreement and Pledge Agreement each dated as of March 19, 2019. As disclosed in a Current Report on Form 8-K filed by the Company and a Schedule 13D amendment filed by Mr. Riley on October 30, 2024, in 2023 Mr. Riley pledged an additional 1,414,571 shares for a total of 5,804,124 shares pledged. The business address of each of Mr. Riley, and the Riley profit-sharing plan is 11100 Santa Monica Boulevard, Suite 800, Los Angeles, California 90025.

(4)      Represents 21,188 of our common shares beneficially owned by Mr. Kelleher, 902,288 of our common shares held of record by Mr. Kelleher and M. Meighan Kelleher as trustees for the Kelleher Family Trust, 34,118 of our common shares held by Mr. Kelleher’s self-directed IRA, Thomas John Kelleher IRA, 5,600 of our common shares held with dispositive power for Mary Meighan Kelleher IRA, 3,405 of our common shares held with dispositive power for Lyndsey Kelleher, 3,405 of our common shares held with dispositive power for Kaitlin Kelleher and 3,405 of our common shares held with dispositive power for Mackenna Kelleher.

(5)      Mr. Ahn resigned effective as of June 3, 2025.

(6)      Mr. Yessner joined the Company on June 3, 2025 as Executive Vice President and Chief Financial Officer.

(7)      Mr. Moore was not re-appointed as an executive officer of the Company, but continued to serve as the Co-Chief Executive Officer of B. Riley Securities, Inc. from September 18, 2025 to January 1, 2026, at which time his position changed to Chairman of the Board of B. Riley Securities Holdings, Inc.

(8)      Represents 80,495 of our common shares beneficially owned by Mr. Antin, 200,000 shares held of record by Robert L. Antin and Patti Antin as Trustees for the Robert and Patti Antin Living Trust, and 15,000 shares held of record by The Bob and Patti Antin Family Foundation over which Mr. Antin has voting and dispositive power.

(9)      Mr. Sheldon did not stand for re-election at our 2025 Annual Meeting of Stockholders held on December 1, 2025.

Annex A-89

SECTION 10 — CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Other than as described below, since the beginning of fiscal year 2023, there were no transactions with respect to which we were a participant or currently proposed transactions with respect to which we are to be a participant in which the amount involved exceeded the lower of $120,000 or 1% of the average of the Company’s total assets at year end of the last two completed fiscal years and in which any director, executive officer or beneficial holder of more than 5% of any class of our voting securities or member of such person’s immediate family had or will have a direct or indirect material interest.

John Ahn

The Company is party to an investment advisory services agreement with Whitehawk Capital Partners, L.P. (“Whitehawk”), a limited partnership controlled by John Ahn, who is the brother of Phil Ahn, the Company’s former Chief Financial Officer, and Chief Operating Officer. Mr. Ahn resigned effective as of June 3, 2025. Pursuant to this agreement, Whitehawk provided investment advisory services for GACP I, L.P. and GACP II, L.P., limited partnership vehicles which were subsidiaries of the Company. On February 1, 2024, one of the Company’s loans receivable with a principal amount of $4,521,000 was sold to a fund managed by Whitehawk for $4,584,000. During the years ended December 31, 2023, December 31, 2024 and December 31, 2025, management fees paid for investment advisory services by Whitehawk were $1,142,000, $2,272,000 and $0, respectively. GACP I, L.P. and GACP II, L.P., were wound down in June 2024 and December 2024, respectively. Whitehawk is no longer a related party upon the departure of Mr. Ahn on June 3, 2025.

Charlie Riley

Charlie Riley is the son of Bryant Riley, the Company’s Chairman and Co-Chief Executive Officer, and is employed by the Company’s subsidiary, B. Riley Principal Investments, LLC as an associate. For 2023, 2024 and 2025, the Company paid Charlie Riley total compensation of $217,785, $246,129 and $297,269 consisting in the case of 2023 and 2024 of salary, bonus, and an award of RSUs, and for 2025, salary and bonus. For 2023, the award of RSUs was for 738 of our common shares, with a grant date fair value of $28,324, calculated in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 718 (“FASB 718”), that vests ratably over three years beginning on March 15, 2024, subject to continued employment. For 2024, we granted RSUs of 1,460 of our common shares, with a grant date fair value of $24,995, calculated in accordance with FASB 718, that vests ratably over three years beginning on March 15, 2025, subject to continued employment.

Babcock & Wilcox Enterprises, Inc. (“B&W”)

One of the Company’s wholly owned subsidiaries entered into a services agreement with B&W that provided for the President of the Company to serve as the Chief Executive Officer of B&W until November 30, 2020 (the “Executive Consulting Agreement”), unless terminated by either party with thirty days written notice. The agreement was extended through December 31, 2028. Under this agreement, fees for services provided are $750,000 per annum, paid monthly. In addition, subject to the achievement of certain performance objectives as determined by B&W’s compensation committee of the board, a bonus or bonuses may also be earned and payable to the Company. In March 2022, a $1,000,000 performance fee was approved in accordance with the Executive Consulting Agreement. On September 20, 2024, Kenny Young resigned from his position as the President of the Company and the Executive Consulting Agreement with B&W was terminated, and concurrently Mr. Young entered into a one-year consulting agreement (“the Agreement”) to provide services to the Company, pursuant to which he will be paid an annual fee of $250,000 paid on a monthly basis, subject to deduction of damages, fees and expenses that he owes the Company pursuant to the Agreement. The Agreement expired on September 20, 2025 in accordance with its original terms.

On January 18, 2024, the Company, entered into a guaranty (the “Axos Guaranty”) in favor of (i) Axos Bank, in its capacity as administrative agent (the “Administrative Agent”) for the secured parties under that certain credit agreement, dated as of January 18, 2024, among B&W, the guarantors party thereto, the lenders party thereto and the Administrative Agent (the “B&W Axos Credit Agreement”), and (ii) the secured parties. Subject to the terms and conditions of the Axos Guaranty, the Company has guaranteed certain obligations of B&W (subject to certain limitations) under the B&W Axos Credit Agreement, including the obligation to repay outstanding loans and letters of credit and to pay earned interest, fees costs and expenses of enforcing the Axos Guaranty, provided however, that the Company’s obligations with respect to the principal amount of credit extensions and unreimbursed letter of credit

Annex A-90

obligations under the B&W Axos Credit Agreement shall not at any time exceed $150,000,000 in the aggregate, which is the maximum potential amount of future payments under the guaranty. In consideration for the agreements and commitments under the Axos Guaranty and pursuant to a separate fee and reimbursement agreement, B&W has agreed to pay the Company a fee equal to 2.00% of the aggregate revolving commitments (as defined in the B&W Axos Credit Agreement) under the B&W Axos Credit Agreement, payable quarterly and, at B&W’s election, in cash in full or 50% in cash and 50% in the form of penny warrants.

During the years ended December 31, 2023, December 31, 2024, and December 31, 2025, the Company earned $0, $3,849,648 and $8,009,995 respectively, of underwriting and financial advisory and other fees from B&W in connection with B&W’s capital raising activities. On June 18, 2025, an amendment was made to the Axos Guaranty whereby the Company’s obligations as guarantor were suspended until January 1, 2027.

The Arena Group Holdings, Inc. (fka the Maven, Inc.)

The Company had loans receivable due from The Arena Group Holdings, Inc. (fka the Maven, Inc.) (“Arena”) included in loans receivable, at fair value of $98,729,000 as of December 31, 2022 (the “Arena Loan”). On August 31, 2023, the Arena Loan was amended for an additional $6,000,000 loan receivable with interest payable at 10.0% per annum and a maturity date of December 31, 2026. Mr. Riley and his affiliates collectively held more than 5% of the outstanding shares of Arena during the year ended December 31, 2023. On December 1, 2023, the Company and Mr. Riley sold their equity and debt interests in Arena and, following the completion of these transactions, Arena is no longer a related party. Interest income on the loan receivable was $10,882,000 during the year ended December 31, 2023.

Randall E. Paulson

We owned a minority equity interest (purchased on March 2, 2021 for $2,400,000) in Dash Medical Holdings, LLC (“Dash”). On June 13, 2024, the Company sold its equity interest in Dash for $2,760,000. This transaction was reviewed and approved by the Audit Committee of B. Riley with Mr. Paulson excluded. Mr. Paulson is a member of the board of directors of Dash and is a Co-Managing member with his partner.

Robert D’Agostino

In September 2023, Q-Mation, Inc. (“Q-Mation”) engaged B. Riley Securities, Inc. to act as exclusive financial advisor in connection with a possible sale or recapitalization transaction. In December 2024, B. Riley Securities, Inc. earned an advisory fee of $2,650,000 for services in connection with the sale of Q-mation. Mr. D’Agostino serves as president of Q-Mation.

Section 16(a) Reports

Section 16(a) of the Exchange Act requires our executive officers, directors and persons who beneficially own more than 10% of our common stock to file initial reports of ownership and reports of changes in ownership with the SEC. Such persons are required by SEC regulations to furnish us with copies of all Section 16(a) forms filed by such person.

Based solely on our review of such forms furnished to us and written representations from our reporting persons, we believe that all filing requirements applicable to our executive officers, directors and more than 10% stockholders were met in a timely manner.

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SECTION 11 — DESCRIPTION OF OTHER INDEBTEDNESS

Note: The information in this Annex Section 11 is included directly from the Company’s Quarterly Report on Form 10-Q, for the period ended September 30, 2025, filed with the Securities and Exchange Commission on January 14, 2026 (“Q3 10-Q”). Any cross-references contained in this Annex Section 11 refer to sections contained in the Q3 10-Q.

TERM LOANS AND REVOLVING CREDIT FACILITY

Term loans and revolving credit facilities are comprised of the following:

	September 30, 2025		December 31, 2024
	Interest Rate	Principal	Interest Rate	Principal
Term Loans:
Lingo Term Loan	—	$—	7.91%	$52,925
Nomura Term Loan	—	—	11.52%	122,538
BRPAC Term Loan	7.28%	68,000	7.42%	30,106
Oaktree Term Loan	12.20%	63,576	—	—
Subtotal		131,576		205,569
Less: Unamortized debt issuance costs and discount		(9,652)		(6,140)
Total Term Loans		$121,924		$199,429
	Weighted Average Interest Rate September 30, 2025	Principal
		September 30, 2025	December 31, 2024
Revolver Loan:
Targus Revolver Loan	7.41%	$10,167	$16,329

Oaktree Credit Agreement

On February 26, 2025, the Company and BRFH (“BRFH Borrower”) entered into a new credit agreement with a group of funds indirectly or directly controlled by Oaktree Capital Management, L.P. with Oaktree Fund Administration, LLC, acting as the administrative agent and collateral agent. The new credit agreement provided for (i) a three-year $125,000 secured term loan credit facility (the “Oaktree Term Loan”) and (ii) a four-month $35,000 secured delayed draw term loan credit facility (the “Delayed Draw Facility” and, together with the Oaktree Term Loan, the “Credit Facility”). The Oaktree Term Loan matures on the earliest of (i) February 26, 2028, and (ii) a springing maturity date 91 days prior to the maturity of any series of bonds, notes or bank indebtedness of the Company or the BRFH Borrower (other than the Company’s 6.375% Senior Notes due February 28, 2025 and the Company’s 5.50% Senior Notes due March 31, 2026) outstanding on such date with an aggregate amount exceeding $10,000 (the “Initial Term Loan Maturity Date”). The proceeds from the Oaktree Term Loan were primarily used (a) to repay the existing indebtedness under the Nomura Credit agreement (b) for working capital and general corporate purposes and (c) to pay transaction fees and expenses. The proceeds of the Delayed Draw Facility was used (a) to fund obligations relating to the liquidation of substantially all of the assets of JOANN, Inc. and its subsidiaries and (b) for working capital and general corporate purposes.

The Credit Facility accrues interest at the adjusted term SOFR rate (as defined in the Credit Facility) with an applicable margin of 8.00% or interest at the base rate as defined in the Credit Facility plus an applicable margin of 7.00%. In addition to paying interest on outstanding borrowings under the Credit Facility, the Company was required to pay (i) a closing fee of 3.00% of the aggregate principal amount of the loans under the Oaktree Term Loan and 2.00% of the aggregate principal amount of the loans under the Delayed Draw Facility, and (ii) an exit fee upon the prepayment or repayment of the Credit Facility of 5.00% of the aggregate principal amount of such loans repaid, provided, that the Oaktree Term Loan exit fee shall not be payable if the share price for the Company’s common stock exceeds a certain threshold. The Company determined that the Credit Facility is an indexed debt obligation
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under ASC 470, Debt and will accrete the contingent Oaktree Term Loan exit fee to its expected payment amount. The Oaktree Term Loan also contains an additional prepayment premium, as defined in the Oaktree Term Loan, of a minimum of 5.00%.

The Credit Facility contains covenants that, among other things, limit the Company’s, the BRFH Borrower’s and the BRFH Borrower’s subsidiaries’ ability to incur additional indebtedness or liens, to dispose of assets, to make certain fundamental changes, to enter into restrictive agreements, to make certain investments, loans, advances, guarantees and acquisitions, to prepay certain indebtedness and to pay dividends or to make other distributions or redemptions/repurchases in respect of their respective equity interests. The Company is in compliance with all financial covenants in the Oaktree Credit Agreement as of September 30, 2025.

Subject to certain eligibility requirements, certain assets of the BRFH Borrower are placed into a borrowing base (the “Borrowing Base”), which serves to limit the borrowings under the Credit Facility. The sale of an asset in the Borrowing Base requires the BRFH Borrower to make a prepayment in an amount equal to the proceeds of such disposition multiplied by the percentage “credit” that is assigned to such asset in the Borrowing Base. The BRFH Borrower may be obligated to prepay the loans or post cash in a controlled account in the event the Borrowing Base falls below a certain level as defined in the Credit Facility. The Company recorded a derivative liability of $11,244 related to a mandatory repayment feature in the Credit Facility at the inception of the Credit Facility. (See Note 2(l) — Fair Value Measurements.) The Company sold certain assets in the Borrowing Base that required the Company to repay $62,500 of principal on the Oaktree Term Loan and $35,000 on the Delayed Draw Facility during the nine months ended September 30, 2025.

During the nine months ended September 30, 2025, the Company made principal payments of $35,000 on the Delayed Draw Facility, which paid the facility off in full. Through a series of principal payments in the amount of $62,500 during the nine months ended September 30, 2025, the outstanding balance on the Oaktree Term Loan was reduced from $125,000 to $62,500 as of September 30, 2025. Interest expense on the Credit Facility to Oaktree during the three and nine months ended September 30, 2025 was $1,330 and $9,089, respectively.

The Company issued warrants to certain affiliates of Oaktree Capital Management, L.P. in connection with the Oaktree Term Loan to purchase approximately 1,832,290 shares (or 6% on a fully diluted basis) of the Company’s common stock at an exercise price of $5.14 per share. The warrants contain certain anti-dilution provisions pursuant to which, under certain circumstances, the warrant holders would be entitled to exercise the warrants for up to 19.9% of the then-outstanding shares of the Company’s common stock. The Company evaluated the warrants under ASC 815-40, Derivatives and Hedging — Contracts in Entity’s Own Equity, determined the warrants met the criteria for liability classification, and recorded a warrant liability of $7,860.

The initial measurement of the embedded derivative and warrant liability creates a discount on the carrying amount of the long-term debt, which together with the original issue discount, debt issuance costs, are amortized via the effective interest method under ASC 835-30, Interest — Imputation of Interest. Subsequent changes in fair value of the embedded derivative and warrant liability are reported in the “Other income (expense)” section in our unaudited condensed consolidated statements of operations. Refer to Note 2 - Summary of Significant Accounting Policies and Note 19(b) — Common Stock Warrants.

On March 24, 2025, the Company and the BRFH Borrower entered into Amendment No. 1 to the Credit Facility which, among other things, removed certain pledged stock from the collateral and adjusted mandatory prepayment provisions in connection with dispositions of borrowing base assets. On July 8, 2025, the Company and the BRFH Borrower entered into Amendment No. 2 to the Credit Facility which, among other things, amended the borrowing base to include certain first lien term loans extended to certain subsidiaries of the Company and made certain changes to the negative covenants. On October 8, 2025, the Company and the BRFH Borrower entered into Amendment No. 3 to the Credit Facility with Oaktree which provided that the springing maturity date of the Oaktree Term Loan shall in no event occur prior to March 31, 2027, thereby extending the earliest possible maturity date for the Oaktree Term Loan.

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Targus Credit Agreement

On October 18, 2022, Targus (“Targus Borrower”), among others, entered into a credit agreement (“Targus Credit Agreement”) with PNC Bank, National Association (“PNC”), as agent and security trustee for a five-year $28,000 term loan and a five-year $85,000 revolver loan (the “Targus Revolver Loan”), which was used to finance part of the acquisition of Targus. The final maturity date is October 18, 2027.

The Targus Credit Agreement contained certain covenants, including those limiting the Targus Borrower’s ability to incur certain indebtedness, incur liens, sell or acquire assets or businesses, change the nature of their businesses, engage in transactions with related parties, make certain investments or pay dividends. The Targus Credit Agreement also contains customary representations and warranties, affirmative covenants, and events of default, including payment defaults, breach of representations and warranties, covenant defaults and cross defaults. If an event of default were to have occurred, the agent would have been entitled to take various actions, including the acceleration of amounts outstanding under the Targus Credit Agreement. On October 31, 2023 and February 20, 2024, the Company entered into Amendment No. 1 and No. 2 to the Targus Credit Agreement, which, among other things, modified the fixed charge coverage ratio (“FCCR”) and the minimum EBITDA requirements which waived the financial covenant breaches for the periods ended September 30, 2023 and December 31, 2023. Amendment No. 2 also provided, among other things, with a cure right for the Company to provide a capital contribution to Targus in the event of a financial covenant breach (the “Keepwell”). On June 27, 2024, the Company entered into Amendment No. 3 to the Targus Credit Agreement to replace the terminating Canadian benchmark interest rate with the Term Canadian Overnight Repo Rate Average Reference Rate. For the periods ended June 30, 2024 and September 30, 2024, the minimum EBITDA covenant was breached. On August 14, 2024, the Company contributed $1,602 to Targus to cure the minimum EBITDA covenant that was breached for the period ended June 30, 2024. On November 7, 2024, the Company entered into Amendment No. 4 to the Targus Credit Agreement, which among other things, waived the September 30, 2024 minimum EBITDA covenant breach, reduced the revolving loan sublimits, modified the FCCR covenant, removed the minimum EBITDA requirement, imposed a minimum undrawn availability covenant, and modified the terms of the Keepwell. Concurrently with the effectiveness of Amendment No. 4 to the Targus Credit Agreement, the Company repaid the outstanding balance of the term loan in full with $2,100 of revolver loan advances and $7,500 of cash from the Company.

On May 9, 2025, the Targus Borrower entered into Amendment No. 5 to the Targus Credit Agreement, which among other things, (i) required quarterly repayments of revolver loan advances in an amount equal to $2,500 commencing on September 30, 2025 and continuing until the total outstanding amount thereunder is paid in full, (ii) reduced the maximum revolving commitments from $30,000 to $25,000, (iii) required the repayment of $5,000 of outstanding revolving advances, (iv) requires that the Targus Borrower use commercially reasonable efforts to refinance the obligations under the Targus Credit Agreement by July 31, 2025, (v) requires the Targus Borrower pay one or more quarterly commitment fees of $250 until paid in full, and (vi) requires the Targus Borrower to pay a deferred amendment fee of $1,000 in the event the Targus Borrower is unable to refinance the Targus Credit Agreement by July 31, 2025. On July 25, 2025, the Targus Borrower entered into Amendment No. 6 to the Targus Credit Agreement, which among other things, (i) requires payment of an amendment fee of $150 and (ii) requires that the Targus Borrower pay a revised deferred amendment fee of $850 in the event the Company is unable to refinance the obligations under the Targus Credit Agreement by August 15, 2025. On August 15, 2025, the Targus Borrower entered into Amendment No. 7 to the Targus Credit Agreement, which among other things, (i) requires the Targus Borrower to pay an amendment fee of $100 and (ii) requires the Targus Borrower to pay the deferred amendment fee of $850 in the event the Targus Borrower is unable to refinance the Targus Credit Agreement by August 20, 2025.

In connection with the above amendments to the Targus Credit Agreement, the Company entered into Amendment No. 2 to the Keepwell on May 9, 2025, Amendment No. 3 to the Keepwell on July 25, 2025, and Amendment No. 4 to the Keepwell on August 15, 2025, which among other things, modified the conditions under which, if satisfied, the Company would be required to make certain capital contributions to the Targus Borrower.

The Targus Revolver Loan consisted of base rate loans that bear interest on the outstanding principal amount equal to the base rate plus an applicable margin of 3.00% and term rate loans that bear interest on the outstanding principal amount equal to the revolver SOFR rate plus an applicable margin of 4.00%. The average borrowings under the revolver loan was $14,179 for the period from January 1, 2025 through August 19, 2025 (see “Targus/FGI Credit Agreement” section below) and $21,023 for the nine months ended September 30, 2024. The amount available for

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borrowings under the Targus Credit Agreement was zero and $5,361 at September 30, 2025 and December 31, 2024, respectively. Interest expense on these loans during the three and nine months ended September 30, 2025 was $545 and $1,337, respectively. Interest expense on these loans during the three and nine months ended September 30, 2024 was $987 and $3,432, respectively.

On August 20, 2025, the Company entered into a new Targus/FGI Credit Agreement to refinance and repay all outstanding obligations under the existing Targus Credit Agreement, as more fully described below, and recorded a loss on extinguishment of debt of $950, which is included in the “Loss on extinguishment of debt” line item in the unaudited condensed consolidated statements of operations during the three and nine months ended September 30, 2025.

Targus/FGI Credit Agreement

On August 20, 2025, the Targus Borrower and certain of the Targus Borrowers’ direct and indirect subsidiaries (the “FGI Loan Parties”) entered into a Revolving Credit, Receivables Purchase, Security and Guaranty Agreement (the “Targus/FGI Credit Agreement”) with FGI Worldwide LLC (“FGI”), as agent and for a three-year $30,000 revolving loan facility, the proceeds of which were used to refinance and repay all obligations under the existing Targus Credit Agreement with PNC. The final maturity date of the Targus/FGI Credit Agreement is August 20, 2028.

The Targus/FGI Credit Agreement is a revolving line of credit facility with a receivables purchase feature under which the purchase of eligible receivables is on a full recourse basis with each borrower retaining the risk of non-payment. The revolving loans bear interest at the greater of (a) 5.25% per annum or (b) 3.00% above the term SOFR for a period of 1 month plus 10 basis points, plus (c) 0.30% per month collateral management fee. The average borrowings under the revolving loan facility was $11,090 for the three months ended September 30, 2025. The amount available for borrowings under the Targus/FGI Credit Agreement was $11,406 at September 30, 2025. Interest expense on these loans during the three months ended September 30, 2025 was $129.

The Targus/FGI Credit Agreement is secured by (i) a first priority perfected security interest in and a lien upon all of the assets of the FGI Loan Parties, and (ii) a pledge of all of the equity interests of the Targus Borrower and its direct and indirect subsidiaries. The Targus/FGI Credit Agreement was secured by substantially all Targus assets as collateral defined in the Targus/FGI Credit Agreement which assets had an aggregate value of approximately $157,006, including $36,409 of accounts receivable and $48,034 of inventory as of September 30, 2025. The Targus/FGI Credit Agreement contains certain covenants, including those limiting the FGI Loan Parties’ ability to incur indebtedness, incur liens, sell or acquire assets or businesses, change the nature of their businesses, engage in transactions with related parties, make certain investments or pay dividends. The Targus/FGI Credit Agreement also contains customary representations and warranties, affirmative covenants, and events of default, including payment defaults, breach of representations and warranties, covenant defaults and cross defaults. If an uncured event of default occurs, FGI would be entitled to take various actions, including the acceleration of amounts outstanding under the Targus/FGI Credit Agreement.

As required under the Targus/FGI Credit Agreement, BRCC entered into an amendment to an existing intercompany loan and security agreement to extend an additional subordinated loan to the Targus Borrower at the closing of the Targus/FGI Credit Agreement in the amount of $5,000, increasing the aggregate principal amount of such loan from $5,000 to $10,000.

Lingo Credit Agreement

On August 16, 2022, the Company’s subsidiary, Lingo Management, LLC, a Delaware limited liability company (“Lingo” or “Lingo Borrower”), entered into a credit agreement (the “Lingo Credit Agreement”) by and among the Lingo Borrower, the Company as the secured guarantor, and Banc of California, N.A. in its capacity as the administrative agent and lender, for a five-year $45,000 term loan (the “Lingo Term Loan”) which was used to finance part of the purchase of BullsEye Telecom, Inc. by Lingo. Upon a series of amendments, the principal balance of the Lingo Term Loan was increased to $73,000.

On January 6, 2025, as discussed below, BRPI Acquisition Co LLC (“BRPAC”), a Delaware limited liability company, entered into an amended and restated credit agreement (the “BRPAC Amended Credit Agreement”) with the Banc of California N.A. in its capacity as the administrative agent and lender and with other lenders party thereto from

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time to time. A portion of the proceeds from the BRPAC Amended Credit Agreement were used to pay all outstanding principal amounts and accrued interest under the Lingo Term Loan, and the Lingo Credit Agreement was effectively terminated upon repayment on January 6, 2025.

Interest expense on the term loan during the three months ended September 30, 2024 was $1,370. Interest expense on the term loan during the nine months ended September 30, 2025 and 2024 was $62, and $4,254, respectively.

bebe Credit Agreement

As a result of the Company obtaining a majority ownership interest in bebe on October 6, 2023, bebe’s credit agreement with SLR Credit Solutions (the “bebe Credit Agreement”) for a $25,000 five-year term loan was included in the outstanding balance of term loans until it was repaid on October 25, 2024, upon the closing of the Brands Transaction as described in Note 4 — Discontinued Operations and Assets Held for Sale. Proceeds of $22,188 from closing the Brands Transaction was used to pay off the then outstanding balance of the term loan in full and $224 of loan payoff expenses. Interest expense on the term loan during the three and nine months ended September 30, 2024 was $691 and $2,102, respectively.

Nomura Credit Agreement

The Company, and its wholly owned subsidiaries, BRFH, and BR Advisory & Investments, LLC had entered into a credit agreement dated June 23, 2021 (as amended, the “Prior Credit Agreement”) with Nomura Corporate Funding Americas, LLC, as administrative agent, and Wells Fargo Bank, N.A., as collateral agent, for a four-year $300,000 secured term loan credit facility (the “Prior Term Loan Facility”) and a four-year $80,000 secured revolving loan credit facility (the “Prior Revolving Credit Facility”) with a maturity date of June 23, 2025.

On August 21, 2023, the Company and BRFH Borrower, and certain direct and indirect subsidiaries of the BRFH Borrower (the “BRFH Guarantors”), entered into a credit agreement (the “Credit Agreement”) with Nomura Corporate Funding Americas, LLC, as administrative agent, and Computershare Trust Company, N.A., as collateral agent, for a four-year $500,000 secured term loan credit facility (the “New Term Loan Facility”) and a four-year $100,000 secured revolving loan credit facility (the “New Revolving Credit Facility” and together, the “New Credit Facilities”). The purpose of the Credit Agreement was to (i) fund the Freedom VCM equity investment, (ii) prepay in full the Prior Term Loan Facility and Prior Revolving Credit Facility with an aggregate outstanding balance of $347,877, which included $342,000 in principal and $5,877 in interest and fees, (iii) fund a dividend reserve in an amount not less than $65,000, (iv) pay related fees and expenses, and (v) for general corporate purposes.

The Credit Agreement was secured on a first priority basis by a security interest in the equity interests of the BRFH Borrower and each of the BRFH Borrower’s subsidiaries (subject to certain exclusions) and a security interest in substantially all of the assets of the BRFH Borrower and the Guarantors. The Credit Agreement contained certain affirmative and negative covenants customary for financings of this type that, among other things, limited the Company’s and its subsidiaries’ ability to incur additional indebtedness or liens, to dispose of assets, to make certain fundamental changes, to enter into restrictive agreements, to make certain investments, loans, advances, guarantees and acquisitions, to prepay certain indebtedness and to pay dividends or to make other distributions or redemptions/repurchases in respect of their respective equity interests. The Credit Agreement contained customary events of default, including with respect to a failure to make payments under the credit facilities, cross-default, certain bankruptcy and insolvency events and customary change of control events. On September 17, 2024, the Company entered into Amendment No. 4 to the Credit Agreement (the “Fourth Nomura Amendment”), and the Company made a payment of $85,857 which consisted of a principal payment of $85,146 and accrued interest of $711. Loan fees incurred in connection with the Fourth Nomura Amendment totaled $5,869, of which $3,523 was added to the principal balance of the term loan. After giving effect to these amounts, the outstanding principal balance on the term loan was reduced from $469,750 to $388,127. In connection with the Fourth Nomura Amendment, the revolving credit facility in the amount of $100,000, which had no balance outstanding at September 17, 2024, was terminated and the Company was required to reduce the principal amount of the term loan to be no greater than $100,000 on or prior to September 30, 2025. The scheduled maturity date of the term loan was August 21, 2027.

Prior to the Fourth Nomura Amendment, SOFR rate loans under the New Credit Facilities accrued interest at the adjusted Term SOFR rate plus an applicable margin of 6.00%. In addition to paying interest on outstanding borrowings under the New Revolving Credit Facility, the Company was required to pay a quarterly commitment fee based on the

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unused portion, which was determined by the average utilization of the facility for the immediately preceding fiscal quarter. In connection with the Fourth Nomura Amendment, interest on the term loan increased to SOFR loans accrued interest at the adjusted term SOFR plus an applicable margin of 7.00% cash interest or, at the election of the Company, at the adjusted term SOFR determined plus an applicable margin of 6.00% cash interest plus 1.50% paid-in-kind interest; and base rate loans accrued interest at the base rate plus an applicable margin of 6.00% cash interest or, at the election of the Company, at the adjusted term SOFR determined for such day plus an applicable margin of 5.00% cash interest plus 1.50% PIK Interest. Interest expense on the term loan during the three months ended September 30, 2024 was $6,087. Interest expense on the term loan during the nine months ended September 30, 2025 and 2024 was $2,457 and $18,776, respectively. Interest on the revolving facility, which was terminated in connection with the Fourth Nomura Amendment on September 17, 2024, was $428 and $1,420 during the three and nine months ended September 30, 2024, respectively.

The Fourth Nomura Amendment contained certain provisions related to borrowing base, including specific treatment for certain assets in the calculation of borrowing base and also included mandatory prepayment provisions regarding asset sales. On December 9, 2024, the Company entered into Amendment No. 5 to the Credit Agreement (the “Fifth Amendment”) which extended the springing maturity date of the term loans if more than $25,000 aggregate principal amount of the 5.50% 2026 Notes was outstanding to February 3, 2026 and permitted under certain conditions an additional $10,000 of telecommunications financing. On January 3, 2025, the Company entered into Amendment No. 6 to the Credit Agreement (the “Sixth Amendment”) which agreed to permit under certain conditions the contribution by BRPI of 100% of the equity interests in Lingo to BRPAC in connection with the entry into the BRPAC Amended Credit Agreement. There was no fee charged in connection with the Sixth Amendment.

The borrowing base as defined in the Credit Agreement consisted of a collateral pool that includes certain of the Company’s loans receivables in the amount of $112,454 (which was included in the “Loans receivable, at fair value” line item of $90,103 reported in our consolidated balance sheet at December 31, 2024) and investments in the amount of $228,292 (which was included in the “Securities and other investments owned, at fair value” line item of $282,325 reported in our consolidated balance sheet) as of December 31, 2024.

As of December 31, 2024, the outstanding balance on the term loan was $117,292 (net of unamortized debt issuance costs of $5,246). As fully discussed in “Oaktree Credit Agreement” above, on February 26, 2025, the Company used proceeds from the Credit Facility to repay the outstanding principal balance under the Prior Credit Agreement.

BRPAC Credit Agreement

On December 19, 2018, BRPAC, United Online, Inc., and YMAX Corporation, Delaware corporations (collectively, the “BRPAC Borrowers”), indirect wholly owned subsidiaries of the Company, in the capacity as borrowers, entered into a credit agreement (the “BRPAC Credit Agreement”) with the Banc of California, N.A. in the capacity as agent (the “Agent”) and lender and with the other lenders party thereto (the “Closing Date Lenders”). Certain of the BRPAC Borrowers’ U.S. subsidiaries are guarantors of all obligations under the BRPAC Credit Agreement and are parties to the BRPAC Credit Agreement in such capacity (collectively, the “Secured Guarantors”; and together with the BRPAC Borrowers, the “Credit Parties”). In addition, the Company and B. Riley Principal Investments, LLC, the parent corporation of BRPAC and a subsidiary of the Company, are guarantors of the obligations under the BRPAC Credit Agreement pursuant to standalone guaranty agreements pursuant to which the shares outstanding membership interests of BRPAC are pledged as collateral.

Through a series of amendments, including the most recent fourth amendment to the BRPAC Credit Agreement (the “Fourth BRPAC Amendment”) on June 21, 2022, the BRPAC Borrowers, the Secured Guarantors, the Agent and the Closing Date Lenders agreed to the following, among other things: (i) the Lenders agreed to make a new $75,000 term loan to the BRPAC Borrowers, the proceeds of which the BRPAC Borrowers’ used to repay the outstanding principal amount of the existing terms loans and optional loans and will use for other general corporate purposes, (ii) a new applicable margin level of 3.50% was established as set forth from the date of the Fourth BRPAC Amendment, (iii) Marconi Wireless Holdings, LLC (“Marconi Wireless”) was added to the BRPAC Borrowers, (iv) the maturity date of the term loan was set to June 30, 2027, and (v) the BRPAC Borrowers were permitted to make certain distributions to the parent company of the BRPAC Borrowers.

Annex A-97

The borrowings under the amended BRPAC Credit Agreement bear interest equal to the 30-day Average SOFR rate plus a margin of 2.75% to 3.50% per annum, depending on the BRPAC Borrowers’ consolidated total funded debt ratio as defined in the BRPAC Credit Agreement. As of December 31, 2024, the outstanding balance on the term loan was $29,774 (net of unamortized debt issuance costs of $332).

On January 6, 2025 (the “Closing Date”), BRPAC entered into the BRPAC Amended Credit Agreement with certain subsidiaries of the Company, the Banc of California, in the capacity as agent and lender and with other lenders party thereto from time to time. The Company’s subsidiary Lingo was added as a BRPAC Borrower to the BRPAC Amended Credit Agreement. Pursuant to the BRPAC Amended Credit Agreement, the lenders made a new five-year $80,000 term loan to the BRPAC Borrowers, the proceeds of which were used to repay in full the obligations under the original BRPAC Credit Agreement dated December 19, 2018 and the Lingo Credit Agreement. In connection with the BRPAC Amended Credit Agreement, the BRPAC Borrowers also made certain distributions to the parent company of the BRPAC Borrowers from existing cash on hand. The BRPAC Amended Credit Agreement also builds in provisions for incremental term loans up to $40,000 allowing certain distributions to the parent company of the BRPAC Borrowers from the proceeds of such incremental term loans. The modification amended the reference rate from 30-day Average SOFR to Term SOFR. The BRPAC Borrowers’ U.S. subsidiaries are guarantors of all obligations under the BRPAC Amended Credit Agreement. The obligations under the BRPAC Amended Credit Agreement are secured by first-priority liens on, and first priority security interest in, substantially all of the assets of the BRPAC Borrowers, including a pledge of (a) 100% of the equity interests of the BRPAC Borrowers; (b) 65% of the equity interests in United Online Software Development (India) Private Limited, a private limited company organized under the laws of India; and (c) 65% of the equity interests in magicJack VocalTec Ltd., an Israel corporation. Such security interests are evidenced by pledge, security, and other related agreements. The purpose of the refinancing was to consolidate the prior Lingo and BRPAC Credit Agreements held by subsidiaries of the Communications segment into a single debt facility. For accounting purposes, the modification of terms was considered a troubled debt restructuring. As the future undiscounted cash payments under the terms of the modified debt exceeded the carrying amount of the old debt on the modification date, the Company accounted for the restructuring on a prospective basis using the revised effective interest rate established under the amended agreement. The carrying amount of the restructured debt includes variable interest rates from Term SOFR.

The borrowings under the BRPAC Amended Credit Agreement bear interest equal to the Term SOFR rate plus a margin of 2.75% to 3.50% per annum, depending on the BRPAC Borrowers consolidated total funded debt ratio as defined in the BRPAC Amended Credit Agreement. The interest rate is subject to a margin level of 3.25%. As of the Closing Date, the outstanding principal amount was $80,000 with quarterly installments of principal due in the amount of $4,000, and any remaining principal balance is due at final maturity on January 6, 2030.

Interest expense on the term loan during the three months ended September 30, 2025 and 2024 was $1,475 and $825, respectively, and during the nine months ended September 30, 2025 and 2024 was $4,626 and $2,800, respectively.

The BRPAC Amended Credit Agreement contains certain covenants, including those limiting the Credit Parties’, and their subsidiaries’, ability to incur indebtedness, incur liens, sell or acquire assets or businesses, change the nature of their businesses, engage in transactions with related parties, make certain investments or pay dividends. In addition, the BRPAC Amended Credit Agreement requires the Credit Parties to maintain certain financial ratios. The BRPAC Amended Credit Agreement also contains customary representations and warranties, affirmative covenants, and events of default, including payment defaults, breach of representations and warranties, covenant defaults and cross defaults. If an event of default occurs, the agent would be entitled to take various actions, including the acceleration of outstanding amounts due under the BRPAC Amended Credit Agreement. The Company is in compliance with all financial covenants in the BRPAC Amended Credit Agreement as of September 30, 2025.

Annex A-98

SENIOR NOTES

Senior notes payable, net, are comprised of the following:

	September 30, 2025	December 31, 2024
Senior Notes Payable:
6.375% Senior notes due February 28, 2025	$—	$145,211
5.50% Senior notes due March 31, 2026	101,451	216,662
6.50% Senior notes due September 30, 2026	178,433	180,464
5.00% Senior notes due December 31, 2026	177,563	322,667
8.00% New Notes due January 1, 2028	277,007	—
6.00% Senior notes due January 31, 2028	213,876	264,345
5.25% Senior notes due August 31, 2028	362,999	401,307
Subtotal	1,311,329	1,530,656
Less: Unamortized debt issuance costs	(18)	(95)
Total Senior Notes Payable	$1,311,311	$1,530,561

As of September 30, 2025 and December 31, 2024, total senior notes outstanding were $1,311,311 (net of unamortized debt issue costs of $18) and $1,530,561 (net of unamortized debt issue costs of $95), respectively, with a weighted average interest rate of 5.60% and 5.62%, respectively. Interest on senior notes is payable on a quarterly basis. Interest expense on senior notes totaled $15,184 and $22,617 during the three months ended September 30, 2025 and 2024, respectively and $54,074 and $70,032 during the nine months ended September 30, 2025 and 2024, respectively.

On February 28, 2025 (“the Redemption Date”), the Company redeemed all of the $145,211 of issued and outstanding 6.375% Senior Notes due February 28, 2025 (the “6.375% 2025 Notes”). The redemption price was equal to 100% of the aggregate principal amount, plus any accrued and unpaid interest up to, but excluding, the Redemption Date. In connection with the full redemption, the 6.375% 2025 Notes, which were listed on Nasdaq under the ticker symbol “RILYM,” were delisted from Nasdaq and ceased trading on the Redemption Date.

During the nine months ended September 30, 2025, the Company completed five private exchange transactions with institutional investor lenders pursuant to which the lenders exchanged senior notes for the New Notes, whereupon the exchanged notes were cancelled. The exchange dates, senior notes exchanged, New Notes issued and the issuance of warrants in conjunction with each of the five private exchange transactions (see Note 19 — Stockholder’s Equity for discussion of the warrants) during the nine months ended September 30, 2025 are summarized in the following table:

	Exchange Date					Total
	March 26, 2025	April 7, 2025	May 21, 2025	June 30, 2025	July 11, 2025
5.50% Senior Notes due 2026	$86,309	$—	$29,535	$—	$—	$115,844
6.50% Senior Notes due 2026	—	—	—	—	2,061	2,061
5.00% Senior Notes due 2026	36,745	7,000	75,000	8,021	19,682	146,448
6.00% Senior Notes due 2028	—	10,000	34,537	1,892	4,706	51,135
5.25% Senior Notes due 2028	—	5,000	—	18,096	16,389	39,485
Total exchanged Senior Notes principal	$123,054	$22,000	$139,072	$28,009	$42,838	$354,973

8.00% New Notes principal due in 2028	$87,753	$9,992	$93,067	$13,000	$24,611	$228,423

Warrants issued with the exchange (Note 19)	351,012	39,968	372,268	52,000	98,444	913,692

The total principal amount of New Notes issued for the five exchanges above totaled $228,423. The carrying amount of the New Notes in the amount of $277,007 at September 30, 2025 also includes the future undiscounted cash payments representing interest in the amount of $48,584. Each of the exchanges above represented a troubled debt

Annex A-99

restructuring. As the carrying amount of the debt for each exchange exceeded the future undiscounted cash payments under the terms of the New Notes on the date of each exchange, the Company recorded a gain on the debt restructuring of $12,222 and $67,208 during the three and nine months ended September 30, 2025. The New Notes were recognized at a carrying value of $107,156 for the exchange dated March 26, 2025, $140,312 for the three exchanges dated April 7, 2025, May 21, 2025, and June 30, 2025, and $29,539 for the exchange dated July 11, 2025 that is equal to the future undiscounted cash payments of the New Notes, and no future interest expense is recognized since the effective interest rate was set to zero upon the restructuring.

The New Notes were issued pursuant to an indenture, dated as of March 26, 2025 (the “New Notes Indenture”), governing the issuance of New Notes dated March 26, 2025, April 7, 2025, May 21, 2025, June 30, 2025, and July 11, 2025 for the five exchanges noted above, between the Company, certain subsidiaries of the Company, as guarantors, and GLAS Trust Company LLC, a New Hampshire limited liability company, as trustee and collateral agent, and the New Notes are unconditionally guaranteed jointly and severally by all direct and indirect wholly-owned restricted subsidiaries of the Company, subject to certain excluded subsidiaries (collectively, the “Guarantors”). The New Notes are secured on a second lien basis, junior to the obligations under the Company’s Credit Facility, by substantially all of the assets of the Company and the Guarantors.

The New Notes mature on January 1, 2028 and accrue interest at a rate of 8.00% per annum, payable semi-annually in arrears on April 30 and October 31, beginning on October 31, 2025. The Company is required to pay default interest of 8.00% on accrued interest if the Company fails to pay interest when due.

The Company has the right to redeem the New Notes at any time, in whole or in part. If the New Notes are redeemed prior to March 26, 2026 (including bankruptcy — see events of default below), the redemption price is equal to (1) 100% of the aggregate principal plus (2) a premium, if any, that is the excess for interest payments from the redemption date through March 26, 2026 discounted by the Treasury rate plus 50 basis points over the principal of the Notes being redeemed (the “Applicable Premium”) plus (3) any unpaid and accrued interest that excludes the redemption date. If the New Notes are redeemed after March 26, 2026, including a tender offer, the Company may repay the New Notes at principal plus accrued and unpaid interest if any, but excluding the redemption date.

The New Notes include a change of control provision, where the holders of the New Notes have the right to require the Company to repurchase all or a portion of the New Notes at a purchase price, in cash, equal to 101% of the principal amount thereof, plus accrued and unpaid interest if the Company does not exercise its redemption option.

The New Notes also contain certain other events of default that could result in an acceleration of the Company’s obligations under the New Notes.

In addition, if the Company or its restricted subsidiaries engage in certain asset sales and do not invest such proceeds or permanently reduce certain debt within a specified period of time, the Company may be required to use a portion of the proceeds of such asset sales above a specified threshold to make an offer to purchase the New Notes at a price equal to 100% of the principal amount of the New Notes being purchased, plus accrued and unpaid interest.

The New Notes Indenture contains certain covenants that, among other things, limit the Company’s and its subsidiaries’ ability to incur additional indebtedness or liens, to dispose of assets, to make certain fundamental changes, to enter into restrictive agreements, to make certain investments, loans, advances, guarantees and acquisitions, to prepay certain indebtedness and to pay dividends or to make other distributions or redemptions/repurchases in respect of their respective equity interests.

Annex A-100

SECTION 12 — PRO FORMA FINANCIAL INFORMATION FOR 2025 SIGNIFICANT DISPOSITIONS

On June 27, 2025, April 4, 2025, and March 3, 2025, BRC Group Holdings, Inc. (f/k/a B. Riley Financial, Inc.) (the “Company”), completed the sales of the “GlassRatner,” “Wealth W-2,” and “Atlantic Companies” disposal groups, respectively, as defined and further described in Note 1 — Description of the Dispositions. The unaudited pro forma consolidated financial information illustrates the pro forma effects of the dispositions of GlassRatner, Wealth W-2, and the Atlantic Companies and other transaction accounting adjustments in accordance with Article 11 of Regulation S-X, Pro Forma Financial Information.

The unaudited pro forma consolidated financial information has been derived from the Company’s historical audited and unaudited consolidated financial statements, and reflects certain assumptions and transaction accounting adjustments that management believes are reasonable under the circumstances and based on the information available, as further described in Note 3 — Adjustments to the Unaudited Pro Forma Consolidated Financial Information.

The unaudited pro forma consolidated statements of operations for the nine months ended September 30, 2025, and the years ended December 31, 2024 and 2023, reflect the disposition of the GlassRatner disposal group as if it had closed on January 1, 2023, and the dispositions of the Wealth W-2 and Atlantic Companies disposal groups as if those transactions had closed on January 1, 2024 (refer to Note 2 — Basis of Presentation for further discussion). The unaudited pro forma condensed consolidated statement of operations for the nine months ended September 30, 2025 does not reflect the disposition of GlassRatner, as the GlassRatner disposal group transactions are already reflected in the Company’s historical unaudited condensed consolidated statement of operations for the nine months ended September 30, 2025.

An unaudited condensed consolidated balance sheet is not presented in the unaudited pro forma consolidated financial information because the disposals of the GlassRatner, Wealth W-2, and Atlantic Companies disposal groups occurred prior to September 30, 2025, and are therefore already reflected in the Company’s historical unaudited condensed consolidated balance sheet as of September 30, 2025.

The unaudited pro forma consolidated financial information should be read in conjunction with:

•        The accompanying notes to the unaudited pro forma consolidated financial information; and

•        The Company’s historical audited consolidated financial statements and accompanying notes for the year ended December 31, 2024, which were prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”), included in the Company’s annual report on Form 10-K; and

•        The Company’s historical unaudited condensed consolidated financial statements and accompanying notes for the three months ended March 31, 2025, which were prepared in accordance with U.S. GAAP, included in the Company’s quarterly report on Form 10-Q; and

•        The Company’s historical unaudited condensed consolidated financial statements and accompanying notes for the six months ended June 30, 2025, which were prepared in accordance with U.S. GAAP, included in the Company’s quarterly report on Form 10-Q; and

•        The Company’s historical unaudited condensed consolidated financial statements and accompanying notes for the nine months ended September 30, 2025, which were prepared in accordance with U.S. GAAP, included in the Company’s quarterly report on Form 10-Q.

The unaudited pro forma consolidated financial information is provided for illustrative and informational purposes only and is not intended to represent or indicate what the Company’s consolidated results of operations would have been had it historically operated as an independent organization, separate from the GlassRatner, Wealth W-2, and/or Atlantic Companies disposal groups, or if the dispositions had occurred on the dates indicated. Additionally, the unaudited pro forma consolidated financial information should not be considered representative of the Company’s future consolidated results of operations.

Annex A-101

		Transaction Accounting Adjustments
	As Reported Nine Months Ended September 30, 2025	Removal of Wealth W-2 Disposal Group(a)	Removal of Atlantic Companies Disposal Group(b)	Notes	Other Transaction Accounting Adjustments	Notes	Pro Forma Nine Months Ended September 30, 2025
Revenues:
Services and fees	$475,279	$(6,217)	$(6,958)		$—		$462,104
Trading income	64,521	—	—		—		64,521
Fair value adjustments on loans	(5,997)	—	—		—		(5,997)
Interest income – loans	9,143	—	—		—		9,143
Interest income – securities lending	5,487	—	—		—		5,487
Sale of goods	140,803	—	—		—		140,803
Total revenues	689,236	(6,217)	(6,958)		—		676,061

Operating expenses:
Direct cost of services	107,207	—	(4,880)		—		102,327
Cost of goods sold	106,847	—	—		—		106,847
Selling, general and administrative expenses	453,649	(2,955)	(3,425)		—		447,269
Restructuring charge	505	—	—		—		505
Impairment of goodwill and other intangible assets	1,500	—	—		—		1,500
Interest expense – Securities lending and loan participations sold	4,781	—	—		—		4,781
Total operating expenses	674,489	(2,955)	(8,305)		—		663,229
Operating loss	14,747	(3,262)	1,347		—		12,832

Other income (expense):
Interest income	3,469	—	—		—		3,469
Dividend income	821	—	—		—		821
Realized and unrealized losses on investments	28,472	—	—		—		28,472
Change in fair value of financial instruments and other	9,492	—	—		—		9,492
Gain on sale and deconsolidation of business	86,213	—	—		—		86,213
Gain on senior note exchange	67,208	—	—		—		67,208
Income (loss) from equity method investments	34,244	—	—		—		34,244
Loss on extinguishment of debt	(21,643)	—	—		—		(21,643)
Interest expense	(72,685)	—	1,330	(c)	817	(d)	(70,538)
Income from continuing operations before income taxes	150,338	(3,262)	2,677		817		150,570
(Provision for) benefit from income taxes	(1,194)	894	(367)	(e)	(224)	(e)	(891)
Net income from continuing operations	149,144	(2,368)	2,310		593		149,679
Net loss from continuing operations attributable to noncontrolling interests and redeemable noncontrolling interests	(594)	—	147		—		(447)
Net income from continuing operations attributable to Registrant	149,738	(2,368)	2,163		593		150,126
Preferred stock dividends	6,045	—	—		—		6,045
Net income available to common shareholders	$143,693	$(2,368)	$2,163		$593		$144,081

Basic income from continuing operations per common share	$4.70						$4.72
Diluted income from continuing operations per common share	$4.70						$4.72

Weighted average basic common shares outstanding	30,541,169						30,541,169
Weighted average diluted common shares outstanding	30,541,169						30,541,169

Annex A-102

		Transaction Accounting Adjustments		Transaction Accounting Adjustments
	As Reported Year Ended December 31, 2024	Removal of GlassRatner Disposal Group	Subtotal	Removal of Wealth W-2 Disposal Group(a)	Removal of Atlantic Companies Disposal Group(b)	Notes	Other Transaction Accounting Adjustments	Notes	Pro Forma Year Ended December 31, 2024
Revenues:
Services and fees	$875,480	$(92,176)	$783,304	$(22,653)	$(38,156)		$—		$722,495
Trading loss	(57,007)	—	(57,007)	—	—		—		(57,007)
Fair value adjustments on loans	(325,498)	—	(325,498)	—	—		—		(325,498)
Interest income – loans	54,141	—	54,141	—	—		—		54,141
Interest income – securities lending	70,862	—	70,862	—	—		—		70,862
Sale of goods	220,619	—	220,619	—	—		—		220,619
Total revenues	838,597	(92,176)	746,421	(22,653)	(38,156)		—		685,612

Operating expenses:
Direct cost of services	213,901	—	213,901	—	(26,056)		—		187,845
Cost of goods sold	167,634	—	167,634	—	—		—		167,634
Selling, general and administrative expenses	759,777	(70,366)	689,411	(10,167)	(16,616)		—		662,628
Restructuring charge	1,522	—	1,522	—	—		—		1,522
Impairment of goodwill and other intangible assets	105,373	—	105,373	—	—		—		105,373
Interest expense – Securities lending and loan participations sold	66,128	—	66,128	—	—		—		66,128
Total operating expenses	1,314,335	(70,366)	1,243,969	(10,167)	(42,672)		—		1,191,130
Operating loss	(475,738)	(21,810)	(497,548)	(12,486)	4,516		—		(505,518)

Other income (expense):
Interest income	3,621	(21)	3,600	—	—		—		3,600
Dividend income	4,462	—	4,462	—	—		—		4,462
Realized and unrealized losses on investments	(263,686)	163	(263,523)	—	—		—		(263,523)
Change in fair value of financial instruments and other	4,614	—	4,614	—	—		—		4,614
Income from equity method investments	31	—	31	—	—		—		31
Loss on extinguishment of debt	(18,725)	—	(18,725)	—	—		—		(18,725)
Interest expense	(133,308)	—	(133,308)	—	2,573	(c)	5,316	(d) (f)	(125,419)
Loss from continuing operations before income taxes	(878,729)	(21,668)	(900,397)	(12,486)	7,089		5,316		(900,478)
Provision for income taxes	(22,125)	4,934	(17,191)	3,421	(694)	(e)	(1,456)	(e)	(15,920)
Net loss from continuing operations	(900,854)	(16,734)	(917,588)	(9,065)	6,395		3,860		(916,398)
Net loss from continuing operations attributable to noncontrolling interests and redeemable noncontrolling interests	(8,920)	—	(8,920)	—	332		—		(8,588)
Net loss from continuing operations attributable to Registrant	(891,934)	(16,734)	(908,668)	(9,065)	6,063		3,860		(907,810)
Preferred stock dividends	8,060	—	8,060	—	—		—		8,060
Net loss available to common shareholders	$(899,994)	$(16,734)	$(916,728)	$(9,065)	$6,063		$3,860		$(915,870)

Basic loss from continuing operations per common share	$(29.67)								$(30.19)
Diluted loss from continuing operations per common share	$(29.67)								$(30.19)

Weighted average basic common shares outstanding	30,336,274								30,336,274
Weighted average diluted common shares outstanding	30,336,274								30,336,274
Annex A-103

		Transaction Accounting Adjustments
	As Reported Year Ended December 31, 2023	Removal of GlassRatner Disposal Group	Subtotal	Other Transaction Accounting Adjustments	Notes	Pro Forma Year Ended December 31, 2023
Revenues:
Services and fees	$898,750	$(77,284)	$821,466	$766	(g)	$822,232
Trading income	21,603	—	21,603	—		21,603
Fair value adjustments on loans	20,225	—	20,225	—		20,225
Interest income – loans	123,244	—	123,244	—		123,244
Interest income – securities lending	161,652	—	161,652	—		161,652
Sale of goods	240,303	—	240,303	—		240,303
Total revenues	1,465,777	(77,284)	1,388,493	766		1,389,259

Operating expenses:
Direct cost of services	214,065	—	214,065	—		214,065
Cost of goods sold	172,836	—	172,836	—		172,836
Selling, general and administrative expenses	764,926	(60,254)	704,672	—		704,672
Restructuring charge	2,131	—	2,131	—		2,131
Impairment of goodwill and other intangible assets	70,333	—	70,333	—		70,333
Interest expense – Securities lending and loan participations sold	145,435	—	145,435	—		145,435
Total operating expenses	1,369,726	(60,254)	1,309,472	—		1,309,472
Operating income	96,051	(17,030)	79,021	766		79,787

Other income (expense):
Interest income	3,875	(16)	3,859	—		3,859
Dividend income	12,747	—	12,747	—		12,747
Realized and unrealized losses on investments	(162,053)	—	(162,053)	—		(162,053)
Change in fair value of financial instruments and other	(3,998)	—	(3,998)	—		(3,998)
Gain on bargain purchase	15,903	—	15,903	—		15,903
Loss from equity method investments	(152)	—	(152)	—		(152)
Loss on extinguishment of debt	(5,409)	—	(5,409)	—		(5,409)
Interest expense	(156,240)	—	(156,240)	3,740	(f)	(152,500)
Loss from continuing operations before income taxes	(199,276)	(17,046)	(216,322)	4,506		(211,816)
Benefit from income taxes	39,115	4,666	43,781	(1,235)	(e)	42,546
Net loss from continuing operations	(160,161)	(12,380)	(172,541)	3,271		(169,270)
Net loss from continuing operations attributable to noncontrolling interests and redeemable noncontrolling interests	(10,780)	—	(10,780)	—		(10,780)
Net loss from continuing operations attributable to Registrant	(149,381)	(12,380)	(161,761)	3,271		(158,490)
Preferred stock dividends	8,057	—	8,057	—		8,057
Net loss available to common shareholders	$(157,438)	$(12,380)	$(169,818)	$3,271		$(166,547)

Basic loss from continuing operations per common share	$(5.38)					$(5.69)
Diluted loss from continuing operations per common share	$(5.38)					$(5.69)

Weighted average basic common shares outstanding	29,265,099					29,265,099
Weighted average diluted common shares outstanding	29,265,099					29,265,099

Annex A-104

Note 1 — Description of the Dispositions

Disposal of GlassRatner

On June 27, 2025, the Company signed an equity purchase agreement to sell all of the membership interests of its wholly owned subsidiary, GlassRatner Advisory & Capital Group, LLC, a Delaware limited liability company, and B. Riley Farber Advisory Inc., an Ontario corporation (“Farber”) (together, GlassRatner Advisory & Capital Group, LLC, and Farber are collectively referred to as “GlassRatner”). In connection with the sale of the GlassRatner disposal group, the Company entered into a Transition Services Agreement with the purchaser to provide certain management and corporate services.

The Company determined that the transactions associated with the disposition of the GlassRatner disposal group, which at closing represented substantially all of the Financial Consulting segment, qualified as discontinued operations.

Disposal of Wealth W-2

On April 4, 2025, the Company completed the sale of its traditional (W-2) Wealth Management business (“Wealth W-2”) for net consideration of approximately $26.0 million in cash, representing 36 financial advisors whose managed accounts totaled approximately $4.0 billion in assets under management as of March 31, 2025.

The Company determined that the assets and liabilities associated with the Wealth W-2 disposal group met the criteria to be classified as held for sale and were properly classified as held for sale in the Company’s historical audited consolidated balance sheet as of December 31, 2024.

No pro forma adjustments have been made to reflect the proceeds received from the disposition of the Wealth W-2 disposal group or the transaction costs incurred, as the gain on the disposal of the held for sale assets and related transaction costs is already included in the Company’s historical unaudited condensed consolidated statement of operations for the nine months ended September 30, 2025.

Disposal of Atlantic Companies

On March 3, 2025, the Company and BR Financial Holdings, LLC, a wholly owned subsidiary of the Company (“BR Financial”), B. Riley Environmental Holdings, LLC, and other indirect subsidiaries of the Company, which included Atlantic Coast Recycling, LLC (“Atlantic Coast Recycling”) and Atlantic Coast Recycling of Ocean County, LLC (“Atlantic Coast Recycling of Ocean County”) (together, Atlantic Coast Recycling and Atlantic Coast Recycling of Ocean County are collectively referred to as the “Atlantic Companies”), entered into a Membership Interest Purchase Agreement, dated as of March 1, 2025, whereby all of the issued and outstanding membership interests in each of the Atlantic Companies owned by BR Financial and the minority holders were sold to a third party for an agreed-upon purchase price, subject to adjustments and a holdback amount pending receipt of a specific third-party consent (the “Atlantic Companies” transaction). Net cash proceeds from the sale of the Atlantic Companies disposal group were adjusted for amounts allocated to non-controlling interests, repayment of contingent consideration, transaction costs, and other items directly attributable to the closing of the Atlantic Companies transaction. The Company determined that the assets and liabilities associated with the Atlantic Companies transaction met the criteria to be classified as held for sale, and were properly classified as held for sale in the Company’s historical audited consolidated balance sheet as of December 31, 2024.

No unaudited pro forma adjustments have been made to reflect the proceeds received from the disposition of the Atlantic Companies disposal group or the transaction costs incurred, as the gain on the disposal of the held for sale assets and related transaction costs is already included in the Company’s historical unaudited condensed consolidated statement of operations for the nine months ended September 30, 2025.

Note 2 — Basis of Presentation

The historical audited and unaudited consolidated financial statements have been adjusted in the unaudited pro forma consolidated financial information to reflect certain transaction accounting adjustments related to the dispositions of the GlassRatner, Wealth W-2, and Atlantic Companies disposal groups, as described above in Note 1 — Description of the Dispositions.

Annex A-105

The unaudited pro forma consolidated financial information and accompanying notes have been prepared for informational purposes only, in accordance with Article 11 of Regulation S-X. The unaudited pro forma consolidated statements of operations for the nine months ended September 30, 2025, and the years ended December 31, 2024 and 2023, reflect the disposition of the GlassRatner disposal group as if it had closed on January 1, 2023, and the dispositions of the Wealth W-2 and Atlantic Companies disposal groups as if they had closed on January 1, 2024. The unaudited pro forma condensed consolidated statement of operations for the nine months ended September 30, 2025 does not reflect the disposition of GlassRatner as the GlassRatner disposal group transactions are already reflected in the Company’s historical unaudited condensed consolidated statement of operations for the nine months ended September 30, 2025.

An unaudited condensed consolidated balance sheet is not presented in the pro forma consolidated financial information because the disposals of the GlassRatner, Wealth W-2, and Atlantic Companies disposal groups occurred prior to September 30, 2025, and are therefore already reflected in the Company’s historical unaudited condensed consolidated balance sheet as of September 30, 2025.

Note 3 — Adjustments to the Unaudited Pro Forma Consolidated Financial Information

The unaudited pro forma consolidated financial information has been prepared based on certain pro forma adjustments to the historical audited consolidated financial statements and historical unaudited condensed consolidated financial statements of the Company. Certain assumptions regarding the operations of the Company have been made in connection with the preparation of the unaudited pro forma consolidated financial information. These adjustments and assumptions are as follows:

(a)     Reflects adjustments to remove the Wealth W-2 disposal group. The assets and liabilities sold as part of the Wealth W-2 disposition were reported as held for sale in the Company’s historical consolidated balance sheet as of December 31, 2024. However, the Company determined that the disposition of Wealth W-2 did not meet the criteria to be reported as discontinued operations.

(b)    Reflects adjustments to remove the Atlantic Companies disposal group. The assets and liabilities sold as part of the Atlantic Companies disposition were reported as held for sale in the Company’s historical consolidated balance sheet as of December 31, 2024. However, the Company determined that the disposition of the Atlantic Companies did not meet the criteria to be reported as discontinued operations.

(c)     Reflects adjustments to interest expense on the Company’s existing indebtedness under the Credit Facility for the repayment of approximately $21.2 million of principal on the term loan, using a portion of the cash proceeds received from the disposition of the Atlantic Companies disposal group. The repayment of principal relates to the Oaktree Credit Facilities, which were entered into on February 26, 2025, replacing the Nomura term loan facility established on August 21, 2023. The Atlantic Companies disposal group served as collateral for the Oaktree Credit Facilities and the Nomura term loan facility, and the sale of the Atlantic Companies disposal group required repayment of the related indebtedness under both facilities. The effective interest rates on the term loan were 12.33% and 11.52% immediately prior to repayment and as of December 31, 2024, respectively. No amounts were outstanding under the Nomura arrangements as of September 30, 2025.

(d)    Reflects adjustments to interest expense on the Company’s existing indebtedness under the Credit Facility for the repayment of approximately $13.25 million of principal on the term loan, using a portion of the cash proceeds received from the disposition of the Wealth W-2 disposal group. The repayment of principal relates to the Oaktree Credit Facilities, which were entered into on February 26, 2025, replacing the Nomura term loan facility. The effective interest rates on the term loan were 12.20% and 11.52% immediately prior to repayment and as of December 31, 2024, respectively.

The Wealth W-2 disposal group was part of the borrowing base assets under the Oaktree Credit Facilities but was not part of the borrowing base assets under the Nomura term loan facility. Because the disposition of the Wealth W-2 disposal group required a repayment of principal under the Oaktree Credit Facilities but would have not required repayment under the historical Nomura term loan facility, the Company elected to present all unaudited pro forma interest expense adjustments in “Other Transaction Accounting Adjustments.”

Annex A-106

(e)     Reflects adjustments to estimate the income tax impact of the unaudited pro forma adjustments. The income tax effect was estimated using the Company’s blended federal and state historical statutory tax rate of 27.4%, which includes the federal rate of 21.0% and the state rate of 8.2%, adjusted for the federal benefit, in effect for the nine months ended September 30, 2025 and the year ended December 31, 2024. This blended statutory tax rate has remained consistent over the periods presented and does not consider the impact of any valuation allowance.

(f)     Reflects adjustments to interest expense on the Company’s existing indebtedness under the Credit Facility for the repayment of approximately $32.9 million of principal on the term loan, using a portion of the cash proceeds received from the disposition of the GlassRatner disposal group. The repayment of principal relates to the Oaktree Credit Facilities, which were entered into on February 26, 2025, replacing the Nomura term loan facility.

The proceeds received from the Nomura term loan facility on August 21, 2023 were used for several purposes, including the repayment of all outstanding obligations under the original credit agreement dated June 23, 2021 (as modified by the First Amendment dated September 15, 2021, the Second Incremental Amendment dated December 17, 2021, the Third Amendment dated June 17, 2022, the Fourth Amendment dated October 13, 2022, and the Fifth Amendment dated March 2, 2023). The effective interest rates on the lending arrangements were 11.52% and 11.37% as of December 31, 2024 and December 31, 2023, respectively.

The GlassRatner disposal group was not part of the borrowing base assets under the Nomura term loan facility. Because the disposition of the GlassRatner disposal group did not require repayment under the historical Nomura term loan facility, the Company elected to present the unaudited pro forma interest expense adjustments during each annual period (when the Nomura term loan facility was outstanding) as “Other Transaction Accounting Adjustments.”

(g)    Reflects the adjustment to record the fees the purchaser of the GlassRatner disposal group is obligated to pay the Company for providing certain management and corporate services during the six months following the disposition of the GlassRatner disposal group, as outlined in the Transition Services Agreement. Accordingly, an unaudited pro forma adjustment has been recorded as other income for the estimated amount the Company expects to earn for these services pursuant to the Transition Services Agreement.

Annex A-107

SECTION 13 — SUMMARY FINANCIAL INFORMATION OF SIGNIFICANT
EQUITY METHOD INVESTEES

Year Ended December 31, 2024 and 2023

The Company owns certain equity securities that are accounted for under the fair value option where the Company would otherwise use the equity method of accounting. Investments become subject to the equity method of accounting when the Company possesses the ability to exercise significant influence, but not control, over the operating and financial policies of the investee. The ability to exercise significant influence is presumed when the Company possesses more than 20% of the voting interests of the investee. However, the Company may have the ability to exercise significant influence over the investee when the Company owns less than 20% of the voting interests of the investee depending on the facts and circumstances that demonstrate that the ability to exercise influence is present, such as when the Company has representation on the board of directors of such investee. In accordance with ASC 321 — Equity Securities, unrealized gains (losses) on equity securities held at December 31, 2024, includes unrealized gains (losses) of $(48,994) and $(134,027) for the years ended December 31, 2024 and 2023, respectively, reported in other income (loss) — realized and unrealized gains (losses) on investments in the consolidated statement of operations.

Freedom VCM Holdings, LLC Equity Interest and Take-Private Transaction

During the year ended December 31, 2024, the Company’s investment in Freedom VCM was written-off as a result of Freedom VCM filing of voluntary petitions for relief under Chapter 11 of the Bankruptcy Code on November 3, 2024. As a result of the bankruptcy filing, the Company no longer has significant influence over Freedom VCM. The investment in Freedom VCM was from the Company’s equity interest that was acquired on August 21, 2023 for $216,500 in cash in connection with the closing of the take private transaction that included the acquisition of FRG, by a buyer group that included members of senior management of FRG, led by Mr. Kahn, FRG’s then Chief Executive Officer (the “FRG take-private transaction”). In connection with the closing of the FRG take-private transaction, the Company terminated an investment advisory agreement (the “Advisory Agreement”) with Mr. Kahn. Pursuant to the Advisory Agreement, Mr. Kahn, as financial advisor, had the sole power to vote or dispose of $64,644 of shares of FRG common stock (based on the value of FRG shares in the FRG take-private transaction as of the closing date of such transaction) held of record by B. Riley Securities, Inc. (“BRS”). Upon the termination of the Advisory Agreement, (i) Mr. Kahn’s right to vote or dispose of such FRG shares terminated, (ii) such FRG shares owned by BRS were rolled over into additional equity interests in Freedom VCM in connection with the FRG take-private transaction, and (iii) Mr. Kahn owed a total of $20,911 to the Company under the Advisory Agreement which amount was added to, and included in, the Amended and Restated Note.

Following these transactions, the Company owned an equity interest of $281,144 (based on the transaction price in the FRG take-private transaction) or 31% of the outstanding equity interests in Freedom VCM. Also in connection with the FRG take-private transaction, on August 21, 2023 all of the equity interests of BRRII, a majority-owned subsidiary of the Company, were sold to a Freedom VCM affiliate, which resulted in a loss of $78. In connection with the sale, the Freedom VCM affiliate assumed the obligations with respect to the Pathlight Credit Agreement, as further discussed in Note 13, and the Company entered into a non-recourse promissory note with another Freedom VCM affiliate in the amount of $58,872, with a stated interest rate of 19.74% and a maturity date of August 21, 2033 (the “Freedom Receivables Note”) with payments of principal and interest on the note limited solely to performance of certain receivables held by BRRII.

On December 18, 2023, a wholly owned subsidiary of Freedom VCM entered into a transaction that resulted in the sale of all of the operations of WS Badcock to Conn’s in exchange for the issuance by Conn’s of 1,000,000 shares of Conn’s preferred stock (the “Preferred Shares”). The Preferred Shares issued by Conn’s to Freedom VCM, subject to the terms set forth in the Certificate of Designation, are nonvoting and are convertible into an aggregate of approximately 24,540,295 shares of non-voting common stock of Conn’s, which represented 49.99% of the issued and outstanding shares of common stock of Conn’s which resulted in consideration received by Freedom VCM of approximately $69,900. As a result of the convertible preferred stock having a conversion feature into 49.99% of the common stock of Conn’s, Freedom VCM is considered to have significant influence over Conn’s in accordance with ASC 323, Investments — Equity Method and Joint Ventures. On July 23, 2024, Conn’s filed a Chapter 11 Case under the Bankruptcy Code in the Bankruptcy Court as more fully discussed in Note 2(s).

Annex A-108

On June 1, 2025, the United States Bankruptcy Court for the District of Delaware entered an Order Confirming the Ninth Amended Joint Chapter 11 Plan of Franchise Group, Inc. and its affiliated debtors pursuant to the FRG Plan. Under the FRG Plan, all equity interests and claims related thereto were cancelled and such equity interest holders, including Freedom VCM as an equity holder of Franchise Group, Inc. will not receive any property or distributions under the FRG Plan. As a result, of the FRG Plan, the Company does not expect to receive any proceeds or distributions from the equity investment in Freedom VCM. Prior to the write-off of the investment in Freedom VCM, the Company elected to account for the 31% equity investment under the fair value option. The following tables contain summarized financial information with respect to Freedom VCM, included below for purposes of the disclosure a quarter in arrears (balance sheet amounts as of September 30, 2024 and 2023 correspond to amounts as of December 31, 2024 and 2023, respectively, of the Company; income statement amounts during the twelve months ended September 30, 2024 and 2023 correspond to amounts during the year ended December 31, 2024 and 2023, respectively, of the Company), which is the period in which the most recent financial information is available:

	As of September 30,
	2024	2023
Current assets	$871,102	$1,219,682
Noncurrent assets	$2,889,334	$3,142,660
Current liabilities	$569,281	$749,894
Noncurrent liabilities	$2,680,178	$2,695,446
Equity attributable to investee	$510,977	$917,003
	For the twelve months ended September 30,
	2024	2023
Revenues	$3,131,138	$4,276,097
Cost of revenues	$1,991,258	$2,608,203
Net loss attributable to investees	$(391,385)	$(276,813)

As of December 31, 2024 and 2023, the fair value of the investment in Freedom VCM totaled zero and $287,043, and is included in securities and other investments owned, at fair value in the consolidated balance sheets. The change in fair value recorded in the statement of operations was an unrealized loss $287,043 for the year ended December 31, 2024 and an unrealized gain of $5,899 for the period from August 21, 2023 (date of investment) through December 31, 2023, respectively.

Babcock and Wilcox Enterprises, Inc, Equity Investment

The Company owns a 29.1% voting interest in B&W whereby the Company has elected to account for this investment under the fair value option. The following tables contain summarized financial information with respect to B&W included below for purposes of the disclosure a quarter in arrears (balance sheet amounts as of September 30, 2024 and 2023, correspond to amounts as of December 31, 2024 and 2023, respectively, of the Company; income statement amounts during the twelve months ended September 30, 2024 and 2023, correspond to amounts during the year ended December 31, 2024 and 2023, respectively, of the Company):

	As of September 30,
	2024	2023
Current assets	$530,223	$542,300
Noncurrent assets	$274,410	$294,979
Current liabilities	$297,928	$393,539
Noncurrent liabilities	$709,823	$585,430
Equity attributable to investee	$(203,694)	$(142,316)
Noncontrolling interest	$576	$626

Annex A-109

	For the twelve months ended September 30,
	2024	2023
Revenues	$878,224	$1,022,064
Cost of revenues	$721,112	$795,422
Loss from continuing operations	$(55,910)	$(23,484)
Net loss	$(59,482)	$(128,587)
Net loss attributable to investees	$(67,019)	$(143,591)

As of December 31, 2024 and 2023, the fair value of the investment in B&W totaled $45,012 and $40,072, respectively, and are included in securities and other investments owned, at fair value in the consolidated balance sheets.

Other Public Company Equity Investments

As of December 31, 2024, the Company no longer had significant influence related to the investment in Synchronoss Technologies, Inc. (“Synchronoss”) since the Company’s voting interest declined below 10% and is no longer entitled to board representation on Synchronoss. During the year ended December 31, 2024, the Company sold its entire equity investment in Alta Equipment Group, Inc. In the prior year, at December 31, 2023, the Company had a voting interest of 14% in Synchronoss Technologies, Inc. and 11% in Alta Equipment Group, Inc., and the Company had significant influence due to the equity ownership interest and board representation for both companies. The Company elected to account for these equity investments under the fair value option. The following tables contain summarized financial information for these companies, included below for purposes of the disclosure a quarter in arrears (balance sheet amounts as of September 30, 2024 and 2023, correspond to amounts as of December 31, 2024 and 2023, respectively, of the Company; income statement amounts during the twelve months ended September 30, 2024 and 2023, correspond to amounts during the year ended December 31, December 31, 2024 and 2023, respectively, of the Company), which is the period in which the most recent financial information is available:

	Synchronoss		Alta Equipment Group, Inc.
	As of September 30,		As of September 30, 2023
	2024	2023
Current assets	$77,940	$85,903	$784,300
Noncurrent assets	$221,758	$275,304	$696,100
Current liabilities	$41,553	$74,528	$569,800
Noncurrent liabilities	$210,342	$166,673	$763,100
Equity attributable to investee	$47,803	$120,006	$147,500
	Synchronoss		Alta Equipment Group, Inc.
	For the twelve months ended September 30,		For the twelve months ended September 30, 2023
	2024	2023
Revenues	$170,789	$234,699	$1,783,900
Cost of revenues	$68,365	$82,167	$1,298,900
Net (loss) income attributable to investees	$(38,283)	$(45,468)	$7,100

As of December 31, 2024 and 2023, the fair value of the equity investment in Synchronoss was $7,200 and $8,780, respectively. As of December 31, 2023, the fair value of the equity investment in Alta Equipment Group, Inc. was zero. These amounts are included in securities and other investments owned in the consolidated balance sheets.

Annex A-110

Other Equity Investments

As of December 31, 2024, the Company had other equity investments where the Company is considered to have the ability to exercise influence since the Company has representation on the board of directors or the Company is presumed to have the ability to exercise significant influence since the investment is more than minor and the limited liability company is required to maintain specific ownership accounts for each member. The Company has elected to account for these equity investments under the fair value option. These equity investments are comprised of equity investments in five private companies at December 31, 2024 and six private companies at December 31, 2023. The following table contains summarized financial information for these companies, included below for purposes of the disclosure a quarter in arrears (balance sheet amounts as of September 30, 2024 and 2023, correspond to amounts as of December 31, 2024 and 2023, respectively, of the Company; income statement amounts during the twelve months ended September 30, 2024 and 2023, correspond to amounts during the year ended December 31, 2024 and 2023, respectively, of the Company), which is the period in which the most recent financial information is available:

	As of September 30,
	2024	2023
Current assets	$215,927	$281,610
Noncurrent assets	$572,628	$627,858
Current liabilities	$86,672	$150,114
Noncurrent liabilities	$105,711	$277,638
Preferred stock	$—	$4,500
Equity attributable to investee	$596,172	$477,216
	For the twelve months ended September 30,
	2024	2023
Revenues	$428,564	$551,374
Cost of revenue and expenses	$320,364	$383,461
Net (loss) income attributable to investees	$(43,372)	$35,898

As of December 31, 2024 and 2023, the fair value of these investments totaled $29,562 and $81,685, respectively, and are included in securities and other investments owned, at fair value in the consolidated balance sheets.

For the Three and Nine Months Ended September 30, 2025

Freedom VCM Holdings, LLC Equity Interest and Take-Private Transaction

On August 21, 2023, the Company acquired an equity interest in Freedom VCM for $216,500 in cash in connection with the FRG take-private transaction. In connection with the closing of the FRG take-private transaction, the Company terminated an investment advisory agreement (the “Advisory Agreement”) with Mr. Kahn. Pursuant to the Advisory Agreement, Mr. Kahn, as financial advisor, had the sole power to vote or dispose of $64,644 of shares of FRG common stock (based on the value of FRG shares as of the closing date of the FRG take-private transaction) held of record by B. Riley Securities, Inc. (“BRS”). Upon the termination of the Advisory Agreement, (i) Mr. Kahn’s right to vote or dispose of such FRG shares terminated, (ii) such FRG shares owned by BRS were rolled over into additional equity interests in Freedom VCM in connection with the FRG take-private transaction, and (iii) Mr. Kahn owed a total of $20,911 to the Company under the Advisory Agreement which amount was added to, and included in, the Amended and Restated Note.

Following these transactions, the Company owned an equity interest of $281,144 (based on the FRG take-private transaction price) or 31% of the outstanding equity interests in Freedom VCM. Also in connection with the FRG take-private transaction, on August 21, 2023 all of the equity interests of BRRII were sold to a Freedom VCM affiliate, which resulted in a loss of $78. In connection with the sale, the Freedom VCM affiliate assumed the obligations with respect to the Pathlight Credit Agreement, and the Company entered into a non-recourse promissory note with another Freedom VCM affiliate in the amount of $58,872, with a stated interest rate of 19.74% and a maturity date of August 21, 2033 (the “Freedom Receivables Note”) with payments of principal and interest on the note limited solely to performance of certain receivables held by BRRII.

Annex A-111

On December 18, 2023, a wholly owned subsidiary of Freedom VCM entered into a transaction that resulted in the sale of all of the operations of WS Badcock to Conn’s in exchange for the issuance by Conn’s of 1,000,000 shares of Conn’s preferred stock (the “Preferred Shares”). The Preferred Shares issued by Conn’s to Freedom VCM, subject to the terms set forth in the Certificate of Designation, are nonvoting and are convertible into an aggregate of approximately 24,540,295 shares of non-voting common stock of Conn’s, which represented 49.99% of the issued and outstanding shares of common stock of Conn’s which resulted in consideration received by Freedom VCM of approximately $69,900. As a result of the convertible preferred stock having a conversion feature into 49.99% of the common stock of Conn’s, Freedom VCM is considered to have significant influence over Conn’s in accordance with ASC 323 — Investments — Equity Method and Joint Ventures. On July 23, 2024, Conn’s filed a Chapter 11 Case under the Bankruptcy Code in the Bankruptcy Court. The original $69,900 of consideration that Freedom VCM received from the sale of WS Badcock to Conn’s that was held by Freedom VCM was written off by Freedom VCM after Conn’s bankruptcy filing on July 23, 2024, and there is expected to be no recovery of any value by Freedom VCM.

On November 3, 2024, Freedom VCM filed voluntary petitions for relief under Chapter 11 of the Bankruptcy Code. As a result of the bankruptcy filing, the Company no longer had significant influence over Freedom VCM, and the equity investment was written off with a zero balance as of December 31, 2024. On June 1, 2025, the United States Bankruptcy Court for the District of Delaware entered an Order Confirming the Ninth Amended Joint Chapter 11 Plan of Franchise Group, Inc. and its affiliated debtors pursuant to the FRG Plan. Under the FRG Plan, all equity interests and claims related thereto were cancelled and such equity interest holders, including Freedom VCM as an equity holder of Franchise Group, Inc. will not receive any property or distributions under the FRG Plan. As a result of the FRG Plan, the Company does not expect to receive any proceeds or distributions from the equity investment in Freedom VCM. The bankruptcy filing resulted in the write-off of the equity investment. The change in fair value of $63,674 and $287,043 for the three and nine months ended September 30, 2024, respectively, is included in the “Realized and unrealized gains (losses) on investments” line item in the accompanying unaudited condensed consolidated statements of operations.

The following tables contain summarized financial information with respect to Freedom VCM, included below for purposes of the disclosure a quarter in arrears (consolidated balance sheet amounts as of September 30, 2024 correspond to amounts as of December 31, 2024 of the Company; income statement amounts during the three and nine months ended June 30, 2024 correspond to amounts for the three and nine months ended September 30, 2024 of the Company), which is the period in which the most recent financial information was available.

September 30, 2024
Current assets	$871,102
Noncurrent assets	$2,889,334
Current liabilities	$569,281
Noncurrent liabilities	$2,680,178
Equity attributable to investee	$510,977
	Three Months Ended June 30, 2024	Nine Months Ended June 30, 2024
Revenues	$767,404	$2,383,350
Cost of revenues	$491,702	$1,503,104
Loss from continuing operations	$—	$(1,175)
Net loss attributable to investees	$(111,881)	$(300,720)

Babcock and Wilcox Enterprises, Inc, Equity Investment

The Company owns a 25% voting interest in B&W whereby the Company has elected to account for this investment under the fair value option. The following tables contain summarized financial information with respect to B&W included below for purposes of the disclosure a quarter in arrears (balance sheet amounts as of June 30, 2025 and September 30, 2024 correspond to amounts as of September 30, 2025 and December 31, 2024, respectively, of the

Annex A-112

Company; income statement amounts during the three and nine months ended June 30, 2025 and 2024 correspond to amounts during the three and nine months ended September 30, 2025 and 2024, respectively, of the Company), which is the period in which the most recent financial information is available:

	June 30, 2025	September 30, 2024
Current assets	$526,901	$530,223
Noncurrent assets	$176,589	$274,410
Current liabilities	$529,293	$297,928
Noncurrent liabilities	$482,883	$709,823
Deficit attributable to investee	$(309,226)	$(203,694)
Noncontrolling interest	$540	$576
	Three Months Ended June 30,		Nine Months Ended June 30,
	2025	2024	2025	2024
Revenues	$144,054	$233,642	$391,524	$668,365
Cost of revenues	$100,812	$179,152	$283,988	$509,779
(Loss) income from continuing operations	$(6,052)	$25,222	$(85,133)	$(44,843)
Net (loss) income	$(58,492)	$25,364	$(143,502)	$(54,151)
Net (loss) income attributable to investees	$(58,492)	$25,315	$(143,564)	$(57,972)

As of September 30, 2025 and December 31, 2024, the fair value of the investment in B&W totaled $79,595 and $45,012, respectively, and is included in the “Securities and other investments owned, at fair value” line item in the accompanying unaudited condensed consolidated balance sheets.

Other Public Company Equity Investments

In March 2024, the Company no longer had board representation in Synchronoss Technologies, Inc. (“Synchronoss”) and as a result, the Company no longer retained significant influence over the equity investment. As of September 30, 2025, the Company had a voting interest of 4% in Synchronoss. The Company has elected to account for this equity investment under the fair value option. The following summarized income statement for Synchronoss is included below for purposes of disclosure a quarter in arrears whereas the three and nine months ended June 30, 2024 correspond to amounts during the three and nine months ended September 30, 2024 of the Company, which was the period in which the most recent financial information was available:

	Three Months Ended June 30, 2024	Nine Months Ended June 30, 2024
Revenues	$43,458	$127,825
Cost of revenues	$10,401	$30,916
Net income (loss) attributable to investees	$78	$(32,582)

As of September 30, 2025 and December 31, 2024, the fair value of the equity investment in Synchronoss Technologies, Inc. was $2,488 and $7,200, respectively. These amounts are included in “Securities and other investments owned, at fair value” line item in the accompanying unaudited condensed consolidated balance sheets.

Other Equity Investments

As of September 30, 2025, the Company had other equity investments where the Company is considered to have the ability to exercise influence since the Company has representation on the board of directors or the Company is presumed to have the ability to exercise significant influence since the investment is more than minor, and the limited liability company is required to maintain specific ownership accounts for each member. The Company has elected to account for these equity investments under the fair value option. These equity investments are comprised of equity investments in three and five private companies as of September 30, 2025 and December 31, 2024, respectively.

Annex A-113

The following table contains summarized financial information for these companies, included below for purposes of the disclosure a quarter in arrears (balance sheet amounts as of June 30, 2025 and September 30, 2024 correspond to amounts as of September 30, 2025 and December 31, 2024, respectively, of the Company; income statement amounts during the three and nine months ended June 30, 2025 and 2024 correspond to amounts during the three and nine months ended September 30, 2025 and 2024, respectively, of the Company), which is the period in which the most recent financial information is available:

	June 30, 2025	September 30, 2024
Current assets	$20,941	$215,927
Noncurrent assets	$136,668	$572,628
Current liabilities	$17,765	$86,672
Noncurrent liabilities	$84,251	$105,711
Equity attributable to investee	$55,593	$596,172
	For the Three Months Ended June 30,		For the Nine Months Ended June 30,
	2025	2024	2025	2024
Revenues	$16,709	$111,909	$46,932	$372,418
Cost of revenues	$2,928	$76,286	$7,725	$279,426
Net income (loss) attributable to investees	$872	$(4,273)	$4,881	$(14,229)

Annex A-114

BRC GROUP HOLDINGS, INC. (F/K/A B. RILEY FINANCIAL, INC.)
Condensed Consolidated Balance Sheets
(Dollars in thousands, except par value)

	September 30, 2025	December 31, 2024
	(Unaudited)
ASSETS
Assets:
Cash and cash equivalents(1)	$184,225	$146,852
Restricted cash	1,274	100,475
Due from clearing brokers	148,291	30,713
Securities and other investments owned (includes $245,475 and $215,225 at fair value as of September 30, 2025 and December 31, 2024, respectively(1))	315,466	282,325
Securities borrowed	106,777	43,022
Accounts receivable, net of allowance for credit losses of $6,580 and $6,100 as of September 30, 2025 and December 31, 2024, respectively	63,457	68,653
Due from related parties	202	189
Loans receivable, at fair value (includes $27,845 and $51,902 from related parties as of September 30, 2025 and December 31, 2024, respectively)	55,018	90,103
Prepaid expenses and other assets (includes $118 and $3,449 from related parties as of September 30, 2025 and December 31, 2024, respectively)(1)	219,401	242,916
Operating lease right-of-use assets	36,263	51,509
Property and equipment, net	18,084	18,679
Goodwill	392,687	392,687
Other intangible assets, net	124,645	146,446
Deferred income taxes	1,300	13,598
Assets held for sale (Note 4)	—	84,723
Assets of discontinued operations (Note 4)	2,221	70,373
Total assets	$1,669,311	$1,783,263

LIABILITIES AND EQUITY (DEFICIT)
Liabilities:
Accounts payable	$41,429	$51,238
Accrued expenses and other liabilities(1)	183,395	185,745
Deferred revenue	51,982	58,148
Deferred income taxes	2,328	5,462
Due to related parties and partners	2,595	3,404
Securities sold not yet purchased	22,375	5,675
Securities loaned	89,165	27,942
Operating lease liabilities	44,901	58,499
Notes payable	—	28,021
Loan participations sold	—	6,000
Revolving credit facility	10,167	16,329
Term loans, net	121,924	199,429
Senior notes payable, net	1,311,311	1,530,561
Liabilities held for sale (Note 4)	—	41,505
Liabilities of discontinued operations (Note 4)	830	21,321
Total liabilities	1,882,402	2,239,279

BRC GROUP HOLDINGS, INC. (F/K/A B. RILEY FINANCIAL, INC.)
Condensed Consolidated Balance Sheets — (Continued)
(Dollars in thousands, except par value)

	September 30, 2025	December 31, 2024
	(Unaudited)
Commitments and contingencies (Note 17)
BRC Group Holdings, Inc. (f/k/a B. Riley Financial, Inc.) equity (deficit):
Preferred stock, $0.0001 par value; 1,000,000 shares authorized; 4,563 shares issued and outstanding as of September 30, 2025 and December 31, 2024, respectively; and liquidation preference of $120,127 and $114,082 as of September 30, 2025 and December 31, 2024, respectively	—	—
Common stock, $0.0001 par value; 100,000,000 shares authorized; 30,597,066 and 30,499,931 issued and outstanding as of September 30, 2025 and December 31, 2024, respectively	3	3
Additional paid-in capital	596,320	589,387
Accumulated deficit	(850,129)	(1,070,996)
Accumulated other comprehensive loss	(6,654)	(6,569)
Total Registrant stockholders’ deficit	(260,460)	(488,175)
Noncontrolling interests(1)	47,369	32,159
Total deficit	(213,091)	(456,016)
Total liabilities and deficit	$1,669,311	$1,783,263

____________

(1)      At September 30, 2025, the balance sheet includes cash of $194, securities and other investments owned, at fair value of $666, prepaid and other expenses of $3,795, accrued expenses and other liabilities of $10 and noncontrolling interest of $4,643 of consolidated variable interest entities (Note 2 (o)).

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

BRC GROUP HOLDINGS, INC. (F/K/A B. RILEY FINANCIAL, INC.)
Condensed Consolidated Statements of Operations (Loss)
(Unaudited)
(Dollars in thousands, except share and per share data)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2025	2024	2025	2024
Revenues:
Services and fees (includes $1,319 and $2,227 for the three months ended September 30, 2025 and 2024 and $9,168 and $7,802 for the nine months ended September 30, 2025 and 2024 from related parties, respectively)	$170,668	$174,573	$475,279	$591,563
Trading gains (losses), net	53,012	(1,238)	64,521	(50,226)
Fair value adjustments on loans (includes $(49) and $(68,768) for the three months ended September 30, 2025 and 2024 and $(3,185) and $(265,512) for the nine months ended September 30, 2025 and 2024 from related parties, respectively)	1,299	(71,477)	(5,997)	(259,260)
Interest income – loans (includes $647 and $7,472 for the three months ended September 30, 2025 and 2024 and $1,818 and $34,875 for the nine months ended September 30, 2025 and 2024 from related parties, respectively)	2,094	11,251	9,143	51,894
Interest income – securities lending	2,523	7,007	5,487	69,614
Sale of goods	48,275	55,248	140,803	164,254
Total revenues	277,871	175,364	689,236	567,839
Operating expenses:
Direct cost of services	31,291	49,659	107,207	168,008
Cost of goods sold	35,001	40,312	106,847	118,897
Selling, general and administrative expenses	143,892	161,075	453,649	518,029
Restructuring charge (Note 5)	184	116	505	925
Impairment of goodwill and tradenames	—	—	1,500	27,681
Interest expense – Securities lending and loan participations sold	2,094	6,359	4,781	65,055
Total operating expenses	212,462	257,521	674,489	898,595
Operating income (loss)	65,409	(82,157)	14,747	(330,756)
Other income (expense):
Interest income	1,491	1,432	3,469	2,892
Dividend income	564	675	821	4,139
Realized and unrealized gains (losses) on investments	32,756	(22,197)	28,472	(212,362)
Change in fair value of financial instruments and other	(3,314)	—	9,492	—
Gain on sale and deconsolidation of businesses	—	476	86,213	790
Gain on senior note exchange	12,222	—	67,208	—
Income from equity investments	9,193	6	34,244	12
Loss on extinguishment of debt	(950)	(5,900)	(21,643)	(5,780)
Interest expense	(18,769)	(32,996)	(72,685)	(102,195)
Income (loss) from continuing operations before income taxes	98,602	(140,661)	150,338	(643,260)
Provision for income taxes	(1,183)	(9,950)	(1,194)	(17,803)
Income (loss) from continuing operations	97,419	(150,611)	149,144	(661,063)

BRC GROUP HOLDINGS, INC. (F/K/A B. RILEY FINANCIAL, INC.)
Condensed Consolidated Statements of Operations (Loss) — (Continued)
(Unaudited)
(Dollars in thousands, except share and per share data)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2025	2024	2025	2024
(Loss) income from discontinued operations, net of income taxes	(1,866)	(136,987)	70,841	(108,270)
Net income (loss)	95,553	(287,598)	219,985	(769,333)
Net income (loss) attributable to noncontrolling interests	4,470	(3,201)	(594)	(2,167)
Net income (loss) attributable to Registrant	91,083	(284,397)	220,579	(767,166)
Preferred stock dividends	2,015	2,015	6,045	6,045
Net income (loss) available to common shareholders	$89,068	$(286,412)	$214,534	$(773,211)

Basic net income (loss) per common share:
Continuing operations	$2.97	$(5.02)	$4.70	$(22.01)
Discontinued operations	(0.06)	(4.37)	2.32	(3.52)
Basic income (loss) per common share	$2.91	$(9.39)	$7.02	$(25.53)
Diluted net income (loss) per common share:
Continuing operations	$2.97	$(5.02)	$4.70	$(22.01)
Discontinued operations	(0.06)	(4.37)	2.32	(3.52)
Diluted income (loss) per common share	$2.91	$(9.39)	$7.02	$(25.53)

Weighted average basic common shares outstanding	30,597,066	30,499,931	30,541,169	30,281,324
Weighted average diluted common shares outstanding	30,597,066	30,499,931	30,541,169	30,281,324

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

BRC GROUP HOLDINGS, INC. (F/K/A B. RILEY FINANCIAL, INC.)
Condensed Consolidated Statements of Comprehensive Income (Loss)
(Unaudited)
(Dollars in thousands)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2025	2024	2025	2024
Net income (loss)	$95,553	$(287,598)	$219,985	$(769,333)
Other comprehensive income (loss):
Change in cumulative translation adjustment	(756)	3,981	(85)	(1,135)
Other comprehensive (loss) income, net of tax	(756)	3,981	(85)	(1,135)
Total comprehensive income (loss)	94,797	(283,617)	219,900	(770,468)
Comprehensive income (loss) attributable to noncontrolling interests	4,470	(3,201)	(594)	(2,167)
Comprehensive income (loss) attributable to Registrant	$90,327	$(280,416)	$220,494	$(768,301)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

BRC GROUP HOLDINGS, INC. (F/K/A B. RILEY FINANCIAL, INC.)
Condensed Consolidated Statements of Equity (Deficit)
(Unaudited)
(Dollars in thousands, except share and per share data)

For the Three Months Ended September 30, 2025 and 2024

	Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Noncontrolling Interests	Total Equity (Deficit)
	Shares	Amount	Shares	Amount
Balance, July 1, 2025	4,563	$—	30,597,066	$3	$595,432	$(941,243)	$(5,898)	$42,403	$(309,303)
Warrants issued	—	—	—	—	248	—	—	—	248
Share based payments	—	—	—	—	640	—	—	—	640
Share based payments in equity of subsidiary	—	—	—	—	—	—	—	851	851
Dividend forfeitures on unvested equity awards	—	—	—	—	—	31	—	—	31
Net income	—	—	—	—	—	91,083	—	4,470	95,553
Distributions to noncontrolling interests	—	—	—	—	—	—	—	(355)	(355)
Other comprehensive loss	—	—	—	—	—	—	(756)	—	(756)
Balance, September 30, 2025	4,563	$—	30,597,066	$3	$596,320	$(850,129)	$(6,654)	$47,369	$(213,091)

Balance, July 1, 2024	4,563	$—	30,499,931	$3	$585,493	$(798,945)	$(4,887)	$75,233	$(143,103)
Share based payments	—	—	—	—	2,658	—	—	—	2,658
Share based payments in equity of subsidiary	—	—	—	—	34	—	—	—	34
Vesting of shares in equity of subsidiary	—	—	—	—	(137)	—	—	137	—
Dividends on common stock, net of forfeitures	—	—	—	—	—	629	—	—	629
Dividends on Series A preferred stock ($0.4296875 per depository share)	—	—	—	—	—	(1,218)	—	—	(1,218)
Dividends on Series B preferred stock ($0.4609375 per depository share)	—	—	—	—	—	(797)	—	—	(797)
Net loss	—	—	—	—	—	(284,397)	—	(3,201)	(287,598)
Distributions to noncontrolling interests	—	—	—	—	—	—	—	(1,064)	(1,064)
Contributions from noncontrolling interests	—	—	—	—	—	—	—	256	256
Other comprehensive income	—	—	—	—	—	—	3,981	—	3,981
Balance, September 30, 2024	4,563	$—	30,499,931	$3	$588,048	$(1,084,728)	$(906)	$71,361	$(426,222)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

For the Nine Months Ended September 30, 2025 and 2024

	Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Noncontrolling Interests	Total Equity (Deficit)
	Shares	Amount	Shares	Amount
Balance, January 1, 2025	4,563	$—	30,499,931	$3	$589,387	$(1,070,996)	$(6,569)	$32,159	$(456,016)
Common stock issued in connection with employment agreement	—	—	100,000	—	295	—	—	—	295
RSU equity awards reclassified to liability	—	—	—	—	(2,138)	—	—	—	(2,138)
Common stock forfeited	—	—	(2,865)	—	—	—	—	—	—
Warrants issued	—	—	—	—	1,848	—	—	—	1,848
Share based payments	—	—	—	—	6,976	—	—	—	6,976
Share based payments in equity of subsidiary	—	—	—	—	23	—	—	2,421	2,444
Vesting of shares in equity of subsidiary	—	—	—	—	(71)	—	—	—	(71)
Dividend forfeitures on unvested equity awards	—	—	—	—	—	288	—	—	288
Net income (loss)	—	—	—	—	—	220,579	—	(594)	219,985
Distributions to noncontrolling interests	—	—	—	—	—	—	—	(3,604)	(3,604)
Common stock issuance in equity of subsidiary	—	—	—	—	—	—	—	1,575	1,575
Disposition from sale and deconsolidation of businesses	—	—	—	—	—	—	—	2,918	2,918
Initial consolidation of VIE	—	—	—	—	—	—	—	12,494	12,494
Other comprehensive loss	—	—	—	—	—	—	(85)	—	(85)
Balance, September 30, 2025	4,563	$—	30,597,066	$3	$596,320	$(850,129)	$(6,654)	$47,369	$(213,091)

Balance, January 1, 2024	4,563	$—	29,937,067	$3	$572,170	$(281,285)	$229	$68,449	$359,566
Vesting of restricted stock and other, net of shares withheld for employer taxes	—	—	325,961	—	(3,136)	—	—	—	(3,136)
Common stock issued upon exercise of warrants	—	—	200,000	—	653	—	—	—	653
Common stock issued in extinguishment of senior notes	—	—	36,903	—	1,011	—	—	—	1,011
Share based payments	—	—	—	—	17,381	—	—	—	17,381
Share based payments in equity of subsidiary	—	—	—	—	106	—	—	—	106
Vesting of shares in equity of subsidiary	—	—	—	—	(137)	—	—	137	—
Dividends on common stock ($1.00 per share), net of forfeitures	—	—	—	—	—	(30,232)	—	—	(30,232)
Dividends on Series A preferred stock ($0.4296875 per depository share)	—	—	—	—	—	(3,654)	—	—	(3,654)
Dividends on Series B preferred stock ($0.4609375 per depository share)	—	—	—	—	—	(2,391)	—	—	(2,391)
Net loss	—	—	—	—	—	(767,166)	—	(2,167)	(769,333)
Distributions to noncontrolling interests	—	—	—	—	—	—	—	(2,921)	(2,921)
Contributions from noncontrolling interests	—	—	—	—	—	—	—	3,213	3,213
Acquisition of noncontrolling interests	—	—	—	—	—	—	—	4,650	4,650
Other comprehensive loss	—	—	—	—	—	—	(1,135)	—	(1,135)
Balance, September 30, 2024	4,563	$—	30,499,931	$3	$588,048	$(1,084,728)	$(906)	$71,361	$(426,222)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

BRC GROUP HOLDINGS, INC. (F/K/A B. RILEY FINANCIAL, INC.)
Condensed Consolidated Statements of Cash Flows
(Unaudited)
(Dollars in thousands)

	Nine Months Ended September 30,
	2025	2024
Cash flows from operating activities(1):
Net income (loss)	$219,985	$(769,333)
Adjustments to reconcile net income (loss) to net cash (used in) provided by operating activities:
Depreciation and amortization	27,232	34,127
Provision for losses on accounts receivable	2,589	2,498
Share-based compensation	11,018	17,594
Fair value and remeasurement adjustments, non-cash (includes $3,186 and $265,512 from related parties for 2025 and 2024, respectively)	(8,621)	261,357
Non-cash interest and other (includes $(268) and $(31,949) from related parties for 2025 and 2024, respectively)	9,203	(26,307)
Depreciation of rental merchandise	9,898	11,718
Net foreign currency gains	(470)	(297)
Income from equity investments	(34,244)	(12)
Dividends from equity investments	189	111
Deferred income taxes	9,164	20,455
Impairment of goodwill and tradenames	1,500	27,681
(Gain) loss on disposal of discontinued operations	(66,795)	39,500
(Gain) loss on sale or disposal of fixed assets and other	(1,298)	67
Gain on sale and deconsolidation of businesses	(86,213)	(790)
Loss on extinguishment of debt	21,643	5,780
Gain on senior note exchange	(67,208)	—
Income allocated and fair value adjustment for mandatorily redeemable noncontrolling interests	—	1,416
Change in operating assets and liabilities:
Amounts due to/from clearing brokers	(117,578)	19,467
Securities and other investments owned	(33,989)	639,280
Securities borrowed	(63,755)	2,806,935
Accounts receivable	238	7,238
Prepaid expenses and other assets (includes $3,331 and $8,565 from related parties for 2025 and 2024, respectively)	9,528	23,031
Accounts payable, accrued expenses and other liabilities	1,409	(34,577)
Amounts due to/from related parties and partners	(910)	(569)
Securities sold not yet purchased	16,700	(6,151)
Deferred revenue	(6,126)	(9,433)
Securities loaned	60,979	(2,804,492)
Net cash (used in) provided by operating activities	(85,932)	266,294
Cash flows from investing activities(1):
Purchases of loans receivable (includes $(75,853) and $(16,259) from related parties for 2025 and 2024, respectively)	(114,255)	(79,913)
Repayments of loans receivable (includes $90,556 and $49,876 from related parties for 2025 and 2024, respectively)	137,744	105,331
Proceeds from sale of loans receivable (includes $6,611 and $— from related parties for 2025 and 2024, respectively)	10,415	22,785
Proceeds from loan participations sold	4,475	4,000
Acquisition of businesses and minority interest, net of $— and $604 cash acquired for 2025 and 2024, respectively	—	(19,142)
Proceeds from sale of business, net of cash sold and other	94,938	258
Purchases of property, equipment and intangible assets	(10,283)	(6,725)
Proceeds from sale of property, equipment, intangible assets, and other	7,587	—

BRC GROUP HOLDINGS, INC. (F/K/A B. RILEY FINANCIAL, INC.)
Condensed Consolidated Statements of Cash Flows — (Continued)
(Unaudited)
(Dollars in thousands)

	Nine Months Ended September 30,
	2025	2024
Distributions from equity investments	37,536	—
Purchases of equity and other investments	(6,621)	(1,065)
Consolidation of VIE	359	—
Proceeds from sale of discontinued operations, net of $3,344 and $— cash sold for 2025 and 2024, respectively	114,032	—
Net cash provided by investing activities	275,927	25,529
Cash flows from financing activities(1):
Proceeds from revolving line of credit	86,065	64,101
Repayment of revolving line of credit	(92,227)	(94,221)
Proceeds from note payable	850	15,000
Repayment of notes payable and other	(13,437)	(6,156)
Repayment of term loan	(314,253)	(138,574)
Proceeds from term loan	235,550	—
Redemption of senior notes	(145,302)	(140,491)
Payment of debt issuance and offering costs	(13,207)	(3,484)
Payment of contingent consideration	(1,424)	(7,395)
ESPP and payment of employment taxes on vesting of restricted stock	—	(3,136)
Common dividends paid	—	(33,627)
Preferred dividends paid	—	(6,045)
Distributions to noncontrolling interests	(3,604)	(4,560)
Contributions from noncontrolling interests	—	3,213
Proceeds from exercise of warrants	—	653
Net cash used in financing activities	(260,989)	(354,722)
Decrease in cash, cash equivalents and restricted cash(1)	(70,994)	(62,899)
Effect of foreign currency on cash, cash equivalents and restricted cash(1)	(183)	(1,092)
Net decrease in cash, cash equivalents and restricted cash(1)	(71,177)	(63,991)
Cash, cash equivalents and restricted cash from continuing operations, beginning of period	248,651	218,546
Cash, cash equivalents and restricted cash from discontinued operations, beginning of period	8,025	15,293
Cash, cash equivalents and restricted cash, beginning of period	256,676	233,839
Cash, cash equivalents and restricted cash from continuing operations, end of period	185,499	153,269
Cash, cash equivalents and restricted cash from discontinued operations, end of period	—	16,579
Cash, cash equivalents and restricted cash, end of period	$185,499	$169,848

Supplemental disclosures (Note 2(f)):
Interest paid	$75,961	$205,421
Taxes paid	$2,888	$5,818

____________

(1)      Amounts presented contain results from both continuing and discontinued operations. Refer to Note 4 — Discontinued Operations and Assets Held for Sale for additional information regarding cash flow associated with the results of discontinued operations.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

BRC GROUP HOLDINGS, INC. (F/K/A B. RILEY FINANCIAL, INC.)
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except share and per share data)

NOTE 1 — ORGANIZATION AND NATURE OF BUSINESS OPERATIONS

BRC Group Holdings, Inc. (f/k/a B. Riley Financial, Inc.) and its subsidiaries (collectively, the “Company”) provide investment banking, brokerage, wealth management, asset management, direct lending, and business advisory services to a broad client base spanning public and private companies, financial sponsors, investors, financial institutions, legal and professional services firms, and individuals. The Company also has a portfolio of communication related businesses that provide consumer internet access and cloud communication services, Tiger US Holdings, Inc. (“Targus”), which designs and sells laptop and computer accessories, and E-Commerce, a technology platform provider that delivers Commerce-as-a-Service (“CaaS”) solutions for apparel brands and other retailers.

The Company operates in five reportable operating segments: (i) Capital Markets, through which the Company provides investment banking, corporate finance, securities lending, restructuring, research, sales and trading services to corporate and institutional clients; (ii) Wealth Management, through which the Company provides wealth management and tax services to corporate and high-net-worth clients; (iii) Communications, through which the Company provides consumer Internet access and related subscription services, cloud communication services, and mobile phone voice, text, and data services and devices; (iv) Consumer Products, which generates revenue through sales of laptop and computer accessories; and (v) E-Commerce, which is a technology platform provider that delivers CaaS solutions for apparel brands and other retailers.

As discussed below, the Company’s previously reported Financial Consulting segment met the requirements to be classified as discontinued operations. The financial results of this business whose disposal represents a strategic shift that has, or will have, a major effect on our operations and the financial results are reported as discontinued operations in the accompanying condensed statements of operations, and the assets and liabilities are reflected as amounts held for sale in the accompanying condensed balance sheets. Certain prior-year amounts have also been reclassified to conform to the current-year’s presentation as a result of discontinued operations. The Company’s reporting segments have also been changed for the effects of the discontinued operations. For more information, see Note 4 — Discontinued Operations and Assets Held for Sale.

Recent Developments

On October 31, 2024, the Company signed a definitive agreement to sell a portion of the Company’s (W-2) Wealth Management business to Stifel Financial Corp. (“Stifel”). The sale (the “Wealth Management Transaction”) was completed on April 4, 2025 for net cash consideration based on the 36 financial advisors that joined Stifel at closing. The Company determined that the assets and liabilities associated with the Wealth Management Transaction met the criteria to be classified as held for sale, as discussed in Note 4 — Discontinued Operations and Assets Held for Sale, and was included in Assets Held for Sale in the consolidated balance sheets as of December 31, 2024.

On March 3, 2025, the Company and BR Financial Holdings, LLC (“BRFH”), a wholly owned subsidiary of the Company, B. Riley Environmental Holdings, LLC and other indirect subsidiaries of the Company which included Atlantic Coast Recycling, LLC (“Atlantic Coast Recycling”), Atlantic Coast Recycling of Ocean County, LLC, (“Atlantic Coast Recycling of Ocean County” and, together with Atlantic Coast Recycling, the “Atlantic Companies”), entered into a Membership Interest Purchase Agreement, dated as of March 1, 2025 (the “MIPA”), whereby all of the issued and outstanding membership interests in each of the Atlantic Companies (the “Interests”) owned by BRFH and the minority holders were sold to a third party for an agreed upon purchase price subject to certain adjustments and holdback amount pending receipt of a certain third party consent. Net cash proceeds received as a result of the sale were net of adjustments for amounts allocated to non-controlling interests, repayment of contingent consideration, transaction costs and other items directly attributable to the closing of the transaction. The Company recognized a gain of $52,430 in connection with the sale, which is included in the “Gain on sale and deconsolidation of businesses” line item on the accompanying unaudited condensed consolidated statements of operations for the nine months ended September 30, 2025. The Company determined that the assets and liabilities associated with the Atlantic Coast Recycling transaction met the criteria to be classified as held for sale, as discussed in Note 4 — Discontinued Operations and Assets Held for Sale, and were properly classified in the consolidated balance sheet as of December 31, 2024.

BRC GROUP HOLDINGS, INC. (F/K/A B. RILEY FINANCIAL, INC.)
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except share and per share data)

NOTE 1 — ORGANIZATION AND NATURE OF BUSINESS OPERATIONS (cont.)

On June 27, 2025, the Company signed an equity purchase agreement to sell all of the membership interests of its wholly owned subsidiary, GlassRatner Advisory & Capital Group, LLC, a Delaware limited liability company (“GlassRatner”), and B. Riley Farber Advisory Inc., an Ontario corporation (“Farber”). The aggregate cash consideration paid by the buyers for the interests of GlassRatner and shares of Farber was $117,800, which is based on a target closing working capital amount that is subject to adjustment within 180-days following the sale date. Upon closing the transaction, the Company recognized a gain of $66,795, which is included in the “Income from discontinued operations, net of income taxes” line item on the accompanying unaudited condensed consolidated statements of operations for the nine months ended September 30, 2025. The Company also entered into a transition services agreement with the buyer to provide certain services. Management concluded that the sale of the GlassRatner business represented a strategic shift that had a major effect on the Company’s operations in 2025 and met the criteria for discontinued operations and, as such, have been excluded from continuing operations in the periods presented as more fully described in Note 4 — Discontinued Operations and Assets Held for Sale.

Name Change

On January 1, 2026, the Company’s previously announced name change became effective. The name of the Company is now BRC Group Holdings, Inc. Our trading symbol (“RILY”) and our CUSIP (05580M108) remain the same.

Liquidity

For the nine months ended September 30, 2025, the Company generated net income of $220,579. During the nine months ended September 30, 2025, the Company completed the sale of the Company’s majority owned subsidiary Atlantic Coast Recycling, LLC on March 3, 2025 for proceeds of approximately $68,638, as more fully described above. The Company also completed (a) the sale of the Wealth Management Transaction for $26,037 on April 4, 2025, as more fully described in Note 4 — Discontinued Operations and Assets Held for Sale, and (b) the Company’s financial consulting business on June 27, 2025 for $117,800 as more fully described above.

As discussed in more detail in Note 12 — Senior Notes Payable, during the nine months ended September 30, 2025, the Company completed five private exchange transactions with institutional investors pursuant to which aggregate principal amounts of approximately $115,844 of the 5.50% Senior Notes due March 2026, $2,061 of the 6.50% Senior Notes Payable due September 2026, $146,448 of the 5.00% Senior Notes due December 2026, $51,135 of the 6.00% Senior Notes due January 2028, and $39,485 of the 5.25% Senior Notes due August 2028 (collectively, the “Exchanged Notes”) owned by the investors were exchanged for approximately $228,423 aggregate principal amount of 8.00% Senior Secured Second Lien Notes due 2028 (the “New Notes”), whereupon the Exchanged Notes were cancelled.

After the completion of the Exchanged Notes described above, the Company has approximately $101,596 of 5.50% Senior Notes due March 31, 2026, $178,471 of 6.50% Senior Notes due September 30, 2026, and $178,266 of 5.00% Senior Notes due December 31, 2026 as more fully described in Note 12 — Senior Notes Payable. The Company believes that the current cash and cash equivalents, securities and other investments owned, and funds available under our credit facilities will be sufficient to meet our working capital, capital expenditure requirements, and debt service obligations due the next 12 months from issuance date of the accompanying financial statements.

Nasdaq Compliance

On November 21, 2025, the Company received a Staff Determination Letter (“November Determination Letter”) from the Nasdaq Listing Qualifications Staff (the “Staff”) based on the Company’s non-compliance with Nasdaq Listing Rule 5250(c)(1) (the “Filing Rule”), as previously notified by the Staff on April 3, 2025, May 21, 2025, August 20, 2025 and October 1, 2025 (together, the “Prior Determination Letters”). The basis for the Prior Determination Letters was that the Company had not yet filed its Form 10-K for the fiscal year ended December 31, 2024 and its Quarterly Reports on Form 10-Q for the periods ended March 31, 2025 (the “Q1 Report”) and June 30,

BRC GROUP HOLDINGS, INC. (F/K/A B. RILEY FINANCIAL, INC.)
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except share and per share data)

NOTE 1 — ORGANIZATION AND NATURE OF BUSINESS OPERATIONS (cont.)

2025 (the “Q2 Report”) with the U.S. Securities and Exchange Commission (the “SEC”). The Company filed its Form 10-K for the fiscal year ended December 31, 2024 on September 19, 2025 and its Q1 Report on November 18, 2025. The basis for the November Determination Letter was that the Company has not yet filed its Quarterly Report on Form 10-Q for the period ended September 30, 2025 (the “Q3 Report”).

The Prior Determination Letter received on October 1, 2025 noted that, after the Staff’s review of the materials submitted by the Company on September 4, 2025 and September 19, 2025 (the “Updated Plan of Compliance”), it lacked the discretion within Nasdaq’s rules to grant the Company a further exception beyond the September 29, 2025 deadline that was previously granted to regain compliance with the Filing Rule. The November Determination Letter and Prior Determination Letters did not result in the suspension of trading or delisting of the Company’s securities.

The Prior Determination Letters notified the Company that it may request a hearing before a Nasdaq Hearings Panel (“Hearings Panel”), pursuant to the procedures set forth in the Nasdaq Listing Rule 5800 Series. The Company timely submitted a request for a hearing on October 8, 2025, including continued listing of its securities pending the hearing and the Hearings Panel’s decision. A hearing before the Hearings Panel was held on November 4, 2025. On November 18, 2025, the Company received written notification (the “Decision Letter”) from the Hearings Panel notifying the Company of its decision to grant the Company’s request to continue its listing on The Nasdaq Stock Market (“Nasdaq” or the “Exchange”), subject to the Company’s meeting certain conditions outlined in the Decision Letter. In the Decision Letter, the hearings advisors noted that the Hearings Panel reviewed the information presented by the Company, detailing the compliance plan proposed by the Company, as well as all other correspondence previously submitted by the Company and the Staff.

The Hearings Panel granted the Company’s request for continued listing on Nasdaq, subject to filing with the SEC on or before (i) November 21, 2025, the Q1 Report, (ii) December 23, 2025, the Q2 Report, and (iii) January 20, 2026, the Q3 Report.

The Company filed with the SEC the Q1 Report on November 18, 2025, the Q2 Report on December 15, 2025 and this Q3 Report on the filing date hereof. The Company believes it has met all deadlines requested by the Hearings Panel in the Decision Letter. The Hearings Panel also made it a requirement during the exception period that the Company provides prompt notification of any significant events that occur during this time that may affect the Company’s compliance with Nasdaq requirements.

There can be no assurance that the Company will be able to file future reports timely or meet other Nasdaq continued listing requirements in the future.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)    Principles of Consolidation and Basis of Presentation

The unaudited condensed consolidated financial statements include the accounts of BRC Group Holdings, Inc. (f/k/a B. Riley Financial, Inc.) and its wholly owned and majority-owned subsidiaries and have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). All intercompany accounts and transactions have been eliminated upon consolidation. Certain prior-year amounts have also been reclassified to conform to the current-year’s presentation as a result of discontinued operations; see Note 1 — Organization and Nature of Business Operations and Note 4 — Discontinued Operations and Assets Held for Sale.

The Company consolidates all entities that it controls through a majority voting interest. In addition, the Company performs an analysis to determine whether its variable interest or interests give it a controlling financial interest in a variable interest entity (“VIE”) including ongoing reassessments of whether it is the primary beneficiary of a VIE. See Note 2(o) — Variable Interest Entities.

BRC GROUP HOLDINGS, INC. (F/K/A B. RILEY FINANCIAL, INC.)
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except share and per share data)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

The unaudited condensed consolidated financial statements have been prepared by the Company, pursuant to interim financial reporting guidelines and the rules and regulations of the SEC. The condensed consolidated balance sheet at December 31, 2024 was derived from our audited annual consolidated financial statements. Certain information and footnote disclosures normally included in annual audited consolidated financial statements prepared in accordance with GAAP have been condensed or omitted pursuant to such rules and regulations. In the opinion of the Company’s management, all adjustments, consisting of only normal and recurring adjustments, necessary for a fair statement of the financial position and the results of operations for the periods presented have been included. The disclosures presented in our notes to the unaudited condensed consolidated financial statements are presented on a continuing operations basis. These unaudited condensed consolidated financial statements and the accompanying notes should be read in conjunction with the audited consolidated financial statements and accompanying notes included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2024. The unaudited results of operations for the three and nine months ended September 30, 2025 and 2024 are not necessarily indicative of the operating results to be expected for the full fiscal year or any future periods.

(b) Risks and Uncertainties

In 2025, the United States introduced trade policy actions that have increased import tariffs across a wide range of countries at various rates, with certain exemptions. To the extent that trade tariffs and other restrictions imposed by the United States or other countries increase the price of, or limit the amount of, our products or components or materials used in our products imported into the United States or other countries, or create adverse tax consequences, the sales, cost, or gross margin of our products that are sold in our Consumer Products segment may be adversely affected and the demand from our customers for products may be diminished. Uncertainty surrounding international trade policy and regulations as well as disputes and protectionist measures could also have an adverse effect on consumer confidence and spending and may impact the Company’s results of operations.

(c) Use of Estimates

The preparation of the unaudited condensed consolidated financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the unaudited condensed consolidated financial statements and reported amounts of revenue and expense during the reporting periods. Estimates are used when accounting for certain items such as valuation of securities, allowance for credit losses, the fair value of loans receivables, intangible assets and goodwill, share based arrangements, contingent consideration, embedded derivatives, warrant liabilities, accounting for income tax valuation allowances, and sales returns and allowances. Estimates are based on historical experience, where applicable, and assumptions that management believes are reasonable under the circumstances. Due to the inherent uncertainty involved with estimates, actual results may significantly differ.

(d) Concentration of Risk

Revenues in the Capital Markets, Wealth Management, Communications, and E-Commerce segments are primarily generated in the United States. Revenues in the Consumer Products segment are primarily generated in the United States, Canada, and Europe.

The Company maintains cash in various federally insured banking institutions. The account balances at each institution periodically exceed the Federal Deposit Insurance Corporation’s (“FDIC”) insurance coverage, and as a result, there is a concentration of credit risk related to amounts in excess of FDIC insurance coverage. The Company has not experienced any losses in such accounts and mitigates this risk by utilizing financial institutions of high credit quality.

BRC GROUP HOLDINGS, INC. (F/K/A B. RILEY FINANCIAL, INC.)
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except share and per share data)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(e) Cash and Cash Equivalents and Restricted Cash

The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents. The Company also has restricted cash primarily consisting of cash collateral for leases and at December 31, 2024, restricted cash was used for the full redemption of the 6.375% Senior Notes due on February 28, 2025.

Cash, cash equivalents and restricted cash consist of the following:

	September 30, 2025	December 31, 2024
Cash and cash equivalents	$184,225	$146,852
Restricted cash	1,274	100,475
Total cash, cash equivalents and restricted cash	$185,499	$247,327

(f) Supplemental Non-cash Disclosures

During the nine months ended September 30, 2025, there was non-cash investing activity of $8,876 related to loans transferred to loans held for sale from loans receivable at fair value. During the nine months ended September 30, 2025, there was non-cash financing activity related to the Company’s exchange of its 5.50% Senior Notes due March 2026 in the aggregate principal amount of $115,844, its 5.00% Senior Notes due December 2026 in the aggregate principal amount of $146,448, its 5.25% Senior Notes due August 2028 in the aggregate principal amount of $39,486, its 6.00% Senior Notes due January 2028 in the aggregate principal amount of $51,134, and its 6.50% Senior Notes due September 2026 in the aggregate principal amount of $2,061 for its New Notes in the aggregate principal amount of $277,007 for a net gain on exchange of senior notes of $67,208. There was also non-cash financing activity related to the recognition of capital from a noncontrolling interest of $12,494 upon the Company’s initial consolidation of a VIE, issuance of common stock in equity of subsidiary in the amount of $1,575, the disposition of noncontrolling interests through the sale and deconsolidation of businesses of $2,918, the reclassification of restricted stock awards from equity-classified awards in the amount of $2,138, the issuance of warrants for a term loan of $7,860, a derivative liability for the exit fee of that term loan of $11,244, and warrants issued for senior notes of $1,848.

During the nine months ended September 30, 2024, there was non-cash investing activity related to the receipt of a note receivable in the amount of $2,000 related to the sale of certain assets, $42,077 related to a loan receivable, at fair value that converted into equity securities, DIP loan conversion to purchase consideration equity for the purchase of Nogin, Inc. (“Nogin”) in the amount of $37,700, and $11,453 related to a loan receivable, at fair value that converted into equity securities. There was also non-cash investing activity of $22,576 related to loans transferred to loans held for sale from loans receivable at fair value. During the nine months ended September 30, 2024, there was non-cash financing activity related to the Company’s redemption of its 6.375% Senior Notes due 2025 in the aggregate principal amount of $1,130 in exchange for 36,903 shares of its common stock at fair value of $1,011 for a net gain on extinguishment of debt of $120.

(g) Accounts Receivable

Accounts receivable represents amounts due from the Company’s Capital Markets, Wealth Management, Communications, and Consumer Products customers. The Company maintains an allowance for credit losses for estimated losses inherent in its accounts receivable portfolio. In establishing the required allowance, management utilizes the expected loss model, which includes the pooling of receivables using the aging method, historical losses, current market conditions, and reasonable supportable forecasts of expected losses. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Company does not have any off-balance sheet credit exposure related to its customers. The Company’s bad debt expense and changes in the allowance for credit losses are included in Note 7 — Accounts Receivable.

BRC GROUP HOLDINGS, INC. (F/K/A B. RILEY FINANCIAL, INC.)
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except share and per share data)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(h) Inventories

Inventories are substantially all finished goods from the Consumer Products and Communications segments and are stated at the lower of cost, determined on the first-in, first-out (FIFO) basis, or net realizable value. The Company maintains an allowance for excess and obsolete inventories to reflect its estimate of realizable value of the inventory based on historical sales and recoveries. Inventories are included in the “Prepaid expenses and other assets” line item in the unaudited condensed consolidated balance sheets.

(i) Rental Merchandise

Rental merchandise is carried at cost, net of accumulated depreciation. When initially purchased, merchandise is not depreciated until it is leased to its rent-to-own customers. Leased merchandise is depreciated over the lease term of the rental agreement and recorded as cost of sales. Rental merchandise that is returned is depreciated from the net book value on the day of the return on a straight-line basis for 24 months until the item is leased again or reaches a zero-dollar salvage value. Damaged or lost merchandise is written off monthly.

(j) Loans Receivable

Under the Financial Accounting Standards Board’s (“FASB”) Accounting Standards Codification (“ASC”) 825, Financial Instruments, the Company elected the fair value option for all outstanding loans receivable. Management evaluates the performance of the loan portfolio on a fair value basis. Under the fair value option, loans receivable are measured at each reporting period based upon their exit value in an orderly transaction, and unrealized gains or losses are included in the “Fair value adjustments on loans” line item in the unaudited condensed consolidated statements of operations. At the time of origination, the Company’s loans receivable are collateralized by the assets of borrowers and other pledged collateral and may have guarantees to provide for protection of the payments due on loans receivable.

The fair value of loans receivable was $55,018 and $90,103 as of September 30, 2025 and December 31, 2024, respectively. The loan receivable with Great American Holdings, LLC (“GA Holdings”) described below represents 45.4% and 1.9% of total loans receivable, at fair value at September 30, 2025 and December 31, 2024, respectively. The Company also has loans receivable from Exela Technologies, Inc. that represents 45.8% and 35.7% of total loans receivable at fair value at September 30, 2025 and December 31, 2024, respectively. The loans have various maturities through February 2029. As of September 30, 2025 and December 31, 2024, the principal balances net of discounts of loans receivable accounted for under the fair value option was $377,964 and $446,004, respectively. The net principal balances of loans receivable exceeded the fair value of loans by $322,946 and $355,901 as of September 30, 2025 and December 31, 2024, respectively. The Company recorded net realized and unrealized gains of $1,299 and losses of $5,997 during the three and nine months ended September 30, 2025, respectively, and net realized and unrealized losses of $71,477 and $259,260 during three and nine months ended September 30, 2024, respectively, on loans receivable. Net realized and unrealized gains and losses on loans receivable are reflected in the “Fair value adjustments on loans” line item on the accompanying unaudited condensed consolidated statements of operations.

Loans receivable, at fair value on non-accrual and 90 days or greater past due was $1,303, which represented approximately 2.4% of total loans receivable, at fair value as of September 30, 2025. The principal balance of loans receivable on non-accrual and 90 days or greater past due was $325,155 as of September 30, 2025. Loans receivable, at fair value on non-accrual was $21,122, which represents approximately 23.4% of total loans receivable, at fair value as of December 31, 2024. The principal balance of loans receivable on non-accrual was $321,544 as of December 31, 2024. Interest income for loans on non-accrual and/or 90 days or greater past due is recognized separately from the “Fair value adjustments on loans” line item in the accompanying unaudited condensed consolidated statements of operations. The amount of gains or (losses) included in earnings attributable to changes in instrument-specific credit risk was $1,316 and $(71,746) during the three months ended September 30, 2025 and 2024, respectively, and $(5,980) and $(259,163) for the nine months ended September 30, 2025 and 2024, respectively. The gains or losses attributable to changes in instrument-specific risk were determined by management based on an estimate of the fair value change during the period specific to each loan receivable.

BRC GROUP HOLDINGS, INC. (F/K/A B. RILEY FINANCIAL, INC.)
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except share and per share data)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Interest income on loans receivable is recognized based on the stated interest rate of the loan on the unpaid principal balance and is included in the “Interest income — loans” line item in the unaudited condensed consolidated statements of operations.

The Company may periodically provide limited guarantees to third parties for loans that are made to investment banking and lending clients. As of September 30, 2025, the Company has outstanding limited guarantee arrangements with respect to Babcock & Wilcox Enterprises, Inc. (“B&W”) as further described in Note 17(b) — Babcock & Wilcox Commitments and Guarantees. In accordance with the credit loss standard, the Company evaluates the need to record an allowance for credit losses for these loan guarantees since they have off-balance sheet credit exposures. As of September 30, 2025, the Company has not recorded any provision for credit losses on the B&W guarantees since the Company believes that there is sufficient collateral to protect the Company from any credit loss exposure. On June 18, 2025, an amendment was made to the Axos Guaranty whereby the Company’s obligations as guarantor were suspended until January 1, 2027.

Vintage Capital Management, LLC Loan Receivable

On August 21, 2023, one of the Company’s subsidiaries and Vintage Capital Management, LLC (“VCM”), an affiliate of Brian Kahn (“Mr. Kahn”), amended and restated a promissory note (the “Amended and Restated Note”), pursuant to which VCM owes the Company’s subsidiary the aggregate principal amount of $200,506, which bears interest at the rate of 12.00% per annum payable-in-kind with a maturity date of December 31, 2027. The Amended and Restated Note requires repayments prior to the maturity date from certain proceeds received by VCM, Mr. Kahn or his affiliates from, among other proceeds, distributions or dividends paid by Freedom VCM, Inc. (“Freedom VCM”) in an amount equal to the greater of (i) 80% of the net after-tax proceeds, and (ii) 50% of gross proceeds. Amounts owing under the Amended and Restated Note may be repaid at any time without penalty. The obligations under the Amended and Restated Note are primarily secured by a first priority perfected security interest in Freedom VCM’s equity interests owned by Mr. Kahn, the chief executive officer (“CEO”) and a member of the board of directors of Freedom VCM as of December 31, 2023, and his spouse with a value, based on the transaction price of the take private transaction that included the acquisition of the Franchise Group, Inc. (“FRG”) by a buyer group that included members of senior management of FRG, led by Mr. Kahn, FRG’s then CEO (the “FRG take-private transaction”), of $227,296 as of August 21, 2023.

On January 22, 2024, Mr. Kahn resigned as CEO and a member of the board of directors of Freedom VCM. On November 3, 2024, Freedom VCM filed voluntary petitions for relief under Chapter 11 (“Chapter 11 Cases”) of Title 11 of the United States Bankruptcy Code (“Bankruptcy Code”), which impacted the collateral for this loan receivable. To the extent the loan balance and accrued interest exceed the underlying collateral value of the loan an unrealized loss will be recorded in the unaudited condensed consolidated statements of operations. On a quarterly basis, the Company will continue to obtain third party appraisals to evaluate the value of the collateral of the loan since the repayment of the loan and accrued interest will be paid primarily from the cash distributions from Freedom VCM or foreclosure on the underlying collateral.

The fair value of the VCM loan receivable was $1,303 and $2,057 as of September 30, 2025 and December 31, 2024, respectively. The remaining principal balance was $224,968 and $224,968 as of September 30, 2025 and December 31, 2024 and exceeded the fair value of the loan receivable by $223,665 and $222,911, respectively.

On September 29, 2025, the SEC filed a complaint in the U.S. District Court for the District of New Jersey against Prophecy Asset Management LP (“Prophecy”), Prophecy’s CEO, and Mr. Kahn alleging violations of certain of the antifraud provisions of federal securities laws. On November 10, 2025, news reports and a court filing by the U.S. Attorney’s Office for the District of New Jersey indicated that the U.S. Attorney’s Office has charged Kahn with securities fraud in connection with his activities as a Prophecy sub-adviser. On December 10, 2025, Mr. Kahn plead guilty to one count of conspiracy to commit securities fraud.

BRC GROUP HOLDINGS, INC. (F/K/A B. RILEY FINANCIAL, INC.)
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except share and per share data)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

W.S. Badcock Corporation and Freedom VCM Receivables, Inc. Loans Receivable

On December 20, 2021, the Company entered into a Master Receivables Purchase Agreement (“Badcock Receivables I”) with W.S. Badcock Corporation, a Florida corporation (“WSBC”), which at the time was an indirect wholly owned subsidiary of FRG, which became a subsidiary of Freedom VCM as a result of the transaction on August 21, 2023. The Company paid $400,000 in cash to WSBC for the purchase of certain consumer credit receivables which are small consumer loans issued by WSBC to consumers for the purchase of merchandise sold at WSBC’s stores. On September 23, 2022, the Company’s then majority-owned subsidiary, B Riley Receivables II, LLC (“BRRII”), a Delaware limited liability company, entered into a Master Receivables Purchase Agreement (“Badcock Receivables II”) with WSBC. This purchase of $168,363 consumer credit receivables of WSBC was partially financed by a $148,200 term loan. During the three months ended March 31, 2023, BRRII entered into Amendment No. 2 and No. 3 to Badcock Receivables II with WSBC for a total of $145,278 in additional consumer credit receivables. The accounting for these transactions resulted in the Company recording a loan receivable from WSBC with the recognition of interest income at an imputed rate based on the cash flows expected to be received from the collection of the consumer receivables that serve as collateral for the loan. The collateral for these loans receivable are the individual consumer credit receivables that were originally issued to WSBC consumers for merchandise sold in WSBC stores and the total amount of collections on these loans receivable is dependent upon their credit performance. These loans receivable are measured at fair value.

On August 21, 2023, all of the equity interests of BRRII were sold to Freedom VCM Receivables, Inc. (“Freedom VCM Receivables”), a subsidiary of Freedom VCM, which resulted in a loss of $78. In connection with the sale, Freedom VCM Receivables entered into the Freedom Receivables Note in the amount of $58,872, with a stated interest rate of 19.74% per annum and a maturity date of August 21, 2033 with payments of principal and interest on the note limited solely to the performance of certain consumer receivables held by BRRII. This loan receivable is measured at fair value.

In connection with these loans, the Company entered into a Servicing Agreement with WSBC pursuant to which WSBC provided to the Company certain customary servicing and account management services in respect of the receivables purchased by the Company under the Receivables Purchase Agreement. In addition, subject to certain terms and conditions, FRG has agreed to guarantee the performance by WSBC of its obligations under the Master Receivables Purchase Agreements and the Servicing Agreement.

On February 7, 2025, the Company sold the two loans and recorded net realized losses of $38,100 which is included in the “Fair value adjustments on loans” line item in the unaudited condensed consolidated statements of operations for the nine months ended September 30, 2025. As such, the Company no longer owned the two loans as of September 30, 2025. The fair value and remaining principal balances of the two loans in aggregate were $6,082 and $45,826, respectively, as of December 31, 2024. The principal balances of the two loans exceeded their fair value by $39,744 in aggregate as of December 31, 2024.

Conn’s, Inc. Loan Receivable

On December 18, 2023, WSBC was sold by Freedom VCM to Conn’s, Inc. (“Conn’s”) whereby the Company loaned Conn’s $108,000 pursuant to the “Conn’s Term Loan” which bears interest at an aggregate rate per annum equal to the Term Secured Overnight Financing Rate (“SOFR”) Rate (as defined in the Conn’s Term Loan), subject to a 4.80% floor, plus a margin of 8.00% and matures on February 20, 2027. Future collection of the Conn’s loan receivable is expected to be paid from the sale of assets and servicing of a pool of consumer receivables that serve as collateral for the loan where the Company has a second lien on these assets.

On July 23, 2024, Conn’s and certain of its subsidiaries filed voluntary positions for relief under Chapter 11 Cases of Title 11 of the Bankruptcy Code in the Southern District of Texas. The commencement of the Chapter 11 Cases constitutes an event of default that accelerates the repayment obligations of the loan receivable issued to Conn’s. Any

BRC GROUP HOLDINGS, INC. (F/K/A B. RILEY FINANCIAL, INC.)
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except share and per share data)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

efforts to enforce repayment obligations under the Conn’s loan are automatically stayed as a result of the Chapter 11 Cases and the Company’s rights of enforcement in respect of this loan are subject to the applicable provisions of the Bankruptcy Code. As a result of the Chapter 11 Cases, the Conn’s loan receivable was placed on non-accrual status.

On December 17, 2024, the Company entered into an agreement with the first-lien holder banks of the Conn’s loan receivable to assign the first-lien loan receivable to the Company for consideration of $27,738. The fair value and principal balance of the loan receivable was $19,761 as of December 31, 2024. The loan receivable was paid in full on January 24, 2025.

The fair value of the Conn’s Term Loan was zero and $19,065 as of September 30, 2025 and December 31, 2024, respectively. The remaining principal balance was $78,000 and $93,000 with unamortized discounts of $2,705 as of September 30, 2025 and December 31, 2024, respectively. The principal balances, net of discounts, exceeded the fair value of the loans receivable by $75,295 and $71,230 as of September 30, 2025 and December 31, 2024, respectively.

Torticity, LLC Loan Receivable

On November 2, 2023, the Company, along with other lenders entered into a loan receivable with Torticity, LLC that had a first lien on assets for an aggregate principal amount of $25,000 with an original maturity date of November 2, 2026 (“First Lien Loan”), of which $15,000 was the Company’s total principal commitment. The loan receivable prior to the amendment below bears interest at 15.00% per annum paid quarterly at 7.50% per annum in cash and 7.50% per annum payment-in-kind to be capitalized and added to the outstanding principal balance. On July 25, 2025, the Company entered into a separate bridge loan receivable with Torticity, LLC for an aggregate principal amount of $2,605. As the term of the amendment reached on September 4, 2025 described below, the bridge loan was repaid in full on September 10, 2025 along with interest income of $521, representing 20% of the principal balance, during the three months ended September 30, 2025. On September 4, 2025, the Company received additional equity in Torticity, LLC that increased the Company’s ownership from 4.7% to 19.0% in exchange for the following amendments to the First Lien Loan: (a) the First Lien Loan was subordinated to a new loan Torticity, LLC received from an unrelated third party, and the Company’s collateral was changed to have a second lien on all assets of Torticity, LLC, (b) the interest rate was reduced to 8% with all interest payment-in-kind, and (c) the maturity date was extended to September 4, 2029 (“Second Lien Loan”). The principal balance of both the Second Lien Loan and First Lien Loan was $16,333 as of September 30, 2025 and December 31, 2024. The First Lien Loan was impaired with no fair value at December 31, 2024 and the Second Lien Loan remained impaired with no fair value at September 30, 2025. There was no fair value assigned to the additional equity the Company received on September 4, 2024, and there has been no interest income recorded on the First Lien Loan or Second Lien Loan during 2025.

Great American Holdings, LLC Loan Receivable

On November 15, 2024, BRCC entered into a senior secured revolving credit and guaranty agreement with GA Holdings. On February 26, 2025, the senior secured revolving credit and guaranty agreement was transferred to BRF Finance Co., LLC (“BRF”), a wholly owned subsidiary of the Company. BRF’s initial revolving commitment was $25,000 with a maturity date of November 15, 2025. As subsequently amended, the revolving commitment was revised to $40,000 for the period March 10, 2025 to June 30, 2025 and reduced back to $25,000 from July 1, 2025 until the maturity date. The senior secured revolving credit bears interest at the Term SOFR rate, as defined in the agreement, plus an applicable rate of 4.75% per annum.

The carrying value and outstanding principal balances of the GA Holdings loan receivable was $25,000 and $1,698 as of September 30, 2025 and December 31, 2024, respectively. On October 16, 2025, all outstanding amounts due and owing under this facility were repaid in full to BRF and the facility was terminated.

BRC GROUP HOLDINGS, INC. (F/K/A B. RILEY FINANCIAL, INC.)
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except share and per share data)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

GA Joann Retail Partnership, LLC Loan Receivable

On February 27, 2025, BRF, along with other lenders, entered into a credit agreement with GA Joann Retail Partnership, LLC (“Joann Retail”) for an aggregate commitment of $52,000, of which BRF is committed to $24,653. The credit agreement bears interest at 10.00% to be paid monthly as payment-in-kind and capitalized into the outstanding principal balance and has a maturity date of November 26, 2025. This loan receivable was paid in full on April 7, 2025.

(k) Securities and Other Investments Owned and Securities Sold Not Yet Purchased

The Company’s securities and other investments owned and securities sold not yet purchased consisted of the following as of September 30, 2025 and December 31, 2024:

	September 30, 2025	December 31, 2024
Securities and other investments owned:
Securities and other investments owned at fair value:
Equity securities	$178,711	$165,408
Corporate bonds	33,048	29,027
Other fixed income securities	10,141	4,923
Partnership interests and other	23,575	15,867
Total securities and other investments owned at fair value:	245,475	215,225

Equity securities valued under the measurement alternative	69,991	67,100
Total securities and other investments owned	$315,466	$282,325

Securities sold not yet purchased:
Equity securities	$18,132	$—
Corporate bonds	1,954	1,891
Other fixed income securities	2,289	3,784
Total securities sold not yet purchased	$22,375	$5,675

Securities and other investments owned consist of equity securities including, common and preferred stocks, warrants, and options; corporate bonds; other fixed income securities including, government and agency bonds, and investments in partnerships that are accounted for at fair value in accordance with ASC 820, Fair Value Measurements (see Note 2(l)). Equity securities also include investments in public and private companies that are accounted for under the fair value option where the Company would otherwise use the equity method of accounting. Investments become subject to the equity method of accounting when the Company possesses the ability to exercise significant influence, but not control, over the operating and financial policies of the investee. The ability to exercise significant influence is presumed when the Company possesses more than 20% of the voting interests of the investee. However, the Company may have the ability to exercise significant influence over the investee when the Company owns less than 20% of the voting interests of the investee depending on the facts and circumstances that demonstrate that the ability to exercise influence is present, such as when the Company has representation on the board of directors of such investee. In accordance with ASC 321, Investments — Equity Securities, unrealized gains (losses) on equity securities held at September 30, 2025 includes unrealized gains (losses) of $25,942 and $(25,748) for the three months ended September 30, 2025 and 2024, respectively, and unrealized gains (losses) of $13,454 and $(217,370) for the nine months ended September 30, 2025 and 2024, respectively, which is included in the “Realized and unrealized gains (losses) on investments” line item on the accompanying unaudited condensed consolidated statements of operations.

Securities and other investments owned also includes equity investments in nonpublic entities that do not have a readily determinable fair value. For these investments the Company has elected to apply the measurement alternative under which they are measured at cost and adjusted for observable price changes and impairments. Observable price

BRC GROUP HOLDINGS, INC. (F/K/A B. RILEY FINANCIAL, INC.)
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except share and per share data)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

changes result from, among other things, equity transactions for the same issuer executed during the reporting period, including subsequent equity offerings or other reported equity transactions related to the same issuer. For these transactions to be considered observable price changes of the same issuer, the Company evaluates whether these transactions have similar rights and obligations, including voting rights, distribution preferences, conversion rights, and other factors, to the investments we hold. The carrying value of equity securities measured under the measurement alternative are as follows:

	September 30, 2025	December 31, 2024
Measurement alternative:
Carrying value	$69,991	$67,100

The following table presents the related adjustments recorded during the three and nine months ended September 30, 2025 and 2024 for equity securities measured under the measurement alternative and for those securities with observable price changes:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2025	2024	2025	2024
Upward carrying value changes	$—	$—	$1,732	$1,289
Downward carrying value changes/impairment	$(227)	$—	$(819)	$(2)

The following table presents the carrying amounts of equity securities valued under the measurement alternative that were still held as of the balance sheet date for which a nonrecurring fair value measurement was recorded during the period.

	Fair Value	Level 2
As of September 30, 2025
Non-marketable equity securities measured using the measurement alternative	$12,101	$12,101
As of December 31, 2024
Non-marketable equity securities measured using the measurement alternative	$7,294	$7,294

Securities sold, but not yet purchased represent obligations of the Company to deliver the specified security at the contracted price and thereby create a liability to purchase the security in the market at prevailing prices. Changes in the value of these securities are reflected currently in the results of operations.

As of September 30, 2025 and December 31, 2024, equity securities include $18,938 and $29,562 respectively, of investments in public and private companies that are accounted for under the fair value option where the Company would otherwise use the equity method of accounting as follows:

Freedom VCM Holdings, LLC Equity Interest and Take-Private Transaction

On August 21, 2023, the Company acquired an equity interest in Freedom VCM for $216,500 in cash in connection with the FRG take-private transaction. In connection with the closing of the FRG take-private transaction, the Company terminated an investment advisory agreement (the “Advisory Agreement”) with Mr. Kahn. Pursuant to the Advisory Agreement, Mr. Kahn, as financial advisor, had the sole power to vote or dispose of $64,644 of shares of FRG common stock (based on the value of FRG shares as of the closing date of the FRG take-private transaction) held of record by B. Riley Securities, Inc. (“BRS”). Upon the termination of the Advisory Agreement, (i) Mr. Kahn’s right to vote or dispose of such FRG shares terminated, (ii) such FRG shares owned by BRS were rolled over into additional equity interests in Freedom VCM in connection with the FRG take-private transaction, and (iii) Mr. Kahn owed a total of $20,911 to the Company under the Advisory Agreement which amount was added to, and included in, the Amended and Restated Note.

BRC GROUP HOLDINGS, INC. (F/K/A B. RILEY FINANCIAL, INC.)
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except share and per share data)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Following these transactions, the Company owned an equity interest of $281,144 (based on the FRG take-private transaction price) or 31% of the outstanding equity interests in Freedom VCM. Also in connection with the FRG take-private transaction, on August 21, 2023 all of the equity interests of BRRII were sold to a Freedom VCM affiliate, which resulted in a loss of $78. In connection with the sale, the Freedom VCM affiliate assumed the obligations with respect to the Pathlight Credit Agreement, and the Company entered into a non-recourse promissory note with another Freedom VCM affiliate in the amount of $58,872, with a stated interest rate of 19.74% and a maturity date of August 21, 2033 (the “Freedom Receivables Note”) with payments of principal and interest on the note limited solely to performance of certain receivables held by BRRII.

On December 18, 2023, a wholly owned subsidiary of Freedom VCM entered into a transaction that resulted in the sale of all of the operations of WS Badcock to Conn’s in exchange for the issuance by Conn’s of 1,000,000 shares of Conn’s preferred stock (the “Preferred Shares”). The Preferred Shares issued by Conn’s to Freedom VCM, subject to the terms set forth in the Certificate of Designation, are nonvoting and are convertible into an aggregate of approximately 24,540,295 shares of non-voting common stock of Conn’s, which represented 49.99% of the issued and outstanding shares of common stock of Conn’s which resulted in consideration received by Freedom VCM of approximately $69,900. As a result of the convertible preferred stock having a conversion feature into 49.99% of the common stock of Conn’s, Freedom VCM is considered to have significant influence over Conn’s in accordance with ASC 323 — Investments — Equity Method and Joint Ventures. On July 23, 2024, Conn’s filed a Chapter 11 Case under the Bankruptcy Code in the Bankruptcy Court. The original $69,900 of consideration that Freedom VCM received from the sale of WS Badcock to Conn’s that was held by Freedom VCM was written off by Freedom VCM after Conn’s bankruptcy filing on July 23, 2024, and there is expected to be no recovery of any value by Freedom VCM.

On November 3, 2024, Freedom VCM filed voluntary petitions for relief under Chapter 11 of the Bankruptcy Code. As a result of the bankruptcy filing, the Company no longer had significant influence over Freedom VCM, and the equity investment was written off with a zero balance as of December 31, 2024. On June 1, 2025, the United States Bankruptcy Court for the District of Delaware entered an Order Confirming the Ninth Amended Joint Chapter 11 Plan of Franchise Group, Inc. and its affiliated debtors pursuant to the FRG Plan. Under the FRG Plan, all equity interests and claims related thereto were cancelled and such equity interest holders, including Freedom VCM as an equity holder of Franchise Group, Inc. will not receive any property or distributions under the FRG Plan. As a result of the FRG Plan, the Company does not expect to receive any proceeds or distributions from the equity investment in Freedom VCM. The bankruptcy filing resulted in the write-off of the equity investment. The change in fair value of $63,674 and $287,043 for the three and nine months ended September 30, 2024, respectively, is included in the “Realized and unrealized gains (losses) on investments” line item in the accompanying unaudited condensed consolidated statements of operations.

The following tables contain summarized financial information with respect to Freedom VCM, included below for purposes of the disclosure a quarter in arrears (consolidated balance sheet amounts as of September 30, 2024 correspond to amounts as of December 31, 2024 of the Company; income statement amounts during the three and nine months ended June 30, 2024 correspond to amounts for the three and nine months ended September 30, 2024 of the Company), which is the period in which the most recent financial information was available.

September 30, 2024
Current assets	$871,102
Noncurrent assets	$2,889,334
Current liabilities	$569,281
Noncurrent liabilities	$2,680,178
Equity attributable to investee	$510,977

BRC GROUP HOLDINGS, INC. (F/K/A B. RILEY FINANCIAL, INC.)
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except share and per share data)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

	Three Months Ended June 30, 2024	Nine Months Ended June 30, 2024
Revenues	$767,404	$2,383,350
Cost of revenues	$491,702	$1,503,104
Loss from continuing operations	$—	$(1,175)
Net loss attributable to investees	$(111,881)	$(300,720)

Babcock and Wilcox Enterprises, Inc, Equity Investment

The Company owns a 25% voting interest in B&W whereby the Company has elected to account for this investment under the fair value option. The following tables contain summarized financial information with respect to B&W included below for purposes of the disclosure a quarter in arrears (balance sheet amounts as of June 30, 2025 and September 30, 2024 correspond to amounts as of September 30, 2025 and December 31, 2024, respectively, of the Company; income statement amounts during the three and nine months ended June 30, 2025 and 2024 correspond to amounts during the three and nine months ended September 30, 2025 and 2024, respectively, of the Company), which is the period in which the most recent financial information is available:

	June 30, 2025	September 30, 2024
Current assets	$526,901	$530,223
Noncurrent assets	$176,589	$274,410
Current liabilities	$529,293	$297,928
Noncurrent liabilities	$482,883	$709,823
Deficit attributable to investee	$(309,226)	$(203,694)
Noncontrolling interest	$540	$576
	Three Months Ended June 30,		Nine Months Ended June 30,
	2025	2024	2025	2024
Revenues	$144,054	$233,642	$391,524	$668,365
Cost of revenues	$100,812	$179,152	$283,988	$509,779
(Loss) income from continuing operations	$(6,052)	$25,222	$(85,133)	$(44,843)
Net (loss) income	$(58,492)	$25,364	$(143,502)	$(54,151)
Net (loss) income attributable to investees	$(58,492)	$25,315	$(143,564)	$(57,972)

As of September 30, 2025 and December 31, 2024, the fair value of the investment in B&W totaled $79,595 and $45,012, respectively, and is included in the “Securities and other investments owned, at fair value” line item in the accompanying unaudited condensed consolidated balance sheets.

Other Public Company Equity Investments

In March 2024, the Company no longer had board representation in Synchronoss Technologies, Inc. (“Synchronoss”) and as a result, the Company no longer retained significant influence over the equity investment. As of September 30, 2025, the Company had a voting interest of 4% in Synchronoss. The Company has elected to account for this equity investment under the fair value option. The following summarized income statement for Synchronoss is

BRC GROUP HOLDINGS, INC. (F/K/A B. RILEY FINANCIAL, INC.)
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except share and per share data)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

included below for purposes of disclosure a quarter in arrears whereas the three and nine months ended June 30, 2024 correspond to amounts during the three and nine months ended September 30, 2024 of the Company, which was the period in which the most recent financial information was available:

	Three Months Ended June 30, 2024	Nine Months Ended June 30, 2024
Revenues	$43,458	$127,825
Cost of revenues	$10,401	$30,916
Net income (loss) attributable to investees	$78	$(32,582)

As of September 30, 2025 and December 31, 2024, the fair value of the equity investment in Synchronoss Technologies, Inc. was $2,488 and $7,200, respectively. These amounts are included in “Securities and other investments owned, at fair value” line item in the accompanying unaudited condensed consolidated balance sheets.

Other Equity Investments

As of September 30, 2025, the Company had other equity investments where the Company is considered to have the ability to exercise influence since the Company has representation on the board of directors or the Company is presumed to have the ability to exercise significant influence since the investment is more than minor, and the limited liability company is required to maintain specific ownership accounts for each member. The Company has elected to account for these equity investments under the fair value option. These equity investments are comprised of equity investments in three and five private companies as of September 30, 2025 and December 31, 2024, respectively.

The following table contains summarized financial information for these companies, included below for purposes of the disclosure a quarter in arrears (balance sheet amounts as of June 30, 2025 and September 30, 2024 correspond to amounts as of September 30, 2025 and December 31, 2024, respectively, of the Company; income statement amounts during the three and nine months ended June 30, 2025 and 2024 correspond to amounts during the three and nine months ended September 30, 2025 and 2024, respectively, of the Company), which is the period in which the most recent financial information is available:

	June 30, 2025	September 30, 2024
Current assets	$20,941	$215,927
Noncurrent assets	$136,668	$572,628
Current liabilities	$17,765	$86,672
Noncurrent liabilities	$84,251	$105,711
Equity attributable to investee	$55,593	$596,172
	For the Three Months Ended June 30,		For the Nine Months Ended June 30,
	2025	2024	2025	2024
Revenues	$16,709	$111,909	$46,932	$372,418
Cost of revenues	$2,928	$76,286	$7,725	$279,426
Net income (loss) attributable to investees	$872	$(4,273)	$4,881	$(14,229)

BRC GROUP HOLDINGS, INC. (F/K/A B. RILEY FINANCIAL, INC.)
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except share and per share data)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(l) Fair Value Measurements

The Company’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the asset or liability. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. In general, fair values determined by Level 1 inputs utilize quoted prices (unadjusted) for identical instruments that are highly liquid, observable, and actively traded in over-the-counter markets. Fair values determined by Level 2 inputs utilize inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active and model-derived valuations whose inputs are observable and can be corroborated by market data. Level 3 inputs are unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level in the fair value hierarchy within which the fair value measurement in its entirety has been determined based on the lowest level input that is significant to the fair value measurement in its entirety. The Company’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the asset or liability.

The Company’s securities and other investments owned and securities sold and not yet purchased are comprised of common and preferred stocks and warrants, corporate bonds, and investments in partnerships. Investments in common stocks that are based on quoted prices in active markets are included in Level 1 of the fair value hierarchy. The Company also holds loans receivable valued at fair value, nonpublic common and preferred stocks and warrants for which there is little or no public market and fair value is determined by management on a consistent basis. For investments where little or no public market exists, management’s determination of fair value is based on the best available information which may incorporate management’s own assumptions and involves a significant degree of judgment, taking into consideration various factors including earnings history, financial condition, recent sales prices of the issuer’s securities and liquidity risks. These investments are included in Level 3 of the fair value hierarchy. Investments in partnership interests include investments in private equity partnerships that primarily invest in equity securities, bonds, and direct lending funds. The Company also invests in priority investment funds, and the underlying securities held by these funds are primarily corporate and asset-backed fixed income securities and restrictions exist on the redemption of amounts invested by the Company. The Company’s partnership and investment fund interests are valued based on the Company’s proportionate share of the net assets of the partnerships and funds; the value for these investments is derived from the most recent statements received from the general partner or fund administrator. These partnership and investment fund interests are valued at net asset value (“NAV”) and are excluded from the fair value hierarchy in the table below in accordance with ASC 820, Fair Value Measurements. As of September 30, 2025 and December 31, 2024, partnership and investment fund interests valued at NAV of $23,575 and $15,867, respectively, are included in the “Securities and other investments owned, at fair value” line item in the accompanying unaudited condensed consolidated balance sheets.

The Company measures certain assets at fair value on a nonrecurring basis. These assets include equity method investments for which the measurement alternative has been elected, adjusted to fair value based on observable price changes or impairment, assets acquired and liabilities assumed in an acquisition or in a nonmonetary exchange, and property, plant and equipment and intangible assets that are written down to fair value when they are held for sale or determined to be impaired.

BRC GROUP HOLDINGS, INC. (F/K/A B. RILEY FINANCIAL, INC.)
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except share and per share data)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

The following tables present information on the financial assets and liabilities measured and recorded at fair value on a recurring basis as of September 30, 2025 and December 31, 2024.

	Financial Assets and Liabilities Measured at Fair Value on a Recurring Basis as of September 30, 2025 Using
	Fair value as of September 30, 2025	Quoted prices in active markets for identical assets (Level 1)	Other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Assets:
Securities and other investments owned:
Equity securities	$178,711	$149,734	$—	$28,977
Corporate bonds	33,048	86	32,962	—
Other fixed income securities	10,141	—	10,141	—
Total securities and other investments owned	221,900	149,820	43,103	28,977
Loans receivable, at fair value	55,018	—	—	55,018
Other assets	—	—	—	—
Total assets measured at fair value	$276,918	$149,820	$43,103	$83,995

Liabilities:
Securities sold not yet purchased:
Equity securities	$18,132	$18,132	$—	$—
Corporate bonds	1,954	—	1,954	—
Other fixed income securities	2,289	—	2,289	—
Total securities sold not yet purchased	22,375	18,132	4,243	—
Liability-classified warrants	8,500	—	—	8,500
Total liabilities measured at fair value	$30,875	$18,132	$4,243	$8,500
	Financial Assets and Liabilities Measured at Fair Value on a Recurring Basis at December 31, 2024 Using
	Fair value at December 31, 2024	Quoted prices in active markets for identical assets (Level 1)	Other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Assets:
Securities and other investments owned:
Equity securities	$165,408	$124,892	$—	$40,516
Corporate bonds	29,027	25,461	3,566	—
Other fixed income securities	4,923	—	4,923	—
Total securities and other investments owned	199,358	150,353	8,489	40,516
Loans receivable, at fair value	90,103	—	—	90,103
Total assets measured at fair value	$289,461	$150,353	$8,489	$130,619

BRC GROUP HOLDINGS, INC. (F/K/A B. RILEY FINANCIAL, INC.)
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except share and per share data)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

	Financial Assets and Liabilities Measured at Fair Value on a Recurring Basis at December 31, 2024 Using
	Fair value at December 31, 2024	Quoted prices in active markets for identical assets (Level 1)	Other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Liabilities:
Securities sold not yet purchased:
Corporate bonds	$1,891	$—	$1,891	$—
Other fixed income securities	3,784	—	3,784	—
Total securities sold not yet purchased	5,675	—	5,675	—
Contingent consideration	4,538	—	—	4,538
Total liabilities measured at fair value	$10,213	$—	$5,675	$4,538

As of September 30, 2025 and December 31, 2024, financial assets measured and reported at fair value on a recurring basis and classified within Level 3 were $83,995 and $130,619, respectively, or 5.0% and 7.3%, respectively, of the Company’s total assets. In determining the fair value for these Level 3 financial assets, the Company analyzes various financial, performance and market factors to estimate the value, including where applicable, over-the-counter market trading activity. The fair value for individual Level 3 financial assets and liabilities have various financial inputs which include multiple of sales, the market price of related securities, annualized volatility, discount rates, recovery rates and expected term inputs that may change at each reporting period and result in an increase or decrease in the valuation of Level 3 financial assets and liabilities.

The following tables summarize the significant unobservable inputs in the fair value measurement of Level 3 financial assets and liabilities by category of investment and valuation technique as of September 30, 2025 and December 31, 2024:

	Fair value at September 30, 2025	Valuation Technique	Unobservable Input	Range	Weighted Average(1)
Assets:
Equity securities	$24,117	Market approach	Multiple of EBITDA(2)	5.9x	5.9x
			Multiple of sales	0.5x – 6.0x	2.3x
			Market price of related security	$10.07 – $11.91	$11.04
	4,860	Option pricing model	Annualized volatility	48.0% – 192.0%	71.0%
Loans receivable at fair value	53,715	Discounted cash flow	Discount rate	7.3% – 20.2%	16.4%
	1,303	Market approach	Market price of related security	$6.08	$6.08
Total level 3 assets measured at fair value	$83,995
Liabilities:
Liability-classified warrants	$8,500	Monte Carlo simulation and Black-Scholes option pricing model	Annualized volatility	80.0%	80.0%
			Discount for lack of marketability	12.0%	12.0%
Total level 3 liabilities measured at fair value	$8,500

____________

(1)      Unobservable inputs were weighted by the relative fair value of the financial instruments.

(2)      Multiple of earnings before interest, taxes, depreciation, and amortization (“EBITDA”).

BRC GROUP HOLDINGS, INC. (F/K/A B. RILEY FINANCIAL, INC.)
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except share and per share data)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

	Fair value at December 31, 2024	Valuation Technique	Unobservable Input	Range	Weighted Average(1)
Assets:
Equity securities	$34,654	Market approach	Multiple of EBITDA	6.3x	6.3x
			Multiple of Sales	2.1x – 8.0x	3.1x
			Market price of related security	$9.97 – $11.10	$10.76
	5,862	Option pricing model	Annualized volatility	47.0% – 171.0%	87.0%
Loans receivable at fair value	86,150	Discounted cash flow	Discount rate	7.3% – 69.1%	19.7%
	3,953	Market approach	Market price of related security	$9.60 – $16.48	$12.90
Total level 3 assets measured at fair value	$130,619
Liabilities:
Contingent consideration	$4,538	Discounted cash flow	Discount rate	5.0% – 7.5%	5.1%
Total level 3 liabilities measured at fair value	$4,538

____________

(1)      Unobservable inputs were weighted by the relative fair value of the financial instruments.

The changes in Level 3 fair value hierarchy during the three months ended September 30, 2025 and 2024 were as follows:

	Level 3 Balance at Beginning of Period	Level 3 Changes During the Period						Level 3 Balance at End of Period	Change in unrealized gains (losses)(2)
		Fair Value Adjustments(1)	Relating to Undistributed Earnings	Purchases/ Originations	Sales	Settlements/ Repayments	Transfer in and/or out of Level 3
Three Months Ended September 30, 2025
Equity securities	$27,726	$645	$—	$175,599	$—	$(174,993)	$—	$28,977	$644
Loans receivable at fair value	48,980	1,299	—	47,580	—	(42,841)	—	55,018	1,183
Other assets	1,029	(1,029)	—	—	—	—	—	—	(1,029)
Contingent consideration	4,608	(4,560)	—	—	—	(48)	—	—	4,560
Liability-classified warrants	4,160	4,340	—	—	—	—	—	8,500	(4,340)

Three Months Ended September 30, 2024
Equity securities	$114,982	$(66,349)	$—	$49	$—	$13,266	$—	$61,948	$(66,346)
Loans receivable at fair value	229,199	(71,477)	874	27,727	—	(34,619)	—	151,704	(71,478)
Contingent consideration	25,216	373	—	—	—	(5,048)	—	20,541	(373)

____________

(1)      Fair value adjustments during the three months ended September 30, 2025 includes the following: $645 of realized and unrealized gains (losses) on equity securities is comprised of $(37) included in “Trading gains (losses), net” and $682 included in “Realized and unrealized gains (losses) on investments”, $1,299 of fair value adjustments on loans included in “Fair value adjustments on loans”, $(1,029) of realized and unrealized losses related to other assets which is comprised of $(127) recorded to “Trading gains (losses), net” and $(902) recorded to “Realized and unrealized gains (losses) on investments”, $4,560 of realized and unrealized gains related to contingent consideration included in “Selling, general and administrative expenses”, and $(4,340) of unrealized gains related to liability-classified warrants included in “Change in fair value of financial instruments and other” line items in the unaudited condensed consolidated statements of operations.

BRC GROUP HOLDINGS, INC. (F/K/A B. RILEY FINANCIAL, INC.)
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except share and per share data)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

          Fair value adjustments during the three months ended September 30, 2024 includes the following: $(66,349) of realized and unrealized gains (losses) on equity securities is comprised of $(15,127) of realized and unrealized gains (losses) included in “Trading gains (losses), net” and $(51,222) of realized and unrealized gains (losses) included in “Realized and unrealized gains (losses) on investments”, $(71,477) of fair value adjustments on loans included in “Fair value adjustments on loans”, and $(373) related to contingent consideration included in “Selling, general and administrative expenses” line items in the unaudited condensed consolidated statements of operations.

(2)      For the three months ended September 30, 2025 and 2024, the change in unrealized gains (losses) is related to financial instruments held at the end of each respective reporting period.

The changes in Level 3 fair value hierarchy during the nine months ended September 30, 2025 and 2024 were as follows:

		Level 3 Changes During the Period
	Level 3 Balance at Beginning of Year	Fair Value Adjustments(1)	Relating to Undistributed Earnings	Purchases/ Originations	Sales	Settlements/ Repayments	Transfer in and/or out of Level 3	Level 3 Balance at End of Period	Change in unrealized gains (losses)(2)
Nine Months Ended September 30, 2025
Equity securities	$40,516	$(3,003)	$—	$201,466	$(10,000)	$(200,002)	$—	$28,977	$(3,655)
Loans receivable at fair value	90,103	(5,997)	—	106,212	(10,415)	(124,885)	—	55,018	(8,834)
Contingent consideration	4,538	(4,394)	—	—	—	(144)	—	—	4,394
Liability-classified warrants	—	640	—	7,860	—	—	—	8,500	(640)
Embedded derivative	—	(8,119)	—	11,244	—	(3,125)	—	—	8,119

Nine Months Ended September 30, 2024
Equity securities	$452,581	$(325,310)	$20	$665	$(78,197)	$13,266	$(1,077)	$61,948	$(327,675)
Loans receivable at fair value	532,419	(259,260)	5,136	65,832	(22,785)	(169,638)	—	151,704	(267,549)
Contingent consideration	25,194	513	—	—	—	(5,166)	—	20,541	(513)

____________

(1)      Fair value adjustments during the nine months ended September 30, 2025 includes the following: $(3,003) of realized and unrealized gains (losses) on equity securities is comprised of $(1,212) included in “Trading gains (losses), net” and $(1,791) of realized and unrealized gains (losses) included in “Realized and unrealized gains (losses) on investments”, $(5,997) of fair value adjustments on loans included in “Fair value adjustments on loans”, $4,394 of realized and unrealized gains related to contingent consideration included in “Selling, general and administrative expenses”, $(640) of realized and unrealized losses related to liability-classified warrants included in “Change in fair value of financial instruments and other”, and $8,119 of unrealized gains related to embedded derivatives included in “Change in fair value of financial instruments and other” line items in the unaudited condensed consolidated statements of operations. Fair value adjustments during the nine months ended September 30, 2024 includes the following: $(325,310) of realized and unrealized gains (losses) on equity securities is comprised of $(64,632) of realized and unrealized gains (losses) included in fair value adjustments on loans and $(260,678) of realized and unrealized gains (losses) included in “Realized and unrealized gains (losses) on investments”, $(259,260) of fair value adjustments on loans included in “Fair value adjustments on loans”, and $(513) related to contingent consideration included in “Selling, general and administrative expenses” line items in the unaudited condensed consolidated statements of operations.

(2)      For the nine months ended September 30, 2025 and 2024, the change in unrealized gains (losses) is related to financial instruments held at the end of each respective reporting period.

The carrying amounts reported in the unaudited condensed consolidated financial statements for cash and cash equivalents, restricted cash, accounts receivable, accounts payable and accrued expenses and other liabilities approximate fair value based on the short-term maturity of these instruments.

As of September 30, 2025 and December 31, 2024, the senior notes payable had a carrying amount of $1,311,311 and $1,530,561, respectively, and fair value of $648,218 and $769,476, respectively. The aggregate carrying amount of the Company’s notes payable, revolving credit facility, and term loans of $132,091 and $243,779 as of September 30, 2025 and December 31, 2024, respectively, approximates fair value because the effective yield of such instrument is consistent with current market rates of interest for instruments of comparable credit risk.

BRC GROUP HOLDINGS, INC. (F/K/A B. RILEY FINANCIAL, INC.)
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except share and per share data)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(m) Equity Method Investment

As of September 30, 2025 and December 31, 2024, equity investments that are accounted for under the equity method of accounting had an aggregate carrying value of $92,427 and $85,487, respectively, which is included in “Prepaid expenses and other assets” in the accompanying unaudited condensed consolidated balance sheets (refer to Note 8 — Prepaid Expenses and Other Assets). The Company’s share of earnings or losses from equity method investees included in the “Income from equity investments” line item was $9,193 and $6 during the three months ended September 30, 2025 and 2024, respectively, and $34,244 and $12 during the nine months ended September 30, 2025 and 2024, respectively, in the accompanying unaudited condensed consolidated statements of operations.

GA Holdings

On November 15, 2024, the Company completed the sale of a majority interest in GA Holdings to Oaktree (the “Great American Transaction”). Upon completion of the sale, the Company retained a minority ownership interest of approximately 44.2% of the Class A common units of GA Holdings. GA Holdings operations include appraisal and valuation services, real estate, and retail, wholesale & industrial auction and liquidation services to help clients dispose of assets that include multi-location retail inventory, wholesale inventory, trade fixtures, machinery and equipment, intellectual property and real property. GA Holdings has three classes of equity interests which include common interests, Class A preferred interests and Class B preferred interests. The Company accounts for its investment in GA Holdings under the equity method of accounting in accordance with ASC 323, Investments — Equity Method and Joint Ventures, with a three-month lag.

Under the equity method of accounting, the Company records its proportionate share of earnings or losses; however, given the capital structure of GA Holdings the Company applies the Hypothetical Liquidation at Book Value (“HLBV”) method on a three-month lag to determine the allocation of profits and losses since the liquidation rights and priorities, as defined by the limited liability agreement of GA Holdings, differ from the Company’s underlying ownership interest. The HLBV method calculates the proceeds that would be attributable to each partner based on the liquidation provisions of the limited liability agreement as if GA Holdings was to be liquidated at book value as of the balance sheet date. Each partner’s allocation of income or loss in the period is equal to the change in the amount of net equity they are legally able to claim based on a hypothetical liquidation of the entity at the end of a reporting period compared to the beginning of that period, adjusted for any capital transactions.

As of September 30, 2025 and December 31, 2024, our net investment in GA Holdings was $85,233 and $82,462, respectively, and is included in the “Prepaid expenses and other assets” line item in the unaudited condensed consolidated balance sheets. Based on the terms of the limited liability agreement, we recorded equity in net income attributable to GA Holdings using the HLBV method of $6,410 and $2,771 for the three and nine months ended September 30, 2025, respectively, which is included in the “Income from equity investments” line item in the accompanying unaudited condensed consolidated statements of operations.

The following tables contain summarized financial information with respect to GA Holdings, included below for purposes of the disclosure a quarter in arrears (balance sheet amounts as of June 30, 2025 correspond to amounts as of September 30, 2025 and income statement amounts during the quarter ended June 30, 2025 and period from November 15, 2024 to June 30, 2025 correspond to quarter ended and year to date amounts for the period ended September 30, 2025, respectively):

June 30, 2025
Current assets	$50,040
Noncurrent assets	$276,007
Current liabilities	$35,151
Noncurrent liabilities	$538
Mezzanine equity – preferred units	$279,097
Equity attributable to investee	$11,261

BRC GROUP HOLDINGS, INC. (F/K/A B. RILEY FINANCIAL, INC.)
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except share and per share data)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

	Three Months Ended June 30, 2025	November 15, 2024 to June 30, 2025
Revenue	$55,947	$114,683
Cost of revenue and expenses	$54,203	$105,431
Net income attributable to investee	$1,744	$9,252

Joann Retail

On February 27, 2025, the Company contributed capital and certain financial support in the form of cash and subordinated debt in exchange for minority ownership interest of approximately 47.4% in Joann Retail. Joann Retail’s operations include the acquisition and liquidation of Joann Inc’s (and its subsidiaries) retail assets. Joann Retail has two classes of equity interest which include voting Class A and nonvoting Class B interests.

The Company accounts for its investment in Joann Retail under the equity method of accounting in accordance with ASC 323, Investments — Equity Method and Joint Ventures, under which the Company accounts for its investment on a three-month lag to determine the allocation of profits and losses. For the three and nine months ended September 30, 2025, the Company recorded equity method losses in the amount of zero and $1,714, respectively, in its unaudited condensed consolidated statements of operations, which correspond to the equity method investment’s operating results for the three and nine months ended June 30, 2025, respectively.

As of September 30, 2025, the Company’s investment in Joann Retail was zero as the Company had fully recovered its initial investment of $6,163 in Joann Retail. The Company’s investment in Joann Retail is adjusted for the Company’s proportionate share of equity method income or losses and of cash distributions received during the nine months ended September 30, 2025. The Company received $33,086 in excess of the Company’s investment balance during the nine months ended September 30, 2025, and the distributions received in excess of the investment balance are recognized as other income and included in the “Income from equity investments” line item in the unaudited condensed consolidated statements of operations.

The following tables contain summarized financial information with respect to Joann Retail, included below for purposes of the disclosure a quarter in arrears (balance sheet amounts as of June 30, 2025 correspond to amounts as of September 30, 2025 and income statement amounts for the three months ended June 30, 2025 and period from February 27, 2025 (inception) to June 30, 2025 correspond to the three and nine months ended September 30, 2025, respectively):

June 30, 2025
Current assets	$47,944
Noncurrent assets	$—
Current liabilities	$47,944
Equity attributable to investee	$—
	Three Months Ended June 30, 2025	February 27, 2025 to June 30, 2025
Revenue	$158,990	$158,990
Cost of revenue and expenses	$94,825	$98,440
Net income attributable to investee	$64,165	$60,550

BRC GROUP HOLDINGS, INC. (F/K/A B. RILEY FINANCIAL, INC.)
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except share and per share data)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

SW-B. Riley Retail Opportunity Fund (“SW-B. Retail”)

The Company accounts for its investments in SW-B. Retail under the equity method of accounting in accordance with ASC 323, Investments — Equity Method and Joint Ventures, under which the Company accounts for its share of SW-B. Retail’s earnings or losses on the basis of the percentage of the equity interest the Company owns. At December 31, 2024, the Company’s ownership percentage was approximately 10.7% and increased to 22.6% with the consolidation of BRC Partners Opportunities Trust (the “BRC Trust”) as discussed below in Note 2(n) — Noncontrolling Interests. The carrying value of the Company’s equity method investments in SW-B. Retail included in the “Prepaid expenses and other assets” line item in the unaudited condensed consolidated balance sheets was $7,194 and $3,025 as of September 30, 2025 and December 31, 2024, respectively.

(n) Noncontrolling Interests

Non-redeemable noncontrolling interest represents the portion of equity in a subsidiary that is not attributable, directly or indirectly, to the Company. The Company’s non-redeemable noncontrolling interest relates to the equity ownership interest of consolidated subsidiaries that it does not own.

The initial fair value of the noncontrolling interest is a nonrecurring Level 3 measurement determined by a weighing of the discounted cash flow method and market approach. The discounted cash flow method utilized five-year discrete projections of the operating results, working capital and depreciation and capital expenditures, along with a residual value subsequent to the discrete period. The five-year projections were based upon historical and anticipated future results, general economic and market conditions, and considered the impact of planned business and operational strategies. The discount rates for the calculations represented the estimated required return on equity for market participants at the time of the analysis. The market approach included significant estimates using guideline public company data to identify an appropriate market multiple of earnings before income taxes in estimating the fair value of the noncontrolling interest.

B. Riley Securities Holdings, Inc. (“BRSH”)

On March 10, 2025, a merger subsidiary of the Company’s wholly-owned subsidiary B. Riley Securities Holdings, Inc. (“BRSH”), which is primarily comprised of the broker dealer operations within the Capital Markets segment, merged with a shell corporation and issued 0.6% of the equity in BRSH to certain investors in the shell corporation. Upon completion of the transaction, the investors in the shell corporation became minority stockholders of BRSH. The Company also issued restricted stock awards as more fully described in Note 18(c) — BRSH Stock Incentive Plan and assuming the full issuance of the restricted stock awards are vested, the Company owned 89.4% majority-interest in BRSH as of the date of the merger.

The shell corporation that merged with BRSH on March 10, 2025 did not meet the definition of a business, since it did not have any assets, liabilities, or operations. The consideration paid in connection with the merger consisted of $1,575 of common stock of BRSH, which represented the fair value of the 0.6% of outstanding common stock of BRSH. The Company recognized a loss of $1,575, which represented the fair value of the noncontrolling interest in BRSH that was issued to the investors in the shell corporation on March 10, 2025.

BRC GROUP HOLDINGS, INC. (F/K/A B. RILEY FINANCIAL, INC.)
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except share and per share data)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

The table below summarizes the significant unobservable inputs in determining the fair value measurement on a nonrecurring basis of the noncontrolling interest issued on March 10, 2025 as described above. In determining the fair value below, the valuation utilized a weighting of 75% for the discounted cash flow method and 25% for the market approach.

	Fair Value at Measurement Date	Valuation Technique	Unobservable Input	Range	Weighted Average
Nonrecurring
Noncontrolling interest	$1,575	Discounted cash flow and market approach	Market interest rate and multiple of EBIT	Discount rate 21% and multiple of EBIT 5.75x – 10.00x	Discount rate 21% and multiple of EBIT 7.3x(1)

____________

(1)      Unobservable inputs were weighted by the relative equity value of BRSH.

BRC Partners Opportunities Trust (the “BRC Trust”)

BRC Trust was formed on January 6, 2025, and is a variable interest entity as more fully described in Note 2(o) — Variable Interest Entities. The noncontrolling interest of BRC Trust that is not owned by the Company includes 86.6% of the equity interests in the BRC Trust. Of the 86.6% equity interests not owned by the Company, 58.2% is owned by related parties as more fully described in Note 21 — Related Party Transactions.

(o) Variable Interest Entities

The Company holds interests in various entities that meet the characteristics of a VIE. Interests in these entities are generally in the form of equity interests, loans receivable, or fee arrangements.

The Company determines whether it is the primary beneficiary of a VIE at the time it becomes involved with a VIE and reconsiders that conclusion at each reporting date. In evaluating whether the Company is the primary beneficiary, the Company evaluates its economic interests in the entity held either directly by the Company or indirectly through related parties.

The party with a controlling financial interest in a VIE is known as the primary beneficiary and consolidates the VIE. The Company determines whether it is the primary beneficiary of a VIE by performing an analysis that principally considers: (a) which variable interest holder has the power to direct the activities of the VIE that most significantly impact the VIE’s economic performance; (b) which variable interest holder has the obligation to absorb losses or the right to receive benefits from the VIE that could potentially be significant to the VIE; (c) the VIE’s purpose and design, including the risks the VIE was designed to create and pass through to its variable interest holders; (d) the terms between the VIE and its variable interest holders and other parties involved with the VIE; and (e) related-party relationships with other parties that may also have a variable interest in the VIE. See Note 2(n) — Noncontrolling Interests for a variable interest entity consolidated during the period.

On August 21, 2023, in connection with the FRG take-private transaction, one of the Company’s subsidiaries (the “Lender”) and an affiliate of Mr. Kahn (the “Borrower”) entered into an amended and restated a promissory note as discussed further in above Note 2(j) — Loans Receivable and Note 2(k) — Securities and Other Investments Owned and Securities Sold Not Yet Purchased. The Company was not involved in the design of the Borrower, has no equity financial interest, and has no rights to make decisions or participate in the management of the Borrower that significantly impact the economics of the Borrower. Since the Company does not have the power to direct the activities of the Borrower, the Company is not the primary beneficiary and therefore does not consolidate the Borrower. The promissory note is included in the “Loans receivable, at fair value” line item in the Company’s unaudited condensed consolidated financial statements and is a variable interest in accordance with the accounting guidance. As of September 30, 2025 and December 31, 2024, the maximum amount of loss exposure to the VIE on a fair value basis was $1,303 and $2,057, respectively.

BRC GROUP HOLDINGS, INC. (F/K/A B. RILEY FINANCIAL, INC.)
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except share and per share data)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

The Company has entered into agreements to provide investment banking and advisory services to numerous investment funds (the “Funds”) that are considered variable interest entities under the accounting guidance.

The Company earns fees from the Funds in the form of placement agent fees and carried interest. For placement agent fees, the Company receives a cash fee of generally 7% to 10% of the amount of raised capital for the Funds, and the fee is recognized at the time the placement services occurred. The Company receives carried interest as a percentage allocation (8% to 15%) of the profits of the Funds as compensation for asset management services provided to the Funds and it is recognized under the ownership model of ASC 323, Investments — Equity Method and Joint Ventures, as an equity method investment with changes in allocation recorded currently in the results of operations. As the fee arrangements under such agreements are arm’s length and contain customary terms and conditions and represent compensation that is considered fair value for the services provided, the fee arrangements are not considered variable interests and accordingly, the Company does not consolidate such VIEs.

Placement agent fees attributable to such arrangements were zero during the three months ended September 30, 2025 and 2024, respectively, and zero and $866 during the nine months ended September 30, 2025 and 2024, respectively, and were included in the “Services and fees” line item in the unaudited condensed consolidated statements of operations.

The carrying amounts included in the Company’s unaudited condensed consolidated balance sheets related to variable interests in VIEs that were not consolidated are shown below.

	September 30, 2025	December 31, 2024
Loans receivable, at fair value	$18,302	$28,193
Other assets	3,581	3,359
Maximum exposure to loss	$21,883	$31,552

Bicoastal Alliance, LLC (“Bicoastal”)

On May 3, 2024, as part of the acquisition of Nogin, the Company acquired a 50% equity interest in Bicoastal through a wholly owned subsidiary of Nogin. Bicoastal is a holding company designed to manage the investments, including strategy and operations, for two brand apparel operating companies. The Company determined Bicoastal is a variable interest entity as it does not have sufficient resources to carry out its management activities without additional financial support. The Company determined that it has the power to direct the activities that most significantly impact Bicoastal’s economic performance, has more equity capital at risk, and is expected to continue to fund operations. Therefore, the Company determined that it is the primary beneficiary of Bicoastal and has reported its investment in the assets and liabilities in the accompanying unaudited condensed consolidated balance sheets and consolidated its operating results in the Company’s unaudited condensed consolidated statements of operations.

On August 14, 2024, Bicoastal entered into an agreement to acquire the remaining 50% equity interest upon paydown of a $700 note payable to the noncontrolling interest noteholder with a final repayment date and equity ownership interest transfer date of June 30, 2025.

On March 31, 2025, the Company signed a Deed of Assignment for the Benefit of Creditors (“ABC”), (i) pursuant to which all of the assets of Nogin were transferred to an assignee for the benefit of Nogin’s creditors, and (ii) which provides the assignee the right to, among other things, sell or dispose of such assets and settle all claims against Nogin. The Company will no longer control or own the assets of Nogin, and the results of operations were deconsolidated on March 31, 2025 and are no longer reported in the Company’s financial statements after March 31, 2025. Management does not expect any recovery of the Company’s investment in Nogin. Subsequent to March 31, 2025, certain of Nogin’s creditors filed an involuntary petition for relief under chapter 7 of title 11 of the United States Code in the United States Bankruptcy Court for the District of New York and an order for relief was entered to move

BRC GROUP HOLDINGS, INC. (F/K/A B. RILEY FINANCIAL, INC.)
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except share and per share data)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

the ABC to a liquidation. A gain of $28,411 was recognized during the nine months ended September 30, 2025 from deconsolidation of Nogin, which is included in “Gain on sale and deconsolidation of businesses” line item on the accompanying unaudited condensed consolidated statements of operations.

BRC Trust

BRC Trust was formed on January 6, 2025, for the purpose of transferring the assets and liabilities of BRC Partners Opportunity Fund, L.P., a Delaware limited partnership (“BRCPOF”), and liquidating the transferred net assets. BRCPOF transferred its assets and liabilities upon formation of the BRC Trust. The Company determined that the BRC Trust is a variable interest entity as the investors in the BRC Trust do not have voting rights and substantially all of the activities are conducted on behalf of the Company and its related parties which own 13.4% and 58.2% (see Note 21 — Related Party Transactions), respectively, of the equity interest in the BRC Trust. As the Company has the power to direct all of the activities of the BRC Trust, the Company is the primary beneficiary of the Trust and, therefore, consolidates the BRC Trust upon formation on January 6, 2025. Additionally, the BRC Trust does not meet the definition of a business and the initial consolidation of the BRC Trust did not result in a gain or loss upon initial consolidation.

The carrying amounts and classification of the assets, liabilities and noncontrolling interest of the BRC Trust as of September 30, 2025 and formation on January 6, 2025, are as follows:

	September 30, 2025	January 6, 2025
Assets
Cash and cash equivalents	$194	$359
Securities and other investments owned, at fair value	666	577
Loans receivable, at fair value	—	10,276
Prepaid expenses and other assets	3,795	3,497
Total assets	$4,655	$14,709
Liabilities
Accrued expenses and other liabilities	$10	$290
Total liabilities	$10	$290

Noncontrolling interest	$4,643	$12,494

(p) Derivatives

Certain contracts may contain explicit terms that affect some or all of the cash flows or the value of other exchanges required by the contract. When these embedded features in a contract act in a manner similar to a derivative financial instrument and are not clearly and closely related to the economic characteristics of the host contract, the Company bifurcates the embedded feature and accounts for it as an embedded derivative asset or liability in accordance with guidance under ASC 815-15, Derivatives and Hedging — Embedded Derivatives. Embedded derivatives are measured at fair value with changes in fair value reported in the “Other income (expense)” section in our unaudited condensed consolidated statements of operations. Refer to Note 11 — Term Loans and Revolving Credit Facility.

(q) Warrant Liabilities

The Company accounts for its warrant liabilities in accordance with guidance under ASC 815-40, Derivatives and Hedging — Contracts in Entity’s Own Equity, under which warrants that do not meet the criteria for equity classification must be recorded as liabilities. Warrant liabilities are included in the “Accrued expenses and other liabilities” line item in the unaudited condensed consolidated balance sheets. Changes in fair value of the warrant liabilities are reported in the “Other income (expense)” section in our unaudited condensed consolidated statements of operations. Refer to Note 11 — Term Loans and Revolving Credit Facility and Note 19(b) — Common Stock Warrants.

BRC GROUP HOLDINGS, INC. (F/K/A B. RILEY FINANCIAL, INC.)
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except share and per share data)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(r) Reclassifications

Certain prior period amounts have been reclassified to conform with the current period presentation. In the prior year periods, loss on extinguishment of debt of $(5,900) and $(5,780) for the three and nine months ended September 30, 2024 was previously included in “Selling, general and administrative expenses” line item and is now included in “Other income (expense)” section in our unaudited condensed consolidated statements of operations to conform to the current period presentation. In the prior year periods, gain on sale of businesses of $476 and $790 for the three and nine months ended September 30, 2024 was previously included in “Change in fair value of financial instruments and other” and is now included in “Gain on sale and deconsolidation of businesses” line items in our unaudited condensed consolidated statements of operations to conform to the current period presentation. Certain prior-year amounts have also been reclassified to conform to the current-year’s presentation as a result of discontinued operations and held for sale; see Note 4 — Discontinued Operations and Assets Held for Sale. These reclassifications had no effect on previously reported net income (loss), total assets, total liabilities, or stockholder’s equity (deficit).

(s) Recent Accounting Standards

Not yet adopted

In December 2025, the FASB issued Accounting Standards Update (“ASU”) 2025-11, Interim Reporting (Topic 270): Narrow-Scope Improvements. This ASU is intended to update the guidance in Topic 270 by improving navigability of the required interim disclosures, clarifying when that guidance is applicable and adding a principle that requires entities to disclose events since the end of the last annual reporting period that have a material impact on the entity. This standard update will be effective for the interim reporting periods within annual reporting periods beginning after December 15, 2027, with the option to early adopt at any time prior to the effective date and should be applied either prospectively to financial statements issued for reporting periods after the effective date or retrospectively to any or all prior periods presented in the financial statements. The Company has not yet adopted this update and is currently evaluating the effect this new standard will have on its financial position, results of operations, and related disclosures.

In September 2025, the FASB issued ASU 2025-06, Intangibles — Goodwill and Other Internal Use Software. This ASU was issued to modernize the accounting for software costs by removing references to prescriptive and sequential software development stages and providing an updated framework for capitalizing internal software costs. The amendments in this ASU are effective for annual reporting periods beginning after December 15, 2027, and interim reporting periods within those annual reporting periods. Early adoption is permitted as of the beginning of an annual reporting period. The Company has not yet adopted this update and is currently evaluating the effect this new standard will have on its financial position and results of operations.

In November 2024, the FASB issued ASU 2024-03, Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures: Disaggregation of Income Statement Expenses. This ASU requires additional expense disclosures by public entities in the notes to the financial statements. The ASU outlines the specific costs that are required to be disclosed which include such costs as: purchases of inventory, employee compensation, depreciation, intangible asset amortization, selling costs, and depreciation, depletion, and amortization related to oil and gas production. It also requires qualitative descriptions of the amounts remaining in the relevant expense income statement captions that are not separately disaggregated quantitatively in the notes to the financial statements and the entity’s definition of selling expenses. The disclosures are required for each interim and annual reporting period. In January 2025, the FASB issued ASU 2025-01, Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures: Claiming the Effective Date, which clarified the effective date for entities that do not have an annual reporting period that ends on December 31st. The guidance is effective for annual periods beginning after December 15, 2026, and interim reporting periods within annual reporting periods beginning after December 15, 2027, with early adoption permitted. The Company has not yet adopted this update and is currently evaluating the effect this new standard will have on its financial position and results of operations.

BRC GROUP HOLDINGS, INC. (F/K/A B. RILEY FINANCIAL, INC.)
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except share and per share data)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

In December 2023, the FASB issued ASU 2023-09, Improvements to Income Tax Disclosures, which enhances the transparency and decision usefulness of income tax disclosures. ASU 2023-09 requires disclosure of additional categories of information about federal, state and foreign income taxes in the rate reconciliation table and requires companies to provide more information about the reconciling items in some categories if a quantitative threshold is met. ASU 2023-09 became effective for the Company on January 1, 2025. The Company will provide the required disclosures in its Annual Report on Form 10-K for the year ended December 31, 2025, and the adoption of ASU 2023-09 is not expected to have a material impact on the Company’s consolidated financial statements.

NOTE 3 — ACQUISITIONS

On May 3, 2024, one of the Company’s wholly owned subsidiaries completed the acquisition of Nogin for a total purchase consideration of approximately $56,370, which consisted of $37,700 in DIP financing and an additional $18,670 in cash consideration. To fund the $18,670 in cash consideration, contemporaneous with the closing, the acquired company issued $15,000 of convertible debt. In accordance with ASC 805, Business Combinations the Company used the acquisition method of accounting for this acquisition. Goodwill of $56,028 and other intangible assets of $17,350 were recorded as a result of the acquisition. The acquisition complements the Company’s principal investments strategy and offers potential growth to the Company’s portfolio of principal investments and is recorded in the E-Commerce segment.

The assets and liabilities of Nogin, both tangible and intangible, were recorded at their estimated fair values as of the May 3, 2024 acquisition date. Acquisition related costs, such as legal, accounting, valuation and other professional fees related to the acquisition of Nogin, were charged against earnings in the amount of $2,425 and included in the “Selling, general and administrative expenses” line item in the unaudited condensed consolidated statements of operations for the year ended December 31, 2024. Nogin goodwill recognized subsequent to the acquisition will be non-deductible for tax purposes.

The fair value of acquisition consideration and purchase price allocation were as follows:

Consideration paid:
Cash	$18,670
Credit bid – Settlement of DIP Facility	37,700
Total Consideration	$56,370

Assets acquired and liabilities assumed:
Cash and cash equivalents	$604
Accounts receivable	421
Prepaid and other assets	6,826
Operating lease right-of-use assets	740
Property and equipment	400
Other intangible assets	17,350
Deferred income taxes	227
Accounts payable	(9,731)
Accrued expenses and other liabilities	(10,309)
Deferred revenue	(95)
Operating lease liabilities	(740)
Note payable	(700)
Net assets acquired and liabilities assumed	4,993
Goodwill	56,028
Noncontrolling interest	(4,651)
Total	$56,370

BRC GROUP HOLDINGS, INC. (F/K/A B. RILEY FINANCIAL, INC.)
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except share and per share data)

NOTE 3 — ACQUISITIONS (cont.)

During the year ended December 31, 2024, goodwill for Nogin increased by $1,636 related to certain purchase price accounting adjustments.

The following is a summary of identifiable intangible assets acquired and the related expected lives for the finite-lived intangible assets:

Category	Useful life	Fair Value
Customer relationships	9 Years	$10,300
Internally developed software and other intangibles	8 Years	3,950
Trademarks	10 Years	3,100
Total		$17,350

The Company had entered into a Chapter 11 Restructuring Support Agreement (“RSA”) with Nogin prior to the acquisition date. As part of Nogin’s Chapter 11 restructuring activities, it ceased the sale of brand apparel merchandise and elimination of warehousing and other costs associated with the inventory, among other things. The Company has determined that the preparation of pro forma financial information would be impracticable due to the significant estimates of amounts needed to reflect Nogin’s historical financial information with its operations emerging from bankruptcy.

On March 31, 2025, the Company signed a Deed of ABC, (i) pursuant to which all of the assets of Nogin were transferred to an assignee for the benefit of Nogin’s creditors, and (ii) which provides the assignee the right to, among other things, sell or dispose of such assets and settle all claims against Nogin. The Company will no longer control or own the assets of Nogin, and the results of operations were deconsolidated on March 31, 2025 and are no longer reported in the Company’s financial statements after March 31, 2025. Management does not expect any recovery of the Company’s investment in Nogin. Subsequent to March 31, 2025, certain of Nogin’s creditors filed an involuntary petition for relief under chapter 7 of title 11 of the United States Code in the United States Bankruptcy Court for the District of New York and an order for relief was entered to move the ABC to a chapter 7 liquidation.

Valuation Assumptions for Purchase Price Allocation

Our valuation assumptions used to value the acquired assets and assumed liabilities require significant estimates, especially with respect to intangible assets, inventories, property and equipment, and deferred income taxes. In determining the fair value of intangible assets acquired, the Company must make assumptions about the future performance of the acquired businesses, including among other things, the forecasted revenue growth attributable to the asset groups and projected operating expenses and other benefits expected to be achieved by combining the businesses acquired with the Company. The intangible assets acquired are primarily comprised of customer relationships, trademarks, and developed technology. The Company utilized widely accepted income-based, market-based, and cost-based valuation approaches to perform the preliminary purchase price allocations. The estimated fair value of the customer relationships is determined using the multi-period excess earnings method and the estimated fair value of trademarks and developed technology are determined using the relief from royalty method. Both methods require forward looking estimates that are discounted to determine the fair value of the intangible assets using a risk-adjusted discount rate that is reflective of the level of risk associated with future estimates associated with the asset group that could be affected by future economic and market conditions.

BRC GROUP HOLDINGS, INC. (F/K/A B. RILEY FINANCIAL, INC.)
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except share and per share data)

NOTE 4 — DISCONTINUED OPERATIONS AND ASSETS HELD FOR SALE

Assets Held For Sale

Wealth Management

On October 31, 2024, the Company signed a definitive agreement to sell a portion of the Company’s (W-2) Wealth Management business to Stifel for estimated net consideration based on the number of advisors that join Stifel at closing, among other things. Upon closing the transaction on April 4, 2025, the sale was completed for net cash consideration of $26,037, representing 36 financial advisors whose managed accounts represent approximately $4.0 billion, or 23.6%, of total assets under management (“AUM”) as of the close of the transaction. A gain of $5,372 was recognized on April 4, 2025 in connection with the completion of the sale and is included in the “Gain on sale and deconsolidation of businesses” line item in the accompanying unaudited condensed consolidated statements of operations for the nine months ended September 30, 2025.

Atlantic Coast Recycling

On March 3, 2025, the Company, BRFH, B. Riley Environmental Holdings, LLC and other indirect subsidiaries of the Company which included the Atlantic Companies, entered into the MIPA, whereby the Interests owned by BRFH and the minority holders were sold to a third party in accordance with the terms of the MIPA on March 3, 2025. The Interests were sold to the third party on March 3, 2025 for a purchase price of $102,478, subject to certain adjustments and a holdback amount pending receipt of a certain third party consent, resulting in cash proceeds of $68,638 to the Company after adjustments for amounts allocated to non-controlling interests, repayment of contingent consideration, transaction costs and other items directly attributable to the closing of the transaction. Of the $68,638 of cash proceeds received by the Company, approximately $22,610 was used to pay interest, fees, and principal on the Credit Facility entered into with Oaktree on February 26, 2025 as further discussed in Note 11 — Term Loans and Revolving Credit Facility. A gain of $52,430 was recognized during the nine months ended September 30, 2025 from this sale, which is included in “Gain on sale and deconsolidation of businesses” line item on the accompanying unaudited condensed consolidated statements of operations.

The Company determined that the assets and liabilities associated with the Wealth Management Transaction and Atlantic Coast Recycling transactions met the criteria under ASC 360, Impairment and Disposal of Long-Lived Assets to be classified as held for sale as of December 31, 2024. The assets and liabilities for both transactions were properly presented in the unaudited condensed consolidated balance sheets. Operating results from the disposal groups comprising the Wealth Management business and Atlantic Coast Recycling contributed to the operating incomes of the Wealth Management and All Other segment categories, respectively, for the nine months ended September 30, 2025.

Assets and liabilities held for sale consist of the following:

	As of December 31, 2024
	Wealth Management	Atlantic Coast Recycling	Total
Assets Held for Sale
Cash and cash equivalents	$—	$1,324	$1,324
Accounts receivable, net of allowance of $18	—	3,698	3,698
Prepaid expenses and other assets	3,704	2,427	6,131
Operating lease right-of-use assets	512	21,127	21,639
Property and equipment, net	71	22,799	22,870
Goodwill	13,861	3,280	17,141
Other intangible assets, net	2,678	9,242	11,920
Total assets held for sale	$20,826	$63,897	$84,723

BRC GROUP HOLDINGS, INC. (F/K/A B. RILEY FINANCIAL, INC.)
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except share and per share data)

NOTE 4 — DISCONTINUED OPERATIONS AND ASSETS HELD FOR SALE (cont.)

	As of December 31, 2024
	Wealth Management	Atlantic Coast Recycling	Total
Liabilities Held for Sale
Accounts payable	$—	$1,410	$1,410
Accrued expenses and other liabilities	—	13,290	13,290
Operating lease liabilities	525	24,371	24,896
Notes payable	—	1,909	1,909
Total liabilities held for sale	$525	$40,980	$41,505

Discontinued Operations

The Company presents a disposition of a component, being an operating or reportable segment, business unit, subsidiary or asset group, that represents a strategic shift that has or will have a major effect on the Company’s operations and financial results as discontinued operations when the components meet the criteria to be classified as held for sale. The following operations have been presented as discontinued operations.

Brands Transaction

On October 25, 2024, the Company completed a transaction whereby the Company contributed and transferred its controlling equity interest in the assets and intellectual properties related to the licenses of Catherine Malandrino, English Laundry, Joan Vass, Kensie Girl, Limited Too and Nanette Lepore (“Six Brands”), which were previously consolidated in the Company’s financial statements, and the noncontrolling equity interests the Company owned in the assets and intellectual properties of Hurley, Justice, and Scotch & Soda (collectively with Six Brands, the “Brands Interests”), which the Company had elected to account for the equity investments under the fair value option, into a securitization financing vehicle in exchange for $189,300 in net proceeds. The Company accounted for this transfer of financial assets as a sale. During the year ended December 31, 2024, upon deconsolidation of the Six Brands, the Company recognized a loss on disposal of discontinued operations of $(40,782) and the Company recognized a write-down in the fair value of the equity investments in Hurley, Justice, and Scotch & Soda of $(87,810) that was reported in realized and unrealized (losses) gains on investments in discontinued operations. In addition, the Company’s ownership interest in the Brand Interests will be reported as a non-controlling equity investment that is estimated to have a nominal value as a result of the liquidation preferences and notes that were issued as part of the secured financing.

Additionally, in connection with the Brands Interests contribution and transfer noted above, the Company entered into a membership interest purchase agreement dated October 25, 2024, whereby the Company’s subsidiary bebe sold its limited liability company equity interests in BB Brand Holdings and BKST Brand Management (the “bebe Brands”), which the Company had elected to account for the equity investments in the bebe Brands under the fair value option for $46,624 in net cash proceeds. During the year ended December 31, 2024, the Company recognized a write-down in fair value of equity investment in the bebe Brands of $21,386 that was reported in realized and unrealized (losses) gains on investments in discontinued operations. Upon closing of the bebe Brands sale, proceeds of $22,188 was used to pay off the then outstanding balance of the bebe Credit Agreement in full (see Note 11 — Term Loans and Revolving Credit Facility) and $224 of loan-related pay off expenses. Collectively, the bebe Brands sale and the contribution and transfer of Brands Interest comprise the Brands Transaction.

The Brands Interests and bebe Brands were historically reported within All Other category — generating operating revenues from the Company’s majority owned subsidiary that licenses the trademarks and intellectual properties from Six Brands. The bebe Brands equity investments also generated other income from dividends the Company received from the equity ownership of investments that range from 10% to 50% in companies that license the trademark and intellectual property of bebe and Brookstone brands (equity ownership of bebe stores, inc., our majority owned subsidiary).

BRC GROUP HOLDINGS, INC. (F/K/A B. RILEY FINANCIAL, INC.)
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except share and per share data)

NOTE 4 — DISCONTINUED OPERATIONS AND ASSETS HELD FOR SALE (cont.)

The Company analyzed the quantitative and qualitative factors relevant to the divestiture of the brand assets, including the fair value adjustments and dividends received from the brand assets significance to the overall net income and earnings per share, and determined that those conditions for discontinued operations presentation had been met. As such, the financial position, results of operations and cash flows of that business are reported as discontinued operations in the accompanying unaudited condensed consolidated financial statements. Prior period amounts have been adjusted to reflect discontinued operations presentation. The Company has no significant continuing involvement with operations and management of the Brands Interests and bebe Brands post-disposition.

Great American Group

On October 13, 2024, the Company entered into an equity purchase agreement, (the “Equity Purchase Agreement”), to sell a 52.6% ownership stake in the Appraisal and Valuation Services, Real Estate, and Retail, Wholesale & Industrial Solutions businesses (collectively, the “Great American Group”) to Oaktree. Subject to the terms and conditions set forth in the Equity Purchase Agreement, the Company conducted an internal reorganization and contributed all of the interests in the “Great American Group”, to Great American Holdings, LLC, a newly formed holding company (“Great American NewCo”). At the closing on November 15, 2024, (i) Oaktree received (a) all of the outstanding class A preferred limited liability units of Great American NewCo (which will have a 7.5% cash coupon and a 7.5% payment-in-kind coupon) (the “Class A Preferred Units”) and (b) common limited liability units of Great American NewCo (the “Common Units”) representing 52.6% of the issued and outstanding common limited liability units in Great American NewCo for a purchase price of approximately $203,000 (with an initial liquidation preference of approximately $203,000). The Company retains (a) 93.2% of the issued and outstanding class B preferred limited liability company units of Great American NewCo (which will have a 2.3% payment-in-kind coupon and an initial aggregate liquidation preference of approximately $183,000) (the “Class B Preferred Units”) and (b) 44.2% of the issued and outstanding Common Units. The remaining 6.8% of issued and outstanding Class B Preferred Units and 3.2% of issued and outstanding Common Units will be held by certain minority investors. The Company accounts for its non-controlling equity interest in Great American NewCo using the equity method of accounting (refer to Note 2(m) — Equity Method Investment) with its carrying value included in the “Prepaid expenses and other assets” line item in the consolidated balance sheets (refer to Note 8 — Prepaid Expenses and Other Assets).

The Great American Group, which was historically reported within the Auction and Liquidation segment — providing auction and liquidation services to help clients dispose of assets that include multi-location retail inventory, wholesale inventory, trade fixtures, machinery and equipment, intellectual property, and real property — and within the Financial Consulting segment — offering bankruptcy, financial advisory, forensic accounting, real estate consulting, and valuation and appraisal services — were divested. The Company recorded a net gain of $258,286 to the “Income from discontinued operations, net of taxes” line item in the consolidated statements of operations during the fourth quarter of fiscal year 2024. The net after-tax proceeds from this transaction were used to repay certain debt obligations and focus on the core operating subsidiaries.

The Company analyzed the quantitative and qualitative factors relevant to the sale of the Great American Group, including the significance of the operating income generated from the appraisal, real estate consulting and auction and liquidation operations to the overall net income (loss), net (loss) income per share, and net assets, and determined that those conditions for discontinued operations presentation had been met. As such, results of operations and cash flows of that business are reported as discontinued operations in the accompanying unaudited condensed consolidated financial statements for the three and nine months ended September 30, 2024.

Continuing Involvement

In addition to retaining an equity interest accounted for under the equity method of accounting, at the closing of the transaction, the Company entered into a Transition Services Agreement, pursuant to which the Company will provide certain transition services to Great American NewCo relating to the Great American Group for a period of up to one year from the closing. Additionally, the Company entered into a credit agreement, pursuant to which an affiliate

BRC GROUP HOLDINGS, INC. (F/K/A B. RILEY FINANCIAL, INC.)
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except share and per share data)

NOTE 4 — DISCONTINUED OPERATIONS AND ASSETS HELD FOR SALE (cont.)

of the Company, as lender, will provide to Great American NewCo, as borrower, a first lien secured revolving credit facility of up to $40,000 for general corporate purposes, subject to the terms and conditions set forth therein, which had an outstanding balance of $1,698 at closing. The Company also entered into promissory notes which totaled $15,332 related to capital requirements for certain retail liquidation engagements that were ongoing as of closing.

GlassRatner and Farber

On June 27, 2025, the Company signed an equity purchase agreement to sell all of the membership interests of GlassRatner and Farber from the Company’s Financial Consulting reportable segment. The aggregate cash consideration paid by the buyers for the interests of GlassRatner and shares of Farber was $117,800, which is based on a target closing working capital amount that is subject to adjustment within 180 days following the sale date. In connection with the sale, the Company entered into a transition services agreement with the buyer to provide certain services.

The major classes of assets and liabilities included in discontinued operations were as follows:

	GlassRatner & Farber
	September 30, 2025	December 31, 2024

Assets:
Cash and cash equivalents	$—	$8,025
Accounts receivable, net	—	19,704
Prepaid expenses and other assets	2,221	9,222
Operating lease right-of-use assets	—	2,258
Property and equipment, net	—	275
Goodwill	—	30,450
Other intangible assets, net	—	439
Total assets	$2,221	$70,373

Liabilities:
Accounts payable	$—	$1,326
Accrued expenses and other liabilities	830	14,359
Deferred revenue	—	5
Contingent consideration	—	3,092
Operating lease liabilities	—	2,539
Total liabilities	$830	$21,321

Loss from discontinued operations during the three months ended September 30, 2025 is comprised of interest expense allocated to discontinued operations of $1,866 related to debt that was required to be paid as a result of the sale of GlassRatner. This interest expense during the three months ended September 30, 2025 is due to an immaterial

BRC GROUP HOLDINGS, INC. (F/K/A B. RILEY FINANCIAL, INC.)
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except share and per share data)

NOTE 4 — DISCONTINUED OPERATIONS AND ASSETS HELD FOR SALE (cont.)

correction for an out of period adjustment between the three months ended June 30, 2025 and September 30, 2025. Revenues, expenses and income from discontinued operations for the nine months ended September 30, 2025 were as follows (in thousands):

GlassRatner & Farber Nine Months Ended September 30, 2025
Revenues:
Services and fees	$40,575
Operating expenses:
Selling, general and administrative expenses	34,205
Operating income	6,370
Other income (expense):
Interest income	7
Gain on disposal of discontinued operations	66,795
Interest expense	(1,866)
Income from discontinued operations before income taxes	71,306
Provision for income taxes	(465)
Income from discontinued operations, net of income taxes	$70,841

Revenues, expenses and income (loss) from discontinued operations for the three and nine months ended September 30, 2024 were as follows (in thousands):

	Three Months Ended September 30, 2024
	Brands Transaction	Great American Group	GlassRatner & Farber	Total
Revenues:
Services and fees	$4,136	$33,605	$23,941	$61,682
Sale of goods	—	6,893	—	6,893
Total revenues	4,136	40,498	23,941	68,575
Operating expenses:
Direct cost of services	—	13,732	—	13,732
Cost of goods sold	—	6,558	—	6,558
Selling, general and administrative	950	13,288	17,630	31,868
Total operating expenses	950	33,578	17,630	52,158
Operating income	3,186	6,920	6,311	16,417
Other income (expense):
Interest income	—	2	6	8
Dividend income	8,899	—	—	8,899
Realized and unrealized losses on investments	(113,234)	—	—	(113,234)
Loss on sale and deconsolidation of businesses	(39,500)	—	—	(39,500)
Interest expense	(690)	(8,841)	—	(9,531)
(Loss) income from discontinued operations before income taxes	(141,339)	(1,919)	6,317	(136,941)
Benefit from (provision for) income	65	1	(112)	(46)
(Loss) income from discontinued operations, net of income taxes	$(141,274)	$(1,918)	$6,205	$(136,987)

BRC GROUP HOLDINGS, INC. (F/K/A B. RILEY FINANCIAL, INC.)
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except share and per share data)

NOTE 4 — DISCONTINUED OPERATIONS AND ASSETS HELD FOR SALE (cont.)

	Nine Months Ended September 30, 2024
	Brands Transaction	Great American Group	GlassRatner & Farber	Total
Revenues:
Services and fees	$13,675	$66,962	$69,383	$150,020
Sale of goods	—	17,477	—	17,477
Total revenues	13,675	84,439	69,383	167,497
Operating expenses:
Direct cost of services	—	18,060	—	18,060
Cost of goods sold	—	14,306	—	14,306
Selling, general and administrative expenses	2,832	37,520	53,568	93,920
Total operating expenses	2,832	69,886	53,568	126,286
Operating income	10,843	14,553	15,815	41,211
Other income (expense):
Interest income	—	4	17	21
Dividend income	26,459	—	—	26,459
Realized and unrealized losses on investments	(108,304)	—	—	(108,304)
Loss on extinguishment of debt	—	—	(163)	(163)
Loss on sale and deconsolidation of businesses	(39,500)	—	—	(39,500)
Interest expense	(2,102)	(25,781)	—	(27,883)
(Loss) income from discontinued operations before income taxes	(112,604)	(11,224)	15,669	(108,159)
(Provision for) benefit from income	—	1	(112)	(111)
(Loss) income from discontinued operations, net of income taxes	$(112,604)	$(11,223)	$15,557	$(108,270)

Interest expense for discontinued operations is based upon the amount of debt that was required to be repaid as a result of the Brands Transaction, Great American Group transaction, and GlassRatner and Farber transaction described above and amount to $690, $8,841, and zero for the three months ended September 30, 2024, respectively, and $2,102, $25,781, and zero for the nine months ended September 30, 2024, respectively.

Cash flows from discontinued operations were as follows:

	Nine Months Ended September 30,
	2025	2024
Net cash from discontinued operations provided by (used in):
Operating activities	$20,156	$41,143
Investing activities	114,032	(1,076)
Financing activities	(142,715)	(39,383)
Effect of foreign currency on cash	502	602
Net (decrease) increase in cash and cash equivalents	$(8,025)	$1,286

BRC GROUP HOLDINGS, INC. (F/K/A B. RILEY FINANCIAL, INC.)
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except share and per share data)

NOTE 4 — DISCONTINUED OPERATIONS AND ASSETS HELD FOR SALE (cont.)

Supplemental disclosures from cash flows were as follows:

	Nine Months Ended September 30,
	2025	2024
Interest paid – Continuing Operations	$74,095	$179,695
Interest paid – Discontinued Operations	1,866	25,726
Interest paid – Total	$75,961	$205,421
Taxes paid – Continuing Operations	$2,888	$3,645
Taxes paid – Discontinued Operations	—	2,173
Taxes paid – Total	$2,888	$5,818

NOTE 5 — RESTRUCTURING CHARGE

During the three and nine months ended September 30, 2025, the Company recognized restructuring charges of $184 and $505 (which were included in the “Restructuring charge” line item in the unaudited condensed consolidated statement of operations), respectively, related to Corporate and the Consumer Products segment, which consisted of reductions in workforce. During the three months ended September 30, 2025, of the $184 total restructuring charges, $184 was related to the Consumer Products segment. During the nine months ended September 30, 2025, of the $505 total restructuring charges, $285 was related to Corporate and $220 was related to the Consumer Products segment.

During the three and nine months ended September 30, 2024, the Company recognized restructuring charges of $116 and $925 (which were included in the “Restructuring charge” line item in the unaudited condensed consolidated statement of operations), respectively, primarily related to reorganization and consolidation activities in the Communications segment and Consumer Products segment, which consisted of reductions in workforce. During the three months ended September 30, 2024, the $116 of total restructuring charges was related to the Communications segment. During the nine months ended September 30, 2024, of the $925 total restructuring charges, $546 was related to the Consumer Products segment and $379 was related to the Communications segment.

The following tables summarize the changes in accrued restructuring charge during the three and nine months ended September 30, 2025 and 2024:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2025	2024	2025	2024
Balance, beginning of period	$799	$1,047	$1,316	$2,542
Restructuring charge	184	116	505	925
Cash paid	(208)	68	(934)	(2,189)
Non-cash items	(53)	(447)	(165)	(494)
Balance, end of period	$722	$784	$722	$784

BRC GROUP HOLDINGS, INC. (F/K/A B. RILEY FINANCIAL, INC.)
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except share and per share data)

NOTE 6 — SECURITIES LENDING

The following table presents the contractual gross and net securities borrowing and lending balances and the related offsetting amount as of September 30, 2025 and December 31, 2024:

	Gross amounts recognized	Gross amounts offset in the consolidated balance sheets(1)	Net amounts included in the consolidated balance sheets	Amounts not offset in the consolidated balance sheets but eligible for offsetting upon counterparty default(2)	Net amounts
As of September 30, 2025
Securities borrowed	$106,777	$—	$106,777	$106,777	$—
Securities loaned	$89,165	$—	$89,165	$89,165	$—
As of December 31, 2024
Securities borrowed	$43,022	$—	$43,022	$43,022	$—
Securities loaned	$27,942	$—	$27,942	$27,942	$—

____________

(1)      Includes financial instruments subject to enforceable master netting provisions that are permitted to be offset to the extent an event of default has occurred.

(2)      Includes the amount of cash collateral held/posted.

The following table presents the contract value of securities lending transactions accounted for as secured borrowings by the type of collateral provided to counterparties as of September 30, 2025 and December 31, 2024:

	September 30, 2025		December 31, 2024
	Remaining contractual maturity Overnight and continuous	Total	Remaining contractual maturity Overnight and continuous	Total
Securities lending transactions
Corporate securities – fixed income	$255	$255	$310	$310
Equity securities	106,522	106,522	42,712	42,712
Total borrowings	$106,777	$106,777	$43,022	$43,022

The Company’s securities lending transactions require us to pledge collateral based on the terms of each contract which is generally denominated in U.S. dollars and marked to market on a daily basis. If the fair value of the collateral pledged for these transactions declines, the Company could be required to provide additional collateral to the counterparty, therefore decreasing the amount of assets available for other liquidity needs that may arise. The Company’s liquidity risk is mitigated by maintaining offsetting securities borrowed transactions in which the Company receives cash from the counterparty which, in general, is equal to or greater than the cash the Company posts on securities lending transactions.

Interest expense from securities lending activities is included in operating expenses related to operations in the Capital Markets segment. Interest expense from securities lending activities is incurred from equity and fixed income securities that are loaned to the Company and totaled $2,094 and $6,359 during the three months ended September 30, 2025 and 2024, respectively. Interest expense from securities lending activities is incurred from equity and fixed income securities that are loaned to the Company and totaled $4,781 and $65,055 during the nine months ended September 30, 2025 and 2024, respectively.

BRC GROUP HOLDINGS, INC. (F/K/A B. RILEY FINANCIAL, INC.)
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except share and per share data)

NOTE 7 — ACCOUNTS RECEIVABLE

The components of accounts receivable, net, from revenue from contracts with customers include the following:

	September 30, 2025	December 31, 2024
Accounts receivable	$57,213	$62,745
Investment banking fees, commissions and other receivables	12,824	12,008
Total accounts receivable	70,037	74,753
Allowance for credit losses	(6,580)	(6,100)
Accounts receivable, net	$63,457	$68,653

Additions and changes to the allowance for credit losses consist of the following:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2025	2024	2025	2024
Balance, beginning of period	$6,022	$3,176	$6,100	$4,373
Changes to reserve	973	943	2,587	521
Other adjustments and write-offs	(415)	(20)	(2,090)	(795)
Recoveries	—	—	(17)	—
Balance, end of period	$6,580	$4,099	$6,580	$4,099

NOTE 8 — PREPAID EXPENSES AND OTHER ASSETS

Prepaid expenses and other assets consist of the following:

	September 30, 2025	December 31, 2024
Inventory, net	$51,010	$63,004
Rental merchandise, net	12,588	15,084
Equity method investments	92,427	85,487
Prepaid expenses	16,561	32,413
Unbilled receivables	2,921	3,387
Other receivables, net	31,998	27,591
Other assets	11,896	15,950
Prepaid expenses and other assets	$219,401	$242,916

Unbilled receivables represent the amount of mobile handsets in the Communications segment. Other receivables primarily consist of interest receivables on loans and advances to financial advisors, net and income tax receivables. Other assets primarily consist of deposits, contract costs and finance lease assets.

NOTE 9 — GOODWILL AND OTHER INTANGIBLE ASSETS

The carrying amount of goodwill at September 30, 2025 and December 31, 2024 was $392,687. Goodwill is comprised of $161,486 for the Capital Markets Segment, $37,334 for the Wealth Management Segment and $193,867 for the Communications Segment. Goodwill is net of accumulated impairment losses of $137,445, of which $79,781 and $57,664 were recorded in the Consumer Products and E-Commerce segments, respectively, prior to December 31, 2024.

BRC GROUP HOLDINGS, INC. (F/K/A B. RILEY FINANCIAL, INC.)
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except share and per share data)

NOTE 9 — GOODWILL AND OTHER INTANGIBLE ASSETS (cont.)

Intangible assets consisted of the following:

	Estimated Useful Life in Years	As of September 30, 2025			As of December 31, 2024
		Gross Carrying Value	Accumulated Amortization	Intangibles Net	Gross Carrying Value	Accumulated Amortization	Intangibles Net
Amortizable assets:
Customer relationships	1 to 16	$240,780	$(142,684)	$98,096	$240,780	$(126,182)	$114,598
Domain names	7	170	(170)	—	170	(170)	—
Advertising relationships	8	755	(230)	525	100	(100)	—
Internally developed software and other intangibles	0.5 to 10	28,597	(25,607)	2,990	29,042	(23,225)	5,817
Trademarks	3 to 10	19,950	(11,516)	8,434	19,950	(10,019)	9,931
Total		290,252	(180,207)	110,045	290,042	(159,696)	130,346

Non-amortizable assets:
Tradenames		14,600	—	14,600	16,100	—	16,100
Total intangible assets		$304,852	$(180,207)	$124,645	$306,142	$(159,696)	$146,446

Intangible assets related to tradenames is net of accumulated impairment losses of $22,000, which were recorded prior to December 31, 2024 in the Consumer Products segment.

Amortization expense was $6,674 and $8,389 during the three months ended September 30, 2025 and 2024, respectively, and $21,127 and $26,539 during the nine months ended September 30, 2025 and 2024, respectively. As of September 30, 2025, estimated future amortization expense was $6,356, $24,554, $23,272, $20,096, and $15,470 for the years ended December 31, 2025 (remaining three months), 2026, 2027, 2028 and 2029, respectively. The estimated future amortization expense after December 31, 2029 was $20,297.

The Company performs impairment tests for goodwill and intangible assets with an indefinite live as of December 31 of each year and between annual impairment tests if an event occurs or circumstances change that would more likely than not reduce the fair values of the Company’s reporting units below their carrying values. As a result of the current financial performance of the Company’s Targus subsidiary, which comprises the reporting unit of all the operations within the Consumer Products segment as well as current market conditions in the personal computer market for computers and accessories, the Company updated its long-term forecasts for the reporting unit. The Company performed an interim quantitative assessment of intangible assets with an indefinite live as of June 30, 2025, and based on the results of the analysis, the Company recorded a non-cash impairment charge related to the Targus tradename of $1,500, which was recorded in impairment of tradenames in the accompanying condensed consolidated statements of operations during the nine months ended September 30, 2025.

The Targus tradename was measured at fair value on a nonrecurring basis as of June 30, 2025. The estimated fair value of the Targus tradename was $13,000 as of June 30, 2025. In order to estimate the fair value of the Targus tradename management must make certain estimates and assumptions which among other things, included an assessment of market conditions, projected cash flows, discount rates, and revenue growth rates. The inputs for the fair value calculations included a 3.5% growth rate to calculate the terminal value, a discount rate of 22.2%, and a royalty rate of 1.5%.

BRC GROUP HOLDINGS, INC. (F/K/A B. RILEY FINANCIAL, INC.)
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except share and per share data)

NOTE 10 — NOTES PAYABLE

On May 3, 2024, upon closing of the acquisition of Nogin, Nogin entered into a secured convertible promissory note agreement with a principal amount of $15,000 with an annual interest rate of 10.00% and a maturity date of May 3, 2027. As of December 31, 2024, the outstanding balance for the secured convertible promissory note payable was $15,000. On March 31, 2025, the Company signed a Deed of ABC, and the $15,000 convertible note was no longer an obligation of the Company. Interest expense on the secured convertible promissory note was $360 during the three months ended September 30, 2024, and $386 and $602 during the nine months ended September 30, 2025 and 2024, respectively.

Notes payable as of December 31, 2024 also included $12,408 related to deferred cash consideration owed to the sellers of FocalPoint. The deferred cash consideration was paid in full in January 2025. Interest expense was $145 during the three months ended September 30, 2024, and $30 and $433 during the nine months ended September 30, 2025 and 2024, respectively.

NOTE 11 — TERM LOANS AND REVOLVING CREDIT FACILITY

Term loans and revolving credit facilities are comprised of the following:

	September 30, 2025		December 31, 2024
	Interest Rate	Principal	Interest Rate	Principal
Term Loans:
Lingo Term Loan	—	$—	7.91%	$52,925
Nomura Term Loan	—	—	11.52%	122,538
BRPAC Term Loan	7.28%	68,000	7.42%	30,106
Oaktree Term Loan	12.20%	63,576	—	—
Subtotal		131,576		205,569
Less: Unamortized debt issuance costs and discount		(9,652)		(6,140)
Total Term Loans		$121,924		$199,429
	Weighted Average Interest Rate	Principal
	September 30, 2025	September 30, 2025	December 31, 2024
Revolver Loan:
Targus Revolver Loan	7.41%	$10,167	$16,329

Oaktree Credit Agreement

On February 26, 2025, the Company and BRFH (“BRFH Borrower”) entered into a new credit agreement with a group of funds indirectly or directly controlled by Oaktree Capital Management, L.P. with Oaktree Fund Administration, LLC, acting as the administrative agent and collateral agent. The new credit agreement provided for (i) a three-year $125,000 secured term loan credit facility (the “Oaktree Term Loan”) and (ii) a four-month $35,000 secured delayed draw term loan credit facility (the “Delayed Draw Facility” and, together with the Oaktree Term Loan, the “Credit Facility”). The Oaktree Term Loan matures on the earliest of (i) February 26, 2028, and (ii) a springing maturity date 91 days prior to the maturity of any series of bonds, notes or bank indebtedness of the Company or the BRFH Borrower (other than the Company’s 6.375% Senior Notes due February 28, 2025 and the Company’s 5.50% Senior Notes due March 31, 2026) outstanding on such date with an aggregate amount exceeding $10,000 (the “Initial Term Loan Maturity Date”). The proceeds from the Oaktree Term Loan were primarily used (a) to repay the existing indebtedness under the Nomura Credit agreement (b) for working capital and general corporate purposes and (c) to pay transaction fees and expenses. The proceeds of the Delayed Draw Facility was used (a) to fund obligations relating to the liquidation of substantially all of the assets of JOANN, Inc. and its subsidiaries and (b) for working capital and general corporate purposes.

BRC GROUP HOLDINGS, INC. (F/K/A B. RILEY FINANCIAL, INC.)
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except share and per share data)

NOTE 11 — TERM LOANS AND REVOLVING CREDIT FACILITY (cont.)

The Credit Facility accrues interest at the adjusted term SOFR rate (as defined in the Credit Facility) with an applicable margin of 8.00% or interest at the base rate as defined in the Credit Facility plus an applicable margin of 7.00%. In addition to paying interest on outstanding borrowings under the Credit Facility, the Company was required to pay (i) a closing fee of 3.00% of the aggregate principal amount of the loans under the Oaktree Term Loan and 2.00% of the aggregate principal amount of the loans under the Delayed Draw Facility, and (ii) an exit fee upon the prepayment or repayment of the Credit Facility of 5.00% of the aggregate principal amount of such loans repaid, provided, that the Oaktree Term Loan exit fee shall not be payable if the share price for the Company’s common stock exceeds a certain threshold. The Company determined that the Credit Facility is an indexed debt obligation under ASC 470, Debt and will accrete the contingent Oaktree Term Loan exit fee to its expected payment amount. The Oaktree Term Loan also contains an additional prepayment premium, as defined in the Oaktree Term Loan, of a minimum of 5.00%.

The Credit Facility contains covenants that, among other things, limit the Company’s, the BRFH Borrower’s and the BRFH Borrower’s subsidiaries’ ability to incur additional indebtedness or liens, to dispose of assets, to make certain fundamental changes, to enter into restrictive agreements, to make certain investments, loans, advances, guarantees and acquisitions, to prepay certain indebtedness and to pay dividends or to make other distributions or redemptions/repurchases in respect of their respective equity interests. The Company is in compliance with all financial covenants in the Oaktree Credit Agreement as of September 30, 2025.

Subject to certain eligibility requirements, certain assets of the BRFH Borrower are placed into a borrowing base (the “Borrowing Base”), which serves to limit the borrowings under the Credit Facility. The sale of an asset in the Borrowing Base requires the BRFH Borrower to make a prepayment in an amount equal to the proceeds of such disposition multiplied by the percentage “credit” that is assigned to such asset in the Borrowing Base. The BRFH Borrower may be obligated to prepay the loans or post cash in a controlled account in the event the Borrowing Base falls below a certain level as defined in the Credit Facility. The Company recorded a derivative liability of $11,244 related to a mandatory repayment feature in the Credit Facility at the inception of the Credit Facility. (See Note 2(l) - Fair Value Measurements.) The Company sold certain assets in the Borrowing Base that required the Company to repay $62,500 of principal on the Oaktree Term Loan and $35,000 on the Delayed Draw Facility during the nine months ended September 30, 2025.

During the nine months ended September 30, 2025, the Company made principal payments of $35,000 on the Delayed Draw Facility, which paid the facility off in full. Through a series of principal payments in the amount of $62,500 during the nine months ended September 30, 2025, the outstanding balance on the Oaktree Term Loan was reduced from $125,000 to $62,500 as of September 30, 2025. Interest expense on the Credit Facility to Oaktree during the three and nine months ended September 30, 2025 was $1,330 and $9,089, respectively.

The Company issued warrants to certain affiliates of Oaktree Capital Management, L.P. in connection with the Oaktree Term Loan to purchase approximately 1,832,290 shares (or 6% on a fully diluted basis) of the Company’s common stock at an exercise price of $5.14 per share. The warrants contain certain anti-dilution provisions pursuant to which, under certain circumstances, the warrant holders would be entitled to exercise the warrants for up to 19.9% of the then-outstanding shares of the Company’s common stock. The Company evaluated the warrants under ASC 815-40, Derivatives and Hedging — Contracts in Entity’s Own Equity, determined the warrants met the criteria for liability classification, and recorded a warrant liability of $7,860.

The initial measurement of the embedded derivative and warrant liability creates a discount on the carrying amount of the long-term debt, which together with the original issue discount, debt issuance costs, are amortized via the effective interest method under ASC 835-30, Interest — Imputation of Interest. Subsequent changes in fair value of the embedded derivative and warrant liability are reported in the “Other income (expense)” section in our unaudited condensed consolidated statements of operations. Refer to Note 2 — Summary of Significant Accounting Policies and Note 19(b) — Common Stock Warrants.

BRC GROUP HOLDINGS, INC. (F/K/A B. RILEY FINANCIAL, INC.)
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except share and per share data)

NOTE 11 — TERM LOANS AND REVOLVING CREDIT FACILITY (cont.)

On March 24, 2025, the Company and the BRFH Borrower entered into Amendment No. 1 to the Credit Facility which, among other things, removed certain pledged stock from the collateral and adjusted mandatory prepayment provisions in connection with dispositions of borrowing base assets. On July 8, 2025, the Company and the BRFH Borrower entered into Amendment No. 2 to the Credit Facility which, among other things, amended the borrowing base to include certain first lien term loans extended to certain subsidiaries of the Company and made certain changes to the negative covenants. On October 8, 2025, the Company and the BRFH Borrower entered into Amendment No. 3 to the Credit Facility with Oaktree which provided that the springing maturity date of the Oaktree Term Loan shall in no event occur prior to March 31, 2027, thereby extending the earliest possible maturity date for the Oaktree Term Loan.

Targus Credit Agreement

On October 18, 2022, Targus (“Targus Borrower”), among others, entered into a credit agreement (“Targus Credit Agreement”) with PNC Bank, National Association (“PNC”), as agent and security trustee for a five-year $28,000 term loan and a five-year $85,000 revolver loan (the “Targus Revolver Loan”), which was used to finance part of the acquisition of Targus. The final maturity date is October 18, 2027.

The Targus Credit Agreement contained certain covenants, including those limiting the Targus Borrower’s ability to incur certain indebtedness, incur liens, sell or acquire assets or businesses, change the nature of their businesses, engage in transactions with related parties, make certain investments or pay dividends. The Targus Credit Agreement also contains customary representations and warranties, affirmative covenants, and events of default, including payment defaults, breach of representations and warranties, covenant defaults and cross defaults. If an event of default were to have occurred, the agent would have been entitled to take various actions, including the acceleration of amounts outstanding under the Targus Credit Agreement. On October 31, 2023 and February 20, 2024, the Company entered into Amendment No. 1 and No. 2 to the Targus Credit Agreement, which, among other things, modified the fixed charge coverage ratio (“FCCR”) and the minimum EBITDA requirements which waived the financial covenant breaches for the periods ended September 30, 2023 and December 31, 2023. Amendment No. 2 also provided, among other things, with a cure right for the Company to provide a capital contribution to Targus in the event of a financial covenant breach (the “Keepwell”). On June 27, 2024, the Company entered into Amendment No. 3 to the Targus Credit Agreement to replace the terminating Canadian benchmark interest rate with the Term Canadian Overnight Repo Rate Average Reference Rate. For the periods ended June 30, 2024 and September 30, 2024, the minimum EBITDA covenant was breached. On August 14, 2024, the Company contributed $1,602 to Targus to cure the minimum EBITDA covenant that was breached for the period ended June 30, 2024. On November 7, 2024, the Company entered into Amendment No. 4 to the Targus Credit Agreement, which among other things, waived the September 30, 2024 minimum EBITDA covenant breach, reduced the revolving loan sublimits, modified the FCCR covenant, removed the minimum EBITDA requirement, imposed a minimum undrawn availability covenant, and modified the terms of the Keepwell. Concurrently with the effectiveness of Amendment No. 4 to the Targus Credit Agreement, the Company repaid the outstanding balance of the term loan in full with $2,100 of revolver loan advances and $7,500 of cash from the Company.

On May 9, 2025, the Targus Borrower entered into Amendment No. 5 to the Targus Credit Agreement, which among other things, (i) required quarterly repayments of revolver loan advances in an amount equal to $2,500 commencing on September 30, 2025 and continuing until the total outstanding amount thereunder is paid in full, (ii) reduced the maximum revolving commitments from $30,000 to $25,000, (iii) required the repayment of $5,000 of outstanding revolving advances, (iv) requires that the Targus Borrower use commercially reasonable efforts to refinance the obligations under the Targus Credit Agreement by July 31, 2025, (v) requires the Targus Borrower pay one or more quarterly commitment fees of $250 until paid in full, and (vi) requires the Targus Borrower to pay a deferred amendment fee of $1,000 in the event the Targus Borrower is unable to refinance the Targus Credit Agreement by July 31, 2025. On July 25, 2025, the Targus Borrower entered into Amendment No. 6 to the Targus Credit Agreement, which among other things, (i) requires payment of an amendment fee of $150 and (ii) requires that

BRC GROUP HOLDINGS, INC. (F/K/A B. RILEY FINANCIAL, INC.)
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except share and per share data)

NOTE 11 — TERM LOANS AND REVOLVING CREDIT FACILITY (cont.)

the Targus Borrower pay a revised deferred amendment fee of $850 in the event the Company is unable to refinance the obligations under the Targus Credit Agreement by August 15, 2025. On August 15, 2025, the Targus Borrower entered into Amendment No. 7 to the Targus Credit Agreement, which among other things, (i) requires the Targus Borrower to pay an amendment fee of $100 and (ii) requires the Targus Borrower to pay the deferred amendment fee of $850 in the event the Targus Borrower is unable to refinance the Targus Credit Agreement by August 20, 2025.

In connection with the above amendments to the Targus Credit Agreement, the Company entered into Amendment No. 2 to the Keepwell on May 9, 2025, Amendment No. 3 to the Keepwell on July 25, 2025, and Amendment No. 4 to the Keepwell on August 15, 2025, which among other things, modified the conditions under which, if satisfied, the Company would be required to make certain capital contributions to the Targus Borrower.

The Targus Revolver Loan consisted of base rate loans that bear interest on the outstanding principal amount equal to the base rate plus an applicable margin of 3.00% and term rate loans that bear interest on the outstanding principal amount equal to the revolver SOFR rate plus an applicable margin of 4.00%. The average borrowings under the revolver loan was $14,179 for the period from January 1, 2025 through August 19, 2025 (see “Targus/FGI Credit Agreement” section below) and $21,023 for the nine months ended September 30, 2024. The amount available for borrowings under the Targus Credit Agreement was zero and $5,361 at September 30, 2025 and December 31, 2024, respectively. Interest expense on these loans during the three and nine months ended September 30, 2025 was $545 and $1,337, respectively. Interest expense on these loans during the three and nine months ended September 30, 2024 was $987 and $3,432, respectively.

On August 20, 2025, the Company entered into a new Targus/FGI Credit Agreement to refinance and repay all outstanding obligations under the existing Targus Credit Agreement, as more fully described below, and recorded a loss on extinguishment of debt of $950, which is included in the “Loss on extinguishment of debt” line item in the unaudited condensed consolidated statements of operations during the three and nine months ended September 30, 2025.

Targus/FGI Credit Agreement

On August 20, 2025, the Targus Borrower and certain of the Targus Borrowers’ direct and indirect subsidiaries (the “FGI Loan Parties”) entered into a Revolving Credit, Receivables Purchase, Security and Guaranty Agreement (the “Targus/FGI Credit Agreement”) with FGI Worldwide LLC (“FGI”), as agent and for a three-year $30,000 revolving loan facility, the proceeds of which were used to refinance and repay all obligations under the existing Targus Credit Agreement with PNC. The final maturity date of the Targus/FGI Credit Agreement is August 20, 2028.

The Targus/FGI Credit Agreement is a revolving line of credit facility with a receivables purchase feature under which the purchase of eligible receivables is on a full recourse basis with each borrower retaining the risk of non-payment. The revolving loans bear interest at the greater of (a) 5.25% per annum or (b) 3.00% above the term SOFR for a period of 1 month plus 10 basis points, plus (c) 0.30% per month collateral management fee. The average borrowings under the revolving loan facility was $11,090 for the three months ended September 30, 2025. The amount available for borrowings under the Targus/FGI Credit Agreement was $11,406 at September 30, 2025. Interest expense on these loans during the three months ended September 30, 2025 was $129.

The Targus/FGI Credit Agreement is secured by (i) a first priority perfected security interest in and a lien upon all of the assets of the FGI Loan Parties, and (ii) a pledge of all of the equity interests of the Targus Borrower and its direct and indirect subsidiaries. The Targus/FGI Credit Agreement was secured by substantially all Targus assets as collateral defined in the Targus/FGI Credit Agreement which assets had an aggregate value of approximately $157,006, including $36,409 of accounts receivable and $48,034 of inventory as of September 30, 2025. The Targus/FGI Credit Agreement contains certain covenants, including those limiting the FGI Loan Parties’ ability to incur indebtedness, incur liens, sell or acquire assets or businesses, change the nature of their businesses, engage in transactions with related parties, make certain investments or pay dividends. The Targus/FGI Credit Agreement also contains customary

BRC GROUP HOLDINGS, INC. (F/K/A B. RILEY FINANCIAL, INC.)
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except share and per share data)

NOTE 11 — TERM LOANS AND REVOLVING CREDIT FACILITY (cont.)

representations and warranties, affirmative covenants, and events of default, including payment defaults, breach of representations and warranties, covenant defaults and cross defaults. If an uncured event of default occurs, FGI would be entitled to take various actions, including the acceleration of amounts outstanding under the Targus/FGI Credit Agreement.

As required under the Targus/FGI Credit Agreement, BRCC entered into an amendment to an existing intercompany loan and security agreement to extend an additional subordinated loan to the Targus Borrower at the closing of the Targus/FGI Credit Agreement in the amount of $5,000, increasing the aggregate principal amount of such loan from $5,000 to $10,000.

Lingo Credit Agreement

On August 16, 2022, the Company’s subsidiary, Lingo Management, LLC, a Delaware limited liability company (“Lingo” or “Lingo Borrower”), entered into a credit agreement (the “Lingo Credit Agreement”) by and among the Lingo Borrower, the Company as the secured guarantor, and Banc of California, N.A. in its capacity as the administrative agent and lender, for a five-year $45,000 term loan (the “Lingo Term Loan”) which was used to finance part of the purchase of BullsEye Telecom, Inc. by Lingo. Upon a series of amendments, the principal balance of the Lingo Term Loan was increased to $73,000.

On January 6, 2025, as discussed below, BRPI Acquisition Co LLC (“BRPAC”), a Delaware limited liability company, entered into an amended and restated credit agreement (the “BRPAC Amended Credit Agreement”) with the Banc of California N.A. in its capacity as the administrative agent and lender and with other lenders party thereto from time to time. A portion of the proceeds from the BRPAC Amended Credit Agreement were used to pay all outstanding principal amounts and accrued interest under the Lingo Term Loan, and the Lingo Credit Agreement was effectively terminated upon repayment on January 6, 2025.

Interest expense on the term loan during the three months ended September 30, 2024 was $1,370. Interest expense on the term loan during the nine months ended September 30, 2025 and 2024 was $62, and $4,254, respectively.

bebe Credit Agreement

As a result of the Company obtaining a majority ownership interest in bebe on October 6, 2023, bebe’s credit agreement with SLR Credit Solutions (the “bebe Credit Agreement”) for a $25,000 five-year term loan was included in the outstanding balance of term loans until it was repaid on October 25, 2024, upon the closing of the Brands Transaction as described in Note 4 — Discontinued Operations and Assets Held for Sale. Proceeds of $22,188 from closing the Brands Transaction was used to pay off the then outstanding balance of the term loan in full and $224 of loan payoff expenses. Interest expense on the term loan during the three and nine months ended September 30, 2024 was $691 and $2,102, respectively.

Nomura Credit Agreement

The Company, and its wholly owned subsidiaries, BRFH, and BR Advisory & Investments, LLC had entered into a credit agreement dated June 23, 2021 (as amended, the “Prior Credit Agreement”) with Nomura Corporate Funding Americas, LLC, as administrative agent, and Wells Fargo Bank, N.A., as collateral agent, for a four-year $300,000 secured term loan credit facility (the “Prior Term Loan Facility”) and a four-year $80,000 secured revolving loan credit facility (the “Prior Revolving Credit Facility”) with a maturity date of June 23, 2025.

On August 21, 2023, the Company and BRFH Borrower, and certain direct and indirect subsidiaries of the BRFH Borrower (the “BRFH Guarantors”), entered into a credit agreement (the “Credit Agreement”) with Nomura Corporate Funding Americas, LLC, as administrative agent, and Computershare Trust Company, N.A., as collateral agent, for a four-year $500,000 secured term loan credit facility (the “New Term Loan Facility”) and a four-year

BRC GROUP HOLDINGS, INC. (F/K/A B. RILEY FINANCIAL, INC.)
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except share and per share data)

NOTE 11 — TERM LOANS AND REVOLVING CREDIT FACILITY (cont.)

$100,000 secured revolving loan credit facility (the “New Revolving Credit Facility” and together, the “New Credit Facilities”). The purpose of the Credit Agreement was to (i) fund the Freedom VCM equity investment, (ii) prepay in full the Prior Term Loan Facility and Prior Revolving Credit Facility with an aggregate outstanding balance of $347,877, which included $342,000 in principal and $5,877 in interest and fees, (iii) fund a dividend reserve in an amount not less than $65,000, (iv) pay related fees and expenses, and (v) for general corporate purposes.

The Credit Agreement was secured on a first priority basis by a security interest in the equity interests of the BRFH Borrower and each of the BRFH Borrower’s subsidiaries (subject to certain exclusions) and a security interest in substantially all of the assets of the BRFH Borrower and the Guarantors. The Credit Agreement contained certain affirmative and negative covenants customary for financings of this type that, among other things, limited the Company’s and its subsidiaries’ ability to incur additional indebtedness or liens, to dispose of assets, to make certain fundamental changes, to enter into restrictive agreements, to make certain investments, loans, advances, guarantees and acquisitions, to prepay certain indebtedness and to pay dividends or to make other distributions or redemptions/repurchases in respect of their respective equity interests. The Credit Agreement contained customary events of default, including with respect to a failure to make payments under the credit facilities, cross-default, certain bankruptcy and insolvency events and customary change of control events. On September 17, 2024, the Company entered into Amendment No. 4 to the Credit Agreement (the “Fourth Nomura Amendment”), and the Company made a payment of $85,857 which consisted of a principal payment of $85,146 and accrued interest of $711. Loan fees incurred in connection with the Fourth Nomura Amendment totaled $5,869, of which $3,523 was added to the principal balance of the term loan. After giving effect to these amounts, the outstanding principal balance on the term loan was reduced from $469,750 to $388,127. In connection with the Fourth Nomura Amendment, the revolving credit facility in the amount of $100,000, which had no balance outstanding at September 17, 2024, was terminated and the Company was required to reduce the principal amount of the term loan to be no greater than $100,000 on or prior to September 30, 2025. The scheduled maturity date of the term loan was August 21, 2027.

Prior to the Fourth Nomura Amendment, SOFR rate loans under the New Credit Facilities accrued interest at the adjusted Term SOFR rate plus an applicable margin of 6.00%. In addition to paying interest on outstanding borrowings under the New Revolving Credit Facility, the Company was required to pay a quarterly commitment fee based on the unused portion, which was determined by the average utilization of the facility for the immediately preceding fiscal quarter. In connection with the Fourth Nomura Amendment, interest on the term loan increased to SOFR loans accrued interest at the adjusted term SOFR plus an applicable margin of 7.00% cash interest or, at the election of the Company, at the adjusted term SOFR determined plus an applicable margin of 6.00% cash interest plus 1.50% paid-in-kind interest; and base rate loans accrued interest at the base rate plus an applicable margin of 6.00% cash interest or, at the election of the Company, at the adjusted term SOFR determined for such day plus an applicable margin of 5.00% cash interest plus 1.50% PIK Interest. Interest expense on the term loan during the three months ended September 30, 2024 was $6,087. Interest expense on the term loan during the nine months ended September 30, 2025 and 2024 was $2,457 and $18,776, respectively. Interest on the revolving facility, which was terminated in connection with the Fourth Nomura Amendment on September 17, 2024, was $428 and $1,420 during the three and nine months ended September 30, 2024, respectively.

The Fourth Nomura Amendment contained certain provisions related to borrowing base, including specific treatment for certain assets in the calculation of borrowing base and also included mandatory prepayment provisions regarding asset sales. On December 9, 2024, the Company entered into Amendment No. 5 to the Credit Agreement (the “Fifth Amendment”) which extended the springing maturity date of the term loans if more than $25,000 aggregate principal amount of the 5.50% 2026 Notes was outstanding to February 3, 2026 and permitted under certain conditions an additional $10,000 of telecommunications financing. On January 3, 2025, the Company entered into Amendment No. 6 to the Credit Agreement (the “Sixth Amendment”) which agreed to permit under certain conditions the contribution by BRPI of 100% of the equity interests in Lingo to BRPAC in connection with the entry into the BRPAC Amended Credit Agreement. There was no fee charged in connection with the Sixth Amendment.

BRC GROUP HOLDINGS, INC. (F/K/A B. RILEY FINANCIAL, INC.)
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except share and per share data)

NOTE 11 — TERM LOANS AND REVOLVING CREDIT FACILITY (cont.)

The borrowing base as defined in the Credit Agreement consisted of a collateral pool that includes certain of the Company’s loans receivables in the amount of $112,454 (which was included in the “Loans receivable, at fair value” line item of $90,103 reported in our consolidated balance sheet at December 31, 2024) and investments in the amount of $228,292 (which was included in the “Securities and other investments owned, at fair value” line item of $282,325 reported in our consolidated balance sheet) as of December 31, 2024.

As of December 31, 2024, the outstanding balance on the term loan was $117,292 (net of unamortized debt issuance costs of $5,246). As fully discussed in “Oaktree Credit Agreement” above, on February 26, 2025, the Company used proceeds from the Credit Facility to repay the outstanding principal balance under the Prior Credit Agreement.

BRPAC Credit Agreement

On December 19, 2018, BRPAC, United Online, Inc., and YMAX Corporation, Delaware corporations (collectively, the “BRPAC Borrowers”), indirect wholly owned subsidiaries of the Company, in the capacity as borrowers, entered into a credit agreement (the “BRPAC Credit Agreement”) with the Banc of California, N.A. in the capacity as agent (the “Agent”) and lender and with the other lenders party thereto (the “Closing Date Lenders”). Certain of the BRPAC Borrowers’ U.S. subsidiaries are guarantors of all obligations under the BRPAC Credit Agreement and are parties to the BRPAC Credit Agreement in such capacity (collectively, the “Secured Guarantors”; and together with the BRPAC Borrowers, the “Credit Parties”). In addition, the Company and B. Riley Principal Investments, LLC, the parent corporation of BRPAC and a subsidiary of the Company, are guarantors of the obligations under the BRPAC Credit Agreement pursuant to standalone guaranty agreements pursuant to which the shares outstanding membership interests of BRPAC are pledged as collateral.

Through a series of amendments, including the most recent fourth amendment to the BRPAC Credit Agreement (the “Fourth BRPAC Amendment”) on June 21, 2022, the BRPAC Borrowers, the Secured Guarantors, the Agent and the Closing Date Lenders agreed to the following, among other things: (i) the Lenders agreed to make a new $75,000 term loan to the BRPAC Borrowers, the proceeds of which the BRPAC Borrowers’ used to repay the outstanding principal amount of the existing terms loans and optional loans and will use for other general corporate purposes, (ii) a new applicable margin level of 3.50% was established as set forth from the date of the Fourth BRPAC Amendment, (iii) Marconi Wireless Holdings, LLC (“Marconi Wireless”) was added to the BRPAC Borrowers, (iv) the maturity date of the term loan was set to June 30, 2027, and (v) the BRPAC Borrowers were permitted to make certain distributions to the parent company of the BRPAC Borrowers.

The borrowings under the amended BRPAC Credit Agreement bear interest equal to the 30-day Average SOFR rate plus a margin of 2.75% to 3.50% per annum, depending on the BRPAC Borrowers’ consolidated total funded debt ratio as defined in the BRPAC Credit Agreement. As of December 31, 2024, the outstanding balance on the term loan was $29,774 (net of unamortized debt issuance costs of $332).

On January 6, 2025 (the “Closing Date”), BRPAC entered into the BRPAC Amended Credit Agreement with certain subsidiaries of the Company, the Banc of California, in the capacity as agent and lender and with other lenders party thereto from time to time. The Company’s subsidiary Lingo was added as a BRPAC Borrower to the BRPAC Amended Credit Agreement. Pursuant to the BRPAC Amended Credit Agreement, the lenders made a new five-year $80,000 term loan to the BRPAC Borrowers, the proceeds of which were used to repay in full the obligations under the original BRPAC Credit Agreement dated December 19, 2018 and the Lingo Credit Agreement. In connection with the BRPAC Amended Credit Agreement, the BRPAC Borrowers also made certain distributions to the parent company of the BRPAC Borrowers from existing cash on hand. The BRPAC Amended Credit Agreement also builds in provisions for incremental term loans up to $40,000 allowing certain distributions to the parent company of the BRPAC Borrowers from the proceeds of such incremental term loans. The modification amended the reference rate from 30-day Average SOFR to Term SOFR. The BRPAC Borrowers’ U.S. subsidiaries are guarantors of all obligations under the BRPAC Amended Credit Agreement. The obligations under the BRPAC Amended Credit Agreement are

BRC GROUP HOLDINGS, INC. (F/K/A B. RILEY FINANCIAL, INC.)
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except share and per share data)

NOTE 11 — TERM LOANS AND REVOLVING CREDIT FACILITY (cont.)

secured by first-priority liens on, and first priority security interest in, substantially all of the assets of the BRPAC Borrowers, including a pledge of (a) 100% of the equity interests of the BRPAC Borrowers; (b) 65% of the equity interests in United Online Software Development (India) Private Limited, a private limited company organized under the laws of India; and (c) 65% of the equity interests in magicJack VocalTec Ltd., an Israel corporation. Such security interests are evidenced by pledge, security, and other related agreements. The purpose of the refinancing was to consolidate the prior Lingo and BRPAC Credit Agreements held by subsidiaries of the Communications segment into a single debt facility. For accounting purposes, the modification of terms was considered a troubled debt restructuring. As the future undiscounted cash payments under the terms of the modified debt exceeded the carrying amount of the old debt on the modification date, the Company accounted for the restructuring on a prospective basis using the revised effective interest rate established under the amended agreement. The carrying amount of the restructured debt includes variable interest rates from Term SOFR.

The borrowings under the BRPAC Amended Credit Agreement bear interest equal to the Term SOFR rate plus a margin of 2.75% to 3.50% per annum, depending on the BRPAC Borrowers consolidated total funded debt ratio as defined in the BRPAC Amended Credit Agreement. The interest rate is subject to a margin level of 3.25%. As of the Closing Date, the outstanding principal amount was $80,000 with quarterly installments of principal due in the amount of $4,000, and any remaining principal balance is due at final maturity on January 6, 2030.

Interest expense on the term loan during the three months ended September 30, 2025 and 2024 was $1,475 and $825, respectively, and during the nine months ended September 30, 2025 and 2024 was $4,626 and $2,800, respectively.

The BRPAC Amended Credit Agreement contains certain covenants, including those limiting the Credit Parties’, and their subsidiaries’, ability to incur indebtedness, incur liens, sell or acquire assets or businesses, change the nature of their businesses, engage in transactions with related parties, make certain investments or pay dividends. In addition, the BRPAC Amended Credit Agreement requires the Credit Parties to maintain certain financial ratios. The BRPAC Amended Credit Agreement also contains customary representations and warranties, affirmative covenants, and events of default, including payment defaults, breach of representations and warranties, covenant defaults and cross defaults. If an event of default occurs, the agent would be entitled to take various actions, including the acceleration of outstanding amounts due under the BRPAC Amended Credit Agreement. The Company is in compliance with all financial covenants in the BRPAC Amended Credit Agreement as of September 30, 2025.

NOTE 12 — SENIOR NOTES PAYABLE

Senior notes payable, net, are comprised of the following:

	September 30, 2025	December 31, 2024
Senior Notes Payable:
6.375% Senior notes due February 28, 2025	$—	$145,211
5.50% Senior notes due March 31, 2026	101,451	216,662
6.50% Senior notes due September 30, 2026	178,433	180,464
5.00% Senior notes due December 31, 2026	177,563	322,667
8.00% New Notes due January 1, 2028	277,007	—
6.00% Senior notes due January 31, 2028	213,876	264,345
5.25% Senior notes due August 31, 2028	362,999	401,307
Subtotal	1,311,329	1,530,656
Less: Unamortized debt issuance costs	(18)	(95)
Total Senior Notes Payable	$1,311,311	$1,530,561

BRC GROUP HOLDINGS, INC. (F/K/A B. RILEY FINANCIAL, INC.)
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except share and per share data)

NOTE 12 — SENIOR NOTES PAYABLE (cont.)

As of September 30, 2025 and December 31, 2024, total senior notes outstanding were $1,311,311 (net of unamortized debt issue costs of $18) and $1,530,561 (net of unamortized debt issue costs of $95), respectively, with a weighted average interest rate of 5.60% and 5.62%, respectively. Interest on senior notes is payable on a quarterly basis. Interest expense on senior notes totaled $15,184 and $22,617 during the three months ended September 30, 2025 and 2024, respectively and $54,074 and $70,032 during the nine months ended September 30, 2025 and 2024, respectively.

On February 28, 2025 (“the Redemption Date”), the Company redeemed all of the $145,211 of issued and outstanding 6.375% Senior Notes due February 28, 2025 (the “6.375% 2025 Notes”). The redemption price was equal to 100% of the aggregate principal amount, plus any accrued and unpaid interest up to, but excluding, the Redemption Date. In connection with the full redemption, the 6.375% 2025 Notes, which were listed on Nasdaq under the ticker symbol “RILYM,” were delisted from Nasdaq and ceased trading on the Redemption Date.

During the nine months ended September 30, 2025, the Company completed five private exchange transactions with institutional investor lenders pursuant to which the lenders exchanged senior notes for the New Notes, whereupon the exchanged notes were cancelled. The exchange dates, senior notes exchanged, New Notes issued and the issuance of warrants in conjunction with each of the five private exchange transactions (see Note 19 — Stockholder’s Equity for discussion of the warrants) during the nine months ended September 30, 2025 are summarized in the following table:

	Exchange Date					Total
	March 26, 2025	April 7, 2025	May 21, 2025	June 30, 2025	July 11, 2025
5.50% Senior Notes due 2026	$86,309	$—	$29,535	$—	$—	$115,844
6.50% Senior Notes due 2026	—	—	—	—	2,061	2,061
5.00% Senior Notes due 2026	36,745	7,000	75,000	8,021	19,682	146,448
6.00% Senior Notes due 2028	—	10,000	34,537	1,892	4,706	51,135
5.25% Senior Notes due 2028	—	5,000	—	18,096	16,389	39,485
Total exchanged Senior Notes principal	$123,054	$22,000	$139,072	$28,009	$42,838	$354,973

8.00% New Notes principal due in 2028	$87,753	$9,992	$93,067	$13,000	$24,611	$228,423

Warrants issued with the exchange (Note 19)	351,012	39,968	372,268	52,000	98,444	913,692

The total principal amount of New Notes issued for the five exchanges above totaled $228,423. The carrying amount of the New Notes in the amount of $277,007 at September 30, 2025 also includes the future undiscounted cash payments representing interest in the amount of $48,584. Each of the exchanges above represented a troubled debt restructuring. As the carrying amount of the debt for each exchange exceeded the future undiscounted cash payments under the terms of the New Notes on the date of each exchange, the Company recorded a gain on the debt restructuring of $12,222 and $67,208 during the three and nine months ended September 30, 2025. The New Notes were recognized at a carrying value of $107,156 for the exchange dated March 26, 2025, $140,312 for the three exchanges dated April 7, 2025, May 21, 2025, and June 30, 2025, and $29,539 for the exchange dated July 11, 2025 that is equal to the future undiscounted cash payments of the New Notes, and no future interest expense is recognized since the effective interest rate was set to zero upon the restructuring.

BRC GROUP HOLDINGS, INC. (F/K/A B. RILEY FINANCIAL, INC.)
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except share and per share data)

NOTE 12 — SENIOR NOTES PAYABLE (cont.)

The New Notes were issued pursuant to an indenture, dated as of March 26, 2025 (the “New Notes Indenture”), governing the issuance of New Notes dated March 26, 2025, April 7, 2025, May 21, 2025, June 30, 2025, and July 11, 2025 for the five exchanges noted above, between the Company, certain subsidiaries of the Company, as guarantors, and GLAS Trust Company LLC, a New Hampshire limited liability company, as trustee and collateral agent, and the New Notes are unconditionally guaranteed jointly and severally by all direct and indirect wholly-owned restricted subsidiaries of the Company, subject to certain excluded subsidiaries (collectively, the “Guarantors”). The New Notes are secured on a second lien basis, junior to the obligations under the Company’s Credit Facility, by substantially all of the assets of the Company and the Guarantors.

The New Notes mature on January 1, 2028 and accrue interest at a rate of 8.00% per annum, payable semi-annually in arrears on April 30 and October 31, beginning on October 31, 2025. The Company is required to pay default interest of 8.00% on accrued interest if the Company fails to pay interest when due.

The Company has the right to redeem the New Notes at any time, in whole or in part. If the New Notes are redeemed prior to March 26, 2026 (including bankruptcy — see events of default below), the redemption price is equal to (1) 100% of the aggregate principal plus (2) a premium, if any, that is the excess for interest payments from the redemption date through March 26, 2026 discounted by the Treasury rate plus 50 basis points over the principal of the Notes being redeemed (the “Applicable Premium”) plus (3) any unpaid and accrued interest that excludes the redemption date. If the New Notes are redeemed after March 26, 2026, including a tender offer, the Company may repay the New Notes at principal plus accrued and unpaid interest if any, but excluding the redemption date.

The New Notes include a change of control provision, where the holders of the New Notes have the right to require the Company to repurchase all or a portion of the New Notes at a purchase price, in cash, equal to 101% of the principal amount thereof, plus accrued and unpaid interest if the Company does not exercise its redemption option.

The New Notes also contain certain other events of default that could result in an acceleration of the Company’s obligations under the New Notes.

In addition, if the Company or its restricted subsidiaries engage in certain asset sales and do not invest such proceeds or permanently reduce certain debt within a specified period of time, the Company may be required to use a portion of the proceeds of such asset sales above a specified threshold to make an offer to purchase the New Notes at a price equal to 100% of the principal amount of the New Notes being purchased, plus accrued and unpaid interest.

The New Notes Indenture contains certain covenants that, among other things, limit the Company’s and its subsidiaries’ ability to incur additional indebtedness or liens, to dispose of assets, to make certain fundamental changes, to enter into restrictive agreements, to make certain investments, loans, advances, guarantees and acquisitions, to prepay certain indebtedness and to pay dividends or to make other distributions or redemptions/repurchases in respect of their respective equity interests.

BRC GROUP HOLDINGS, INC. (F/K/A B. RILEY FINANCIAL, INC.)
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except share and per share data)

NOTE 13 — ACCRUED EXPENSES AND OTHER LIABILITIES

Accrued expenses and other liabilities consist of the following:

	September 30, 2025	December 31, 2024
Accrued payroll and related expenses	$62,799	$50,957
Dividends payable	805	2,534
Income taxes payable	5,567	2,997
Other tax liabilities	25,117	16,184
Contingent consideration	—	4,538
Accrued expenses	46,889	51,695
Other liabilities	42,218	56,840
Accrued expenses and other liabilities	$183,395	$185,745

Other tax liabilities primarily consist of uncertain tax positions, sales and VAT taxes payable, and other non-income tax liabilities. Accrued expenses primarily consist of accrued trade payables, investment banking payables and legal settlements. Other liabilities primarily consist of interest payables, accrued legal fees and finance lease liabilities.

NOTE 14 — REVENUE FROM CONTRACTS WITH CUSTOMERS

Revenue from contracts with customers by the Company’s five reportable operating segments and the All Other category during the three and nine months ended September 30, 2025 and 2024 was as follows:

	Capital Markets	Wealth Management	Communications	Consumer Products	All Other	Total
Revenues for the three months ended September 30, 2025
Corporate finance, consulting and investment banking fees	$53,894	$—	$—	$—	$—	$53,894
Wealth and asset management fees	3,419	30,881	—	—	—	34,300
Commissions, fees and reimbursed expenses	6,228	1,582	—	—	—	7,810
Subscription services	—	—	58,292	—	—	58,292
Sale of goods	—	—	1,003	46,967	305	48,275
Advertising and other	—	—	1,071	—	11,611	12,682
Total revenues from contracts with customers	63,541	32,463	60,366	46,967	11,916	215,253

Trading gains (losses), net	44,951	8,061	—	—	—	53,012
Fair value adjustments on loans	1,299	—	—	—	—	1,299
Interest income – loans	2,094	—	—	—	—	2,094
Interest income – securities lending	2,523	—	—	—	—	2,523
Other	1,811	1,879	—	—	—	3,690
Total revenues	$116,219	$42,403	$60,366	$46,967	$11,916	$277,871

BRC GROUP HOLDINGS, INC. (F/K/A B. RILEY FINANCIAL, INC.)
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except share and per share data)

NOTE 14 — REVENUE FROM CONTRACTS WITH CUSTOMERS (cont.)

	Capital Markets	Wealth Management	Communications	Consumer Products	E-Commerce	All Other	Total
Revenues for the three months ended September 30, 2024
Corporate finance, consulting and investment banking fees	$21,316	$—	$—	$—	$—	$—	$21,316
Wealth and asset management fees	1,252	45,757	—	—	—	—	47,009
Commissions, fees and reimbursed expenses	5,568	1,618	—	—	—	—	7,186
Subscription services	—	—	65,041	—	—	—	65,041
Sale of goods	—	—	1,318	49,793	3,749	388	55,248
Advertising and other	—	—	1,200	—	5,233	23,273	29,706
Total revenues from contracts with customers	28,136	47,375	67,559	49,793	8,982	23,661	225,506

Trading gains (losses), net	(1,908)	670	—	—	—	—	(1,238)
Fair value adjustments on loans	(71,477)	—	—	—	—	—	(71,477)
Interest income – loans	11,251	—	—	—	—	—	11,251
Interest income – securities lending	7,007	—	—	—	—	—	7,007
Other	2,301	2,014	—	—	—	—	4,315
Total revenues	$(24,690)	$50,059	$67,559	$49,793	$8,982	$23,661	$175,364
	Capital Markets	Wealth Management	Communications	Consumer Products	E-Commerce	All Other	Total
Revenues for the nine months ended September 30, 2025
Corporate finance, consulting and investment banking fees	$103,969	$—	$—	$—	$—	$—	$103,969
Wealth and asset management fees	5,250	97,483	—	—	—	—	102,733
Commissions, fees and reimbursed expenses	14,166	7,777	—	—	—	—	21,943
Subscription services	—	—	180,098	—	—	—	180,098
Service contract revenues	—	—	—	—	—	—	—
Sale of goods	—	—	3,775	132,354	3,528	1,146	140,803
Advertising and other	—	—	3,170	—	3,469	44,461	51,100
Total revenues from contracts with customers	123,385	105,260	187,043	132,354	6,997	45,607	600,646

Trading gains (losses), net	50,648	13,873	—	—	—	—	64,521
Fair value adjustments on loans	(5,997)	—	—	—	—	—	(5,997)
Interest income – loans	9,143	—	—	—	—	—	9,143
Interest income – securities lending	5,487	—	—	—	—	—	5,487
Other	6,267	9,169	—	—	—	—	15,436
Total revenues	$188,933	$128,302	$187,043	$132,354	$6,997	$45,607	$689,236

BRC GROUP HOLDINGS, INC. (F/K/A B. RILEY FINANCIAL, INC.)
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except share and per share data)

NOTE 14 — REVENUE FROM CONTRACTS WITH CUSTOMERS (cont.)

	Capital Markets	Wealth Management	Communications	Consumer Products	E-Commerce	All Other	Total
Revenues for the nine months ended September 30, 2024
Corporate finance, consulting and investment banking fees	$111,560	$—	$—	$—	$—	$—	$111,560
Wealth and asset management fees	3,677	137,986	—	—	—	—	141,663
Commissions, fees and reimbursed expenses	18,852	8,236	—	—	—	—	27,088
Subscription services	—	—	221,168	—	—	—	221,168
Sale of goods	—	—	4,079	152,739	6,014	1,422	164,254
Advertising and other	—	—	3,887	—	7,964	67,365	79,216
Total revenues from contracts with customers	134,089	146,222	229,134	152,739	13,978	68,787	744,949

Trading gains (losses), net	(52,787)	2,561	—	—	—	—	(50,226)
Fair value adjustments on loans	(259,260)	—	—	—	—	—	(259,260)
Interest income – loans	51,894	—	—	—	—	—	51,894
Interest income – securities lending	69,614	—	—	—	—	—	69,614
Other	6,937	3,931	—	—	—	—	10,868
Total revenues	$(49,513)	$152,714	$229,134	$152,739	$13,978	$68,787	$567,839

Contract Balances

The timing of the Company’s revenue recognition may differ from the timing of payment by its customers. The Company records a receivable when revenue is recognized prior to payment and the Company has an unconditional right to payment. Alternatively, when payment precedes the provision of the related services, the Company records deferred revenue until the performance obligation(s) are satisfied. Receivables related to revenues from contracts with customers totaled $63,457 and $68,653 as of September 30, 2025 and December 31, 2024, respectively. The Company had no significant impairments related to these receivables during the three and nine months ended September 30, 2025 and 2024. The Company also has $2,921 and $3,387 of unbilled receivables included in prepaid expenses and other assets as of September 30, 2025 and December 31, 2024, respectively. The Company’s deferred revenue primarily relates to retainer and milestone fees received from corporate finance and investment banking advisory engagements, asset management agreements, and subscription services where the performance obligation has not yet been satisfied. Deferred revenue as of September 30, 2025 and December 31, 2024 was $51,982 and $58,148, respectively. The Company expects to recognize the deferred revenue of $51,982 as of September 30, 2025 as service and fee revenues when the performance obligation is met during the years ended December 31, 2025 (remaining three months), 2026, 2027, 2028 and 2029 in the amount of $34,280, $8,358, $4,314, $1,721, and $997, respectively. The Company expects to recognize the deferred revenue of $2,312 after December 31, 2029.

During the three months ended September 30, 2025 and 2024, the Company recognized revenue of $5,572 and $6,846, respectively, that was recorded as deferred revenue at the beginning of the respective year. During the nine months ended September 30, 2025 and 2024, the Company recognized revenue of $30,605 and $36,571, respectively, that was recorded as deferred revenue at the beginning of the respective year.

Contract Costs

Contract costs include: (1) costs to fulfill contracts associated with corporate finance and investment banking engagements are capitalized where the revenue is recognized at a point in time and the costs are determined to be recoverable and; (2) commissions paid to obtain magicJack contracts which are recognized ratably over the contract term and third party support costs for magicJack and related equipment purchased by customers which are recognized ratably over the service period.

BRC GROUP HOLDINGS, INC. (F/K/A B. RILEY FINANCIAL, INC.)
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except share and per share data)

NOTE 14 — REVENUE FROM CONTRACTS WITH CUSTOMERS (cont.)

The capitalized costs to fulfill a contract were $4,886 and $5,694 as of September 30, 2025 and December 31, 2024, respectively, and are recorded in the “Prepaid expenses and other assets” line item in the unaudited condensed consolidated balance sheets. For the three months ended September 30, 2025 and 2024, the Company recognized expenses of $1,214 and $1,140 related to capitalized costs to fulfill a contract, respectively. For the nine months ended September 30, 2025 and 2024, the Company recognized expenses of $3,307 and $3,820 related to capitalized costs to fulfill a contract, respectively. There were no significant impairment charges recognized in relation to these capitalized costs during the three and nine months ended September 30, 2025 and 2024.

Remaining Performance Obligations and Revenue Recognized from Past Performance

The Company does not disclose information about remaining performance obligations pertaining to contracts that have an original expected duration of one year or less. The transaction price allocated to remaining unsatisfied or partially unsatisfied performance obligations with an original expected duration exceeding one year was not material as of September 30, 2025. Corporate finance and investment banking fees that are contingent upon completion of a specific milestone and fees associated with certain distribution services are also excluded as the fees are considered variable and not included in the transaction price as of September 30, 2025.

During the three months ended September 30, 2025 and 2024, revenues recognized for customer contracts for performance obligations that are satisfied at a point in time were $131,405 and $105,740 and over time were $83,848 and $119,766, respectively. During the nine months ended September 30, 2025 and 2024, revenues recognized for customer contracts for performance obligations that are satisfied at a point in time were $322,470 and $371,891 and over time were $278,176 and $373,058, respectively.

NOTE 15 — INCOME TAXES

The Company’s effective income tax rate was a provision of 1.2% for the three months ended September 30, 2025, as compared to a provision of 7.1% for the three months ended September 30, 2024. The Company’s effective income tax rate was a provision of less than 1% for the nine months ended September 30, 2025, as compared to a provision of 2.8% for the nine months ended September 30, 2024. During the three months ended September 30, 2025, the Company had a provision for income taxes from continuing operations of $1,183 resulting primarily from the impact of recording uncertain tax positions for state and foreign taxes, interest and penalties. During the three months ended September 30, 2024, the Company had a provision for income taxes from continuing operations of $9,950 resulting primarily from the impact of recording a valuation allowance on deferred tax assets as of September 30, 2024. During the nine months ended September 30, 2025, the Company had a provision for income taxes from continuing operations of $1,194. During the nine months ended September 30, 2024, the Company had a provision for income taxes from continuing operations of $17,803. The effective income tax rates for the three and nine months ended September 30, 2025 are less than the federal statutory tax rate of 21% due to being in a tax loss with a full valuation allowance. The effective income tax rates for the three and nine months ended September 30, 2024 are impacted by the valuation allowance recorded on deferred tax assets as of September 30, 2024.

As of September 30, 2025, the Company had federal net operating loss carryforwards of $344,508 and state net operating loss carryforwards of $71,248, respectively. The Company’s federal net operating loss carryforwards will expire in the tax years commencing on December 31, 2033, through December 31, 2038. The state net operating loss carryforwards will expire in the tax years commencing on December 31, 2030.

The Company establishes a valuation allowance if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Tax benefits of operating loss, capital loss and tax credit carryforwards are evaluated on an ongoing basis, including a review of historical and projected future operating results, the eligible carryforward period, and other circumstances. The Company’s net operating losses are subject to annual limitations in accordance with Internal Revenue Code Section 382. Accordingly, the Company is limited to the amount of net operating loss that may be utilized in future taxable years depending on the Company’s

BRC GROUP HOLDINGS, INC. (F/K/A B. RILEY FINANCIAL, INC.)
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except share and per share data)

NOTE 15 — INCOME TAXES (cont.)

actual taxable income. As of September 30, 2025, a full valuation allowance has been recorded since it is more likely than not that the Company will not be able to utilize tax benefits before they expire. The Company reassess the need for a valuation allowance on an ongoing basis.

The Company files income tax returns in the U.S., various state and local jurisdictions, and certain other foreign jurisdictions. The Company is currently under audit by certain state, local, and foreign income tax authorities. The audits are in varying stages of completion. The Company evaluates its tax positions and establishes liabilities for uncertain tax positions that may be challenged by tax authorities. Uncertain tax positions are reviewed on an ongoing basis and are adjusted in light of changing facts and circumstances, including progress of tax audits, case law developments and closing of statutes of limitations. Such adjustments are reflected in the provision for income taxes, as appropriate. The Company is currently open to audit under the statute of limitations by the Internal Revenue Service for the calendar years ended December 31, 2022 to 2024.

Pillar Two

The Pillar Two directive, which was established by the Organization for Economic Co-operation and Development, and which generally provides for a 15% minimum effective tax rate for multinational enterprises, in every jurisdiction in which they operate. While the Company does not anticipate that this will have a material impact on its tax provision or effective tax rate, it will continue to monitor evolving tax legislation in the jurisdictions in which it operates.

On July 4, 2025, the “One Big Beautiful Bill Act” (the “Act”) was enacted into law. The Act includes changes to U.S. tax law that will be applicable to the Company beginning in the year ended 2025. These changes include provisions allowing accelerated tax deductions for qualified property and research expenditures. The Company is in the process of evaluating the impact of the Act on our financial statements. Given our history of domestic tax losses and the establishment of a full valuation allowance against our domestic deferred tax assets, the Company does not anticipate that the provisions of the Act will have a material impact on our consolidated income tax provision.

NOTE 16 — EARNINGS PER SHARE

Basic earnings per share is calculated by dividing (loss) income from continuing operations, (loss) income from discontinued operations, or net income (loss) by the weighted-average number of shares outstanding during the period. Diluted earnings per share is calculated by dividing (loss) income from continuing operations, (loss) income from discontinued operations, or net income (loss) by the weighted-average number of common shares outstanding, after giving effect to all dilutive potential common shares outstanding during the period.

Securities that could potentially dilute basic net income per share in the future that were not included in the computation of diluted net income per share as the effect would be anti-dilutive were 3,320,660 during the three and nine months ended September 30, 2025 and 2,637,588 during the three and nine months ended September 30, 2024.

Basic and diluted earnings per share were calculated as follows:

	Three Months Ended September 30,
	2025			2024
	Continuing Operations	Discontinued Operations	Total	Continuing Operations	Discontinued Operations	Total
Net income (loss)	$97,419	$(1,866)	$95,553	$(150,611)	$(136,987)	$(287,598)
Net income (loss) attributable to noncontrolling interests	4,470	—	4,470	624	(3,825)	(3,201)
Net income (loss) attributable to Registrant	92,949	(1,866)	91,083	(151,235)	(133,162)	(284,397)
Preferred stock dividends	2,015	—	2,015	2,015	—	2,015
Net income (loss) available to common shareholders	$90,934	$(1,866)	$89,068	$(153,250)	$(133,162)	$(286,412)

BRC GROUP HOLDINGS, INC. (F/K/A B. RILEY FINANCIAL, INC.)
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except share and per share data)

NOTE 16 — EARNINGS PER SHARE (cont.)

	Nine Months Ended September 30,
	2025			2024
	Continuing Operations	Discontinued Operations	Total	Continuing Operations	Discontinued Operations	Total
Net income (loss)	$149,144	$70,841	$219,985	$(661,063)	$(108,270)	$(769,333)
Net loss attributable to noncontrolling interests	(594)	—	(594)	(397)	(1,770)	(2,167)
Net income (loss) attributable to Registrant	149,738	70,841	220,579	(660,666)	(106,500)	(767,166)
Preferred stock dividends	6,045	—	6,045	6,045	—	6,045
Net income (loss) available to common shareholders	$143,693	$70,841	$214,534	$(666,711)	$(106,500)	$(773,211)
	Three Months Ended September 30,		Nine Months Ended September 30,
	2025	2024	2025	2024
Weighted average common shares outstanding:
Basic	30,597,066	30,499,931	30,541,169	30,281,324
Effect of dilutive potential common shares:
Restricted stock units and warrants	—	—	—	—
Diluted	30,597,066	30,499,931	30,541,169	30,281,324

Basic net income (loss) per common share:
Continuing operations	$2.97	$(5.02)	$4.70	$(22.01)
Discontinued operations	(0.06)	(4.37)	2.32	(3.52)
Basic income (loss) per common share	$2.91	$(9.39)	$7.02	$(25.53)
Diluted net income (loss) per common share:
Continuing operations	$2.97	$(5.02)	$4.70	$(22.01)
Discontinued operations	(0.06)	(4.37)	2.32	(3.52)
Diluted income (loss) per common share	$2.91	$(9.39)	$7.02	$(25.53)

NOTE 17 — COMMITMENTS AND CONTINGENCIES

(a) Legal Matters

The Company is subject to certain legal and other claims that arise in the ordinary course of its business. In particular, the Company and its subsidiaries are named in and subject to various proceedings and claims arising primarily from the Company’s securities business activities, including lawsuits, arbitration claims, class actions, and regulatory matters. Some of these claims seek substantial compensatory, punitive, or indeterminate damages. The Company and its subsidiaries are also involved in other reviews, investigations, and proceedings by governmental and self-regulatory organizations regarding the Company’s business, which may result in adverse judgments, settlements, fines, penalties, injunctions, and other relief. In addition to such legal and other claims, reviews, investigations, and proceedings, the Company and its subsidiaries are subject to the risk of unasserted claims, including, among others, as it relates to matters related to Mr. Kahn and our investment in Freedom VCM. If such claims are made, however, the Company believes it has valid defenses from any such claim and any such claim would be without merit. The Company has not accrued for any such contingent liabilities, but such contingent liabilities could be realized which could have a material adverse impact on the Company’s financial condition.

BRC GROUP HOLDINGS, INC. (F/K/A B. RILEY FINANCIAL, INC.)
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except share and per share data)

NOTE 17 — COMMITMENTS AND CONTINGENCIES (cont.)

On January 2, 2026, a stockholder derivative complaint was filed by Joel Friedman in the U.S. Federal District Court, Central District of California on behalf of the Company and against the members of the Company’s Board of Directors and certain of the Company’s executive officers. The complaint alleges that certain of the Company’s officers and the board of directors substantially damaged the Company by filing false and misleading statements that omitted material adverse facts regarding Brian Kahn’s involvement in the Prophecy fraud and the regulatory scrutiny that the Company would face because of its entanglements with Kahn and Franchise Group. Claims include breach of fiduciary duties, waste of corporate assets, and unjust enrichment. The Company believes that these claims are meritless and intends to defend this action.

On July 11, 2025, the Company’s subsidiary, BRS, received a demand letter from certain parties that invested in a special purpose entity (the “SPV”) that in turn invested in the going private transaction (the “Transaction”) in August 2023 of Franchise Group, Inc. An arbitration demand (the “Demand”) was filed by such parties with the American Arbitration Association on October 10, 2025 against BRS and related entities (the “BR Defendants”). The Demand alleges that the BR Defendants (i) failed to disclose certain material facts regarding FRG and the Transaction in violation of certain securities laws, (ii) committed fraud and/or civil conspiracy, and (iii) breached fiduciary duties and aided and abetted the breach of fiduciary duties. Such investors seek rescission of the aggregate investment amount of $37,500 plus interest thereon and related fees and expenses. The Company believes such claims are meritless and intends to defend such action.

On February 14, 2025, a stockholder derivative complaint was filed by Michael Marchner in the Delaware Chancery Court on behalf of the Company and against the members of the Company’s Board of Directors. The complaint alleges that certain of the Company’s officers and the board of directors (i) breached their fiduciary duties related to the Company’s involvement with Mr. Kahn and subsequent legal issues, (ii) engaged in misconduct, and (iii) wasted corporate assets, including the approval of improper compensation. The Company believes that these claims are meritless and intends to defend this action.

On January 22, 2025, a stockholder derivative complaint was filed by James Smith in the Superior Court for Los Angeles County against the Company, certain of the Company’s executive officers and the members of the Company’s Board of Directors. The complaint alleges that certain of the Company’s officers and directors (i) breached their fiduciary duties related to the Company’s involvement with Mr. Kahn and subsequent legal issues, (ii) engaged in a waste of corporate assets, and (iii) received unjust enrichment. The Company believes that these claims are meritless and intends to defend this action.

On July 9, 2024, a putative class action was filed by Brian Gale, Mark Noble, Terry Philippas and Lawrence Bass in the Delaware Chancery Court against Freedom VCM, Mr. Kahn, Andrew Laurence, Matthew Avril, and the Company. This complaint alleges that former shareholders of FRG suffered damages due to alleged breaches of fiduciary duties by officers, directors and other participants in the August 2023 management-led take private transaction of FRG and that the Company aided and abetted those alleged breaches of fiduciary duties. The claim seeks an award of unspecified damages, rescissory damages and/or quasi-appraisal damages, disgorgement of profits, attorneys’ fees and expenses, and interest thereon. The Company believes these claims are meritless and intends to defend this action.

On July 3, 2024, each of the Company and Bryant Riley, Chairman and Co-Chief Executive Officer, received a subpoena from the SEC requesting the production of certain documents and other information primarily related to (i) the Company’s business dealings with Mr. Kahn, (ii) certain transactions in an unrelated public company’s securities, and (iii) the communications and related compliance and other policies and procedures of certain of its regulated subsidiaries. On November 22, 2024, each of the Company and Mr. Riley received an additional SEC subpoena requesting the production of certain additional documents and information relating to Franchise Group, Inc. (including its holding company, Freedom VCM Holdings, LLC) as well as Mr. Riley’s personal loan and his pledge of shares of the Company’s common stock as collateral for such loan. As previously disclosed on April 23, 2024, the Audit Committee of the Company’s Board of Directors, with the assistance of Sullivan & Cromwell LLP, the Company’s

BRC GROUP HOLDINGS, INC. (F/K/A B. RILEY FINANCIAL, INC.)
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except share and per share data)

NOTE 17 — COMMITMENTS AND CONTINGENCIES (cont.)

legal counsel, conducted an internal review, and separately the Audit Committee retained Winston & Strawn LLP, independent legal counsel, to conduct an independent investigation, to review transactions among Mr. Kahn (and his affiliates) and the Company (and its affiliates). The review and the investigation both confirmed that the Company and its executives, including Mr. Riley, had no involvement with, or knowledge of, any alleged misconduct concerning Mr. Kahn or any of his affiliates. The receipt of subpoenas is not an indication that the SEC or its staff has determined that any violations of law have occurred. Both the Company and Mr. Riley are responding to the subpoenas and are fully cooperating with the SEC.

On May 2, 2024, a putative class action was filed by Ted Donaldson in the Superior Court for the State of California, County of Los Angeles on behalf of all persons who acquired the Company’s senior notes pursuant to the shelf registration statement filed with the SEC on Form S-3 dated January 28, 2021, and the prospectuses filed and published on August 4, 2021 and December 2, 2021 (the “Offerings”). The action asserts claims under §§ 11, 12, and 15 of the Securities Act of 1933 against the Company, some of the Company’s current and former officers and directors, and the financial institutions that served as underwriters and book runners for the Offerings. An amended complaint was filed on September 27, 2024. The amended complaint alleges that the offering documents failed to advise investors that Brian Kahn and/or one or more of his controlled entities was engaged in illicit business activities, that the Company, despite the foregoing, continued to finance transactions for Kahn, eventually enabling him and others to take FRG private, and that the foregoing was reasonably likely to draw regulatory scrutiny and reputational harm to the Company. The Company believes these claims are meritless and intends to defend this action.

On January 24, 2024, a putative securities class action complaint was filed by Mike Coan in U.S. Federal District Court, Central District of California, against the Company, Mr. Riley, Tom Kelleher and Phillip Ahn. The purported class includes persons and entities that purchased shares of the Company’s common stock between May 10, 2023 and November 9, 2023. A second putative class action lawsuit was filed on March 15, 2024 by the KL Kamholz Joint Revocable Trust (“Kamholz”). On August 8, 2024, this matter was consolidated with the Kamholz matter and an amended complaint was then filed on April 21, 2025. The amended complaint alleges that the Company failed to disclose to investors material financial details concerning a going private transaction involving FRG, and that the Company made false or misleading statements concerning the Company’s lending practices, its high concentration of risk in transactions involving Mr. Kahn and his affiliates, the condition and composition of the Company’s loan portfolio, the Company’s due diligence and risk management procedures, and the Company’s level of concern and internal scrutiny concerning Mr. Kahn after it learned he was potentially implicated in a fraud involving an unrelated third party. The amended complaint asserts claims under Sections 10(b) and 20(a) of the Securities Exchange Act of 1934. On December 12, 2025, the District Court granted in part and denied in part the Company’s motion to dismiss the consolidated amended complaint. The matter will now move into discovery and class certification proceedings. The Company cannot estimate the amount of potential liability, if any, that could arise from these matters and believes these claims are meritless and intends to defend these actions.

On September 21, 2023, BRCC, a wholly owned subsidiary of the Company, received a demand alleging that certain payments to BRCC in the aggregate amount of approximately $32,166 made by Sorrento Therapeutics, Inc. (“Sorrento”), a chapter 11 debtor in U.S. Bankruptcy Court, Southern District of Texas (the “Court”), pursuant to that certain Bridge Loan Agreement dated September 30, 2022 between Sorrento and BRCC, are avoidable as preferential transfers (the “Alleged Preferences”). On June 16, 2025, the liquidating trustee (the “Trustee”) on behalf of the Sorrento Liquidating Trust filed a complaint with the Court in an adversary proceeding seeking to avoid and recover the Alleged Preferences. On September 12, 2025, the Court denied BRCC’s motion to dismiss. The Company believes that the liquidating trustee’s claims lack merit and intends to continue to assert its statutory defenses to defeat such claims.

In light of the significant factual issues to be resolved with respect to the asserted claims and other proceedings described above and uncertainties regarding unasserted claims described above, at the present time reasonably possible losses cannot be estimated with respect to the asserted and unasserted claims described in the preceding paragraphs.

BRC GROUP HOLDINGS, INC. (F/K/A B. RILEY FINANCIAL, INC.)
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except share and per share data)

NOTE 17 — COMMITMENTS AND CONTINGENCIES (cont.)

(b) Babcock & Wilcox Commitments and Guarantees

On January 18, 2024, the Company entered into a guaranty (the “Axos Guaranty”) in favor of (i) Axos Bank, in its capacity as administrative agent (the “Administrative Agent”) for the secured parties under that certain credit agreement, dated as of January 18, 2024, among B&W, the guarantors party thereto, the lenders party thereto and the Administrative Agent (the “B&W Axos Credit Agreement”), and (ii) the secured parties. Subject to the terms and conditions of the Axos Guaranty, the Company has guaranteed certain obligations of B&W (subject to certain limitations) under the B&W Axos Credit Agreement, including the obligation to repay outstanding loans and letters of credit and to pay earned interest, fees costs and expenses of enforcing the Axos Guaranty, provided however, that the Company’s obligations with respect to the principal amount of credit extensions and unreimbursed letter of credit obligations under the B&W Axos Credit Agreement shall not at any time exceed $150,000 in the aggregate, which is the maximum potential amount of future payments under the guaranty. In consideration for the agreements and commitments under the Axos Guaranty and pursuant to a separate fee and reimbursement agreement, B&W has agreed to pay the Company a fee equal to 2.00% of the aggregate revolving commitments (as defined in the B&W Axos Credit Agreement) under the B&W Axos Credit Agreement, payable quarterly and, at B&W’s election, in cash in full or 50% in cash and 50% in the form of penny warrants. On June 18, 2025, an amendment was made to the Axos Guaranty whereby the Company’s obligations as guarantor were suspended until January 1, 2027.

On June 30, 2021, the Company agreed to guaranty (the “Cash Collateral Provider Guaranty”) up to $110,000 of obligations that B&W may owe to providers of cash collateral pledged in connection with a debt financing for B&W. The Cash Collateral Provider Guaranty is enforceable in certain circumstances, including, among others, certain events of default and the acceleration of B&W’s obligations under a reimbursement agreement with respect to such cash collateral. B&W will pay the Company $935 per annum in connection with the Cash Collateral Provider Guaranty. B&W has agreed to reimburse the Company to the extent the Cash Collateral Provider Guaranty is called upon. During the year ended December 31, 2024, B&W paid all of the obligations owed under the Cash Collateral Provider Guaranty and there are no amounts outstanding under this guarantee at December 31, 2024.

On December 22, 2021, the Company entered into a general agreement of indemnity in favor of one of B&W’s sureties. Pursuant to this indemnity agreement, the Company agreed to indemnify the surety in connection with a default by B&W under a €30,000 payment and performance bond issued by the surety in connection with a construction project undertaken by B&W. In consideration for providing the indemnity, B&W paid the Company fees in the amount of $1,694 on January 20, 2022.

On August 10, 2020, the Company entered into a project specific indemnity rider to a general agreement of indemnity made by B&W in favor of one of its sureties. Pursuant to the indemnity rider, the Company agreed to indemnify the surety in connection with a default by B&W under the underlying indemnity agreement relating to a $29,970 payment and performance bond issued by the surety in connection with a construction project undertaken by B&W. In consideration for providing the indemnity rider, B&W paid the Company fees in the amount of $600 on August 26, 2020. During the period ended December 31, 2024, the indemnity rider was reduced to $2,997, which expired during the third quarter of 2025. No amounts remained outstanding at September 30, 2025.

(c) Other Commitments

In the normal course of business, the Company enters into commitments to its clients in connection with capital raising transactions, such as firm commitment underwritings, equity lines of credit, or other commitments to provide financing on specified terms and conditions. Securities underwriting exposes the Company to market and credit risk, primarily in the event that, for any reason, securities purchased by the Company cannot be distributed at the anticipated price and to balance sheet risk in the event that debt or equity financing commitments cannot be syndicated.

BRC GROUP HOLDINGS, INC. (F/K/A B. RILEY FINANCIAL, INC.)
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except share and per share data)

NOTE 17 — COMMITMENTS AND CONTINGENCIES (cont.)

At September 30, 2025, the Company is a party to a purchase agreement with a public company (the “Issuer”) under which the Issuer may require the Company to purchase up to $15,000 of the Issuer’s convertible preferred stock prior to March 24, 2027. If exercised, the Company would remit cash and receive preferred shares at a discount to their stated value, with the preferred stock convertible at the Company’s option into common shares of the Issuer based on a formula tied to market prices. The preferred stock also includes a contingent redemption feature if the Issuer’s common stock declines below a specified price threshold. As of September 30, 2025, the $15,000 commitment remained outstanding and had not been exercised by the Issuer, and no amounts were due. The Company purchased the $2,300 of preferred shares from the Issuer on November 14, 2025 and $12,700 of the commitment remains outstanding.

NOTE 18 — SHARE-BASED PAYMENTS

(a) Employee Stock Incentive Plans

Under the Company’s 2021 Stock Incentive Plan (the “2021 Plan”), share-based compensation expense for restricted stock units under the 2021 Plan was:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2025	2024	2025	2024
Share-based compensation expense for restricted stock units for continuing operations	$1,506	$1,995	$7,164	$14,854
Share-based compensation expense for restricted stock units for discontinued operations	—	593	1,038	2,148
Total share-based compensation expense for restricted stock units	$1,506	$2,588	$8,202	$17,002

During the nine months ended September 30, 2025, in connection with employee stock incentive plans, the Company did not grant any restricted stock units. Share based compensation expense is recorded in the “Selling, general and administrative expenses” line item in the unaudited condensed consolidated statement of operations.

The Company began settling equity-classified restricted stock units in cash and as a result of the past practice, the restricted stock units were reclassified to a liability in January of 2025. The change in classification was accounted for as a modification under ASC 718, Compensation — Stock Compensation. The grant date fair value of the original equity award exceeded the fair value of the modified liability award; therefore, the Company continues to recognize compensation expense based on the grant date fair value of the original award and no additional compensation expense was recognized. Further, the changes in fair value of the liability at the end of the reporting period do not impact earnings. The modification was recognized by a reclassification of $2,138 of additional paid-in capital to a liability. The liability represents the fair value of the restricted stock units that have not been settled through the balance sheet date for which the requisite services have been provided by the employees. The fair value of the liability at each balance sheet date is determined based on the Company’s stock price. For the nine months ended September 30, 2025, the Company settled $2,296 of restricted stock units in cash and as of September 30, 2025, the liability was $1,296, which is recorded in the “Accrued expenses and other liabilities” line item in the unaudited condensed consolidated balance sheet.

During the nine months ended September 30, 2024, in connection with employee stock incentive plans, the Company granted 1,223,263 restricted stock units with a grant date fair value of $16,181. The restricted stock units generally vest over a period of one to five years based on continued service. In determining the fair value of restricted stock units on the grant date, the fair value is adjusted for expected dividends based on historical patterns and the Company’s anticipated dividend payments over the expected holding period and the risk-free interest rate based on U.S. Treasuries for a maturity matching the expected holding period.

BRC GROUP HOLDINGS, INC. (F/K/A B. RILEY FINANCIAL, INC.)
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except share and per share data)

NOTE 18 — SHARE-BASED PAYMENTS (cont.)

(b) Employee Stock Purchase Plan

In connection with the Company’s Employee Stock Purchase Plan (the “Purchase Plan”), there was no share based compensation expense during the three and nine months ended September 30, 2025. During the three and nine months ended September 30, 2024, share based compensation expense totaled $72 and $379, respectively, of which $56 and $304, respectively, was recorded in continuing operations and $16 and $75, respectively, was recorded in discontinued operations. Share based compensation expense is recorded in the “Selling, general and administrative expenses” line item in the unaudited condensed consolidated statements of operations. As of September 30, 2025 and December 31, 2024, there were 236,949 shares reserved for issuance under the Purchase Plan.

(c) BRSH Stock Incentive Plan

On March 10, 2025, the Company’s majority-owned subsidiary approved the BRSH Stock Incentive Plan which allows for issuance of up to 4,000,000 restricted stock awards of BRSH. On March 10, 2025, BRSH issued 1,873,600 restricted stock awards, representing approximately 10.0% of the equity of BRSH, to employees and officers with a grant date fair value of $21,657 in conjunction with the acquisition of the shell corporation as more fully described in Note 2(n) — Noncontrolling Interests. On August 18, 2025, BRSH issued an additional 22,951 restricted stock awards with a grant date fair value of $265 to employees and directors of BRSH.

The grant date fair value of the BRSH restricted stock awards was determined using the same discounted cash flows method and market value approach that was utilized to value the BRSH share issued to owners of the shell corporation as more fully described in Note 2(n) — Noncontrolling Interests with an additional discount of 17.5% for the lack of marketability due to the service condition of the restricted stock awards vesting over a period of up to five years.

The restricted stock awards generally vest over a period of four to five years based on continued service. The restricted stock awards vest for common stock of BRSH and increase the noncontrolling interest in BRSH, when vested. During the three and nine months ended September 30, 2025, share-based compensation expense of $850 and $2,420, respectively, related to the BRSH restricted stock awards and was recorded in the “Selling, general and administrative expenses” line item in the unaudited condensed consolidated statements of operations.

(d) Common Stock and Stock Options Issued

On June 3, 2025, the Company issued 100,000 unregistered shares and 300,000 shares of the Company’s common stock in connection with the employment agreement entered into with the Company’s chief financial officer. The 100,000 unregistered shares issued were issued upon execution of the employment agreement as an employment inducement grant that is not subject to vesting conditions and expensed immediately. The fair value of the unregistered shares of $295 was expensed upon issuance. The 300,000 stock options vest in three tranches: (1) 100,000 stock options with an exercise price of $7.00, (2) 100,000 stock options with an exercise price of $10.00 and (3) 100,000 stock options with an exercise price of $12.50. The stock options vest over a three year period based on continued service and accelerate upon a change in control. The maximum term of the stock options is 10 years. The estimated fair value of $523 for the options was determined using the Black-Scholes Option Pricing Model, which included a risk free rate of 4.5%, volatility of 66.5% and expected dividend rate of zero. During the three and nine months ended September 30, 2025, share based compensation expense for the options totaled $43 and $57, respectively.

NOTE 19 — STOCKHOLDERS’ EQUITY

(a) Common Stock

In November 2023, the Company’s previous share repurchase program for common stock was reauthorized by the Board of Directors for share repurchases up to $50,000 which allowed for the repurchase of common shares and expired in October 2024. The shares repurchased under the program are retired. During the three and nine months ended September 30, 2025 and 2024, the Company did not repurchase any shares of its common stock.

BRC GROUP HOLDINGS, INC. (F/K/A B. RILEY FINANCIAL, INC.)
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except share and per share data)

NOTE 19 — STOCKHOLDERS’ EQUITY (cont.)

(b) Common Stock Warrants

On October 28, 2019, the Company issued 200,000 warrants to purchase common stock of the Company (the “BR Brands Warrants”) in connection with the acquisition of a majority ownership interest in BR Brand Holdings LLC. All of the BR Brands Warrants were vested and exercisable in 2021 on the second anniversary of the acquisition of the majority ownership interest in BR Brand Holdings LLC. In April 2024, 200,000 shares of the Company’s common stock were issued in connection with the exercise of warrants for cash in the amount of $653.

In connection with the Oaktree Credit Agreement, on February 26, 2025 (refer to Note 11 — Term Loans and Revolving Credit Facility), the Company issued seven-year warrants to certain affiliates of Oaktree Capital Management, L.P. (the “Holders”) to purchase approximately 1,832,290 shares (or 6% on a fully diluted basis) of the Company’s Common Stock at an exercise price of $5.14 per share. The Warrants contain certain anti-dilution provisions pursuant to which, under certain circumstances, the Holders would be entitled to exercise the Warrants for up to 19.9% of the then-outstanding shares of common stock. The warrants were classified as a liability. At inception on February 26, 2025, the fair value of the warrants was $7,860, and the fair value of the warrants was $8,500 at September 30, 2025 (see Note 2(l) — Fair Value Measurements). The warrant liability of $8,500 at September 30, 2025 is included in other liabilities in Note 13 — Accrued Expenses and Other Liabilities and the change in value of the warrant liability of $(4,340) and $(640), respectively for the three and nine months ended September 30, 2025, is included in the “Change in fair value of financial instruments and other” line item in the unaudited condensed consolidated statements of operations.

In conjunction with the debt exchanges (see Note 12 — Senior Notes Payable), the Company issued seven-year warrants to the investors to purchase up to 98,444 and 913,692 shares of common stock at an exercise price of $10.00 as of the three and nine months ended September 30, 2025, respectively. The warrants contain certain anti-dilution provisions and upon exercise, the warrant holders are entitled to dividends and distributions as if the warrants had been exercised in full prior to the dividend or distribution date. The warrants meet the definition of a derivative and were classified within stockholder’s equity.

The following table summarizes the fair value of the warrants at issuance:

	Exchange Date
	March 26, 2025	April 7, 2025	May 21, 2025	June 30, 2025	July 11, 2025
Fair value at issuance	$863	$67	$590	$80	$248

The estimated fair value of the warrants issued was determined using the Black-Scholes Option Pricing Model which included the following inputs: value of the underlying common stock at the valuation measurement date, the remaining contractual term of the warrants of seven years, risk-free interest rates ranging from 4.0% to 4.4%, expected dividend yield of 0.0%, and expected volatility of the price of the underlying common stock of 75.0%.

(c) Preferred Stock

There were 2,834 shares of the Series A Preferred Stock issued and outstanding as of September 30, 2025 and December 31, 2024. The total liquidation preference for the Series A Preferred Stock as of September 30, 2025 and December 31, 2024 was $74,507 (inclusive of cumulative unpaid dividends of $3,654) and $70,854, respectively. There were no dividends declared or paid on the of the Series A Preferred Stock during the three and nine months ended September 30, 2025. During the three and nine months ended September 30, 2024, dividends paid on the Series A Preferred Stock were $0.4296875 per depository share. On January 21, 2025, the Company announced that it had temporarily suspended dividends on its Series A Preferred Stock. Unpaid dividends will accrue until paid in full.

BRC GROUP HOLDINGS, INC. (F/K/A B. RILEY FINANCIAL, INC.)
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except share and per share data)

NOTE 19 — STOCKHOLDERS’ EQUITY (cont.)

There were 1,729 shares of the Series B Preferred Stock issued and outstanding as of September 30, 2025 and December 31, 2024. The total liquidation preference for the Series B Preferred Stock as of September 30, 2025 and December 31, 2024 was $45,619 (inclusive of cumulative unpaid dividends of $2,391) and $43,228, respectively. There were no dividends declared or paid on the of the Series B Preferred Stock during the three and nine months ended September 30, 2025. During the three and nine months ended September 30, 2024, dividends paid on the Series B Preferred Stock were $0.4609375 per depository share. On January 21, 2025, the Company announced that it had temporarily suspended dividends on its Series B Preferred Stock. Unpaid dividends will accrue until paid in full.

NOTE 20 — NET CAPITAL REQUIREMENTS

BRS and B. Riley Wealth Management (“BRWM”), the Company’s broker-dealer subsidiaries, are registered with the SEC as broker-dealers and members of the Financial Industry Regulatory Authority, Inc. (“FINRA”). The Company’s broker-dealer subsidiaries are subject to SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As such, they are subject to the minimum net capital requirements promulgated by the SEC. As of September 30, 2025, BRS had net capital of $69,463, which was $64,043 in excess of required minimum net capital of $5,420; and BRWM had net capital of $8,997, which was $7,723 in excess of required minimum net capital of $1,274.

As of December 31, 2024, BRS had net capital of $69,197, which was $65,420 in excess of its required minimum net capital of $3,777; and BRWM had net capital of $16,384, which was $14,832 in excess of its required minimum net capital of $1,552.

NOTE 21 — RELATED PARTY TRANSACTIONS

The Company provides asset management and placement agent services to unconsolidated funds affiliated with the Company (the “Funds”). In connection with these services, the Funds may bear certain operating costs and expenses which are initially paid by the Company and subsequently reimbursed by the Funds. Management fees from the Funds during the three and nine months ended September 30, 2024 totaled $6 and $149, respectively. There were no management fees from the Funds during 2025.

As of September 30, 2025 and December 31, 2024, amounts due from related parties were $202 and $189, respectively, of which $41 was due from the Funds for management fees and other operating expenses at December 31, 2024.

As of September 30, 2025 and December 31, 2024, amounts due to related parties were $2,595 and $3,404, respectively, of which $2,595 and $2,764, respectively, related to bebe’s rent to own stores which are franchised through Freedom VCM and consist of royalty fees, inventory purchases, marketing, and IT services.

During the three and nine months ended September 30, 2025, royalty fees, marketing, and IT services charged to bebe by Freedom VCM totaled $1,001 and $3,286, respectively, and inventory purchases by bebe from Freedom VCM totaled $3,612 and $8,951, respectively. During the three and nine months ended September 30, 2024, royalty fees, marketing, and IT services charged to bebe by Freedom VCM totaled $1,176 and $3,701, respectively, and inventory purchases by bebe from Freedom VCM totaled $3,877 and $10,636, respectively.

In June 2020, the Company entered into an investment advisory services agreement with Whitehawk Capital Partners, L.P. (“Whitehawk”), a limited partnership controlled by Mr. J. Ahn, who is the brother of one of the Company’s executive officers who was the Company’s Chief Financial Officer and Chief Operating Officer until the executive officer’s departure on June 3, 2025. Whitehawk has agreed to provide investment advisory services for GACP I, L.P. and GACP II, L.P. During the three and nine months ended September 30, 2024, management fees paid for investment advisory services by Whitehawk were zero and $1,237, respectively. There were no management fees paid to Whitehawk during 2025. Whitehawk is no longer a related party upon the departure of the executive officer on June 3, 2025.

BRC GROUP HOLDINGS, INC. (F/K/A B. RILEY FINANCIAL, INC.)
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except share and per share data)

NOTE 21 — RELATED PARTY TRANSACTIONS (cont.)

The Company periodically participates in loans and financing arrangements for which the Company has an equity ownership and representation on the board of directors (or similar governing body). The Company may also provide consulting services or investment banking services to raise capital for these companies. These transactions can be summarized as follows:

Babcock and Wilcox

B&W is a related party as a result of the Company’s equity investment as more fully described in Note 2(k) — Securities and Other Investments Owned and Securities Sold Not Yet Purchased for which the Company is deemed to have significant influence. One of the Company’s wholly owned subsidiaries entered into a services agreement with B&W that provided for the President of the Company to serve as the Chief Executive Officer of B&W until November 30, 2020 (the “Executive Consulting Agreement”), unless terminated by either party with thirty days written notice. The agreement was extended through December 31, 2028. Under this agreement, fees for services provided are $750 per annum, paid monthly. In addition, subject to the achievement of certain performance objectives as determined by B&W’s compensation committee of the board, a bonus or bonuses may also be earned and payable to the Company. On September 20, 2024, Kenny Young resigned from his position as the President of the Company, the Executive Consulting Agreement with B&W was terminated, and concurrently, Kenny Young entered into a one year consulting agreement to provide services to the Company, pursuant to which he will be paid an annual fee of $250 paid on a monthly basis, subject to deduction of damages, fees and expenses that he may owe to the Company pursuant to this agreement. The Agreement expired on September 20, 2025 in accordance with its original terms.

During the three months ended September 30, 2025 and 2024, the Company earned $1,121 and $1,061, respectively, and during the nine months ended September 30, 2025 and 2024, the Company earned $4,939 and $2,778, respectively, of underwriting and financial advisory and other fees from B&W in connection with B&W’s capital raising activities which are included in services and fees in the unaudited condensed consolidated statements of operations.

The Company is also a party to indemnification agreements for the benefit of B&W and the B. Riley Guaranty, each as disclosed above in Note 17 — Commitments and Contingencies.

Applied Digital

Applied Digital is a related party as a result of the chief executive officer of Applied Digital (“APLD”) being a member of senior management of one of the Company’s subsidiaries until February 5, 2024. Another member of senior management of one of the Company’s subsidiaries, whose departure from the Company was on March 31, 2025, was also a member of the board of directors of APLD. As of December 31, 2023, the Company had an unfunded loan commitment with APLD of $5,500 which was terminated on February 5, 2024. After the departure of the member of senior management of one of the Company’s subsidiaries on March 31, 2025 who was on the board of directors of APLD, APLD is no longer a related party.

California Natural Resources Group, LLC

California Natural Resources Group, LLC (“CalNRG”) was a related party as a result of the Company’s approximately 25.0% equity ownership. CalNRG had a credit facility with a third party bank (the “CalNRG Credit Facility”) and the Company had guaranteed CalNRG’s obligations, up to $7,375, under the CalNRG Credit Facility. On May 23, 2024, the Company sold its equity interest in CalNRG for $9,272 resulting in a realized gain of $254, and no commitments remain.

BRC GROUP HOLDINGS, INC. (F/K/A B. RILEY FINANCIAL, INC.)
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except share and per share data)

NOTE 21 — RELATED PARTY TRANSACTIONS (cont.)

Freedom VCM Holdings, LLC

On August 21, 2023, FRG completed its take-private transaction. Upon the closing of that transaction, subsidiaries of the Company had a total equity interest in Freedom VCM of $281,144, representing a 31% voting interest and representation on the board of directors of Freedom VCM. The $281,144 equity interest consisted of an equity interest purchased in the take-private transaction of $216,500 and the roll-over of $64,644 of shares in FRG into additional equity interests in Freedom VCM. As part of the FRG take-private transaction, certain members of management of Freedom VCM, which are related parties to Freedom VCM, exchanged their equity interest in FRG for a combined 35% voting interest in Freedom VCM, of which Mr. Kahn and his wife and one of Mr. Kahn’s affiliates comprised 32%. The Company has a first priority security interest in a 25% equity interest of Mr. Kahn (who was also CEO and a board member of Freedom VCM) in Freedom VCM to secure the loan to an affiliate of Mr. Kahn. Freedom VCM and certain of its subsidiaries filed voluntary petitions for relief under Chapter 11 of the Bankruptcy Code (the “Freedom VCM Bankruptcy Cases”) on November 3, 2024 which impaired this equity investment, and it was written-off during the year ended December 31, 2024.

In connection with the FRG take-private transaction on August 21, 2023, all of the equity interests of BRRII, a majority-owned subsidiary of the Company, were sold to Freedom VCM Receivables (a subsidiary of Freedom VCM) for a purchase price of $58,872. In connection with the sale, the Company entered into a non-recourse promissory note with another Freedom VCM affiliate in the amount of $58,872, with a stated interest rate of 19.74% and a maturity date of August 21, 2033, with payments of principal and interest limited solely to the performance of certain receivables held by BRRII. Principal and interest is payable based on the collateral without recourse to Freedom VCM Receivables, which includes the performance of certain consumer credit receivables.

On October 9, 2024, the promissory note was cancelled and certain of the receivables owned by BRRII were transferred to B. Riley Receivables, LLC, a wholly owned subsidiary of the Company, all in accordance with the terms of that certain amended and restated funding agreement, dated December 18, 2023, by and among Freedom VCM Interco Holdings, Inc., Freedom VCM Receivables, Inc., BRRII, the Company and certain other parties thereto. This loan was sold on February 7, 2025, and as such, we no longer owned the loan as of September 30, 2025. This loan receivable was measured at fair value in the amount of $3,913 as of December 31, 2024. Interest income on this loan receivable was $1,538 and $5,930 during the three and nine months ended September 30, 2024, respectively. There was no interest income on this loan receivable during the three and nine months ended September 30, 2025.

The Company also had a related party loan receivable with a fair value of approximately $2,169 at December 31, 2024, from home-furnishing retailer W.S. Badcock Corporation (“Badcock”) that is collateralized by consumer finance receivables of Badcock. On December 18, 2023, Badcock was sold by Freedom VCM to Conn’s, and a subsidiary of the Company loaned Conn’s $108,000 pursuant to the Conn’s Term Loan which bears interest at an aggregate rate per annum equal to the Term SOFR Rate (as defined in the Conn’s Term Loan), subject to a 4.80% floor, plus a margin of 8.00% and matures on 8.00%. On February 14, 2024, the Company collected $15,000 of principal payments which reduced the loan balance to $93,000. The commencement of the Chapter 11 Cases by Conn’s and certain of its subsidiaries in July 2024 constituted an event of default that accelerated the obligations under the Conn’s Term Loan. As of the date of the filing of the Chapter 11 Cases, $93,000 in outstanding borrowings existed under the Conn’s Term Loan. Any efforts to enforce payment obligations under the Conn’s Term Loan are automatically stayed as a result of the Chapter 11 Cases and the Company’s rights of enforcement in respect of the Conn’s Term Loan are subject to the applicable provisions of the Bankruptcy Code. These loan receivables are reported as related party loan receivables due to the Company’s related party relationship with Freedom VCM and Freedom VCM’s ability to exercise influence over Conn’s as a result of the equity consideration Freedom VCM received from the sale of Badcock to Conn’s on December 18, 2023. During the three and nine months ended September 30, 2024, interest income on these loans totaled zero and $7,538, respectively. There was no interest income on these loans during 2025.

On June 27, 2024 and amended on July 19, 2024, Conn’s entered into a Consulting Agreement (the “Consulting Agreement”), with a then subsidiary of the Company. Pursuant to the Consulting Agreement, Conn’s engaged the Company’s subsidiary to sell merchandise and furniture, fixtures, & equipment as well as additional goods at Conn’s

BRC GROUP HOLDINGS, INC. (F/K/A B. RILEY FINANCIAL, INC.)
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except share and per share data)

NOTE 21 — RELATED PARTY TRANSACTIONS (cont.)

and Badcock stores, headquarters, distribution centers, and cross-dock locations. The Consulting Agreement was assumed by the Conn’s debtors in connection with the Chapter 11 Cases. On November 15, 2024, the Company sold the subsidiary that provided the consulting services to Conn’s in connection with the Great American Group transaction and, accordingly, included in discontinued operations for Great American Group (see Note 4) are $26,106 in revenues from services and fees earned from the Consulting Agreement for the period through November 15, 2024.

Vintage Capital Management — Brian Kahn

As discussed above, in connection with the completion of the FRG take-private transaction, one of the Company’s subsidiaries and VCM, an affiliate of Brian Kahn, (entered into the “Amended and Restated Note”). The Amended and Restated Note in the aggregate principal amount of $200,506 bears interest at the rate of 12% per annum payable-in-kind with a maturity date of December 31, 2027. The Amended and Restated Note required repayments prior to the maturity date from certain proceeds received by VCM, Mr. Kahn, or his affiliates from, among other proceeds, distributions or dividends paid by Freedom VCM in amount equal to the greater of (i) 80% of the net after-tax proceeds, and (ii) 50% of gross proceeds. The obligations under the Amended and Restated Note are primarily secured by a first priority perfected security interest in Freedom VCM equity interests owned by Mr. Kahn and his spouse with a value (based on the transaction price in the FRG take-private transaction) of $227,296 as of the closing of the FRG Take-private transaction. The fair value of the Freedom VCM equity interest owned by Mr. Kahn and his spouse was zero as of December 31, 2024. On November 3, 2024, Freedom VCM filed voluntary petitions for relief under Chapter 11 of the Bankruptcy Code which impacted the Freedom FVM equity interest which served as the collateral for this loan receivable. After the impairment of the collateral related to the Freedom equity interest, the fair value of the loan was $2,057 at December 31, 2024 which was determined based on the remaining collateral for this loan which is primarily comprised of other securities. Fair value adjustments on the VCM loan receivable were decreases of $(165) and $(54,333) during the three months ended September 30, 2025 and 2024, respectively, and decreases of $(754) and $(222,718) during the nine months ended September 30, 2025 and 2024, respectively. In light of the Company’s determination that any repayment of the Amended and Restated Note would have been paid primarily from the cash distributions from Freedom VCM or foreclosure on the underlying Freedom VCM equity interest collateral provided by Mr. Kahn and his spouse, the Company has determined that both VCM and Mr. Kahn are related parties as of September 30, 2025 and December 31, 2024. Interest income was $3,409 and $15,573 during the three and nine months ended September 30, 2024, respectively. There was no interest income during the three and nine months ended September 30, 2025.

Torticity, LLC

Torticity is a related party as a result of the Company’s equity ownership in the limited liability company and BRC’s representation on the Board of Directors (board representation through January 12, 2025). On November 2, 2023, the Company agreed to lend up to $15,369 to Torticity, LLC, of which $6,690 was drawn upon with $8,679 remaining, with interest payable of 15.0% per annum and a maturity date of November 2, 2026. Interest income was $1,281 and $3,746 during the three and nine months ended September 30, 2024, respectively. The fair value of the entire loan receivable was impaired with no fair value at December 31, 2024. Subsequent to December 31, 2024, there were amendments to the loan; however, the entire loan remained impaired with no fair value at September 30, 2025, and there has been no interest income on the loan receivable during 2025.

Kanaci Technologies, LLC

On November 21, 2023, the Company agreed to lend up to $10,000 to Kanaci Technologies, LLC (“Kanaci”), of which $4,000 was drawn upon with $6,000 remaining, with interest payable of 15.0% per annum and a maturity date of June 30, 2026. Interest income was $1,244 and $2,088 during the three and nine months ended September 30, 2024, respectively. In June 2023, one of the Company’s members of senior management was appointed to the board of directors of Kanaci. The loan receivable in the amount of $11,453 was converted to equity on September 30, 2024.

BRC GROUP HOLDINGS, INC. (F/K/A B. RILEY FINANCIAL, INC.)
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except share and per share data)

NOTE 21 — RELATED PARTY TRANSACTIONS (cont.)

GA Holdings

GA Holdings is a related party as a result of the Company’s equity investment as fully described in Note 2(m) — Equity Method Investment and BRC’s representation on the Board of Directors. Upon closing the Great American Transaction on November 15, 2024, the Company had loans receivable outstanding for three retail liquidation engagements from GA Holdings in the amount of $15,000. The three loans receivable are due and payable upon completion of the retail liquidation engagements and do not accrue interest on the outstanding balance. Two of the loans receivable were paid in full prior to December 31, 2024, and the remaining loan receivable had an outstanding balance of $1,339 at December 31, 2024 which was subsequently paid off during the first quarter of 2025.

The Company also provided GA Holdings with a $25,000 secured revolving credit facility upon closing the Great American Transaction on November 15, 2024, which had an initial outstanding balance of $1,698. As subsequently amended, the revolving commitment was revised to $40,000 for the period March 10, 2025 to June 30, 2025 and reduced back to $25,000 from July 1, 2025 until the maturity date. The secured revolving credit facility is secured by all of the assets of GA Holdings and accrues interest at the annual rate of SOFR plus 4.75% (weighted average rates of 8.83% and 9.27% as of September 30, 2025 and December 31, 2024, respectively). Interest income recorded on the loan receivable was $126 and $828 during the three and nine months ended September 30, 2025, respectively. The loan matures on November 15, 2025. The outstanding balance on the secured revolving credit facility was $25,000 and $1,698 at September 30, 2025 and December 31, 2024, respectively. On October 16, 2025, all outstanding amounts due and owing under this facility were repaid in full to BRF and the facility was terminated.

During the three and nine months ended September 30, 2025, the Company provided services to GA Holdings in accordance with a transition services agreement for accounting, information technology and other administration services and recorded fee revenues for these services in the amount of $239 and $1,933, respectively. At September 30, 2025 and December 31, 2024, amounts due from GA Holdings for these services totaled $202 and $121, respectively. Pursuant to an existing consulting arrangement, the Company also paid $200 of consulting fees to the consultant, who was hired in July 2025 as the chief executive officer of GA Holdings, during the three months ended September 30, 2025.

GA Joann Retail Partnership, LLC

GA Joann Retail Partnership, LLC, formed in February 2025, is a related party as a result of the Company’s equity investment as more fully described in Note 2(m) — Equity Method Investment for which the Company is deemed to have significant influence. On February 27, 2025, BRF, along with other lenders, entered into a credit agreement with GA Joann Retail Partnership, LLC for an aggregate commitment of $52,000, of which BRF is committed to $24,653. The credit agreement bears interest at 10.00% to be paid monthly as payment-in-kind and capitalized into the outstanding principal balance and has a maturity date of November 26, 2025. Interest income recorded on the loan receivable was zero and $223 during the three and nine months ended September 30, 2025, respectively. This loan receivable was paid in full on April 7, 2025.

Other

The Company often provides consulting or investment banking services to raise capital for companies in which the Company has significant influence through equity ownership, representation on the board of directors (or similar governing body), or both. During the three and nine months ended September 30, 2025, the Company earned $198 and $2,819 of fees related to these services, respectively. During the three and nine months ended September 30, 2024, the Company earned $601 and $1,325 of fees related to these services, respectively.

BRC GROUP HOLDINGS, INC. (F/K/A B. RILEY FINANCIAL, INC.)
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except share and per share data)

NOTE 21 — RELATED PARTY TRANSACTIONS (cont.)

The Company’s executive officers and members of the Company’s board of directors had a 15.3% financial interest in the 272LP for the period January 1, 2024 through February 5, 2024. On February 5, 2024, the Company sold its interest in 272LP and 272 Advisors, LLC for a promissory note of $2,000 plus additional revenue sharing up to $4,100, which is based on future management fees earned. After the sale on February 5, 2024, the Company’s executive officers and members of the Company’s board of directors no longer had a financial interest in the 272LP.

The Company established BRC Trust on January 6, 2025, for the purpose of transferring and liquidating the assets of BRCPOF. After the formation of the BRC Trust, BRCPOF transferred its assets and liabilities to the BRC Trust. The Company determined the BRC Trust is a variable interest entity as the investors in the BRC Trust do not have voting rights and substantially all of the activities are conducted on behalf of the Company which owns 13.4% and related parties of the Company which includes executive officer’s and members of the board of directors of the Company owning 58.2% of the equity interest in the Trust. As the Company has the power to direct all of the activities of the BRC Trust, the Company is the primary beneficiary of the Trust and, therefore, consolidated the BRC Trust upon its formation.

NOTE 22 — BUSINESS SEGMENTS

The Company reports segment information based on the various industries the Company operates and how the businesses are managed. These businesses are aggregated into operating segments in a manner that reflects how the Company views the business activities. The Company’s businesses are operated by separate local management and certain of the Company’s businesses are grouped together when they operate within a similar industry, comprising similarities in products and services, customers, and production processes, and when considered together, may be managed in accordance with one or more investment or operational strategies specific to those businesses. The Company’s five reportable segments reflect the way the Company is managed, and for which separate financial information is available and evaluated regularly by the Company’s Chief Operating Decision Maker (“CODM”) in deciding how to allocate resources and assess performance. The individuals comprising the role of CODM are the Company’s two Co-Chief Executive Officer’s and the Company’s Chief Financial Officer, who collectively use segment operating income or loss as a measure of a segment’s profit or loss. The segment information the CODM regularly receives does not include asset information and does not use segment asset information to assess performance or allocate resources. Accordingly, asset information is not provided by reportable segment. The measure of assets is reported on the unaudited condensed consolidated balance sheets as total assets.

Revenues by segment represent amounts earned on the various services offered within each reportable segment. Our significant operating expenses regularly provided to the CODM and used to assess segment performance and determine the deployment of capital are classified as employee compensation and benefits expense, professional services, occupancy-related costs, other selling, general and administrative expenses, restructuring charge, depreciation and amortization, and impairment of goodwill and intangible assets. Employee compensation and benefits expense consists of salaries, payroll taxes, benefits, incentive compensation payable as commissions and cash bonus awards, and share based compensation for equity awards. Occupancy-related costs consists of office rent, technology and communication costs, and other office expenses. Professional services expense consists of legal, accounting, audit and other consulting expenses. Restructuring charges include expenses related to reorganization and consolidation activities which includes, among other, reductions in workforce and facility closures. Depreciation and amortization expense consists of depreciation expense for property and equipment and amortization of intangible assets. The balance of our operating expenses (other selling, general and administrative expenses) includes costs for travel, marketing and business development, and other operating expenses. Comparable prior year information has been recast to reflect the additional disclosure of employee compensation and benefits by segment, professional services by segment, occupancy-related costs by segment, and other selling, general and administrative expenses by segment, as well as to reflect discontinued operations presentation as described in Note 4 — Discontinued Operations and Assets Held for Sale.

BRC GROUP HOLDINGS, INC. (F/K/A B. RILEY FINANCIAL, INC.)
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except share and per share data)

NOTE 22 — BUSINESS SEGMENTS (cont.)

The following is a summary of certain financial data for each of the Company’s reportable segments:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2025	2024	2025	2024
Capital Markets segment:
Revenues – Services and fees	$65,352	$30,437	$129,652	$141,026
Trading gains (losses), net	44,951	(1,908)	50,648	(52,787)
Fair value adjustment on loans	1,299	(71,477)	(5,997)	(259,260)
Interest income – loans	2,094	11,251	9,143	51,894
Interest income – securities lending	2,523	7,007	5,487	69,614
Total revenues	116,219	(24,690)	188,933	(49,513)
Employee compensation and benefits	(39,554)	(18,397)	(91,600)	(92,134)
Professional services	(1,192)	(1,225)	(5,100)	(3,280)
Occupancy-related costs	(1,601)	(2,061)	(5,392)	(6,101)
Other selling, general and administrative expenses	(10,525)	(8,770)	(35,860)	(31,968)
Interest expense – Securities lending and loan participations sold	(2,094)	(6,359)	(4,781)	(65,055)
Depreciation and amortization	(555)	(817)	(1,938)	(2,333)
Segment income (loss)	60,698	(62,319)	44,262	(250,384)
Wealth Management segment:
Revenues – Services and fees	34,342	49,389	114,429	150,153
Trading gains (losses), net	8,061	670	13,873	2,561
Total revenues	42,403	50,059	128,302	152,714
Employee compensation and benefits	(30,995)	(40,546)	(94,164)	(120,269)
Professional services	(749)	(904)	(1,740)	(1,848)
Occupancy-related costs	(3,137)	(2,589)	(11,132)	(8,721)
Other selling, general and administrative expenses	65	(4,195)	(11,857)	(14,601)
Depreciation and amortization	(397)	(1,045)	(1,814)	(3,148)
Segment income	7,190	780	7,595	4,127
Communications segment:
Revenues – Services and fees	59,363	66,241	183,268	225,055
Revenues – Sale of goods	1,003	1,318	3,775	4,079
Total revenues	60,366	67,559	187,043	229,134
Direct cost of services	(27,914)	(36,253)	(90,112)	(131,346)
Cost of goods sold	(1,026)	(1,350)	(4,260)	(4,323)
Employee compensation and benefits	(6,913)	(7,828)	(21,013)	(25,667)
Professional services	(463)	(1,112)	(2,050)	(3,713)
Occupancy-related costs	(1,889)	(2,351)	(5,861)	(7,683)
Other selling, general and administrative expenses	(5,329)	(5,374)	(16,673)	(17,073)
Restructuring charge	—	(116)	—	(379)
Depreciation and amortization	(4,792)	(4,868)	(14,375)	(16,750)
Segment income	12,040	8,307	32,699	22,200

BRC GROUP HOLDINGS, INC. (F/K/A B. RILEY FINANCIAL, INC.)
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except share and per share data)

NOTE 22 — BUSINESS SEGMENTS (cont.)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2025	2024	2025	2024
Consumer Products segment:
Revenues – Sale of goods	46,967	49,793	132,354	152,739
Cost of goods sold	(33,607)	(36,406)	(98,267)	(109,270)
Employee compensation and benefits	(8,941)	(9,701)	(28,002)	(30,117)
Professional services	(1,060)	(2,686)	(3,035)	(6,702)
Occupancy-related costs	(1,465)	(1,658)	(4,398)	(4,836)
Other selling, general and administrative expenses	(1,144)	(914)	(3,547)	(3,947)
Depreciation and amortization	(1,896)	(1,934)	(5,760)	(5,862)
Restructuring charge	(184)	—	(220)	(546)
Impairment of goodwill and tradenames	—	—	(1,500)	(27,681)
Segment loss	(1,330)	(3,506)	(12,375)	(36,222)
E-Commerce segment:
Revenues – Services and fees	—	5,233	3,469	7,964
Revenues – Sale of goods	—	3,749	3,528	6,014
Total revenues	—	8,982	6,997	13,978
Direct cost of services	—	(2,953)	(1,552)	(4,543)
Cost of goods sold	—	(2,128)	(3,131)	(3,738)
Employee compensation and benefits	—	(4,554)	(3,153)	(7,107)
Professional services	—	(1,656)	(2,141)	(2,663)
Occupancy-related costs	—	(759)	(642)	(1,795)
Other selling, general and administrative expenses	—	(1,568)	(2,454)	(2,639)
Depreciation and amortization	—	(552)	(38)	(922)
Segment loss	—	(5,188)	(6,114)	(9,429)
Consolidated operating income (loss) from reportable segments	78,598	(61,926)	66,067	(269,708)
All Other:
Revenues – Services and fees	11,147	23,273	42,304	67,365
Revenues – Sale of goods	305	388	1,146	1,422
Total revenues	11,452	23,661	43,450	68,787
Direct cost of services	(3,377)	(10,453)	(15,543)	(32,119)
Cost of goods sold	(368)	(428)	(1,189)	(1,566)
Employee compensation and benefits	(3,598)	(5,541)	(12,918)	(17,049)
Professional services	(483)	(754)	(1,713)	(2,172)
Occupancy-related costs	(1,685)	(2,634)	(5,620)	(7,799)
Other selling, general and administrative expenses	(2,294)	(3,133)	(9,026)	(8,971)
Depreciation and amortization	(597)	(1,698)	(2,625)	(4,289)

BRC GROUP HOLDINGS, INC. (F/K/A B. RILEY FINANCIAL, INC.)
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except share and per share data)

NOTE 22 — BUSINESS SEGMENTS (cont.)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2025	2024	2025	2024
Corporate:
Revenues – Services and fees	464	—	2,157	—
Employee compensation and benefits	(7,038)	(10,695)	(27,318)	(35,243)
Professional services	(7,937)	(7,538)	(25,984)	(24,110)
Occupancy-related costs	(1,746)	(2,123)	(5,081)	(6,058)
Other selling, general and administrative expenses	4,215	1,256	10,905	9,995
Depreciation and amortization	(197)	(151)	(530)	(454)
Restructuring charge	—	—	(285)	—
Operating income (loss)	65,409	(82,157)	14,747	(330,756)
Interest income	1,491	1,432	3,469	2,892
Dividend income	564	675	821	4,139
Realized and unrealized gains (losses) on investments	32,756	(22,197)	28,472	(212,362)
Change in fair value of financial instruments and other	(3,314)	—	9,492	—
Gain on sale and deconsolidation of businesses	—	476	86,213	790
Gain on senior note exchange	12,222	—	67,208	—
Income from equity investments	9,193	6	34,244	12
Loss on extinguishment of debt	(950)	(5,900)	(21,643)	(5,780)
Interest expense:
Capital Markets segment	—	(153)	(49)	(465)
Communications segment	(1,475)	(2,040)	(4,688)	(7,057)
Consumer Products segment	(656)	(1,001)	(1,516)	(3,446)
E-Commerce segment	—	(390)	(396)	(647)
Corporate and other	(16,638)	(29,412)	(66,036)	(90,580)
Interest expense	(18,769)	(32,996)	(72,685)	(102,195)
Income (loss) from continuing operations before income taxes	98,602	(140,661)	150,338	(643,260)
Provision for income taxes	(1,183)	(9,950)	(1,194)	(17,803)
Income (loss) from continuing operations	97,419	(150,611)	149,144	(661,063)
(Loss) income from discontinued operations, net of income taxes	(1,866)	(136,987)	70,841	(108,270)
Net income (loss)	95,553	(287,598)	219,985	(769,333)
Net income (loss) attributable to noncontrolling interests	4,470	(3,201)	(594)	(2,167)
Net income (loss) attributable to Registrant	91,083	(284,397)	220,579	(767,166)
Preferred stock dividends	2,015	2,015	6,045	6,045
Net income (loss) available to common shareholders	$89,068	$(286,412)	$214,534	$(773,211)

BRC GROUP HOLDINGS, INC. (F/K/A B. RILEY FINANCIAL, INC.)
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except share and per share data)

NOTE 22 — BUSINESS SEGMENTS (cont.)

The following table presents revenues by geographical area:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2025	2024	2025	2024
Services and fees
North America	$170,668	$174,573	$475,279	$591,563
Trading gains (losses), net
North America	53,012	(1,238)	64,521	(50,226)
Fair value adjustments on loans
North America	1,299	(71,477)	(5,997)	(259,260)
Interest income – loans
North America	2,094	11,251	9,143	51,894
Interest income – securities lending
North America	2,523	7,007	5,487	69,614
Sale of goods
North America	25,166	30,218	73,985	87,984
Australia	2,189	2,735	6,871	9,196
Europe, Middle East, and Africa	13,270	14,556	38,240	41,508
Asia	6,084	5,540	16,361	18,674
Latin America	1,566	2,199	5,346	6,892
Total – Sale of goods	48,275	55,248	140,803	164,254
Total Revenues
North America	254,762	150,334	622,418	491,569
Australia	2,189	2,735	6,871	9,196
Europe, Middle East, and Africa	13,270	14,556	38,240	41,508
Asia	6,084	5,540	16,361	18,674
Latin America	1,566	2,199	5,346	6,892
Total Revenues	$277,871	$175,364	$689,236	$567,839

BRC GROUP HOLDINGS, INC. (F/K/A B. RILEY FINANCIAL, INC.)
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except share and per share data)

NOTE 22 — BUSINESS SEGMENTS (cont.)

The following table presents long-lived assets, which consists of property and equipment, net, by geographical area:

	September 30, 2025	December 31, 2024
Long-lived Assets – Property and Equipment, net:
North America	$17,863	$18,327
Europe	118	217
Asia Pacific	57	81
Australia	46	54
Total	$18,084	$18,679

Segment assets are not reported to, or used by, the Company’s Chief Operating Decision Maker to allocate resources to, or assess performance of the segments and therefore, total segment assets have not been disclosed.

NOTE 23 — SUBSEQUENT EVENTS

Name Change

On January 1, 2026, the Company’s previously announced name change became effective. The name of the Company is now BRC Group Holdings, Inc. Our trading symbol (“RILY”) and our CUSIP (05580M108) remain the same.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors of
BRC Group Holdings, Inc. (f/k/a B. Riley Financial, Inc.)

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of BRC Group Holdings, Inc. (f/k/a B. Riley Financial, Inc.) (the “Company”) as of December 31, 2024 and 2023, the related consolidated statements of operations, comprehensive loss, equity (deficit) and cash flows for each of the two years in the period ended December 31, 2024 and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company’s internal control over financial reporting as of December 31, 2024, based on the criteria established Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated September 19, 2025 (not presented herein), expressed an adverse opinion on the effectiveness of the Company’s internal control over financial reporting because of the existence of material weaknesses.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Valuation of Level 3 Investments

Description of the Matter

As discussed in Note 2(v) of the financial statements, the Company estimates the fair value of level 3 investments, which includes equity securities and loans receivable, at fair value. At December 31, 2024, the Company reported equity securities and loans receivable, at fair value of approximately $40.5 million and $90.1 million, respectively.

Management uses judgment to determine the significant assumptions used in valuation models to record level 3 investments at their fair value using level 3 inputs. These level 3 inputs are unobservable, supported by little or no market activity, and are significant to the fair value of level 3 investments. Evaluating management’s significant assumptions to determine the fair value of level 3 investments was complex and required judgment, particularly when evaluating level 3 inputs such as discount rates, projected earnings before interest income, interest expense, income taxes, and depreciation and amortization (“EBITDA”), multiples of EBITDA, multiples of sales, market price of related securities, market interest rates and expected annualized volatility rates. These significant assumptions are affected by expectations about future economic and industry factors as well as estimates of the investee’s future growth.

The principal considerations for our determination that performing procedures relating to the valuation of certain level 3 investments is a critical audit matter are (i) the significant judgment by management when developing the fair value estimate of certain level 3 investments, (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating audit evidence related to the aforementioned significant unobservable level 3 inputs used in the valuation of level 3 investments, and (iii) the audit effort involved the use of firm employed valuation specialists with specialized skill and knowledge.

How We Addressed the Matter in Our Audit

Our audit procedures related to the valuation of level 3 investments to address this critical audit matter included the following:

•        Obtained an understanding of the control environment related to the Company’s process to determine the reasonableness of significant assumptions used in valuation models to record level 3 investments at their fair value and evaluated the design effectiveness of the relevant controls.

•        Tested the completeness, accuracy and reliability of level 3 inputs used by management in valuation models.

•        Tested the mathematical accuracy of the valuation models used to determine the fair values of level 3 investments.

•        With the assistance of firm employed valuation specialists, evaluated the reasonableness of valuation models and significant assumptions and tested level 3 inputs for reasonableness.

Goodwill Impairment Assessment- Capital Markets

Description of the Matter

As discussed in Note 2(u) and Note 10 of the financial statements, the Company annually assesses goodwill for impairment or more frequently if events and circumstances indicate that the estimated fair value may no longer exceed its carrying value. Such factors considered in the Company’s assessment include, but are not limited to, financial performance, macroeconomic conditions, as well as industry and market considerations. When a quantitative impairment test is performed, if the fair value of the reporting unit is less than its carrying amount, goodwill is impaired and the excess of the reporting unit’s carrying value over the fair value is recognized as an impairment loss.

In performing the quantitative impairment test of goodwill for the Capital Markets reporting unit, the Company used a combination of the income and market approaches to estimate the fair value of the Capital Market reporting unit’s fair value. Under the income approach, the Company calculates the fair value of the reporting unit based on discounted estimated future cash flows. Under the market approach, the Company estimates the fair value of the reporting unit based upon a multiple from a selection of comparable publicly traded companies applied to the unit’s earnings before taxes.

The principal considerations for our determination that performing procedures relating to goodwill in the Capital Markets reporting unit is a critical audit matter are (i) the significant judgment by management when evaluating indicators of impairment; (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating management’s significant assumptions and (iii) the audit effort involved the use of firm employed valuation specialists with specialized skill and knowledge.

How We Addressed the Matter in Our Audit

Our audit procedures related to the quantitative test for impairment of goodwill in the Capital Markets reporting unit to address this critical audit matter included the following:

•        Obtained an understanding of the control environment, evaluating the design effectiveness, and testing the operating effectiveness of controls over management’s goodwill impairment evaluation, including those over the determination of the fair value of the Capital Markets reporting unit, such as controls related to future operating performance, projected cash flows, long term growth rates, discount rates and the selection of comparable publicly traded companies.

•        Evaluated the reasonableness of management’s revenue and cash flow forecasts by comparing management’s forecasts to historical results, and forecasted industry information of companies in its peer group.

•        With the assistance of firm employed valuation specialists, evaluated the reasonableness of the valuation technique, corroborated the long term growth rates, discount rates, comparable companies used by testing the underlying source information and tested the mathematical accuracy of the calculations used by management.

•        Validated the reasonableness of the internally determined fair value of its reporting units by comparing it to the Company’s market capitalization.

•        Compared the carrying value for the Capital Markets reporting unit to the estimated fair value.

/s/ Marcum LLP

Marcum LLP

We have served as the Company’s auditor from 2009 to 2025.

Melville, NY
September 19, 2025
(January 29, 2026, as to the effects of discontinued operations)

BRC GROUP HOLDINGS, INC. (F/K/A B. RILEY FINANCIAL, INC.)
Consolidated Balance Sheets
(Dollars in thousands, except par value)

	December 31, 2024	December 31, 2023
Assets:
Assets:
Cash and cash equivalents	$146,852	$216,671
Restricted cash	100,475	1,875
Due from clearing brokers	30,713	51,334
Securities and other investments owned	282,325	809,049
Securities borrowed	43,022	2,870,939
Accounts receivable, net of allowance for credit losses of $6,100 and $4,373 as of December 31, 2024 and 2023, respectively	68,653	81,956
Due from related parties	189	172
Loans receivable, at fair value (includes $51,902 and $378,768 from related parties as of December 31, 2024 and 2023, respectively)	90,103	532,419
Prepaid expenses and other assets (includes $3,449 and $11,802 from related parties as of December 31, 2024 and 2023, respectively)	242,916	235,209
Operating lease right-of-use assets	51,509	84,169
Property and equipment, net	18,679	24,775
Goodwill	392,687	437,041
Other intangible assets, net	146,446	198,021
Deferred income taxes	13,598	33,836
Assets held for sale (Note 4)	84,723	—
Assets of discontinued operations (Note 4)	70,373	503,138
Total assets	$1,783,263	$6,080,604

Liabilities and Equity/(Deficit)

Liabilities:
Accounts payable	$51,238	$43,409
Accrued expenses and other liabilities	185,745	236,033
Deferred revenue	58,148	70,514
Deferred income taxes	5,462	—
Due to related parties and partners	3,404	2,480
Securities sold not yet purchased	5,675	8,601
Securities loaned	27,942	2,859,306
Operating lease liabilities	58,499	94,724
Notes payable	28,021	19,391
Loan participations sold	6,000	—
Revolving credit facility	16,329	43,801
Term loans, net	199,429	625,151
Senior notes payable, net	1,530,561	1,668,021
Liabilities held for sale (Note 4)	41,505	—
Liabilities of discontinued operations (Note 4)	21,321	49,607
Total liabilities	2,239,279	5,721,038

BRC GROUP HOLDINGS, INC. (F/K/A B. RILEY FINANCIAL, INC.)
Consolidated Balance Sheets — (Continued)
(Dollars in thousands, except par value)

	December 31, 2024	December 31, 2023
Commitments and contingencies (Note 19)

Registrant stockholders’ equity (deficit):
Preferred stock, $0.0001 par value; 1,000,000 shares authorized; 4,563 shares issued and outstanding as of December 31, 2024 and 2023; and liquidation preference of $114,082 as of December 31, 2024 and 2023	—	—
Common stock, $0.0001 par value; 100,000,000 shares authorized; 30,499,931 and 29,937,067 shares issued and outstanding as of December 31, 2024 and 2023, respectively	3	3
Additional paid-in capital	589,387	572,170
Accumulated deficit	(1,070,996)	(281,285)
Accumulated other comprehensive (loss) income	(6,569)	229
Total Registrant stockholders’ equity (deficit)	(488,175)	291,117
Noncontrolling interests	32,159	68,449
Total equity (deficit)	(456,016)	359,566
Total liabilities and equity (deficit)	$1,783,263	$6,080,604

The accompanying notes are an integral part of these consolidated financial statements.

BRC GROUP HOLDINGS, INC. (F/K/A B. RILEY FINANCIAL, INC.)
Consolidated Statements of Operations
(Dollars in thousands, except share data)

	Year Ended December 31,
	2024	2023
Revenues:
Services and fees (includes $18,575 and $6,143 for the years ended December 31, 2024 and 2023 from related parties, respectively)	$783,304	$821,467
Trading (loss) income	(57,007)	21,603
Fair value adjustments on loans (includes $(328,671) and $(36,788) for the years ended December 31, 2024 and 2023 from related parties, respectively)	(325,498)	20,225
Interest income – loans (includes $33,186 and $26,563 for the years ended December 31, 2024 and 2023 from related parties, respectively)	54,141	123,244
Interest income – securities lending	70,862	161,652
Sale of goods	220,619	240,303
Total revenues	746,421	1,388,494

Operating expenses:
Direct cost of services	213,901	214,065
Cost of goods sold	167,634	172,836
Selling, general and administrative expenses	689,410	704,673
Restructuring charge	1,522	2,131
Impairment of goodwill and other intangible assets	105,373	70,333
Interest expense – Securities lending and loan participations sold	66,128	145,435
Total operating expenses	1,243,968	1,309,473
Operating (loss) income	(497,547)	79,021

Other income (expense):
Interest income	3,600	3,859
Dividend income	4,462	12,747
Realized and unrealized losses on investments	(263,686)	(162,053)
Change in fair value of financial instruments and other	4,777	(3,998)
Gain on bargain purchase	—	15,903
Income (loss) from equity method investments	31	(152)
Loss on extinguishment of debt	(18,725)	(5,409)
Interest expense	(133,308)	(156,240)
Loss from continuing operations before income taxes	(900,396)	(216,322)
(Provision for) benefit from income taxes	(22,013)	39,115
Loss from continuing operations	(922,409)	(177,207)
Income from discontinued operations, net of income taxes	147,470	71,576
Net loss	(774,939)	(105,631)
Net (loss) income attributable to noncontrolling interests and redeemable noncontrolling interests	(10,665)	(5,721)
Net loss attributable to Registrant	(764,274)	(99,910)
Preferred stock dividends	8,060	8,057
Net loss available to common shareholders	$(772,334)	$(107,967)

Basic net (loss) income per common share:
Continuing operations	$(30.38)	$(5.96)
Discontinued operations	4.92	2.27
Basic loss per common share	$(25.46)	$(3.69)
Diluted net (loss) income per common share:
Continuing operations	$(30.38)	$(5.96)
Discontinued operations	4.92	2.27
Diluted loss per common share	$(25.46)	$(3.69)

Weighted average basic common shares outstanding	30,336,274	29,265,099
Weighted average diluted common shares outstanding	30,336,274	29,265,099

The accompanying notes are an integral part of these consolidated financial statements.

BRC GROUP HOLDINGS, INC. (F/K/A B. RILEY FINANCIAL, INC.)
Consolidated Statements of Comprehensive Loss
(Dollars in thousands)

	Year Ended December 31,
	2024	2023
Net loss	$(774,939)	$(105,631)
Other comprehensive (loss) income:
Reclassifications out of accumulated other comprehensive loss into income from discontinued operations	(2,244)	—
Change in cumulative translation adjustment	(4,554)	2,699
Other comprehensive (loss) income, net of tax	(6,798)	2,699
Total comprehensive loss	(781,737)	(102,932)
Comprehensive (loss) income attributable to noncontrolling interests and redeemable noncontrolling interests	(10,665)	(5,721)
Comprehensive loss attributable to Registrant	$(771,072)	$(97,211)

The accompanying notes are an integral part of these consolidated financial statements.

BRC GROUP HOLDINGS, INC. (F/K/A B. RILEY FINANCIAL, INC.)
Consolidated Statements of Equity (Deficit)
(Dollars in thousands, except share data)

	Preferred Stock		Common Stock		Additional Paid-in Capital	Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Loss	Noncontrolling Interests	Total Equity (Deficit)
	Shares	Amount	Shares	Amount
Balance, December 31, 2022	4,545	$—	28,523,764	$3	$494,201	$(45,220)	$(2,470)	$59,379	$505,893
Common stock issued, net of offering costs	—	—	2,090,909	—	114,507	—	—	—	114,507
Preferred stock issued	18	—	—	—	467	—	—	—	467
ESPP shares issued and vesting of restricted stock, net of shares withheld for employer taxes	—	—	1,445,050	—	(7,591)	—	—	—	(7,591)
Common stock repurchased and retired	—	—	(2,174,608)	—	(69,479)	—	—	—	(69,479)
Shares issued for acquisitions	—	—	51,952	—	2,111	—	—	—	2,111
Remeasurement of Lingo redeemable minority interest	—	—		—	(6,283)	—	—	—	(6,283)
Share based payments	—	—	—	—	44,278	—	—	—	44,278
Share based payments in equity of subsidiary	—	—	—	—	216	—	—	—	216
Vesting of shares in equity of subsidiary	—	—	—	—	(257)	—	—	257	—
Dividends on common stock ($4.00 per share)	—	—	—	—	—	(126,104)	—	—	(126,104)
Dividends on preferred stock	—	—	—	—	—	(8,057)	—	—	(8,057)
Net loss	—	—	—	—	—	(99,910)	—	(5,575)	(105,485)
Remeasurement of B. Riley Principal 250 Merger Corporations subsidiary temporary equity	—	—	—	—	—	(1,994)	—	—	(1,994)
Distributions to noncontrolling interests	—	—	—	—	—	—	—	(8,497)	(8,497)
Contributions from noncontrolling interests	—	—	—	—	—	—	—	5,592	5,592
Acquisition of noncontrolling interests	—	—	—	—	—	—	—	16,433	16,433
Other	—	—	—	—	—	—	—	860	860
Other comprehensive income	—	—	—	—	—	—	2,699	—	2,699
Balance, December 31, 2023	4,563	$—	29,937,067	$3	$572,170	$(281,285)	$229	$68,449	$359,566
ESPP shares issued and vesting of restricted stock, and other, net of shares withheld for employer taxes	—	—	325,961	—	(3,218)	—	—	—	(3,218)
Common stock issued upon exercise of warrants	—	—	200,000	—	653	—	—	—	653
Common stock issued in extinguishment of senior notes	—	—	36,903	—	1,011	—	—	—	1,011
Share based payments	—	—	—	—	18,774	—	—	—	18,774
Share based payments in equity of subsidiary	—	—	—	—	140	—	—	—	140
Vesting of shares in equity of subsidiary	—	—	—	—	(143)	—	—	143	—
Dividends on common stock ($1.00 per share), net of forfeitures	—	—	—	—	—	(17,377)	—	—	(17,377)
Dividends on preferred stock	—	—	—	—	—	(8,060)	—	—	(8,060)
Net loss	—	—	—	—	—	(764,274)	—	(10,665)	(774,939)
Distributions to noncontrolling interests	—	—	—	—	—	—	—	(9,119)	(9,119)
Contributions from noncontrolling interests	—	—	—	—	—	—	—	3,947	3,947
Acquisition of noncontrolling interests	—	—	—	—	—	—	—	4,650	4,650
Disposition of noncontrolling interests	—	—	—	—	—	—	—	(25,246)	(25,246)
Other comprehensive loss	—	—	—	—	—	—	(6,798)	—	(6,798)
Balance, December 31, 2024	4,563	$—	30,499,931	$3	$589,387	$(1,070,996)	$(6,569)	$32,159	$(456,016)

The accompanying notes are an integral part of these consolidated financial statements.

BRC GROUP HOLDINGS, INC. (F/K/A B. RILEY FINANCIAL, INC.)
Consolidated Statements of Cash Flows
(Dollars in thousands)

	Year Ended December 31,
	2024	2023
Cash flows from operating activities:
Net loss	$(774,939)	$(105,631)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	45,405	49,604
Provision for credit losses	5,993	7,147
Share-based compensation	19,054	45,109
Fair value and remeasurement adjustments, non-cash (includes $328,671 and $36,788 from related parties in 2024 and 2023, respectively)	327,630	(10,699)
Non-cash interest and other (includes $(32,256) and $(2,926) from related parties in 2024 and 2023, respectively)	(23,259)	(9,652)
Depreciation of rental merchandise	15,092	4,070
Effect of foreign currency on operations	(247)	(310)
Loss (income) from equity method investments	(31)	181
Dividends from equity investments	159	434
Deferred income taxes	25,888	(40,945)
Impairment of goodwill and other intangible assets	105,373	70,333
Gain on disposal of discontinued operations	(217,504)	—
(Gain) loss on sale of business, disposal of fixed assets, and other	(163)	(9,034)
Gain on bargain purchase	—	(15,903)
Loss (gain) on extinguishment of debt	19,158	5,294
Income allocated to and fair value adjustment for mandatorily redeemable noncontrolling interests	1,170	1,835
Change in operating assets and liabilities:
Amounts due to/from clearing brokers	20,622	(21,903)
Securities and other investments owned	699,616	123,196
Securities borrowed	2,827,917	(527,612)
Accounts receivable	2,230	26,397
Prepaid expenses and other assets (includes $8,353 and $10,521 from related parties in 2024 and 2023, respectively)	26,040	737
Accounts payable, accrued payroll and related expenses, accrued expenses and other liabilities	(14,120)	(79,848)
Amounts due to/from related parties and partners	(1,250)	(1,045)
Securities sold, not yet purchased	(2,926)	2,704
Deferred revenue	(11,993)	(15,232)
Securities loaned	(2,831,364)	525,275
Net cash provided by operating activities	263,551	24,502
Cash flows from investing activities:
Purchases of loans receivable (includes $(57,615) and $(174,753) from related parties in 2024 and 2023, respectively)	(118,721)	(544,957)
Repayments of loans receivable (includes $74,770 and $77,600 from related parties in 2024 and 2023, respectively)	149,047	606,716
Sales of loans receivable (includes $— and $77,484 from related parties in 2024, 2023, respectively)	31,012	84,984
Proceeds from loan participations sold	5,980	—
Acquisition of businesses and minority interest, net of $604 and $8,308 cash acquired in 2024 and 2023, respectively	(19,142)	(26,240)
Purchases of property, equipment and intangible assets	(7,952)	(7,711)
Proceeds from sale of business and other	261	17,490

BRC GROUP HOLDINGS, INC. (F/K/A B. RILEY FINANCIAL, INC.)
Consolidated Statements of Cash Flows — (Continued)
(Dollars in thousands)

	Year Ended December 31,
	2024	2023
Sale of Great American Group	167,064	—
Sale of Brands Interests, net of $(585) cash sold in 2024	234,050	—
Funds received from trust account of subsidiary	—	175,763
Purchases of equity and other investments	(1,065)	(4,871)
Net cash provided by (used in) investing activities	440,534	301,174
Cash flows from financing activities:
Proceeds from revolving line of credit	89,274	219,157
Repayment of revolving line of credit	(116,746)	(303,034)
Proceeds from note payable	15,000	—
Repayment of notes payable and other	(6,653)	(13,806)
Proceeds from term loan	—	628,187
Repayment of term loan	(444,770)	(520,803)
Proceeds from issuance of senior notes	—	185
Redemption of senior notes	(140,491)	(58,924)
Payment of debt issuance and offering costs	(3,484)	(27,993)
Payment of contingent consideration	(12,921)	(1,905)
ESPP and payment of employment taxes on vesting of restricted stock	(3,218)	(7,591)
Common dividends paid	(33,731)	(141,099)
Preferred dividends paid	(8,060)	(8,057)
Repurchase of common stock	—	(69,479)
Distributions to noncontrolling interests	(10,747)	(6,520)
Contributions from noncontrolling interests	3,947	6,055
Redemption of subsidiary temporary equity and distributions	—	(175,763)
Proceeds from issuance of common stock	—	115,000
Proceeds from issuance of preferred stock	—	467
Proceeds from exercise of warrants	653	—
Net cash (used in) provided by financing activities	(671,947)	(365,923)
Increase (decrease) in cash, cash equivalents and restricted cash	32,138	(40,247)
Effect of foreign currency on cash, cash equivalents and restricted cash	(9,301)	3,160
Net increase (decrease) in cash, cash equivalents and restricted cash	22,837	(37,087)
Cash, cash equivalents and restricted cash from continuing operations, beginning of period	218,546	219,809
Cash, cash equivalents and restricted cash from discontinued operations, beginning of period	15,293	51,117
Cash, cash equivalents and restricted cash, beginning of year	233,839	270,926
Cash, cash equivalents and restricted cash from continuing operations, end of period	248,651	218,546
Cash, cash equivalents and restricted cash from discontinued operations, end of period	8,025	15,293
Cash, cash equivalents and restricted cash, end of year(1)	$256,676	$233,839

Supplemental disclosures:
Interest paid	$240,298	$315,309
Taxes paid	$6,924	$20,121

____________

(1)      Includes cash from assets held for sale of $1,324 in 2024.

The accompanying notes are an integral part of these consolidated financial statements.

BRC GROUP HOLDINGS, INC. (F/K/A B. RILEY FINANCIAL, INC.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except share data)

NOTE 1 — ORGANIZATION AND NATURE OF BUSINESS OPERATIONS

BRC Group Holdings, Inc. (f/k/a B. Riley Financial, Inc.) and its subsidiaries (collectively, the “Company”) provide investment banking, brokerage, wealth management, asset management, direct lending, business advisory, valuation, and asset disposition services to a broad client base spanning public and private companies, financial sponsors, investors, financial institutions, legal and professional services firms, and individuals. The Company also has a portfolio of communication related businesses that provide consumer Internet access and cloud communication services, Tiger US Holdings, Inc. (“Targus”), which designs and sells laptop and computer accessories, and E-Commerce, technology platform provider that delivers Commerce-as-a-Service (“CaaS”) solutions for apparel brands and other retailers.

The Company operates in five reportable operating segments: (i) Capital Markets, through which the Company provides investment banking, corporate finance, securities lending, restructuring, research, sales and trading services to corporate and institutional clients; (ii) Wealth Management, through which the Company provides wealth management and tax services to corporate and high-net-worth clients; (iii) Communications, through which the Company provides consumer Internet access and related subscription services, cloud communication services, and mobile phone voice, text, and data services and devices; (iv) Consumer Products, which generates revenue through sales of laptop and computer accessories, and (v) E-Commerce, which is an e-commerce, technology platform provider that delivers CaaS solutions for apparel brands and other retailers.

Recent Developments

On October 25, 2024, the Company and its majority-owned subsidiary bebe stores, inc. (“bebe”) completed a transaction for their brand assets that included the sale of its equity interests in the assets and intellectual property related to the licenses of the bebe and Brookstone brands and a secured financing transaction for the Company’s interests in the assets and intellectual property related to the licenses of several brands, including Hurley, Justice, Scotch & Soda, Catherine Malandrino, English Laundry, Joan Vass, Kensie, Limited Too and Nanette Lepore (collectively, the “Brands Transaction”). On November 15, 2024, the Company completed the sale of a 52.6% ownership stake in the Appraisal and Valuation Services, Real Estate, and Retail, Wholesale & Industrial Solutions businesses (collectively, the “Great American Group Transaction”) to Oaktree Capital Management, L.P. and/or its affiliates (collectively, “Oaktree”), a global asset manager. Management concluded that these businesses represent a strategic shift that had a major effect on our operations and met the criteria for discontinued operations and, as such, have been excluded from continuing operations in the periods presented as more fully described in Note 4. Net (loss) income per share amounts are computed independently for net (loss) income from continuing operations, net (loss) income from discontinued operations and net loss attributable to the Company. As a result, the sum of per-share amounts may not equal the total. Unless otherwise indicated, information in these notes to consolidated financial statements relates to continuing operations.

On October 31, 2024, the Company signed a definitive agreement to sell a portion of the Company’s (W-2) Wealth Management business to Stifel Financial Corp. (“Stifel”). The sale was completed on April 4, 2025 for net cash consideration based on the 36 financial advisors that joined Stifel at closing. The Company determined that the assets and liabilities associated with the Wealth Management transaction met the criteria to be classified as held for sale, as discussed in Note 4, and properly classified in the consolidated balance sheets as of December 31, 2024.

On March 3, 2025, the Company and BR Financial Holdings, LLC, a wholly owned subsidiary of the Company (“BR Financial”), B. Riley Environmental Holdings, LLC and other indirect subsidiaries of the Company which included Atlantic Coast Recycling, LLC (“Atlantic Coast Recycling”), Atlantic Coast Recycling of Ocean County, LLC, (“Atlantic Coast Recycling of Ocean County” and, together with Atlantic Coast Recycling, the “Atlantic Companies”), entered into a Membership Interest Purchase Agreement, dated as of March 1, 2025 (the “MIPA”), whereby all of the issued and outstanding membership interests in each of the Atlantic Companies (the “Interests”) owned by BR Financial and the minority holders were sold to a third party for an agreed upon purchase price subject to certain adjustments and holdback amount pending receipt of a certain third party consent. Net cash proceeds received as a result of the sale were net of adjustments for amounts allocated to non-controlling interests, repayment

BRC GROUP HOLDINGS, INC. (F/K/A B. RILEY FINANCIAL, INC.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except share data)

NOTE 1 — ORGANIZATION AND NATURE OF BUSINESS OPERATIONS (cont.)

of contingent consideration, transaction costs and other items directly attributable to the closing of the transaction. The Company determined that the assets and liabilities associated with the Atlantic Coast Recycling transaction met the criteria to be classified as held for sale, as discussed in Note 4, and properly classified in the consolidated balance sheets as of December 31, 2024.

On June 27, 2025, the Company signed an equity purchase agreement to sell all of the membership interests of its wholly owned subsidiary, GlassRatner Advisory & Capital Group, LLC, a Delaware limited liability company (“GlassRatner”), and B. Riley Farber Advisory Inc., an Ontario corporation (“Farber”). The aggregate cash consideration paid by the Buyers for the interests of GlassRatner and shares of Farber was $117,800, which is based on a target closing working capital amount that is subject to adjustment within 180-days following the sale date. In connection with the sale, the Company entered into a transition services agreement with the buyer to provide certain services. Management concluded that the sale of the GlassRatner business represented a strategic shift that had a major effect on the Company’s operations in 2025 and met the criteria for discontinued operations. These financial statements are being recast from their original reported amounts such to exclude the GlassRatner business from continuing operations in the periods presented as more fully described in Note 4 — Discontinued Operations and Assets Held for Sale.

Liquidity

For the year ended December 31, 2024, the Company incurred a net loss of $764,274 which includes fair value adjustments totaling $(509,954) related to the Company’s loss on the write-off of the equity investment in Freedom VCM Holdings, LLC (“Freedom VCM”) and the loan receivable from Vintage Capital Management, LLC. As more fully described in Note 25 — Subsequent Events, the Company entered into a new term loan facility on February 26, 2025 with Oaktree affiliated companies, with a maturity date of February 26, 2028 and the proceeds were primarily used to repay all amounts outstanding under the Nomura Credit Agreement as more fully described in Note 13 — Term Loans and Revolving Credit Facility.

The Company completed the Brands Transaction in October 2024 and the Great American Group Transaction in November 2024 as more fully discussed in Note 4. The proceeds from these transactions were used for general working capital purposes, make principal payments on the term loan with Nomura, and retire all of the $145,211 of outstanding 6.375% senior notes due February 28, 2025. The Company also completed the sale of the Company’s majority owned subsidiary Atlantic Coast Recycling, LLC on March 3, 2025 for proceeds of approximately $68,638 (the “Atlantic Coast Transaction”) and the sale of part of Wealth Management business for $26,037 (the “Wealth Transaction”) as more fully described in Note 4 and the sale of the Company’s financial consulting business for $117,800 on June 27, 2025.

From March 26, 2025 to July 11, 2025, the Company completed five private exchange transactions with institutional investors pursuant to which approximately $115,800 of aggregate principal amount of the Company’s 5.50% Senior Notes due March 2026, approximately $2,100 aggregate principal amount of 6.50% Senior Notes due September 2026, approximately $146,400 aggregate principal amount of the Company’s 5.00% Senior Notes due December 2026, approximately $51,100 aggregate principal amount of the Company’s 6.00% Senior Notes due January 2028, and approximately $39,500 aggregate principal amount of the Company’s 5.25% Senior Notes due August 2028 (collectively, the “Exchanged Notes”) owned by the investors were exchanged for approximately $228,400 aggregate principal amount of newly-issued 8.00% Senior Secured Second Lien Notes due 2028 (the “New Notes”), whereupon the Exchanged Notes were cancelled.

After the completion of the Exchanged Notes described above, the Company has approximately $100,818 of 5.50% Senior Notes due March 31, 2026 as more fully described in Note 14 — Senior Notes Payable. The Company believes that the current cash and cash equivalents, securities and other investments owned, funds available under our credit facilities, cash expected to be generated from operating activities and proceeds received from the Atlantic Coast Transaction, the Wealth Management Transaction and the sale of the Company’s financial consulting business will be sufficient to meet our working capital and capital expenditure requirements for at least the next 12 months from issuance date of the accompanying financial statements.

BRC GROUP HOLDINGS, INC. (F/K/A B. RILEY FINANCIAL, INC.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except share data)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Principles of Consolidation and Basis of Presentation

The consolidated financial statements include the accounts of BRC Group Holdings, Inc. (f/k/a B. Riley Financial, Inc.) and its wholly owned and majority-owned subsidiaries and have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). All intercompany accounts and transactions have been eliminated upon consolidation. Certain prior-year amounts have also been reclassified to conform to the current-year’s presentation as a result of held for sale and discontinued operations, see Notes 1 and 4.

The Company consolidates all entities that it controls through a majority voting interest. In addition, the Company performs an analysis to determine whether its variable interest or interests give it a controlling financial interest in a variable interest entity (“VIE”) including ongoing reassessments of whether it is the primary beneficiary of a VIE. See Note 2(ab) for further discussion.

(b) Risks and Uncertainties

In 2025, the United States introduced trade policy actions that have increased import tariffs across a wide range of countries at various rates, with certain exemptions. To the extent that trade tariffs and other restrictions imposed by the United States or other countries increase the price of, or limit the amount of, our products or components or materials used in our products imported into the United States or other countries, or create adverse tax consequences, the sales, cost, or gross margin of our products that are sold in our Consumer Products segment may be adversely affected and the demand from our customers for products may be diminished. Uncertainty surrounding international trade policy and regulations as well as disputes and protectionist measures could also have an adverse effect on consumer confidence and spending and may impact the Company’s results of operations.

(c) Use of Estimates

The preparation of the consolidated financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and reported amounts of revenue and expense during the reporting period. Estimates are used when accounting for certain items such as valuation of securities, allowance for credit losses, the fair value of loans receivables, intangible assets and goodwill, share based arrangements, contingent consideration, accounting for income tax valuation allowances, and sales returns and allowances. Estimates are based on historical experience, where applicable, and assumptions that management believes are reasonable under the circumstances. Due to the inherent uncertainty involved with estimates, actual results may differ.

(d) Revenue Recognition

The Company recognizes revenues under Accounting Standards Codification (“ASC”) 606 — Revenue from Contracts with Customers. Revenues are recognized when control of the promised goods or performance obligations for services is transferred to the Company’s customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for the goods or services.

Revenues from contracts with customers in the Capital Markets segment, Wealth Management segment, Communications segment, Consumer Products segment, E-Commerce segment and the All Other category are primarily comprised of the following:

Capital Markets segment

Fees earned from corporate finance and investment banking services are derived from debt, equity and convertible securities offerings in which the Company acted as an underwriter or placement agent. Fees from underwriting activities are recognized as revenues when the performance obligation for the services related to the underwriting transaction is satisfied under the terms of the engagement and is not subject to any other contingencies. Fees are also

BRC GROUP HOLDINGS, INC. (F/K/A B. RILEY FINANCIAL, INC.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except share data)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

earned from financial advisory and consulting services rendered in connection with client mergers, acquisitions, restructurings, recapitalizations and other strategic transactions. The performance obligation for financial advisory services is satisfied over time as work progresses on the engagement and services are delivered to the client. The performance obligation for financial advisory services may also include success and performance-based fees which are recognized as revenue when the performance obligation is no longer constrained and it is not probable that the revenue recognized would be subject to significant reversal in a future period. Generally, it is probable that the revenue recognized is no longer subject to significant reversal upon the closing of the investment banking transaction.

Fees from asset management services are recognized over the period the performance obligation for the services are provided. Asset management fees are primarily comprised of fees for asset management services and are generally based on the dollar amount of the assets being managed.

Revenues from sales and trading are recognized when the performance obligation is satisfied and include commissions resulting from equity securities transactions executed as agent or principal and are recorded on a trade date basis and fees paid for equity research.

Revenues from other sources in the Capital Markets segment is primarily comprised of (i) interest income from loans receivable and securities lending activities, (ii) related net trading gains and losses from market making activities, the commitment of capital to facilitate customer orders and fair value adjustments on loans, (iii) trading activities from investments in securities for the Company’s account, and (iv) other income.

Interest income from securities lending activities consists of interest income from equity and fixed income securities that are borrowed from one party and loaned to another. The Company maintains relationships with a broad group of banks and broker-dealers to facilitate the sourcing, borrowing and lending of equity and fixed income securities in a “matched book” to limit the Company’s exposure to fluctuations in the market value or securities borrowed and securities loaned.

Wealth Management segment

Fees from wealth management asset advisory services consist primarily of investment advisory fees that are recognized over the period the performance obligation for the services is provided. Investment advisory and asset management fees are primarily comprised of fees for investment services and are generally based on the dollar amount of the assets being managed. Investment advisory fee revenues as a principal registered investment advisor (“RIA”) are recognized on a gross basis. Asset management fee revenues as an agent are recognized on a net basis.

Revenues from sales and trading are recognized when the performance obligation is satisfied and include commissions resulting from equity securities transactions executed as agent and are recorded on a trade date basis.

Communications segment

Revenues in the Communications segment are primarily comprised of subscription services revenues which consist of fees charged to United Online pay accounts; revenues from the sale of the magicJack VoIP Services, LLC, (“magicJack”) access rights; revenues from access rights renewals and mobile apps; prepaid minutes revenues; revenues from access and wholesale charges; service revenue from unified communication as a service (“UCaaS”) hosting services; and revenues from mobile phone voice, text, and data services. Products revenues consist of revenues from the sale of magicJack, mobile phone, and mobile broadband service devices, including the related shipping and handling and installation fees, if applicable.

Subscription service revenues are recognized over time in the service period in which the transaction price has been determinable and the related performance obligations for services are provided to the customer. Fees charged to customers in advance are initially recorded in the consolidated balance sheets as deferred revenue and then recognized ratably over the service period as the performance obligations are provided.

BRC GROUP HOLDINGS, INC. (F/K/A B. RILEY FINANCIAL, INC.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except share data)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

For services offered by the Company in the Communications segment that include third-party providers, the Company evaluates whether it is acting as the principal or as the agent with respect to the goods or services provided to the customer. This principal-versus-agent assessment involves judgment and focuses on whether the facts and circumstances of the arrangement indicate that the goods or services were controlled by the Company prior to transferring them to the customer. To evaluate if the Company has control, it considers various factors including whether it is primarily responsible for fulfillment, bears risk of loss in billing the customer, and has discretion over pricing.

Product revenues for hardware and shipping are recognized at the time of delivery. Revenues from sales of devices and services represent revenues recognized from sales of the magicJack devices to retailers or direct to customers, net of returns, and rights to access the Company’s servers over the period associated with the access right period, and from sales of mobile phones and voice, text, and data services. The transaction price for devices is allocated between equipment and service based on stand-alone selling prices. Revenues allocated to devices are recognized upon delivery (when control transfers to the customer), and service revenue is recognized ratably over the service term. The Company estimates the return of magicJack device direct sales as part of the transaction price using a six-month rolling average of historical returns.

Consumer Products segment

Revenues in the Consumer Products segment primarily consist of the global sales of notebook computer carrying cases and computer accessories. Global sales of consumer goods to customers are subject to contracts that contain a single performance obligation and revenue is recognized at a point in time when control of the product transfers to the customer which is generally upon product shipment. Customers consist primarily of equipment manufacturers, distributors (servicing resellers and corporate end-customers), and retailers. Consignment customers represent retailers that are in possession of the Company’s inventory but that inventory is owned by the Company until sold. As such, consignment revenue is recognized when the retail sale is reported by the customer. Generally, the terms of the contracts for the sale of global goods do not allow for a right of return except for matters related to products with defects or damages. Revenues may be reduced by allowances for advertising and promotion, which generally represent contractual selling incentives offered to customers that will be charged to the Company at a later date. During the years ended December 31, 2024 and 2023, allowances for selling incentives were $17,143 and $16,633, respectively. These allowances are included in accrued expenses and other liabilities on the consolidated balance sheets and consist of rebates that reduce revenue at time of sale. Shipping and handling expenses, which consist primarily of transportation charges incurred to move finished goods to customers, is included in cost of goods sold.

E-Commerce segment

Revenues in the E-Commerce segment primarily consist of commission fees derived from contractually committed gross revenue processed by customers on the Company’s e-commerce platform. The Company is acting as an agent in these arrangements and customers do not have the contractual right to take possession of the Company’s software. Revenue is recognized in an amount that reflects the consideration that the Company expects to ultimately receive in exchange for those promised goods, net of expected discounts for sales promotions and customary allowances.

CaaS Revenue is recognized on a net basis from maintaining e-commerce platforms and online orders, as the Company is engaged primarily in an agency relationship with its customers and earns defined amounts based on the individual contractual terms for the customer and the Company does not take possession of the customers’ inventory or any credit risks relating to the products sold. The Company has concluded the sale of goods and related shipping and handling on behalf of our customers are accounted for as a single performance obligation, while the expenses incurred for actual shipping charges are included in cost of sales. Variable consideration is included in revenue for potential product returns. The Company uses an estimate to constrain revenue for the expected variable consideration at each period end. The Company reviews and updates its estimates and related accruals of variable consideration each period based on the terms of the agreements, historical experience, and expected levels of returns. Any uncertainties in the

BRC GROUP HOLDINGS, INC. (F/K/A B. RILEY FINANCIAL, INC.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except share data)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

ultimate resolution of variable consideration due to factors outside of the Company’s influence are typically resolved within a short timeframe therefore not requiring any additional constraint on the variable consideration. The estimated reserve for returns is included on the balance sheet in accrued expenses with changes to the reserve in revenue on the accompanying statement of operations.

All Other

Revenue in the All Other category, which is not a reportable segment, rental fees through rent-to-own agreements and merchandise sales from the operation of rent-to-own franchise stores, and revenues from a regional environmental services business in the New York metropolitan area and a landscaping business in the southeast United States, which was sold during the quarter ended September 30, 2023.

Rental fees consist of merchandise, such as furniture, appliances and consumer electronics, which is rented to customers pursuant to rental purchase agreements which provide for weekly, semi-monthly or monthly rental terms with non-refundable rental payments. At the end of each rental term, the customer may renew the agreement for the next rental term by making a payment in advance. The customer can acquire ownership of the merchandise on lease by completing payment of all required rental periods. The Company maintains ownership of the rental merchandise until all payment obligations are satisfied. The customer can terminate the lease agreement at any time during the lease term and return the leased merchandise to the store. All prior rental payments are nonrefundable.

Merchandise sales are from merchandise purchased upfront through a point-of-sale transaction. In addition, rental customers may exercise an early purchase option to buy the merchandise at a fixed discount to the total contractual price at any point in the lease term as established in the original rental agreement. Revenue from merchandise sales and early purchase option is recognized at the point in time when payment is received and ownership of the merchandise passes to the customer. Any remaining net value of the merchandise is recorded to cost of sales at the time of the transaction.

The environmental services business is engaged in the recycling of scrap and waste materials and deals primarily in paper products. The business provides processing services that consists of the receipt of materials from municipalities and commercial entities that are then sorted and then disposed of or sold, using third-party processors as needed. The businesses’ customer arrangements contain a single obligation to transfer processed sorted and baled recycled raw materials and revenues are recognized at a point in time as sales when the performance obligation is satisfied. The pricing for recyclable materials can fluctuate based upon market conditions and the business has certain arrangements with customers to reduce the risk exposure to commodity pricing volatility through revenue sharing (or processing fee) contracts with municipal customers.

The landscaping business, which was sold in November 2023, provided landscaping maintenance, improvements, and irrigation services to its customers. Revenues prior to the sale were recognized as the services are performed, which is typically ratably over the term of the contract upon the transfer of control of services to its customers in an amount reflecting the total consideration expected to be received from the customer.

(e) Direct Cost of Services

Direct cost of services relates to service and fee revenues. Direct costs of services include participation in profits under collaborative arrangements in which the Company is a majority participant. Direct cost of services in the Communications segment include cost of telecommunications and data center costs, personnel and overhead-related costs associated with operating the Company’s networks, servers and data centers, sales commissions associated with multi-year service plans, depreciation of network computers and equipment, amortization expense, third party advertising sales commissions, license fees, costs related to providing customer support, costs related to customer billing and processing of customer credit cards and associated bank fees. Direct costs of services include cost of rentals and fees for the Company’s rent-to-own stores. Direct cost of services does not include an allocation of the Company’s overhead costs. Direct costs of services for Nogin, Inc. (“Nogin”) (as defined below) include costs directly

BRC GROUP HOLDINGS, INC. (F/K/A B. RILEY FINANCIAL, INC.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except share data)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

related to providing services under the master service agreements with customers, which primarily includes service provider costs directly related to processing revenue transactions, marketing expenses and shipping and handling expenses which correspond to marketing and shipping revenues, as well as credit card merchant fees.

(f) Interest Expense — Securities Lending Activities

Interest expense from securities lending activities is included in operating expenses related to operations in the Capital Markets segment. Interest expense from securities lending activities is incurred from equity and fixed income securities that are loaned to the Company and totaled $66,128 and $145,435 during the years ended December 31, 2024 and 2023, respectively.

(g) Concentration of Risk

Revenues in the Capital Markets, Wealth Management, Communications, and E-Commerce segments are primarily generated in the United States. Revenues in the Consumer Products segment are primarily generated in the United States, Canada, and Europe.

The Company maintains cash in various federally insured banking institutions. The account balances at each institution periodically exceed the Federal Deposit Insurance Corporation’s (“FDIC”) insurance coverage, and as a result, there is a concentration of credit risk related to amounts in excess of FDIC insurance coverage. The Company has not experienced any losses in such accounts.

On December 18, 2023, the Company loaned $108,000 to Conn’s Inc. (“Conn’s”) as more fully described in Note 23 under the Term Loan and Security Agreement, dated as of December 18, 2023 (the “Conn’s Term Loan”), among Conn’s, W.S. Badcock LLC (“WS Badcock”), as borrowers, and an affiliate of the Company, as administrative agent, collateral agent, and lender. On February 14, 2024, the Company collected $15,000 of principal payments which reduced the loan balance to $93,000. The fair value of the Conn’s loan receivable was $19,065 at December 31, 2024. This loan combined with two other existing loans receivable with a fair value of $6,082 and $62,808 as of December 31, 2024 and 2023, respectively, is collateralized by consumer loan receivables of customers of the furniture and electronics retailer. These loans have an aggregate fair value of $25,147 or 27.9% and $167,568 or 31.5% of the loan portfolio as of December 31, 2024 and 2023, respectively, and are concentrated in the retail industry. The fair value of these loans at December 31, 2024 has been impacted by a deterioration in Conn’s operating results in the second quarter of 2024, which culminated in the Conn’s Chapter 11 bankruptcy filing on July 23, 2024 as more fully discussed in Note 2(s) below. On December 17, 2024, the Company entered into an agreement with the first-lien holder banks of the Conn’s loan receivable to assign the first-lien loan receivable to the Company for consideration of $27,738. The Company collected the $27,738 and interest earned on the first-lien loan receivable of $238 for the period from December 17, 2024 through January 24, 2025 when the first-lien loan receivable was paid in full. This loan receivable has a fair value of $19,761 as of December 31, 2024.

The Company also has a loan receivable with a principal amount of $224,968 and $200,506 as of December 31, 2024 and 2023, respectively. The increase in the loan receivable principal amount at December 31, 2024 in the amount of $24,462 includes interest in-kind interest that was capitalized to the loan receivable balance annually on the loan’s anniversary date. The loan receivable is secured by a first priority security interest in Freedom VCM equity interests owned by Brian Kahn as more fully described in Note 2(s) below. The fair value of the loan receivable and collateral from the security interest in Freedom VCM at December 31, 2024 is impacted by the Freedom VCM filing of voluntary petitions for relief under Chapter 11 of title 11 of the United States Code (the “Bankruptcy Code”) on November 3, 2024. The fair value of the loan receivable was $2,057 and $200,506 or 2.3% and 37.7% of the total loan portfolio as of December 31, 2024 and 2023, respectively. As a result of the bankruptcy filing on November 3, 2024, the loan receivable at December 31, 2024 is on non-accrual and there is no accrued interest receivable on the loan receivable at December 31, 2024. Interest receivable on the loan in the amount of $8,889 as of December 31, 2023 is included

BRC GROUP HOLDINGS, INC. (F/K/A B. RILEY FINANCIAL, INC.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except share data)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

in prepaid expenses and other assets in the consolidated balance sheets. The fair value of the underlying collateral for this loan is primarily comprised of other securities which amounted to $2,057 at December 31, 2024 and decreased to a fair value of $1,284 at September 16, 2025.

At December 31, 2024, the Company is also exposed to a concentration of risk related to (a) a loan receivable with a fair value of $32,136 from a technology company, (b) the Freedom VCM Receivables, Inc. loan receivable which totaled $3,913, and (c) exposure from the loan receivable with a fair value of $2,057 as described above where the primary security includes other public equity securities owned by Brian Kahn.

The maximum amount of loss that the Company is exposed to loss from loans receivable concentration is an amount equivalent to the fair value of these loans at which totaled $59,340 and $368,074 as of December 31, 2024 and 2023, respectively.

(h) Advertising Expenses

The Company expenses advertising costs, which consist primarily of costs for printed materials, as incurred. Advertising costs totaled $7,206 and $10,130 during the years ended December 31, 2024 and 2023, respectively. Advertising expense is included as a component of selling, general and administrative expenses in the accompanying consolidated statements of operations.

(i) Share-Based Compensation

The Company’s share-based payment awards principally consist of grants of restricted stock, restricted stock units (“RSUs”) and costs associated with the Company’s employee stock purchase plan. In accordance with the applicable accounting guidance, share-based payment awards are classified as either equity or liabilities. For equity-classified awards, the Company measures compensation cost for the grant of membership interests at fair value on the date of grant and recognizes compensation expense in the consolidated statements of operations over the requisite service or performance period the award is expected to vest. The Company accounts for forfeitures when they occur rather than estimate a forfeiture rate.

In June 2018, the Company adopted the 2018 Employee Stock Purchase Plan (“Purchase Plan”) which allows eligible employees to purchase common stock through payroll deductions at a price that is 85% of the market value of the common stock on the last day of the offering period. In accordance with the provisions of ASC 718 — Compensation — Stock Compensation, the Company is required to recognize compensation expense relating to shares offered under the Purchase Plan.

(j) Income Taxes

The Company recognizes deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the consolidated financial statements or tax returns. Deferred tax liabilities and assets are determined based on the difference between the financial statement basis and tax basis of assets and liabilities using enacted tax rates in effect during the year in which the differences are expected to reverse. The Company estimates the degree to which tax assets and credit carryforwards will result in a benefit based on expected profitability by tax jurisdiction. A valuation allowance for such tax assets and loss carryforwards is provided when it is determined to be more likely than not that the benefit of such deferred tax asset will not be realized in future periods. Tax benefits of operating loss carryforwards are evaluated on an ongoing basis, including a review of historical and projected future operating results, the eligible carryforward period, and other circumstances. If it becomes more likely than not that a tax asset will be used, the related valuation allowance on such assets would be reduced.

BRC GROUP HOLDINGS, INC. (F/K/A B. RILEY FINANCIAL, INC.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except share data)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

The Company recognizes tax benefits from uncertain tax positions only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. Once this threshold has been met, the Company’s measurement of its expected tax benefits is recognized in its financial statements. The Company accrues interest on unrecognized tax benefits as a component of income tax expense. Penalties, if incurred, would be recognized as a component of income tax expense.

(k) Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents.

(l) Restricted Cash

As of December 31, 2024 and 2023, restricted cash included $100,475 and $1,875, respectively, primarily consisting of cash set aside for the repayment of the 6.375% Senior Notes due on February 28, 2025 and cash collateral for leases.

Cash, cash equivalents and restricted cash consist of the following:

	December 31, 2024	December 31, 2023
Cash and cash equivalents	$146,852	$216,671
Restricted cash	100,475	1,875
Total cash, cash equivalents and restricted cash	$247,327	$218,546

(m) Securities Borrowed and Securities Loaned

Securities borrowed and securities loaned are recorded based upon the amount of cash advanced or received. Securities borrowed transactions facilitate the settlement process and require the Company to deposit cash or other collateral with the lender. With respect to securities loaned, the Company receives collateral in the form of cash. The amount of collateral required to be deposited for securities borrowed, or received for securities loaned, is an amount generally in excess of the market value of the applicable securities borrowed or loaned. The Company monitors the market value of the securities borrowed and loaned on a daily basis, with additional collateral obtained, or excess collateral recalled, when deemed appropriate.

The Company accounts for securities lending transactions in accordance with ASC 210 — Balance Sheet, which requires companies to report disclosures of offsetting assets and liabilities. The Company does not net securities borrowed and securities loaned and these items are presented on a gross basis in the consolidated balance sheets.

(n) Due from/to Brokers, Dealers, and Clearing Organizations

The Company clears all of its proprietary and customer transactions through other broker-dealers on a fully disclosed basis. The amount receivable from or payable to the clearing brokers represents the net of proceeds from unsettled securities sold, the Company’s clearing deposits and amounts receivable for commissions less amounts payable for unsettled securities purchased by the Company and amounts payable for clearing costs and other settlement charges. This amount also includes the cash collateral received for securities loaned less cash collateral for securities borrowed. Any amounts payable would be fully collateralized by all of the securities owned by the Company and held on deposit at the clearing broker.

BRC GROUP HOLDINGS, INC. (F/K/A B. RILEY FINANCIAL, INC.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except share data)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(o) Accounts Receivable

Accounts receivable represents amounts due from the Company’s Capital Markets, Wealth Management, Communications, Consumer Products, and E-Commerce customers. The Company maintains an allowance for credit losses for estimated losses inherent in its accounts receivable portfolio. In establishing the required allowance, management utilizes the expected loss model, which includes the pooling of receivables using the aging method and specific identification. Management also considers historical losses adjusted for current market conditions and the customers’ financial condition and the current receivables aging and current payment patterns. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Company does not have any off-balance sheet credit exposure related to its customers. The Company’s bad debt expense and changes in the allowance for credit losses are included in Note 7.

(p) Inventories

Inventories are substantially all finished goods from the Consumer Products and Communications segments and are stated at the lower of cost, determined on the first-in, first-out (FIFO) basis, or net realizable value. The Company maintains an allowance for excess and obsolete inventories to reflect its estimate of realizable value of the inventory based on historical sales and recoveries. Inventories are included in prepaid and other assets in the consolidated balance sheets.

(q) Leases

The Company determines if an arrangement is, or contains, a lease at the inception date and reviews leases for finance or operating classification once control is obtained. Operating leases with terms greater than twelve months are included in right-of-use assets, with the related liabilities included in operating lease liabilities in the consolidated balance sheets. Finance leases are included in prepaid expenses and other assets, with the related liabilities included in accrued expenses and other liabilities in the consolidated balance sheets.

Operating and finance lease assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease. Operating and finance lease assets and liabilities are recognized at the lease commencement date based on the estimated present value of lease payments over the lease term. The Company uses its estimated incremental borrowing rate in determining the present value of lease payments. Variable components of the lease payments such as fair market value adjustments, utilities, and maintenance costs are expensed as incurred and not included in determining the present value. The Company’s lease terms include rent escalations and options to extend or terminate the lease when it is reasonably certain that it will exercise that option. Lease expense is recognized on a straight-line basis over the lease term. The Company has lease agreements with lease and non-lease components which are accounted for as a single lease component. See Note 11 for additional information on leases.

(r) Property and Equipment

Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Property and equipment held under finance leases are amortized on a straight-line basis over the shorter of the lease term or estimated useful life of the asset. Depreciation expense on property and equipment was $10,017 and $9,221 during the years ended December 31, 2024 and 2023, respectively.

(s) Loans Receivable

Under ASC 825 — Financial Instruments, the Company elected the fair value option for all outstanding loans receivable. Management evaluates the performance of the loan portfolio on a fair value basis. Under the fair value option, loans receivables are measured at each reporting period based upon their exit value in an orderly transaction and unrealized gains or losses from changes in fair value are recorded in the consolidated statements of operations.

BRC GROUP HOLDINGS, INC. (F/K/A B. RILEY FINANCIAL, INC.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except share data)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Loans receivable, at fair value totaled $90,103 and $532,419 as of December 31, 2024 and 2023, respectively. The loans have various maturities through February 2029. As of December 31, 2024 and 2023, the principal balances of loans receivable accounted for under the fair value option were $446,004 and $555,882, respectively. The principal balance of loans receivable exceeded the fair value of loans by $355,901 and $23,463 as of December 31, 2024 and 2023, respectively. At the time of origination, the Company’s loans are collateralized by the assets of borrowers and other pledged collateral and may have guarantees to provide for protection of the payments due on loans receivable. During the years ended December 31, 2024 and 2023, the Company recorded net unrealized losses of $332,438 and net unrealized gains of $55,756, respectively, on loans receivable, at fair value, which is included fair value adjustments on loans on the consolidated statements of operations. Loans receivable, at fair value on non-accrual and 90 days or greater past due was $21,122, which represented approximately 23.4% of total loans receivable, at fair value as of December 31, 2024. The principal balance of loans receivable on non-accrual and 90 days or greater past due was $321,544 as of December 31, 2024. Loans receivable, at fair value on non-accrual was $41,236, which represents approximately 7.7% of total loans receivable, at fair value as of December 31, 2023. The principal balance of loans receivable on non-accrual was $43,326 as of December 31, 2023. Interest income for loans on non-accrual and/or 90 days or greater past due is recognized separately from changes in fair value adjustments on loans on the consolidated statements of operations. The amount of gains or (losses) included in earnings attributable to changes in instrument-specific credit risk was $(323,840) and $6,322 during the years ended December 31, 2024 and 2023, respectively. The gains or losses attributable to changes in instrument-specific risk was determined by management based on an estimate of the fair value change during the period specific to each loan receivable.

The Company may periodically provide limited guarantees to third parties for loans that are made to investment banking and lending clients. As of December 31, 2024, the Company has outstanding limited guarantee arrangements with respect to Babcock & Wilcox Enterprises, Inc. (“B&W”) as further described in Note 19(b). In accordance with the credit loss standard, the Company evaluates the need to record an allowance for credit losses for these loan guarantees since they have off-balance sheet credit exposures. As of December 31, 2024, the Company has not recorded any provision for credit losses on the B&W guarantees since the Company believes that there is sufficient collateral to protect the Company from any credit loss exposure.

Interest income on loans receivable is recognized based on the stated interest rate of the loan on the unpaid principal balance plus the amortization of premiums and discounts and is included in interest income — loans on the consolidated statements of operations.

On August 21, 2023, one of the Company’s subsidiaries and Vintage Capital Management, LLC (“VCM”), an affiliate of Brian Kahn, amended and restated a promissory note (the “Amended and Restated Note”), pursuant to which VCM owes the Company’s subsidiary the aggregate principal amount of $200,506 and bears interest at the rate of 12% per annum payable-in-kind with a maturity date of December 31, 2027. The Amended and Restated Note requires repayments prior to the maturity date from certain proceeds received by VCM, Mr. Kahn or his affiliates from, among other proceeds, distributions or dividends paid by Freedom VCM in amount equal to the greater of (i) 80% of the net after-tax proceeds, and (ii) 50% of gross proceeds. The obligations under the Amended and Restated Note are primarily secured by a first priority perfected security interest in Freedom VCM equity interests owned by Mr. Kahn, the CEO and a board member of Freedom VCM as of December 31, 2023, and his spouse with a value (based on the transaction price in the Franchise Resource Group, Inc. (“FRG”) take-private transaction) of $227,296 as of August 21, 2023. On January 22, 2024, Mr. Kahn resigned as CEO and a member of the board of directors of Freedom VCM. The fair value of the Freedom VCM equity interest owned by Mr. Kahn and his spouse was zero and $232,065 as of December 31, 2024 and 2023, respectively. Amounts owing under the Amended and Restated Note may be repaid at any time without penalty. On a quarterly basis, the Company will continue to obtain third party appraisals to evaluate the value of the collateral of the loan since the repayment of the loan and accrued interest will be paid primarily from the cash distributions from Freedom VCM or foreclosure on the underlying collateral. In light of Mr. Kahn’s alleged involvement with the alleged misconduct concerning Prophecy Asset Management LP, the Company can provide no assurances that it will not be subject to claims asserting an interest in the Freedom VCM

BRC GROUP HOLDINGS, INC. (F/K/A B. RILEY FINANCIAL, INC.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except share data)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

equity interests owned by Mr. Kahn, including those that collateralize the Amended and Restated Note. If a claim were successful, it would diminish the value of the collateral which could impact the carrying value of the loan. If such claims are made, however, the Company believes it has valid defenses from any such claim and any such claim would be without merit. Other factors leading to continued deterioration in the collateral, including in the performance of Freedom VCM or delays in the execution of its strategies, including the possible disposition of additional businesses and further de-leveraging of its balance sheet, for the loan receivable may further impact the ultimate collection of principal and interest. To the extent the loan balance and accrued interest exceed the underlying collateral value of the loan, as was the case as of December 31, 2024, the fair value of the loan has been and will be impacted and has resulted, and will result, in an unrealized loss being recorded in the consolidated statements of operations. On November 3, 2024, Freedom VCM filed voluntary petitions for relief under Chapter 11 of the Bankruptcy Code, which impacts the collateral for this loan receivable. The fair value adjustment on the VCM loan receivable was $(222,911) and zero for the year ended December 31, 2024 and 2023. The fair value of the underlying collateral for this loan decreased to a fair value of $1,284 at September 16, 2025. The $1,284 is comprised of other public securities. On June 1, 2025, the United States Bankruptcy Court for the District of Delaware entered an Order Confirming the Ninth Amended Joint Chapter 11 Plan of Franchise Group, Inc. and its affiliated debtors (the “FRG Plan”). Under the FRG Plan, all equity interests and claims related thereto were cancelled and such equity interest holders, including Freedom VCM as an equity holder of Franchise Group, Inc. will not receive any property or distributions under the FRG Plan. As a result, of the FRG Plan, the Company does not expect to receive any proceeds or distributions from the Freedom VCM equity interests owned by Mr. Kahn and his spouse that collateralize the VCM loan receivable.

As of December 31, 2024, loans receivable had an aggregate remaining contractual principal balance of $448,709, an aggregate fair value of $90,103, and the contractual principal balance exceeded the fair value by $358,606. As of December 31, 2023, loans receivable had an aggregate remaining contractual principal balance of $563,637, an aggregate fair value of $532,419, and the contractual principal balance exceeded the fair value by $31,218.

The Company has a loan receivable with a principal amount of $93,000 outstanding from Conn’s and two loans with a fair value of $6,082 outstanding which are discussed below, (the Badcock Receivables I and Freedom VCM Receivables loans receivable, each as defined below), which are serviced by Conn’s. Accrued interest on the $93,000 Conn’s loan receivable was current as of June 30, 2024. As a result of Conn’s voluntary petition filing on July 23, 2024 for relief (the “Chapter 11 Cases”) under chapter 11 of title 11 of the Bankruptcy Code in the United States Bankruptcy Court for the Southern District of Texas (the “Bankruptcy Court”) this loan receivable with a fair value of $19,065 at December 31, 2024 is included in loans receivable on non-accrual as discussed above. Future collection of the $93,000 Conn’s loan receivable is expected to be paid from the sale of assets and servicing of a pool consumer receivables that serve as collateral for the loan where we have a second lien on these assets. These proceeds which are expected to be collected over the next year has been impacted by the Chapter 11 Cases under chapter 11 of the Bankruptcy Code in the Bankruptcy Court. The commencement of the Chapter 11 Cases constitutes an event of default that accelerates the repayment obligations under the $93,000 loan receivable to Conn’s. Any efforts to enforce repayment obligations under the Conn’s $93,000 loan receivable are automatically stayed as a result of the Chapter 11 Cases and the Company’s rights of enforcement in respect of this loan are subject to the applicable provisions of the Bankruptcy Code. The fair value adjustment on the Conn’s loan receivable was $(71,724) and $494 for the year ended December 31, 2024 and 2023. On December 17, 2024, the Company entered into an agreement with the first-lien holder banks of the Conn’s loan receivable to assign the first-lien loan receivable to the Company for consideration of $27,738. The Company collected the principal of $27,738 and interest on the first-lien loan receivable of $238 for the period from December 17, 2024 through January 24, 2025 when the first-lien loan receivable was paid in full.

The Company has continued to receive payments for the other two loans with a fair value of $6,082 at December 31, 2024 and has received payments of $1,114 subsequent to December 31, 2024 and through February 5, 2025 on the Badcock Receivables I and Freedom VCM Receivable loans receivable. On February 7, 2025, the Company sold the two loans for $6,611 and recorded a gain of $1,643 during the first quarter of fiscal year 2025.

BRC GROUP HOLDINGS, INC. (F/K/A B. RILEY FINANCIAL, INC.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except share data)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Badcock Loan Receivable

On December 20, 2021, the Company entered into a Master Receivables Purchase Agreement (“Badcock Receivables I”) with W.S. Badcock Corporation, a Florida corporation (“WSBC”), which at the time was an indirect wholly owned subsidiary of FRG, which became a subsidiary of Freedom VCM as a result of the transaction on August 21, 2023. The Company paid $400,000 in cash to WSBC for the purchase of certain consumer credit receivables which are small consumer loans issued by WSBC to consumers for the purchase of merchandise sold at WSBC’s stores. On September 23, 2022, the Company’s then majority-owned subsidiary, B Riley Receivables II, LLC (“BRRII”), a Delaware limited liability company, entered into a Master Receivables Purchase Agreement (“Badcock Receivables II”) with WSBC. This purchase of $168,363 consumer credit receivables of WSBC was partially financed by a $148,200 term loan discussed in Note 13. During the three months ended March 31, 2023, BRRII entered into Amendment No. 2 and No. 3 to Badcock Receivables II with WSBC for a total of $145,278 in additional consumer credit receivables. The accounting for these transactions resulted in the Company recording a loan receivable from WSBC with the recognition of interest income at an imputed rate based on the cash flows expected to be received from the collection of the consumer receivables that serve as collateral for the loan. The collateral for these loans receivables are the individual consumer credit receivables that were originally issued to WSBC consumers for merchandise sold in WSBC stores and the total amount of collections on these loan receivables is dependent upon their credit performance. These loan receivables are measured at fair value.

On August 21, 2023, all of the equity interests of BRRII were sold to Freedom VCM Receivables, Inc. (“Freedom VCM Receivables”), a subsidiary of Freedom VCM, which resulted in a loss of $78. In connection with the sale, Freedom VCM Receivables assumed the obligations with respect to the Pathlight Credit Agreement, as more fully discussed in Note 13, and Freedom VCM Receivables entered into the Freedom Receivables Note (as defined below) in the amount of $58,872, with a stated interest rate of 19.74% and a maturity date of August 21, 2033 with payments of principal and interest on the note limited solely to the performance of certain consumer receivables held by BRRII. This loan receivable is measured at fair value.

In connection with these loans, the Company entered into a Servicing Agreement with WSBC pursuant to which WSBC provides to the Company certain customary servicing and account management services in respect of the receivables purchased by the Company under the Receivables Purchase Agreement. In addition, subject to certain terms and conditions, FRG has agreed to guarantee the performance by WSBC of its obligations under the Master Receivables Purchase Agreements and the Servicing Agreement.

As of December 31, 2024 and 2023, the Badcock Receivables I loan receivable in the Company’s consolidated balance sheets included loans measured at fair value in the amount of $2,169 and $20,624, respectively. As of December 31, 2024 and 2023, the Freedom Receivables Note was included in the Company’s consolidated balance sheets in loans receivable, at fair value in the amount of $3,913 and $42,183, respectively.

Nogin Loan and Loan Commitment

On November 16, 2023, the Company entered into a Chapter 11 Restructuring Support Agreement (as amended, the “RSA”) with Nogin, certain of its subsidiaries, and certain holders of the respective convertible notes (the “Consenting Noteholders”). Pursuant to the RSA, the Company funded $17,530 of debtor-in-possession (“DIP”) financing as of December 31, 2023. The Company funded an additional $20,170 (inclusive of $1,700 in fees payable in kind) in DIP financing which increased the loan amount to $37,700 as of May 3, 2024. On May 3, 2024 the DIP financing of $37,700 was extinguished and the Company funded an additional $18,670 in cash to complete the acquisition of Nogin of which $15,500 was a payment to the Consenting Noteholders. See Note 3 for more details on the Nogin acquisition.

BRC GROUP HOLDINGS, INC. (F/K/A B. RILEY FINANCIAL, INC.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except share data)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(t) Securities and Other Investments Owned and Securities Sold Not Yet Purchased

Securities owned consist of equity securities including, common and preferred stocks, warrants, and options; corporate bonds; other fixed income securities including, government and agency bonds; loans receivable valued at fair value; and investments in partnerships. Securities sold, but not yet purchased represent obligations of the Company to deliver the specified security at the contracted price and thereby create a liability to purchase the security in the market at prevailing prices. Changes in the value of these securities are reflected currently in the results of operations.

As of December 31, 2024 and 2023, the Company’s securities and other investments owned and securities sold not yet purchased at fair value consisted of the following securities:

	December 31, 2024	December 31, 2023
Securities and other investments owned:
Equity securities	$232,508	$711,577
Corporate bonds	29,027	59,287
Other fixed income securities	4,923	2,989
Partnership interests and other	15,867	35,196
	$282,325	$809,049

Securities sold not yet purchased:
Equity securities	$—	$1,037
Corporate bonds	1,891	5,971
Other fixed income securities	3,784	1,593
	$5,675	$8,601

The Company owns certain equity securities that are accounted for under the fair value option where the Company would otherwise use the equity method of accounting. Investments become subject to the equity method of accounting when the Company possesses the ability to exercise significant influence, but not control, over the operating and financial policies of the investee. The ability to exercise significant influence is presumed when the Company possesses more than 20% of the voting interests of the investee. However, the Company may have the ability to exercise significant influence over the investee when the Company owns less than 20% of the voting interests of the investee depending on the facts and circumstances that demonstrate that the ability to exercise influence is present, such as when the Company has representation on the board of directors of such investee. In accordance with ASC 321 — Equity Securities, unrealized gains (losses) on equity securities held at December 31, 2024, includes unrealized gains (losses) of $(48,994) and $(134,027) for the years ended December 31, 2024 and 2023, respectively, reported in other income (loss) — realized and unrealized gains (losses) on investments in the consolidated statement of operations.

Freedom VCM Holdings, LLC Equity Interest and Take-Private Transaction

During the year ended December 31, 2024, the Company’s investment in Freedom VCM was written-off as a result of Freedom VCM filing of voluntary petitions for relief under Chapter 11 of the Bankruptcy Code on November 3, 2024. As a result of the bankruptcy filing, the Company no longer has significant influence over Freedom VCM. The investment in Freedom VCM was from the Company’s equity interest that was acquired on August 21, 2023 for $216,500 in cash in connection with the closing of the take private transaction that included the acquisition of FRG, by a buyer group that included members of senior management of FRG, led by Mr. Kahn, FRG’s then Chief Executive Officer (the “FRG take-private transaction”). In connection with the closing of the FRG take-private transaction, the

BRC GROUP HOLDINGS, INC. (F/K/A B. RILEY FINANCIAL, INC.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except share data)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Company terminated an investment advisory agreement (the “Advisory Agreement”) with Mr. Kahn. Pursuant to the Advisory Agreement, Mr. Kahn, as financial advisor, had the sole power to vote or dispose of $64,644 of shares of FRG common stock (based on the value of FRG shares in the FRG take-private transaction as of the closing date of such transaction) held of record by B. Riley Securities, Inc. (“BRS”). Upon the termination of the Advisory Agreement, (i) Mr. Kahn’s right to vote or dispose of such FRG shares terminated, (ii) such FRG shares owned by BRS were rolled over into additional equity interests in Freedom VCM in connection with the FRG take-private transaction, and (iii) Mr. Kahn owed a total of $20,911 to the Company under the Advisory Agreement which amount was added to, and included in, the Amended and Restated Note.

Following these transactions, the Company owned an equity interest of $281,144 (based on the transaction price in the FRG take-private transaction) or 31% of the outstanding equity interests in Freedom VCM. Also in connection with the FRG take-private transaction, on August 21, 2023 all of the equity interests of BRRII, a majority-owned subsidiary of the Company, were sold to a Freedom VCM affiliate, which resulted in a loss of $78. In connection with the sale, the Freedom VCM affiliate assumed the obligations with respect to the Pathlight Credit Agreement, as further discussed in Note 13, and the Company entered into a non-recourse promissory note with another Freedom VCM affiliate in the amount of $58,872, with a stated interest rate of 19.74% and a maturity date of August 21, 2033 (the “Freedom Receivables Note”) with payments of principal and interest on the note limited solely to performance of certain receivables held by BRRII.

On December 18, 2023, a wholly owned subsidiary of Freedom VCM entered into a transaction that resulted in the sale of all of the operations of WS Badcock to Conn’s in exchange for the issuance by Conn’s of 1,000,000 shares of Conn’s preferred stock (the “Preferred Shares”). The Preferred Shares issued by Conn’s to Freedom VCM, subject to the terms set forth in the Certificate of Designation, are nonvoting and are convertible into an aggregate of approximately 24,540,295 shares of non-voting common stock of Conn’s, which represented 49.99% of the issued and outstanding shares of common stock of Conn’s which resulted in consideration received by Freedom VCM of approximately $69,900. As a result of the convertible preferred stock having a conversion feature into 49.99% of the common stock of Conn’s, Freedom VCM is considered to have significant influence over Conn’s in accordance with ASC 323, Investments — Equity Method and Joint Ventures. On July 23, 2024, Conn’s filed a Chapter 11 Case under the Bankruptcy Code in the Bankruptcy Court as more fully discussed in Note 2(s).

On June 1, 2025, the United States Bankruptcy Court for the District of Delaware entered an Order Confirming the Ninth Amended Joint Chapter 11 Plan of Franchise Group, Inc. and its affiliated debtors pursuant to the FRG Plan. Under the FRG Plan, all equity interests and claims related thereto were cancelled and such equity interest holders, including Freedom VCM as an equity holder of Franchise Group, Inc. will not receive any property or distributions under the FRG Plan. As a result, of the FRG Plan, the Company does not expect to receive any proceeds or distributions from the equity investment in Freedom VCM. Prior to the write-off of the investment in Freedom VCM, the Company elected to account for the 31% equity investment under the fair value option. The following tables contain summarized financial information with respect to Freedom VCM, included below for purposes of the disclosure a quarter in arrears (balance sheet amounts as of September 30, 2024 and 2023 correspond to amounts as of December 31, 2024 and 2023, respectively, of the Company; income statement amounts during the twelve months ended September 30, 2024 and 2023 correspond to amounts during the year ended December 31, 2024 and 2023, respectively, of the Company), which is the period in which the most recent financial information is available:

	As of September 30,
	2024	2023
Current assets	$871,102	$1,219,682
Noncurrent assets	$2,889,334	$3,142,660
Current liabilities	$569,281	$749,894
Noncurrent liabilities	$2,680,178	$2,695,446
Equity attributable to investee	$510,977	$917,003

BRC GROUP HOLDINGS, INC. (F/K/A B. RILEY FINANCIAL, INC.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except share data)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

	For the twelve months ended September 30
	2024	2023
Revenues	$3,131,138	$4,276,097
Cost of revenues	$1,991,258	$2,608,203
Net loss attributable to investees	$(391,385)	$(276,813)

As of December 31, 2024 and 2023, the fair value of the investment in Freedom VCM totaled zero and $287,043, and is included in securities and other investments owned, at fair value in the consolidated balance sheets. The change in fair value recorded in the statement of operations was an unrealized loss $287,043 for the year ended December 31, 2024 and an unrealized gain of $5,899 for the period from August 21, 2023 (date of investment) through December 31, 2023, respectively.

Babcock and Wilcox Enterprises, Inc, Equity Investment

The Company owns a 29.1% voting interest in B&W whereby the Company has elected to account for this investment under the fair value option. The following tables contain summarized financial information with respect to B&W included below for purposes of the disclosure a quarter in arrears (balance sheet amounts as of September 30, 2024 and 2023, correspond to amounts as of December 31, 2024 and 2023, respectively, of the Company; income statement amounts during the twelve months ended September 30, 2024 and 2023, correspond to amounts during the year ended December 31, 2024 and 2023, respectively, of the Company):

	As of September 30,
	2024	2023
Current assets	$530,223	$542,300
Noncurrent assets	$274,410	$294,979
Current liabilities	$297,928	$393,539
Noncurrent liabilities	$709,823	$585,430
Equity attributable to investee	$(203,694)	$(142,316)
Noncontrolling interest	$576	$626
	For the twelve months ended September 30,
	2024	2023
Revenues	$878,224	$1,022,064
Cost of revenues	$721,112	$795,422
Loss from continuing operations	$(55,910)	$(23,484)
Net loss	$(59,482)	$(128,587)
Net loss attributable to investees	$(67,019)	$(143,591)

As of December 31, 2024 and 2023, the fair value of the investment in B&W totaled $45,012 and $40,072, respectively, and are included in securities and other investments owned, at fair value in the consolidated balance sheets.

Other Public Company Equity Investments

As of December 31, 2024, the Company no longer had significant influence related to the investment in Synchronoss Technologies, Inc. (“Synchronoss”) since the Company’s voting interest declined below 10% and is no longer entitled to board representation on Synchronoss. During the year ended December 31, 2024, the

BRC GROUP HOLDINGS, INC. (F/K/A B. RILEY FINANCIAL, INC.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except share data)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Company sold its entire equity investment in Alta Equipment Group, Inc. In the prior year, at December 31, 2023, the Company had a voting interest of 14% in Synchronoss Technologies, Inc. and 11% in Alta Equipment Group, Inc., and the Company had significant influence due to the equity ownership interest and board representation for both companies. The Company elected to account for these equity investments under the fair value option. The following tables contain summarized financial information for these companies, included below for purposes of the disclosure a quarter in arrears (balance sheet amounts as of September 30, 2024 and 2023, correspond to amounts as of December 31, 2024 and 2023, respectively, of the Company; income statement amounts during the twelve months ended September 30, 2024 and 2023, correspond to amounts during the year ended December 31, December 31, 2024 and 2023, respectively, of the Company), which is the period in which the most recent financial information is available:

	Synchronoss		Alta Equipment Group, Inc.
	As of September 30,		As of September 30, 2023
	2024	2023
Current assets	$77,940	$85,903	$784,300
Noncurrent assets	$221,758	$275,304	$696,100
Current liabilities	$41,553	$74,528	$569,800
Noncurrent liabilities	$210,342	$166,673	$763,100
Equity attributable to investee	$47,803	$120,006	$147,500
	Synchronoss		Alta Equipment Group, Inc.
	For the twelve months ended September 30,		For the twelve months ended September 30, 2023
	2024	2023
Revenues	$170,789	$234,699	$1,783,900
Cost of revenues	$68,365	$82,167	$1,298,900
Net (loss) income attributable to investees	$(38,283)	$(45,468)	$7,100

As of December 31, 2024 and 2023, the fair value of the equity investment in Synchronoss was $7,200 and $8,780, respectively. As of December 31, 2023, the fair value of the equity investment in Alta Equipment Group, Inc. was zero. These amounts are included in securities and other investments owned in the consolidated balance sheets.

Other Equity Investments

As of December 31, 2024, the Company had other equity investments where the Company is considered to have the ability to exercise influence since the Company has representation on the board of directors or the Company is presumed to have the ability to exercise significant influence since the investment is more than minor and the limited liability company is required to maintain specific ownership accounts for each member. The Company has elected to account for these equity investments under the fair value option. These equity investments are comprised of equity investments in five private companies at December 31, 2024 and six private companies at December 31, 2023. The following table contains summarized financial information for these companies, included below for purposes of the disclosure a quarter in arrears (balance sheet amounts as of September 30, 2024 and

BRC GROUP HOLDINGS, INC. (F/K/A B. RILEY FINANCIAL, INC.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except share data)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

2023, correspond to amounts as of December 31, 2024 and 2023, respectively, of the Company; income statement amounts during the twelve months ended September 30, 2024 and 2023, correspond to amounts during the year ended December 31, 2024 and 2023, respectively, of the Company), which is the period in which the most recent financial information is available:

	As of September 30,
	2024	2023
Current assets	$215,927	$281,610
Noncurrent assets	$572,628	$627,858
Current liabilities	$86,672	$150,114
Noncurrent liabilities	$105,711	$277,638
Preferred stock	$—	$4,500
Equity attributable to investee	$596,172	$477,216
	For the twelve months ended September 30,
	2024	2023
Revenues	$428,564	$551,374
Cost of revenue and expenses	$320,364	$383,461
Net (loss) income attributable to investees	$(43,372)	$35,898

As of December 31, 2024 and 2023, the fair value of these investments totaled $29,562 and $81,685, respectively, and are included in securities and other investments owned, at fair value in the consolidated balance sheets.

(u) Goodwill and Other Intangible Assets

The Company accounts for goodwill and intangible assets in accordance with the accounting guidance which requires that goodwill and other intangibles with indefinite lives be tested for impairment annually or on an interim basis if events or circumstances indicate that the fair value of an asset has decreased below its carrying value.

Goodwill includes the excess of the purchase price over the fair value of net assets acquired in business combinations and the acquisition of noncontrolling interests. ASC 350 — Intangibles — Goodwill and Other, as amended by Financial Accounting Standards Board (“FASB”) Accounting Standards Update (“ASU”) No. 2017-04, Simplifying the Test for Goodwill Impairment, permits management to perform a qualitative analysis to determine whether it is more likely than not that the fair value of a reporting unit is less than its corresponding carrying value. If management determines the reporting unit’s fair value is more likely than not less than its carrying value, a quantitative analysis will be performed to compare the fair value of the reporting unit with its corresponding carrying value. If the conclusion of the quantitative analysis is that the fair value is in fact less than the carrying value, management will recognize a goodwill impairment charge for the amount by which the reporting unit’s carrying value exceeds its fair value. Application of the goodwill impairment test requires judgment, including the identification of reporting units, assigning assets and liabilities to reporting units, assigning goodwill to reporting units, and determining the fair value. The Company operates five reporting units, which are the same as its reporting segments described in Note 24 — Business Segments comprised of the Capital Markets segment, Wealth Management segment, Communications segment, the Consumer Products segment, the E-Commerce segment, and the All Other category. Significant judgment is required to estimate the fair value of reporting units which includes estimating future cash flows, determining appropriate discount rates and other assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value and/or goodwill impairment.

BRC GROUP HOLDINGS, INC. (F/K/A B. RILEY FINANCIAL, INC.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except share data)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

The Company reviews the carrying value of its finite-lived amortizable intangibles and other long-lived assets for impairment at least annually or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of long-lived assets is measured by comparing the carrying amount of the asset or asset group to the undiscounted cash flows that the asset or asset group is expected to generate. If the undiscounted cash flows of such assets are less than the carrying amount, the impairment to be recognized is measured by the amount by which the carrying amount of the asset or asset group, if any, exceeds its fair market value.

In performing the annual review of goodwill and other intangible assets at December 31, 2024, qualitative factors indicated it could be more likely than not that the carrying value of goodwill and other intangible assets for the Nogin reporting unit could be impaired and the tradename for the Targus reporting unit could be impaired. For the Targus reporting unit, there were also qualitative factors in performing the interim and annual analysis at June 30, 2024, December 31, 2023 and September 30, 2023 that indicated it could be more likely than not that the carrying value of goodwill and tradename for the Targus reporting unit could be impaired. As more fully described in Note 10, based on the results of these analyses, the Company recorded non-cash impairment charges of $105,373 during the year ended December 31, 2024 which included impairment charges related to (a) indefinite lived assets of $84,345 related to goodwill and $5,000 related to tradenames and (b) $16,028 related to finite-lived intangible assets for customer relationships, internally developed software and other intangible assets, and trademarks. The Company recorded non-cash impairment charges of $70,333 during the year ended December 31, 2023 which included impairment charges related to (a) indefinite lived assets of $53,100 related to goodwill and $15,500 related to tradenames and (b) $1,733 related to finite-lived tradename in the Capital Markets segment that was no longer used by the Company.

(v) Fair Value Measurements

The Company’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the asset or liability. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. In general, fair values determined by Level 1 inputs utilize quoted prices (unadjusted) for identical instruments that are highly liquid, observable, and actively traded in over-the-counter markets. Fair values determined by Level 2 inputs utilize inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active and model-derived valuations whose inputs are observable and can be corroborated by market data. Level 3 inputs are unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level in the fair value hierarchy within which the fair value measurement in its entirety has been determined based on the lowest level input that is significant to the fair value measurement in its entirety. The Company’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the asset or liability.

The Company’s securities and other investments owned and securities sold and not yet purchased are comprised of common and preferred stocks and warrants, corporate bonds, and investments in partnerships. Investments in common stocks that are based on quoted prices in active markets are included in Level 1 of the fair value hierarchy. The Company also holds loans receivable valued at fair value, nonpublic common and preferred stocks and warrants

BRC GROUP HOLDINGS, INC. (F/K/A B. RILEY FINANCIAL, INC.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except share data)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

for which there is little or no public market and fair value is determined by management on a consistent basis. For investments where little or no public market exists, management’s determination of fair value is based on the best available information which may incorporate management’s own assumptions and involves a significant degree of judgment, taking into consideration various factors including earnings history, financial condition, recent sales prices of the issuer’s securities and liquidity risks. These investments are included in Level 3 of the fair value hierarchy. Investments in partnership interests include investments in private equity partnerships that primarily invest in equity securities, bonds, and direct lending funds. The Company also invests in priority investment funds and the underlying securities held by these funds are primarily corporate and asset-backed fixed income securities and restrictions exist on the redemption of amounts invested by the Company. The Company’s partnership and investment fund interests are valued based on the Company’s proportionate share of the net assets of the partnerships and funds; the value for these investments is derived from the most recent statements received from the general partner or fund administrator. These partnership and investment fund interests are valued at net asset value (“NAV”) and are excluded from the fair value hierarchy in the table below in accordance with ASC 820 — Fair Value Measurements. The investment strategy of these partnerships and investment funds is primarily for capital appreciation from investments in privately held technology and small and mid-cap companies. As of December 31, 2024 and 2023, partnership and investment fund interests valued at NAV of $15,867 and $35,196, respectively, and are included in securities and other investments owned in the accompanying consolidated balance sheets.

Securities and other investments owned also include investments in nonpublic entities that do not have a readily determinable fair value and do not report NAV per share. These investments are accounted for using a measurement alternative under which they are measured at cost and adjusted for observable price changes and impairments. Observable price changes result from, among other things, equity transactions for the same issuer executed during the reporting period, including subsequent equity offerings or other reported equity transactions related to the same issuer. For these transactions to be considered observable price changes of the same issuer, we evaluate whether these transactions have similar rights and obligations, including voting rights, distribution preferences, conversion rights, and other factors, to the investments we hold. As of December 31, 2024 and 2023, the following table presents the carrying value of equity securities measured under the measurement alternative investments and the related adjustments recorded during the periods presented for those securities with observable price changes:

	December 31, 2024	December 31, 2023
Securities and other investments owned, carrying value	$67,100	$64,455
Upward carrying value changes	1,848	100
Downward carrying value changes/impairment	(2)	(21,395)

The Company measures certain assets at fair value on a nonrecurring basis. These assets include equity method investments when they are deemed to be other-than-temporarily impaired, investments adjusted to their fair value by applying the measurement alternative, assets acquired and liabilities assumed in an acquisition or in a nonmonetary exchange, and property, plant and equipment and intangible assets that are written down to fair value when they are held for sale or determined to be impaired.

BRC GROUP HOLDINGS, INC. (F/K/A B. RILEY FINANCIAL, INC.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except share data)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

The following tables present information on the financial assets and liabilities measured and recorded at fair value on a recurring basis as of December 31, 2024 and 2023.

	Financial Assets and Liabilities Measured at Fair Value on a Recurring Basis at December 31, 2024 Using
	Fair value at December 31, 2024	Quoted prices in active markets for identical assets (Level 1)	Other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Assets:
Securities and other investments owned:
Equity securities	$165,408	$124,892	$—	$40,516
Corporate bonds	29,027	25,461	3,566	—
Other fixed income securities	4,923	—	4,923	—
Total securities and other investments owned	199,358	150,353	8,489	40,516
Loans receivable, at fair value	90,103	—	—	90,103
Total assets measured at fair value	$289,461	$150,353	$8,489	$130,619

Liabilities:
Securities sold not yet purchased:
Corporate bonds	$1,891	$—	$1,891	$—
Other fixed income securities	3,784	—	3,784	—
Total securities sold not yet purchased	5,675	—	5,675	—
Contingent consideration	4,538	—	—	4,538
Total liabilities measured at fair value	$10,213	$—	$5,675	$4,538
	Financial Assets and Liabilities Measured at Fair Value on a Recurring Basis at December 31, 2023 Using
	Fair value at December 31, 2023	Quoted prices in active markets for identical assets (Level 1)	Other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Assets:
Securities and other investments owned:
Equity securities	$647,122	$194,541	$—	$452,581
Corporate bonds	59,287	56,045	3,242	—
Other fixed income securities	2,989	—	2,989	—
Total securities and other investments owned	709,398	250,586	6,231	452,581
Loans receivable, at fair value	532,419	—	—	532,419
Total assets measured at fair value	$1,241,817	$250,586	$6,231	$985,000

Liabilities:
Securities sold not yet purchased:
Equity securities	$1,037	$1,037	$—	$—
Corporate bonds	5,971	—	5,971	—
Other fixed income securities	1,593	—	1,593	—
Total securities sold not yet purchased	8,601	1,037	7,564	—
Contingent consideration	25,194	—	—	25,194
Total liabilities measured at fair value	$33,795	$1,037	$7,564	$25,194

BRC GROUP HOLDINGS, INC. (F/K/A B. RILEY FINANCIAL, INC.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except share data)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

As of December 31, 2024 and 2023, financial assets measured and reported at fair value on a recurring basis and classified within Level 3 were $130,619 and $985,000, respectively, or 7.3% and 16.2%, respectively, of the Company’s total assets. In determining the fair value for these Level 3 financial assets, the Company analyzes various financial, performance and market factors to estimate the value, including where applicable, over-the-counter market trading activity.

The following table summarizes the significant unobservable inputs in the fair value measurement of level 3 financial assets and liabilities by category of investment and valuation technique as of December 31, 2024:

	Fair value at December 31, 2024	Valuation Technique	Unobservable Input	Range	Weighted Average(1)
Assets:
Equity securities	$34,654	Market approach	Multiple of EBITDA(2)	6.3x	6.3x
			Multiple of Sales	2.1x – 8.0x	3.1x
			Market price of related security	$9.97 – $11.10	$10.76
	5,862	Option pricing model	Annualized volatility	47.0% – 171.0%	87.0%
Loans receivable at fair value	86,150	Discounted cash flow	Market interest rate	7.3% – 69.1%	19.7%
	3,953	Market approach	Market price of related security	$9.60 – $16.48	$12.90
Total level 3 assets measured at fair value	$130,619

Liabilities:
Contingent consideration	4,538	Discounted cash flow	Market interest rate	5.0% – 7.5%	5.1%
Total level 3 liabilities measured at fair value	$4,538

____________

(1)      Unobservable inputs were weighted by the relative fair value of the financial instruments.

(2)      Multiple of earnings before interest, taxes, depreciation, and amortization (“EBITDA”).

BRC GROUP HOLDINGS, INC. (F/K/A B. RILEY FINANCIAL, INC.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except share data)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

The following table summarizes the significant unobservable inputs in the fair value measurement of level 3 financial assets and liabilities by category of investment and valuation technique as of December 31, 2023:

	Fair value at December 31, 2023	Valuation Technique	Unobservable Input	Range	Weighted Average(1)
Assets:
Equity securities	$324,279	Market approach	Multiple of EBITDA	0.7x – 13.5x	8.3x
			Multiple of Sales	0.8x to 3.5x	0.9x
			Market price of related security	$0.04 – $92.51	$12.27
	58,331	Discounted cash flow	Market interest rate	20.2% – 57.0%	24.60%
	69,971	Option pricing model	Annualized volatility	25.0% – 187.0%	67.0%
Loans receivable at fair value	512,522	Discounted cash flow	Market interest rate	10.0% – 41.6%	17.1%
	19,897	Market approach	Market price of related security	$19.87	$19.87
Total level 3 assets measured at fair value	$985,000

Liabilities:
Contingent consideration	25,194	Discounted cash flow	EBITDA volatility	70.0%	70.0%
			Asset volatility	69.0%	69.0%
			Market interest rate	8.5%	8.5%
Total level 3 liabilities measured at fair value	$25,194

____________

(1)      Unobservable inputs were weighted by the relative fair value of the financial instruments.

The changes in Level 3 fair value hierarchy during the year ended December 31, 2024 and 2023 are as follows:

	Level 3 Balance at Beginning of Year	Level 3 Changes During the Period						Level 3 Balance at End of Period	Change in unrealized gains (losses)(3)
		Fair Value Adjustments(1)	Relating to Undistributed Earnings	Purchases/ Originations	Sales	Settlements/ Repayments	Transfer in and/or out of Level 3(2)
Year Ended December 31, 2024
Equity securities	$452,581	$(349,918)	$20	$3,862	$(78,197)	$13,245	$(1,077)	$40,516	$(65,839)
Loans receivable at fair value	532,419	(325,499)	5,420	107,025	(30,936)	(198,326)	—	90,103	(335,295)
Contingent consideration	25,194	850	—	—	—	(10,693)	(10,813)	4,538	—

Year Ended December 31, 2023
Equity securities	$153,972	$(4,600)	$(22)	$341,802	$(44,383)	$—	$5,812	$452,581	$(21,987)
Loans receivable at fair value	701,652	20,225	(3,105)	531,844	(84,984)	(632,963)	(250)	532,419	21,641
Contingent consideration	30,773	(4,170)	—	—	—	(1,409)	—	25,194	—

____________

(1)      Fair value adjustments during the year ended December 31, 2024 includes the following: $(349,918) of realized and unrealized gains (losses) on equity securities is comprised of $(70,437) of realized and unrealized gains (losses) included in trading (loss) income and $(279,481) of realized and unrealized gains (losses) included in other income (loss) — realized and unrealized gains (losses) on investments, $(325,499) of fair value adjustments on loans included in fair value adjustments on loans, and $850 related to contingent consideration included in selling, general and administrative expenses in the consolidated statement of operations. Fair value adjustments during the year ended December 31, 2023 includes the following: $(4,600)

BRC GROUP HOLDINGS, INC. (F/K/A B. RILEY FINANCIAL, INC.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except share data)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

          of realized and unrealized gains (losses) on equity securities is comprised of $10,883 of realized and unrealized gains (losses) included in trading (loss) income and $(15,483) of realized and unrealized gains (losses) included in other income (loss) — realized and unrealized gains (losses) on investments, $20,225 of fair value adjustments on loans included in fair value adjustments on loans, and $(4,170) related to contingent consideration included in selling, general and administrative expenses in the consolidated statement of operations.

(2)      The $10,813 transfer out of Level 3 represents the reclassification of contingent consideration associated with Atlantic Coast Recycling to liabilities held for sale during the year ended December 31, 2024. Refer to Note 4 for more information.

(3)      For the years ended December 31, 2024 and 2023, the change in unrealized gains (losses) is related to financial instruments held at the end of each respective reporting period.

The carrying amounts reported in the consolidated financial statements for cash and cash equivalents, restricted cash, accounts receivable, accounts payable and accrued expenses and other liabilities approximate fair value based on the short-term maturity of these instruments.

As of December 31, 2024 and 2023, the senior notes payable had a carrying amount of $1,530,561 and $1,668,021, respectively, and a fair value of $769,476 and $1,127,503, respectively. The aggregate carrying amount of the Company’s notes payable, revolving credit facility, and term loans of $243,779 and $688,343 as of December 31, 2024 and 2023, respectively, approximates fair value because the effective yield of such instrument is consistent with current market rates of interest for instruments of comparable credit risk.

The investments in nonpublic entities that do not report NAV are measured at cost, adjusted for observable price changes and impairments, with changes recognized in realized and unrealized gains (losses) on investments on the consolidated statements of operations. These investments are evaluated on a nonrecurring basis based on the observable price changes in orderly transactions for the identical or similar investment of the same issuer. Further adjustments are not made until another observable transaction occurs. Therefore, the determination of fair values of these investments in nonpublic entities that do not report NAV does not involve significant estimates and assumptions or subjective and complex judgments. Investments in nonpublic entities that do not report NAV are subject to a qualitative assessment for indicators of impairment. If indicators of impairment are present, the Company is required to estimate the investment’s fair value and immediately recognize an impairment charge in an amount equal to the investment’s carrying value in excess of its estimated fair value.

The following table presents information on the assets measured at fair value on a nonrecurring basis by level within the fair value hierarchy as of December 31, 2024 and 2023. These investments were measured due to an observable price change or impairment during the years ended December 31, 2024 and 2023.

	Fair Value Measurement Using
	Total	Quoted prices in active markets for identical assets (Level 1)	Other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
As of December 31, 2024
Investments in nonpublic entities that do not report NAV	$7,294	$—	$7,294	$—
As of December 31, 2023
Investments in nonpublic entities that do not report NAV	$1,628	$—	$1,602	$26

BRC GROUP HOLDINGS, INC. (F/K/A B. RILEY FINANCIAL, INC.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except share data)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(w) Foreign Currency Translation

The Company transacts business in various foreign currencies. In countries where the functional currency of the underlying operations has been determined to be the local country’s currency, revenues and expenses of operations outside the United States are translated into United States dollars using average exchange rates while assets and liabilities of operations outside the United States are translated into United States dollars using period-end exchange rates. The effects of foreign currency translation adjustments are included in stockholders’ equity as a component of accumulated other comprehensive income in the accompanying consolidated balance sheets. Transaction gains were $2,843 and losses were $2,294 during the years ended December 31, 2024 and 2023, respectively. These amounts are included in selling, general and administrative expenses in the Company’s consolidated statements of operations.

(x) Redeemable Noncontrolling Interests in Equity of Subsidiaries

The Company records redeemable noncontrolling interests in equity of subsidiaries to reflect the economic interests of the class A ordinary shareholders in the BRPM 250 sponsored SPAC and the 20% noncontrolling interest of Lingo Management, LLC (“Lingo”), which on February 24, 2023, the Company acquired, increasing its ownership interest in Lingo to 100%. These interests are presented as redeemable noncontrolling interests in equity of subsidiaries within the consolidated balance sheet, outside of the permanent equity section. The class A ordinary shareholders of BRPM 250 have redemption rights that are considered to be outside of the Company’s control. Remeasurements to the redemption value of the redeemable noncontrolling interest in equity of subsidiaries are recorded within retained earnings (accumulated deficit). The operating agreement with Lingo has provisions which result in the noncontrolling interest being accounted for as temporary equity. Net income (losses) are reflected in net income (loss) attributable to noncontrolling interests and redeemable noncontrolling interests in the consolidated statement of operations.

Changes to redeemable noncontrolling interest consist of the following:

Amount
Balance, December 31, 2022	$178,622
Net loss	(146)
Purchase of Lingo minority interest	(11,190)
Remeasurement adjustments for Lingo and BRPM 250	8,477
Redemption of BRPM 250 Class A common stock	(175,763)
Balance, December 31, 2023	$—

(y) Common Stock Warrants

On October 28, 2019, the Company issued 200,000 warrants to purchase common stock of the Company with a warrant expiration date of February 2025 (the “BR Brands Warrants”) in connection with the acquisition of the majority ownership interest in BR Brand Holdings LLC. The BR Brands Warrants entitle the holders of the warrants to acquire shares of the Company’s common stock from the Company at an exercise price of $26.24 per share. One-third of the BR Brands Warrants immediately vested and became exercisable upon issuance, and the remaining two-thirds of warrants vested and became exercisable on the second anniversary of the closing, upon the BR Brands’ satisfaction of specified financial performance targets. The BR Brands warrants expired in February 2025. As of December 31, 2024 and 2023, zero and 200,000 BR Brands warrants were outstanding, respectively. In April 2024, 200,000 shares of the Company’s common stock were issued in connection with the exercise of all of the warrants for cash in the amount of $653.

BRC GROUP HOLDINGS, INC. (F/K/A B. RILEY FINANCIAL, INC.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except share data)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(z) Equity Method Investments

As of December 31, 2024 and 2023, an equity investment that is accounted for under the equity method of accounting had a carrying value of $85,487 and $2,087, respectively, which is included in prepaid expenses and other assets in the accompanying consolidated balance sheets. The Company’s share of earnings or losses from equity method investees included in income (loss) from equity investments was $31 and $(152) during the years ended December 31, 2024 and 2023, respectively, in the consolidated statements of operations.

bebe stores, inc.

The Company had a 40.1% ownership interest in bebe at December 31, 2022 which was accounted for under the equity method of accounting for the periods presented prior to the Company obtaining a controlling interest in bebe on October 6, 2023 due to the purchase of an additional 3,700,000 shares for an aggregate purchase price of $18,500 that resulted in an increase in the Company’s ownership to 76.2%. Prior to October, 2023, the investment in bebe was included in prepaid expenses and other assets in the consolidated balance sheets. On October 6, 2023, the fair value of the Company’s existing equity interest in bebe was revalued at $30,575 as a result of obtaining a controlling interest from the purchase of additional shares.

The carrying value of the Company’s equity method investment in bebe was remeasured at fair value in the amount of $30,575 on October 6, 2023 upon obtaining the controlling interest in bebe. Since the transaction price to obtain the controlling interest on a per share basis was less than the aggregate carrying value of the Company’s investment by $12,891, upon remeasurement, the Company recorded a loss for this in the amount of $12,891 at September 30, 2023, which is included in other income (expense) — change in fair value of financial instruments and other in the accompanying consolidated statements of operations. During the year ended December 31, 2023, the Company received dividends from the equity investment in bebe of $245.

Great American Group

As discussed in Note 4 — Discontinued Operations and Assets Held for Sale, after the completion of the sale of a majority interest in Great American NewCo on November 15, 2024, the Company retained a non-controlling equity interest which is comprised of (a) 93.2% of the issued and outstanding class B preferred limited liability company units of Great American NewCo (which will have a 2.3% payment-in-kind coupon and an initial aggregate liquidation preference of approximately $183,000) (the “Class B Preferred Units”) and (b) 44.2% of the issued and outstanding Common Units. This equity method investment is accounted for in the Company’s financial statements under the equity method of accounting a quarter in arrears, and no income or loss has been recorded in the Company’s consolidated financial statements for this equity method investment for the period November 15, 2024 to December 31, 2024.

Upon deconsolidation of Great American NewCo, the Company’s equity investment was valued at $82,462 and is included in prepaid expenses and other assets in the consolidated balance sheet. The fair value of the equity investment at November 15, 2024, is comprised of the Class B Preferred Units and the Common Units owned by the Company. The Class B Preferred Units were valued at November 15, 2024 using a discounted cash flow model with a discount rate of 19.2% with an estimated investment exit date of five years from the transaction date. The fair value of the common units at November 15, 2024 was determined using a market multiple approach utilizing an EBITDA multiple of 8.3 based upon guideline public companies and further supported by the transaction price in the Equity Purchase Agreement.

Other Equity Method Investments

The Company had other equity method investments over which the Company exercises significant influence but that did not meet the requirements for consolidation, the largest ownership interest being a 40% ownership interest in Lingo, which was acquired in November 2020. On May 31, 2022, the Company’s ownership increased to 80% and Lingo’s operating results were consolidated with the Company. On February 24, 2023, the Company acquired the

BRC GROUP HOLDINGS, INC. (F/K/A B. RILEY FINANCIAL, INC.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except share data)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

remaining 20% ownership in Lingo, increasing the Company’s ownership interest from 80% to 100%. The equity ownership in these other investments was accounted for at the applicable times under the equity method of accounting and was included in prepaid expenses and other assets in the consolidated balance sheets.

(aa) Supplemental Non-cash Disclosures

During the year ended December 31, 2024, there was non-cash investing activity related to the receipt of a note receivable in the amount of $2,000 related to the sale of certain assets, $53,530 related to a loan receivable, at fair value that converted into equity securities, DIP loan conversion to purchase consideration equity for the purchase of Nogin in the amount of $37,700, and the receipt of $16,698 in loans receivable and $82,462 in non-controlling equity interest related to the sale of Great American Group During the year ended December 31, 2024, there was non-cash financing activity related to the Company’s redemption of its 6.375% Senior Notes due 2025 in the aggregate principal amount of $1,130 in exchange for 36,903 shares of its common stock at fair value of $1,011 for a net gain on extinguishment of debt of $120. During the year ended December 31, 2024, other non-cash activities included the recognition of new operating lease right-of-use assets, and corresponding operating lease liabilities, of $3,294.

During the year ended December 31, 2023, non-cash activities related to the sale of BRRII and other businesses consisted of: (1) non-cash investing activity for a decrease in loans receivable of $124,397 and receipt of a loan receivable in the amount of $58,872, and (2) non-cash financing activity for a decrease in term loan in the amount of $65,790 and decrease in non-controlling interest related to the distribution of equity of subsidiary of $3,374. Other non-cash investing activities during the year ended December 31, 2023 included $26,817 of notes receivable that converted into equity securities; $23,668 of other receivables financed with a loan receivable; $1,190 of loans receivable, at fair value, that was included in consideration paid for the purchase of the Lingo noncontrolling interest; and $2,111 of common stock issued as part of the purchase price consideration for a business acquisition. During the year ended December 31, 2023, non-cash financing activities also included $7,000 in seller financing related to the purchase of the Lingo noncontrolling interest. During the year ended December 31, 2023, other non-cash activities included the recognition of new operating lease right-of-use assets of $14,570 and the recognition of new operating lease liabilities of $14,570.

(ab) Variable Interest Entities

The Company holds interests in various entities that meet the characteristics of a VIE but are not consolidated as the Company is not the primary beneficiary. Interests in these entities are generally in the form of equity interests, loans receivable, or fee arrangements.

The Company determines whether it is the primary beneficiary of a VIE at the time it becomes involved with a VIE and reconsiders that conclusion at each reporting date. In evaluating whether the Company is the primary beneficiary, the Company evaluates its economic interests in the entity held either directly by the Company or indirectly through related parties.

The party with a controlling financial interest in a VIE is known as the primary beneficiary and consolidates the VIE. The Company determines whether it is the primary beneficiary of a VIE by performing an analysis that principally considers: (a) which variable interest holder has the power to direct the activities of the VIE that most significantly impact the VIE’s economic performance; (b) which variable interest holder has the obligation to absorb losses or the right to receive benefits from the VIE that could potentially be significant to the VIE; (c) the VIE’s purpose and design, including the risks the VIE was designed to create and pass through to its variable interest holders; (d) the terms between the VIE and its variable interest holders and other parties involved with the VIE; and (e) related-party relationships with other parties that may also have a variable interest in the VIE.

BRC GROUP HOLDINGS, INC. (F/K/A B. RILEY FINANCIAL, INC.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except share data)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

On August 21, 2023, in connection with the FRG take-private transaction, one of the Company’s subsidiaries and an affiliate of Mr. Kahn (the “Kahn Borrower”) entered into an amended and restated a promissory note. The Company was not involved in the design of the Kahn Borrower, has no equity financial interest, and has no rights to make decisions or participate in the management of the Kahn Borrower that significantly impact the economics of the Kahn Borrower. Since the Company does not have the power to direct the activities of the Kahn Borrower, the Company is not the primary beneficiary and therefore does not consolidate the Kahn Borrower. The promissory note is included in loans receivable, at fair value in the Company’s consolidated financial statements and is a variable interest in accordance with the accounting guidance. As of December 31, 2024, the collateral underlying the promissory note was impaired, and the fair value of the promissory note was significantly reduced due to Freedom VCM’s Chapter 11 bankruptcy filing on November 3, 2024 (see Notes 2(s) and 2(t) for further discussion). As of December 31, 2024 and 2023, the maximum amount of loss exposure to the VIE on a fair value basis was $2,057 and $209,395.

The Company, has entered into agreements to provide investment banking and advisory services to numerous investment funds (the “Funds”) that are considered variable interest entities under the accounting guidance.

The Company earns fees from the Funds in the form of placement agent fees and carried interest. For placement agent fees, the Company receives a cash fee of generally 7% to 10% of the amount of raised capital for the Funds and the fee is recognized at the time the placement services occurred. The Company receives carried interest as a percentage allocation (8% to 15%) of the profits of the Funds as compensation for asset management services provided to the Funds and it is recognized under the ownership model of ASC 323 — Investments — Equity Method and Joint Ventures as an equity method investment with changes in allocation recorded currently in the results of operations. As the fee arrangements under such agreements are arm’s length and contain customary terms and conditions and represent compensation that is considered fair value for the services provided, the fee arrangements are not considered variable interests and accordingly, the Company does not consolidate such VIEs.

Placement agent fees attributable to such arrangements during the years ended December 31, 2024 and 2023 were $866 and $3,382, respectively, and are included in services and fees in the consolidated statements of operations.

The carrying amounts included in the Company’s consolidated financial statements related to variable interests in VIEs that were not consolidated is shown below.

	December 31, 2024	December 31, 2023
Securities and other investments owned, at fair value	$—	$28,573
Loans receivable, at fair value	28,193	250,801
Other assets	3,359	11,418
Maximum exposure to loss	$31,552	$290,792

Bicoastal Alliance, LLC (“Bicoastal”)

On May 3, 2024, as part of the acquisition of Nogin, the Company acquired a 50% equity interest in Bicoastal through a wholly owned subsidiary of Nogin. Bicoastal is a holding company designed to manage the investments, including strategy and operations, for two brand apparel operating companies. The Company determined Bicoastal is a variable interest entity as it does not have sufficient resources to carry out its management activities without additional financial support. The Company determined that it has the power to direct the activities that most significantly impact Bicoastal’s economic performance, has more equity capital at risk, and is expected to continue to fund operations. Therefore, the Company determined that it is the primary beneficiary of Bicoastal and has consolidated its results into the Company’s consolidated financial statements.

BRC GROUP HOLDINGS, INC. (F/K/A B. RILEY FINANCIAL, INC.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except share data)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

On August 14, 2024, Bicoastal entered into an agreement to acquire the remaining 50% equity interest upon paydown of a $700 note payable to the noncontrolling interest noteholder with a final repayment date and equity ownership interest transfer date of June 30, 2025. Subsequent to December 31, 2024 this equity interest was included in the assets of Nogin that were transferred to an assignee for the benefits of creditors as more fully described in Note 25.

B. Riley Principal 250 Merger Corporation (“BRPM”)

In 2021, the Company along with BRPM 250, a newly formed special purpose acquisition company incorporated as a Delaware corporation, consummated the initial public offering of 17,250,000 units of BRPM 250. Each Unit of BRPM 250 consisted of one share of class A common stock and one-third of one redeemable warrant, each whole warrant entitling the holder thereof to purchase one share of BRPM 250 class A common stock at an exercise price of $11.50 per share. The BRPM 250 Units were each sold at a price of $10.00 per unit, generating gross proceeds to BRPM 250 of $172,500. These proceeds were deposited in a trust account established for the benefit of the BRPM 250 class A public shareholders and was included in prepaid expenses and other assets in the consolidated balance sheets. These proceeds are invested only in U.S. treasury securities in accordance with the governing documents of BRPM 250. Under the terms of the BRPM 250 initial public offering, BRPM 250 was required to consummate a business combination transaction within 24 months (or 27 months under certain circumstances) of the completion of its respective initial public offering.

In connection with the completion of the initial public offering of BRPM 250, the Company invested in the private placement units of BRPM 250. BRPM 250 was determined to be a VIE because it did not have enough equity at risk to finance its activities without additional subordinated financial support. The Company had determined that the class A shareholders of BRPM 250 do not have substantive rights as shareholders of BRPM 250 since these equity interests are determined to be temporary equity. As such, the Company has determined that it is the primary beneficiary of BRPM 250 as it has the right to receive benefits or the obligation to absorb losses, as well as the power to direct a majority of the activities that significantly impact BRPM 250’s economic performance. Since the Company is determined to be the primary beneficiary, BRPM 250 was consolidated into the Company’s consolidated financial statements.

On April 21, 2023, the Board of Directors of BRPM 250 approved a plan to redeem all of the outstanding shares of Class A common stock of BRPM 250, effective as of May 4, 2023. The BRPM 250 Class A public shares were deemed cancelled on May 4, 2023, and the funds held in trust were used to fund the corresponding redemption amounts to the BRPM 250 Class A shareholders and BRPM 250 was no longer a VIE.

(ac) Reclassifications

Certain prior period amounts have been reclassified to conform with the current period presentation. Certain amounts reported in Inventory during the year ended December 31, 2023 have been reclassified as rental merchandise, net in the prepaid expenses and other assets note during the year ended December 31, 2024. In addition, certain amounts reported in selling, general and administrative expenses in the consolidated statements of operations for the year ended December 31, 2023 have been reclassified to loss on extinguishment of debt. Certain prior-year amounts have also been reclassified to conform to the current-year’s presentation as a result of discontinued operations and held for sale, see Note 4. These reclassifications had no effect on previously reported net income (loss), total assets, total liabilities, or stockholders’ equity (deficit).

(ad) Contingent Consideration

Contingent consideration is comprised of contractual earnouts or milestones in connection with the Company’s purchase of businesses and is initially recorded as purchase consideration in the purchase price allocation with a corresponding liability at the acquisition date measured at fair value with valuation methodologies as described in Note 2(v). Subsequent changes in the fair value of contingent consideration during the reporting period are recognized in selling, general and administrative expenses in the Company’s consolidated statements of operations.

BRC GROUP HOLDINGS, INC. (F/K/A B. RILEY FINANCIAL, INC.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except share data)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(ae) Transfer of Financial Assets

As discussed in more detail in Note 4 — Discontinued Operations and Assets Held for Sale, the Company’s controlling and non-controlling equity interest in assets and certain intellectual properties related to the Brands Transaction were contributed and transferred to a securitization financing vehicle in exchange for consideration upon sale. Transfers of financial assets are accounted for as sales when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Company, (2) the transferee obtains the right (free of conditions that preclude it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Company does not maintain effective control over the transferred assets. Transfers of assets that meet the sale criteria under ASC 860, Transfers and Servicing, are derecognized from the Consolidated Balance Sheets at the time of transfer, and assets and liabilities incurred in connection with transfers reported as sales are initially recognized in the Consolidated Balance Sheets at fair value. Gains and losses stemming from transfers reported as sales are included in the “Income from discontinued operations, net of income taxes” line item in the Consolidated Statements of Operations.

(af) Recent Accounting Standards

Not yet adopted

In November 2024, the FASB issued ASU 2024-03, Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures. This ASU requires additional expense disclosures by public entities in the notes to the financial statements. The ASU outlines the specific costs that are required to be disclosed which include such costs as: purchases of inventory, employee compensation, depreciation, intangible asset amortization, selling costs, and depreciation, depletion, and amortization related to oil and gas production. It also requires qualitative descriptions of the amounts remaining in the relevant expense income statement captions that are not separately disaggregated quantitatively in the notes to the financial statements and the entity’s definition of selling expenses. The disclosures are required for each interim and annual reporting period. In January 2025, the FASB issued ASU 2025-01 which clarified the effective date for entities that do not have an annual reporting period that ends on December 31st. The guidance is effective for annual periods beginning after December 15, 2026, and interim reporting periods within annual reporting periods beginning after December 15, 2027, with early adoption permitted. The Company has not yet adopted this update and is currently evaluating the effect this new standard will have on its financial position and results of operations.

In December 2023, the FASB issued ASU 2023-09, Improvements to Income Tax Disclosures. The amendments in this update improve income tax disclosure requirements related to the transparency of rate reconciliation and income taxes paid disclosures and the effectiveness and comparability of disclosures of pretax income (or loss) and income tax expense (or benefit). The amendments in this update are effective for annual periods beginning after December 15, 2024. Early adoption is permitted. The update should be applied on a prospective basis. The Company has not yet adopted this update and is currently evaluating the effect this new standard will have on its financial position and results of operations.

Recently adopted

In November 2023, the FASB issued ASU 2023-07, Improvements to Reportable Segment Disclosures, which requires a public entity to disclose significant segment expenses and other segment items on an annual and interim basis and provide in interim periods all disclosures about a reportable segment’s profit or loss and assets that are currently required annually. Additionally, it requires a public entity to disclose the title and position of the Chief Operating Decision Maker (“CODM”). The ASU does not change how a public entity identifies its operating segments, aggregates them, or applies the quantitative thresholds to determine its reportable segments. The Company adopted the new standard effective December 31, 2024. As a result, the Company has enhanced our segment disclosures in Note 24 “Business Segments” to include the titles and positions of individuals comprising the CODM and significant expense categories and amounts included in segment profit or loss that are regularly provided to the CODM. The adoption of this ASU affects only the disclosures, with no impacts to the financial position and results of operations.

BRC GROUP HOLDINGS, INC. (F/K/A B. RILEY FINANCIAL, INC.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except share data)

NOTE 3 — ACQUISITIONS

2024 Acquisitions

On May 3, 2024, one of the Company’s wholly owned subsidiaries completed the acquisition of Nogin for a total purchase consideration of approximately $56,370, which consisted of $37,700 in DIP financing (see Note 2(s)) and an additional $18,670 in cash consideration. To fund the $18,670 in cash consideration, contemporaneous with the closing, the acquired company issued $15,000 of convertible debt. In accordance with ASC 805, the Company used the acquisition method of accounting for this acquisition. Goodwill of $56,028 and other intangible assets of $17,350 were recorded as a result of the acquisition. The acquisition complements the Company’s principal investments strategy and offers potential growth to the Company’s portfolio of principal investments.

The assets and liabilities of Nogin, both tangible and intangible, were recorded at their estimated fair values as of the May 3, 2024 acquisition date. Acquisition related costs, such as legal, accounting, valuation and other professional fees related to the acquisition of Nogin, were charged against earnings in the amount of $2,425 and included in selling, general and administrative expenses in the consolidated statements of operations for the year ended December 31, 2024. Nogin goodwill recognized subsequent to the acquisition will be non-deductible for tax purposes.

The fair value of acquisition consideration and purchase price allocation were as follows:

Consideration paid:
Cash	$18,670
Credit bid – Settlement of DIP Facility	37,700
Total Consideration	$56,370

Assets acquired and liabilities assumed:
Cash and cash equivalents	$604
Accounts receivable	421
Prepaid and other assets	6,826
Operating lease right-of-use assets	740
Property and equipment	400
Other intangible assets	17,350
Deferred income taxes	227
Accounts payable	(9,731)
Accrued expenses and other liabilities	(10,309)
Deferred revenue	(95)
Operating lease liabilities	(740)
Note payable	(700)
Net tangible assets acquired and assumed	4,993
Goodwill	56,028
Noncontrolling interest	(4,651)
Total	$56,370

During the year ended December 31, 2024, goodwill for Nogin increased by $1,636 related to certain purchase price accounting adjustments.

The following is a summary of identifiable intangible assets acquired and the related expected lives for the finite-lived intangible assets:

Category	Useful life	Fair Value
Customer relationships	9 Years	$10,300
Internally developed software and other intangibles	8 Years	3,950
Trademarks	10 Years	3,100
Total		$17,350

BRC GROUP HOLDINGS, INC. (F/K/A B. RILEY FINANCIAL, INC.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except share data)

NOTE 3 — ACQUISITIONS (cont.)

As described in Note 2(s), the Company had entered into a Chapter 11 RSA with Nogin prior to the acquisition date. As part of Nogin’s Chapter 11 restructuring activities, it ceased the sale of brand apparel merchandise and eliminated warehousing and other costs associated with the inventory, among other things. The Company has determined that the preparation of pro forma financial information would be impracticable due to the significant estimates of amounts needed to reflect Nogin’s historical financial information with its operations emerging from bankruptcy.

2023 Acquisitions

On October 6, 2023, the Company purchased an additional 3,700,000 shares of bebe for an aggregate purchase price of $18,500, resulting in an increase in the Company’s ownership interest to 76.2%. The purchase of these additional shares resulted in the Company having a majority voting interest in bebe and the consolidation of bebe financial results for periods subsequent to October 6, 2023. The Company used the acquisition method of accounting and determined the fair value of assets exceeded consideration by $15,903 which was recorded as a bargain purchase gain during the three months ended December 31, 2023. The gain on bargain purchase was included within other income (expense) in gain on bargain purchase in the consolidated statements of operations. The bargain purchase gain resulted from the Company’s specific deferred tax asset attributes associated with the utilization of bebe’s net operating losses. bebe is included in the All Other category that is reported with Corporate and Other in Note 24 — Business Segments.

Freedom VCM Equity Investment Acquisition — Pro Forma Financial Information

On August 21, 2023, the Company acquired approximately 31% equity interest in Freedom VCM for total consideration of $281,144. The equity interest was acquired in connection with Freedom VCM’s acquisition of FRG by a buyer group that included members of senior management of FRG, led by Brian Kahn, FRG’s then Chief Executive Officer as part of the FRG take-private transaction.

The unaudited pro-forma financial information for the year ended December 31, 2023 in the table below summarizes the results of operations of the Company and the equity investment in Freedom VCM as though the acquisition of the approximately 31% equity investment on August 21, 2023 had occurred as of the beginning of the year on January 1, 2023. The pro-forma financial information presented includes the effects of the common stock offering in July 2023 and adjustments related to additional interest expense from borrowings that the Company used to finance the acquisition of the equity interest. The Company has elected to account for the acquisition of the equity investment under the fair value option and any changes in fair value of the equity investment during future periods will be recorded in the consolidated statements of operations.

The pro forma financial information as presented below is for informational purposes only and is not necessarily indicative of the results of operations that would have been achieved if the acquisition of the equity investment had taken place at the beginning of the earliest period presented, nor does it intend to be a projection of future results.

Pro Forma (unaudited) Year Ended December 31, 2023
Revenues	$1,643,600
Net loss attributable to Registrant	$(105,750)
Net loss attributable to common shareholders	$(113,807)

Basic loss per share	$(3.74)
Diluted loss per share	$(3.74)

Weighted average basic shares outstanding	30,456,631
Weighted average diluted shares outstanding	30,456,631

BRC GROUP HOLDINGS, INC. (F/K/A B. RILEY FINANCIAL, INC.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except share data)

NOTE 3 — ACQUISITIONS (cont.)

Valuation Assumptions for Purchase Price Allocation

Our valuation assumptions used to value the acquired assets and assumed liabilities require significant estimates, especially with respect to intangible assets, inventories, property and equipment, and deferred income taxes. In determining the fair value of intangible assets acquired, the Company must make assumptions about the future performance of the acquired businesses, including among other things, the forecasted revenue growth attributable to the asset groups and projected operating expenses and other benefits expected to be achieved by combining the businesses acquired with the Company. The intangible assets acquired are primarily comprised of customer relationships, trademarks, and developed technology. The Company utilized widely accepted income-based, market-based, and cost-based valuation approaches to perform the preliminary purchase price allocations. The estimated fair value of the customer relationships and backlog are determined using the multi-period excess earnings method and the estimated fair value of the trade names and trademarks and developed technology are determined using the relief from royalty method. Both methods require forward looking estimates that are discounted to determine the fair value of the intangible asset using a risk-adjusted discount rate that is reflective of the level of risk associated with future estimates associated with the asset group that could be affected by future economic and market conditions.

NOTE 4 — DISCONTINUED OPERATIONS AND ASSETS HELD FOR SALE

Assets Held For Sale

Wealth Management

On October 31, 2024, the Company signed a definitive agreement to sell a portion of the Company’s (W-2) Wealth Management business to Stifel for estimated net consideration based on the number of advisors that join Stifel at closing, among other things. Upon closing the transaction on April 4, 2025, the sale was completed for net cash consideration of $26,037, representing 36 financial advisors whose managed accounts represent approximately $4.0 billion, or 19.3%, of total assets under management (“AUM”) as of December 31, 2024.

Atlantic Coast Recycling

On March 3, 2025, the Company and BR Financial, B. Riley Environmental Holdings, LLC, and other indirect subsidiaries of the Company which included the Atlantic Companies, entered into the MIPA, whereby the Interests owned by BR Financial and the minority holders were sold to a third party in accordance with the terms of the MIPA on March 3, 2025. The Interests were sold to the third party on March 3, 2025 for a purchase price of $102,478, subject to certain adjustments and a holdback amount pending receipt of a certain third party consent, resulting in cash proceeds of $68,638 to the Company after adjustments for amounts allocated to non-controlling interests, repayment of contingent consideration, transaction costs and other items directly attributable to the closing of the transaction. Of the $68,638 of cash proceeds received by the Company, approximately $22,610 was used to pay interest, fees, and principal on the Credit Facility entered into with Oaktree Capital Management, L.P. on February 26, 2025 as further discussed in Note 25 — Subsequent Events. A gain of $52,705 was recognized in the first quarter of 2025 from this sale.

The Company determined that the assets and liabilities associated with the Wealth Management and Atlantic Coast Recycling transactions met the criteria under ASC 360 Impairment and Disposal of Long-Lived Assets to be classified as held for sale as of December 31, 2024 and are properly presented in the Consolidated Balance Sheets. Operating results from the disposal groups comprising the Wealth Management business and Atlantic Coast Recycling contributed to Wealth Management and All Other segment categories, respectively, operating incomes for the year ended December 31, 2024.

BRC GROUP HOLDINGS, INC. (F/K/A B. RILEY FINANCIAL, INC.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except share data)

NOTE 4 — DISCONTINUED OPERATIONS AND ASSETS HELD FOR SALE (cont.)

Assets and liabilities held for sale consist of the following:

	As of December 31, 2024
	Wealth Management	Atlantic Coast Recycling	Total
Assets Held for Sale
Cash and cash equivalents	$—	$1,324	$1,324
Accounts receivable, net of allowance of $18	—	3,698	3,698
Prepaid expenses and other assets	3,704	2,427	6,131
Operating lease right-of-use assets	512	21,127	21,639
Property and equipment, net	71	22,799	22,870
Goodwill	13,861	3,280	17,141
Other intangible assets, net	2,678	9,242	11,920
Total assets held for sale	$20,826	$63,897	$84,723

Liabilities Held for Sale
Accounts payable	$—	$1,410	$1,410
Accrued expenses and other liabilities	—	13,290	13,290
Operating lease liabilities	525	24,371	24,896
Notes payable	—	1,909	1,909
Total liabilities held for sale	$525	$40,980	$41,505

Discontinued Operations

The Company presents a disposition of a component, being an operating or reportable segment, business unit, subsidiary or asset group, that represents a strategic shift that has or will have a major effect on the Company’s operations and financial results as discontinued operations when the components meet the criteria to be classified as held for sale. The following operations have been presented as discontinued operations.

Brands Transaction

On October 25, 2024, the Company completed a transaction whereby the Company contributed and transferred its controlling equity interest in the assets and intellectual properties related to the licenses of Catherine Malandrino, English Laundry, Joan Vass, Kensie Girl, Limited Too and Nanette Lepore (or “Six Brands”), which were previously consolidated in the Company’s financial statements, and the noncontrolling equity interests the Company owned in the assets and intellectual properties of Hurley, Justice, and Scotch & Soda (collectively with Six Brands the “Brands Interests”), which the Company had elected to account for the equity investments under the fair value option, into a securitization financing vehicle in exchange for $189,300 in net proceeds. As noted in Note 2(ae) — Transfer of Financial Assets, the Company accounted for this transfer of financial assets as a sale. During the year ended December 31, 2024, upon deconsolidation of the Six Brands, the Company recognized a loss on disposal of discontinued operations of $(40,782) and the Company recognized a write-down in the fair value of the equity investments in Hurley, Justice, and Scotch & Soda of $(87,810) that is reported in realized and unrealized (losses) gains on investments in discontinued operations below. In addition, the Company’s ownership interest in the Brand Interests will be reported as a non-controlling equity investment that is estimated to have a nominal value as a result of the liquidation preferences and notes that were issued as part of the secured financing.

Additionally, in connection with the Brands Interests contribution and transfer noted above, the Company entered into a membership interest purchase agreement dated October 25, 2024, whereby the Company’s subsidiary bebe sold its limited liability company equity interests in BB Brand Holdings and BKST Brand Management (the “bebe Brands”), which the Company had elected to account for the equity investments in the bebe Brands under

BRC GROUP HOLDINGS, INC. (F/K/A B. RILEY FINANCIAL, INC.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except share data)

NOTE 4 — DISCONTINUED OPERATIONS AND ASSETS HELD FOR SALE (cont.)

the fair value option for $46,624 in net cash proceeds. During the year ended December 31, 2024, the Company recognized a write-down in fair value of equity investment in the bebe Brands of $(21,386) that is reported in realized and unrealized (losses) gains on investments in discontinued operations below. Upon closing of the bebe Brands sale, proceeds of $22,188 was used to pay off the then outstanding balance of the bebe Credit Agreement in full (see Note 13 — Term Loans and Revolving Credit Facility) and $224 of loan-related pay off expenses. Collectively, the bebe Brands sale and the contribution and transfer of Brands Interest comprise the Brands Transaction.

The Brands Interests and bebe Brands were historically reported within All Other category — generating operating revenues from the Company’s majority owned subsidiary that licenses the trademarks and intellectual properties from Six Brands. The bebe Brands equity investments also generated other income from dividends the Company received from the equity ownership of investments that range from 10% to 50% in companies that license the trademark and intellectual property of bebe and Brookstone brands (equity ownership of bebe stores, inc., our majority owned subsidiary).

The Company analyzed the quantitative and qualitative factors relevant to the divestiture of the brand assets, including the fair value adjustments and dividends received from the brand assets significance to the overall net income and earnings per share, and determined that those conditions for discontinued operations presentation had been met. As such, the financial position, results of operations and cash flows of that business are reported as discontinued operations in the accompanying consolidated financial statements. Prior period amounts have been adjusted to reflect discontinued operations presentation. The Company has no significant continuing involvement with operations and management of the Brands Interests and bebe Brands post-disposition.

Great American Group

On November 15, 2024, the Company entered into an equity purchase agreement, dated October 13, 2024 (the “Equity Purchase Agreement”), to sell 52.6% ownership stake in the Appraisal and Valuation Services, Real Estate, and Retail, Wholesale & Industrial Solutions businesses (collectively, the “Great American Group”) to Oaktree and/or its affiliates (collectively, “Oaktree”), a global asset manager. Subject to the terms and conditions set forth in, the Equity Purchase Agreement, the Company conducted an internal reorganization and contributed all of the interests in the “Great American Group”, to Great American Holdings, LLC, a newly formed holding company (“Great American NewCo”). At the Closing, (i) Oaktree received (a) all of the outstanding class A preferred limited liability units of Great American NewCo (which will have a 7.5% cash coupon and a 7.5% payment-in-kind coupon) (the “Class A Preferred Units”) and (b) common limited liability units of Great American NewCo (the “Common Units”) representing 52.6% of the issued and outstanding common limited liability units in Great American NewCo for a purchase price of approximately $203,000 (with an initial liquidation preference of approximately $203,000). The Company retains (a) 93.2% of the issued and outstanding class B preferred limited liability company units of Great American NewCo (which will have a 2.3% payment-in-kind coupon and an initial aggregate liquidation preference of approximately $183,000) (the “Class B Preferred Units”) and (b) 44.2% of the issued and outstanding Common Units. The remaining 6.8% of issued and outstanding Class B Preferred Units and 3.2% of issued and outstanding Common Units will be held by certain minority investors. The Company will account for its non-controlling equity interest in Great American NewCo using the equity method of accounting (refer to Note 2(z) Equity Method Investments) with its carrying value included in the “Prepaid and other assets” line item in the consolidated balance sheets (refer to Note 8 — Prepaid Expenses and Other Assets).

The Great American Group, which was historically reported within the Auction and Liquidation segment — providing auction and liquidation services to help clients dispose of assets that include multi-location retail inventory, wholesale inventory, trade fixtures, machinery and equipment, intellectual property, and real property — and within the former Financial Consulting segment — offering bankruptcy, financial advisory, forensic

BRC GROUP HOLDINGS, INC. (F/K/A B. RILEY FINANCIAL, INC.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except share data)

NOTE 4 — DISCONTINUED OPERATIONS AND ASSETS HELD FOR SALE (cont.)

accounting, real estate consulting, and valuation and appraisal services — were divested. The Company recorded a net gain of $258,286 to the “Income from discontinued operations, net of taxes” line item in the Consolidated Statements of Operations. The net after-tax proceeds from this transaction were used to repay certain debt obligations and focus on the core operating subsidiaries.

The Company analyzed the quantitative and qualitative factors relevant to the sale of the Great American Group, including the significance of the operating income generated from the appraisal, real estate consulting and auction and liquidation operations to the overall net income (loss), net (loss) income per share, and net assets, and determined that those conditions for discontinued operations presentation had been met. As such, the financial position, results of operations and cash flows of that business are reported as discontinued operations in the accompanying consolidated financial statements. Prior period amounts have been adjusted to reflect discontinued operations presentation.

Continuing Involvement

In addition to retaining an equity interest accounted for under the equity method of accounting, at the closing of the transaction, the Company entered into a Transition Services Agreement, pursuant to which the Company will provide certain transition services to Great American NewCo relating for the Great American Group for a period of up to one year from the Closing. Additionally, the Company entered into a credit agreement, pursuant to which an affiliate of the Company, as lender, will provide to Great American NewCo, as borrower, a first lien secured revolving credit facility of up to $25,000 for general corporate purposes, subject to the terms and conditions set forth therein, which had an outstanding balance of $1,698 at closing, and entered into promissory notes which totaled $15,332 related to capital requirements for certain retail liquidation engagements that were ongoing as of closing.

On November 15, 2024, in connection with the GA Group Transaction as described above, the asset based credit facility with Wells Fargo Bank, National Association (the “Credit Agreement”) with a maximum borrowing limit of $200,000 and a maturity date of April 20, 2027, which provided for cash advances and the issuance of letters of credit on retail liquidation engagements under the credit facility, was terminated. There were no outstanding balances on this credit facility as of December 31, 2024 and 2023 or at the time of termination.

GlassRatner and Farber

On June 27, 2025, the Company signed an equity purchase agreement to sell all of the membership interests of GlassRatner and Farber. The aggregate cash consideration paid by the buyers for the interests of GlassRatner and shares of Farber was $117,800, which is based on a target closing working capital amount that is subject to adjustment within 180-days following the sale date. In connection with the sale, the Company entered into a transition services agreement with the buyer to provide certain services.

GlassRatner and Farber was historically reported in the Financial Consulting segment, which provided a variety of specialized advisory services spanning bankruptcy, restructuring, turnaround management, forensic accounting, crisis and litigation support, and operations management. Following this the sale of GlassRatner and Farber, the Financial Consulting segment no longer exists.

The Company analyzed the quantitative and qualitative factors relevant to the sale of the GlassRatner and Farber, including the significance of the operating income generated from the specialized advisory services operations to the overall net income (loss), net (loss) income per share, and net assets, and determined that those conditions for discontinued operations presentation had been met. As such, the financial position, results of operations and cash flows of that business are reported as discontinued operations in the accompanying consolidated financial statements. Prior period amounts have been adjusted to reflect discontinued operations presentation.

BRC GROUP HOLDINGS, INC. (F/K/A B. RILEY FINANCIAL, INC.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except share data)

NOTE 4 — DISCONTINUED OPERATIONS AND ASSETS HELD FOR SALE (cont.)

The major classes of assets and liabilities included in discontinued operations were as follows:

GlassRatner & Farber
December 31, 2024
ASSETS
Assets:
Cash and cash equivalents	$8,025
Accounts receivable, net	19,704
Prepaid expenses and other assets	9,222
Operating lease right-of-use assets	2,258
Property and equipment, net	275
Goodwill	30,450
Other intangible assets, net	439
Total assets	$70,373

LIABILITIES
Liabilities:
Accounts payable	$1,326
Accrued expenses and other liabilities	14,359
Deferred revenue	5
Contingent consideration	3,092
Operating lease liabilities	2,539
Total liabilities	$21,321
	December 31, 2023
	Brands Transaction	Great American Group	GlassRatner & Farber	Total
ASSETS
Assets:
Cash and cash equivalents	$845	$8,429	6,019	$15,293
Securities and other investments owned, at fair value	283,057	—	—	283,057
Accounts receivable, net	3,232	11,228	19,080	33,540
Prepaid expenses and other assets	—	1,655	6,446	8,101
Operating lease right-of-use assets	—	438	2,998	3,436
Property and equipment, net	—	—	431	431
Goodwill	—	5,688	29,599	35,287
Other intangible assets, net	123,769	—	224	123,993
Total assets	$410,903	$27,438	$64,797	$503,138

LIABILITIES
Liabilities:
Accounts payable	$—	$558	583	$1,141
Accrued expenses and other liabilities	1,193	25,350	16,843	43,386
Due to related parties and partners	—	251	—	251
Deferred revenue	724	205	61	990
Operating lease liabilities	—	475	3,364	3,839
Total liabilities	$1,917	$26,839	$20,851	$49,607

BRC GROUP HOLDINGS, INC. (F/K/A B. RILEY FINANCIAL, INC.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except share data)

NOTE 4 — DISCONTINUED OPERATIONS AND ASSETS HELD FOR SALE (cont.)

Revenues and income (loss) from discontinued operations were as follows (in thousands):

	Year Ended December 31, 2024
	Brands Transaction	Great American Group	GlassRatner & Farber	Total
Revenues:
Services and fees	$14,755	$80,612	$92,176	$187,543
Sale of goods	—	21,574	—	21,574
Total revenues	14,755	102,186	92,176	209,117
Operating expenses:
Direct cost of services	—	24,363	—	24,363
Cost of goods sold	—	17,992	—	17,992
Selling, general and administrative expenses	3,071	52,425	70,367	125,863
Total operating expenses	3,071	94,780	70,367	168,218
Operating (loss) income	11,684	7,406	21,809	40,899
Other income (expense):
Interest income	—	6	21	27
Dividend income	32,568	—	—	32,568
Realized and unrealized (losses) gains on investments	(109,196)	—	—	(109,196)
Losses on extinguishment of loans and other	(434)	—	(163)	(597)
(Loss) gain on disposal of discontinued operations	(40,782)	258,286	—	217,504
Interest expense	(2,274)	(30,089)	—	(32,363)
(Loss) income from discontinued operations before income taxes	(108,434)	235,609	21,667	148,842
Provision for income taxes	(1,212)	(48)	(112)	(1,372)
(Loss) income from discontinued operations, net of income taxes	$(109,646)	$235,561	$21,555	$147,470

BRC GROUP HOLDINGS, INC. (F/K/A B. RILEY FINANCIAL, INC.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except share data)

NOTE 4 — DISCONTINUED OPERATIONS AND ASSETS HELD FOR SALE (cont.)

	Year Ended December 31, 2023
	Brands Transaction	Great American Group	GlassRatner & Farber	Total
Revenues:
Services and fees	$18,136	$85,484	$77,284	$180,904
Sale of goods	—	74,203	—	74,203
Total revenues	18,136	159,687	77,284	255,107
Operating expenses:
Direct cost of services	—	24,729	—	24,729
Cost of goods sold	—	40,515	—	40,515
Selling, general and administrative expenses	3,379	55,189	60,254	118,822
Total operating expenses	3,379	120,433	60,254	184,066
Operating (loss) income	14,757	39,254	17,030	71,041
Other income (expense):
Interest income	—	—	16	16
Dividend income	35,029	—	—	35,029
Realized and unrealized (losses) gains on investments	(536)	—	—	(536)
Losses on extinguishment of loans and other	—	(750)	—	(750)
Loss from equity method investments	—	(29)	—	(29)
Interest expense	(680)	(30,093)	—	(30,773)
(Loss) income from discontinued operations before income taxes	48,570	8,382	17,046	73,998
Provision for income taxes	—	(2,422)	—	(2,422)
(Loss) income from discontinued operations, net of income taxes	$48,570	$5,960	$17,046	$71,576

Interest expense for discontinued operations is based upon the amount of debt that was required to be repaid as a result of the Brands Transaction and Great American Group transaction described above and amount to $32,363 and $30,773 for the year ended December 31, 2024 and 2023, respectively.

Cash flows from discontinued operations were as follows (in thousands):

	Year Ended December 31,
	2024	2023
Net cash from discontinued operations provided by (used in):
Operating activities	$42,907	$58,685
Investing activities	400,038	(6,051)
Financing activities	(447,562)	(91,039)
Effect of foreign currency on cash	(2,636)	2,581
Net decrease in cash, cash equivalents and restricted cash	$(7,253)	$(35,824)

BRC GROUP HOLDINGS, INC. (F/K/A B. RILEY FINANCIAL, INC.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except share data)

NOTE 4 — DISCONTINUED OPERATIONS AND ASSETS HELD FOR SALE (cont.)

Supplemental disclosures from cash flows were as follows (in thousands):

	Year Ended December 31,
	2024	2023
Supplemental disclosures from cash flows:
Interest paid – Continuing Operations	$210,349	$278,110
Interest paid – Discontinued Operations	29,949	37,199
Interest paid – Total	$240,298	$315,309
Taxes paid – Continuing Operations	4,751	20,119
Taxes paid – Discontinued Operations	2,173	2
Taxes paid – Total	$6,924	$20,121

NOTE 5 — RESTRUCTURING CHARGE

The Company recorded restructuring charges in the amount of $1,522 and $2,131 during the years ended December 31, 2024 and 2023, respectively.

The restructuring charges during the year ended December 31, 2024 were primarily related to reorganization and consolidation activities in the Communications segment and Consumer Products segment, which consisted of reductions in workforce.

The restructuring charges during the year ended December 31, 2023 were primarily related to reorganization and consolidation activities in the Wealth Management segment, Communications segment, and Consumer Products segment. Reorganization and consolidation activities consisted of reductions in workforce and facility closures.

The following tables summarize the changes in accrued restructuring charge during the years ended December 31, 2024 and 2023:

	Year Ended December 31,
	2024	2023
Balance, beginning of year	$2,540	$2,335
Restructuring charge	1,522	2,131
Cash paid	(2,158)	(2,253)
Non-cash items	(588)	327
Balance, end of year	$1,316	$2,540

The following table summarizes the restructuring activities by reportable segment during the years ended December 31, 2024 and 2023:

	Wealth Management	Communications	Consumer Products	Total
Restructuring charges for the year ended December 31, 2024:
Employee termination costs	$—	$379	$1,143	$1,522
Total restructuring charge	$—	$379	$1,143	$1,522

Restructuring charges for the year ended December 31, 2023:
Employee termination costs	$—	$1,540	$530	$2,070
Facility closure and consolidation charge	61	—	—	61
Total restructuring charge	$61	$1,540	$530	$2,131

BRC GROUP HOLDINGS, INC. (F/K/A B. RILEY FINANCIAL, INC.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except share data)

NOTE 6 — SECURITIES LENDING

The following table presents the contractual gross and net securities borrowing and lending balances and the related offsetting amount as of December 31, 2024 and 2023:

	Gross amounts recognized	Gross amounts offset in the consolidated balance sheets(1)	Net amounts included in the consolidated balance sheets	Amounts not offset in the consolidated balance sheets but eligible for offsetting upon counterparty default(2)	Net amounts
As of December 31, 2024
Securities borrowed	$43,022	$—	$43,022	$43,022	$—
Securities loaned	$27,942	$—	$27,942	$27,942	$—
As of December 31, 2023
Securities borrowed	$2,870,939	$—	$2,870,939	$2,870,939	$—
Securities loaned	$2,859,306	$—	$2,859,306	$2,859,306	$—

____________

(1)      Includes financial instruments subject to enforceable master netting provisions that are permitted to be offset to the extent an event of default has occurred.

(2)      Includes the amount of cash collateral held/posted.

The following table presents the contract value of securities lending transactions accounted for as secured borrowings by the type of collateral provided to counterparties as of December 31, 2024 and 2023:

	December 31, 2024		December 31, 2023
	Remaining contractual maturity Overnight and continuous	Total	Remaining contractual maturity Overnight and continuous	Total
Securities lending transactions
Corporate securities – fixed income	$310	$310	$283,809	$283,809
Equity securities	42,712	42,712	2,575,919	2,575,919
Non-US sovereign debt	—	—	11,211	11,211
Total borrowings	$43,022	$43,022	$2,870,939	$2,870,939

The Company’s securities lending transactions require us to pledge collateral based on the terms of each contract which is generally denominated in U.S. dollars and marked to market on a daily basis. If the fair value of the collateral pledged for these transactions declines, the Company could be required to provide additional collateral to the counterparty, therefore decreasing the amount of assets available for other liquidity needs that may arise. The Company’s liquidity risk is mitigated by maintaining offsetting securities borrowed transactions in which the Company receives cash from the counterparty which, in general, is equal to or greater than the cash the Company posts on securities lending transactions.

NOTE 7 — ACCOUNTS RECEIVABLE

The components of accounts receivable, net, include the following:

	December 31, 2024	December 31, 2023
Accounts receivable	$62,745	$73,219
Investment banking fees, commissions and other receivables	12,008	13,110
Total accounts receivable	74,753	86,329
Allowance for credit losses	(6,100)	(4,373)
Accounts receivable, net	$68,653	$81,956

BRC GROUP HOLDINGS, INC. (F/K/A B. RILEY FINANCIAL, INC.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except share data)

NOTE 7 — ACCOUNTS RECEIVABLE (cont.)

Additions and changes to the allowance for credit losses consist of the following:

	Year Ended December 31,
	2024	2023
Balance, beginning of period	$4,373	$1,501
Add: Additions to reserve	3,628	4,402
Less: Other adjustments and write-offs	(1,976)	(1,555)
Less: Recovery	75	25
Balance, end of period	$6,100	$4,373

NOTE 8 — PREPAID EXPENSES AND OTHER ASSETS

Prepaid expenses and other assets consist of the following:

	December 31, 2024	December 31, 2023
Inventory	$63,004	$93,674
Rental merchandise, net	15,084	16,629
Equity method investments	85,487	2,087
Prepaid expenses	22,979	23,452
Unbilled receivables	3,387	7,310
Other receivables	37,025	39,018
Other assets	15,950	53,039
Prepaid expenses and other assets	$242,916	$235,209

Unbilled receivables represent the amount of mobile handsets in the Communications segment. Other receivables primarily consist of interest receivables on loans and loans receivables that are held at cost. Other assets primarily consist of deposits, real estate held for investment, deferred financing costs, and finance lease assets.

NOTE 9 — PROPERTY AND EQUIPMENT

Property and equipment, net, consists of the following:

	Estimated Useful Lives	December 31, 2024	December 31, 2023
Leasehold improvements	1 to 15 years	$14,099	$14,082
Machinery, equipment and computer software	1 to 15 years	28,719	32,778
Furniture and fixtures	3 to 5 years	4,937	5,244
Total		47,755	52,104
Less: Accumulated depreciation and amortization		(29,076)	(27,329)
		$18,679	$24,775

Depreciation expense was $10,017 and $9,221 during the years ended December 31, 2024 and 2023, respectively.

NOTE 10 — GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill was $392,687 and $437,041 as of December 31, 2024 and 2023, respectively. The decrease in goodwill for the year ended December 31, 2024 was primarily from the Nogin goodwill impairment of $(57,664) in the E-Commerce segment, and the Targus goodwill impairment of $(26,681) in the Consumer Products segment, and the reclass to Held for sale of $(13,861) for the Stifel transaction in the Wealth Management segment, and $(3,280) for Reval in the All Other category as discussed in Note 4, partially offset by $56,028 from the Nogin acquisition in the E-Commerce segment. The decrease in goodwill for the year ended December 31, 2023 was primarily from the Targus goodwill impairment of $53,100 in the Consumer Products segment, partially offset by $2,428 from other acquisitions.

BRC GROUP HOLDINGS, INC. (F/K/A B. RILEY FINANCIAL, INC.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except share data)

NOTE 10 — GOODWILL AND OTHER INTANGIBLE ASSETS (cont.)

The changes in the carrying amount of goodwill during the years ended December 31, 2024 and 2023 were as follows:

	Capital Markets	Wealth Management	Communications	Consumer Products	E- Commerce	All Other	Total
Balance as of December 31, 2022	$162,018	$51,195	$193,195	$75,753	$—	$4,779	$486,940
Changes in goodwill during the year:
Acquisition of other businesses	—	—	—	—	—	2,428	2,428
Goodwill impairment	—	—	—	(53,100)	—	—	(53,100)
Other	—	—	672	4,028	—	(3,927)	773
Balance as of December 31, 2023	162,018	51,195	193,867	26,681	—	3,280	437,041
Changes in goodwill during the year:
Acquisition of other businesses	—	—	—	—	56,028	—	56,028
Goodwill impairment	—	—	—	(26,681)	(57,664)	—	(84,345)
Reclassified as held for sale	—	(13,861)	—	—	—	(3,280)	(17,141)
Other	(532)	—	—	—	1,636	—	1,104
Balance as of December 31, 2024	$161,486	$37,334	$193,867	$—	$—	$—	$392,687

During the year ended December 31, 2024, the changes in goodwill included, $1,636 related to certain purchase price accounting adjustments as described in Note 3, and $(532) related to the sale of certain assets. During the year ended December 31, 2023, the changes in goodwill included, $672 of working capital settlements as described in Note 3, $4,028 related to certain purchase price accounting adjustments, and $(3,927) related to the sale of certain assets.

Intangible assets consisted of the following:

	Estimated Useful Life in Years	As of December 31, 2024			As of December 31, 2023
		Gross Carrying Value	Accumulated Amortization	Intangibles Net	Gross Carrying Value	Accumulated Amortization	Intangibles Net
Amortizable assets:
Customer relationships	1 to 16	$240,780	$(126,184)	$114,596	$263,661	$(108,630)	$155,031
Domain names	7	170	(170)	—	180	(180)	—
Advertising relationships	8	100	(100)	—	100	(94)	6
Internally developed software and other intangibles	0.5 to 10	29,042	(23,223)	5,819	28,940	(19,603)	9,337
Trademarks	3 to 10	19,950	(10,019)	9,931	20,590	(8,043)	12,547
Total		290,042	(159,696)	130,346	313,471	(136,550)	176,921

Non-amortizable assets:
Tradenames		16,100	—	16,100	21,100	—	21,100
Total intangible assets		$306,142	$(159,696)	$146,446	$334,571	$(136,550)	$198,021

BRC GROUP HOLDINGS, INC. (F/K/A B. RILEY FINANCIAL, INC.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except share data)

NOTE 10 — GOODWILL AND OTHER INTANGIBLE ASSETS (cont.)

Amortization expense was $34,915 and $39,663 during the years ended December 31, 2024 and 2023, respectively. As of December 31, 2024, estimated future amortization expense was $26,829, $24,512, $23,230, $20,055, $15,428 during the years ended December 31, 2025, 2026, 2027, 2028 and 2029, respectively. The estimated future amortization expense after December 31, 2029 was $20,292.

The Company performs impairment tests for goodwill and other intangible assets with indefinite lives as of December 31 of each year and between annual impairment tests if an event occurs or circumstances change that would more likely than not reduce the fair values of the Company’s reporting units or asset group below their carrying values. Due to challenges in executing Nogin’s growth plans operating results in the fourth quarter of 2024 were impacted and Nogin’s long-term forecasts were updated. A goodwill impairment charge of $57,664 was recognized in E-Commerce reporting unit related to Nogin at December 31, 2024. The Company’s Targus subsidiary which is included in the Consumer Products segment experienced lower than expected revenues in the fourth quarter of 2024 from market conditions in the personal computer market for computers and accessories and long-term forecasts for revenues were updated. An impairment charge for the tradename of $4,000 was recognized at December 31, 2024. At June 30, 2024, qualitative factors indicated that the carrying value of goodwill and tradename for the Company’s Targus subsidiary were impaired as operating results during the six months ended June 30, 2024 were impacted by market conditions in the personal computer market for computers and accessories, the Company revised its long-term forecasts. Based on the results of the analysis, the Company recorded a non-cash impairment charge for goodwill of $26,681 and a tradename impairment charge of $1,000 at June 30, 2024. In 2023, the Company performed an interim goodwill impairment quantitative assessment as of September 30, 2023 and a year ended assessment as of December 31, 2023 for the Targus reporting unit, and based on the results of the analysis, a non-cash impairment charge of $68,600 was recognized which included a goodwill impairment charge of $53,100 and a tradename impairment charge of $15,500. The Company also recorded an impairment charge for finite-lived intangible assets of $16,028 for customer relationships, internally developed software and other intangible assets, and trademarks related to Nogin as of December 31, 2024 and $1,733 as of December 31, 2023 for a tradename in the Capital Markets segment that is no longer used by the Company. These impairment charges have been recorded in impairment of goodwill and other intangible assets in the accompanying consolidated statements of operations during the years ended December 31, 2024 and 2023.

Goodwill and tradename were measured at fair value on a nonrecurring basis as part of the interim and annual impairment tests during 2024 and 2023. The estimated fair value of the Nogin and Targus were calculated using a weighted-average of values determined using an income approach and a market approach for each reporting unit. The income approach involves estimating the fair value of each of the reporting units by discounting its estimated future cash flows using discount rates that would be consistent with a market participant’s assumption. The market approach bases the fair value measurement on information obtained from observed stock prices of public companies and recent merger and acquisition transaction data of comparable entities for each reporting unit. In order to estimate the fair value of goodwill and tradename, management must make certain estimates and assumptions that affect the total fair value of each of the reporting units including, among other things, an assessment of market conditions, projected cash flows, discount rates, and growth rates. The approximate inputs for the fair value calculations of the reporting units included (a) a growth rate of 3% to calculate the terminal value and a discount rate of 16% for the Nogin reporting unit and (b) a growth rate of 4% to calculate the terminal value and a discount rate of 16% for the Targus reporting unit. The approximate inputs for the fair value calculations of the Targus reporting unit in 2023 included a growth rate of 4% to calculate the terminal value and a discount rate of 21%. The approximate inputs with respect to indefinite live tradename in the Targus reporting unit included a royalty rate of 2%. Management’s estimates of projected cash flows each of the reporting units include, but are not limited to, future earnings of each of the reporting units using revenue growth rates, gross margins, and other cost assumptions consistent with the reporting unit’s historical trends, and working capital requirements and future capital expenditures necessary to fund future operations. The assumptions in the fair value measurements of each of the reporting units reflect the current market environment, industry-specific factors and company-specific factors.

BRC GROUP HOLDINGS, INC. (F/K/A B. RILEY FINANCIAL, INC.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except share data)

NOTE 11 — LEASING ARRANGEMENTS

Operating Leases

The Company’s operating lease assets primarily represent the lease of office space and facilities where the Company conducts its operations with the weighted average lease term of 4.2 and 9.6 years as of December 31, 2024 and 2023, respectively. The operating leases have lease terms up to 7.4 and 18.6 years as of December 31, 2024 and 2023, respectively. The weighted average discount rate used to calculate the present value of lease payments was 6.67% and 6.79% as of December 31, 2024 and 2023, respectively. During the years ended December 31, 2024 and 2023, the total operating lease expense was $24,785 and $21,964, respectively. During the years ended December 31, 2024 and 2023, $2,455 and $2,144, respectively, of operating lease expense were attributable to variable lease expenses. Operating lease expense is included in selling, general and administrative expenses in the consolidated statements of operations.

During the years ended December 31, 2024 and 2023, cash payments against operating lease liabilities totaled $24,171 and $19,868, respectively, and non-cash lease expense transactions totaled $6,057 and $6,007, respectively. Cash flows from operating leases are classified as net cash flows from operating activities in the accompanying consolidated statements of cash flows.

As of December 31, 2024, maturities of operating lease liabilities were as follows:

Operating Leases
Year ending December 31:
2025	$20,923
2026	15,304
2027	11,160
2028	9,557
2029	5,422
Thereafter	4,317
Total lease payments	66,683
Less: imputed interest	(8,184)
Total lease liability	$58,499

Finance Leases

The Company’s financing lease assets primarily represent the lease of vehicles for the Company’s subsidiary bebe. As of December 31, 2024, finance lease assets of $3,538 are included in prepaid expenses and other assets with the related liabilities of $3,723 included in accrued expenses and other liabilities in the consolidated balance sheets.

As of December 31, 2024 and 2023, the Company did not have any significant leases executed but not yet commenced.

NOTE 12 — NOTES PAYABLE

As of December 31, 2024 and 2023, the outstanding balance for the other notes payable was $28,021 and $19,391, respectively. On May 3, 2024, upon closing of the acquisition of Nogin, Nogin entered into a secured convertible promissory note agreement with a principal amount of $15,000 with an annual interest rate of 10.0% and a maturity date of May 3, 2027. As discussed on Note 25 — Subsequent Events on March 31, 2025, the Company signed a Deed of Assignment for the Benefit of Creditors and the convertible note in the amount of $15,000 is no longer an obligation of the Company. Of the remaining notes payable, $12,408 related to deferred cash consideration owed to the sellers of FocalPoint and was paid in full in January 2025. Interest expense was $1,640 and $609 during the years ended December 31, 2024 and 2023, respectively.

BRC GROUP HOLDINGS, INC. (F/K/A B. RILEY FINANCIAL, INC.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except share data)

NOTE 13 — TERM LOANS AND REVOLVING CREDIT FACILITY

Targus Credit Agreement

On October 18, 2022, Targus (the “Targus Borrower”), among others, entered into a credit agreement (“Targus Credit Agreement”) with PNC Bank, National Association (“PNC”), as agent and security trustee for a five-year $28,000 term loan and a five-year $85,000 revolver loan, which was used to finance part of the acquisition of Targus. The final maturity date is October 18, 2027.

The Targus Credit Agreement is secured by substantially all Targus assets as collateral defined in the Targus Credit Agreement which assets had an aggregate value of approximately $176,643, which includes $39,095 of accounts receivable and $57,507 of inventory as of December 31, 2024. The Targus Credit Agreement contains certain covenants, including those limiting the Targus Borrower’s ability to incur certain indebtedness, incur liens, sell or acquire assets or businesses, change the nature of their businesses, engage in transactions with related parties, make certain investments or pay dividends. The Targus Credit Agreement also contains customary representations and warranties, affirmative covenants, and events of default, including payment defaults, breach of representations and warranties, covenant defaults and cross defaults. If an event of default occurs, the agent would be entitled to take various actions, including the acceleration of amounts outstanding under the Targus Credit Agreement. On October 31, 2023 and February 20, 2024, the Company entered into Amendment No. 1 and Amendment No. 2 to the Targus Credit Agreement, which, among other things, modified the fixed charge coverage ratio “FCCR” and the minimum EBITDA requirements which waived the financial covenant breaches for the periods ended September 30, 2023 and December 31, 2023, respectively. Amendment No. 2 also provided, among other things, with a cure right for the Company to provide a capital contribution to Targus in the event of a financial covenant breach (the “Keepwell”). For the period ended September 30, 2023, the FCCR covenant was not fulfilled in accordance with the Targus Credit Agreement, and for the period ended December 31, 2023, the FCCR and minimum EBITDA covenant was not fulfilled in accordance with the Targus Credit Agreement. However, the amendments to the Targus Credit Agreement and the capital contributions made to the subsidiary cured the covenant breaches. On June 27, 2024 the Company entered into Amendment No. 3 to the Targus Credit Agreement to replace the terminating Canadian benchmark interest rate with the Term CORRA Reference Rate. For the period ended June 30, 2024, the minimum EBITDA covenant was also breached. On August 14, 2024, the Company contributed $1,602 to Targus to cure a minimum EBITDA financial covenant requirement for the period ended June 30, 2024. For the period ended September 30, 2024, the minimum EBITDA covenant was also breached. On November 7, 2024, the Company entered into Amendment No. 4 to the Targus Credit Agreement, which among other things, reduced revolving loan sublimits, modified the FCCR covenant, removed the minimum EBITDA requirement, imposed a minimum undrawn availability covenant, and modified the terms of the Keepwell. Amendment No. 4 to the Targus Credit Agreement also waived the September 30, 2024 minimum EBITDA covenant breach. Concurrently with the effectiveness of Amendment No. 4 to the Targus Credit Agreement, the Company repaid the outstanding balance of the term loan in full with $2,100 of revolver loan advances and $7,500 of cash from the Company.

On May 9, 2025, the Targus Borrower entered into Amendment No. 5 to the Targus Credit Agreement, which among other things, (i) requires quarterly repayments of revolver loan advances in an amount equal to $2,500 commencing on September 30, 2025 and continuing until the total outstanding amount thereunder is paid in full, (ii) reduced the maximum revolving commitments from $30,000 to $25,000, (iii) required the repayment of $5,000 of outstanding revolving advances and (iv) requires that the Targus Borrower to pay a deferred amendment fee of $1,000 in the event the Company is unable to refinance the Targus Credit Agreement by July 31, 2025. On July 25, 2025, the Targus Borrower entered into Amendment No. 6 to the Targus Credit Agreement, which among other things, (i) reduced the deferred amendment fee of $1,000 to $150, due and payable on July 25, 2025, and (ii) requires the Targus Borrower to pay an additional deferred amendment fee of $850 in the event the Company is unable to refinance the Targus Credit Agreement by August 15, 2025. On August 15, 2025, the Targus Borrower entered into Amendment No. 7 to the Targus Credit Agreement, which among other things, (i) requires the Targus Borrower to pay an additional deferred amendment fee of $100 in the event the Targus Borrower is unable to refinance the Targus Credit Agreement by August 15, 2025, and (ii) requires the Targus Borrower to pay an additional deferred amendment fee of $850 in the event the Targus Borrower is unable to refinance the Targus Credit Agreement by August 20, 2025.

BRC GROUP HOLDINGS, INC. (F/K/A B. RILEY FINANCIAL, INC.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except share data)

NOTE 13 — TERM LOANS AND REVOLVING CREDIT FACILITY (cont.)

In connection with the above amendments to the Targus Credit Agreement, the Company entered into Amendment No. 2 to the Keepwell on May 9, 2025, Amendment No. 3 to the Keepwell on July 25, 2025, and Amendment No. 4 to the Keepwell on August 15, 2025, which among other things, modified the conditions under which, if satisfied, the Company would be required to make certain capital contributions to the Targus Borrower.

On August 20, 2025, the Company entered into the new Targus/FGI Credit Agreement to refinance and repay all obligations under the existing Targus Credit Agreement, as more fully described below.

The Company is in compliance with all financial covenants with the Targus Credit Agreement, as amended, and no defaults or events of default, as defined in the credit agreement, were noted as of December 31, 2024.

The term loan bears interest on the outstanding principal amount equal to the term Secured Overnight Financing Rate (“SOFR”) rate plus an applicable margin of 5.75%. The revolver loan consists of base rate loans that bear interest on the outstanding principal amount equal to the base rate plus an applicable margin of 3.00% and term rate loans that bear interest on the outstanding principal amount equal to the revolver SOFR rate plus an applicable margin of 4.00%.

As of December 31, 2024 and 2023, the outstanding balance on the term loan was zero and $17,834 (net of unamortized debt issuance costs of $366), respectively. As of December 31, 2024 and 2023, the outstanding balance on the revolver loan was $16,329 and $43,801, respectively. The average borrowings under the revolver loan was $21,418 and $56,704 during the year ended December 31 2024 and 2023, respectively. The amount available for borrowings under the Targus Credit Agreement was $5,361 and $1,814 at December 31, 2024, and 2023, respectively.

Interest expense on these loans during the years ended December 31, 2024 and 2023 was $4,234 (including amortization of deferred debt issuance costs and unused commitment fees of $957) and $7,303 (including amortization of deferred debt issuance costs and unused commitment fees of $664), respectively. In connection with the principal payments made on the term loan during the year ended December 31, 2024, the Company recorded losses on the extinguishment of this debt in the amount of $769, which was included in the consolidated statements of operations in 2024. The interest rate on the term loan was 10.45% and 10.20% and the interest rate on the revolver loan ranged between 8.44% to 11.25% and between 8.45% to 11.25% as of December 31, 2024 and 2023, respectively. The weighted average interest rate on the revolver loan was 10.39% and 8.53% as of December 31, 2024 and 2023, respectively.

Targus/FGI Credit Agreement

On August 20, 2025, the Targus Borrower and certain of the Targus Borrowers’ direct and indirect subsidiaries (the “FGI Loan Parties”) entered into a Revolving Credit, Receivables Purchase, Security and Guaranty Agreement (the “Targus/FGI Credit Agreement”) with FGI Worldwide LLC (“FGI”), as agent and for a three-year $30,000 revolving loan facility, the proceeds of which were used to refinance and repay all obligations under the existing Targus Credit Agreement with PNC. The final maturity date of the Targus/FGI Credit Agreement is August 20, 2028.

The Targus/FGI Credit Agreement is a revolving line of credit facility with a receivables purchase feature, under which the purchase of eligible receivables is on a full recourse basis with each borrower retaining the risk of non-payment. The revolving loans bear interest at the greater of (a) 5.25% per annum or (b) 3.00% above the term SOFR for a period of 1 month plus 10 basis points, plus (c) 0.30% per month collateral management fee.

The Targus/FGI Credit Agreement is secured by (i) a first priority perfected security interest in and a lien upon all of the assets of the FGI Loan Parties, and (ii) a pledge of all of the equity interests of the Targus Borrower and its direct and indirect subsidiaries. The Targus/FGI Credit Agreement contains certain covenants, including those limiting the FGI Loan Parties’ ability to incur indebtedness, incur liens, sell or acquire assets or businesses, change the nature of their businesses, engage in transactions with related parties, make certain investments or pay dividends. The Targus/FGI Credit Agreement also contains customary representations and warranties, affirmative covenants, and

BRC GROUP HOLDINGS, INC. (F/K/A B. RILEY FINANCIAL, INC.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except share data)

NOTE 13 — TERM LOANS AND REVOLVING CREDIT FACILITY (cont.)

events of default, including payment defaults, breach of representations and warranties, covenant defaults and cross defaults. If an uncured event of default occurs, FGI would be entitled to take various actions, including the acceleration of amounts outstanding under the Targus/FGI Credit Agreement.

As required under the Targus/FGI Credit Agreement, B. Riley Commercial Capital, LLC (“BRCC”), a wholly owned subsidiary of the Company, entered into an amendment to an existing intercompany loan and security agreement to extend an additional subordinated loan to the Targus Borrower at the closing of the Targus/FGI Credit Agreement in the amount of $5,000 increasing the aggregate principal amount of such loan from $5,000 to $10,000.

Pathlight Credit Agreement

On September 23, 2022, the Company’s subsidiary, BRRII, entered into a credit agreement (the “Pathlight Credit Agreement”) by and among PLC Agent, LLC in the capacity as administrative agent and Pathlight Capital Fund I LP, Pathlight Capital Fund II LP, and Pathlight Capital Fund III LP as the lenders (collectively, “Pathlight”) for a five-year $148,200 term loan. On January 12, 2023, Amendment No. 2 to the Pathlight Credit Agreement increased the term loan by an additional $78,296. On March 31, 2023, Amendment No. 3 to the Pathlight Credit Agreement increased the term loan by an additional $49,890. On August 21, 2023, in connection with the sale of all of the equity interests in BRRII to Freedom VCM Receivables as more fully described in Note 2(s), the Company was released from all obligations, guarantees and covenants related to the Pathlight Credit Agreement. The Company had been in compliance with all financial covenants in the Pathlight Credit Agreement.

The term loan bore interest on the outstanding principal amount equal to the Term SOFR rate plus an applicable margin of 6.50%. Interest expense on the term loan during the year ended December 31, 2023 was $14,359 (including amortization of deferred debt issuance costs of $4,262).

Lingo Credit Agreement

On August 16, 2022, Lingo (the “Lingo Borrower”), entered into a credit agreement (the “Lingo Credit Agreement”) by and among the Lingo Borrower, the Company as the secured guarantor, and Banc of California, N.A. in its capacity as administrative agent and lender, for a five-year $45,000 term loan. This loan was used to finance part of the purchase of BullsEye by the Lingo Borrower. On September 9, 2022, the Lingo Borrower entered into the First Amendment to the Lingo Credit Agreement with Grasshopper Bank for an incremental term loan of $7,500, increasing the principal balance of the term loan to $52,500. On November 10, 2022, the Lingo Borrower entered into the Second Amendment to the Lingo Credit Agreement with KeyBank National Association for an incremental term loan of $20,500, increasing the principal balance of the term loan to $73,000.

The term loan bears interest on the outstanding principal amount equal to the term SOFR rate plus a margin of 3.00% to 3.75% per annum, depending on the consolidated total funded debt ratio as defined in the Lingo Credit Agreement, plus applicable spread adjustment. As of December 31, 2024 and 2023, the interest rate on the Lingo Credit Agreement was 7.91% and 8.70%, respectively.

The Lingo Credit Agreement is guaranteed by the Company and the Lingo Borrower’s subsidiaries and secured by certain Lingo assets and equity interests as collateral which totals approximately $228,679 defined in the Lingo Credit Agreement which includes $12,316 of accounts receivable. The agreement contains certain covenants, including those limiting the Lingo Borrower’s ability to incur indebtedness, incur liens, sell or acquire assets or businesses, change the nature of its businesses, engage in transactions with related parties, make certain investments or pay dividends. In addition, the Lingo Credit Agreement requires the Lingo Borrower to maintain certain financial ratios. The Lingo Credit Agreement also contains customary representations and warranties, affirmative covenants, and events of default, including payment defaults, breach of representations and warranties, covenant defaults and cross defaults. If an event of default occurs, the agent would be entitled to take various actions, including the acceleration of amounts due under the Lingo Credit Agreement. The Company is in compliance with all financial covenants in the Lingo Credit Agreement as of December 31, 2024.

BRC GROUP HOLDINGS, INC. (F/K/A B. RILEY FINANCIAL, INC.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except share data)

NOTE 13 — TERM LOANS AND REVOLVING CREDIT FACILITY (cont.)

Principal outstanding is due in quarterly installments. The quarterly installments from March 31, 2025 to June 30, 2027 are in the amount of $3,650, and the remaining principal balance is due at final maturity on August 16, 2027.

As of December 31, 2024 and 2023, the outstanding balance on the term loan was $52,363 (net of unamortized debt issuance costs of $562) and $63,153 (net of unamortized debt issuance costs of $722), respectively. Interest expense on the term loan during the years ended December 31, 2024 and 2023 was $5,759 (including amortization of deferred debt issuance costs of $542), $6,370 (including amortization of deferred debt issuance costs of $293), respectively.

On January 6, 2025, as discussed below BRPAC entered into an amended and restated credit agreement (the “BRPAC Amended Credit Agreement”) with the Banc of California, in the capacity as agent and lender and with other lenders party thereto from time to time. A portion of the proceeds from the BRPAC Amended Credit Agreement were used to pay all outstanding principal amounts and accrued interest under the Lingo Credit Agreement and the Lingo Credit Agreement was effectively terminated upon repayment on January 6, 2025.

bebe Credit Agreement

As a result of the Company obtaining a majority ownership interest in bebe on October 6, 2023, bebe’s credit agreement with SLR Credit Solutions (the “bebe Credit Agreement”) for a $25,000 five-year term loan with a maturity date of August 24, 2026 is included in the Company’s long-term debt. The term loan bears interest on the outstanding principal amount equal to the Term SOFR rate plus a margin of 5.50% to 6.00% per annum, depending on the total fixed charge coverage ratio as defined in the bebe Credit Agreement. As of December 31, 2023, the interest rate on the bebe Credit Agreement was 11.14%.

The bebe Credit Agreement is collateralized by a first lien on all bebe assets and pledges of capital stock including equity interests. The agreement contains certain covenants, including those limiting the borrower’s ability to incur indebtedness, incur liens, sell or acquire assets or businesses, change the nature of their businesses, engage in transactions with related parties, make certain investments or pay dividends. In addition, the agreement requires bebe to maintain certain financial ratios. The agreement also contains customary representations and warranties, affirmative covenants, and events of default, including payment defaults, breach of representations and warranties, covenant defaults and cross defaults.

As of December 31, 2024 and 2023, the outstanding balance on the term loan was zero (net of unamortized debt issuance costs of zero) and $22,487 (net of unamortized debt issuance costs of $638), respectively. Interest expense on the term loan during the year ended December 31, 2024 and 2023 was $2,715 (including amortization of deferred debt issuance costs of $638 and allocated to income from discontinued operations, net of income taxes in the consolidated statement of operations) and $680 (including amortization of deferred debt issuance costs of $56), respectively. Principal outstanding is due in quarterly installments through June 30, 2026 in the amount of $313 per quarter and the remaining principal balance of $20,000 is due at final maturity on August 24, 2026.

On October 25, 2024, upon the closing of the Brands Transaction as described in Note 4 — Discontinued Operation, proceeds of $22,188 was used to pay off the then outstanding balance of the loan in full and $224 of loan payoff expenses.

Nomura Credit Agreement

The Company, and its wholly owned subsidiaries, BR Financial Holdings, LLC (“BRFH”), and BR Advisory & Investments, LLC had entered into a credit agreement dated June 23, 2021 (as amended, the “Prior Credit Agreement”) with Nomura Corporate Funding Americas, LLC, as administrative agent, and Wells Fargo Bank, N.A., as collateral agent, for a four-year $300,000 secured term loan credit facility (the “Prior Term Loan Facility”) and a four-year $80,000 secured revolving loan credit facility (the “Prior Revolving Credit Facility”) with a maturity date of June 23, 2025.

BRC GROUP HOLDINGS, INC. (F/K/A B. RILEY FINANCIAL, INC.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except share data)

NOTE 13 — TERM LOANS AND REVOLVING CREDIT FACILITY (cont.)

On August 21, 2023, the Company and BRFH (the “BRFH Borrower”), and certain direct and indirect subsidiaries of the BRFH Borrower (the “BRFH Guarantors”), entered into a credit agreement (the “Credit Agreement”) with Nomura Corporate Funding Americas, LLC, as administrative agent, and Computershare Trust Company, N.A., as collateral agent, for a four-year $500,000 secured term loan credit facility (the “New Term Loan Facility”) and a four-year $100,000 secured revolving loan credit facility (the “New Revolving Credit Facility” and together, the “New Credit Facilities”). The purpose of the Credit Agreement was to (i) fund the Freedom VCM equity investment, (ii) prepay in full the Prior Term Loan Facility and Prior Revolving Credit Facility with an aggregate outstanding balance of $347,877, which included $342,000 in principal and $5,877 in interest and fees, (iii) fund a dividend reserve in an amount not less than $65,000, (iv) pay related fees and expenses, and (v) for general corporate purposes. The Company recorded a loss on extinguishment of debt related to the Prior Credit Agreement of $5,409, which was included in the consolidated statements of operations for the year ended December 31, 2023.

SOFR rate loans under the New Credit Facilities accrued interest at the adjusted term SOFR rate plus an applicable margin of 6.00%. In addition to paying interest on outstanding borrowings under the New Revolving Credit Facility, the Company was required to pay a quarterly commitment fee based on the unused portion, which was determined by the average utilization of the facility for the immediately preceding fiscal quarter.

The Credit Agreement was secured on a first priority basis by a security interest in the equity interests of the BRFH Borrower and each of the BRFH Borrower’s subsidiaries (subject to certain exclusions) and a security interest in substantially all of the assets of the BRFH Borrower and the BRFH Guarantors. The borrowing base as defined in the Credit Agreement consisted of a collateral pool that included certain of the Company’s loans receivables in the amount of $112,454 (which is included in the total loans receivable, at fair value balance of $90,103 reported in our consolidated balance sheet at December 31, 2024) and $375,814 (which is included in the total loans receivable, at fair value balance of $532,419 reported in our consolidated balance sheet at December 31, 2023) and investments in the amount of $228,292 (which is included in the total securities and other investments owned, at fair value of $282,325 reported in our consolidated balance sheet at December 31, 2024) and $786,714 (which is included in the total securities and other investments owned, at fair value of $809,049 reported in our consolidated balance sheet at December 31, 2023) as of December 31, 2024 and 2023, respectively.

The Credit Agreement contained certain affirmative and negative covenants customary for financings of this type that, among other things, limited the Company’s and its subsidiaries’ ability to incur additional indebtedness or liens, to dispose of assets, to make certain fundamental changes, to enter into restrictive agreements, to make certain investments, loans, advances, guarantees and acquisitions, to prepay certain indebtedness and to pay dividends or to make other distributions or redemptions/repurchases in respect of their respective equity interests. The Credit Agreement contained customary events of default, including with respect to a failure to make payments under the credit facilities, cross-default, certain bankruptcy and insolvency events and customary change of control events. The Company was in compliance with all financial covenants in the Credit Agreement as of December 31, 2024. On September 17, 2024, the Company entered into Amendment No. 4 to its credit agreement, dated August 21, 2023, with Nomura Corporate Funding Americas, LLC, as administrative agent (the “Fourth Amendment”). On September 17, 2024, the Company made a payment of $85,857 which consisted of a principal payment of $85,146 and accrued interest of $711. Loan fees incurred in connection with the Fourth Amendment totaled $5,869 of which $3,523 was added to the principal balance of the term loan. After giving effect to these amounts, the outstanding principal balance on the term loan was reduced from $469,750 to $388,127. In connection with the Fourth Amendment, the revolving credit facility in the amount of $100,000 which had no balance outstanding at September 17, 2024 was terminated and the Company was required to reduce the principal amount of the term loan to be no greater than $100,000 on or prior to September 30, 2025. The scheduled maturity date of the term loan was August 21, 2027.

The Fourth Amendment contained certain provisions related to borrowing base, including specific treatment for certain assets in the calculation of borrowing base and also included mandatory prepayment provisions regarding asset sales. Interest on the term loan increased to SOFR loans accrued interest at the adjusted term SOFR plus an applicable margin of 7.00% cash interest or, at the election of the Company, at the adjusted term SOFR determined

BRC GROUP HOLDINGS, INC. (F/K/A B. RILEY FINANCIAL, INC.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except share data)

NOTE 13 — TERM LOANS AND REVOLVING CREDIT FACILITY (cont.)

plus an applicable margin of 6.00% cash interest plus 1.50% paid-in-kind interest; and base rate loans accrued interest at the base rate plus an applicable margin of 6.00% cash interest or, at the election of the Company, at the adjusted term SOFR determined for such day plus an applicable margin of 5.00% cash interest plus 1.50% PIK Interest. On December 9, 2024, the Company entered into Amendment No. 5 to its credit agreement, dated August 21, 2023, with Nomura Corporate Funding Americas, LLC, as administrative agent (the “Fifth Amendment”). The Fifth Amendment extended the springing maturity date of the term loans if more than $25,000 aggregate principal amount of the 5.50% 2026 Notes was outstanding to February 3, 2026 and permitted under certain conditions an additional $10,000 of telecommunications financing. On January 3, 2025, the Company entered into Amendment No. 6 to its credit agreement, dated August 21, 2023, with Nomura Corporate Funding Americas, LLC, as administrative agent (the “Sixth Amendment”). The Sixth Amendment agreed to permit under certain conditions the contribution by BRPI of 100% of the equity interests in Lingo to BRPAC in connection with the entry into the BRPAC Credit Agreement. There was no fee charged in connection with the Sixth Amendment.

As of December 31, 2024 and 2023, the outstanding balance on the term loan was $117,292 (net of unamortized debt issuance costs of $5,246) and $475,056 (net of unamortized debt issuance costs of $18,694), respectively. Interest on the term loan during the years ended December 31, 2024 and 2023 was $23,529 (including amortization of deferred debt issuance costs of $5,799) and $11,662 (including amortization of deferred debt issuance costs of $2,916), respectively. The interest rate on the term loan as of December 31, 2024 and 2023 was 11.52% and 11.37%, respectively.

There were no borrowings outstanding under the revolving facility as of December 31, 2024. The Company had an outstanding balance $74,700 under the revolving facility as of December 31, 2023. Interest on the revolving facility during the years ended December 31, 2024 and 2023 was $1,420 (including unused commitment fees of $688 and amortization of deferred financing costs of $732) and $5,908 (including unused commitment fees of $334 and amortization of deferred financing costs of $754), respectively. The interest rate on the Revolving Credit Facility as of December 31, 2024 and 2023 was 11.37%.

In connection with the principal payments made on the term loan and revolving credit facility with Nomura during the year ended December 31, 2024, the Company recorded losses of the extinguishment of this debt in the amount of $17,956, which was included in the consolidated statements of operations in 2024.

On February 26, 2025, the Company entered into a new credit agreement with a group of funds indirectly or directly controlled by Oaktree Capital Management, L.P. with Oaktree Fund Administration, LLC, acting as the administrative agent and collateral agent, as more fully described in Note 25. The new credit agreement provided for (i) a three-year $125,000 secured term loan credit facility (the “Initial Term Loan Facility”) and (ii) a four-month $35,000 secured delayed draw term loan credit facility (the “Delayed Draw Facility” and, together with the Initial Term Loan Facility, the “Oaktree Credit Facilities”). The Nomura Credit Agreement discussed above was paid in full and terminated using proceeds from the Initial Term Loan Facility.

BRPAC Credit Agreement

On December 19, 2018, BRPI Acquisition Co LLC (“BRPAC”), a Delaware limited liability company, United Online, Inc. (“UOL”), and YMAX Corporation, Delaware corporations (collectively, the “BRPAC Borrowers”), indirect wholly owned subsidiaries of the Company, in the capacity as borrowers, entered into a credit agreement (the “BRPAC Credit Agreement”) with the Banc of California, N.A. in the capacity as agent (the “Agent”) and lender and with the other lenders party thereto (the “Closing Date Lenders”). Certain of the BRPAC Borrowers’ U.S. subsidiaries are guarantors of all obligations under the BRPAC Credit Agreement and are parties to the BRPAC Credit Agreement in such capacity (collectively, the “Secured Guarantors”; and together with the BRPAC Borrowers, the “Credit Parties”). In addition, the Company and B. Riley Principal Investments, LLC, the parent corporation of BRPAC and a subsidiary of the Company, are guarantors of the obligations under the BRPAC Credit Agreement pursuant to standalone guaranty agreements pursuant to which the shares outstanding membership interests of BRPAC are pledged as collateral.

BRC GROUP HOLDINGS, INC. (F/K/A B. RILEY FINANCIAL, INC.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except share data)

NOTE 13 — TERM LOANS AND REVOLVING CREDIT FACILITY (cont.)

The obligations under the BRPAC Credit Agreement are secured by first-priority liens on, and first priority security interest in, substantially all of the assets of the Credit Parties which totals approximately $184,587 (which includes $3,737 of accounts receivable and $3,325 of inventory), including a pledge of (a) 100% of the equity interests of the Credit Parties, (b) 65% of the equity interests in United Online Software Development (India) Private Limited, a private limited company organized under the laws of India; and (c) 65% of the equity interests in magicJack VocalTec Ltd., an Israel corporation. Such security interests are evidenced by pledge, security, and other related agreements.

The BRPAC Credit Agreement contains certain covenants, including those limiting the Credit Parties’ and their subsidiaries’ ability to incur indebtedness, incur liens, sell or acquire assets or businesses, change the nature of their businesses, engage in transactions with related parties, make certain investments or pay dividends. In addition, the BRPAC Credit Agreement requires the Credit Parties to maintain certain financial ratios. The BRPAC Credit Agreement also contains customary representations and warranties, affirmative covenants, and events of default, including payment defaults, breach of representations and warranties, covenant defaults and cross defaults. If an event of default occurs, the agent would be entitled to take various actions, including the acceleration of amounts due under the outstanding BRPAC Credit Agreement. The Company is in compliance with all financial covenants in the BRPAC Credit Agreement as of December 31, 2024.

Through a series of amendments, including the Fourth Amendment to the BRPAC Credit Agreement (the “Fourth Amendment”) on June 21, 2022, the BRPAC Borrowers, the Secured Guarantors, the Agent and the Closing Date Lenders agreed to the following, among other things: (i) the Closing Date Lenders agreed to make a new $75,000 term loan to the BRPAC Borrowers, the proceeds of which the BRPAC Borrowers used to repay the outstanding principal amount of the existing terms loans and optional loans and will use for other general corporate purposes, (ii) a new applicable margin level of 3.50% was established as set forth from the date of the Fourth Amendment, (iii) Marconi Wireless Holdings, LLC (“Marconi Wireless”) was added to the BRPAC Borrowers, (iv) the maturity date of the term loan was set to June 30, 2027, and (v) the BRPAC Borrowers were permitted to make certain distributions to the parent company of the BRPAC Borrowers.

The borrowings under the amended BRPAC Credit Agreement bear interest equal to the Term SOFR rate plus a margin of 2.75% to 3.50% per annum, depending on the BRPAC Borrowers’ consolidated total funded debt ratio as defined in the BRPAC Credit Agreement. As of December 31, 2024 and 2023, the interest rate on the BRPAC Credit Agreement was 7.42% and 8.46%, respectively.

Principal outstanding under the Amended BRPAC Credit Agreement is due in quarterly installments. The quarterly installments from March 31, 2025 to December 31, 2026 are in the amount of $3,169 per quarter, the quarterly installment on March 31, 2027 is in the amount of $2,377, and the remaining principal balance is due at final maturity on June 30, 2027.

As of December 31, 2024, and 2023, the outstanding balance on the term loan was $29,774 (net of unamortized debt issuance costs of $332) and $46,421 (net of unamortized debt issuance costs of $429), respectively. Interest expense on the term loan during the years ended December 31, 2024 and 2023 was $3,525 (including amortization of deferred debt issuance costs of $252) and $5,201 (including amortization of deferred debt issuance costs of $272), respectively.

On January 6, 2025 (the “Closing Date”), BRPAC entered into the BRPAC Amended Credit Agreement with certain subsidiaries of the Company, the Banc of California, in the capacity as agent and lender and with other lenders party thereto from time to time. The Company’s subsidiary Lingo was added as a BRPAC Borrower to the BRPAC Amended Credit Agreement. Pursuant to the BRPAC Amended Credit Agreement, the lenders made a new five-year $80,000 term loan to the BRPAC Borrowers, the proceeds of which were used to repay in full the obligations under the original BRPAC Credit Agreement dated December 19, 2018 and the Lingo Credit Agreement. In connection with the BRPAC Amended Credit Agreement, the BRPAC Borrowers also made certain distributions to the parent company of the BRPAC Borrowers from existing cash on hand. The BRPAC Amended Credit Agreement also builds in provisions for incremental term loans up to $40,000 allowing certain distributions to the parent company of the BRPAC

BRC GROUP HOLDINGS, INC. (F/K/A B. RILEY FINANCIAL, INC.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except share data)

NOTE 13 — TERM LOANS AND REVOLVING CREDIT FACILITY (cont.)

Borrowers from the proceeds of such incremental term loans. The BRPAC Borrowers’ U.S. subsidiaries are guarantors of all obligations under the BRPAC Amended Credit Agreement. The obligations under the BRPAC Amended Credit Agreement are secured by first-priority liens on, and first priority security interest in, substantially all of the assets of the BRPAC Borrowers, including a pledge of (a) 100% of the equity interests of the BRPAC Borrowers; (b) 65% of the equity interests in United Online Software Development (India) Private Limited, a private limited company organized under the laws of India; and (c) 65% of the equity interests in magicJack VocalTec Ltd., an Israel corporation. Such security interests are evidenced by pledge, security, and other related agreements.

The borrowings under the BRPAC Amended Credit Agreement bear interest equal to the Term SOFR rate plus a margin of 2.75% to 3.50% per annum, depending on the BRPAC Borrowers consolidated total funded debt ratio as defined in the BRPAC Amended Credit Agreement. The interest rate is subject to a margin level of 3.25%. As of the Closing Date, the outstanding principal amount was $80,000 with quarterly installments of principal due in the amount of $4,000, and any remaining principal balance is due at final maturity on January 6, 2030.

The BRPAC Amended Credit Agreement contains certain covenants, including those limiting the Credit Parties’, and their subsidiaries’, ability to incur indebtedness, incur liens, sell or acquire assets or businesses, change the nature of their businesses, engage in transactions with related parties, make certain investments or pay dividends. In addition, the BRPAC Amended Credit Agreement requires the Credit Parties to maintain certain financial ratios. The BRPAC Amended Credit Agreement also contains customary representations and warranties, affirmative covenants, and events of default, including payment defaults, breach of representations and warranties, covenant defaults and cross defaults. If an event of default occurs, the agent would be entitled to take various actions, including the acceleration of outstanding amounts due under the BRPAC Amended Credit Agreement. The Company obtained a waiver from the lender to allow for an extra 15 days to deliver interim financial statements for the quarter ended March 31, 2025. The Company delivered the interim financial statements within the amended time period.

NOTE 14 — SENIOR NOTES PAYABLE

Senior notes payable, net, is comprised of the following as of December 31, 2024 and 2023:

	December 31, 2024	December 31, 2023
6.750% Senior notes due May 31, 2024	$—	$140,492
6.375% Senior notes due February 28, 2025	145,211	146,432
5.500% Senior notes due March 31, 2026	216,662	217,440
6.500% Senior notes due September 30, 2026	180,464	180,532
5.000% Senior notes due December 31, 2026	322,667	324,714
6.000% Senior notes due January 31, 2028	264,345	266,058
5.250% Senior notes due August 31, 2028	401,307	405,483
	1,530,656	1,681,151
Less: Unamortized debt issuance costs	(95)	(13,130)
	$1,530,561	$1,668,021

The Company did not issue any senior notes during the year ended December 31, 2024. During the year ended December 31, 2023, the Company issued $185 of senior notes with maturity dates ranging from May 2024 to August 2028 pursuant to At the Market Issuance Sales Agreements with BRS which governs the program of at-the-market sales of the Company’s senior notes. A series of prospectus supplements were filed by the Company with the SEC in respect of the Company’s offerings of these senior notes.

In June 2023, the Company entered into note purchase agreements in connection with the 6.75% Senior Notes due 2024 (“6.75% 2024 Notes”) that were issued for the Targus acquisition. The note purchase agreements had a repurchase date of June 30, 2023 on which date the Company repurchased 2,356,978 shares of its 6.75% 2024 Notes

BRC GROUP HOLDINGS, INC. (F/K/A B. RILEY FINANCIAL, INC.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except share data)

NOTE 14 — SENIOR NOTES PAYABLE (cont.)

with an aggregate principal amount of $58,924. The repurchase price was equal to the aggregate principal amount, plus accrued and unpaid interest up to, but excluding, the repurchase date. The total repurchase payment included approximately $663 in accrued interest.

On February 29, 2024, the Company partially redeemed $115,492 aggregate principal amount of its 6.75% 2024 Notes pursuant to the seventh supplemental indenture dated December 3, 2021. The redemption price was equal to 100% of the aggregate principal amount, plus accrued and unpaid interest, up to, but excluding, the redemption date. The total redemption payment included approximately $628 in accrued interest.

On May 31, 2024, the Company redeemed the remaining $25,000 aggregate principal amount of the 6.75% 2024 Notes. The redemption price was equal to 100% of the aggregate principal amount, plus any accrued and unpaid interest up to, but excluding, the redemption date. The total redemption payment included approximately $145 in accrued interest. In connection with the full redemption, the 6.75% 2024 Notes, which were listed on NASDAQ under the ticker symbol “RILYO,” were delisted from NASDAQ and ceased trading on the redemption date.

On February 28, 2025 the Company redeemed all the issued and outstanding 6.375% Senior Notes due February 28, 2025 (the “6.375% 2025 Notes”). The redemption price was equal to 100% of the aggregate principal amount, plus any accrued interest and unpaid interest up to, but excluding, the redemption date The total redemption payment included approximately $720 accrued interest. In connection with the full redemption, the 6.375% 2025 Notes, which were listed on NASDAQ under the ticker symbol “RILYM,” were delisted from NASDAQ and ceased trading on the redemption date.

As of December 31, 2024 and 2023, the total senior notes outstanding was $1,530,561 (net of unamortized debt issue costs of $95) and $1,668,021 (net of unamortized debt issue costs of $13,130) with a weighted average interest rate of 5.62% and 5.71%, respectively. Interest on the senior notes is payable on a quarterly basis. Interest expense on the senior notes totaled $92,650 and $103,192 during the years ended December 31, 2024 and 2023, respectively.

As of December 31, 2024, the aggregate maturities of borrowings from notes payable, term loans, credit facilities, and senior notes for the next five years are as follows:

Amount
2025	$209,352
2026	747,343
2027	166,049
2028	665,735
2029	81

On March 26, 2025, the Company completed a private exchange transaction with an institutional investor pursuant to which $86,309 of aggregate principal amount of the Company’s 5.50% Senior Notes due March 2026 and $36,745 aggregate principal amount of the Company’s 5.00% Senior Notes due December 2026 owned by the institutional investor were cancelled and exchanged for $87,753 aggregate principal amount of New Notes as more fully described in Note 25 — Subsequent Events. In addition, on April 7, 2025, the Company completed a private exchange transaction with a certain institutional investor pursuant to which the investor exchanged approximately $22,000 aggregate principal amount of the Company’s 5.00% Senior Notes due December 2026, 6.00% Senior Notes due January 2028 and 5.25% Senior Notes due August 2028 for approximately $9,992 aggregate principal amount of the New Notes. On May 21, 2025, the Company completed a private exchange transaction with a certain institutional investor to exchange principal amounts of approximately $29,535, $75,000, and $34,537 of the Company’s 5.50% Senior Notes due March 2026, 5.00% Senior Notes due December 2026, and 6.00% Senior Notes due January 2028,

BRC GROUP HOLDINGS, INC. (F/K/A B. RILEY FINANCIAL, INC.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except share data)

NOTE 14 — SENIOR NOTES PAYABLE (cont.)

respectively, for approximately $93,067 aggregate principal amount of the New Notes. On June 30, 2025, the Company entered into a private exchange transaction with a certain institutional investor pursuant to which such investor exchanged approximately $28,009 aggregate principal amount of the Company’s 5.00% Senior Notes due December 2026, 6.00% Senior Notes due January 2028 and 5.25% Senior Notes due August 2028 for $13,000 aggregate principal amount of the New Notes. On July 11, 2025, the Company entered into a private exchange transaction with a certain institutional investor pursuant to which such investor exchanged approximately $42,838 aggregate principal amount of the Company’s 6.50% Senior Notes due September 2026, 5.00% Senior Notes due December 2026, 6.00% Senior Notes due January 2028 and 5.25% Senior Notes due August 2028 for $24,611 aggregate principal amount of the New Notes.

NOTE 15 — REVENUE FROM CONTRACTS WITH CUSTOMERS

Revenue from contracts with customers from the Company’s five reportable operating segments and the All Other category during the years ended December 31, 2024 and 2023 is reported below.

	Capital Markets	Wealth Management	Communications	Consumer Products	E-Commerce	Corp & All Other	Total
Revenues for the year ended December 31, 2024:
Corporate finance, consulting and investment banking fees	$154,388	$—	$—	$—	$—	$—	$154,388
Wealth and asset management fees	4,795	180,464	—	—	—	—	185,259
Commissions, fees and reimbursed expenses	22,905	9,472	—	—	—	—	32,377
Subscription services	—	—	284,315	—	—	—	284,315
Sale of goods	—	—	5,589	202,597	10,646	1,787	220,619
Advertising and other	—	—	5,120	—	13,855	90,047	109,022
Total revenues from contracts with customers	182,088	189,936	295,024	202,597	24,501	91,834	985,980

Trading (loss) income	(60,285)	3,278	—	—	—	—	(57,007)
Fair value adjustments on loans	(325,498)	—	—	—	—	—	(325,498)
Interest income – loans	54,141	—	—	—	—	—	54,141
Interest income – securities lending	70,862	—	—	—	—	—	70,862
Other	10,411	7,532	—	—	—	—	17,943
Total revenues	$(68,281)	$200,746	$295,024	$202,597	$24,501	$91,834	$746,421

BRC GROUP HOLDINGS, INC. (F/K/A B. RILEY FINANCIAL, INC.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except share data)

NOTE 15 — REVENUE FROM CONTRACTS WITH CUSTOMERS (cont.)

	Capital Markets	Wealth Management	Communications	Consumer Products	Corp & All Other	Total
Revenues for the year ended December 31, 2023:
Corporate finance, consulting and investment banking fees	$190,480	$—	$—	$—	$—	$190,480
Wealth and asset management fees	4,060	177,283	—	—	—	181,343
Commissions, fees and reimbursed expenses	32,436	9,993	—	—	—	42,429
Subscription services	—	—	324,758	—	—	324,758
Sale of goods	—	—	6,737	233,202	364	240,303
Advertising and other	—	—	6,194	—	47,992	54,186
Total revenues from contracts with customers	226,976	187,276	337,689	233,202	48,356	1,033,499

Trading (loss) income	16,845	4,758	—	—	—	21,603
Fair value adjustments on loans	20,225	—	—	—	—	20,225
Interest income – loans	123,244	—	—	—	—	123,244
Interest income – securities lending	161,652	—	—	—	—	161,652
Other	22,060	6,211	—	—	—	28,271
Total revenues	$571,002	$198,245	$337,689	$233,202	$48,356	$1,388,494

Revenues are recognized when control of the promised goods or performance obligations for services is transferred to the Company’s customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for the goods or services. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied over time is recognized by measuring the Company’s progress in satisfying the performance obligation in a manner that depicts the transfer of the goods or services to the customer. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that we determine the customer obtains control over the promised good or service. The amount of revenue recognized reflects the consideration we expect to be entitled to in exchange for those promised goods or services (i.e., the “transaction price”). In determining the transaction price, the Company considers multiple factors, including the effects of variable consideration. Variable consideration is included in the transaction price only to the extent it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainties with respect to the amount are resolved. In determining when to include variable consideration in the transaction price, the Company considers the range of possible outcomes, the predictive value of the Company’s past experiences, the time period of when uncertainties expect to be resolved and the amount of consideration that is susceptible to factors outside of our influence, such as market volatility or the judgment and actions of third parties. Payment terms vary by customer with due dates varying in advance of service or upon invoice of the service or for the sale of goods with credit terms. Revenues by geographic region by segment is included in Note 24 — Business Segments.

The following provides detailed information on the recognition of the Company’s revenues from contracts with customers:

Corporate finance, consulting and investment banking fees.    Fees earned from corporate finance and investment banking services are derived from debt, equity and convertible securities offerings in which the Company acted as an underwriter or placement agent. Fees from underwriting activities are recognized as revenues when the performance obligation for the services related to the underwriting transaction is satisfied under the terms of the

BRC GROUP HOLDINGS, INC. (F/K/A B. RILEY FINANCIAL, INC.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except share data)

NOTE 15 — REVENUE FROM CONTRACTS WITH CUSTOMERS (cont.)

engagement and is not subject to any other contingencies. Fees are also earned from financial advisory and consulting services rendered in connection with client mergers, acquisitions, restructurings, recapitalizations and other strategic transactions. The performance obligation for financial advisory services is satisfied over time as work progresses on the engagement and services are delivered to the client. Fees earned from bankruptcy, financial advisory, forensic accounting and real estate consulting services are rendered to clients over time as work progresses on the engagement and services are delivered to the client. Fees may also include success and performance based fees which are recognized as revenue when the performance obligation is no longer constrained and it is not probable that the revenue recognized would be subject to significant reversal in a future period. The performance obligation for financial advisory services may also include success and performance based fees which are recognized as revenue when the performance obligation is no longer constrained and it is not probable that the revenue recognized would be subject to significant reversal in a future period. Generally, it is probable that the revenue recognized is no longer subject to significant reversal upon the closing of the investment banking transaction.

Wealth and asset management fees.    Fees from wealth and asset management services consist primarily of investment management fees that are recognized over the period the performance obligation for the services are provided. Investment management fees are primarily comprised of fees for investment management services and are generally based on the dollar amount of the assets being managed.

Commissions, fees and reimbursed expenses.    Commissions and other fees from clients for trading activities are earned from equity securities transactions executed as agent or principal are recorded at a point in time on a trade date basis. Revenues from fees and reimbursed expenses for valuation services to clients are recognized when the performance obligation is completed and is generally at the point in time upon delivery of the report to the customer.

Subscription services.    Subscription service revenues are primarily earned from the Communications segment’s service contracts and are recognized in the period in which the transaction price has been determinable and the related performance obligations for services are provided to the customer. UOL pay accounts generally pay in advance for their internet access services and revenues are then recognized ratably over the service period. Subscription service revenues from magicJack include (a) revenues for initial access rights, which are recognized ratably over the service term, (b) revenues from access rights renewal, which are recognized ratably over the extended access right period; (c) revenues from access and wholesale charges, which are recognized as calls are terminated to the network; (d) revenues from UCaaS services, which are recognized in the period the services are provided over the term of the customer agreements; and (e) prepaid international long distance minutes, which are recognized as the minutes are used or expired. Subscription service revenues from our mobile phone business include revenues from mobile voice, text, and data services and are recognized ratably over the service period. Voice, text, and data overage charges are recognized over time as the consumer simultaneously receives and consumes the benefits each period as the Company performs.

Sale of goods.    Sale of goods primarily consists of the sale of magicJack and Marconi Wireless devices and amounts from the sale of goods from Targus in the Consumer Products segment and from Nogin in the E-Commerce segment. Revenues from the sale of magicJack and Marconi Wireless devices are recognized upon delivery (when control transfers to the customer). Sale of product revenues also include the related shipping and handling and installment fees, if applicable. Revenue from the sale of Targus and Nogin goods is recognized when control of the product transfers to the customer, generally upon product shipment. Revenue is measured as the amount of consideration expected to be received in exchange for the transfer of product. There are no significant judgments or estimates made to determine the amount or timing of reported revenues. Sales terms do not allow for a right of return except for matters related to products with defects or damages.

Advertising and other.    Advertising revenues consist of amounts from UOL’s Internet search partner that are generated as a result of users utilizing the partner’s Internet search services and amounts generated from display advertisements. Advertising revenues are recognized in the period in which the advertisement is displayed

BRC GROUP HOLDINGS, INC. (F/K/A B. RILEY FINANCIAL, INC.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except share data)

NOTE 15 — REVENUE FROM CONTRACTS WITH CUSTOMERS (cont.)

or, for performance-based arrangements, when the related performance criteria are met. In determining whether an arrangement exists, the Company ensures that a written contract is in place, such as a standard insertion order or a customer-specific agreement. The Company assesses whether performance criteria have been met and whether the transaction price is determinable based on a reconciliation of the performance criteria and the payment terms associated with the transaction. The reconciliation of the performance criteria generally includes a comparison of customer-provided performance data to the contractual performance obligation and to internal or third-party performance data in circumstances where that data is available.

Other income primarily consists of services revenues from the operations of an e-commerce, technology platform provider, a regional environmental services business, bebe, and a landscaping business. The e-commerce, technology platform provider delivers CaaS solutions for apparel brands and other retailers. Revenues primarily consist of commission fees derived from contractually committed gross revenue processed by customers on the Company’s e-commerce platform. CaaS revenue is recognized on a net basis from maintaining e-commerce platforms and online orders, as the Company is engaged primarily in an agency relationship with its customers and earns defined amounts based on the individual contractual terms for the customer and the Company does not take possession of the customers’ inventory or any credit risks relating to the products sold. The environmental services business is engaged in the recycling of scrap and waste materials and deals primarily in paper products. Customer arrangements contain a single obligation to transfer processed recycled goods and revenues are recognized at a point in time as processing fees when the performance obligation is satisfied. bebe’s revenues are primarily from rental fees of merchandise, and revenue is recognized over the rental term. The landscaping business provides landscaping maintenance, improvements, and irrigation services to its customers. Revenues are recognized as the services are performed, which is typically ratably over the term of the contract.

Information on Remaining Performance Obligations and Revenue Recognized from Past Performance

The Company does not disclose information about remaining performance obligations pertaining to contracts that have an original expected duration of one year or less. The transaction price allocated to remaining unsatisfied or partially unsatisfied performance obligation(s) with an original expected duration exceeding one year was not material as of December 31, 2024. Corporate finance and investment banking fees and retail liquidation engagement fees that are contingent upon completion of a specific milestone and fees associated with certain distribution services are also excluded as the fees are considered variable and not included in the transaction price as of December 31, 2024.

Contract Balances

The timing of the Company’s revenue recognition may differ from the timing of payment by its customers. The Company records a receivable when revenue is recognized prior to payment and the Company has an unconditional right to payment. Alternatively, when payment precedes the provision of the related services, the Company records deferred revenue until the performance obligation(s) are satisfied. Receivables related to revenues from contracts with customers totaled $68,653 and $81,956 as of December 31, 2024 and 2023, respectively. The Company had no significant impairments related to these receivables during the years ended December 31, 2024 and 2023. The Company also has $3,387 and $7,310 of unbilled receivables included in prepaid expenses and other assets as of December 31, 2024 and 2023, respectively. The Company’s deferred revenue primarily relates to retainer and milestone fees received from corporate finance and investment banking advisory engagements, asset management agreements, subscription services where the performance obligation has not yet been satisfied. Deferred revenue as of December 31, 2024 and 2023 was $58,148 and $70,514, respectively. The Company expects to recognize the deferred revenue of $58,148 as of December 31, 2024 as service and fee revenues when the performance obligation is met during the years December 31, 2025, 2026, 2027, 2028 and 2029 in the amount of $38,869, $8,882, $4,375, $2,082, and $1,229, respectively. The Company expects to recognize the deferred revenue of $2,711 after December 31, 2029.

BRC GROUP HOLDINGS, INC. (F/K/A B. RILEY FINANCIAL, INC.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except share data)

NOTE 15 — REVENUE FROM CONTRACTS WITH CUSTOMERS (cont.)

During the years ended December 31, 2024 and 2023, the Company recognized revenue of $41,671 and $50,318 that was recorded as deferred revenue at the beginning of each period, respectively.

Contract Costs

Contract costs include: (1) costs to fulfill contracts associated with corporate finance and investment banking engagements are capitalized where the revenue is recognized at a point in time and the costs are determined to be recoverable and; (2) commissions paid to obtain magicJack contracts which are recognized ratably over the contract term and third party support costs for magicJack and related equipment purchased by customers which are recognized ratably over the service period.

The capitalized costs to fulfill a contract were $5,694 and $8,131 as of December 31, 2024 and 2023, respectively, and are recorded in prepaid expenses and other assets in the consolidated balance sheets. During the years ended December 31, 2024 and 2023, the Company recognized expenses of $5,440 and $4,677 related to capitalized costs to fulfill a contract, respectively. There were no significant impairment charges recognized in relation to these capitalized costs during years ended December 31, 2024 and 2023.

NOTE 16 — INCOME TAXES

During the years ended December 31, 2024 and 2023, the Company’s loss from continuing operations before income taxes of $900,396 and $216,322 includes a United States component of loss from continuing operations before income taxes of $908,886 and $232,584 and a foreign component comprised of income from continuing operations before income taxes of $8,490 and $16,262, respectively. The Company will recognize any U.S. income tax expense it may incur on global intangible low tax income as income tax expense in the period in which the tax is incurred. The Company’s provision (benefit) for income taxes consists of the following during the years ended December 31, 2024 and 2023:

	Year Ended December 31,
	2024	2023
Current:
Federal	$—	$2,411
State	300	1,871
Foreign	2,515	(2,438)
Total current provision	2,815	1,844
Deferred:
Federal	18,154	(30,049)
State	632	(10,294)
Foreign	412	(616)
Total deferred	19,198	(40,959)
Total (benefit from) provision for income taxes	$22,013	$(39,115)

BRC GROUP HOLDINGS, INC. (F/K/A B. RILEY FINANCIAL, INC.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except share data)

NOTE 16 — INCOME TAXES (cont.)

A reconciliation of the federal statutory rate of 21.0% to the effective tax rate for loss from continuing operations before income taxes is as follows during the years ended December 31, 2024 and 2023:

	Year Ended December 31,
	2024	2023
Provision for income taxes at federal statutory rate	(21.0)%	(21.0)%
State income taxes, net of federal benefit	(6.3)%	(6.4)%
Employee stock based compensation	0.5%	1.2%
Bargain purchase	—%	(1.9)%
Foreign tax differential	—%	(3.2)%
Goodwill impairment	0.8%	6.0%
Provision true-up	1.5%	(2.3)%
Change in valuation allowance	27.4%	9.2%
Other	(0.5)%	0.3%
Effective income tax rate (benefit)	2.4%	(18.1)%

Deferred income tax assets (liabilities) consisted of the following as of December 31, 2024 and 2023:

	December 31,
	2024	2023
Deferred tax assets:
Accrued liabilities and other	$12,521	$14,006
Loans receivable and investments	151,725	3,696
Other	8,938	1,784
Share based payments	3,464	13,953
Credit carryforwards	973	—
Capital loss carryforward	64,875	43,488
Net operating loss carryforward	103,559	103,313
Total deferred tax assets	346,055	180,240

Deferred tax liabilities:
Deductible goodwill and other intangibles	(8,169)	(33,265)
State taxes	(12,515)	(5,051)
Depreciation	(5,479)	(2,983)
Other	—	(788)
Total deferred tax liabilities	(26,163)	(42,087)

Net deferred tax assets	319,892	138,153
Valuation allowance	(311,756)	(104,317)
Net deferred tax asset	$8,136	$33,836

Deferred tax assets, net	$13,598	$33,836
Deferred tax liabilities, net	(5,462)	—
Net deferred tax asset	$8,136	$33,836

As of December 31, 2024, the Company had federal net operating loss carryforwards of $344,508 and state net operating loss carryforwards of $71,248. There was no benefit or expense for income taxes recorded on NOLs during the year ended December 31, 2024 due to the valuation allowance. During the year ended December 31,

BRC GROUP HOLDINGS, INC. (F/K/A B. RILEY FINANCIAL, INC.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except share data)

NOTE 16 — INCOME TAXES (cont.)

2023, the Company recorded a benefit in the provision for income taxes related to federal and state net operating loss carryforwards in the amount of $1,983. The Company has $105,673 of capital loss carryovers as of December 31, 2024. There is potential to carryback approximately $40,077 to refund taxes paid in 2021 and 2022. The remaining balance is available for carryforwards and will expire December 31, 2029. The Company’s federal net operating loss carryforwards will expire in the tax years commencing in December 31, 2033 through December 31, 2038, the state net operating loss carryforwards will expire in tax years commencing in December 31, 2030.

The Company establishes a valuation allowance if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Tax benefits of operating loss, capital loss, and tax credit carryforwards are evaluated on an ongoing basis, including a review of historical and projected future operating results, the eligible carryforward period, and other circumstances. The Company’s net operating losses are subject to annual limitations in accordance with Internal Revenue Code Section 382. Accordingly, the Company is limited to the amount of net operating loss that may be utilized in future taxable years depending on the Company’s actual taxable income. As of December 31, 2024, a valuation allowance in the amount of $311,756 has been recorded since it is more likely than not that the Company will not be able to utilize tax benefits before they expire. The Company’s net deferred tax assets at December 31, 2024 of $11,013 represents the amount refund claims available from capital loss carrybacks of previously reported taxable capital gains in prior year tax returns. The valuation allowance increased by $207,439 during the year ended December 31, 2024 primarily due to net operating losses, realized and unrealized losses on investments, and fair value adjustments for loans receivable in the current year. As of December 31, 2023, the Company believes that the existing net operating loss carryforwards will be utilized in future tax periods before the loss carryforwards expire and it is more-likely-than-not that future taxable earnings will be sufficient to realize its deferred tax assets and has not provided an additional valuation allowance. The valuation allowance increased by $20,740 during the year ended December 31, 2023. This was primarily due to the inclusion of bebe in the Company’s consolidated results offset by the expiration of capital loss carryover that had previously been valued. The Company does not believe that it is more likely than not that it will be able to utilize the benefits related to Israel capital loss carryforwards and has provided a full valuation allowance in the amount of $41,751 against these deferred tax assets.

As of December 31, 2024, the Company had gross unrecognized tax benefits totaling $13,162 all of which would have an impact on the Company’s effective income tax rate, if recognized. A reconciliation of the amounts of gross unrecognized tax benefits (before federal impact of state items), excluding interest and penalties, was as follows:

	Year Ended December 31,
	2024	2023
Beginning balance	$14,819	$16,146
Additions for current year tax positions	—	—
Additions for prior year tax positions	23	—
Reductions for prior year tax positions	—	(969)
Reductions due to lapse in statutes of limitations	(1,680)	(358)
Ending balance	$13,162	$14,819

The Company files income tax returns in the U.S., various state and local jurisdictions, and certain other foreign jurisdictions. The Company is currently under audit by certain federal, state and local, and foreign tax authorities. The audits are in varying stages of completion. The Company evaluates its tax positions and establishes liabilities for uncertain tax positions that may be challenged by tax authorities. Uncertain tax positions are reviewed on an ongoing basis and are adjusted in light of changing facts and circumstances, including progress of tax audits, case law developments, and closing of statutes of limitations. Such adjustments are reflected in the provision for income taxes, as appropriate. The Company is currently open to audit under the statute of limitations by the Internal Revenue Service for the calendar years ended December 31, 2021 to 2024.

BRC GROUP HOLDINGS, INC. (F/K/A B. RILEY FINANCIAL, INC.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except share data)

NOTE 16 — INCOME TAXES (cont.)

As of December 31, 2024, the Company believes it is reasonably possible that its gross liabilities for unrecognized tax benefits may decrease by $243 within the next 12 months due to expiration of statute of limitations.

During the year ended December 31, 2024, the Company had accrued interest and penalties relating to uncertain tax positions of $19, $962, and $1,116 for UOL, magicJack, and Targus respectively, all of which is included in income taxes payable. During the year ended December 31, 2024, the Company recorded a net release of $1,375 for UOL, magicJack, and Targus combined, related to interest and penalties for uncertain tax positions primarily due to the lapse in statute of limitations.

Inflation Reduction Act of 2022

On August 16, 2022, the Inflation Reduction Act of 2022 (the “IR Act”) was signed into federal law. The IR Act provides for, among other things, a new U.S. federal 1% excise tax on certain repurchases if stock by publicly traded U.S. domestic corporations and certain U.S. domestic subsidiaries of public traded foreign corporations occurring on or after January 1, 2023. The excise tax is imposed on the repurchasing corporation itself, not its shareholders from which shares are repurchased. The amount of excise tax is generally 1% of the fair market value of the shares repurchased at the time of repurchase. However, for purposes of calculating the excise tax, repurchasing corporations are permitted to net the fair market value of certain new stock issuances against the fair market value of stock repurchases during the same taxable year. In addition, certain exceptions apply to the excise tax. The U.S. Department of Treasury (the “Treasury”) has been given authority to provide regulations and other guidance to carry out and prevent the abuse or avoidance of the excise tax. The Company does not expect the IR Act to have a material impact on its financial position and result of operations.

Pillar Two

The Pillar Two directive, which was established by the Organization for Economic Co-operation and Development, and which generally provides for a 15% minimum effective tax rate for multinational enterprises, in every jurisdiction in which they operate. While the Company does not anticipate that this will have a material impact on its tax provision or effective tax rate, it will continue to monitor evolving tax legislation in the jurisdictions in which it operates.

NOTE 17 — EARNINGS PER SHARE

Basic earnings per share is calculated by dividing net income by the weighted-average number of shares outstanding during the period. Diluted earnings per share is calculated by dividing net income (loss) by the weighted-average number of common shares outstanding, after giving effect to all dilutive potential common shares outstanding during the period. Remeasurements to the carrying value of the redeemable noncontrolling interests in equity of subsidiaries are not deemed to be a dividend (see Note 2(x)). According to ASC 480 — Distinguishing Liabilities from Equity, there is no impact on earnings per share in the computation of basic and diluted earnings per share to common shareholders for changes in the carrying value of the redeemable noncontrolling interests in equity, when such changes in carrying value which in substance approximates fair value.

Securities that could potentially dilute basic net income (loss) per share in the future that were not included in the computation of diluted net income (loss) per share were 1,412,305 and 2,341,329 during the years ended December 31, 2024 and 2023, respectively, because to do so would have been anti-dilutive.

BRC GROUP HOLDINGS, INC. (F/K/A B. RILEY FINANCIAL, INC.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except share data)

NOTE 17 — EARNINGS PER SHARE (cont.)

Basic and diluted earnings per share were calculated as follows:

	Year Ended December 31, 2024
	Continuing Operations	Discontinued Operations	Total
Net (loss) income	$(922,409)	$147,470	$(774,939)
Net income (loss) attributable to noncontrolling interests and redeemable noncontrolling interests	(8,920)	(1,745)	(10,665)
Net (loss) income attributable to Registrant	(913,489)	149,215	(764,274)
Preferred stock dividends	8,060	—	8,060
Net (loss) income available to common shareholders	$(921,549)	$149,215	$(772,334)
	Year Ended December 31, 2023
	Continuing Operations	Discontinued Operations	Total
Net (loss) income	$(177,207)	$71,576	$(105,631)
Net (loss) income attributable to noncontrolling interests and redeemable noncontrolling interests	(10,779)	5,058	(5,721)
Net (loss) income attributable to Registrant	(166,428)	66,518	(99,910)
Preferred stock dividends	8,057	—	8,057
Net (loss) income available to common shareholders	$(174,485)	$66,518	$(107,967)
	Year Ended December 31,
	2024	2023
Weighted average common shares outstanding:
Basic	30,336,274	29,265,099
Effect of dilutive potential common shares:
RSUs and warrants	—	—
Contingently issuable shares	—	—
Diluted	30,336,274	29,265,099

Basic net (loss) income per common share:
Continuing operations	$(30.38)	$(5.96)
Discontinued operations	4.92	2.27
Basic loss per common share	$(25.46)	$(3.69)
Diluted net (loss) income per common share:
Continuing operations	$(30.38)	$(5.96)
Discontinued operations	4.92	2.27
Diluted loss per common share	$(25.46)	$(3.69)

BRC GROUP HOLDINGS, INC. (F/K/A B. RILEY FINANCIAL, INC.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except share data)

NOTE 18 — ACCRUED EXPENSES AND OTHER LIABILITIES

Accrued expenses and other liabilities consist of the following:

	December 31, 2024	December 31, 2023
Accrued payroll and related expenses	$50,957	$59,850
Dividends payable	2,534	18,929
Income taxes payable	2,997	4,353
Other tax liabilities	16,184	13,540
Contingent consideration	4,538	25,194
Accrued expenses	51,695	55,774
Other liabilities	56,840	58,393
Accrued expenses and other liabilities	$185,745	$236,033

Other tax liabilities primarily consist of uncertain tax positions, sales and VAT taxes payable, and other non-income tax liabilities. Accrued expenses primarily consist of accrued trade payables, investment banking payables and legal settlements. Other liabilities primarily consist of interest payables, customer deposits, accrued legal fees and finance lease liabilities.

NOTE 19 — COMMITMENTS AND CONTINGENCIES

(a) Legal Matters

The Company is subject to certain legal and other claims that arise in the ordinary course of its business. In particular, the Company and its subsidiaries are named in and subject to various proceedings and claims arising primarily from the Company’s securities business activities, including lawsuits, arbitration claims, class actions, and regulatory matters. Some of these claims seek substantial compensatory, punitive, or indeterminate damages. The Company and its subsidiaries are also involved in other reviews, investigations, and proceedings by governmental and self-regulatory organizations regarding the Company’s business, which may result in adverse judgments, settlements, fines, penalties, injunctions, and other relief. In addition to such legal and other claims, reviews, investigations, and proceedings, the Company and its subsidiaries are subject to the risk of unasserted claims, including, among others, as it relates to matters related to Mr. Kahn and our investment in Freedom VCM. For example, in light of Mr. Kahn’s alleged involvement with the alleged misconduct concerning Prophecy Asset Management LP, the Company can provide no assurances that it will not be subject to claims asserting an interest in the Freedom VCM equity interests owned by Mr. Kahn, including those that collateralize the Amended and Restated Note. If a claim were successful, it would diminish the value of the collateral which could impact the carrying value of the loan. If such claims are made, however, the Company believes it has valid defenses from any such claim and any such claim would be without merit.

On July 11, 2025, the Company’s subsidiary, BRS, received a demand letter from certain parties that invested in a special purpose entity (the “SPV”) that in turn invested in the going private transaction (the “Transaction”) in August 2023 of Franchise Group, Inc. The letter alleges that BRS failed to disclose certain material facts regarding FRG and the Transaction in violation of certain securities and other laws. Such investors seek rescission of the aggregate investment amount of $37,500. The Company believes such claims are meritless and intends to defend such claims.

On February 14, 2025, a stockholder derivative complaint was filed by Michael Marchner in the Delaware Chancery Court on behalf of the Company and against the members of the Company’s Board of Directors. The complaint alleges that certain of the Company’s officers and the board of directors (i) breached their fiduciary duties related to the Company’s involvement with Brian Kahn and subsequent legal issues, (ii) engaged in misconduct, and (iii) wasted corporate assets, including the approval of improper compensation. The Company believes that these claims are meritless and intends to defend this action.

BRC GROUP HOLDINGS, INC. (F/K/A B. RILEY FINANCIAL, INC.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except share data)

NOTE 19 — COMMITMENTS AND CONTINGENCIES (cont.)

On January 22, 2025, a stockholder derivative complaint was filed by James Smith in the Superior Court for Los Angeles County against the Company, certain of the Company’s executive officers and the members of the Company’s Board of Directors. The complaint alleges that certain of the Company’s officers and directors (i) breached their fiduciary duties related to the Company’s involvement with Brian Kahn and subsequent legal issues, (ii) engaged in a waste of corporate assets, and (iii) received unjust enrichment. The Company believes that these claims are meritless and intends to defend this action.

On July 9, 2024, a putative class action was filed by Brian Gale, Mark Noble, Terry Philippas and Lawrence Bass in the Delaware Chancery Court against Freedom VCM, Mr. Kahn, Andrew Laurence, Matthew Avril, and the Company. This complaint alleges that former shareholders of FRG suffered damages due to alleged breaches of fiduciary duties by officers, directors and other participants in the August 2023 management-led take private transaction of FRG and that the Company aided and abetted those alleged breaches of fiduciary duties. The claim seeks an award of unspecified damages, rescissory damages and/or quasi-appraisal damages, disgorgement of profits, attorneys’ fees and expenses, and interest thereon. The Company believes these claims are meritless and intends to defend this action.

On July 3, 2024, each of the Company and Bryant Riley, Chairman and Co-Chief Executive Officer, received a subpoena from the U.S. Securities and Exchange Commission (the “SEC”) requesting the production of certain documents and other information primarily related to (i) the Company’s business dealings with Brian Kahn, (ii) certain transactions in an unrelated public company’s securities, and (iii) the communications and related compliance and other policies and procedures of certain of its regulated subsidiaries. On November 22, 2024, each of the Company and Mr. Riley received an additional SEC subpoena requesting the production of certain additional documents and information relating to Franchise Group, Inc. (including its holding company, Freedom VCM Holdings, LLC) as well as Mr. Riley’s personal loan and his pledge of shares of the Company’s common stock as collateral for such loan. As previously disclosed on April 23, 2024, the Audit Committee of the Company’s Board of Directors, with the assistance of Sullivan & Cromwell LLP, the Company’s legal counsel, conducted an internal review, and separately the Audit Committee retained Winston & Strawn LLP, independent legal counsel, to conduct an independent investigation, to review transactions among Mr. Kahn (and his affiliates) and the Company (and its affiliates). The review and the investigation both confirmed that the Company and its executives, including Mr. Riley, had no involvement with, or knowledge of, any alleged misconduct concerning Mr. Kahn or any of his affiliates. The receipt of subpoenas is not an indication that the SEC or its staff has determined that any violations of law have occurred. Both the Company and Mr. Riley are responding to the subpoenas and are fully cooperating with the SEC.

On May 2, 2024 a putative class action was filed Ted Donaldson in the Superior Court for the State of California, County of Los Angeles on behalf of all persons who acquired the Company’s senior notes pursuant to the shelf registration statement filed with the SEC on Form S-3 dated January 28, 2021, and the prospectuses filed and published on August 4, 2021 and December 2, 2021 (the “Offerings”). The action asserts claims under §§ 11, 12, and 15 of the Securities Act of 1933 against the Company, some of the Company’s current and former officers and directors, and the financial institutions that served as underwriters and book runners for the Offerings. An amended complaint was filed on September 27, 2024. The amended complaint alleges that the offering documents failed to advise investors that Brian Kahn and/or one or more of his controlled entities was engaged in illicit business activities, that the Company, despite the foregoing, continued to finance transactions for Kahn, eventually enabling him and others to take FRG private, and that the foregoing was reasonably likely to draw regulatory scrutiny and reputational harm to the Company. The Company believes these claims are meritless and intends to defend this action.

On January 24, 2024, a putative securities class action complaint was filed by Mike Coan in U.S. Federal District Court, Central District of California, against the Company, Mr. Riley, Tom Kelleher and Phillip Ahn. The purported class includes persons and entities that purchased shares of the Company’s common stock between May 10, 2023 and November 9, 2023. A second putative class action lawsuit was filed on March 15, 2024 by the KL Kamholz Joint Revocable Trust (“Kamholz”). On August 8, 2024, this matter was consolidated with the Kamholz matter and an amended complaint was then filed on April 21, 2025. The amended complaint alleges that the Company failed to disclose to investors material financial details concerning a going private transaction involving FRG,

BRC GROUP HOLDINGS, INC. (F/K/A B. RILEY FINANCIAL, INC.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except share data)

NOTE 19 — COMMITMENTS AND CONTINGENCIES (cont.)

and that the Company made false or misleading statements concerning the Company’s lending practices, its high concentration of risk in transactions involving Mr. Kahn and his affiliates, the condition and composition of the Company’s loan portfolio, the Company’s due diligence and risk management procedures, and the Company’s level of concern and internal scrutiny concerning Mr. Kahn after it learned he was potentially implicated in a fraud involving an unrelated third party. The amended complaint asserts claims under Sections 10(b) and 20(a) of the Securities Exchange Act of 1934. The Company cannot estimate the amount of potential liability, if any, that could arise from these matters and believes these claims are meritless and intends to defend these actions.

On September 21, 2023, BRCC, a wholly owned subsidiary of the Company, received a demand alleging that certain payments to BRCC in the aggregate amount of approximately $32,166 made by Sorrento Therapeutics, Inc. (“Sorrento”), a chapter 11 debtor in U.S. Bankruptcy Court, Southern District of Texas (the “Court”), pursuant to that certain Bridge Loan Agreement dated September 30, 2022 between Sorrento and BRCC, are avoidable as preferential transfers (the “Alleged Preferences”). On June 16, 2025, the liquidating trustee on behalf of the Sorrento Liquidating Trust filed a complaint with the Court in an adversary proceeding seeking to avoid and recover the Alleged Preferences. On September 12, 2025, the Court denied BRCC’s motion to dismiss. The Company believes that the liquidating trustee’s claims lack merit and intends to continue to assert its statutory defenses to defeat such claims.

In light of the significant factual issues to be resolved with respect to the asserted claims and other proceedings described above and uncertainties regarding unasserted claims described above, at the present time reasonably possible losses cannot be estimated with respect to the asserted and unasserted claims described in the preceding paragraphs.

(b) Babcock & Wilcox Commitments and Guarantees

On January 18, 2024, the Company, entered into a guaranty (the “Axos Guaranty”) in favor of (i) Axos Bank, in its capacity as administrative agent (the “Administrative Agent”) for the secured parties under that certain credit agreement, dated as of January 18, 2024, among B&W, the guarantors party thereto, the lenders party thereto and the Administrative Agent (the “B&W Axos Credit Agreement”), and (ii) the secured parties. Subject to the terms and conditions of the Axos Guaranty, the Company has guaranteed certain obligations of B&W (subject to certain limitations) under the B&W Axos Credit Agreement, including the obligation to repay outstanding loans and letters of credit and to pay earned interest, fees costs and expenses of enforcing the Axos Guaranty, provided however, that the Company’s obligations with respect to the principal amount of credit extensions and unreimbursed letter of credit obligations under the B&W Axos Credit Agreement shall not at any time exceed $150,000 in the aggregate, which is the maximum potential amount of future payments under the guaranty. In consideration for the agreements and commitments under the Axos Guaranty and pursuant to a separate fee and reimbursement agreement, B&W has agreed to pay the Company a fee equal to 2.00% of the aggregate revolving commitments (as defined in the B&W Axos Credit Agreement) under the B&W Axos Credit Agreement, payable quarterly and, at B&W’s election, in cash in full or 50% in cash and 50% in the form of penny warrants. On June 18, 2025, an amendment was made to the Axos Guaranty whereby the Company’s obligations as guarantor were suspended until January 1, 2027.

On June 30, 2021, the Company agreed to guaranty (the “Cash Collateral Provider Guaranty”) up to $110,000 of obligations that B&W may owe to providers of cash collateral pledged in connection with a debt financing for B&W. The Cash Collateral Provider Guaranty is enforceable in certain circumstances, including, among others, certain events of default and the acceleration of B&W’s obligations under a reimbursement agreement with respect to such cash collateral. B&W will pay the Company $935 per annum in connection with the Cash Collateral Provider Guaranty. B&W has agreed to reimburse the Company to the extent the Cash Collateral Provider Guaranty is called upon. As of December 31, 2023, the Cash Collateral Provider Guaranty was in respect of up to $90,000 of B&W obligations after B&W made paydowns of $10,000 during the year ended December 31, 2023. During the year ended December 31, 2024, B&W paid all of the obligations owed under the Cash Collateral Provider Guaranty and there are no amounts outstanding under this guarantee at December 31, 2024.

BRC GROUP HOLDINGS, INC. (F/K/A B. RILEY FINANCIAL, INC.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except share data)

NOTE 19 — COMMITMENTS AND CONTINGENCIES (cont.)

On December 22, 2021, the Company entered into a general agreement of indemnity in favor of one of B&W’s sureties. Pursuant to this indemnity agreement, the Company agreed to indemnify the surety in connection with a default by B&W under a €30,000 payment and performance bond issued by the surety in connection with a construction project undertaken by B&W. In consideration for providing the indemnity, B&W paid the Company fees in the amount of $1,694 on January 20, 2022.

On August 10, 2020, the Company entered into a project specific indemnity rider to a general agreement of indemnity made by B&W in favor of one of its sureties. Pursuant to the indemnity rider, the Company agreed to indemnify the surety in connection with a default by B&W under the underlying indemnity agreement relating to a $29,970 payment and performance bond issued by the surety in connection with a construction project undertaken by B&W. In consideration for providing the indemnity rider, B&W paid the Company fees in the amount of $600 on August 26, 2020. During the years ended December 31, 2024 and December 31, 2023, the indemnity rider was reduced to $2,997 and $5,994.

(c) FRG Commitments

On May 10, 2023, the Company entered into certain agreements pursuant to which the Company had, among other things, agreed to provide certain equity funding and other support in connection with the acquisition (the “Acquisition”) by Freedom VCM, Inc., a Delaware corporation (the “Parent”), of FRG. The Company entered into an Equity Commitment Letter with Freedom VCM (“TopCo”), the parent company of the Parent, and the Parent, pursuant to which the Company agreed to provide to TopCo, at or prior to the closing of the Acquisition, an amount equal to up to $560,000 in equity financing. The Company and FRG also entered into a Limited Guarantee in favor of FRG, pursuant to which the Company agreed to guarantee to FRG the due and punctual payment, performance and discharge when required by Parent or its subsidiary to FRG of certain liabilities and obligations of the Parent or such subsidiary. On August 21, 2023, in connection with the completion of the Acquisition and the Company’s portion of the equity financing, the Company’s obligations pursuant to the Equity Commitment Letter and Limited Guarantee were satisfied and the Company was paid the $16,500 fee pursuant to the Equity Commitment Letter and Limited Guarantee and the Company has no current commitment or guarantees related to FRG.

(d) Other Commitments

In the normal course of business, the Company enters into commitments to its clients in connection with capital raising transactions, such as firm commitment underwritings, equity lines of credit, or other commitments to provide financing on specified terms and conditions. These commitments require the Company to purchase securities at a specified price or otherwise provide debt or equity financing on specified terms. Securities underwriting exposes the Company to market and credit risk, primarily in the event that, for any reason, securities purchased by the Company cannot be distributed at the anticipated price and to balance sheet risk in the event that debt or equity financing commitments cannot be syndicated.

NOTE 20 — SHARE-BASED PAYMENTS

2021 Stock Incentive Plan

On May 27, 2021, the 2021 Stock Incentive Plan (the “2021 Plan”) replaced the Amended and Restated 2009 Stock Incentive Plan (the “2009 Plan”) and replaced the FBR & Co. 2006 Long-Term Stock Incentive Plan (the “FBR Stock Plan”). Equity awards previously granted or available for issuance under the 2009 Plan and FBR Stock Plan are now included in the 2021 Plan activity reported below.

BRC GROUP HOLDINGS, INC. (F/K/A B. RILEY FINANCIAL, INC.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except share data)

NOTE 20 — SHARE-BASED PAYMENTS (cont.)

Share-based compensation expense for RSUs under the 2021 Plan was:

	Year Ended December 31,
	2024	2023
Share-based compensation expense for RSUs for continuing operations	$17,158	$39,797
Share-based compensation expense for RSUs for discontinued operations	1,616	3,856
Total share-based compensation expense for RSUs	$18,774	$43,653

During the year ended December 31, 2024, in connection with employee stock incentive plans, the Company granted 1,223,263 RSUs with a total grant date fair value of $16,181. During the year ended December 31, 2023, in connection with employee stock incentive plans, the Company granted 537,168 RSUs with a total grant date fair value of $20,496.

The RSUs generally vest over a period of one to five years based on continued service. Performance based restricted stock units (“PRSUs”) generally vest based on both the employee’s continued service and the Company’s common stock price, as defined in the grant, achieving a set threshold during the two to three-year period following the grant. In determining the fair value of RSUs on the grant date, the fair value is adjusted for expected dividends based on historical patterns and the Company’s anticipated dividend payments over the expected holding period, and the risk-free interest rate based on U.S. Treasuries for a maturity matching the expected holding period.

As of December 31, 2024, the expected remaining unrecognized share-based compensation expense of $19,116 was to be expensed over a weighted average period of 1.9 years. As of December 31, 2023, the expected remaining unrecognized share-based compensation expense of $36,497 was to be expensed over a weighted average period of 1.3 years.

A summary of equity incentive award activity during the years ended December 31, 2024 and 2023 was as follows:

	Shares	Weighted Average Fair Value
Nonvested at December 31, 2022	3,375,627	$54.66
Granted	537,168	38.16
Vested	(1,615,025)	62.63
Forfeited	(156,441)	45.13
Nonvested at December 31, 2023	2,141,329	$54.18
Granted	1,223,263	13.23
Vested	(484,442)	53.56
Forfeited	(1,467,845)	52.10
Nonvested at December 31, 2024	1,412,305	$22.43

During the years ended December 31, 2024 and 2023, the per-share weighted average grant-date fair value of RSUs granted was $13.23 and $38.16, respectively. During the years ended December 31, 2024, and 2023, the per-share weighted average grant-date fair value of performance stock units granted was zero. During the years ended December 31, 2024 and 2023, the total fair value of shares vested was $25,945 and $23,432, respectively.

As discussed in Note 3, there were 215,876 stock options with a fair value of $5,749 issued as part of the consideration for the purchase price of Targus. All of these options were exercised during the fourth quarter of 2022 and there were no stock options outstanding as of December 31, 2024 and 2023.

BRC GROUP HOLDINGS, INC. (F/K/A B. RILEY FINANCIAL, INC.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except share data)

NOTE 21 — BENEFIT PLANS AND CAPITAL TRANSACTIONS

(a) Employee Benefit Plans

The Company maintains qualified defined contribution 401(k) plans, which cover substantially all of its U.S. employees. Under the plans, participants are entitled to make pre-tax contributions up to the annual maximums established by the Internal Revenue Service. The plan documents permit annual discretionary contributions from the Company. Employer contributions included in continuing operations were $2,008 and $2,049 for the years ended December 31, 2024 and 2023, respectively. Employer contributions in the amount of $700 and $608 were included in discontinued operations for the years ended December 31, 2024 and 2023, respectively.

(b) Employee Stock Purchase Plan

In connection with the Purchase Plan, share based compensation was:

	Year Ended December 31,
	2024	2023
Share-based compensation expense for the Purchase Plan for continuing operations	$—	$489
Share-based compensation expense for the Purchase Plan for discontinued operations	—	136
Total share-based compensation expense for the Purchase Plan	$—	$625

As of December 31, 2024 and 2023, there were 236,949 shares reserved for issuance under the Purchase Plan.

(c) Common Stock

Since October 30, 2018, the Company’s Board of Directors has authorized annual share repurchase programs of up to $50,000 of its outstanding common shares. All share repurchases were effected on the open market at prevailing market prices or in privately negotiated transactions. During the year ended December 31, 2023, the Company repurchased 2,174,608 shares of its common stock for $69,490, which represents an average price of $31.95 per common share. The shares repurchased under the program were retired. In November 2023, the share repurchase program was reauthorized by the Board of Directors for share repurchases of up to $50,000 of the Company’s outstanding common shares and expired in October 2024. Amounts purchased prior to November 2023 relate to the previously authorized share repurchase program.

On July 28, 2023, the Company issued 2,090,909 shares of common stock through a public offering at a price of $55.00 per share for net proceeds of $114,507 after underwriting fees and costs.

(d) Preferred Stock

On October 7, 2019, the Company closed its public offering of depositary shares (the “Depositary Shares”), each representing 1/1000th of a share of 6.875% Series A Cumulative Perpetual Preferred Stock, par value $0.0001 per share (the “Series A Preferred Stock”). The liquidation preference of each share of Series A Preferred Stock is $25,000 ($25.00 per Depositary Share). At the closing, the Company issued 2,000 shares of Series A Preferred Stock represented by 2,000,000 Depositary Shares issued. On October 11, 2019, the Company completed the sale of an additional 300,000 Depositary Shares, pursuant to the underwriters’ full exercise of their over-allotment option to purchase additional Depositary Shares. The offering of the 2,300,000 Depositary Shares generated $57,500 of gross proceeds.

During the years ended December 31, 2024 and 2023, the Company issued zero depositary shares of the Series A Preferred Stock through ATM sales. There were 2,834 shares issued and outstanding as of December 31, 2024 and 2023. Total liquidation preference for the Series A Preferred Stock as of December 31, 2024 and 2023 was $70,854. Dividends on the Series A preferred paid during the years ended December 31, 2024 and 2023 were $0.4296875 per depositary share.

BRC GROUP HOLDINGS, INC. (F/K/A B. RILEY FINANCIAL, INC.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except share data)

NOTE 21 — BENEFIT PLANS AND CAPITAL TRANSACTIONS (cont.)

On September 4, 2020, the Company issued depositary shares each representing 1/1000th of a share of 7.375% Series B Cumulative Perpetual Preferred Stock, par value $0.0001 per share (the “Series B Preferred Stock”). The Series B Preferred Stock has a liquidation preference of $25 per 1/1000 depositary share or $25,000 per preferred share. As a result of the offering the Company issued 1,300 shares of Series B Preferred Stock represented by 1,300,000 depositary shares. The offering resulted in gross proceeds of approximately $32,500.

During the years ended December 31, 2024 and 2023, the Company issued depositary shares equivalent to zero and 18 shares, respectively, of the Series B Preferred Stock through ATM sales. There were 1,729 shares issued and outstanding as of December 31, 2024, and 2023. Total liquidation preference for the Series B Preferred Stock as of December 31, 2024 and 2023 was $43,228. Dividends on the Series B preferred paid during the years ended December 31, 2024 and 2023 were $0.4609375 per depositary share.

The Series A Preferred Stock and the Series B Preferred Stock ranks, as to dividend rights and rights upon the Company’s liquidation, dissolution or winding up: (i) senior to all classes or series of the Company’s common stock and to all other equity securities issued by the Company other than equity securities issued with terms specifically providing that those equity securities rank on a parity with the Series A Preferred Stock or Series B Preferred Stock, (ii) junior to all equity securities issued by the Company with terms specifically providing that those equity securities rank senior to the Series A Preferred Stock and the Series B Preferred Stock with respect to payment of dividends and the distribution of assets upon the Company’s liquidation, dissolution or winding up and (iii) effectively junior to all of the Company’s existing and future indebtedness (including indebtedness convertible into our common stock or preferred stock) and to the indebtedness and other liabilities of (as well as any preferred equity interests held by others in) the Company’s existing or future subsidiaries. Generally, the Series A Preferred Stock and the Series B Preferred Stock is not redeemable by the Company prior to October 7, 2024. However, upon a change of control or delisting event, the Company will have the special option to redeem the Series A Preferred Stock and the Series B Preferred Stock.

(e) Dividends

From time to time, we may decide to pay dividends which will be dependent upon our financial condition and results of operations. During the years ended December 31, 2024 and 2023, the Company paid cash dividends on its common stock of $33,731 and $141,099, respectively. In August 2024, we announced the suspension of our common stock dividend as we prioritize reducing our debt. The declaration and payment of any future dividends or repurchases of our common stock will be made at the discretion of our Board of Directors and will be dependent upon our financial condition, results of operations, cash flows, capital expenditures, and other factors that may be deemed relevant by our Board of Directors.

A summary of our common stock dividend activity during the years ended December 31, 2024 and 2023 was as follows:

Date Declared	Date Paid	Stockholder Record Date	Amount
May 15, 2024	June 11, 2024	May 27, 2024	$0.500
February 29, 2024	March 22, 2024	March 11, 2024	0.500
November 8, 2023	November 30, 2023	November 20, 2023	1.000
July 25, 2023	August 21, 2023	August 11, 2023	1.000
May 4, 2023	May 23, 2023	May 16, 2023	1.000
February 22, 2023	March 23, 2023	March 10, 2023	1.000

Holders of Series A Preferred Stock, when and as authorized by the board of directors of the Company, are entitled to cumulative cash dividends at the rate of 6.875% per annum of the $25,000 liquidation preference ($25.00 per Depositary Share) per year (equivalent to $1,718.75 or $1.71875 per Depositary Share). Dividends will be payable

BRC GROUP HOLDINGS, INC. (F/K/A B. RILEY FINANCIAL, INC.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except share data)

NOTE 21 — BENEFIT PLANS AND CAPITAL TRANSACTIONS (cont.)

quarterly in arrears, on or about the last day of January, April, July and October. As of December 31, 2024 and 2023, dividends in arrears in respect of the Depositary Shares were $812. On January 21, 2025, the Company announced that it had temporarily suspended dividends on its Series A Preferred Stock. Unpaid dividends will accrue until paid in full.

Holders of Series B Preferred Stock, when and as authorized by the board of directors of the Company, are entitled to cumulative cash dividends at the rate of 7.375% per annum of the $25,000 liquidation preference ($25.00 per Depositary Share) per year (equivalent to $1,843.75 or $1.84375 per Depositary Share). Dividends will be payable quarterly in arrears, on or about the last day of January, April, July and October. As of December 31, 2024 and 2023, dividends in arrears in respect of the Depositary Shares were $531. On January 21, 2025, the Company announced that it had temporarily suspended dividends on its Series B Preferred Stock. Unpaid dividends will accrue until paid in full.

A summary of our preferred stock dividend activity during the years ended December 31, 2024 and 2023 was as follows:

Date Declared	Date Paid	Stockholder Record Date	Preferred Dividend per Depositary Share
			Series A	Series B
October 16, 2024	October 31, 2024	October 28, 2024	$0.4296875	$0.4609375
July 9, 2024	July 31, 2024	July 22, 2024	0.4296875	0.4609375
April 9, 2024	April 30, 2024	April 22, 2024	0.4296875	0.4609375
January 9, 2024	January 31, 2024	January 22, 2024	0.4296875	0.4609375
October 10, 2023	October 31, 2023	October 23, 2023	0.4296875	0.4609375
July 11, 2023	July 31, 2023	July 21, 2023	0.4296875	0.4609375
April 10, 2023	May 1, 2023	April 21, 2023	0.4296875	0.4609375
January 9, 2023	January 31, 2023	January 20, 2023	0.4296875	0.4609375

NOTE 22 — NET CAPITAL REQUIREMENTS

BRS and B. Riley Wealth Management (“BRWM”), the Company’s broker-dealer subsidiaries, are registered with the SEC as broker-dealers and members of the Financial Industry Regulatory Authority, Inc. (“FINRA”). The Company’s broker-dealer subsidiaries are subject to SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, to not exceed 15 to 1. As such, they are subject to the minimum net capital requirements promulgated by the SEC. As of December 31, 2024, BRS had net capital of $69,197, which was $65,420 in excess of its required minimum net capital of $3,777 and BRWM had net capital of $16,384, which was $14,832 in excess of its required minimum net capital of $1,552.

As of December 31, 2023, BRS had net capital of $134,561, which was $130,163 in excess of its required minimum net capital of $4,398 and BRWM had net capital of $12,328, which was $10,431 in excess of its required minimum net capital of $1,897.

NOTE 23 — RELATED PARTY TRANSACTIONS

The Company provides asset management and placement agent services to unconsolidated funds affiliated with the Company (the “Funds”). In connection with these services, the Funds may bear certain operating costs and expenses which are initially paid by the Company and subsequently reimbursed by the Funds. Management fees from the Funds during the years ended December 31, 2024 and 2023 totaled $150 and $1,725, respectively.

As of December 31, 2024 and 2023, amounts due from related parties were $189 and $172, respectively, of which $41 and $172, respectively, were due from the Funds for management fees and other operating expenses.

BRC GROUP HOLDINGS, INC. (F/K/A B. RILEY FINANCIAL, INC.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except share data)

NOTE 23 — RELATED PARTY TRANSACTIONS (cont.)

As of December 31, 2024 and 2023, amounts due to related parties were $3,404 and $2,480, respectively, of which $2,764 and $2,480, respectively, related to bebe’s rent to own stores which are franchised through Freedom VCM and consist of royalty fees, inventory purchases, marketing, and IT services. As of December 31, 2024, $640 were due to certain of the Company’s brand investments from Nogin for sales transactions settled by Nogin as part of its e-commerce related services to the Company’s brand investments.

During the year ended December 31, 2024, royalty fees, marketing, and IT services charged to bebe by Freedom VCM totaled $4,852, and inventory purchases by bebe from Freedom VCM totaled $15,319. During the year end December 31, 2024, Nogin recognized revenues of $7,420 from clients that are part of the Company’s brand investments.

In June 2020, the Company entered into an investment advisory services agreement with Whitehawk Capital Partners, L.P. (“Whitehawk”), a limited partnership controlled by Mr. J. Ahn, who is the brother of Phil Ahn, the Company’s former Chief Financial Officer and Chief Operating Officer. Whitehawk has agreed to provide investment advisory services for GACP I, L.P. and GACP II, L.P. During the years ended December 31, 2024 and 2023, management fees paid for investment advisory services by Whitehawk was $2,272 and $1,142, respectively. On February 1, 2024, one of the Company’s loans receivable with a principal amount of $4,521 was sold to a fund managed by Whitehawk for $4,584.

The Company periodically participates in loans and financing arrangements for which the Company has an equity ownership and representation on the board of directors (or similar governing body). The Company may also provide consulting services or investment banking services to raise capital for these companies. These transactions can be summarized as follows:

Babcock and Wilcox

One of the Company’s wholly owned subsidiaries entered into a services agreement with B&W that provided for the President of the Company to serve as the Chief Executive Officer of B&W until November 30, 2020 (the “Executive Consulting Agreement”), unless terminated by either party with thirty days written notice. The agreement was extended through December 31, 2028. Under this agreement, fees for services provided are $750 per annum, paid monthly. In addition, subject to the achievement of certain performance objectives as determined by B&W’s compensation committee of the board, a bonus or bonuses may also be earned and payable to the Company. In March 2022, a $1,000 performance fee was approved in accordance with the Executive Consulting Agreement. On September 20, 2024, Kenny Young resigned from his position as the President of the Company, the Executive Consulting Agreement with B&W was terminated, and concurrently, entered into a one-year consulting agreement (“the Agreement”) to provide services to the Company, pursuant to which he will be paid an annual fee of $250 paid on a monthly basis, subject to deduction of damages, fees and expenses that he owes the Company pursuant to this agreement.

During the years ended December 31, 2024 and 2023, the Company earned $3,850 and zero, respectively, of underwriting and financial advisory and other fees from B&W in connection with B&W’s capital raising activities.

The Company is also a party to indemnification agreements for the benefit of B&W and the B. Riley Guaranty, each as disclosed above in Note 19 — Commitments and Contingencies.

The Arena Group Holdings, Inc. (fka the Maven, Inc.)

The Company had loans receivable due from The Arena Group Holdings, Inc. (fka the Maven, Inc.) (“Arena”) included in loans receivable, at fair value of $98,729 as of December 31, 2023. On August 31, 2023, the Arena loan was amended for an additional $6,000 loan receivable with interest payable at 10.0% per annum and a maturity date of December 31, 2026. Two of the Company’s members of senior management were members of the board of directors of Arena. On December 1, 2023, the Company sold its equity interest in Arena for $16,576 at a gain of $3,315 and

BRC GROUP HOLDINGS, INC. (F/K/A B. RILEY FINANCIAL, INC.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except share data)

NOTE 23 — RELATED PARTY TRANSACTIONS (cont.)

its outstanding loans receivable for $78,796 at a loss of $28,919. Following the completion of the sale, two of the Company’s members of senior management resigned from the board of directors of Arena and Arena is no longer a related party. Interest income on the loan receivable was $10,882 during the year ended December 31, 2023.

There were no fees earned from Arena by the Company during the year ended December 31, 2024 and 2023.

Applied Digital

On May 20, 2023, the Company entered into a loan agreement with Applied Digital (“APLD”). The chief executive officer of APLD was also a member of senior management of the Company. As of December 31, 2023, APLD had paid off its outstanding loan receivable balance with the Company, and the Company had an unfunded loan commitment with APLD of $5,500. Interest income on the loan receivable was $3,150 during the year ended December 31, 2023. On February 5, 2024, the loan was terminated and no commitments remain.

During the years ended December 31, 2024 and 2023, the Company earned $393 and zero in underwriting and financial advisory fees from APLD, respectively.

California Natural Resources Group, LLC.

California Natural Resources Group, LLC (“CalNRG”) was a related party as a result of the Company’s approximately 25.0% equity ownership. On January 3, 2022, CalNRG repaid the promissory note using proceeds from a new credit facility with a third party bank (the “CalNRG Credit Facility”). As of December 31, 2023, the Company had guaranteed CalNRG’s obligations, up to $7,375, under the CalNRG Credit Facility. On May 23, 2024, the Company sold its equity interest in CalNRG for $9,272 resulting in a realized gain of $254, and no commitments remain.

Faze Clan

On March 9, 2022, the Company loaned $10,000 to Faze Clan, Inc. (“Faze”) pursuant to a bridge credit agreement (the “Bridge Agreement”). On April 25, 2022, the Company loaned an additional $10,000 pursuant to the Bridge Agreement. All principal and accrued interest pursuant to the Bridge Agreement was repaid upon closing of Faze’s business combination (the “Business Combination”) with BRPM 150, which following the Business Combination changed its name to Faze Holdings. As a result of the Business Combination, BRPM 150 is no longer a VIE of the Company. On July 19, 2022, in connection with the Business Combination, the Company purchased 5,342,500 shares of Faze Holdings Class A common stock for $10.00 per share. One of the Company’s members of senior management was appointed to the board of directors of Faze. In September 2023, one of the Company’s members of senior management resigned from the board of directors of Faze and Faze is no longer a related party.

Lingo

On May 31, 2022, the Company converted $17,500 of a loan receivable with Lingo Management into equity and the Company’s ownership interest in Lingo increased from 40% to 80%. Interest income was $1,478 during the years ended December 31, 2023. Lingo was a related party due to our 40% equity ownership prior to the Company obtaining a controlling ownership of 80% on May 31, 2022, which resulted in Lingo becoming a majority-owned subsidiary of the Company. On February 24, 2023, the Company acquired the remaining 20% ownership in Lingo, increasing the Company’s ownership interest to 100%.

Freedom VCM Holdings, LLC

On May 10, 2023, the Company entered into certain agreements pursuant to which the Company had, among other things, agreed to provide certain equity funding and other support as part of the FRG take-private transaction as previously discussed in Note 2(t). The Company entered into an Equity Commitment Letter with Freedom VCM,

BRC GROUP HOLDINGS, INC. (F/K/A B. RILEY FINANCIAL, INC.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except share data)

NOTE 23 — RELATED PARTY TRANSACTIONS (cont.)

pursuant to which the Company agreed to provide up to $560,000 in equity financing at or prior to the closing of the FRG take-private transaction. On August 21, 2023, in connection with the completion of the FRG take-private transaction, the Company’s obligations pursuant to the Equity Commitment Letter and Limited Guarantee were satisfied. Upon closing the acquisition on August 21, 2023, the Company was paid an equity commitment fee of $16,500 which is included in services and fees revenues. At the time of the Company’s equity investment on August 21, 2023, the Company’s chief executive officer became a member of the board of directors of Freedom VCM.

On August 21, 2023, the Company purchased an additional equity interest in Freedom VCM for $216,500, which resulted in a total equity interest of $281,144 and a 31% voting interest and representation on the board of directors of Freedom VCM as part of the FRG take-private transaction as previously discussed in Note 2(t). As part of the FRG take-private transaction, certain members of management of Freedom VCM, which are related parties to Freedom VCM, exchanged their equity interest in FRG for a combined 35% voting interest in Freedom VCM, of which Mr. Kahn and his wife and one of Mr. Kahn’s affiliates comprised 32%. The Company has a first priority security interest in a 25% equity interest of Mr. Kahn (who was also CEO and a board member of Freedom VCM) in Freedom VCM to secure the loan to an affiliate of Mr. Kahn as more fully described in Note 2(s). Freedom VCM filed voluntary petitions for relief under Chapter 11 of the Bankruptcy Code on November 3, 2024 which impacts the fair value of this equity investment. The change in fair value of the Freedom VCM equity investment was an unrealized loss of $287,043 for the year ended December 31, 2024.

In connection with the FRG take-private transaction, all of the equity interests of BRRII, a majority-owned subsidiary of the Company, were sold to Freedom VCM Receivables (a subsidiary of Freedom VCM), for a purchase price of $58,872 which resulted in a loss of $78 on August 21, 2023. In connection with the sale, Freedom VCM Receivables assumed the obligations with respect to the Pathlight Credit Agreement as more fully discussed in Note 13 and as consideration for the purchase price, the Company entered into a non-recourse promissory note with another Freedom VCM affiliate in the amount of $58,872, with a stated interest rate of 19.74% and a maturity date of August 21, 2033. Payments of principal and interest on the note are limited solely to the performance of certain receivables held by BRRII. Principal and interest is payable based on the collateral without recourse to Freedom VCM Receivables, which includes the performance of certain consumer credit receivables. This loan receivable was measured at fair value in the amount of $3,913 and $42,183 as of December 31, 2024 and 2023. Interest income on this loan receivable was $6,035 and $3,427 during the years ended December 31, 2024 and 2023, respectively. On October 9, 2024, the Promissory Note was cancelled and certain of the receivables owned by BRRII were transferred to BRRI, all in accordance with the terms of that certain amended and restated funding agreement, dated December 18, 2023, by and among Freedom VCM Interco Holdings, Inc., Freedom VCM Receivables, Inc., BRRII, the Company and certain other parties thereto.

As more fully described in Note 2(s), the Company also has a related party loan receivable with a fair value of approximately $2,169 and $20,624 at December 31, 2024 and 2023 from home-furnishing retailer W.S. Badcock Corporation (“Badcock”) that is collateralized by consumer finance receivables of Badcock. These consumer finance receivables were acquired from Badcock in multiple purchases beginning in December 2021. On December 18, 2023, Badcock was sold by Freedom VCM to Conn’s and the Company loaned Conn’s $108,000 pursuant to the Conn’s Term Loan which bears interest at an aggregate rate per annum equal to the Term SOFR Rate (as defined in the Conn’s Term Loan), subject to a 4.80% floor, plus a margin of 8.00% and matures on February 20, 2027. On February 14, 2024, the Company collected $15,000 of principal payments which reduced the loan balance to $93,000. Badcock now operates as a wholly owned subsidiary of Conn’s. For the year ended December 31, 2024 interest income on these loans totaled $7,538. The commencement of the Chapter 11 Cases constitutes an event of default that accelerated the obligations under the Conn’s Term Loan. As of the date of the filing of the Chapter 11 Cases, $93,000 in outstanding borrowings existed under the Conn’s Term Loan. Any efforts to enforce payment obligations under the Conn’s Term Loan are automatically stayed as a result of the Chapter 11 Cases and the Company’s rights of enforcement in respect of the Conn’s Term Loan are subject to the applicable provisions of the Bankruptcy Code. These loan receivables are reported as related party loan receivables due to the Company’s related party relationship with Freedom VCM and Freedom VCM’s ability to exercise influence over Conn’s as a result of the equity consideration Freedom VCM received from the sale of Badcock to Conn’s on December 18, 2023.

BRC GROUP HOLDINGS, INC. (F/K/A B. RILEY FINANCIAL, INC.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except share data)

NOTE 23 — RELATED PARTY TRANSACTIONS (cont.)

On June 27, 2024, Conn’s entered into a Consulting Agreement, as subsequently amended on July 19, 2024 (the “Consulting Agreement”), with an affiliate of the Company. Pursuant to the Consulting Agreement, Conn’s engaged the Company to sell merchandise and furniture, fixtures, & equipment (“FF&E”) as well as additional goods at Conn’s and Badcock stores, headquarters, distribution centers, and cross-dock locations. The Company will receive a fee of 1.75% of the gross proceeds of merchandise sold where the gross recovery on cost thresholds is below 105% of cost, 2.0% of the gross proceeds of merchandise sold where the gross recovery on cost thresholds is between 105.1% of cost and 109.9% of cost, and 2.25% of the gross proceeds of merchandise sold where the gross recovery on cost thresholds is 110% of cost or more. The Company will also receive a fee equal to 15% of the gross proceeds of FF&E sales and 92.5% of the gross proceeds from the sale of additional goods. In connection with the Chapter 11 Cases, the Consulting Agreement was assumed by the Conn’s debtors on an interim basis, and on August 22, 2024, the Consulting Agreement was assumed by the Conn’s debtors on a final basis. Included in discontinued operations for Great American Group, see Note 4, revenues from services and fees earned from the Conn’s consulting agreement for the period through November 15, 2024 was $26,106.

Vintage Capital Management — Brian Kahn

Simultaneously with the completion of the FRG take-private transaction, one of our subsidiaries and VCM, an affiliate of Brian Kahn, amended and restated a promissory note (the “Amended and Restated Note”), pursuant to which VCM owes our subsidiary the aggregate principal amount of $200,506 and bears interest at the rate of 12% per annum payable-in-kind with a maturity date of December 31, 2027. The Amended and Restated Note requires repayments prior to the maturity date from certain proceeds received by VCM, Mr. Kahn, or his affiliates from, among other proceeds, distributions or dividends paid by Freedom VCM in amount equal to the greater of (i) 80% of the net after-tax proceeds, and (ii) 50% of gross proceeds. The obligations under the Amended and Restated Note are primarily secured by a first priority perfected security interest in Freedom VCM equity interests owned by Mr. Kahn and his spouse with a value (based on the transaction price in the FRG take-private transaction) of $227,296 as of August 21, 2023. Interest income was $15,573 and $8,889 during the years ended December 31, 2024 and 2023, respectively. The fair value of the Freedom VCM equity interest owned by Mr. Kahn and his spouse was zero and $232,065 as of December 31, 2024 and 2023, respectively. On November 3, 2024, Freedom VCM filed voluntary petitions for relief under Chapter 11 of the Bankruptcy Code which impacts the collateral for this loan receivable. The fair value of the loan was $2,057 at December 31, 2024 which was determined based on the underlying collateral for this loan which is primarily comprised of other securities. The fair value adjustment on the VCM loan receivable was a decrease of $(222,911) for the year ended December 31, 2024. The fair value of the underlying collateral for this loan decreased to a fair value of $1,284 at September 16, 2025. The $1,284 is comprised of other public securities. In light of the Company’s determination that the repayment of the Amended and Restated Note will be paid primarily from the cash distributions from Freedom VCM or foreclosure on the underlying collateral provided by Mr. Kahn and his spouse being in Freedom VCM equity interests, the Company has determined that both VCM and Mr. Kahn are related parties as of December 31, 2024 and 2023.

Torticity, LLC

On November 2, 2023, the Company agreed to lend up to $15,369 to Torticity, LLC, of which $6,690 was drawn upon with $8,679 remaining, with interest payable of 15.0% per annum and a maturity date of November 2, 2026. Interest income was $1,952 and $165 during the years ended December 31, 2024 and 2023, respectively. One of the Company’s members of senior management is on the board of directors of Torticity. The loan receivable had a fair value of zero and $6,791 as of December 31, 2024 and 2023, respectively, and is included in the Company’s loans receivable, at fair value in the consolidated balance sheets.

BRC GROUP HOLDINGS, INC. (F/K/A B. RILEY FINANCIAL, INC.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except share data)

NOTE 23 — RELATED PARTY TRANSACTIONS (cont.)

Kanaci Technologies, LLC

On November 21, 2023, the Company agreed to lend up to $10,000 to Kanaci Technologies, LLC (“Kanaci”), of which $4,000 was drawn upon with $6,000 remaining, with interest payable of 15.0% per annum and a maturity date of June 30, 2026. Interest income was $2,088 and $51 during the years ended December 31, 2024 and 2023, respectively. In June 2023, one of the Company’s members of senior management was appointed to the board of directors of Kanaci. The loan receivable in the amount of $11,453 was converted to equity on September 30, 2024. At December 31, 2023, the loan receivable with a fair value of $3,904 is included in loans receivable, at fair value in the consolidated balance sheets.

Great American Holdings, LLC (“GA Holdings”)

GA Holdings is a related party as a result of BRC’s representation on the Board of Directors and 44.2% equity ownership of common equity as part of the Great American Transaction on November 15, 2024 (as discussed in more detail in Note 4 — Discontinued Operations and Assets Held for Sale). Upon closing the Great American Transaction on November 15, 2024, the Company had loans receivable outstanding for three retail liquidation engagements from GA Holdings in the amount of $15,000. The three loans receivable are due and payable upon completion of the retail liquidation engagements and do not accrue interest on the outstanding balance. Two of the loans receivable were paid in full prior to December 31, 2024 and the Company collected principal payments of $13,661 and one of the loans remains outstanding with a balance of $1,339 at December 31, 2024.

The Company also provided GA Holdings with a $25,000 secured revolving credit facility upon closing the Great American Transaction on November 15, 2024 which had an initial outstanding balance of $1,698. The secured revolving credit facility is secured by all of the assets of GA Holdings and accrues interest at the annual rate of SOFR plus 4.75% (9.27% at December 31, 2024). Interest income recorded on the loan receivable was $21 during the period November 15, 2024 to December 31, 2024. The loan matures on November 15, 2025. The outstanding balance on the secured revolving credit facility was $1,698 at December 31, 2024.

During the period November 15, 2024 to December 31, 2024, the Company provided services to GA Holdings in accordance with a transition services agreement for accounting, information technology and other administration services and recorded fee revenues for these services in the amount of $598. At December 31, 2024, amounts due from GA Holdings for these services totaled $121.

Other

On March 2, 2021, the Company purchased a $2,400 minority equity interest in Dash Medical Holdings, LLC (“Dash”) and one of the Company’s board of directors was appointed to the board of directors of Dash. On June 13, 2024, the Company sold its equity interest in Dash for $2,760, resulting in a realized gain of $360. In December 2024, the Company earned an advisory fee of $2,650 for services in connection with sale of Q-mation, Inc. where one of the board of directors of the Company is the president of Q-mation, Inc.

On March 10, 2023, the Company sold a loan receivable including accrued interest in the amount of $7,600 to two related parties. BRC Partners Opportunity Fund, LP (“BRCPOF”) purchased $3,519 of the loan receivable including accrued interest, and 272 Capital L.P. (“272LP”) purchased $4,081 of the loan receivable including accrued interest; both of the partnerships are private equity funds managed at the time of the transaction by one of the Company’s subsidiaries. Our executive officers and members of our board of directors have a 58.2% financial interest, which includes a financial interest of Bryant Riley, our Co-Chief Executive Officer, of 24.9% in the BRCPOF as of December 31, 2023. During the year ended December 31, 2024, all equity balances in the BRCPOF were distributed, pro-rata, to BRC Partners Opportunity Trust, LP, a liquidating trust. As of December 31, 2024, our board of directors

BRC GROUP HOLDINGS, INC. (F/K/A B. RILEY FINANCIAL, INC.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except share data)

NOTE 23 — RELATED PARTY TRANSACTIONS (cont.)

have a 58.2% financial interest, which includes a financial interest of Bryant Riley, our Co-Chief Executive Officer, of 24.9% in BRC Partners Opportunity Trust, LP as of December 31, 2024. Our executive officers and members of our board of directors had a zero and 15.3% financial interest in the 272LP as of December 31, 2024 and 2023, respectively. On February 5, 2024, the Company sold its interest in 272LP and 272 Advisors, LLC for a promissory note of $2,000 plus additional revenue sharing up to $4,100, which is based on future management fees earned.

The Company often provides consulting or investment banking services to raise capital for companies in which the Company has significant influence through equity ownership, representation on the board of directors (or similar governing body), or both. During the years ended December 31, 2024 and 2023, the Company earned $4,491 and $3,278, respectively, of fees related to these services.

NOTE 24 — BUSINESS SEGMENTS

The Company reports segment information based on the various industries the Company operates and how the businesses are managed. These businesses are aggregated into operating segments in a manner that reflects how the Company views the business activities. The Company’s businesses are operated by separate local management and certain of the Company’s businesses are grouped together when they operate within a similar industry, comprising similarities in products and services, customers, and production processes, and when considered together, may be managed in accordance with one or more investment or operational strategies specific to those businesses. The Company’s five reportable segments reflect the way the Company is managed, and for which separate financial information is available and evaluated regularly by the Company’s CODM in deciding how to allocate resources and assess performance. The individuals comprising the role of CODM are the Company’s two Co-Chief Executive Officer’s and the Company’s Chief Financial Officer, who collectively use segment operating income or loss as a measure of a segment’s profit or loss. The segment information the CODM regularly receives does not include asset information and does not use segment asset information to assess performance or allocate resources. Accordingly, asset information is not provided by reportable segment. The measure of assets are reported on the consolidated balance sheets as total assets.

Revenues by segment represent amounts earned on the various services offered within each reportable segment. Our significant operating expenses regularly provided to the CODM and used to assess segment performance and determine the deployment of capital are classified as employee compensation and benefits expense, professional services, occupancy-related costs, other selling, general and administrative expenses, restructuring charge, depreciation and amortization, and impairment of goodwill and intangible assets. Employee compensation and benefits expense consists of salaries, payroll taxes, benefits, incentive compensation payable as commissions and cash bonus awards, and share based compensation for equity awards. Occupancy-related costs consists of office rent, technology and communication costs, and other office expenses. Professional services expense consists of legal, accounting, audit and other consulting expenses. Restructuring charges include expenses related to reorganization and consolidation activities which includes, among other, reductions in workforce and facility closures. Depreciation and amortization expense consists of depreciation expense for property and equipment and amortization of intangible assets. The balance of our operating expenses (other selling, general and administrative expenses) includes costs for travel, marketing and business development, and other operating expenses. Comparable prior year information has been recast to reflect the additional disclosure of employee compensation and benefits by segment and other selling, general and administrative expenses by segment in conjunction with the adoption of ASU 2023-07 as described in Note 2(af) — Recent Accounting Standards, as well as to reflect discontinued operations presentation as described in Note 4 — Discontinued Operations and Assets Held for Sale.

BRC GROUP HOLDINGS, INC. (F/K/A B. RILEY FINANCIAL, INC.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except share data)

NOTE 24 — BUSINESS SEGMENTS (cont.)

The following is a summary of certain financial data for each of the Company’s reportable segments:

	Year Ended December 31,
	2024	2023
Capital Markets segment:
Revenues – Services and fees	$192,499	$249,036
Trading (loss) income	(60,285)	16,845
Fair value adjustments on loans	(325,498)	20,225
Interest income – loans	54,141	123,244
Interest income – securities lending	70,862	161,652
Total revenues	(68,281)	571,002
Employee compensation and benefits	(123,520)	(154,514)
Professional services	(4,012)	(18,967)
Occupancy-related costs	(8,189)	(9,242)
Other selling, general and administrative expenses	(42,823)	(42,270)
Interest expense – Securities lending and loan participations sold	(66,128)	(145,435)
Depreciation and amortization	(3,155)	(3,998)
Impairment of tradenames	—	(1,733)
Segment (loss) income	(316,108)	194,843

Wealth Management segment:
Revenues – Services and fees	197,468	193,487
Trading income	3,278	4,758
Total revenues	200,746	198,245
Employee compensation and benefits	(156,715)	(152,309)
Professional services	(2,814)	(3,127)
Occupancy-related costs	(11,464)	(13,935)
Other selling, general and administrative expenses	(19,146)	(21,408)
Restructuring charge	—	(61)
Depreciation and amortization	(4,177)	(4,308)
Segment income (loss)	6,430	3,097

Communications segment:
Revenues – Services and fees	289,435	330,952
Revenues – Sale of goods	5,589	6,737
Total revenues	295,024	337,689
Direct cost of services	(165,302)	(183,993)
Cost of goods sold	(6,088)	(7,848)
Employee compensation and benefits	(33,351)	(43,090)
Professional services	(5,022)	(3,743)
Occupancy-related costs	(9,919)	(11,629)
Other selling, general and administrative expenses	(24,244)	(25,180)
Depreciation and amortization	(21,548)	(25,941)
Restructuring charge	(379)	(1,540)
Segment income	29,171	34,725

BRC GROUP HOLDINGS, INC. (F/K/A B. RILEY FINANCIAL, INC.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except share data)

NOTE 24 — BUSINESS SEGMENTS (cont.)

	Year Ended December 31,
	2024	2023
Consumer Products segment:
Revenues – Sale of goods	202,597	233,202
Cost of goods sold	(152,625)	(164,635)
Employee compensation and benefits	(39,650)	(41,065)
Professional services	(8,544)	(10,020)
Occupancy-related costs	(6,518)	(6,606)
Other selling, general and administrative expenses	(6,812)	(9,538)
Depreciation and amortization	(7,991)	(9,918)
Impairment of goodwill and other intangible assets	(31,681)	(68,600)
Restructuring charge	(1,143)	(530)
Segment (loss) income	(52,367)	(77,710)

E-Commerce segment:
Revenues – Services and fees	$13,855	$—
Revenues – Sale of goods	10,646	—
Total revenues	24,501	—
Direct cost of services	(6,449)	—
Cost of goods sold	(6,959)	—
Employee compensation and benefits	(10,732)	—
Professional services	(3,681)	—
Occupancy-related costs	(2,403)	—
Other selling, general and administrative expenses	(7,025)	—
Depreciation and amortization	(1,469)	—
Impairment of goodwill and other intangible assets	(73,692)	—
Segment loss	(87,909)	—
Consolidated operating (loss) income from reportable segments	(420,783)	154,955

All Other:
Revenues – Services and fees	89,449	47,992
Revenues – Sale of goods	1,787	364
Total revenues	91,236	48,356
Direct cost of services	(42,150)	(30,072)
Cost of goods sold	(1,962)	(353)
Employee compensation and benefits	(22,491)	(11,252)
Professional services	(2,950)	(2,433)
Occupancy-related costs	(10,085)	(3,723)
Other selling, general and administrative expenses	(13,208)	(6,300)
Depreciation and amortization	(5,989)	(3,971)

BRC GROUP HOLDINGS, INC. (F/K/A B. RILEY FINANCIAL, INC.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except share data)

NOTE 24 — BUSINESS SEGMENTS (cont.)

	Year Ended December 31,
	2024	2023
Corporate:
Revenues – Services and fees	598	—
Employee compensation and benefits	(45,156)	(57,614)
Professional services	(32,200)	(16,136)
Occupancy-related costs	(8,036)	(7,659)
Other selling, general and administrative expenses	16,233	15,972
Depreciation and amortization	(604)	(749)
Operating (loss) income	(497,547)	79,021
Interest income	3,600	3,859
Dividend income	4,462	12,747
Realized and unrealized losses on investments	(263,686)	(162,053)
Change in fair value of financial instruments and other	4,777	(3,998)
Gain on bargain purchase	—	15,903
Income (loss) from equity method investments	31	(152)
Loss on extinguishment of debt	(18,725)	(5,409)

Interest expense:
Capital Markets segment	(633)	(14,986)
Communications segment	(9,288)	(11,573)
Consumer Products segment	(4,261)	(7,924)
E-Commerce segment	(1,056)	—
Corporate and other	(118,070)	(121,757)
Interest expense	(133,308)	(156,240)
Loss from continuing operations before income taxes	(900,396)	(216,322)
(Provision for) benefit from income taxes	(22,013)	39,115
Loss from continuing operations	(922,409)	(177,207)
Income from discontinued operations, net of income taxes	147,470	71,576
Net loss	(774,939)	(105,631)
Net (loss) income attributable to noncontrolling interests and redeemable noncontrolling interests	(10,665)	(5,721)
Net loss attributable to Registrant	(764,274)	(99,910)
Preferred stock dividends	8,060	8,057
Net loss available to common shareholders	$(772,334)	$(107,967)

BRC GROUP HOLDINGS, INC. (F/K/A B. RILEY FINANCIAL, INC.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except share data)

NOTE 24 — BUSINESS SEGMENTS (cont.)

The following table presents revenues by geographical area:

	Year Ended December 31,
	2024	2023
Revenues
Services and fees
North America	$783,304	$821,467
Trading loss (income)
North America	(57,007)	21,603
Fair value adjustments on loans
North America	(325,498)	20,225
Interest income – loans
North America	54,141	123,244
Interest income – securities lending
North America	70,862	161,652
Sale of goods
North America	118,676	126,297
Australia	12,305	11,878
Europe, Middle East, and Africa	55,517	65,596
Asia	24,736	26,790
Latin America	9,385	9,742
Total – Sale of goods	220,619	240,303
Total Revenues
North America	644,478	1,274,488
Australia	12,305	11,878
Europe, Middle East, and Africa	55,517	65,596
Asia	24,736	26,790
Latin America	9,385	9,742
Total Revenues	$746,421	$1,388,494

The following table presents long-lived assets, which consist of property and equipment, net, by geographical area:

	December 31, 2024	December 31, 2023
Long-lived Assets – Property and Equipment, net:
North America	$18,327	$24,163
Europe	217	396
Asia Pacific	81	133
Australia	54	83
Total	$18,679	$24,775

Segment assets are not reported to, or used by, the Company’s CODM to allocate resources to, or assess performance of, the segments and therefore, total segment assets have not been disclosed.

BRC GROUP HOLDINGS, INC. (F/K/A B. RILEY FINANCIAL, INC.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except share data)

NOTE 25 — SUBSEQUENT EVENTS

Wealth Management

On October 31, 2024, the Company signed a definitive agreement to sell a portion of the Company’s (W-2) Wealth Management business to Stifel for estimated net consideration based on the number of advisors that join Stifel at closing, among other things. Upon closing the transaction on April 4, 2025, the sale was completed for net cash consideration of $26,037, representing 36 financial advisors whose managed accounts represent approximately $4.0 billion, or 19.3%, of AUM as of December 31, 2024.

Debt Financing and Repayment of Nomura Credit Facility

On February 26, 2025, the Company and BRFH, a wholly owned subsidiary of the Company, entered into a new credit agreement with a group of funds indirectly or directly controlled by Oaktree Capital Management, L.P. with Oaktree Fund Administration, LLC, acting as the administrative agent and collateral agent. The new credit agreement provided for (i) a three-year $125,000 secured term loan credit facility and (ii) a four-month $35,000 secured delayed draw term loan credit facility. The proceeds from the Initial Term Loan Facility were primarily used (a) to repay the existing indebtedness under the Nomura Credit agreement discussed in Note 13, (b) for working capital and general corporate purposes and (c) to pay transaction fees and expenses. The proceeds of the Delayed Draw Facility was used (a) to fund obligations relating to the liquidation of substantially all of the assets of JOANN, Inc. and its subsidiaries and (b) for working capital and general corporate purposes.

Borrowings accrue interest at the adjusted term SOFR rate as defined in the Credit Facility with an applicable margin of 8.00%. In addition to paying interest on outstanding borrowings under the Credit Facility, the Company was required to pay (i) a closing fee of 3.00% of the aggregate principal amount of the loans under the Initial Term Loan Facility and 2.00% of the aggregate principal amount of the loans under the Delayed Draw Facility, and (ii) an exit fee upon the prepayment or repayment of the Credit Facility of 5.00% of the aggregate principal amount of such loans repaid, provided, that the Initial Term Loan Facility exit fee shall not be payable if the share price for the Company’s common stock exceeds a certain threshold. The Credit Facility also contains a provision where the final $62,500 of repayment of principal on the Initial Term Loan may be subject to an additional prepayment premium, as defined in the Credit Facility, if the prepayment occurs before the second anniversary date of the Credit Facility.

The Company issued warrants to certain affiliates of Oaktree Capital Management, L.P. in connection with the Credit Facility to purchase approximately 1,832,290 shares (or 6% on a fully diluted basis) of the Company’s common stock at an exercise price of $5.14 per share. The warrants contain certain anti-dilution provisions pursuant to which, under certain circumstances, the warrant holders would be entitled to exercise the warrants for up to 19.9% of the then-outstanding shares of the Company’s common stock.

Subject to certain eligibility requirements, certain assets of the BRFH Borrower are placed into the Borrowing Base, which serves to limit the borrowings under the Credit Facility. The sale of an asset in the Borrowing Base requires the BRFH Borrower to make a prepayment in an amount equal to the proceeds of such disposition multiplied by the percentage “credit” that is assigned to such asset in the Borrowing Base. The BRFH Borrower may be obligated to prepay the loans or post cash in a controlled account in the event the Borrowing Base falls below a certain level as defined in the Credit Facility. The Credit Facility contains covenants that, among other things, limit the Company’s, the BRFH Borrower’s and the BRFH Borrower’s subsidiaries’ ability to incur additional indebtedness or liens, to dispose of assets, to make certain fundamental changes, to enter into restrictive agreements, to make certain investments, loans, advances, guarantees and acquisitions, to prepay certain indebtedness and to pay dividends or to make other distributions or redemptions/repurchases in respect of their respective equity interests.

Sale of Atlantic Coast Recycling

On March 3, 2025, the Company and BR Financial, B. Riley Environmental Holdings, LLC and other indirect subsidiaries of the Company which included the Atlantic Companies, entered into the MIPA whereby the Interests owned by BR Financial and the minority holders were sold to a third party in accordance with the terms of the MIPA

BRC GROUP HOLDINGS, INC. (F/K/A B. RILEY FINANCIAL, INC.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except share data)

NOTE 25 — SUBSEQUENT EVENTS (cont.)

on March 3, 2025. The Interests were sold to the third party on March 3, 2025 for a purchase price of $102,478, subject to certain adjustments and a holdback amount pending receipt of a certain third party consent, resulting in cash proceeds of $68,638 to the Company after adjustments for amounts allocated to non-controlling interests, repayment of contingent consideration, transaction costs and other items directly attributable to the closing of the transaction. Of the $68,638 of cash proceeds received by the Company, approximately $22,610 was used to pay interest, fees, and principal on the Credit Facility discussed above. A gain of $52,705 was recognized in the first quarter of 2025 from this sale.

B. Riley Securities Holdings, Inc. Equity Issuance

On March 10, 2025, the Company’s wholly-owned subsidiary B. Riley Securities Holdings, Inc. (“BRSH”), which is comprised of the broker dealer operations within the Capital Markets segment, merged with a shell corporation and issued 0.6% of the equity in BRSH to certain investors in the shell corporation and. upon completion of the transaction, became minority stockholders of BRSH. Simultaneously with the merger with the shell corporation, BRSH approved the BRSH Stock Incentive Plan (the “BRSH Stock Plan”) and issued restricted stock awards to employees and officers of BRSH which represented 10.0% of the equity of BRSH that vest over a period of four to five years. Assuming the full issuance of the restricted stock awards, the Company continues to own 89.4% of BRSH.

Exchange of Senior Notes

On March 26, 2025, the Company completed a private exchange transaction with an institutional investor pursuant to which the investor exchanged $86,309 of aggregate principal amount of the Company’s 5.50% Senior Notes due March 2026 Notes and $36,745 aggregate principal amount of the Company’s 5.00% Senior Notes due December 2026 owned by it for approximately $87,753 aggregate principal amount of New Notes, whereupon the exchanged notes were cancelled.

In addition, on April 7, 2025, the Company completed a private exchange transaction with another institutional investor pursuant to which the Investor exchanged approximately $22,000 aggregate principal amount of the Company’s 5.00% Senior Notes due December 2026, 6.00% Senior Notes due January 2028 and 5.25% Senior Notes due August 2028 for approximately $9,992 aggregate principal amount of the New Notes.

On May 21, 2025, the Company completed a private exchange transaction with another institutional investor to exchange principal amounts of approximately $29,535, $75,000, and $34,537 of the Company’s 5.50% Senior Notes due March 2026, 5.00% Senior Notes due December 2026, and 6.00% Senior Notes due January 2028, respectively, for approximately $93,067 aggregate principal amount of the New Notes. In addition, the Company will issue to the investor warrants to purchase an aggregate of approximately 372,268 common shares at an exercise price of $10.00 per share exercisable for a period of seven years from the issuance date.

On June 30, 2025, the Company completed a private exchange transaction with another institutional investor to exchange principal amounts of approximately $8,021, $1,892, and $18,096 of the Company’s 5.00% Senior Notes due December 2026, 6.00% Senior Notes due January 2028, and 5.25% Senior Notes due August 2028, respectively, for approximately $13,000 aggregate principal amount of the New Notes. In addition, the Company will issue to the investor warrants to purchase an aggregate of approximately 52,000 common shares at an exercise price of $10.00 per share exercisable for a period of seven years from the issuance date.

On July 11, 2025, the Company completed a private exchange transaction with another institutional investor to exchange principal amounts of approximately $2,061, $19,682, $4,706, and $16,389 of the Company’s 6.50% Senior Notes due September 2026, 5.00%, Senior Notes due December 2026, 6.00% Senior Notes due January 2028, and 5.25% Senior Notes due August 2028, respectively, for approximately $24,611 aggregate principal amount of the New Notes. In addition, the Company will issue to the investor warrants to purchase an aggregate of approximately 98,444 common shares at an exercise price of $10.00 per share exercisable for a period of seven years from the issuance date.

BRC GROUP HOLDINGS, INC. (F/K/A B. RILEY FINANCIAL, INC.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except share data)

NOTE 25 — SUBSEQUENT EVENTS (cont.)

The New Notes were issued pursuant to an indenture, dated as of March 26, 2025 (the “Indenture”), between the Company, certain subsidiaries of the Company, as guarantors, and GLAS Trust Company LLC, a New Hampshire limited liability company, as trustee and collateral agent (in such capacities, the “Trustee”), and the New Notes are unconditionally guaranteed jointly and severally by all direct and indirect wholly-owned restricted subsidiaries of the Company, subject to certain excluded subsidiaries (collectively, the “Guarantors”). The New Notes are secured on a second lien basis, junior to the obligations under the Company’s Credit Facility, by substantially all of the assets of the Company and the Guarantors. The New Notes are subordinated in right of payment to the payment in full of the obligations under the Company’s Credit Facility.

The New Notes accrue interest at a rate of 8.00% per annum, payable semi-annually in arrears on April 30 and October 31, starting October 31, 2025. The New Notes mature on January 1, 2028. The Company may redeem the New Notes (i) at any time, in whole or in part, before March 26, 2026, at a redemption price equal to 100% of the aggregate principal amount being redeemed, plus a customary make-whole premium, plus accrued and unpaid interest, if any, to, but excluding, the redemption date; and (ii) at any time, in whole or in part, after March 26, 2026, at a redemption price equal to 100% of the aggregate principal amount being redeemed, plus accrued and unpaid interest, if any, to, but excluding, the redemption date.

The New Notes contain change of control provisions, whereby the holders of the New Notes have the right to require the Company to repurchase all or a portion of the New Notes at a purchase price, in cash, equal to 101% of the principal amount thereof, plus accrued and unpaid interest. In addition, if the Company or its restricted subsidiaries engage in certain asset sales and do not invest such proceeds or permanently reduce certain debt within a specified period of time, the Company will be required to use a portion of the proceeds of such asset sales above a specified threshold to make an offer to purchase the New Notes at a price equal to 100% of the principal amount of the New Notes being purchased, plus accrued and unpaid interest. The Indenture contains certain covenants that, among other things, limit the Company’s and its subsidiaries’ ability to incur additional indebtedness or liens, to dispose of assets, to make certain fundamental changes, to enter into restrictive agreements, to make certain investments, loans, advances, guarantees and acquisitions, to prepay certain indebtedness and to pay dividends or to make other distributions or redemptions/repurchases in respect of their respective equity interests.

Nogin

On March 31, 2025, the Company signed a Deed of Assignment for the Benefit of Creditors, (i) pursuant to which all of the assets of Nogin were transferred to an assignee for the benefit of Nogin’s creditors, and (ii) which provides the assignee the right to, among other things, sell or dispose of such assets and settle all claims against Nogin. The Company no longer controls or owns the assets of Nogin and the results of operations will no longer be reported in the Company’s consolidated financial statements after March 31, 2025.

Sale of GlassRatner and Farber

On June 27, 2025, the Company signed an equity purchase agreement to sell all of the membership interests of GlassRatner and Farber. The aggregate cash consideration paid by the Buyers for the interests of GlassRatner and shares of Farber was $117,800, which is based on a target closing working capital amount that is subject to adjustment within 180-days following the sale date. In connection with the sale, the Company entered into a transition services agreement with the buyer to provide certain services.

BRC GROUP HOLDINGS, INC. (F/K/A B. RILEY FINANCIAL, INC.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except share data)

NOTE 25 — SUBSEQUENT EVENTS (cont.)

Targus/FGI Credit Agreement

On August 20, 2025, the Targus Borrower and certain FGI Loan Parties entered into the Targus/FGI Credit Agreement with FGI , as agent and for a three-year $30,000 revolving loan facility, the proceeds of which were used to refinance and repay all obligations under the existing Targus Credit Agreement with PNC. The final maturity date of the Targus/FGI Credit Agreement is August 20, 2028.

The Targus/FGI Credit Agreement is a revolving line of credit facility with a receivables purchase feature under which the purchase of eligible receivables is on a full recourse basis with each borrower retaining the risk of non-payment. The revolving loans bear interest at the greater of (a) 5.25% per annum or (b) 3.00% above the term SOFR for a period of 1 month plus 10 basis points, plus (c) 0.30% per month collateral management fee.

The Targus/FGI Credit Agreement is secured by (i) a first priority perfected security interest in and a lien upon all of the assets of the FGI Loan Parties, and (ii) a pledge of all of the equity interests of the Targus Borrower and its direct and indirect subsidiaries. The Targus/FGI Credit Agreement contains certain covenants, including those limiting the FGI Loan Parties’ ability to incur indebtedness, incur liens, sell or acquire assets or businesses, change the nature of their businesses, engage in transactions with related parties, make certain investments or pay dividends. The Targus/FGI Credit Agreement also contains customary representations and warranties, affirmative covenants, and events of default, including payment defaults, breach of representations and warranties, covenant defaults and cross defaults. If an uncured event of default occurs, FGI would be entitled to take various actions, including the acceleration of amounts outstanding under the Targus/FGI Credit Agreement.

As required under the Targus/FGI Credit Agreement, BRCC, a wholly owned subsidiary of the Company, entered into an amendment to an existing intercompany loan and security agreement to extend an additional subordinated loan to the Targus Borrower at the closing of the Targus/FGI Credit Agreement in the amount of $5,000 increasing the aggregate principal amount of such loan from $5,000 to $10,000.

BRC GROUP HOLDINGS, INC. (F/K/A B. RILEY FINANCIAL, INC.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except share data)

NOTE 26 — CONDENSED FINANCIAL INFORMATION OF REGISTRANT

BRC Group Holdings, Inc. (f/k/a B. Riley Financial, Inc.)
(Parent Company Only)
Condensed Balance Sheets
(Dollars in thousands)

	December 31, 2024	December 31, 2023
Assets
Assets:
Cash and cash equivalents	$1,033	$1,147
Investment in consolidated subsidiaries	1,095,523	2,002,325
Other assets	19,903	52,153
Total assets	$1,116,459	$2,055,625

Liabilities and Stockholders’ Equity (Deficit)
Liabilities:
Accounts payable, accrued expenses and other liabilities	$71,539	$77,558
Dividends payable	2,534	18,929
Senior notes payable, net	1,530,561	1,668,021
Total liabilities	1,604,634	1,764,508
Total stockholders’ equity (deficit)	(488,175)	291,117
Total liabilities and stockholders’ equity (deficit)	$1,116,459	$2,055,625

See Notes to Condensed Financial Statements

BRC GROUP HOLDINGS, INC. (F/K/A B. RILEY FINANCIAL, INC.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except share data)

NOTE 26 — CONDENSED FINANCIAL INFORMATION OF REGISTRANT (cont.)

BRC Group Holdings, Inc. (f/k/a B. Riley Financial, Inc.)
(Parent Company Only)
Condensed Statements of Operations
(Dollars in thousands, except per share data)

	Year Ended December 31,
	2024	2023
Revenues	$3,642	$17,066
Operating expenses:
Selling, general and administrative expenses	48,896	40,053
Total operating expenses	48,896	40,053
Operating loss	(45,254)	(22,987)
Other income (expense):
Interest and dividend income	7	201
Interest expense	(92,657)	(103,212)
Gain on sale of discontinued operations	2,277	—
Gain on extinguishment of debt	120	—
Loss before income taxes	(135,507)	(125,998)
(Provision for) benefit from income taxes	(54,636)	32,192
Loss before income in equity investees	(190,143)	(93,806)
Equity in loss of subsidiaries	(574,131)	(6,104)
Net loss	(764,274)	(99,910)
Other comprehensive (loss) income	(6,798)	2,699
Comprehensive loss	$(771,072)	$(97,211)

See Notes to Condensed Financial Statements

BRC GROUP HOLDINGS, INC. (F/K/A B. RILEY FINANCIAL, INC.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except share data)

NOTE 26 — CONDENSED FINANCIAL INFORMATION OF REGISTRANT (cont.)

BRC Group Holdings, Inc. (f/k/a B. Riley Financial, Inc.)
(Parent Company Only)
Condensed Statements of Cash Flows
(Dollars in thousands)

	Year Ended December 31,
	2024	2023
Cash flows from operating activities:
Net loss	$(764,274)	$(99,910)
Adjustments to reconcile net loss to net cash used in operating activities:
Equity in net loss of subsidiaries	574,131	6,104
Share-based compensation	7,746	16,241
Non-cash interest and other	4,162	5,228
Depreciation and amortization	382	606
Gain on extinguishment of debt	(120)	—
Change in operating assets and liabilities:
Other assets	102,225	7,994
Accounts payable, accrued expenses and other liabilities	(3,486)	22,562
Other liabilities	(2,533)	(2,268)
Net cash used in operating activities	(81,767)	(43,443)
Cash flows from investing activities:
Contributions to subsidiaries	(7,500)	(392,984)
Distributions from subsidiaries	274,000	580,000
Net cash provided by investing activities	266,500	187,016
Cash flows from financing activities:
Proceeds from issuance of senior notes	—	185
Redemption of senior notes	(140,491)	(58,924)
Payment of debt issuance and offering costs	—	(714)
ESPP and payment of employment taxes on vesting of restricted stock	(3,218)	(7,591)
Common dividends paid	(33,731)	(141,099)
Preferred dividends paid	(8,060)	(8,057)
Repurchase of common stock	—	(69,479)
Proceeds from issuance of common stock	—	115,000
Proceeds from issuance of preferred stock	—	467
Proceeds from exercise of warrants	653	—
Net cash used in financing activities	(184,847)	(170,212)
Decrease in cash, cash equivalents and restricted cash	(114)	(26,639)
Cash, cash equivalents and restricted cash, beginning of year	1,147	27,786
Cash, cash equivalents and restricted cash, end of year	$1,033	$1,147

See Notes to Condensed Financial Statements

NOTES TO CONDENSED FINANCIAL STATEMENTS (PARENT COMPANY)

NOTE 1 — BASIS OF PRESENTATION

The accompanying condensed financial statements for BRC Group Holdings, Inc. (f/k/a B. Riley Financial, Inc.) (the “Parent Company”) summarize the results of operations and cash flows of the Parent Company for the years ended December 31, 2024 and 2023 and the financial position as of December 31, 2024 and 2023.

The condensed financial statements of the Parent Company have been prepared in accordance with Rule 12-04, Schedule I of Regulation S-X, as the restricted net assets of the subsidiaries of the Parent Company (as defined in Rule 4-08(e)(3) of Regulation S-X) exceed 25% of the consolidated net assets of the Company. The ability of the Parent Company’s operating subsidiaries to pay dividends may be restricted due to the terms of the Nomura Credit Agreement.

In these statements, the Parent Company’s investment in subsidiaries is stated at cost plus equity in undistributed earnings of subsidiaries since the date the Parent Company began consolidating them. The Parent Company’s share of net income of its unconsolidated subsidiaries is included in consolidated income using the equity method. The Parent Company financial statements should be read in conjunction with the consolidated financial statements of BRC Group Holdings, Inc. (f/k/a B. Riley Financial) and subsidiaries for the corresponding years.

NOTE 2 — TRANSACTIONS WITH SUBSIDIARIES

During the years ended December 31, 2024 and 2023, distributions from subsidiaries to the Parent Company were $274,000 and $580,000, respectively, and contributions from the Parent Company to its subsidiaries were $7,500 and $392,984, respectively. The Parent Company maintains most of its cash and cash equivalents at its wholly owned subsidiaries to maximize returns on investments. Distributions from subsidiaries to the Parent Company are primarily to fund periodic investments that are made at the Parent Company or to fund debt service and interest costs on the senior notes, common stock and preferred stock dividends, and repurchases of common stock or other Parent Company securities. Contributions from the Parent Company to its subsidiaries are primarily made to fund acquisitions and investments that are made at the subsidiary level.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following table lists the costs and expenses payable by BRC Group Holdings, Inc. (the “Company” or the “Registrant”), in connection with the offering of securities covered by this prospectus, other than any sales commissions or discounts. All amounts shown are estimates except for the Securities and Exchange Commission (“SEC”) registration fee, and all of the fees and expenses will be borne by the Company.

Amount to be Paid
SEC registration fee	$
Legal fees and expenses		*
Accounting fees and expenses		*
Miscellaneous expenses		*
Total	$	*

____________

*        These fees are calculated based on the securities offered and the number of issuances and accordingly cannot be defined at this time.

Item 14. Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law (the “DGCL”) provides, in general, that a corporation incorporated under the laws of the State of Delaware, such as us, may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than a derivative action by or in the right of the corporation) by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person’s conduct was unlawful. In the case of a derivative action, a Delaware corporation may indemnify any such person against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification will be made in respect of any claim, issue or matter as to which such person will have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery of the State of Delaware or any other court in which such action was brought determines such person is fairly and reasonably entitled to indemnity for such expenses.

Our Amended and Restated Certificate of Incorporation and Bylaws, each as amended, provide that we will indemnify our directors, officers, employees and agents to the extent and in the manner permitted by the provisions of the DGCL, as amended from time to time, subject to any permissible expansion or limitation of such indemnification, as may be set forth in any stockholders’ or directors’ resolution or by contract.

We also have director and officer indemnification agreements with each of our executive officers and directors that provide, among other things, for the indemnification to the fullest extent permitted or required by Delaware law, provided that such indemnitee shall not be entitled to indemnification in connection with any proceedings or claims initiated or brought voluntarily by the indemnitee and not by way of defense, unless (i) such indemnification is expressly required to be made by law, (ii) the proceeding was authorized by our Board of Directors, (iii) indemnification is provided by us, in our sole discretion, pursuant to powers vested in us under the DGCL, or (iv) the proceeding is brought to establish or enforce a right to indemnification under the indemnification agreement or any other statute or law or otherwise as required under Section 145 of the DGCL. We are not required to indemnify the indemnitee for any amounts paid in settlement of a proceeding unless we consent to such settlement.

Any repeal or modification of these provisions approved by our stockholders shall be prospective only, and shall not adversely affect any limitation on the liability of a director or officer existing as of the time of such repeal or modification.

We have purchased and intend to maintain insurance on our behalf and on behalf of any person who is or was a director or officer against any loss arising from any claim asserted against him or her and incurred by him or her in that capacity, subject to certain exclusions and limits of the amount of coverage.

Item 15. Recent Sales of Unregistered Securities

Credit Agreement Warrants

In connection with the Credit Agreement, the Company issued to certain affiliates of Oaktree Capital Management, L.P. warrants to purchase approximately 1,832,287 shares of the Company’s Common Stock at an initial exercise price of $5.14 per share, subject to adjustment.

Exchange Transaction Warrants

In connection with the Exchange Transactions on March 26, 2025, April 7, 2025, May 21, 2025, June 30, 2025 and July 11, 2025, the Company issued to the investors warrants to purchase an aggregate of 913,692 shares of the Company’s Common Stock, at an exercise price of $10.00 per share.

Equity Plan-Related Issuances

In June 2025, the Company issued Mr. Yessner, Executive Vice President and Chief Financial Officer, an award of options to purchase 300,000 shares of Company Common Stock with an exercise price per share of (i) $7.00 for 100,000 shares, (ii) $10 for 100,000 shares and (iii) $12.50 for 100,000 shares (the “Option Award” and each such tranche, a “Tranche”). The Option Award has a ten year term and each Tranche will vest in equal installments on each of the first three anniversaries of the grant date, subject to Mr. Yessner’s continued employment with the Company through each vesting date.

In June 2025, Mr. Yessner was also issued 100,000 shares of Company Common Stock.

The issuances of the above securities were deemed to be exempt from registration under the Securities Act in reliance upon Section 4(a)(2) of the Securities Act or Regulation D promulgated thereunder or Rule 701 promulgated under Section 3(b) of the Securities Act as transactions by an issuer not involving any public offering or pursuant to benefit plans and contracts relating to compensation as provided under Rule 701. Individuals who purchased securities as described above represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were affixed to the share certificates issued in such transactions. None of the foregoing transactions involved any underwriters, underwriting discounts or commissions or any public offering.

Item 16. Exhibits and Financial Statement Schedules

(a) Exhibits

EXHIBIT INDEX

		Incorporated by Reference
Exhibit No.	Description	Form	Exhibit	Filing Date
2.1§	Equity Purchase Agreement, by and among B. Riley Advisory Holdings, LLC, B. Riley Advisory US, Inc., Registrant, Gallop U.S. Acquireco Inc., and 1001243443 Ontario Inc., dated as of June 27, 2025.	8-K	2.1	7/3/2025
2.2§	Membership Interest Purchase Agreement by and among Atlantic Coast Recycling Holdings, Inc., Atlantic Coast Recycling, LLC, a Atlantic Coast Recycling of Ocean County, LLC, and ReVal Group, LLC, Registrant, BR Financial Holdings, LLC, B. Riley Environmental Holdings, LLC, BRF Investments, LLC, Mario Gigante, InfraNext Partners Holdings, LLC, Alan Milton, Bruce Papp, Provident Trust Group — Robert Deutschman Roth IRA, Robert Deutschman, Roger Shapiro and Christian Morgan dated as of March 1, 2025.	8-K	2.1	3/7/2025
2.3§	Transfer and Contribution Agreement, dated as of October 25, 2024, between B. Riley Brand Management, LLC and BR Funding Holdings 2024-1, LLC.	8-K	2.1	10/31/2024
2.4	Membership Interest Purchase Agreement, dated October 25, 2024, by and among bebe stores, inc., HBN 120, LLC, BB Brand Holdings, LLC and BKST Brand Management, LLC.	8-K	2.2	10/31/2024
2.5§	Equity Purchase Agreement, dated as of October 13, 2024, relating to Great American Holdings, LLC.	8-K	2.1	11/21/2024
3.1	Amended and Restated Certificate of Incorporation, as amended, dated as of August 17, 2015	10-Q	3.1	8/3/2018
3.2	Amended and Restated Certificate of Incorporation, as amended, dated as of January 1, 2026	8-K	3.1	1/2/2026
3.3	Amended and Restated Bylaws, dated as of November 6, 2014	10-Q	3.6	11/6/2014
3.4	Amendment to Amended and Restated Bylaws of Registrant, dated as of April 3, 2019	8-K	3.1	4/9/2019
3.5	Amendment to Amended and Restated Bylaws, dated as of January 1, 2026	8-K	3.2	1/2/2026
3.6	Certificate of Designation designating the 6.875% Series A Cumulative Perpetual Preferred Stock of Registrant	8-K	3.1	10/7/2019
3.7	Certificate of Designation designating the 7.375% Series B Cumulative Perpetual Preferred Stock of Registrant	8-K	3.1	9/4/2020
3.8	State of Delaware, Registrant, Series A Certificate of Correction to Certificate of Designation designating the 6.875% Series A Cumulative Perpetual Preferred Stock	10-Q	3.1	2/21/2025
3.9	State of Delaware, Registrant, Series B Certificate of Correction to Certificate of Designation designating the 7.375% Series B Cumulative Perpetual Preferred Stock	10-Q	3.2	2/21/2025
4.0	Description of Registered Securities	10-K	4.29	3/16/2023
4.1	Form of common stock certificate	10-K	4.1	3/30/2015
4.2	Base Indenture, dated as of May 7, 2019, by and between the Registrant and The Bank of New York Mellon Trust Company, N.A., as Trustee	8-K	4.1	5/7/2019

		Incorporated by Reference
Exhibit No.	Description	Form	Exhibit	Filing Date
4.3	Second Supplemental Indenture, dated as of September 23, 2019, by and between the Registrant and The Bank of New York Mellon Trust Company, N.A., as Trustee (NASDAQ: RILYN)	8-K	4.3	9/23/2019
4.4	Form of 6.50% Senior Note due 2026 (NASDAQ: RILYN) (included in Exhibit 4.4)	8-K	4.3	9/23/2019
4.5	Fourth Supplemental Indenture, dated as of January 25, 2021, by and between the Registrant and The Bank of New York Mellon Trust Company, N.A., as trustee (NASDAQ: RILYT)	8-K	4.5	1/25/2021
4.6	Form of 6.00% Senior Note due 2028 (NASDAQ: RILYT) (included in Exhibit 4.6)	8-K	4.5	1/25/2021
4.7	Fifth Supplemental Indenture, dated as of March 29, 2021, by and between the Registrant and The Bank of New York Mellon Trust Company, N.A., as trustee (NASDAQ: RILYK)	8-K	4.6	3/29/2021
4.8	Form of 5.50% Senior Note due 2026 (NASDAQ: RILYK) (included in Exhibit 4.8)	8-K	4.6	3/29/2021
4.9	Sixth Supplemental Indenture, dated as of August 6, 2021, by and between the Registrant and The Bank of New York Mellon Trust Company, N.A., as trustee (NASDAQ: RILYZ)	8-K	4.7	8/6/2021
4.10	Form of 5.25% Senior Note due 2028 (NASDAQ: RILYZ) (included in Exhibit 4.10)	8-K	4.7	8/6/2021
4.11	Seventh Supplemental Indenture, dated as of December 3, 2021, by and between the Registrant and The Bank of New York Mellon Trust Company, N.A., as trustee (NASDAQ: RILYG)	8-K	4.8	12/3/2021
4.12	Form of 5.00% Senior Note due 2026 (NASDAQ: RILYG) (included in Exhibit 4.12)	8-K	4.8	12/3/2021
4.13	Eighth Supplemental Indenture, by and between the Registrant and The Bank of New York Mellon Trust Company, N.A., as trustee, dated as of January 1, 2026.	8-K	3.3	1/2/2026
4.14§	Indenture, by and among Registrant and GLAS Trust Company LLC, as trustee and collateral agent, governing the issuance by Registrant. of 8.00% Senior Secured Second Lien Notes due January 2028, dated as of March 26, 2025.	8-K	10.1	4/1/2025
4.15§	Form of 8.00% Senior Secured Second Lien Note due 2028.	8-K	10.2	4/1/2025
4.16	Supplemental Indenture No. 2 by and among the Registrant and GLAS Trust Company LLC, dated as of August 4, 2025.	10-Q	10.7	1/14/2026
4.17	Deposit Agreement, dated October 7, 2019, among the Registrant, Continental Stock Transfer & Trust Company, as Depositary, and the holders of depositary receipts, with respect to Registrant’s 6.875% Series A Cumulative Perpetual Preferred Stock (NASDAQ: RILYP)	8-K	4.1	10/7/2019
4.18	Form of Specimen Certificate representing the 6.875% Series A Cumulative Perpetual Preferred Stock, par value $0.0001 per share (NASDAQ: RILYP)	8-K	4.2	10/7/2019
4.19	Form of Depositary Receipt (NASDAQ: RILYP) (included as Exhibit A to Exhibit 4.1)	8-K	4.3	10/7/2019
4.20	Deposit Agreement, dated September 4, 2020, among the Registrant, Continental Stock Transfer & Trust Company, as Depositary, and the holders of depositary receipts, with respect to Registrant’s 7.375% Series B Cumulative Perpetual Preferred Stock (NASDAQ: RILYL)	8-K	4.1	9/4/2020
4.21	Form of Specimen certificate representing the 7.375% Series B Cumulative Perpetual Preferred Stock, par value $0.0001 per share, of Registrant (NASDAQ: RILYL)	8-K	4.2	9/4/2020

		Incorporated by Reference
Exhibit No.	Description	Form	Exhibit	Filing Date
4.22	Form of Depositary Receipt (NASDAQ: RILYL) (included as Exhibit A to Exhibit 4.1)	8-K	4.3	9/4/2020
10.1#	Amended and Restated 2009 Stock Incentive Plan	10-Q	10.1	8/11/2015
10.2#	Amended and Restated 2009 Stock Incentive Plan — Form of Restricted Stock Unit Agreement	10-Q	10.2	8/11/2015
10.3#	Amended and Restated 2009 Stock Incentive Plan — Stock Bonus Program and Form of Stock Bonus Award Agreement	10-Q	10.3	8/11/2015
10.4#	Amendment to Amended and Restated 2009 Stock Incentive Plan	10-Q	10.4	11/1/2019
10.5#	Management Bonus Plan	8-K	10.1	8/18/2015
10.6#	2018 Employee Stock Purchase Plan	8-K	10.1	7/31/2018
10.7#	2021 Stock Incentive Plan, incorporated by reference to Appendix A to the Company’s definitive proxy statement, dated April 20, 2021 filed with the Securities and Exchange Commission	8-K	10.01	6/3/2021
10.8#	Form of Restricted Stock Unit Award Agreement (Time-Vesting) under the 2021 Stock Incentive Plan	10-K	10.34	4/24/2024
10.9#	PRSU Grant Agreement	10-K	10.46	2/28/2022
10.10#*	B. Riley Securities Holdings, Inc. Stock Incentive Plan
10.11#*	B. Riley Securities Holdings, Inc. Stock Incentive Plan Form for Restricted Stock Award Agreement for Senior Executives
10.12	BRPI Acquisition Co LLC and Banc of California Credit Agreement, dated as of December 19, 2018	8-K	10.1	12/27/2018
10.13	First Amendment to BRPI Acquisition Co LLC and Banc of California Credit Agreement and Joinder, dated as of February 1, 2019	8-K	10.1	2/7/2019
10.14	Second Amendment to BRPI Acquisition Co LLC and Banc of California Credit Agreement, dated December 31, 2020	8-K	10.1	1/6/2021
10.15	Third Amendment to BRPI Acquisition Co LLC and Banc of California Credit Agreement, dated as of December 16, 2021	10-K	10.44	2/25/2022
10.16	Fourth Amendment to BRPI Acquisition Co LLC and Banc of California Credit Agreement, dated as of June 21, 2022	10-Q	10.1	7/29/2022
10.17	Fifth Amendment to BRPI Acquisition Co LLC Banc of California Credit Agreement, dated as of March 15, 2024	10-Q	10.4	5/15/2024
10.18	Sixth Amendment to BRPI Acquisition Co LLC Banc of California Credit Agreement, dated as of April 9, 2024	10-Q	10.5	5/15/2024
10.19	Seventh Amendment to BRPI Acquisition Co LLC and Banc of California Credit Agreement, dated as of August 22, 2024	10-Q	10.11	2/21/2025
10.20	Eighth Amendment to BRPI Acquisition Co LLC. and Banc of California Credit Agreement, dated as of September 6, 2024	10-Q	10.12	2/21/2025
10.21	Ninth Amendment to BRPI Acquisition Co LLC and Banc of California Credit Agreement, dated as of September 13, 2024	10-Q	10.13	2/21/2025
10.22	Tenth Amendment to BRPI Acquisition Co LLC and Banc of California Credit Agreement, dated as of September 20, 2024	10-Q	10.14	2/21/2025
10.23	Eleventh Amendment to BRPI Acquisition Co LLC and Banc of California Credit Agreement, dated as of September 30, 2024	10-Q	10.15	2/21/2025
10.24	Twelfth Amendment to BRPI Acquisition Co LLC and Banc of California Credit Agreement, dated as of November 18, 2024	10-K	10.19	9/19/2025
10.25	Thirteenth Amendment to BRPI Acquisition Co LLC and Banc of California Credit Agreement, dated as of December 18, 2024	10-K	10.20	9/19/2025

		Incorporated by Reference
Exhibit No.	Description	Form	Exhibit	Filing Date
10.26	Security and Pledge Agreement, dated as of December 19, 2018	8-K	10.2	12/27/2018
10.27	Unconditional Guaranty and Pledge Agreement by B. Riley Principal Investments, LLC, dated as of December 19, 2018	8-K	10.3	12/27/2018
10.28	Unconditional Guaranty by the registrant, dated as of December 19, 2018	8-K	10.3	12/27/2018
10.29	Form of Director and Officer Indemnification Agreement	8-K	10.3	12/22/2021
10.30#	Amended and Restated Employment Agreement, by and among the Registrant, solely for the purposes of Section 3.2 B. Riley Securities, and Bryant R. Riley dated as of November 8, 2025	8-K	10.1	11/14/2025
10.31#	Amended and Restated Employment Agreement, dated as of April 11, 2023 by and between the Registrant and Thomas J. Kelleher	8-K	10.2	4/14/2023
10.32#	Amended and Restated Employment Agreement, dated as of April 11, 2023 by and between the Registrant and Phillip J. Ahn	8-K	10.3	4/14/2023
10.33#	Amended and Restated Employment Agreement, dated as of April 11, 2023 by and between the Registrant and Alan N. Forman	8-K	10.4	4/14/2023
10.34#	Amended and Restated Employment Agreement, dated as of April 11, 2023 by and between the Registrant and Andrew Moore	8-K	10.5	4/14/2023
10.35	Kenny Young Consulting Services Agreement, dated as of September 20, 2024	10-Q	10.20	2/21/2025
10.36#	Employment Agreement between the Registrant and Scott Yessner, dated as of May 19, 2025.	8-K	10.1	5/22/2025
10.37#	Nonstatutory Stock Option Agreement between the Registrant and Scott Yessner, dated as of May 19, 2025.	8-K	10.2	5/22/2025
10.38#	Amendment No. 1 to Amended and Restated Employment Agreement, dated as of January 15, 2026 by and between the Registrant and Alan N. Forman.	8-K	10.2	01/20/26
10.39	Guaranty, dated as of January 18, 2024, among Registrant, Babcock & Wilcox Enterprises, Inc. and Axos Bank	8-K	10.1	1/22/2024
10.40	Amendment to Credit Agreement by and among Babcock & Wilcox Enterprises, Inc., the other entities listed in Schedule I thereto, Registrant, the Lenders party thereto, and Axos Bank, dated as of June 18, 2025.	10-Q	10.8	12/15/2025
10.41§	Great American Holdings LLC Second Amended and Restated Agreement, dated as of November 15, 2024.	10-K	10.39	9/19/2025
10.42§	Credit Agreement among Lingo Management, LLC and Banc of California Credit Agreement, dated as of August 16, 2022	10-K	10.40	9/19/2025
10.43§	First Amendment to Lingo Management, LLC and Banc of California Credit Agreement and Joinder, dated as of September 9, 2022	10-K	10.41	9/19/2025
10.44§	Second Amendment to Lingo Management, LLC and Banc of California Credit Agreement, dated as of November 10, 2022	10-K	10.42	9/19/2025
10.45	Third Amendment to Lingo Management, LLC and Banc of California Credit Agreement, dated as of March 2, 2023	10-K	10.43	9/19/2025
10.46	Fourth Amendment to Lingo Management, LLC and Banc of California Credit Agreement, dated as of November 6, 2023	10-K	10.44	9/19/2025
10.47	Fifth Amendment to Lingo Management, LLC and Banc of California Credit Agreement, dated as of February 14, 2024	10-K	10.45	9/19/2025

		Incorporated by Reference
Exhibit No.	Description	Form	Exhibit	Filing Date
10.48	Sixth Amendment to Lingo Management, LLC and Banc of California Credit Agreement, dated as of March 15, 2024	10-K	10.46	9/19/2025
10.49	Seventh Amendment to Lingo Management, LLC and Banc of California Credit Agreement, dated as of April 9, 2024	10-Q	10.2	1/14/2025
10.50	Eighth Amendment to Lingo Management, LLC and Banc of California Credit Agreement, dated as of August 22, 2024	10-Q	10.16	2/21/2025
10.51	Ninth Amendment to Lingo Management, LLC and Banc of California Credit Agreement, dated as of September 6, 2024	10-Q	10.17	2/21/2025
10.52	Tenth Amendment to Lingo Management, LLC and Banc of California Credit Agreement, dated as of September 20, 2024	10-Q	10.18	2/21/2025
10.53	Eleventh Amendment to Lingo Management, LLC and Banc of California Credit Agreement, dated as of September 30, 2024	10-Q	10.19	2/21/2025
10.54	Twelfth Amendment to Lingo Management, LLC and Banc of California Credit Agreement, dated as of November 18, 2024	10-K	10.52	9/19/2025
10.55	Thirteenth Amendment to Lingo Management, LLC and Banc of California Credit Agreement, dated as of December 18, 2024	10-K	10.53	9/19/2025
10.56§	Credit Agreement, among Registrant, BR Financial Holdings, LLC, and Oaktree Fund Administration, LLC, dated as of February 26, 2025	8-K	10.1	3/4/2025
10.57§	Amendment No. 1 to Credit Agreement, among Registrant, BR Financial Holdings, LLC, and Oaktree Fund Administration, LLC, dated as of March 24, 2025	10-Q	10.3	11/18/2025
10.58§	Amendment No. 2 to Credit Agreement among Registrant, BR Financial Holdings, LLC and Oaktree Fund Administration, LLC, dated as of July 8, 2025	10-Q	10.1	1/14/2026
10.59	Amendment No. 3 to Credit Agreement among Registrant, BR Financial Holdings, LLC and Oaktree Fund Administration, LLC, dated as of October 8, 2025	8-K	10.1	10/14/2025
10.60	Form of Warrant, for warrants issued to RPVOF Broker CTB, LLC, OPIF Broker Holdings, L.P., Oaktree Copley Investments, LLC, OPPS XII Broker E Holdings, L.P. and OCM SSF III Broker Debt Holdings, L.P in connection with the Credit Agreement, dated February 26, 2025	8-K	10.2	3/4/2025
10.61§	Registration Rights Agreement among Registrant, and RPVOF Broker CTB, LLC, OPIF Broker Holdings, L.P., Oaktree-Copley Investments, LLC, OPPS XII Broker E Holdings, L.P., and OCM SSF III Broker Debt Holdings, L.P, dated as of February 26, 2025	8-K	10.3	3/4/2025
10.62§	Form of Warrant, for warrants issued to Holbrook Income Fund, dated March 26, 2025.	8-K	10.3	4/1/2025
10.63§	Registration Rights Agreement, by and between Registrant and Holbrook Income Fund, dated as of March 26, 2025.	8-K	10.4	4/1/2025
10.64§†	Form of Warrant, for warrants issued to Annuity Investors Life Insurance Company, C.M. Life Insurance Company, Massachusetts Mutual Life Insurance Company, and MassMutual Ascend Life Insurance Company, dated May 21, 2025.	8-K	10.1	5/28/2025
10.65§	Registration Rights Agreement by and between Registrant, and Annuity Investors Life Insurance Company, C.M. Life Insurance Company, Massachusetts Mutual Life Insurance Company, and MassMutual Ascend Life Insurance Company, dated as of May 21, 2025.	8-K	10.2	5/28/2025

		Incorporated by Reference
Exhibit No.	Description	Form	Exhibit	Filing Date
10.66§	Form of Warrant, for warrants issued to VR Global Partners, L.P., dated as of June 30, 2025.	10-Q	10.18	12/15/2025
10.67§	Registration Rights Agreement by and between Registrant, and VR Global Partners, L.P. dated as of June 30, 2025.	10-Q	10.19	12/15/2025
10.68§‡	Form of Warrant, for warrants issued to Great American Insurance Company, Great American Contemporary Insurance Company, and National Interstate Insurance Company (collectively “AFG”), dated as of April 7, 2025.	10-Q	10.20	12/15/2025
10.69§	Registration Rights Agreement by and between Registrant, and Great American Insurance Company, Great American Contemporary Insurance Company, and National Interstate Insurance Company (collectively “AFG”), dated as of April 7, 2025.	10-Q	10.21	12/15/2025
10.70§†	Form of Warrant, for warrants issued to Whitebox Multi-Strategy Partners, LP and Whitebox GT Fund, LP, dated as of July 11, 2025.	10-Q	10.2	1/14/2026
10.71§	Registration Rights Agreement by and between Registrant, Whitebox Multi-Strategy Partners, LP and Whitebox GT Fund, LP, dated as of July 11, 2025.	10-Q	10.3	1/14/2026
10.72§	Amended and Restated Credit Agreement among BRPI Acquisition Co LLC, Lingo Management, LLC, United Online, Inc., YMAX Corporation and Banc of California dated as of January 6, 2025.	10-Q	10.1	11/18/2025
10.73	First Amendment to Credit Agreement among BRPI Acquisition Co LLC, Lingo Management, LLC, United Online, Inc., YMAX Corporation and Banc of California, dated as of May 12, 2025.	10-Q	10.6	12/15/2025
10.74§	Second Amendment to Credit Agreement among BRPI Acquisition Co LLC, Lingo Management, LLC, United Online, Inc., YMAX Corporation and Banc of California, dated as of June 10, 2025.	10-Q	10.7	12/15/2025
10.75§	Revolving Credit, Term Loan and Security Agreement among Tiger US Holdings Inc., as the Initial Borrower; the other Borrowers that are party thereto; other loan parties that are party thereto; and PNC Bank, National Association, as Lender and Agent, dated as of October 18, 2022.	10-Q	10.9	12/15/2025
10.76§	Amendment No. 1 to Revolving Credit, Term Loan and Security Agreement by and among Tiger US Holdings Inc., as the Initial Borrower; the other Borrowers that are party thereto; other loan parties that are party thereto; and PNC Bank, National Association, as Lender and Agent, dated as of October 31, 2023.	10-Q	10.10	12/15/2025
10.77§	Amendment No. 2 to Revolving Credit, Term Loan and Security Agreement by and among Tiger US Holdings Inc., as the Initial Borrower; the other Borrowers that are party thereto; other loan parties that are party thereto; and PNC Bank, National Association, as Lender and Agent, dated as of February 20, 2024.	10-Q	10.11	12/15/2025
10.78§	Amendment No. 3 to Revolving Credit, Term Loan and Security Agreement by and among Tiger US Holdings Inc., as the Initial Borrower; the other Borrowers that are party thereto; other loan parties that are party thereto; and PNC Bank, National Association, as Lender and Agent, dated as of June 27, 2024.	10-Q	10.12	12/15/2025

		Incorporated by Reference
Exhibit No.	Description	Form	Exhibit	Filing Date
10.79§	Amendment No. 4 to Revolving Credit, Term Loan and Security Agreement by and among Tiger US Holdings Inc., as the Initial Borrower; the other Borrowers that are party thereto; other loan parties that are party thereto; and PNC Bank, National Association, as Lender and Agent, dated as of November 7, 2024.	10-Q	10.13	12/15/2025
10.80§	Amendment No. 5 to Revolving Credit, Term Loan and Security Agreement by and among Tiger US Holdings Inc., as the Initial Borrower; the other Borrowers that are party thereto; other loan parties that are party thereto; and PNC Bank, National Association, as Lender and Agent, dated as of May 9, 2025.	10-Q	10.14	12/15/2025
10.81§	Amendment No. 6 to Revolving Credit, Term Loan and Security Agreement by and among Tiger US Holdings Inc., as the Initial Borrower; the other Borrowers that are party thereto; other loan parties that are party thereto; and PNC Bank, National Association, as Lender and Agent, dated as of July 25, 2025.	10-Q	10.4	1/14/2026
10.82§	Amendment No. 7 Amendment No. 7 to Revolving Credit, Term Loan and Security Agreement by and among Tiger US Holdings Inc., as the Initial Borrower; the other Borrowers that are party thereto; other loan parties that are party thereto; and PNC Bank, National Association, as Lender and Agent, dated as of August 15, 2025.	10-Q	10.5	1/14/2026
10.83	Keepwell Agreement by and among Registrant, B. Riley Principal Investments, LLC, Tiger US Holdings Inc., and PNC Bank, National Association, as Agent, dated February 20, 2024.	10-Q	10.15	12/15/2025
10.84	Amendment No. 1 to Keepwell Agreement by and among Registrant, B. Riley Principal Investments, LLC, Tiger US Holdings Inc., and PNC Bank, National Association, as Agent, dated November 7, 2024.	10-Q	10.16	12/15/2025
10.85	Amendment No. 2 to Keepwell Agreement by and among Registrant, B. Riley Principal Investments, LLC, Tiger US Holdings Inc., and PNC Bank, National Association, as Agent, dated May 9, 2025.	10-Q	10.17	12/15/2025
10.86	Amendment No. 3 to Keepwell Agreement by and among Registrant, B. Riley Principal Investments, LLC, Tiger US Holdings Inc., and PNC Bank, National Association, as Agent, dated July 25, 2025.	10-Q	10.6	1/14/2026
10.87§	Revolving Credit, Receivables Purchase, Security and Guaranty Agreement by and among Targus International LLC, Targus US LLC, Hyper Products Inc., Targus (Canada) Ltd., Tiger US Holdings Inc., Targus US Newco Inc., Targus International Holdco (UK) Limited, Targus Group (UK) Limited, Targus Europe Limited, Targus Asia Pacific Limited, and FGI Worldwide LLC as lender and agent, dated as of August 20, 2025.	8-K	10.1	8/26/2025
21.1*	Subsidiary List
23.1*	Consent of Marcum LLP
23.2*	Consent of The NBD Group, Inc. (included in Exhibit 5.1)
24.1	Powers of Attorney (included in the signature page to this registration statement)

Incorporated by Reference
Exhibit No.	Description	Form	Exhibit	Filing Date
101.INS*	Inline XBRL Instance Document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).
107*	Filing Fee Table.

____________

*        To be filed by amendment.

**      Furnished herewith.

#        Management contract or compensatory plan or arrangement.

§        In accordance with Item 601(a)(5) of Regulation S-K, certain schedules and exhibits have not been filed. The Company agrees to furnish supplementally a copy of any omitted schedule or exhibit to the SEC upon request.

†        The Warrant Agreements between the Company and each of Annuity Investors Life Insurance Company, C.M. Life Insurance Company, Massachusetts Mutual Life Insurance Company and MassMutual Ascend Life Insurance Company are substantially identical in all material respects to the Form of Warrant incorporated herein by reference to Exhibit 10.1 of the Company’s Form 8-K, filed on May 28, 2025, except that the “Issuance Amounts” in such holders’ agreements are 2,636, 13,384, 278,788 and 77,460, respectively.

‡        The Warrant Agreements between the Company and each of Great American Insurance Company, Great American Contemporary Insurance Company, and National Interstate Insurance Company are substantially identical in all material respects to the Form of Warrant incorporated herein, except that the “Issuance Amounts” in such holders’ agreements are 36,496, 1,736, and 1,736, respectively.

Item 17. Undertakings

The undersigned Registrant hereby undertakes:

(1)    To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i)     To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)    To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective Registration Statement;

(iii)   To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

(2)    That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)    To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)    That, for the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the Registration Statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the Registration Statement or made in a document incorporated or deemed incorporated by reference into the Registration Statement or prospectus that is part of the Registration Statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the Registration Statement or prospectus that was part of the Registration Statement or made in any such document immediately prior to such date of first use.

(5)    That, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(6)    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Los Angeles, State of California, on [__], 2026.

BRC GROUP HOLDINGS, INC.
By:
Name:	Scott Yessner
Title:	Executive Vice President and Chief Financial Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Bryant R. Riley and Scott Yessner as his or her true and lawful attorneys-in-fact and agents, each with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement and to file the same, with all exhibits thereto and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that such attorneys-in-fact and agent or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

SIGNATURE	TITLE	DATE
	Co-Chief Executive Officer and Chairman of the Board	[____], 2026
Bryant R. Riley	(Principal Executive Officer)
	Executive Vice President and Chief Financial Officer	[____], 2026
Scott Yessner	(Principal Financial Officer)
	Chief Accounting Officer	[____], 2026
Howard E. Weitzman	(Principal Accounting Officer)
	Co-Chief Executive Officer and Director	[____], 2026
Thomas J. Kelleher
	Director	[____], 2026
Robert L. Antin
	Director	[____], 2026
Robert D’ Agostino
	Director	[____], 2026
Tammy Brandt
	Director	[____], 2026
Renée E. LaBran
	Director	[____], 2026
Randall E. Paulson
	Director	[____], 2026
Mimi K. Walters